As filed with the Securities and Exchange Commission on August 29 , 2012
Registration No. 333- 183409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
________________________

Amendment No. 1
to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
________________________

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

United Mexican States	6029	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Grupo Financiero Santander México, S.A.B. de C.V. Avenida Prolongación Paseo de la Reforma 500 Colonia Lomas de Santa Fe Delegación Álvaro Obregón 01219 México, D.F. +(52) 55-5257-8000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
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Banco Santander, S.A. New York Branch 45 E. 53rd Street New York, New York 10022 Attn: James H. Bathon, Chief Legal Officer (212) 350-3500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
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With copies to:
Nicholas A. Kronfeld Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017	Stuart K. Fleischmann Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022
Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.
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If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐  __________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐   __________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐  __________
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The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion
Preliminary Prospectus dated August 29 , 2012

P R O S P E C T U S
                       ADSs
American depositary shares representing Series B shares
Grupo Financiero Santander México, S.A.B. de C.V.
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This is our initial public offering of American depositary shares, or ADSs. Each ADS represents five shares of the Series B common stock of Grupo Financiero Santander México, S.A.B. de C.V. and is evidenced by American depositary receipts, or ADRs. All of the ADSs included in this international offering are being offered by the selling shareholders, Banco Santander, S.A. and Santusa Holding, S.L.  Banco Santander, S.A. is offering                 ADSs in this international offering. Concurrently with this international offering, Banco Santander, S.A. is offering        shares of Series B common stock in an offering in Mexico, which commenced on the same date as this international offering. The international offering is being underwritten by the international underwriters named in this prospectus. The shares offered in the Mexican offering will be sold at the peso equivalent per Series B share of the U.S. dollar price of the Series B shares underlying the ADSs offered hereby, and are being underwritten by the Mexican underwriters. The closings of the international and Mexican offerings are conditioned upon each other.  We will not receive any proceeds from the sale of Series B shares or ADSs offered by the selling shareholders.

Our capital stock is divided into two series of common shares, Series F shares and Series B shares. Series F shares are not included in this offering and may only be owned by a foreign financial institution, as defined in the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras). Series F shares may only be transferred with the prior approval of the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP). The Series B shares may be purchased by Mexican or non-Mexican individuals or entities, subject to certain transfer restrictions referred to in this prospectus. The Series F shares and the Series B shares generally have identical voting and economic rights. See “Description of Capital Stock.”

Prior to this offering, no public market existed for the ADSs. The initial public offering price of the ADSs is expected to be between U.S.$           and U.S.$           per ADS, which is equivalent to Ps.        and Ps.         per Series B share, based upon an exchange rate of Ps.        per U.S.$1.00 reported by the Mexican Central Bank (Banco de México) on                   , 2012 at a ratio of five Series B shares for each ADS. We intend to apply to list the ADSs for trading on the New York Stock Exchange, or NYSE, under the symbol “BSMX.” Our Series B shares currently trade on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) under the symbol “ SANMEX .” Because only 0.27% of the Series B shares are publicly held, there has been low trading volume for our Series B shares on the Mexican Stock Exchange.

Investing in our ADSs and the underlying Series B shares involves risks.  See “Risk Factors” beginning on page 24 of this prospectus.

	Per Series B Share	Per ADS	Total
Public offering price	U.S.$	U.S.$	U.S.$
Underwriting discounts and commissions(1)	U.S.$	U.S.$	U.S.$
Proceeds, before expenses, to the selling shareholders	U.S.$	U.S.$	U.S.$

(1)
Underwriting discounts and commissions exclude a separate financial advisory fee being paid to UBS Securities LLC, or one of its affiliates, as sole financial advisor to Banco Santander, S.A.  See “Underwriting (Conflicts of Interest).”

The international underwriters may also exercise their option to purchase up to an additional             ADSs, if any, from the selling shareholders, Banco Santander, S.A. and Santusa Holding, S.L., at the initial public offering price, less underwriting discount s and commissions , for 30 days after the date of this prospectus. The Mexican underwriters may also exercise their option to purchase up to an additional             Series B shares, if any, from the selling shareholders at the initial public offering price per Series B share in the Mexican offering, less underwriting discount s and commissions , for 30 days after the date of this prospectus. If either the international underwriters or the Mexican underwriters exercise their option to purchase additional ADSs or Series B shares, respectively, the underwriters will purchase first from Banco Santander, S.A. up to                     additional Series B shares (including in the form of ADSs), then from Santusa Holding, S.L. up to                       additional Series B shares (including in the form of ADSs). Santusa Holding, S.L. will only sell shares in this offering if the underwriters exercise their option to purchase more than                 additional Series B shares (including in the form of ADSs), and will not sell any shares in this offering if the international underwriters or the Mexican underwriters do not exercise their option to purchase additional shares. We will not receive any proceeds from the sale of Series B shares or ADSs offered by the selling shareholders.  The international and the Mexican options to purchase additional ADSs and Series B shares, respectively, may be exercised independently of each other but are expected to be exercised on a coordinated basis.

Neither the U.S. Securities and Exchange Commission, or SEC, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect that delivery of the ADSs will be made on or about                , 2012.
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Global Coordinators
Santander	UBS Investment Bank Sole Financial Advisor	Deutsche Bank Securities	BofA Merrill Lynch
Joint Bookrunners
Barclays Goldman, Sachs & Co.	Citigroup J.P. Morgan	Credit Suisse RBC Capital Markets
Co-Managers
Banca IMI	BNY Mellon Capital Markets, LLC	Credit Agricole CIB	Mizuho Securities

                             , 2012

TABLE OF CONTENTS
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Neither we, the selling shareholders nor the underwriters have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  Neither we, the selling shareholders nor the underwriters are making an offer to sell the ADSs or the Series B shares in any jurisdiction where the offer or sale is not permitted.  This international offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs or the Series B shares.  Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

The selling shareholders are also offering Series B shares in Mexico through a Spanish-language Mexican prospectus.  The Mexican prospectus, which will be filed for approval with, and approved by, the CNBV, is in a format different from that of this prospectus, but contains information substantially similar to the information contained in this prospectus.

i

We have not taken any action to permit the possession or distribution of this prospectus outside the United States.  In addition, except for the Mexican offering of Series B shares being made under the Mexican prospectus, we have not taken any action to permit a public offering of the ADSs outside the United States.  Persons outside the United States who have come into possession of this prospectus must inform themselves about and observe restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.
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Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Grupo Financiero Santander Mexico,” “we,” “our,” “ours,” “us” or similar terms refer to Grupo Financiero Santander México, S.A.B. de C.V., together with its consolidated subsidiaries.

When we refer to “Banco Santander Spain” or the “Parent,” we refer to our controlling shareholder, Banco Santander, S.A., a Spanish bank.

When we refer to “Banco Santander Mexico” or the “Bank,” we refer to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico, together with its consolidated subsidiaries.  When we refer to “Casa de Bolsa Santander,” we refer to Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander Mexico, a Mexican broker-dealer.  When we refer to “Gestión Santander” we refer to Gestión Santander, S.A. de C.V., Grupo Financiero Santander Mexico, a Mexican mutual fund manager.  When we refer to “Seguros Santander” we refer to Zurich Santander Seguros Mexico, S.A. (formerly, Seguros Santander, S.A., Grupo Financiero Santander Mexico).

When we refer to the “Santander Group,” we refer to the worldwide Banco Santander Spain conglomerate and its consolidated subsidiaries.

References in this prospectus to certain financial terms have the following meanings:

•
References to “Mexican Banking GAAP” are to the accounting principles and regulations prescribed by the CNBV for credit institutions, as amended.  These accounting principles apply to holding companies when the principal subsidiary is a bank.

•	References to “U.S. GAAP” are to the accounting principles generally accepted in the United States of America.

•
References to “IFRS” are to the International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee.

•	References to “IAS 34” are to IAS 34, Interim Financial Reporting from the International Financial Reporting Standards as issued by the International Accounting Standards Board.

•
References to our “audited financial statements” are to the audited consolidated financial statements of Grupo Financiero Santander Mexico as of January 1, 2010 and December 31, 2010 and 2011, and for each of the fiscal years ended December 31, 2010 and 2011, together with the notes thereto.  The audited financial statements were prepared in accordance with IFRS and are contained in this prospectus.

•
References to our “unaudited condensed consolidated financial statements” are to the unaudited condensed consolidated financial statements of Grupo Financiero Santander Mexico as of June 30, 2012 and for each of the six-month periods ended June 30, 2011 and 2012, together with the notes thereto.  The unaudited condensed consolidated financial statements were prepared in accordance with IAS 34 and are contained in this prospectus.

As used in this prospectus, the following terms relating to our capital adequacy have the meanings set forth below, unless otherwise indicated.  See “Supervision and Regulation.”

•
“Capital Ratio” refers to the ratio of the total net capital (capital neto) to risk-weighted assets, market risk, credit risk  and operational risk calculated in accordance with the methodology established or adopted from time to time by the CNBV pursuant to the Mexican Capitalization Requirements.

•
“General Rules Applicable to Mexican Banks” means the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) issued by the CNBV.

•
“Mexican Capitalization Requirements” refers to the capitalization requirements for commercial banks set forth in the Mexican Banking Law (Ley de Instituciones de Crédito) and the General Rules Applicable to Mexican Banks, as such regulations may be amended from time to time or superseded.

As used in this prospectus, the term “billion” means one thousand million (1,000,000,000).

In this prospectus, the term “Mexico” refers to the United Mexican States.  The terms “Mexican government” or the “government” refer to the federal government of Mexico, and the term “Mexican Central Bank” refers to Banco de México.  References to “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars and references to “Mexican pesos,” “pesos,” or “Ps.” are to Mexican pesos.  References to “euros” or “€” are to the common legal currency of the member states participating in the European Economic and Monetary Union.

Our principal executive offices are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, México, Distrito Federal, Mexico.  Our telephone number at that address is +52 55 5257-8000 and our website is www.santander.com.mx.  None of the information contained on our website is incorporated by reference into, or forms part of, this prospectus.
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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Market position.  We make statements in this prospectus about our competitive position and market share in the Mexican financial services industry and the market size of the Mexican financial services industry.  We have made these statements on the basis of statistics and other information from third-party sources, primarily the CNBV, that we believe are reliable.

Currency and accounting principles.  We maintain our financial books and records in pesos.  Our consolidated income statement data for each of the years ended December 31, 2010 and 2011 and our consolidated balance sheet data as of January 1, 2010 (transition date to IFRS) and December 31, 2010 and 2011, included in this prospectus, have been audited under the auditing standards of the Public Company Accounting Oversight Board, or PCAOB, as stated in the auditors’ report appearing herein, and are prepared in accordance with IFRS.  Our unaudited condensed consolidated income statement data for each of the six-month periods ended June 30, 2011 and 2012 and our unaudited condensed consolidated balance sheet data as of June 30, 2012, included in this prospectus, have been prepared in accordance with IAS 34.  For regulatory purposes, including Mexican Central Bank regulations and the reporting requirements of the CNBV, we concurrently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with the accounting rules of the CNBV, which prescribes generally accepted accounting principles for all financial institutions in Mexico.  This prospectus refers to those accounting principles as Mexican Banking GAAP.  We have included as supplemental information in this prospectus selected financial data which have been derived from our financial statements as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, and for the six-month period ended June 30, 2012, prepared in accordance with Mexican Banking GAAP.

IFRS differs in certain significant respects from Mexican Banking GAAP.  See note 51 to our audited financial statements for a summary of the most significant differences between IFRS and Mexican Banking GAAP.  While we have prepared our consolidated financial data as of and for the years ended December 31, 2010 and 2011 in accordance with IFRS (with a transition date of January 1, 2010) and our condensed financial data as of June 30, 2012 and for the six-month periods ended June 30, 2011 and 2012 in accordance with IAS 34, data reported by the CNBV for the Mexican financial sector as a whole as well as individual financial institutions in Mexico, including our own, is prepared in accordance with Mexican Banking GAAP and, thus, may not be comparable to our results prepared in accordance with IFRS.  All statements in this prospectus regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico, including financial information as to net income, return on average equity and non-performing loans, among others, are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP.  Unless otherwise indicated, all financial information provided in this prospectus has been prepared in accordance with IFRS.

Effect of rounding.  Certain amounts and percentages included in this prospectus and in our audited financial statements have been rounded for ease of presentation.  Percentage figures included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding.  For this reason, certain percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our audited financial statements.  Certain other amounts that appear in this prospectus may not sum due to rounding.

Exchange rates and translation into U.S. dollars.  This prospectus contains translations of certain peso amounts into dollars at specified rates solely for your convenience.  These translations should not be construed as representations by us that the peso amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, we have translated peso amounts into U.S. dollars at an exchange rate of Ps.13.9476 to U.S.$1.00, the rate calculated on December 30, 2011 and published on January 2, 2012 in the Official Gazette of the Federation (Diario Oficial de la Federación) by the Mexican Central Bank, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.  We have translated peso amounts at and for the six months ended June 30, 2012 into U.S. dollars at an exchange rate of Ps.13.4084 to U.S.$1.00, the rate calculated on June 29, 2012 and published on July 2, 2012 in the Official Gazette of the Federation by the Mexican Central Bank, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.  The translation of income statement transactions expressed in pesos using such rates may result in presentation of dollar amounts that differ from the dollar amounts that would have been obtained by translating Mexican pesos into dollars at the exchange rate prevailing when such transactions were recorded.  See “Exchange Rates” for information regarding exchange rates between the peso and the U.S. dollar for the periods specified therein.

References herein to “UDIs” are to Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation.  UDIs are units of account created by the Mexican Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the National Consumer Price Index (Índice Nacional de Precios al Consumidor, or NCPI).  Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument.  Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment.  As of June 30, 2012, one UDI was equal to Ps.4.741055 (U.S.$0.3536).

GLOSSARY OF SELECTED TERMS

The following is a glossary of selected terms used in this prospectus.

Afore
An entity established pursuant to Mexican law that manages independent retirement accounts.  The main functions of an Afore include, among others, (i) managing pension funds, (ii) creating and managing individual pension accounts for each worker, (iii) creating, managing and operating specialized pension funds known as Siefores, (iv) distributing and purchasing Siefores’ stock, (v) contracting pension insurance, and (vi) distributing, in certain cases, the individual funds directly to the pensioned worker

ALCO
Our Assets and Liabilities Committee (Comité de Activos y Pasivos), which is responsible for determining guidelines for managing risk with respect to financial margin, net worth and long-term liquidity

Basel III
A capital and liquidity reform package for internationally active banking organizations around the world that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty credit risk, the leverage ratio and the global liquidity standard.  The Basel III framework was designed by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Regulations and Supervisory Practices in 2010

Basel Committee	Basel Committee on Banking Regulations and Supervisory Practices, which includes the supervisory authorities of twelve major industrial countries

Cetes	Mexican Treasury bills (Certificados de la Tesorería de la Federación)

CNBV	Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores)

CNSF	Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas)

CONAPO	Mexican National Population Council (Consejo Nacional de Población)

CONSAR	Mexican National Commission for the Retirement Savings Systems (Comisión Nacional del Sistema de Ahorro para el Retiro)

CONDUSEF	Mexican National Commission for the Protection and Defense of Financial Service Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros)

CRM	Customer Relationship Management

FINRA	U.S. Financial Industry Regulatory Authority

IFRS
International Financial Reporting Standards, accounting standards issued by the International Accounting Standards Board, and interpretations issued by the International Financial Reporting Interpretations Committee

IMPI	Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial)

v

INEGI	Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía,)

Infonavit	Mexican Institute of the National Housing Fund for Workers (Instituto Nacional para el Fomento de la Vivienda de los Trabajadores)

IPAB	Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario)

IPC	Mexican Stock Exchange Prices and Quotations Index (Índice de Precios y Cotizaciones)

Law of the Mexican Central Bank	Ley del Banco de México

LCR	Liquidity coverage ratio

MexDer	Mexican Derivatives Exchange (Mercado Mexicano de Derivados, S.A. de C.V.)

Mexican Banking GAAP	The accounting principles and regulations prescribed by the CNBV for credit institutions, as amended

Mexican Banking Law	Ley de Instituciones de Crédito

Mexican Central Bank	Banco de México

Mexican Financial Groups Law	Ley para Regular las Agrupaciones Financieras

Mexican Mutual Funds Law	Ley de Sociedades de Inversión

Mexican Securities Market Law	Ley del Mercado de Valores

Mexican Stock Exchange	Bolsa Mexicana de Valores, S.A.B. de C.V.

MVE	Market value of equity

NAFIN	Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, a Mexican government bank that provides support for SMEs

NCPI	Mexico’s National Consumer Price Index (Índice Nacional de Precios al Consumidor)

NIM
Net interest margin is net interest income (including income from equity investments) divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets which yield interest or similar income.

NYSE	New York Stock Exchange

NSFR	Net stable funding ratio

PRI	Partido Revolucionario Institucional, a political party in Mexico

RNV	Mexican National Securities Registry (Registro Nacional de Valores)

SHCP	Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

SHF	Federal Mortgage Agency (Sociedad Hipotecaria Federal)

Siefores	Specialized pension funds (Sociedades de Inversión Especializadas de Fondos para el Retiro) established pursuant to Mexican law

SME	Small and medium-sized enterprises, consisting of small companies with annual revenue of less than Ps.100,000,000 (U.S.$7,170,000)

Sofoles
Sociedades Financieras de Objeto Limitado, non-banking institutions in Mexico that focus primarily on offering credit or financing for specific purposes (housing, automobiles, personal loans, etc.) to middle- and low-income individuals.  All existing Sofol authorizations will automatically terminate on July 19, 2013.  Existing Sofoles have the option of converting to Sofomes or otherwise extending their corporate purpose to include activities carreid out by Sofomes

Sofomes	Sociedades Financieras de Objeto Múltiple, non-banking institutions in Mexico that engage in lending and/or financial leasing and/or factoring services

TIIE	Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio)

UDI	Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation.

U.S. GAAP	The accounting principles generally accepted in the United States of America

VaR	Value at risk, an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus.  While this summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our ADSs and the underlying Series B shares, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes beginning on page F-1.  Unless otherwise indicated, all financial information provided in this section has been prepared in accordance with International Financial Reporting Standards, accounting standards issued by the International Accounting Standards Board, and interpretations issued by the International Financial Reporting Interpretations Committee, or IFRS.

Overview

Our Business

We are the second largest financial services holding company in Mexico based on net income and the fourth largest financial services holding company in Mexico based on total assets, loans and deposits as of June 30, 2012, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV).  Through our bank and other subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, securities underwriting and brokerage and custody services, and asset management.  Our principal subsidiaries are Banco Santander Mexico, our commercial bank subsidiary, Casa de Bolsa Santander, our brokerage subsidiary, and Gestión Santander, our asset management subsidiary.  As of June 30, 2012, we had total assets of Ps.837.1 billion (U.S.$62.4 billion) and shareholders’ equity of Ps.97.7 billion (U.S.$7.3 billion), and for the six months ended June 30, 2012, we had net income of Ps.9.4 billion (U.S.$0.7 billion), which represented a return on average shareholders’ equity, or ROAE, of 19.9% for that period.  Our most significant subsidiary is Banco Santander Mexico, which as of June 30, 2012 accounted for 99.8% of our total assets and 101.1 % of our shareholders’ equity, and for the six months ended June 30, 2012 accounted for 98.0% of our net income.  As of June 30, 2012, Banco Santander Mexico had total loans net of allowance outstanding of Ps.338.0 billion (U.S.$25.2 billion), total deposits of Ps.489.1 billion (U.S.$36.5 billion) and 1,097 branches located throughout Mexico.

We offer a differentiated financial services platform in Mexico focused on the client segments that we believe are most profitable, such as high- and mid-income individuals and small and medium-sized enterprises, or SMEs, while also providing integrated financial services to individuals of other social classes, as well as to medium and large companies in Mexico.  We began to implement our client segmentation strategy in 2008 through the development of our information technology systems, product offerings, distribution channels and internal practices.

The following chart sets forth the Retail Banking and Global Wholesale Banking operating segments of the Bank and their main focus.

Retail Banking	Global Wholesale Banking
•  Individuals

•  Private banking, for individuals with net wealth in excess of Ps.3 million

•  SMEs, with annual gross revenues of less than Ps.100 million

•  Middle-market corporations, with annual gross revenues between Ps.100 million and Ps.1,050 million

•  Global transaction banking, which includes cash management, global custody and security services, trade finance and funding alternatives for institutions with international operations

•  Credit markets, which includes origination units, distribution of structured credit and debt products, debt capital markets, project finance and asset and capital structuring

• Government institutions, comprised of Mexican federal government agencies, state agencies and municipalities, as well as Mexican universities
•  Corporate finance, which includes mergers and acquisitions as well as equity capital markets

•  Equity custodial and related services, which includes equity derivatives, exchange-traded derivatives, cash equities and equity research

•  Treasury trading activities, which offers our customers derivative products, foreign exchange transactions (including for individuals) and other financial products and structures

•  Proprietary trading, which is responsible for the management of our proprietary investment portfolio.

•  Global wholesale banking products and solutions for retail customers, which offers retail segment clients tailor-made wholesale banking products and solutions in order to meet specific needs

In addition, we have a Corporate Activities operating segment comprised of all other operational and administrative activities that are not assigned to a specific segment or product listed above.  These activities include the centralized management of our financial investments, the financial management of our structural interest rate risk and foreign exchange position and the management of our liquidity and equity through securities offerings and the management of assets and liabilities.

The following table sets forth the breakdown of our net interest income and operating profit before tax by operating segment.

	IFRS
	Net interest income								Operating profit before tax
	For the year ended December 31,				For the six months ended June 30,				For the year ended December 31,				For the six months ended June 30,
	2010		2011		2011		2012		2010		2011		2011		2012
	(Millions of pesos)
Retail Banking	Ps.	18,765	Ps.	21,107	Ps.	9,886	Ps.	12,376	Ps.	6,699	Ps.	12,587	Ps.	6,778	Ps.	6,874
Global Wholesale Banking		2,060		3,690		1,701		1,905		4,144		2,949		1,527		2,123
Corporate Activities		5,421		3,814		1,679		2,182		5,313		2,788		1,102		3,694
Total	Ps.	26,246	Ps.	28,611	Ps.	13,266	Ps.	16,463	Ps.	16,156	Ps.	18,324	Ps.	9,407	Ps.	12,691

The following table shows certain of our financial and operational data.

	IFRS
	As of and for the year ended December 31,				As of and for the six months ended June 30,
	2010		2011		2012
	(Millions of pesos, except percentages, branch and customer data)
Branches		1,073		1,097		1,097
Customers		9,073,942		9,301,222		9,583,468
Total assets	Ps.	661,614	Ps.	744,204	Ps.	837,149
Loans		229,282		314,628		388,360
Deposits(1)		272,189		314,711		338,792
Shareholders’ equity		85,641		91,487		97,656
Non-performing loans as a percentage of total loans(2)		2.11%		1.98%		1.68%
Efficiency(3)		38.21		42.91		36.60
Return on average shareholders’ equity (ROAE)(4)		15.72		21.93		19.93

(1)	Includes demand and time deposits.

(2)
Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit cards), and (z) 90 days, in the case of periodic -payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits. Other doubtful credits include (i) if greater than 25% of a customer’s loans are considered non-performing, the rest of such customer’s loans and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

(3)	Efficiency ratios are equal to administrative expenses plus depreciation and amortization, divided by total income.

(4)	Calculated based upon the average daily balance of shareholders’ equity.

Banco Santander, S.A., or Banco Santander Spain, is our controlling shareholder and owns, directly or indirectly, 99.9% of our total capital stock.  We believe that our relationship with Banco Santander Spain and the Santander Group as a whole offers us significant competitive advantages over other financial services holding companies in Mexico.  As of June 30, 2012, the Santander Group had total assets of €1,292,677 million (U.S.$1,637,434 million), shareholders’ equity of €81,821 million (U.S.$103,643 million) and a market capitalization of €49,261 million (U.S.$62,399 million).  It also generated an attributable profit of €1,704 million (U.S.$2,158 million) in the six months ended June 30, 2012.  We represented approximately 12% of the Santander Group’s attributable profit in the six months ended June 30, 2012, making us the third largest contributor of attributable profits to the Santander Group.  We also represented approximately 4% of the Santander Group’s assets in the six months ended June 30, 2012.

In Latin America, the Santander Group was one of the overall largest banking groups in terms of assets as of December 31, 2011, based on publicly available annual reports.  The Santander Group with 5,991 branches and 90,622 employees and an attributable profit of €2,240 million (U.S.$2,837 million) for the six months ended June 30, 2012, according to the interim report of the Santander Group for the first half of 2012.

Market Opportunity

We believe that the current sustained growth of the Mexican economy, the young age of the Mexican population, the stable and well-regulated Mexican financial system and the low penetration rates of financial services in Mexico offer a significant opportunity for us to continue growing.

Stable economy with high potential - Mexico has the second largest population in Latin America, according to the United Nations Development Program, and it is expected to grow by 9% from 2011 to 2025, according to estimates from the Mexican National Population Council (Consejo Nacional de Población, or CONAPO).  Mexico’s economy, the second largest in Latin America in terms of GDP in 2011, according to the International Monetary

Fund’s World Economic Outlook Database, posted GDP growth rates of 5.5% and 3.9% in 2010 and 2011, respectively, despite past disruptions and current uncertainty surrounding the global economy, according to figures from the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía, or INEGI). Mexico has been rated investment grade by Moody’s, Standard & Poor’s and Fitch since 2002.

Expansion of the middle class - According to the Mexican Group of Economists and Associates (Grupo de Economistas y Asociados, or GEA), from 1992 to 2006 the share of the population that has monthly income greater than five times the minimum salary tripled, which in turn increased the number of potential clients of financial institutions in Mexico.  In addition, according to CONAPO, the dependency ratio of the Mexican population is expected to reach its lowest levels in the period from 2012 to 2028, which in turn would increase the number of working individuals that require financial services.

Low credit penetration - The country remains underbanked in comparison with more mature markets and even other countries in Latin America as demonstrated by relatively low ratios of total loans and total deposits as a percentage of nominal GDP, according to the International Monetary Fund’s Financial Access Survey.  Also, the level of banking penetration in Mexico (as measured by the loans to GDP ratio) currently remains below the peak banking penetration levels reached before the 1994 crisis.

Stable and well-regulated financial system - The Mexican financial sector is regulated by several government agencies.  Banking regulation in Mexico has undergone extensive reform and has improved over the past decade and we believe the Mexican banking system is among the most well-regulated financial systems in the world, based on the Financial System Stability Assessment published by the International Monetary Fund in December 2011.  The Mexican government has stated that the country will be an early adopter of the Basel III international rules.  According to the CNBV, as of May 2012, the banking system in Mexico had a 15.3% total capital ratio, above the 10.5% threshold that will be required by the Basel III international rules.

Our Competitive Strengths

We believe our business model provides us with the following competitive advantages:

Leading market position - We rank second in terms of net income and fourth in terms of total assets, deposits and loans among financial groups in Mexico as of June 30, 2012, according to information published by the CNBV.  We believe that our scale and market leadership provide us with exceptional competitive opportunities, including the ability to gather market intelligence to support decision-making in determining business opportunities and in meeting our customers’ needs.

Focus on well-defined profitable client segments resulting in superior track record - We believe our increasing market share in our key client segments (high- and mid-income individuals and SMEs) will continue to contribute to our profitability.

Efficient and business-oriented operational platform - Our operational platform efficiently combines modern business-oriented IT, our multichannel distribution strategy and well-developed customer relationship management, or CRM, tools, enabling us to deliver better service to our clients and increase our sales ratios.  Our distribution network provides integrated financial services and products to our customers through a variety of channels, including our traditional proprietary branch network and on-site service units and complementary distribution channels such as ATMs, our contact centers and other direct sales distribution channels like internet banking, which we refer to as alternative distribution channels.  Our multichannel distribution strategy consists of using both traditional and alternative distribution channels tailored to each of our client segments and designed to reach a broad spectrum of customers in a cost-efficient manner.  We believe our efficient operations allow us to realize synergies and more profitable growth.  As of June 30, 2012, we were the second most efficient financial group among the seven largest financial groups in Mexico, as calculated in accordance with Mexican Banking GAAP, according to information published by the CNBV.  We calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.  We believe our efficiency ratio provides us with operating flexibility and enables us to be competitive in pricing when compared to our peers.

Synergies from our affiliation with the Santander Group - We believe that being an affiliate of the Santander Group offers us significant competitive advantages including the ability to (i) benefit from the Santander Group’s operational expertise in areas such as internal control and risk management, (ii) leverage the Santander Group’s latest-generation, customer-centered, global information technology platform, and (iii) access the Santander Group’s multinational client base and benefit from the Santander Group’s global presence, particularly in Latin America. Although we benefit from our affiliation with the Santander Group, our executive officers are responsible for the management of our business independent from our Parent.

Proven risk management practices - The incorporation of the Santander Group’s worldwide risk management platform into various levels of our organization, as well as the application of rigorous credit assessment and approval processes, has been an integral part of our efforts to control the level of non-performing loans while growing our loan portfolio and we believe it will continue to do so.  As of June 30, 2012, we had a non-performing loans ratio of 1.5% and a coverage ratio (defined as total reserves for loan losses divided by total non-performing loans) as calculated in accordance with Mexican Banking GAAP of 224.2%, compared to industry averages of 2.4% and 190.6%, respectively, according to information published by the CNBV, which we believe indicate our prudent levels of asset growth.

Strong and sustainable funding and capitalization profile - Since the Bank is primarily a transactional bank, customer deposits, a comparatively less expensive source of funding, constitute the main source of liquidity in our financing structure.  We believe the Bank has attractive capitalization levels based on its Tier 1 capital ratio, which has been at or near the median of the seven largest banks in Mexico over the past 5 years.  As of June 30, 2012, our total capitalization ratio was 14.6% and our Tier 1 capital ratio was 14.3%, in each case as calculated in accordance with Mexican Banking GAAP.

Experienced management team and skilled workforce - We benefit from a highly experienced management team.  Our senior management has an average of 20 years of experience in the financial industry and 15 years in the Santander Group.  Our management has concentrated its efforts on establishing a successful working environment and employee culture.  The experience and commitment of our senior management team has been a critical component in the growth of our franchise, as well as in the continuing enhancement of our operations and financial performance.

Our Strategy

As demonstrated by our strong profitability and growth in key business lines, we believe our strategy of focusing on retail banking for Mexico’s emerging middle class and SMEs has been a success.  We intend to continue leveraging our competitive advantages to expand our business in the most dynamic and profitable segments of the Mexican economy (which we consider to be individuals and SMEs based on our historical growth and profitability in these segments), focusing on deposit growth and enhancing our leading banking franchise in Mexico while focusing on sustained growth and profitability.

We intend to achieve these objectives through the following strategies:

Leverage our leading market position to benefit from the significant growth potential of the Mexican banking sector - We seek to continue increasing our market penetration, focusing on our well-defined client segments and targeted products (such as mortgages, consumer lending and SME lending).  At the same time we intend to continue developing our profitable and client-centered wholesale bank.  To achieve these objectives, we will continue to leverage our strong brand name, distribution network and products.  We intend to improve our competitiveness by further strengthening our brand awareness, particularly through the marketing of our products and the use of our multichannel distribution platform, and by continuing to focus on the development of innovative products that we believe satisfy the needs of each of our different client segments.

Continue to expand and develop our customer base in our focused client segments and enhance customer loyalty - We intend to continue to use our extensive distribution network to proactively pursue and strengthen our relationships with high- and mid-income customers through the offering of key products and business solutions for SMEs and middle-market corporations.  We also believe our high quality customer service capabilities allow us to differentiate ourselves in the highly competitive Mexican banking environment.

Expand product offerings and distribution channels, particularly in the Retail Banking segment - We intend to further increase our business and operations throughout Mexico, expanding our retail banking services to existing and prospective retail customers.  We plan to offer new products and services to existing customers according to client segmentation and the development of value-added offers.  By improving our information technology and our processes, we believe we will be able to produce business intelligence by acquiring detailed information about the current and future needs and behaviors of our customers enabling us to improve the ways we serve our customers through our various distribution channels.

Capitalize on our risk management practices and cost-efficient culture to promote profitable and sustainable growth - As we pursue our growth and profitability objectives, we intend to continue to carefully monitor the credit quality of our asset portfolio while diversifying our balance sheet.  We plan to maintain a balanced growth profile with a strong emphasis on liquidity, a stable, low-cost funding base and strong capital ratios.

We plan to make effective use of technology through alternative channels, such as mobile banking, internet banking and our telephone contact centers, in order to control the expenses associated with the continued expansion of our multichannel distribution strategy.  At the same time, we will continue to monitor our administrative and promotional expenses in order to maintain a low efficiency ratio.

Risks and Challenges

Our ability to leverage our strengths and successfully pursue the strategies described above is subject to a high degree of risk. See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in the ADSs and the underlying Series B shares. Such risks include, but are not limited to, the following:

Continued adverse economic conditions or a worsening of those conditions globally and in Mexico could have an adverse effect on us – Continued adverse economic conditions globally, and in the United States in particular, could negatively impact the Mexican economy and lead to increased regulation of our industry, reduced demand for our products and services, the inability of our borrowers to timely or fully comply with their existing obligations and the inability to access capital and liquidity on financial terms acceptable to us, if at all, among other adverse consequences.  In addition, decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our services and products, lower real pricing of our services and products or a shift to lower margin services and products.  Because a large portion of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result.

Mexican government laws and regulations, including possible restrictions on interest rates and increased reserve requirements, may have a material adverse effect on us – We are subject to extensive Mexican government laws and regulations regarding our organization, operations, lending and funding activities, capitalization, transactions with related parties, taxation and other matters.  Future changes to the legal or regulatory system or in the interpretation and enforcement of laws and regulations, such as the possible imposition of limits on the interest rate that a bank may charge and or the implementation of increased reserve requirements in Mexico, could have a material adverse effect on us, for example by decreasing our revenues and operating cash flow, by increasing our operating costs and decreasing our margins or by subjecting us to fines and penalties in the event of violations.

Our financial results are constantly exposed to market risk  – We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us.  Changes in interest rates affect our net interest income, the volume of loans we originate, the market value of our securities holdings and our gains from the sale of loans and securities, among other aspects of our business.  We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies and to equity price risk in connection with our trading investments in equity securities.  To the extent any of these risks materialize, our financial results, including our net interest income or the market value of our assets and liabilities, could be adversely affected.

Liquidity risks could have a material adverse effect on us – We anticipate that our customers will continue, in the near future, to make short-term deposits, and we intend to maintain our emphasis on the use of banking deposits as a source of funds.  The short-term nature of deposit funding source could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed.  If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected.

The credit card industry is highly competitive and entails significant risks, including the possibility of over-indebtedness of customers, that could have a material adverse effect on us – The credit card industry in Mexico is dominated by institutions that may possess greater financial resources and broader coverage in this market than we do.  Moreover, our credit card business is subject to a number of risks and uncertainties, including the possibility of over-indebtedness of our customers and the higher rate of consumer default in the credit card industry than other credit industries.  Part of our current growth strategy is to increase volume in the credit card portfolio, at the same or a slightly greater rate than the market, which may increase our exposure to risk in our loan portfolio, which could have a material adverse effect on us.

Credit, market and liquidity risk may have a material adverse effect on our credit ratings and our cost of funds.  Any downgrading in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and could have a material adverse effect on us, including our interest margins – If we determined to issue debt in the international capital markets, downgrades of Spain’s sovereign debt, Banco Santander Spain’s debt and our related downgrades could materially and adversely impact our cost of funding related to such debt issuances.  Although we have not been required to post additional collateral as a result of the recent downgrades of Spain’s sovereign debt, Banco Santander Spain’s debt and our related downgrades, we may be contractually required to post additional collateral or terminate certain of our derivative contracts as a result of a future downgrade.

The retail banking market is exposed to macroeconomic shocks that may negatively impact household income, and a downturn in the economy could result in increased loan losses that could have a material adverse effect on us – One of our main strategies is to focus on the retail banking sector and to grow our retail loan portfolio.  The recoverability of these loans and our ability to increase the amount of loans outstanding may become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of our retail customers and result in increased loan losses that could have a material adverse effect on us.

Our increasing focus on individuals and small and medium-sized businesses could lead to higher levels of non-performing assets and subsequent charge-offs that could have a material adverse effect on us – As part of our business strategy, we are seeking to increase lending and other services to individuals and SMEs.  However, individuals and SMEs are more likely to be adversely affected by downturns in the Mexican economy than large corporations and high-income individuals who have greater resources, which could have a material adverse effect on us.

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties, and we may not be able to manage various risks we face as we expand our range of products and services, which in turn could have a material adverse effect on us – We cannot guarantee that our new products and services will be responsive to client demands or successful once they are offered to our clients.  In addition, our clients’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients’ changing needs.  As we expand the range of our products and services, we will be exposed to new and potentially increasingly complex risks and development expenses, with respect to which our experience and the experience of our partners may not be helpful.  Any or all of these factors could have a material adverse effect on us.

Our businesses rely heavily on data collection, processing and storage systems, the failure of which could have a material adverse effect on us, including the effectiveness of our risk management and internal control systems – A partial or complete failure of our financial control, accounting or other data collection and processing systems could materially and adversely affect our decision-making process, our risk management and internal control systems and our ability to respond on a timely basis to changing market conditions.  We may also experience operational problems with our information systems as a result of system failures (including failure to update systems), viruses, computer “hackers” or other causes, which could have a material adverse effect on us.

Our Corporate Structure

The following chart presents our corporate structure, indicating our principal subsidiaries and respective ownership interests as of June 30, 2012.

IFRS at June 30, 2012	IFRS at June 30, 2012	IFRS at June 30, 2012
Total assets: Ps.835,101 million (99.76% of total) Net income: Ps.9,224 million (97.96% of total) Shareholders’ equity (1) : Ps. 98,706 million ( 101.8% of total)	Total assets: Ps.545 million (0.07% of total) Net income: Ps.40 million (0.42% of total) Shareholders’ equity (1) : Ps. 247 million ( 0.25% of total)	Total assets: Ps.1,446 million (0.17% of total) Net income: Ps.103 million (1.09% of total) Shareholders’ equity (1) : Ps. 1,290 million ( 1.32% of total)

(1)
The aggregate shareholders’ equity of these subsidiaries was greater than 100% as of June 30, 2012 principally because the consolidated shareholders’ equity of Grupo Financiero Santander Mexico was equal to the aggregate shareholders’ equity of these subsidiaries less an amount of Ps.3,000 million in dividends with respect to 2012 declared on May 14, 2012. Such dividend will be paid in September 2012.

All of our principal subsidiaries are incorporated in Mexico.

Our Series B shares trade on the Mexican Stock Exchange.  Our free float as of the date of this prospectus is comprised of a total amount of 9,051,243 Series B shares representing 0.27% of our outstanding Series B shares, 0.13% of our total capital stock and 0.13% of our total voting interests.

Banco Santander Mexico

Banco Santander Mexico is a corporation (sociedad anónima) authorized to operate as a multiple-purpose banking institution (institución de banca múltiple) under the Mexican Banking Law (Ley de Instituciones de Crédito).  Banco Santander Mexico is one of the top four multi-purpose banks in Mexico in terms of total assets, net income and loan portfolio as of June 30, 2012, as determined in accordance with Mexican Banking GAAP, according to the CNBV.  For the six months ended June 30, 2012, Banco Santander Mexico had net income of Ps.9.2 billion (U.S.$0.7 billion), and as of June 30, 2012, Banco Santander Mexico had total assets of Ps.835.1 billion (U.S.$62.3 billion), total loans net of allowance outstanding of Ps.338.0 billion (U.S.$25.2 billion), total deposits of Ps.489.1 billion (U.S.$36.5 billion) and shareholders’ equity of Ps. 98.7 billion (U.S. $7.4 billion).  As of June 30, 2012, Banco Santander Mexico employed 12,224 people (including employees from the GE Capital mortgage business, as defined below) and had 1,097 branches located throughout Mexico.  Its headquarters are located in Mexico City, Distrito Federal, and it operates in every state in Mexico.

Banco Santander Mexico provides a broad range of retail and commercial banking services to its customers, including peso- and foreign currency-denominated loans to finance a variety of commercial transactions, trade, foreign currency forward contracts and credit lines and a variety of retail banking services, including mortgage financing and credit cards.  It seeks to offer its customers a wide range of products while providing high levels of service.  In addition to its traditional banking operations, Banco Santander Mexico offers a variety of ancillary financial services including financial leasing, financial advisory services, insurance brokerage and investment management.

Gestión Santander

Gestión Santander is our asset management subsidiary with fully integrated investment, operational and commercial structures.  It is the third largest asset management firm in Mexico, according to the Mexican Association of Securities Intermediaries (Asociación Mexicana de Intermediarios Bursátiles, or AMIB), with net assets under management (other than funds of funds) of approximately Ps.176,703 million (U.S.$13.2 billion) as of June 30, 2012 and a market share of 13.3%, as determined in accordance with Mexican Banking GAAP.  As of June 30, 2012, Gestión Santander’s net income was Ps.40.0 million (U.S.$3.0 million), which represented 0.4% of our net income, and generated net fees of Ps.147.0 million (U.S.$10.9 million), representing 2.6% of our total net fees.

Gestión Santander provides expertise in a diverse range of equity, fixed income, structured products and investment management advisory strategies to institutional investors, financial intermediaries and private clients.  Gestión Santander offers these solutions through mutual funds and managed accounts through Banco Santander Mexico’s branch network, independent brokers and Gestión Santander’s own sales force.

Gestión Santander manages 61 different funds, covering a wide variety of investment alternatives for the Mexican market.  By fund class, 88% of the funds are fixed income or money market in terms of assets and the rest include equity, structured and funds of funds, among others, as determined in accordance with Mexican Banking GAAP.

The following table shows the assets under management of our mutual funds by asset class as of June 30, 2012.

	Mexican Banking GAAP
	As of June 30, 2012
Asset Class	Number of Funds	Assets in millions of pesos
Structured(1)	12	Ps.	6,551
Fixed income	17		45,032
Funds of funds	5		3,980
Money market	9		110,689
Equity	11		5,822
Currency-related	3		1,017
Mixed asset funds	4		3,612
Total	61	Ps.	176,703

(1)	Includes 7 fixed income mutual funds (Ps.5,059 million), 4 equity mutual funds (Ps.1,157 million) and 1 foreign exchange mutual fund (Ps.335 million).

Our Board of Directors resolved to sell our asset management business (including all of Gestión Santander’s assets under management) to a holding company which would be a subsidiary of Banco Santander Spain and would acquire ownership of a significant number of the Santander Group’s asset management businesses as part of a global internal reorganization to centralize the Santander Group’s asset management business.  Such sale is authorized to occur only at a price determined by a third party to be fair and upon satisfaction of certain other conditions. The reorganized global asset management business would seek to benefit from specialized portfolio management and capitalize on synergies, to expand product offerings and to make investments in and improvements to the information technology used in the business to streamline operations.  We expect to enter into exclusive, long-term distribution contracts so that Banco Santander Mexico and Casa de Bolsa Santander would continue to offer mutual funds managed by Gestión Santander following the divestiture, if it is completed.

As of and for the six months ended June 30, 2012, Gestión Santander accounted for 0.07% of our total assets, 0.42% of our net income and 0.25% of our shareholders’ equity.  Discussions relating to the potential transfer and sale, including relating to price, are ongoing, and there is currently no specific timing for the potential transfer and sale of our asset management business and the global internal reorganization. Furthermore, the divestiture of Gestión Santander is subject to approvals from the financial regulatory authorities in Mexico, and we can provide no assurances that such approvals will be obtained or, if approvals are obtained, that the aforementioned divestiture will be completed.

Casa de Bolsa Santander

Casa de Bolsa Santander is our broker-dealer subsidiary that provides comprehensive financial products and services to institutional investors, corporate customers and individuals, including the intermediation of equity and fixed income securities, financial advisory services, portfolio structuring, asset management of investment portfolios, investment banking and sale of investment funds.  Casa de Bolsa Santander is an authorized broker-dealer for the Mexican Stock Exchange, where it conducts transactions for the purchase and sale of securities.  It provides distribution and advisory services for companies seeking the placement of their securities, supported by a local and international equity research team of analysts, an institutional sales force and a national distribution network focused on individual investors.  Our research team is part of the Santander Group’s Latin American equity research group.

As of June 30, 2012, Casa de Bolsa Santander had 6,052 customer contracts and Ps.266.3 billion in assets under management, and accounted for 0.2% of our total assets and 1.3% of our shareholders’ equity.  In the six months ended June 30, 2012, Casa de Bolsa Santander had net income of Ps.103.0 million (U.S.$7.7 million), which represented 1.1% of our net income.

Seguros Santander

Prior to its sale in November 2011 to ZS Insurance America, S.L., Seguros Santander offered life and home insurance.  Its products were offered through our branch network.

On February 22, 2011, Banco Santander Spain publicly announced that it had reached an agreement with Zurich Financial Services Group to establish a strategic alliance for bancassurance in Mexico, Brazil, Chile, Argentina and Uruguay.  The strategic alliance’s objective was to strengthen Banco Santander Spain’s operations in the insurance market by ensuring a wider range of products covering clients that are not currently served by insurers, and by leveraging distribution capacity.  In accordance with the agreement, the insurance products of the alliance will be distributed for 25 years in the countries covered by the agreement.

On July 15, 2011, we announced that we had signed the definitive agreements with Zurich Financial Services Group regarding this long-term alliance.  This agreement combines our commercial strength and distribution capabilities with the experience and leadership of the Zurich Financial Services Group in the development and management of insurance products and strengthens our offerings of life, savings and general insurance products.

On November 4, 2011, we announced that we had completed the final documentation and obtained the authorizations necessary to close the sale of our insurance company subsidiary Seguros Santander to ZS Insurance America, S.L., which was created as a consequence of the strategic alliance between Banco Santander Spain and Zurich Financial Services Group, for a price of Ps.7,441 million (U.S.$533.5 million).  The sale and joint venture were completed on November 4, 2011.  The joint venture is 51% controlled by Zurich Financial Services Group and 49% by Banco Santander Spain.  Banco Santander Mexico does not hold shares in the joint venture.  In connection with the sale and joint venture, Seguros Santander, as a subsidiary of ZS Insurance America, S.L., and Banco Santander Mexico entered into an exclusive distribution agreement with respect to all types of insurance other than auto insurance.  As a result, Banco Santander Mexico will continue to sell insurance policies on behalf of this joint venture and to receive commissions from those sales.

As of December 31, 2010, Seguros Santander had approximately Ps.3.4 billion (U.S.$275.9 million) in premiums, total assets of Ps.7.5 billion (U.S.$603.8 million) and Ps.4.4 billion (U.S.$360.1 million) in liabilities under insurance contracts.  Seguros Santander’s net income was Ps.493 million (U.S.$39.9 million) in 2010 and Seguros Santander accounted for 1.1% of our total assets, 3.9% of our net income and 0.9% of our shareholders’ equity as of December 31, 2010.

History

We were founded on November 14, 1991 in Mexico City, Mexico under the name Grupo Financiero InverMéxico.  In 1997, we were renamed Grupo Financiero Santander Mexicano and in 1998, we merged with Grupo Financiero Santander México, S.A. de C.V., with Grupo Financiero Santander Mexicano as the surviving entity.  In 2000, we acquired Grupo Financiero Serfin, S.A. and merged with that entity, with Grupo Financiero Santander Mexicano as the surviving entity.  We were renamed Grupo Financiero Santander Serfin, S.A. de C.V. in 2001.

In 2003, Bank of America Corporation purchased 24.9% of our shares from Banco Santander Spain.  In 2006, we were renamed Grupo Financiero Santander, S.A. de C.V. and later that year we were converted into Grupo Financiero Santander, S.A.B. de C.V., a sociedad anónima bursátil de capital variable, or publicly traded variable capital corporation.

In 2010, Santusa Holding, S.L., a subsidiary of Banco Santander Spain, acquired Bank of America Corporation’s interest in our company, resulting in the Santander Group’s ownership of 99.9% of our shares.  See “Principal and Selling Shareholders.”  In order to make our company more identifiable to investors and to differentiate our company from our affiliates that operate in countries other than Mexico, we obtained shareholder approval on August 13, 2012 to change our name to Grupo Financiero Santander México, S.A.B. de C.V.  The Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP) has authorized this name change.

Banco Santander México

Banco Santander México was incorporated on November 16, 1932, under the name Banco Mexicano.  In 1955, Sociedad Mexicana de Crédito Industrial (subsequently Banco Somex), which was incorporated in 1941, purchased a controlling portion of the shares of Banco Mexicano.  In 1958, Banco Mexicano merged with Banco Español, with Banco Mexicano as the surviving entity.

In 1970, Banco de Londres y México merged with Compañía General de Aceptaciones (formerly a shareholder of Banco de Londres), with Banco de Londres y México under its new name, Banca Serfin, as the surviving entity.  In 1992, Grupo Financiero Serfin was incorporated following the acquisition of Banca Serfin by Operadora de Bolsa.

In 1979, Banco Mexicano changed its corporate name to Banco Mexicano Somex, S.A., operating as a multiple-purpose banking institution.

In 1982, Mexican commercial banks were nationalized by the Mexican government.

In 1990, the Mexican Constitution was amended to permit the total reprivatization of Mexican commercial banks, and the Mexican government enacted the Mexican Banking Law, which led to the reprivatization of such banks starting in 1991.  As part of this banking privatization process, in 1992, Grupo InverMéxico acquired Banco Mexicano Somex, which then took the corporate name of Banco Mexicano, S.A., Institución de Banca Múltiple, Grupo Financiero InverMéxico.

In April 1997, Banco Santander Central Hispano (subsequently Banco Santander Spain) acquired Grupo InverMéxico, which became Grupo Financiero Santander Mexicano.  Banco Mexicano later became Banco Santander Mexicano.  In May 2000, Banco Santander Spain acquired Grupo Financiero Serfin, which was merged into Grupo Financiero Santander Mexicano and changed its corporate name to Grupo Financiero Santander Serfin.  In 2001, Banco Santander Mexicano adopted the corporate name of Banco Santander Mexicano, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Serfin.

Banco Santander Mexicano and Banca Serfin initially operated independently.  In 2004, Banca Serfin was merged into Banco Santander Mexicano, with the surviving entity being Banco Santander Serfin, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Serfin.  Subsequently, in 2006, the bank was renamed Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander.

On February 21, 2008, the corporate name of the Bank was changed to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander.  We own 99.99% of the Bank’s capital stock.

On December 23, 2010, Banco Santander Mexico entered into a stock and assets purchase agreement to acquire the residential mortgage business of General Electric Capital Corporation and its subsidiaries, or GE Capital, in Mexico, or the GE Capital mortgage business.  The purchase price for the acquisition was Ps.2,042 million (U.S.$177 million) and, in addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,822 million) intercompany debt at that date relating to the GE Capital mortgage business, which GE Capital historically had financed through intercompany debt.  The total volume of assets at the time of closing was Ps.23,904 million (U.S.$2,074 million), including a total loan portfolio of Ps.21,926 million (U.S.$1,902 million), while the total volume of liabilities was Ps.21,494 million (U.S.$1,865 million).  The transaction closed on April 29, 2011.  The acquisition made us the second-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2011, as determined in accordance with Mexican Banking GAAP.

THE OFFERING

Issuer	Grupo Financiero Santander México, S.A.B. de C.V.

Selling shareholders	Banco Santander, S.A. and Santusa Holding, S.L.

International offering
Banco Santander, S.A. is offering        ADSs, evidenced by ADRs and each representing five Series B shares, through the international underwriters in the United States and in other jurisdictions outside of the United States and Mexico.

Mexican offering
Concurrently with the international offering, Banco Santander, S.A. is offering       Series B shares through the Mexican underwriters, in a public offering in Mexico authorized by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV), to investors in Mexico, by means of a prospectus in Spanish, satisfying the requirements of Mexican law, containing information substantially similar to that included in this prospectus.  We refer to this offering as the “Mexican offering.”

Global offering
The global offering consists of the international offering and the Mexican offering.  The closings of the international and Mexican offerings are conditioned upon each other. The number of shares, evidenced by ADSs, to be offered in the international offering, and the number of Series B shares to be offered in the Mexican offering, are subject to reallocation between the offerings.

Options to purchase additional ADSs and Series B shares
The selling shareholders will grant the international underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional               ADSs, if any, at the initial public offering price per ADS, less underwriting discount s and commissions .   The selling shareholders will also grant the Mexican underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional           Series B shares, if any, at the initial public offering price per Series B share, less underwriting discount s and commissions , in the Mexican offering.  If either the international underwriters or the Mexican underwriters exercise their option to purchase additional shares, the underwriters will purchase first from Banco Santander, S.A. up to                    additional Series B shares (including in the form of ADSs), then from Santusa Holding, S.L. up to                additional Series B shares (including in the form of ADSs).  Santusa Holding, S.L. will only sell

shares in this offering if the underwriters exercise their option to purchase more than                additional Series B shares (including in the form of ADSs) , and will not sell any shares in this offering if the international underwriters or the Mexican underwriters do not exercise their option to purchase additional shares.  The international and the Mexican options to purchase additional ADSs and Series B shares, respectively, may be exercised independently of each other but are expected to be exercised on a coordinated basis.

Conflicts of interest
Because Santander Investment Securities Inc., a member of the U.S. Financial Industry Regulatory Authority, or FINRA, and an underwriter in this offering, is an affiliate of, and under common control with, the issuer and the selling shareholders, FINRA views the participation of Santander Investment Securities Inc. as an underwriter in this offering as the public distribution of securities issued by a company with which Santander Investment Securities Inc. has a conflict of interest and/or an affiliation, as those terms are defined in FINRA Rule 5121.  Because of this relationship, the offering will be conducted in accordance with FINRA Rule 5121.  This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of “due diligence” in respect to, the registration statement and this prospectus.  Deutsche Bank Securities Inc. has agreed to act as qualified independent underwriter for the international offering and to undertake the legal responsibilities and liabilities of the underwriter under the Securities Act of 1933, specifically including those inherent in Section 11 of the Securities Act.  We have agreed to indemnify Deutsche Bank Securities Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

The ADSs
Each ADS will represent five Series B shares.  The ADSs will be evidenced by ADRs.  The ADSs will be issued under a deposit agreement among us,               , as depositary, and the registered holders and beneficial owners from time to time of ADSs issued thereunder.

Listing
We intend to apply to list the ADSs on the New York Stock Exchange, or NYSE, under the symbol “BSMX.”  Our Series B shares are currently listed on the Mexican Stock Exchange under the symbol “ SANMEX .” Prior to the global offering there has been a very limited trading market for the Series B shares in Mexico.  We cannot assure you that a trading market for the Series B shares or ADSs will develop or will continue if developed.

Share capital before and after global offering
Our share capital is divided into Series F shares and Series B shares.  Each Series F share and Series B share represents the same economic and voting interest in us.  See “Description of Capital Stock.” Series F shares may only be held by Banco Santander Spain or an affiliate because we have received and operate under the approval from the Mexican financial authorities to act as a foreign-controlled holding company for financial services subsidiaries.  Series F shares may not represent less than 51% of our issued and outstanding shares.

As of the date of this prospectus, our share capital consists of 3,322,085,768 Series B shares and 3,464,309,145 Series F shares, or 100% of our issued and outstanding shares.  We do not have any shares in treasury.  For a description of the material terms of the Series B shares and Series F shares, see “Description of Capital Stock.”

Our share capital will not change as a result of the global offering.

As of the date of this prospectus, Banco Santander Spain beneficially owns 99.7% of our Series B shares, and 100% of our Series F shares.  See “Principal and Selling Shareholders.”

After giving effect to the global offering, Banco Santander Spain will beneficially own      % of our Series B shares and 100% of our Series F shares (or         % and 100%, respectively, assuming full exercise of the option to purchase additional ADSs and the option to purchase additional Series B shares).

Transfer restrictions
Under the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras), foreign entities with governmental authority and Mexican financial entities, including those that form part of a financial group, cannot purchase our shares.

In addition, pursuant to the Mexican Financial Groups Law and our bylaws, no person or entity or group of persons or entities may acquire (i) more than 2% of our shares, unless any such person or entity notifies the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP), (ii) 5% or more of our shares, unless any such person or entity obtains the prior approval by the SHCP, and (iii) 30% or more of our shares, unless any such person or entity (a) obtains the prior approval of the SHCP, and (b) with the approval of the CNBV, undertakes a public tender offer to purchase (x) if the intended acquisition is for shares representing less than 50% plus one of our shares, the greater of an additional 10% of our aggregate outstanding shares or the percentage of additional shares intended to be acquired, or (y) if the intended acquisition is for shares representing more than 50% of our shares, 100% of our aggregate outstanding shares.

Use of proceeds
The selling shareholders will receive all of the net proceeds from the sale of ADSs and Series B shares.  We will not receive any of the net proceeds from the sale of ADSs or Series B shares offered by the selling shareholders.

Dividends and dividend policy
Although we have no current plans to adopt a formal dividend policy in respect of the amount and payment of dividends, we currently intend to declare and pay dividends on an annual basis.  The declaration and payment of dividends in respect of any period is subject to a number of factors, including our debt service requirements, capital expenditure and capital requirements, investment plans, other cash requirements, our shareholders having approved our financial statements and the payment of dividends, and such other factors as may be deemed relevant at the time.  We cannot assure you that we will pay any dividends in the future.  Under Mexican law, dividends may only be paid from retained earnings resulting from the relevant year or prior years’ results if (i) the legal reserve has been created or maintained, by annually segregating 5% of net earnings, until the legal reserve equals at least 20% of the fully paid-in capital, (ii) shareholders, at a duly called meeting, have approved the results reflecting the earnings and the payment of dividends, and (iii) losses for prior fiscal years have been repaid or absorbed.  All shares of our capital stock rank pari passu with respect to the payment of dividends.

Voting rights
All holders of the Series B shares and of the Series F shares are entitled to one vote per share at each of our shareholders’ meetings.  Subject to the terms of our bylaws and the terms of the deposit agreement among us, the depositary and the holders of the ADSs, holders of our ADSs will be entitled to instruct the depositary to vote or cause to be voted the number of shares represented by such ADSs.  See “Description of Capital Stock” and “Description of American Depositary Shares.”

Controlling shareholder
Banco Santander Spain owns, directly or indirectly, 99.7% of our Series B shares and directly owns 100% of our Series F shares.  Such share ownership is sufficient for Banco Santander Spain to control all shareholders’ decisions and to appoint the majority of our board.

After giving effect to the global offering, Banco Santander Spain will own, directly or indirectly,                  % of our Series B shares and will directly own 100% of our Series F shares.  Such share ownership will be sufficient for Banco Santander Spain to continue to control all shareholders’ decisions and to appoint the majority of our board.

ADR depositary	JPMorgan Chase Bank, N.A.

Taxation
Under current Mexican law, dividends paid to holders of ADSs or Series B shares who are not residents of Mexico for tax purposes are not subject to any Mexican withholding or other similar tax, but will be subject to corporate taxes, payable by us, if not paid from a net after-tax profits account.  We currently intend for dividends to be paid from such account.

The sale of ADS, or of the Series B shares, subject in the case of Series B shares to certain requirements, by holders who are not residents of Mexico for tax purposes, made through the Mexican Stock Exchange or in any other securities market recognized by Mexico’s Tax Administration Service (Servicio de Administración Tributaria), is not subject to any Mexican capital gain or similar taxes.  See “Taxation.”

For a discussion of the material U.S. tax consequences relating to an investment in our Series B shares or the ADSs, see “Taxation.”

Lock-up agreements
We have agreed with the international and Mexican underwriters, subject to certain exceptions, not to issue, offer, sell, grant an option to sell or otherwise dispose of, directly or indirectly, any shares of our capital stock (or ADSs representing such shares) or any securities convertible into or exercisable or exchangeable for our capital stock (or ADSs representing such shares) during the        -day period following the date of this prospectus.  Each of our principal shareholders, including the selling shareholders, has agreed to substantially similar lock-up agreements.

Risk factors
Investing in our ADSs and in the underlying Series B shares involves risks.  See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in the ADSs and the underlying Series B shares.

Proposed NYSE symbol	“BSMX.”
Mexican Stock Exchange symbol for currently traded Series B shares	“ SANMEX .”

SUMMARY FINANCIAL AND OPERATING DATA

The following tables present our summary consolidated financial data for each of the periods indicated.  You should read this information in conjunction with our audited financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We have derived our summary consolidated income statement data for the years ended December 31, 2010 and 2011 and our summary consolidated balance sheet data as of January 1, 2010 and December 31, 2010 and 2011 from our audited financial statements included in this prospectus, which have been prepared in accordance with IFRS.

We have derived our summary consolidated income statement data for the six months ended June 30, 2011 and 2012 and our summary consolidated balance sheet data as of June 30, 2012 from our unaudited condensed consolidated financial statements included in this prospectus, which have been prepared in accordance with IAS 34.  These unaudited condensed statements include all adjustments that management believes are necessary to fairly present our results of operations and financial condition at the date and for the periods presented.  Operating results for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the remainder of the year ended December 31, 2012.  See “Presentation of Financial and Other Information.”

CONSOLIDATED INCOME STATEMENT DATA IN ACCORDANCE WITH IFRS

	For the year ended December 31,						For the six months ended June 30,
	2010		2011		2011		2011		2012		2012
	(Millions of pesos)(1)				(Millions of U.S. dollars)(1)(2)		(Millions of pesos)(1)				(Millions of U.S. dollars)(1)(3)
Interest income and similar income	Ps.	39,237	Ps.	46,587	U.S.$	3,340	Ps.	21,477	Ps.	27,392	U.S.$	2,043
Interest expenses and similar charges		(12,991)		(17,976)		(1,289)		(8,211)		(10,929)		(815)
Net interest income		26,246		28,611		2,051		13,266		16,463		1,228
Income from equity instruments		289		299		21		183		155		12
Fee and commission income (net)		9,276		10,199		731		5,081		5,717		426
Gains/(losses) on financial assets and liabilities (net)		3,622		279		20		478		515		38
Exchange differences (net)		(14)		30		2		(12)		(3)		0
Other operating income		581		536		38		284		281		21
Other operating expenses		(1,413)		(1,590)		(114)		(771)		(871)		(65)
Total income		38,587		38,364		2,749		18,509		22,257		1,660
Administrative expenses		(13,347)		(15,001)		(1,076)		(6,767)		(7,393)		(552)
Personnel expenses		(6,578)		(7,344)		(527)		(3,564)		(4,016)		(300)
Other general administrative expenses		(6,769)		(7,657)		(549)		(3,203)		(3,377)		(252)
Depreciation and amortization		(1,398)		(1,461)		(105)		(700)		(753)		(56)
Impairment losses on financial assets (net)		(6,972)		(5,435)		(390)		(2,286)		(3,515)		(262)
Loans and receivables(4)		(6,972)		(5,435)		(390)		(2,286)		(3,515)		(262)
Impairment losses on other assets (net)		(92)		(100)		(7)		(93)		0		0
Other intangible assets		(27)		(30)		(2)		(30)		0		0
Non-current assets held for sale		(65)		(70)		(5)		(63)		0		0
Provisions (net)(5)		(562)		1,890		136		738		313		23
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		(77)		13		1		1		1,733		129
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		17		54		4		5		49		4
Operating profit before tax		16,156		18,324		1,312		9,407		12,691		946
Income tax		(4,449)		(4,813)		(345)		(2,471)		(3,274)		(244)
Profit from continuing operations		11,707		13,511		967		6,936		9,417		702
Profit from discontinued operations (net)		880		4,260		305		277		0		0
Consolidated profit for the year	Ps.	12,587	Ps.	17,771	U.S.$	1,272	Ps.	7,213	Ps.	9,417	U.S.$	702
Profit attributable to the Parent		12,586		17,770		1,272		7,212		9,416		702
Profit attributable to non-controlling interests		1		1		0		1		1		0

	For the year ended December 31,			For the six months ended June 30,
	2010	2011	2011	2011	2012	2012
	(Millions of pesos)(1)		(Millions of U.S. dollars)(1)(2)	(Millions of pesos)(1)		(Millions of U.S. dollars)(1)(3)

Earnings per share from continuing and discontinued operations:
Basic earnings per share	1.85	2.62	0.19	1.06	1.39	0.10
Diluted earnings per share	1.85	2.62	0.19	1.06	1.39	0.10
Earnings per share from continuing operations:
Basic earnings per share	1.73	1.99	0.14	1.02	1.39	0.10
Diluted earnings per share	1.73	1.99	0.14	1.02	1.39	0.10
Cash dividend per share(6)	0.94	1.67	0.12	1.67	n/a	n/a
Weighted average shares outstanding	6,786,395	6,786,395	6,786,395	6,786,395	6,786,395	6,786,395
Adjusted number of shares	6,786,395	6,786,395	6,786,395	6,786,395	6,786,395	6,786,395

(1)	Except per share amounts. Share amounts are presented in thousands of shares. Share amounts are presented in thousands of shares.

(2)
Results for the year ended December 31, 2011 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.13.9476 per U.S.$1.00 as calculated on December 30, 2011 and reported by the Mexican Central Bank (Banco de México) in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 2, 2012 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(3)
Results for the six months ended June 30, 2012 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.13.4084 per U.S.$1.00 as calculated on June 29, 2012 and reported by the Mexican Central Bank in the Official Gazette of the Federation on July 2, 2012 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(4)	Provisions to the credit loss allowance less recoveries of loans previously written off.

(5)
Principally includes provisions for taxes and legal contingencies and contingent liabilities and commitments.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(6)
On February 2, 2011, we paid a dividend of Ps.6,400 million, equal to Ps.0.94 per share, with respect to fiscal year 2010.  On March 5, 2012, we paid a dividend of Ps.11,350 million, equal to Ps.1.67 per share, with respect to fiscal year 2011.  We have not paid any dividend in advance with respect to fiscal year 2012.  On May 14, 2012, we declared a dividend of Ps.3,000 million and on August 13, 2012, we declared a dividend of Ps.4,300 million. The aggregate amount of dividends declared is Ps.7,300 million, equal to Ps.1.08 per share.  We will pay the aggregate amount of these dividends in September 2012.

CONSOLIDATED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	As of January 1,		As of December 31,				As of June 30,
	2010		2010		2011		2012		2012
	(Millions of pesos)								(Millions of U.S. dollars)(1)
Assets
Cash and balances with Mexican Central Bank	Ps.	44,170	Ps.	44,136	Ps.	44,143	Ps.	42,049	U.S.$	3,136
Financial assets held for trading		190,613		238,613		242,463		291,910		21,771
Other financial assets at fair value through profit or loss		12,000		12,661		21,589		31,521		2,351
Available-for-sale financial assets		76,450		60,426		61,582		54,881		4,093
Loans and receivables		243,540		271,879		346,187		388,934		29,007
Hedging derivatives		928		1,287		897		571		43
Non-current assets held for sale		260		7,811		464		525		39
Investments in associates		284		—		—		—		—
Reinsurance assets		437		—		—		—		—
Tangible assets		5,705		5,488		5,607		3,774		280
Intangible assets		1,849		1,879		3,462		3,414		255
Tax assets		15,806		15,146		13,384		14,747		1,100
Other assets		3,557		2,288		4,426		4,823		360
Total assets	Ps.	595,599	Ps.	661,614	Ps.	744,204	Ps.	837,149	U.S.$	62,435

Liabilities
Financial liabilities held for trading	Ps.	101,487	Ps.	116,535	Ps.	125,291	Ps.	133,670	U.S.$	9,969
Other financial liabilities at fair value through profit or loss		120,236		112,239		118,269		167,267		12,475
Financial liabilities at amortized cost		277,731		326,448		391,773		422,517		31,512
Hedging derivatives		70		28		2,501		1,726		129
Liabilities associated with non-current assets held for sale		—		5,368		—		—		—
Liabilities under insurance contracts		3,449		—		—		—		—
Provisions (2)		8,921		8,680		6,151		5,567		415
Tax liabilities		70		118		866		604		45
Other liabilities		5,240		6,557		7,866		8,142		607
Total liabilities	Ps.	517,204	Ps.	575,973	Ps.	652,717	Ps.	739,493	U.S.$	55,152

Shareholders’ equity
Share capital	Ps.	25,658	Ps.	25,658	Ps.	25,658	Ps.	25,658	U.S.$	1,914
Share premium		11,415		11,415		11,415		11,415		851
Accumulated reserves		40,425		34,025		35,261		50,031		3,731
Profit for the year attributable to the Parent		—		12,586		17,770		9,416		702
Valuation adjustments		888		1,947		1,372		1,124		84
Non-controlling interests		9		10		11		12		1
Total shareholders’ equity		78,395		85,641		91,487		97,656		7,283
Total liabilities and shareholders’ equity	Ps.	595,599	Ps.	661,614	Ps.	744,204	Ps.	837,149	U.S.$	62,435

(1)
Results for the six months ended June 30, 2012 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.13.4084 per U.S.$1.00 as calculated on June 29, 2012 and reported by the Mexican Central Bank in the Official Gazette of the Federation on July 2, 2012 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(2)
Includes provisions for pensions and similar obligations, taxes and legal contingencies and contingent liabilities and commitments.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

SELECTED RATIOS AND OTHER DATA

All of the selected ratios and other data below (except for number of share, branch and employee data) are presented in accordance with IFRS unless otherwise noted.

	As of and for the year ended December 31,		As of and for the six months ended June 30,
	2010	2011	2011	2012
	(Millions of pesos or percentages, except per share, branch and employee data)
Profitability and performance
Net interest margin(1)	6.09%	5.08%	5.21%	4.93%
Total margin(2)	8.22%	6.87%	7.18%	6.62%
Return on average total assets (ROAA)(3)	2.36%	2.66%	2.35%	2.41%
Return on average shareholders’ equity (ROAE)(4)	15.72%	21.93%	16.44%	19.93%
Efficiency ratio(5)	38.21%	42.91%	40.34%	36.60%
Net fee and commission income as a percentage of operating expenses(6)	62.91%	61.95%	68.05%	70.18%
Yield on average interest-earning assets	9.01%	8.18%	8.32%	8.12%
Average cost of interest-bearing liabilities	3.65%	3.71%	3.75%	3.97%
Net interest spread	5.36%	4.47%	4.57%	4.15%
Common stock dividend payout ratio(7)	50.85%	63.87%	—	—
Average interest-earning assets	435,651	569,502	516,280	674,784
Average interest-bearing liabilities	356,059	483,925	437,595	550,381
Capital adequacy
Net tangible book value	83,762	88,025	86,492	94,242
Net tangible book value per share	12.34	12.97	12.74	13.89
Average shareholders’ equity as a percentage of average total assets	14.99%	12.15%	14.31%	12.12%
Total capital (Mexican Banking GAAP)	69,792	73,144	71,558	75,107
Tier 1 capital (Mexican Banking GAAP)	68,703	71,674	70,177	73,579
Tier 1 capital to risk-weighted assets (Mexican Banking GAAP)	15.31%	14.53%	14.53%	14.33%
Total capital to risk-weighted assets(8) (Mexican Banking GAAP)	15.56%	14.82%	14.82%	14.63%
Asset quality
Non-performing loans as a percentage of total loans(9)	2.11%	1.98%	1.81%	1.68%
Non-performing loans as a percentage of computable credit risk(9)(10)	1.93%	1.83%	1.69%	1.57%
Loan charge-offs as a percentage of average total loans	4.93%	2.38%	2.67%	2.12%
Loan charge-offs as a percentage of computable credit risk(10)	4.01%	1.98%	2.23%	1.85%
Impairment losses on financial assets as a percentage of average total loans	3.58%	2.49%	2.58%	2.48%
Impairment losses as a percentage of non-performing loans(9)(11)	151.04%	113.55%	127.10%	138.27%
Impairment losses as a percentage of loan charge-offs(11)	72.60%	104.76%	96.44%	117.19%
Impairment losses as a percentage of total loans(11)	3.19%	2.25%	2.30%	2.32%
Liquidity
Liquid assets as a percentage of deposits(12)	79.69%	78.96%	91.15%	84.85%
Loans and leases, net of allowance, as a percentage of deposits(13)	84.24%	99.97%	101.72%	99.87%
Total loans and leases, as a percentage of total funding(14)	55.73%	65.99%	58.13%	61.43%
Deposits as a percentage of total funding(13)(14)	64.05%	64.52%	55.84%	60.08%
Operations
Branches	1,073	1,097	10.73	1,097
Employees (full-time equivalent)	11,828	12,395	12,231	12,461

(1)
Net interest margin is defined as net interest income (including income from equity investments) divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets which yield interest or similar income.

(2)	Total margin is defined as net interest income (including income from equity investments) plus fee and commission income (net) over average interest-earning assets.

(3)	Calculated based upon the average daily balance of total assets.

(4)	Calculated based upon the average daily balance of shareholders’ equity.

(5)	Efficiency ratio is defined as administrative expenses plus depreciation and amortization, divided by total income.

(6)	Net fee and commission income divided by administrative expenses plus depreciation and amortization.

(7)	Dividends paid per share divided by net income per share.

(8)	Tier 1 plus Tier 2 capital divided by total risk-weighted assets, calculated according to the Mexican Capitalization Requirements.

(9)
Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit cards), and (z) 90 days, in the case of periodic -payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits. Other doubtful credits include (i) if greater than 25% of a customer’s loans are considered non-performing, the rest of such customer’s loans and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

(10)
Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets), guarantees and documentary credits. When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.  As of the date we make the payment to the beneficiary, we claim the payment from the solicitor (i.e., the debtor in the case of a guarantee or the buyer in the case of a documentary credit).  The account becomes non-performing as of the date when the payment was due if we do not receive payment from the solicitor on that date.  We maintain the account as a non-performing loan until recovery or, in the case of practical impossibility for recovery (e.g., when the creditor is declared bankrupt or upon the death of a creditor who is a natural person), until our Comprehensive Risk Management Committee decides to charge off the account.  Such decision is at the discretion of our Comprehensive Risk Management Committee.

(11)
Impairment losses were Ps.7,558 million and Ps.7,247 million as of December 31, 2010 and 2011, respectively.  Impairment losses were Ps.6,824 million and Ps.8,032 million as of June 30, 2011 and 2012, respectively.

(12)
Liquid assets include cash, due from banks and government securities recorded at market prices. We believe we could obtain cash for our liquid assets immediately, although under systemic stress scenarios, we would likely be subject to a discount to the face value of these assets.  As of December 31, 2010 and 2011, we had a total amount of liquid assets of Ps. 216,913 million and Ps. 248,505 million, respectively. For the years ended December 31, 2010 and 2011, the average amounts outstanding were Ps.201,854 million and Ps.220,444 million, respectively.  As of June 30, 2010 and 2011, we had a total amount of liquid assets of Ps.260,323 million and Ps.287,457 million, respectively.  For the six months ended June 30, 2011 and 2012, the average amounts outstanding were Ps.210,287 million and Ps.263,582 million, respectively.

As of December 31, 2010, liquid assets were composed of the following: 20.3% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Monetary Regulation Deposit)); 49.5% debt instruments issued by the Mexican Government and 30.1% debt instruments issued by the Mexican Central Bank.  As of June 30, 2011, liquid assets were composed of the following: 19.8% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Monetary Regulation Deposit)); 55.7% debt instruments issued by the Mexican Government and 24.5% debt instruments issued by the Mexican Central Bank.

As of December 31, 2011, liquid assets were composed of the following: 17.8% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Monetary Regulation Deposit)); 53.9% debt instruments issued by the Mexican Government and 28.3% debt instruments issued by the Mexican Central Bank.  As of June 30, 2012, liquid assets were composed of the following: 14.6% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Monetary Regulation Deposit)); 53.0% debt instruments issued by the Mexican Government and 32.4% debt instruments issued by the Mexican Central Bank.

(13)
For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits.  “See Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Composition of Deposits.”

(14)
For the purpose of calculating this ratio, the amount of total funding comprises the total of our deposits and reverse repurchase agreements and the amount of our marketable debt securities.

For December 31, 2010 and 2011, our deposits and reverse repurchase agreements amounted to Ps.412,956 million and Ps.463,841 million, respectively, and our marketable debt securities amounted to Ps.12,005 million and Ps.23,894 million, respectively,

For June 30, 2011 and June 30, 2012, our deposits and reverse repurchase agreements amounted to Ps.473,096 million and Ps.541,911 million, respectively, and our marketable debt securities amounted to Ps.38,432 million and Ps.21,963 million, respectively.

RISK FACTORS

Investing in the ADSs and/or our Series B shares involves a high degree of risk.  You should carefully consider the risks described below with all of the other information included in this prospectus before making a decision whether to invest in the ADSs and Series B shares.  If any of the following risks actually occurs, it may materially harm our business, results of operations or financial condition.  In this event, the market price of the ADSs or our Series B shares could decline and you could lose part or all of your investment.  The risks described below are those known to us or that we currently believe may materially and adversely affect us; other risks not currently known to us may arise in the future or may reach a greater level of materiality, which may materially and adversely affect us and our business.

Risks Associated with Our Business

We are vulnerable to the current disruptions and volatility in the global financial markets.

In the past five years, the financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates.  Global economic conditions deteriorated significantly between 2007 and 2009, and many countries, including the United States, fell into recession.  Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, have been experiencing significant difficulties.  Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital or have been assisted by governments, and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).  The global economic slowdown and U.S. economic slowdown in particular had a negative impact on the Mexican economy and have adversely affected our business.

In particular, we may face, among others, the following risks related to the economic downturn:

•
We potentially face increased regulation of our industry.  Compliance with such regulation may increase our costs, may affect the pricing for our products and services, and limit our ability to pursue business opportunities.

•	Reduced demand for our products and services.

•	Inability of our borrowers to timely or fully comply with their existing obligations.

•
The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans.  The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the quality of our assets.

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•	Worsening of the global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

Some uncertainty remains concerning the future economic environment and there is no assurance when such conditions will improve.  While certain segments of the global economy are currently experiencing a moderate recovery, we expect these conditions to continue to have an ongoing negative impact on our business and results of operations.  Global investor confidence remains cautious and recent downgrades of the sovereign debt of Ireland, Greece, Portugal, Spain, Italy and France have caused renewed volatility in the capital markets.  A slowing or failing of the economic recovery would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all.  If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers.  Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins.

If all or some of the foregoing risks were to materialize, this could have a material adverse effect on us.

Mexican government laws and regulations may have a material adverse effect on us.

We are subject to extensive laws and regulations regarding our organization, operations, lending and funding activities, capitalization, transactions with related parties, taxation and other matters.  These laws and regulations impose numerous requirements on us, including the maintenance of minimum risk-based and operating-risk capital levels and loan loss reserves, regulation of our business practices, regulation on money laundering, rates charged, application of required accounting regulations and tax obligations.  Many of the applicable laws and regulations have changed extensively in recent years, with a negative impact on us.  There may be future changes in the legal or regulatory system or in the interpretation and enforcement of the laws and regulations, including changes in tax legislation, that could have a material adverse effect on us.

As a reaction to the 2008 economic crisis, Mexican regulatory entities increased loan loss reserves requirements for credit cards in 2009, which resulted in substantial increases to our loan loss reserves in the amount of Ps.5,952 million as of December 31, 2009, as calculated in accordance with Mexican Banking GAAP.  The regulatory model for determining loan loss reserves for credit cards that was implemented in 2009 used a 12-month observation window to determine reserves as compared to the 36-month observation window that would be used under IFRS.  Since the condition of our credit card portolio improved between 2008 and 2009 because of decreased credit card originations and increased write-offs, we believe that the loan loss reserves that we recognized under Mexican Banking GAAP in 2009 are smaller than the loan loss reserves that we would have been required to recognize under IFRS with its longer observation window.

We believe that recoveries of non-performing loans as a percentage of our total non-performing loan portfolio are likely to decline over time because of the aging of our non-performing loan portfolio.  In addition, because the mortgage foreclosure process relating to collateral in Mexico takes two to three years on average to be fully completed due to procedural requirements under Mexican law, other factors such as third-party claims, mechanic liens and deterioration of the relevant property may impair the value of the collateral during the foreclosure process.

In July 2010, the Mexican government enacted the Federal Law for Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de los Particulares) that protects personal data collected and requires that we ensure the confidentiality of information received from clients.  We have begun to modify our processes, procedures and systems as required to implement this law and the supervision of our activities thereunder.  We can provide no assurances as to how this legislation will be interpreted and how strictly Mexican authorities will enforce its application.  However, if strictly interpreted and enforced, this legislation could have a material adverse effect on us, including increasing our operating costs and subjecting us to fines and penalties in the event of violations of the provisions of such law.

Given the current environment affecting the financial services sector, there may be future changes in the regulatory system or in the interpretation and enforcement of the laws and regulations that could adversely affect us and our subsidiaries, including our operating costs and margins.  See “Supervision and Regulation” for a discussion of the governmental authorities that regulate us.

Future Mexican government restrictions on interest rates or changes in reserves could have a material adverse effect on us.

In Mexico, the Law for the Protection and Defense of Financial Services Users (Ley de Protección y Defensa al Usuario de Servicios Financieros) does not impose any limit on the interest rate, subject to certain exceptions, that a bank may charge.  However, the possibility of imposing such limits has been and continues to be debated by the Mexican Congress, Mexican regulators and different borrowers’ groups on a conceptual level.  Although the Mexican government could impose limitations or additional informational requirements regarding such interest rates in the future, as of the date of this prospectus the Mexican Congress and Mexican regulators have not yet proposed any specific limit to the interest rates we may charge.  A portion of our revenues and operating cash flow is generated by the interest rates we charge to our customers, and any such limitations or additional informational requirements could have a material adverse effect on us.

In September 2010, the Basel Committee on Banking Regulations and Supervisory Practices, or the Basel Committee, proposed comprehensive changes to the capital adequacy framework, known as Basel III.  On December 16, 2010 and January 13, 2011, the Basel Committee issued its final guidance on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of innovative Tier 1 and 2 Capital instruments with incentive-based redemption clauses and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements.  In June 2011, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) distributed an outline of the projected implementation of Basel III standards in Mexico, which is expected to result in changes to Mexican regulations, that are likely to result in new requirements in respect of regulatory capital, liquidity/funding and leverage ratios that will be applicable to Mexican banks such as our subsidiary, Banco Santander Mexico.

If, as is likely, Mexican governmental authorities require Mexican banks to increase their reserve requirements for loan losses or change the manner in which such loan reserves are calculated or change capitalization requirements, it could have a material adverse effect on us, including our results of operations.

Loan loss reserves requirements in Mexico differ from those under IFRS.

Except for loans to the Mexican government and the Mexican Central Bank (Banco de México), the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB) and certain international organizations, we are generally required to classify each loan or type of loan according to an assessment of risk based on criteria set forth by Mexican banking regulations and to establish corresponding reserves.  Although we have estimated our loan loss reserves using an incurred loss model in accordance with IFRS for the purposes of the audited financial statements included elsewhere in this prospectus, our loan loss reserves for capital and other regulatory purposes, including safety and soundness regulation, are determined based on an expected loss model in accordance with Mexican Banking GAAP.  The Mexican Banking GAAP criteria to establish reserves include both qualitative and quantitative factors.  Mexican banking regulations relating to loan classification and determination of loan loss reserves are generally different and may be less stringent than those applicable to banks under IFRS.  If IFRS were applicable in Mexico today, the level of our loan loss reserves would be lower than our actual reserves under Mexican Banking GAAP.  However, our Mexican Banking GAAP loan loss reserves have been lower than they would have been under IFRS in the past and may be lower than what they would be under IFRS in the future.

In addition, with respect to our commercial, corporate and financial institutions portfolios, we have requested and received permission from the CNBV to use a proprietary methodology to determine loan loss reserves as an alternative to the standard methodology starting as of January 1, 2012.  Our approach is based on the Foundation Internal Ratings-Based Approach as defined in the Basel II accords and is based on the evaluation of four main factors: country risk, financial risk, industry risk and payment performance.  This results in an overall determination of debtor risk, which is then applied to each loan operation and mitigated by any collateral to obtain a risk grade which is associated to a provision factor.  We have a mapping between this risk grade and the internal customer rating that has been approved by the CNBV.  While our proprietary methodology has resulted in the calculation of probabilities of default that are lower than the probabilities of default calculated and established by the CNBV in its standard methodology, the use of a proprietary methodology does not necessarily result in a reduction of capital requirements or provisions.

We may be required or deem it necessary to materially increase our loan loss reserves in the future.  Increasing loan loss reserves could have a material adverse effect on us.

Our financial results are constantly exposed to market risk.  We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us.

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to interest rate volatility.  Changes in interest rates affect the following areas, among others, of our business:

•	net interest income;

•	the volume of loans originated;

•	the market value of our securities holdings; and

•	gains from sales of loans and securities.

Variations in short-term interest rates could affect our net interest income, which comprises the majority of our revenue.  When interest rates rise, we may be required to pay higher interest on our floating-rate borrowings while interest earned on our fixed-rate assets does not rise as quickly, which could cause profits to grow at a reduced rate or decline in some parts of our portfolio.  Interest rate variations could adversely affect us, including our net interest income, reducing its growth rate or even resulting in losses.  We monitor our interest rate risk using the Net Interest Margin, or NIM, sensitivity, which is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year time frame and a parallel movement of 100 basis points (1%) in market interest rates.  As of June 30, 2012, the 1% NIM sensitivity was Ps.845 million.

Increases in interest rates may reduce the volume of loans we originate.  Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets.  Increases in interest rates may also reduce the propensity of our customers to prepay or refinance fixed-rate loans.  Increases in interest rates may reduce the value of our financial assets.  We hold a substantial portfolio of loans and debt securities that have both fixed and floating interest rates.

If interest rates decrease, although this is likely to decrease our funding costs, it is likely to adversely impact the income we receive arising from our investments in securities.

The market value of a security with a fixed interest rate generally decreases when the prevailing interest rates rise, which may have an adverse effect on our earnings and financial condition.  In addition, we may incur costs (which, in turn, will impact our results) as we implement strategies to reduce future interest rate exposure.  The market value of an obligation with a floating interest rate can be adversely affected when interest rates increase, due to a lag in the implementation of repricing terms or an inability to refinance at lower rates.

Increases in interest rates may reduce gains or require us to record losses on sales of our loans or securities.  In recent years, interest rates have been low by historical standards.  However, there can be no assurance that such low rates will continue in the future.

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies and to equity price risk in connection with our trading investments in equity securities.  As a commercial bank, we are also exposed to credit risk as part of our normal course of business.  To the extent any of these risks materialize, our net interest income or the market value of our assets and liabilities could be adversely affected.

The volatility in peso exchange rates and interest rates in Mexico could have a material adverse effect on us.

We are exposed to currency risk any time we hold an open position in a currency other than pesos and to interest rate risk when we have an interest rate repricing gap or carry interest-earning securities having fixed real or nominal interest rates.  Peso exchange rates and interest rates in Mexico have been subject to significant fluctuations in recent years.  Because of the historical volatility in peso exchange rates and interest rates in Mexico, the risks associated with such positions may be greater than in certain other countries.  Our foreign currency liabilities are subject to regulation by the Mexican Central Bank, which imposes liquidity requirements in matching currencies, depending upon the maturities of such liabilities.  As of June 30, 2012, the value at risk, or VaR, associated with our financial instruments sensitive to interest rates and foreign currency exchange rates was Ps.118 million (U.S.$8.80 million) and Ps.12 million (U.S. $0.89 million), respectively.  Although we follow various risk management procedures in connection with our trading and treasury activities and are subject to regulations that seek to avoid important mismatches, there can be no assurance that we will not experience losses with respect to these positions in the future, any of which could have a material adverse effect on us, including our results of operations.

Severe devaluation or depreciation of the peso may have an adverse effect on us by, for example, increasing in peso terms the amount of our foreign currency-denominated liabilities and the rate of default among our borrowers or affecting our results of operations when measured in U.S. dollar terms.  In addition, severe devaluations may result, as in the past, in the implementation of exchange controls that may impact our ability to convert pesos into U.S. dollars or to transfer currencies outside of Mexico, which may have an impact on our business and results of operations.

As a result of the negative economic conditions in the United States and in other parts of the world, local and international markets have experienced high volatility, which has contributed to the devaluation of the peso by 26.7% in 2008.  Although the peso increased in value relative to the U.S. dollar by 5.5% and 5.5% in 2009 and 2010, respectively, it depreciated in 2011 by 12.9%, closing at 13.95 pesos per U.S. dollar at the end of December.  At the end of June 2012, the peso had appreciated to 13.41 pesos per U.S. dollar.  The Mexican government has consistently implemented a series of measures to limit the volatility of the peso, varying from auctioning U.S. dollars to intervening in interest rates and regulating hedges of foreign currency-denominated liabilities of Mexican banks.  However, we cannot assure you that such measures will be effective or maintained or how such measures will impact the Mexican economy.

Severe devaluation or depreciation of the peso may also result in government intervention, as has occurred in other countries, or disruption of international foreign exchange markets.  While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into dollars or to transfer other currencies outside of Mexico, the Mexican government has taken such measures in the past and could institute restrictive exchange control policies in the future.  Accordingly, fluctuations in the value of the peso against the dollar could have a material adverse effect on us.

Fluctuations in the exchange rate between the peso and the U.S. dollar, particularly depreciations in the value of the peso, may adversely affect the U.S. dollar equivalent of the peso price of the Series B shares on the Mexican Stock Exchange.  Such peso depreciations also will likely affect our revenues and earnings when measured in U.S. dollar terms and the market price of the ADSs.  Exchange rate fluctuations would also affect the U.S. dollar equivalent value of any peso cash dividends and other distributions that we pay in pesos in respect of the Series B shares.

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, this could have a material adverse effect on us.

Non-performing or low credit quality loans can negatively impact our results of operations.  We cannot assure you that we will be able to effectively control the level of the impaired loans in our total loan portfolio.  In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as the impact of economic trends and political events affecting Mexico, events affecting certain industries or events affecting financial markets and global economies.  As part of our business strategy, we are seeking to increase lending and other services to individuals and SMEs, which are more likely to be adversely affected by downturns in the Mexican economy than large corporations and high-income individuals who have greater resources.  Consequently, in the future we may experience higher levels of non-performing assets, which could result in higher provisions for loan losses, which in turn will affect our financial condition and results of operations.  Part of our current growth strategy is also to increase volume in the credit card portfolio, at the same or a slightly higher rate than the market, which may increase the level of non-performing loans in our loan portfolio.  In addition, the introduction of new products, such as Hipoteca Light (a residential mortgage product that has increasing payments over time and a fixed interest rate) may lead to greater loan losses.

As of June 30, 2012, our allowance for impairment losses was Ps.8,032 million under IFRS.  We believe our current loan loss and other reserves are adequate to cover all known or knowable losses in our loan and securities portfolio.  However, our current loan loss reserves may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio.  As a result, if the quality of our total loan portfolio deteriorates, for any reason, including the increase in lending to individuals and SMEs, the volume increase in the credit card portfolio and the introduction of new products, we may be required to increase our loan loss reserves, which may adversely affect us.  Moreover, there is no precise method for predicting loan and credit losses, and we cannot assure you that our loan loss reserves will be sufficient to cover actual losses.  If we are unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

Our loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity.  Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us.  We would also be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income.  Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. While we did not experience a significant increase in prepayments on our loan portfolios from 2010 to 2011, prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.

Competition with other financial institutions could adversely affect us.

We face substantial competition in all parts of our business, including in originating loans and in attracting deposits.  The competition in originating loans comes principally from other Mexican and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans.  We anticipate that we will encounter greater competition as we expand our operations.  In addition, certain of our competitors, such as Sociedades Financieras de Objeto Limitado, or Sofoles, and Sociedades Financieras de Objeto Múltiple, or Sofomes, are not licensed financial institutions and, as such, not subject to the same extensive banking regulation, including capitalization and reserve requirements.  As a result, certain of our competitors may have advantages in conducting certain businesses and providing certain services and particularly, may be more aggressive in their loan origination activities.

Our principal competitors are BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.

For a number of years, foreign financial institutions have been permitted to establish subsidiary financial groups, banks, broker-dealers and other financial entities in Mexico.  According to the CNBV, as of June 30, 2012, Mexico’s ten largest domestic banks, measured in terms of assets, held 85.2% of the total assets in the Mexican banking system.  Seven of these ten banks are foreign-owned.  These foreign financial institutions are generally well-capitalized, and have substantial resources (such as personnel, technology and product development and organization); if any of them pursue the Mexican market aggressively, by establishing or expanding operations, we may be unable to compete with them.

The CNBV continues, from time to time, to grant banking licenses, including licenses to niche banks, that are solely permitted to engage in limited activities.  Newly licensed banks are likely to aggressively pursue market expansion, which may adversely affect our activities and results of operations.

In addition, legal and regulatory reforms in the Mexican banking industry have also increased competition among banks and among other financial institutions.  We believe that the Mexican government’s policies of adopting market-oriented reforms in the financial industry have brought greater competition.  As financial sector reform continues, foreign financial institutions, some having greater resources than we do, have entered and may continue to enter the Mexican market either by themselves or in partnership with existing Mexican financial institutions and compete with us.  There can be no assurance that we will be able to compete successfully with such domestic or foreign financial institutions.

Increasing competition could also require that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on us, including our profitability.

Our brokerage and asset management subsidiaries also face intense competition.  See “Business—Competition.”

We are exposed to risks faced by other financial institutions.

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients.  Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions.  Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties.  In 2011, the financial health of a number of European governments was shaken by the European sovereign debt crisis, contributing to volatility of the capital and credit markets, and the risk of contagion throughout and beyond the Eurozone remains, as a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by nations which are under considerable financial pressure.  These liquidity concerns have had, and may continue to have, an adverse effect on interbank financial transactions in general.  Should any of these nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilized.  A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on us.

We may be required to make significant contributions to IPAB.

IPAB manages the bank savings protection system and the financial support granted to banks in Mexico.  Under Mexican law, banks are required to make monthly contributions to IPAB to support its operations that are equal to 1/12 of 0.004% (the annual rate) multiplied by the average of certain liabilities minus the average of certain assets.  Mexican authorities impose regular assessments on banking institutions covered by IPAB for funding.  We contributed to IPAB Ps.1,146 million in 2009, Ps.982 million in 2010, Ps.1,228 million in 2011 and Ps.646 million in the six months ended June 30, 2012.  In the event that IPAB’s reserves are insufficient to manage the Mexican bank savings protection system and provide the necessary financial support required by troubled banking institutions, IPAB maintains the right to require extraordinary contributions to participants in the system that we may be required to make.  Although we have not been required to make extraordinary contributions to the IPAB in the past, we may be required to make extraordinary contributions in the future.  Such extraordinary contributions would increase our expenses and could have a material adverse effect on us.

We are subject to Mexican regulatory inspections, examinations, inquiries or audits, and future sanctions, fines and other penalties resulting from such inspections and audits could have a material adverse effect on us.

We are subject to comprehensive regulation and supervision by Mexican regulatory authorities, such as the Mexican Central Bank, the CNBV and the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP).  See “The Mexican Financial System.”  These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our capitalization, organization and operations, including changes to capital adequacy and reserve requirements, supervision of compliance with rules relating to secrecy, the imposition of anti-money laundering measures and the authority to regulate the terms of products, including the interest rates we charge and the fees we collect in exchange for services.  Moreover, Mexican financial regulatory authorities possess significant powers to enforce applicable regulatory requirements, including the imposition of fines, requiring that new capital be contributed, inhibiting us from paying dividends to shareholders or paying bonuses to employees, or the revocation of licenses to operate our business (including our banking or broker-dealer licenses).  In the event we encounter significant financial problems or become insolvent or in danger of becoming insolvent, Mexican banking authorities would have the power to take over our management and operations.  See “Supervision and Regulation.”

Liquidity risks could have a material adverse effect on us.

Many Mexican banks have suffered severe liquidity problems from time to time.

We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds.  The short-term nature of this funding source could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed.  If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected.

We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets.  If this were to happen, we could be materially adversely affected.

We have not suffered material liquidity problems since the 1995 to 1996 period, when we experienced a significant increase in the cost of funding as a result of the financial crisis in Mexico.  During this period, we were able to obtain the required funding, but at a higher cost.  While we have not suffered material liquidity problems in recent years, we cannot assure you that liquidity problems will not affect the Mexican banking system in the future or that liquidity constraints will not affect us in the future.  While we expect to be able to refinance our liabilities, we cannot assure you that we will be able to repay our liabilities or refinance our liabilities on favorable terms or at all.

The credit card industry is highly competitive and entails significant risks, including the possibility of over-indebtedness of customers, which could have a material adverse effect on us.

The credit card industry in Mexico is dominated by institutions that may possess greater financial resources and broader coverage in this market than we do.  There is no assurance that we will be able to effectively compete for and retain customers in this competitive industry or that we will be able to implement our experience in the Mexican market successfully.

Our credit card business is subject to a number of risks and uncertainties, including the possibility of over-indebtedness of our customers, despite our focus on low-risk, medium- and high-income customers.  We currently use a segmentation policy in order to measure the risk of our credit card portfolio.  Pursuant to this segmentation policy, we segment our credit card portfolio into ten groups based on a composite score comprised of a behavior score based on internal and external data and a credit capacity score based primarily on external data.  We perform monthly validations of our scores to test their predictive capacity so that the methodologies can be adjusted, if necessary.  We measure the loss rates for each of the ten groups over a one-year period and compare the average loss rate to our appetite for risk within the credit card portfolio.  As of June 30, 2012, approximately 70% of our credit card portfolio was included in the top five groups, which together had an average loss rate of 3.7%, which we consider to be low risk.

The credit card industry is characterized by higher consumer default than other credit industries, and defaults are highly correlated with macroeconomic indicators that are beyond our control.  From 2008 to 2010, our credit card portfolio decreased by Ps.22,832 million, or 48%, primarily due to write-offs, tightening of credit policies and a reduction in the origination of new credit cards, all of which were a response to a material deterioration in credit quality in our credit card portfolio.  Part of our current growth strategy is to increase volume in the credit card portfolio, at the same or a slightly higher rate than the market, which may increase our exposure to risk in our loan portfolio.  If Mexican economic growth slows or declines, or if we fail to effectively analyze the creditworthiness of our customers (including by targeting certain sectors), we may be faced with unexpected losses that could have a material adverse effect on us.

Failure to successfully implement and continue to improve our credit risk management system could materially and adversely affect us.

As a commercial bank, one of the main types of risks inherent in our business is credit risk.  For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer.  As this process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human error.  In exercising their judgment, our employees may not always be able to assign an accurate credit rating to a customer or credit risk, which may result in our exposure to higher credit risks than indicated by our risk rating system.  In addition, we have been trying to refine our credit policies and guidelines to address potential risks associated with particular industries or types of customers, such as affiliated entities and group customers.  However, we may not be able to timely detect these risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk.  Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in a higher risk exposure for us, which could have a material adverse effect on us.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds.  Any downgrading in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding.  Rating agencies regularly evaluate us, and their ratings of our debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally.

Any downgrade in our ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business.  For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, such as subordinated securities, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest.  In addition, under the terms of certain of our derivative contracts, we may be required to maintain a minimum credit rating or terminate such contracts.  Any of these results of a ratings downgrade, in turn, could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

The long-term debt of Banco Santander, S.A., or Banco Santander Spain, is currently rated investment grade by the major rating agencies—Baa2 by Moody’s Investors Service España, S.A., A- by Standard & Poor’s Ratings Services and BBB+ by Fitch Ratings Ltd.—all of which have a negative outlook due to the difficult economic environment in Spain.  All three agencies downgraded Banco Santander Spain’s rating in October 2011 and February 2012 together with that of the other main Spanish banks, due to the weaker-than-previously-anticipated macroeconomic and financial environment in Spain with dimming growth prospects in the near term, depressed real estate market activity and heightened turbulence in the capital markets.  In addition, Standard & Poor’s Ratings Services downgraded Banco Santander Spain’s rating by two notches in April 2012 together with that of 15 other Spanish banks following that rating agency’s decision to downgrade Spain’s sovereign debt rating by two notches.  Moody’s Investors Service España, S.A. further downgraded Banco Santander Spain’s rating in May 2012, together with downgrades of 15 other Spanish banks and Santander UK plc, a United Kingdom-domiciled subsidiary of Banco Santander Spain.  In June 2012, Fitch Ratings Ltd. cut the rating of Spanish sovereign debt three notches to BBB- with a negative outlook, and Moody’s followed shortly thereafter by downgrading Spanish sovereign debt three notches to Baa3, its lowest investment grade rating.  Following its downgrade of Spanish sovereign debt, Fitch Ratings Ltd. further downgraded Banco Santander Spain’s rating on June 11, 2012 from A to BBB+.  Moody’s Investors Service downgraded Banco Santander Spain’s rating on June 25, 2012 from A3 to Baa2.

 On June 13, 2012, as a result of its downgrade of Banco Santander Spain, Fitch Ratings Ltd. took various rating actions against Banco Santander Mexico, including downgrading its long-term debt rating for any issuances in the international capital markets from A- to BBB+ with a negative outlook while affirming its rating with respect to long-term issuances in the local Mexican market of AAA(mex) with a stable outlook.

On June 28, 2012, as a result of its downgrade of Banco Santander Spain, Moody’s Investors Service took various rating actions against Banco Santander Mexico, including downgrading its standalone financial strength rating to C-, its long-term peso-denominated debt rating for any issuances in the international capital markets from A2 to A3 and its short-term peso-denominated debt rating for any international issuances to Prime-2 from Prime 1.  However, Moody’s Investors Service’s long-term debt rating for issuances in the local Mexican market was maintained at AAA.mx with a stable outlook.

On July 11, 2012, Standard & Poor’s Ratings Services raised the local and foreign currency short-term debt ratings of Banco Santander Mexico for any issuances in the international capital markets from A-3 to A-2, which mirrored Standard & Poor’s Ratings Services’s decision to raise Mexico’s sovereign short-term foreign currency rating to A-2 on July 9, 2012.  Standard &Poor’s Ratings Services’s rating of our long-term debt issued in the local Mexican market was maintained at mxAAA.

Our funding costs have not been affected by the recent downgrades of Spain’s sovereign debt, Banco Santander Spain’s debt and our related downgrades because we currently do not have outstanding debt securities in the international capital markets.  For debt financing, we currently rely entirely on local, peso-denominated issuances and we continue to be rated mxAAA, Aaa.mx and AAA(mex) by Standard & Poor’s Ratings Services, Moody’s Investors Service and Fitch Ratings Ltd., respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt.  Nor have we been required to post additional collateral or take other actions under any of our derivative contracts.  However, we expect to issue debt in the international capital markets by the end of 2012; as such, downgrades of Spain’s sovereign debt, Banco Santander Spain’s debt and our related downgrades could adversely impact our cost of funding related to such debt issuances.

While certain potential impacts are contractual and quantifiable, the full consequences of a credit ratings downgrade to a financial institution are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit ratings precipitates downgrades to its short-term credit ratings, and assumptions about the potential behaviors of various customers, investors and counterparties.  However, we estimate that if the rating agencies were to downgrade our long-term senior debt ratings by one or two notches, it would increase our borrowing costs for debt issued in the international capital markets by approximately 10 to 20 basis points for our short-term debt.  The effect on our long-term debt is much more uncertain due to the factors described above; however, we estimate that there would be an increase of approximately 30 to 50 basis points in our borrowing costs for long-term debt issued in the international capital markets in the event of a downgrade by one or two notches.  In addition, we expect that we would be required to post up to U.S.$51.8 million in additional collateral in respect of our derivative arrangements in the event of such a downgrade, based on our derivatives portfolio as of June 30, 2012. As a result, any such downgrade could have a material adverse effect on us.  In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.  For a further discussion of liquidity matters, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain our current ratings or outlooks.  Our failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect our interest margins, which could have a material adverse effect on us.

We are subject to market, operational and other related risks associated with our derivative transactions that could have a material adverse effect on us.

We enter into derivative transactions for trading purposes as well as for hedging purposes.  We are subject to market and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral).

In addition, in connection with Mexican domestic derivative transactions, Mexican courts have had limited experience in dealing with issues related to derivative transactions, as most disputes have typically been resolved through negotiations among Mexican financial institutions.  As a result, the outcomes of disputes regarding derivatives reaching the Mexican judicial system are not fully predictable.

Our ability to adequately monitor, analyze and report derivative transactions continues to depend, to a great extent, on our information technology systems.  This factor further increases the risks associated with these transactions and could have a material adverse effect on us.

The retail banking market is exposed to macroeconomic shocks that may negatively impact household income, and a downturn in the economy could result in increased loan losses.

One of our main strategies is to focus on the retail banking sector and to grow our retail loan portfolio.  The recoverability of these loans in particular and our ability to increase the amount of loans outstanding, and our results of operations and financial condition in general, may become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of our retail customers and result in increased loan losses that could have a material adverse effect on us.

Furthermore, because the penetration of bank lending products in the Mexican retail sector historically has been low, there is little basis on which to evaluate how the retail sector will perform in the event of an economic crisis, such as a recession or a significant devaluation, among others.  Consequently, our historical loan loss experience may not be indicative of the performance of our loan portfolio in the future.

Our increasing focus on individuals and small and medium-sized businesses could lead to higher levels of non-performing assets and subsequent charge-offs that could have a material adverse effect on us.

As part of our business strategy, we are seeking to increase lending and other services to individuals and to small and medium-sized enterprises, or SMEs.  Individuals and SMEs are, however, more likely to be adversely affected by downturns in the Mexican economy than large corporations and high-income individuals who have greater resources.  Consequently, in the future we may experience higher levels of non-performing assets, which could result in higher provisions for loan losses, which in turn will affect our financial condition and results of operations.  For the six months ended June 30, 2012, non-performing assets were Ps.5,809 million and total charge-offs against credit loss allowance were Ps.3,427 million.  Non-performing assets related to individuals and SMEs represented 71.7% and 10.6%, respectively, of our total non-performing assets for the six months ended June 30, 2012, as compared to 53.8% and 8.8%, respectively, for the six months ended June 30, 2011.  Charge-offs related to individual and SME loans represented 78.8% and 17.4%, respectively, of our total charge-offs for the six months ended June 30, 2012, as compared to 85.0% and 11.8%, respectively, for the six months ended June 30, 2011.  There can be no assurance that the levels of non-performing assets and subsequent charge-offs will not be materially higher in the future.

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties.  However, we cannot guarantee that our new products and services—such as Autocompara (a program that allows potential clients to compare automobile insurance quotes from the seven largest insurance companies in Mexico), Hipoteca Light (a residential mortgage product that has increasing payments over time and a fixed interest rate) and Banca Móvil (a program that allows banking operations to be carried out by means of cell phones and other mobile devices)—will be responsive to client demands or successful once they are offered to our clients, or that they will be successful in the future.  In addition, our clients’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients’ changing needs.  If we cannot respond in a timely fashion to the changing needs of our clients, we may lose clients, which could in turn materially and adversely affect us.

As we expand the range of our products and services, some of which may be at an early stage of development in the Mexican market, we will be exposed to new and potentially increasingly complex risks and development expenses, with respect to which our experience and the experience of our partners may not be helpful.  Our employees and our risk management systems may not be adequate to handle such risks.  In addition, the cost of developing products that are not launched is likely to affect our results of operations.  Any or all of these factors, individually or collectively, could have a material adverse effect on us.

Our businesses rely heavily on data collection, processing and storage systems, the failure of which could have a material adverse effect on us, including the effectiveness of our risk management and internal control systems.

All of our principal businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information across numerous and diverse markets and products at our various branches, at a time when transaction processes have become increasingly complex with increasing volume.  The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively.  A partial or complete failure of any of these primary systems could materially and adversely affect our decision-making process, our risk management and internal control systems, as well as our ability to respond on a timely basis to changing market conditions.  If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

We are also dependent on information systems to operate our website, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations.  We may experience operational problems with our information systems as a result of system failures (including failure to update systems), viruses, computer “hackers” or other causes.

Technological services are provided to us by two different companies that are part of the Santander Group: Produban for hardware, production environment and information security and Isban for software development and implementation.  We have a local information security officer who is responsible for assessing that security policies are properly implemented and that our technological environment is secure.  We are required to report every event related to information security issues, such as hacking or hacking attempts, events where customer information may be compromised, unauthorized access and other security breaches, to the CNBV.  As of the date of this prospectus, we have not experienced information security problems and we have not had to report any such events to the CNBV.  Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us.

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

Our ability to remain competitive depends in part on our ability to upgrade our information technology on a timely and cost-effective basis.  We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive.  For 2012, 30% of our capital expenditures budget for information technology is designated for information technology infrastructure in order to decrease technological risk.  We cannot assure you that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure.  Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

We may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering, anti-terrorism and other laws and regulations in Mexico.  These laws and regulations require us, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious and large transactions to the applicable regulatory authorities.  These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel and have become the subject of enhanced government supervision.  See “Supervision and Regulation—Banking Regulation—Money Laundering Regulations.”

While we have adopted policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and related activities, such policies and procedures have in some cases only been recently adopted and may not completely eliminate instances where we may be used by other parties to engage in money laundering and other illegal or improper activities.  In addition, the personnel we employ in supervising these activities may not have experience that is comparable to the level of sophistication of criminal organizations.  While we have not been subject to fines or other penalties as a result of money laundering activities, to the extent we fail to fully comply with applicable laws and regulations, the relevant government agencies to which we report have the power and authority to impose fines and other penalties on us, including the revocation of licenses.  In addition, although we have not suffered business or reputational harm as a result of money laundering activities in the past, our business and reputation could suffer if customers use our banking network for money laundering or illegal or improper purposes.

We are a holding company and depend upon dividends and other funds from subsidiaries to fund our operations and, to the extent we decide to do so, pay dividends.

We are a holding company and our operations are conducted through our financial services subsidiaries.  As a result, our ability to fund our limited operations and, to the extent we decide to do so, pay dividends, primarily depends on the ability of our subsidiaries to generate earnings and to pay dividends to us.  Pursuant to the Mexican Capitalization Requirements, Banco Santander Mexico, our commercial bank subsidiary, may be restricted from paying dividends to us if it does not meet its required regulatory capital ratios, does not have sufficient retained earnings or does not maintain legal reserves at required levels.  Payment of dividends, distributions and advances by our subsidiaries will be contingent upon our subsidiaries’ earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions.  Additionally, our right to receive any assets of any of our subsidiaries as an equity holder of such subsidiaries, upon their liquidation or reorganization, will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors.  For additional information regarding our dividend policy, see “Dividends and Dividend Policy.”

Under the Statutory Responsibility Agreement entered into with our financial services subsidiaries pursuant to the Mexican Financial Groups Law, we are responsible secondarily and without limitation for performance of the obligations incurred by our subsidiaries.

Under the Statutory Responsibility Agreement entered into with our financial services subsidiaries pursuant to the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras), we are responsible secondarily and without limitation for the performance of the obligations incurred by our subsidiaries as a result of the authorized activities of such subsidiaries, and we are fully responsible for certain losses of our subsidiaries, up to the total amount of our assets.  For such purposes, a subsidiary is deemed to have losses if (i) its shareholders’ equity represents an amount that is less than the amount the subsidiary is required to have as minimum paid-in capital under applicable law, (ii) its capital and reserves are less than the subsidiary is required to maintain under applicable law, or (iii) in the judgment of the regulatory commission supervising the subsidiary’s activities, the subsidiary is insolvent and cannot fulfill its obligations.

Furthermore, if Banco Santander Mexico is deemed to have losses, it will not be allowed to pay any dividends or transfer any monetary benefit to us as a shareholder, from the date on which the IPAB determines Banco Santander Mexico’s losses up to the date on which we pay such losses.  Also, we would be required, among other things, to guarantee to IPAB the payment of such losses.  Pursuant to the Mexican Financial Groups Law, our shares and the shares of our subsidiaries would be required to be posted as collateral to secure the payment of Banco Santander Mexico’s losses in favor of IPAB.  Pursuant to Article 28 Bis of the Mexican Financial Groups Law, our shareholders, by virtue of their holding of our shares, accept that their shares could be posted as a collateral in favor of IPAB and that such shares will be transferred to IPAB, if we are unable to pay for any amounts due to IPAB as a result of Banco Santander Mexico’s losses.  Although Mexican law is unclear on this point, it is possible that the obligation to provide collateral to IPAB  would extend to all our Series B shares ( including the shares offered in the Mexican offering and represented by our ADSs offered in the international offering) if Series F shares held by Banco Santander Spain were insufficient.

We cannot assure you that in the future, Banco Santander Mexico or any other of our subsidiaries, will not be deemed to have losses, and if so, that we will have sufficient assets to cover such losses.  See “Supervision and Regulation—Financial Groups’ Statutory Responsibility.”

Series F shares or Series B shares (the shares offered in the Mexican offering and represented by our ADSs offered in the international offering) of Grupo Financiero Santander Mexico may be required to be posted as collateral to IPAB to secure liabilities of Banco Santander Mexico to IPAB in the event Banco Santander Mexico suffers losses that are covered by IPAB.

Under the Statutory Responsibility Agreement and the Mexican Financial Groups Law, if IPAB were to determine that Banco Santander Mexico has suffered losses which are covered by IPAB, Grupo Financiero Santander Mexico would be required, within 15 days from the date of such determination, to (i) create an adequate reserve covering such losses and (ii) post collateral to secure performance of Banco Santander Mexico’s obligations to IPAB to repay funds advanced by IPAB to Banco Santander Mexico to cover such losses.  Collateral posted by Grupo Financiero Santander Mexico may be its own assets, shares of subsidiaries, or Series F shares or Series B shares (the shares offered in the Mexican offering and represented by our ADSs offered in the international offering) of Grupo Financiero Santander Mexico. Grupo Financiero Santander Mexico would be required to repay IPAB within sixty days from the final determination by IPAB of its losses relating to Banco Santander Mexico. Although Mexican law is unclear on this point, it is possible that the obligation to provide collateral to IPAB would extend to all our Series B shares (including the shares offered in the Mexican offering and represented by our ADSs offered in the international offering) if Series F shares held by Banco Santander Spain were insufficient.

If such losses are not timely repaid by Grupo Financiero Santander Mexico to IPAB, then IPAB would be entitled to immediately foreclose on the posted collateral, including, if applicable, any Series F shares posted as collateral by our Parent. As a result, IPAB would acquire a participation in Grupo Financiero Santander Mexico or, if such losses were significant, IPAB could assume control of Grupo Financiero Santander Mexico.  If IPAB were to assume ownership of our Series F shares or Series B shares, the value and liquidity of our Series B shares and ADSs could be materially adversely affected and our operations would likely be impacted, which would likely materially adversely affect us.

We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis.

We and our subsidiaries and affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others.  In 2011, the aggregate amount of our expenses related to the service agreements we have with our subsidiaries and affiliates was Ps. 2,045 million, or 13.6 % of our administrative expenses, and we had an insignificant amount of income related to such agreements.  In addition, Banco Santander Mexico has entered into services agreements with certain affiliates to allow these companies to offer their products and services within Banco Santander Mexico’s branch network or that assist with Banco Santander Mexico activities in consideration for certain fees.

Mexican law applicable to public companies and financial groups and institutions, as well as our bylaws, provide for several procedures designed to ensure that the transactions entered into with or among our financial subsidiaries do not deviate from prevailing market conditions for those types of transactions, including the requirement that our Board of Directors approve such transactions.

We are likely to continue to engage in transactions with our subsidiaries or affiliates (including Banco Santander Spain).  While the CNBV has not disagreed with our determinations that the terms of these transactions are “substantially on market conditions” in the past, we can provide no assurances that the CNBV will agree with any of our future determinations.  In addition, future conflicts of interests between us and any of our subsidiaries or affiliates, or among our subsidiaries and affiliates, may arise, which conflicts are not required to be and may not be resolved in our favor.  See “Related Party Transactions.”

Our controlling shareholder has a great deal of influence over our business and its interests could conflict with yours.

As of the date of this prospectus, Banco Santander Spain, our controlling shareholder, directly and indirectly beneficially owns 99.7% of our Series B shares and 100% of our Series F shares, which grant control.  Upon completion of the global offering, assuming full exercise of the option to purchase additional ADSs and the option to purchase additional Series B shares, Banco Santander Spain will, directly or indirectly, control approximately       % of our total voting interests.  Following the global offering, our controlling shareholder will continue to be able to control us and our subsidiaries, including the ability to:

•	elect the majority of the directors and exercise control over our company and subsidiaries;

•	cause the appointment of our principal officers;

•	declare the payment of any dividends;

•	agree to sell or otherwise transfer its controlling stake on us; and

•
determine the outcome of substantially all actions requiring shareholder approval, including amendments of our bylaws, transactions with related parties, corporate reorganizations, acquisitions and disposals of assets and issuance of additional equity securities, if any.

We operate as a stand-alone subsidiary within the Santander Group.  Our principal shareholders have no liability for our banking operations, except for the amount of their respective holdings of our capital stock.  The interests of Banco Santander Spain may differ from our interests or those of our other shareholders and the concentration of control in Banco Santander Spain will limit other shareholders’ ability to influence corporate matters.  As a result, we may take action that our other shareholders do not view as beneficial.

We may make acquisitions that may not be successful.

From time to time, we evaluate acquisition opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy.  These acquisitions may be acquisitions of assets or of existing operations, such as the GE Capital mortgage business that we acquired in 2011.  However, we may not be able to identify suitable acquisition candidates, and we may not be able to acquire promising targets on favorable terms or at all.  In additional, our ability to benefit from any such acquisitions will depend in part on our successful integration of those businesses.  The integration of acquired businesses entails significant risks, including:

•	unforeseen difficulties in integrating operations and systems;

•	inability to modify accounting standards rapidly;

•	problems assimilating or retaining the employees of acquired businesses;

•	challenges retaining customers of acquired businesses;

•	unexpected liabilities or contingencies relating to the acquired businesses, including legal claims;

•	the possibility that management may be distracted from day-to-day business concerns by integration activities and related problem-solving; and

•	the possibility of regulatory restrictions that prevent us from achieving the expected benefits of the acquisition.

In addition, an acquisition could result in the loss of key employees and inconsistencies in standards, controls, procedures and policies.  Moreover, the success of the acquisition will at least in part be subject to a number of political, economic and other factors that are beyond our control.  Any or all of these factors, individually or collectively, could have a material adverse effect on us.

We recently began preparing our financial statements in accordance with IFRS and, as a result, some of our financial data are not easily comparable from period to period.

For purposes of this global offering, we have begun preparing our financial statements, traditionally prepared in accordance with Mexican Banking GAAP, in accordance with IFRS.  As a result, our financial data as of and for the years ended December 31, 2010 and 2011 presented in this prospectus has been derived from our audited financial statements prepared in accordance with IFRS.  Our financial data as of June 30, 2012 and for the six-month periods ended June 30, 2011 and 2012 is derived from our unaudited condensed consolidated financial statements prepared in accordance with IAS 34.  Prior to the year ended December 31, 2010, we prepared our financial statements solely in accordance with Mexican Banking GAAP.  For regulatory purposes, including Mexican Central Bank regulations and CNBV reporting requirements, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with Mexican Banking GAAP.  We have included as supplemental information in this prospectus selected financial data which have been derived from our financial statements at and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, and the six-month periods ended June 30, 2011 and 2012, prepared in accordance with Mexican Banking GAAP.  The prospectus that is used for purposes of the concurrent offering in Mexico will include information prepared under Mexican Banking GAAP.  Also, we will continue to report to Mexican regulators under Mexican Banking GAAP.  Because IFRS differs in certain significant respects from Mexican Banking GAAP, our Mexican Banking GAAP financial information presented in this prospectus for any period is not directly comparable to our IFRS financial data.  The lack of comparability of our financial data may make it difficult to gain a full and accurate understanding of our operations and financial condition.

Investors may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We and all of our subsidiaries are organized under the laws of Mexico.  Our directors, officers and controlling persons reside outside of the United States.  In addition, all or a substantial portion of our assets and their assets are located outside of the United States.  Although we have appointed an agent for service of process in any action against us in the United States with respect to this registration statement, none of our directors, officers or controlling persons has consented to service of process in the United States or to the jurisdiction of any United States court.  As a result, it may be difficult for investors to effect service of process within the United States on such persons.

Additionally, investors may experience difficulty in Mexico enforcing foreign judgments obtained against us and our executive officers, directors and controlling persons, including in any action based on civil liabilities under the U.S. federal securities laws.  Based on the opinion of our Mexican counsel, there is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.  See “Enforcement of Judgments Against Foreign Persons.”

We are exposed to risk of loss from legal and regulatory proceedings.

We face various issues that may give rise to risk of loss from legal and regulatory proceedings, including tax litigation.  These issues, including appropriately dealing with potential conflicts of interest, and legal and regulatory requirements, could increase the amount of damages asserted against us or subject us to regulatory enforcement actions, fines and penalties.  The current regulatory environment, which suggests an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs.

We are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters.  In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be.  We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings.  As of June 30, 2012, we have set aside Ps.1,323 million (U.S.$98.7 million) as provisions for these legal actions (including tax-related litigation).  See note 11 to our unaudited condensed consolidated financial statements.  However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us.  As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.  See “Business—Legal Proceedings.”

Risks Relating to Mexico

Adverse economic conditions in Mexico could have a negative effect on us.

We are a holding company for Mexican financial institutions, and substantially all of our operations and assets are in Mexico and are dependent upon the performance of the Mexican economy.  As a result, our business, financial condition and results of operations may be affected by the general condition of the Mexican economy, the devaluation of the peso as compared to the dollar, price instability, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico, over which we have no control.  In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on us.  We cannot assume that such conditions will not return or that such conditions will not have a material and adverse effect on us.

According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía, or INEGI) and the Mexican Central Bank, in 2007, the Mexican gross domestic product, or GDP, grew by approximately 3.3% and inflation declined to 3.8%.  In 2008, GDP grew by approximately 1.2% and inflation was 6.5%.  Mexico was in a recession for five consecutive quarters from the fourth quarter of 2008 until the fourth quarter of 2009.  In 2009, GDP decreased by approximately 6.2% and inflation reached 3.6%.  In 2010, GDP was 5.5% and inflation was 4.4%.  In 2011, GDP was 3.9% and inflation was 3.8%.  In the six months ended June 30, 2012, GDP increased by 4.3% and inflation reached 4.3%.

Mexico also has, and is expected to continue to have, volatility in exchange and interest rates.  The annualized interest rates on 28-day Mexican Treasury bills (Certificados de la Tesorería de la Federación, or Cetes) averaged approximately 7.2%, 7.7%, 5.4%, 4.4% and 4.2% for 2007, 2008, 2009, 2010 and 2011, respectively.  Relative to the U.S. dollar, the peso depreciated by 1.0% in 2007, depreciated by 26.7% in 2008, appreciated by 5.5% in 2009, appreciated by 5.5% in 2010, depreciated by 12.9% in 2011 and appreciated by 3.9% in the first six months of 2012, and all in nominal terms.  Accordingly, to the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

Our business may be significantly affected by the general condition of the Mexican economy, by the rate of inflation in Mexico, interest rates in Mexico and exchange rates for the Mexican peso or by changes in oil prices.  Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our services and products, lower real pricing of our services and products or a shift to lower margin services and products.  Because a large percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result.

Political events in Mexico could have a material adverse effect on us.

The Mexican government exercises significant influence over many aspects of the Mexican economy.  As a result, the actions of the Mexican government concerning the economy and regulating certain industries, including the financial services sector, could have a significant effect on Mexican private sector entities, including us, and on market conditions, prices and returns on Mexican securities, including our securities.

Presidential and federal congressional elections in Mexico were held in July 2012.   The candidate from the Partido de la Revolución Democrática, or PRI, Enrique Peña Nieto, was declared the winner of the presidential election.  In his economic platform, Peña Nieto proposed structural reforms such as labor, energy and fiscal reforms in order to promote economic growth.  However, since the PRI did not win a majority in Congress, the approval of these reforms would require extensive negotiations between the political parties in Congress.  The winner of the election is scheduled to take office in December 2012.  We cannot predict whether changes in Mexican governmental and economic policy will result from the change in administration.  Any such changes could adversely affect economic conditions in Mexico or the sector in which we operate and therefore could have an adverse effect on us.

The results of the presidential election in Mexico were formally challenged by the Partido de la Revolución Democrática, or PRD, by filing a complaint in Mexico’s electoral tribunal (Tribunal Electoral del Poder Judicial de la Federación).  The outcome of such challenge will be determined by the electoral tribunal and no assurances may be given in respect of the ultimate decision.

We cannot provide any assurance that future political developments in Mexico, over which we have no control, will not have an unfavorable impact on our financial position or results of operations.  In particular, the current government or the next government may implement significant changes in laws, public policies and/or regulations that could affect Mexico’s political and economic situation, which could have a material adverse effect on us.

Developments in other countries may affect us, including the prices for our securities.

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries.  Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers.  For example, during 2007 and 2008, prices of both Mexican debt and equity securities decreased substantially as a result of the global financial crisis.  According to Bloomberg, the Dow Jones Industrial Average fell by 39% from its average level in July 2007 to its January 2009 average level, while Mexico’s National Consumer Price Index (Índice Nacional de Precios al Consumidor, or NCPI) fell by 36% in the same period.  In 2009, 2010, 2011 and the first six months of 2012, the Dow Jones Industrial Average increased by approximately 19%, 11%, 6% and 5%, respectively, while Mexico’s Stock Exchange Prices and Quotations Index (Índice de Precios y Cotizaciones, or IPC) increased by 44% and 20% in 2009 and 2010, respectively, fell by approximately 4% in 2011, and increased by approximately 8% in the first six months of 2012.

In addition, in recent years economic conditions in Mexico have become increasingly correlated to economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries, which was highlighted during the recent economic crisis affecting the United States.  The Mexican economy continues to be influenced by the U.S. economy, and therefore, the deterioration of the United States’ economy, the termination of NAFTA or other related events, or delays in the recovery of the U.S. economy may impact the economy of Mexico.  In 2009, the gross domestic product of the United States contracted by 3.5% while Mexican gross domestic product fell by 6.2%.  This recession caused unemployment to increase from an average of 5.8% in 2008 to an average of 9.3% in 2009 in the United States and from 4.3% in September 2008 to 6.4% in September 2009 in Mexico.  This sudden change in economic conditions reduced credit demand, caused a 32.8% depreciation of the peso from September 2008 to March 2009 and triggered a monetary policy response by the Mexican Central Bank that resulted in lower interest rates, which dropped to 4.5% in December 2009 from its December 2008 level of 8.0%.  These changes in macroeconomic conditions in Mexico did not have a material impact on our business or operations.  However, we cannot assure you that any developments in the United States or elsewhere will not materially and adversely affect us in the future.

During 2011 and the first half of 2012, the developments in the global economy, and particularly in Europe, have increased the risk premiums in global credit markets, which in turn have generated volatility in the Mexican financial markets.  Given the transitory nature of such volatility, due to several measures taken by the European authorities, the Mexican economy has not been materially affected by it.  In turn, these developments in Europe have not had a material impact on us.  However if the risks associated with the developments in Europe increase, these developments could have a material adverse effect on us.  We cannot assure you that the events in the Europe or elsewhere will not materially and adversely affect us in the future.

The recent increase in violence in Mexico has adversely impacted, and may continue to adversely impact, the Mexican economy and could have a material adverse effect on us.

Mexico has experienced a significant increase over the past few years in violence relating to illegal drug trafficking, particularly in Mexico’s northern states near the U.S. border.  This increase in violence has had an adverse impact on the economic activity in Mexico generally.  Also, social instability in Mexico or adverse social or political developments in or affecting Mexico could adversely affect us, our ability to conduct our business and offer our services and our ability to obtain financing.  We cannot assure you that the levels of violent crime in Mexico, over which we have no control, will not increase or decrease and will have no further adverse effects on Mexico’s economy or on us.

Furthermore, illegal activities have resulted in more detailed and comprehensive anti-money laundering rules and an increased supervision of such activities by Mexican regulators, which have impacted the way in which we conduct our foreign-currency cash business and have resulted in an enhancement of our systems and the reinforcement of our compliance measures.  Our failure to detect and report anti-money laundering activities may result in fines and may have an impact on our business and results of operations.

Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.

Issuers of securities in Mexico are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in countries with more developed capital markets, including the United States.  In particular, for regulatory purposes, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with Mexican Banking GAAP, which differs from IFRS in a number of respects.  In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act.  Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company and may be reported in a manner that you are not familiar with.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain New York Stock Exchange, or NYSE, corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors.  This may afford less protection to holders of our ADSs.

Section 303A of the NYSE Listed Company Manual sets forth certain corporate governance requirements that a company must fulfill in order to be listed on the NYSE.  However, exemptions from many of the requirements are available to foreign private issuers such as us.  As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the NYSE corporate governance standards from which we are exempt.  In particular, we are exempt from the requirement to have a majority of our directors be independent, as defined by the NYSE.  Under our bylaws and in accordance with the Mexican Financial Groups Law and the Mexican Securities Market Law, at least 25% of the members of our Board of Directors must be independent, but independence is determined in accordance with Article 24 of the Mexican Financial Groups Law and our bylaws rather than NYSE standards.  The independence standards in Article 24 of the Mexican Financial Groups Law and our bylaws may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.  Since a majority of our Board of Directors may not consist of independent directors as defined by the NYSE as long as we rely on the foreign private issuer exemption, the management oversight of our Company may be more limited than if we were not exempt from the director independence requirements of Section 303A.

In addition, we are exempt from the requirements to have regularly scheduled executive sessions of non-management directors outside of the presence of management, to give shareholders the opportunity to vote on equity-compensation plans, and to have a nominating or corporate governance committee and a compensation committee composed entirely of independent directors, as defined by the NYSE, and governed by written charters.  Like U.S. companies, we are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act, including basic independence standards. However, as a foreign private issuer we are exempt from additional requirements relating to independence and the audit committee charter.  As a result, the oversight of our audit committee may be different from, or more limited than, the oversight provided by audit committees of U.S. companies listed on the NYSE.

Risks Relating to the ADSs and Our Series B Shares

Preemptive rights may be unavailable to non-Mexican holders of our Series B shares and ADSs and, as a result, they may suffer dilution.

Except in certain circumstances (including a follow-on public offering), under Mexican law, if we issue new shares of common stock as part of a capital increase, we generally grant our shareholders the right to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentage.  Rights to subscribe and pay for shares in these circumstances are known as preemptive rights.  We may not legally be permitted to allow holders of our Series B shares or ADSs in the United States to exercise any preemptive rights in any future capital increase, unless we file a registration statement with the SEC with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the Securities Act.  Similar restrictions may apply to holders of our Series B shares or ADSs in other jurisdictions.  We cannot assure you that we will file a registration statement with the SEC, or any other regulatory authority, or that an exemption from registration will be available to allow holders of our Series B shares or ADSs in the United States, or any other jurisdiction, to participate in a preemptive rights offering.  At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, and any other factors, that we consider important to determine whether we will file such a registration statement.  Under Mexican law, sales or other transfers by the depositary of preemptive rights and distribution of the proceeds from such sales to ADS holders is not possible.  See “Description of Capital Stock—Preemptive Rights.”

You may be unable to exercise voting rights with respect to the Series B shares underlying your ADSs at our shareholders’ meetings.

As a holder of ADSs, we will not treat you as one of our shareholders and you may not be able to exercise shareholder rights.  The depositary will be the holder of the Series B shares underlying your ADSs and holders may exercise voting rights with respect to the Series B shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs.  There are no provisions under Mexican law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Series B shares.  However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders.  For example, holders of our Series B shares will receive notice of shareholders’ meetings generally through publications in newspapers of wide distribution in Mexico and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.  ADS holders, by comparison, will not receive notice directly from us.  Instead, in accordance with the deposit agreement, we will provide the notice to the depositary.  If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders.  To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Series B shares represented by their ADSs.  Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Series B shares.  The Series B shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted as we instruct at the corresponding meeting.

ADS holders may be subject to additional risks related to holding ADSs rather than shares.

Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:

•	as an ADS holder, we will not treat you as one of our direct shareholders and you may not be able to exercise shareholder rights;

•
distributions on the Series B shares represented by your ADSs will be paid to the depositary, and before the depositary makes a distribution to you on behalf of your ADSs, withholding taxes, if any, that must be paid will be deducted and the depositary will be required to convert the Mexican pesos received into U.S. dollars.  Additionally, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the Mexican pesos received into U.S. dollars, or while it holds the Mexican pesos, you may lose some or all of the U.S. dollar value of the distribution;

•
we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and

•	the depositary may take other actions inconsistent with the best interests of ADS holders.

Under Mexican law, shareholder rights may be fewer, different or less well-defined than in other jurisdictions.

Our corporate affairs are governed by our bylaws and by Mexican law (including specific laws that regulate us as a financial services holding company), which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Mexico.  For example, under Mexican law, the protections afforded to minority shareholders and the fiduciary duties of officers and directors are, in some respects, less than, or different from, those existing in the United States and certain other jurisdictions.  In particular, the Mexican legal regime concerning fiduciary duties of directors is not as comprehensive or developed as in the United States.  Also, the criteria to ascertain the independence of corporate directors are different from the criteria applicable under corresponding Mexican laws.

Your rights as a holder of our ADSs or Series B shares protect your interests relative to actions by our Board of Directors and any of its members for breach of their duties of care or loyalty, or our principal officers, and may be fewer and less well-defined than under the laws of those other jurisdictions.  In particular, actions against officers and directors may only be initiated by holders of blocks of 5% of our outstanding Series B shares (including Series B shares underlying ADSs), as opposed to a single shareholder or group of affected shareholders, and are shareholders’ derivative suits, which benefit us (as the affected company) rather than affected shareholders directly.  Rules and policies against self-dealing and regarding conflicts of interest may also be less well-defined and enforced in Mexico than in the United States, putting holders of our Series B shares and ADSs at a potential disadvantage.  In addition, to date, the duties of care and loyalty of directors and officers are solely defined by the Mexican Securities Market Law (Ley del Mercado de Valores) and has not been interpreted or defined by courts and, as a result, the judicial interpretation of the meaning and extent of such duties is uncertain.  Although Mexico recently passed laws that permit the initiation of class actions, rules implementing applicable law have not fully developed procedural requirements for class action lawsuits.  There has not been a significant number of claims relating to breach of duties, whether as class actions or as derivative suits, to encourage litigation based upon breaches of fiduciary duties or to assist in the predictability of the outcome of any potential action.  As a result, it may be more difficult in practice for our minority shareholders to decide to exercise or enforce their rights against us and our directors, officers or controlling shareholders than it would be for shareholders of a U.S. company.

Certain provisions of Mexican law and our bylaws impose limitations on the trading of our securities and may delay or limit a change of control of Grupo Financiero Santander Mexico.

Pursuant to the Mexican Financial Groups Law and our bylaws, no person or entity or group of persons or entities may acquire (i) more than 2% of our shares, unless any such person or entity notifies the SHCP, (ii) 5% or more of our shares, unless any such person or entity obtains the prior approval by the SHCP, and (iii) 30% or more of our shares, unless any such person or entity (a) obtains the prior approval of the SHCP, and (b) with the approval of the CNBV, undertakes a public tender offer to purchase (x) if the intended acquisition is for shares representing less than 50% plus one of our shares, the greater of an additional 10% of our aggregate outstanding shares or the percentage of additional shares intended to be acquired, or (y) if the intended acquisition is for shares representing more than 50% of our shares, 100% of our aggregate outstanding shares.

Also, under the Mexican Financial Groups Law, foreign entities with governmental authority and Mexican financial entities, including those that are part of a financial group, unless such entities are institutional investors as defined in the Mexican Financial Groups Law, cannot purchase our shares.

The aforementioned provisions may delay or limit a change of control of Grupo Financiero Santander Mexico or a change in our management.

You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market may not develop.

Prior to this international offering, there has not been an active or liquid market for the Series B shares and there has not been a public market for our ADSs.  Our Series B shares are listed on the Mexican Stock Exchange.  We intend to apply to list the ADSs on the NYSE.  A liquid market may not develop for the ADSs or for our Series B shares, which may reduce the price at which the ADSs or the Series B shares may be sold.  Also, the liquidity and the market for the ADSs or for our Series B shares may be affected by a number of factors, including variations in interest rates, the deterioration and volatility of the markets for similar securities and any changes in our liquidity, financial condition, creditworthiness, results of operations and profitability.

We or other intermediaries may be required to withhold U.S. tax on payments made on our Series B shares to certain non-U.S. financial institutions after December 31, 2016.

Under certain provisions of the U.S. Internal Revenue Code (commonly referred to as “FATCA”), we may be subject to 30% U.S. withholding tax on certain payments we receive unless we enter into an agreement (a “FATCA agreement”) with the U.S. Internal Revenue Service (the “IRS”) pursuant to which we agree to report to the IRS information about any of our “United States accounts” and comply with certain procedures to be determined by the IRS.  We currently intend to enter into such an agreement with the IRS and thereby become a participating foreign financial institution (“participating FFI”) unless we otherwise become eligible for an exemption (e.g., pursuant to an intergovernmental agreement between the United States and Mexico).  The U.S. Treasury Department and the IRS recently proposed regulations that would implement certain provisions of FATCA.  Under FATCA and the proposed regulations, if we enter into a FATCA agreement, we (or another intermediary that is a participating FFI) may be required, pursuant to our FATCA agreement, to withhold 30% U.S. withholding tax from any payment made on the Series B shares after December 31, 2016 to the extent the payment is considered to be a “foreign passthru payment,” but only if such payment is made to a “foreign financial institution” (which is broadly defined for this purpose and in general includes investment vehicles) that is not a participating FFI.  Under currently proposed regulations, the term “foreign passthru payment” is not defined and it is not yet clear whether or to what extent payments on the Series B shares will be treated as foreign passthru payments.  If any such withholding is imposed, a beneficial owner of Series B shares that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return, which may entail significant administrative burden.  A beneficial owner of Series B shares that is a foreign financial institution, but not a participating FFI will be able to obtain a refund only to the extent an applicable income tax treaty with the United States entitles such beneficial owner to an exemption from, or reduced rate of, tax on the payment that was subject to withholding under FATCA.  Holders of Series B shares should consult their tax advisers regarding the application of FATCA to an investment in the Series B shares and their ability to obtain a refund of any amounts withheld under FATCA.  See “Taxation—Material U.S. Federal Income Tax Consequences—Potential U.S. FATCA withholding after December 31, 2016.”

There is no market for our ADSs and substantially no liquidity for our Series B shares and we cannot assure you that one will develop.

Prior to this offering, there has been no public market for our ADSs and substantially no liquidity of our Series B shares.  We intend to apply to list the ADSs on the NYSE under the symbol “BSMX” and our Series B shares will continue to trade on the Mexican Stock Exchange under the symbol “ SANMEX .”  However, we cannot predict the extent to which investor interest in our ADSs will lead to the development of an active trading market in the United States, Mexico or elsewhere.  If the trading volume of our ADSs on the NYSE or our Series B shares on the

Mexican Stock Exchange were to decline below certain levels, the ADSs or the Series B shares could be delisted or deregistered, further reducing liquidity of our ADSs and Series B shares.  In addition, the ADSs and Series B shares could trade at prices that may be lower than the face value of the securities as a result of many factors beyond our control.

The relative volatility and illiquidity of the Mexican securities markets may substantially limit your ability to sell the Series B shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Mexico, often involves greater risk than investing in securities of issuers in the United States, and such investments are considered to be more speculative in nature.  The Mexican securities market is substantially smaller, less liquid, more concentrated in a limited number of broker-dealers and institutional participants, and can be more volatile than securities markets in the United States.  There is also significantly greater concentration in the Mexican securities market than in major securities markets in the United States.  As of June 30, 2012, total market capitalization amounted to Ps.6,086 billion and the ten largest companies in terms of market capitalization (which is likely to include us after the offering described in this prospectus) represented approximately 63% of the aggregate market capitalization of the Mexican Stock Exchange.  Accordingly, although you are entitled to withdraw the Series B shares underlying the ADSs from the depositary at any time, your ability to sell such shares in the Mexican securities market at a price and time you desire may be limited.

The price our new investors pay for the Series B shares or ADSs they purchase in this offering will be greater than the average price our existing shareholders paid for their Series B shares.

Our existing shareholders paid an average price of Ps.5.46 per share, representing the sum of share capital and share premium as of December 31, 2011, divided by the total number of shares of our capital stock (including Series B and Series F shares) outstanding at December 31, 2011.  At the initial public offering price of U.S.$         per ADS, the midpoint of the price range per ADS set forth on the cover page of this prospectus, we currently expect that our new investors will pay Ps.           per share or U.S.$        per ADS (based on a Series B share-to-ADS ratio of 5-to-1) more than our existing shareholders paid for their shares.  See “Dilution.”

Actual or anticipated sales of our Series B shares or the ADSs after this global offering could cause the price of the Series B shares or of the ADSs to decrease.

After the global offering, our controlling shareholder will continue to hold, directly and indirectly, a large number of shares.  We and our controlling shareholder have agreed with the international and Mexican underwriters, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of or hedge our shares of capital stock or ADSs or securities convertible into or exercisable or exchangeable for shares of capital stock or ADSs during the          -day period following the date of this prospectus.  We expect that these lock-up agreements will cover at least            , or 99.0%, of the shares (including in the form of ADSs) that are not sold in the global offering.  After these lock-up agreements expire, we and our controlling shareholder will be able to sell our securities in the public market.  The market price of our Series B shares or the ADSs could drop significantly if we or our controlling shareholder sell our Series B shares or the ADSs or the market anticipates that such sale is likely to be made.

Our shareholders may be subject to liability for certain votes of their securities.

Shareholders who have a conflict of interest with us and do not abstain from voting on a resolution that ultimately causes damages and losses to us, may be held liable for such damages and losses, but only if the transaction would not have been approved without the favorable vote of such shareholders.  See “Description of Capital Stock—Conflicts of Interest.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements, principally under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”  These statements appear throughout this prospectus and include statements regarding our intent, belief or current expectations in connection with:

•	asset growth and sources of funding;

•	growth of our fee-based business;

•	expansion of our distribution network;

•	financing plans;

•	competition;

•	impact of regulation;

•	exposure to market risks including interest rate risk, foreign exchange risk and equity price risk;

•	exposure to credit risks including credit default risk and settlement risk;

•	projected capital expenditures;

•	capitalization requirements and level of reserves;

•	liquidity;

•	trends affecting the economy generally; and

•	trends affecting our financial condition and our results of operations.

Many important factors, in addition to those discussed elsewhere in this prospectus, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies;

•	changes in economic conditions, in Mexico in particular, in the United States or globally;

•	the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México);

•	inflation;

•	deflation;

•	unemployment;

•	unanticipated turbulence in interest rates;

•	movements in foreign exchange rates;

•	movements in equity prices or other rates or prices;

•	changes in Mexican and foreign policies, legislation and regulations;

•	changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government;

•	changes in taxes;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	economic conditions that affect consumer spending and the ability of customers to comply with obligations;

•	the adequacy of allowance for loans and other losses;

•	increased default by borrowers;

•	technological changes;

•	changes in consumer spending and saving habits;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	changes in, or failure to comply with, banking regulations; and

•	the other risk factors discussed under “Risk Factors” in this prospectus.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements.  You should not place undue reliance on such statements, which speak only as of the date they were made.  We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance.  Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

USE OF PROCEEDS

The selling shareholders will receive all of the net proceeds from the sale of ADSs and Series B shares.

Banco Santander Spain is offering up to                  Series B shares (including in the form of ADSs), including up to             Series B shares (including in the form of ADSs) pursuant to the underwriters’ option to purchase additional Series B shares (including in the form of ADSs), in the global offering.  Santusa Holding, S.L. is offering up to                  Series B shares (including in the form of ADSs) pursuant to the underwriters’ option to purchase additional Series B shares (including in the form of ADSs) in the global offering.

Santusa Holding, S.L. will only sell Series B shares (including in the form of ADSs) in this offering if the underwriters exercise their option to purchase more than                additional Series B shares (including in the form of ADSs), and will not sell any Series B shares in this offering if the international underwriters or the Mexican underwriters do not exercise their option to purchase additional Series B shares.

If the international underwriters and the Mexican underwriters exercise their option to purchase additional Series B shares (including in the form of ADSs) in full in the global offering, Banco Santander Spain will receive net proceeds of U.S.$                and Santusa Holding, S.L. will receive net proceeds of U.S.$                 , after deducting underwriting discounts and commissions.

We will not receive any of the net proceeds from the sale of ADSs or Series B shares offered by the selling shareholders.

EXCHANGE RATES

Mexico has had a free market for foreign exchange since 1994 and the Mexican government allows the peso to float against the U.S. dollar.  There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

The following tables set forth, for the periods indicated, the low, high, average and period-end exchange rates expressed in pesos per U.S. dollar published by the Mexican Central Bank (Banco de México) in the Official Gazette of the Federation (Diario Oficial de la Federación) as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.  The rates shown below are in nominal pesos and have not been restated in constant currency units.  No representation is made that the peso amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.  As of August 28 , 2012, the exchange rate for U.S. dollars was Ps.13.18 per U.S. dollar.

Year	Low		High		Average(1)		Period End
2007	Ps.	10.66	Ps.	11.27	Ps.	10.93	Ps.	10.92
2008		9.92		13.92		11.21		13.83
2009		12.60		15.37		13.57		13.07
2010		12.16		13.18		12.64		12.35
2011		11.50		14.24		12.47		13.95

(1)	Average end-of-month exchange rates for 2007, 2008, 2009, 2010 and 2011.

Quarter	Low		High		Average(1)		Period End
First Quarter 2011	Ps.	11.91	Ps.	12.26	Ps.	12.06	Ps.	11.91
Second Quarter 2011		11.50		11.96		11.61		11.72
Third Quarter 2011		11.57		13.89		12.63		13.80
Fourth Quarter 2011		13.11		14.24		13.58		13.95
First Quarter 2012		12.63		13.93		13.00		12.81
Second Quarter 2012		12.73		14.39		13.57		13.41

(1)	Average end-of-month exchange rates for the quarters ended March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011, March 31, 2012 and June 30, 2012.

Month	Low		High		Average(1)		Period End
November 2011	Ps.	13.39	Ps.	14.24	Ps.	13.70	Ps.	13.61
December 2011		13.48		13.99		13.77		13.95
January 2012		12.93		13.93		13.42		13.01
February 2012		12.65		12.89		12.78		12.79
March 2012		12.63		12.98		12.76		12.81
April 2012		12.73		13.23		13.07		12.99
May 2012		12.96		14.30		13.66		14.30
June 2012		13.41		14.39		13.92		13.41
July 2012		13.12		13.68		13.37		13.28
August 2012 (through August 28 )		13.07		13.39		13.16		13.18

(1)	Average daily exchange rates for November, December, January, February, March, April, May, June, July and August (through August 28 ).

Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos have been so translated at an exchange rate of Ps.13.9476 to U.S.$1.00, the exchange rate as calculated on December 30, 2011 and reported by the Mexican Central Bank in the Official Gazette of the Federation on January 2, 2012 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.  We have translated peso amounts at and for the six months ended June 30, 2012 into U.S. dollars at an exchange rate of Ps.13.4084 to U.S.$1.00, the exchange rate as calculated on June 29, 2012 and reported by the Mexican Central Bank in the Official Gazette of the Federation on July 2, 2012 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves in the past.  While the Mexican government, for more than ten years, has not restricted the ability of both Mexican and foreign individuals or entities to convert pesos into U.S. dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future.  To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert pesos into U.S. dollars and other currencies would be adversely affected.

MARKET INFORMATION

Market Price of Our Series B Shares and ADSs

We intend to apply to list the ADSs for trading on the New York Stock Exchange, or NYSE, under the symbol “BSMX.”  Our Series B shares are currently traded on the Mexican Stock Exchange under the symbol “ SANMEX .”  There has been low trading volume for our Series B shares on the Mexican Stock Exchange due to a low volume of publicly traded securities.  Therefore, past high and low closing prices may not represent actual transactions or prices that would have been quoted on a more liquid trading market.  The table below shows the high and low closing prices in pesos, the U.S. dollars equivalent per ADS and the average daily trading volume for our Series B shares on the Mexican Stock Exchange for the periods indicated:

	Ps. per Series B share				U.S.$ equivalent per ADS(1)				Average daily trading volume of Series B shares
	High		Low		High		Low
Year
2011	Ps.	16.50	Ps.	13.15	Ps.	5.91	Ps.	4.71	4,046
2010		16.80		13.00		6.80		5.26	631
2009		16.00		13.00		6.12		4.97	164
2008		19.28		16.30		6.97		5.89	128
2007		22.17		15.52		10.16		7.11	307
Quarter
Second Quarter 2012		14.00		14.00		5.22		5.22	1,614
First Quarter 2012		15.00		14.95		5.86		5.84	158
Fourth Quarter 2011		15.00		13.15		5.38		4.71	1,120
Third Quarter 2011		15.00		15.00		5.44		5.44	303
Second Quarter 2011		16.50		15.10		7.04		6.44	11,003
First Quarter 2011		16.50		15.00		6.93		6.30	3,813
Fourth Quarter 2010		16.80		16.70		6.80		6.76	2,406
Third Quarter 2010		16.80		16.80		6.67		6.67	15
Second Quarter 2010		15.80		15.80		6.13		6.13	77
First Quarter 2010		14.80		13.00		6.00		5.27	206
Month
August 2012 (through August 28 )		14.00		14.00		5.33		5.33	652
July 2012(2)		16.00		16.00		6.02		6.02	450
June 2012(2)		–		–		–		–	–
May 2012		14.00		14.00		5.00		5.00	3,182
April 2012		14.00		14.00		5.39		5.39	1,662
March 2012		14.95		14.95		5.84		5.84	9
February 2012		15.00		15.00		5.86		5.86	481
January 2012(2)		–		–		–		–	–

Source:  Bloomberg.

(1)
Provided for convenience purposes only, based on a ratio of five Series B shares for each ADS and the exchange rate for U.S. dollars on the last day of each period presented, as published in the Official Gazette of the Federation (Diario Oficial de la Federación) by the Mexican Central Bank (Banco de México) as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(2)	Market information for January and June is not available due to the lack of trading during those periods.

On August 8, 2012, the closing price for our Series B shares on the Mexican Stock Exchange was Ps.14.00 per share, or U.S. $5.33 per ADS, based on a ratio of five Series B shares to one ADS, and translating pesos to U.S.

dollars at the exchange rate of Ps.13.1891 per U.S.$1.00, the exchange rate for U.S. dollars for that date published in the Official Gazette of the Federation by the Mexican Central Bank as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.  There has been no trading of the Series B shares on the Mexican Stock Exchange since August 8, 2012.

The trading volume index (índice de bursatilidad) of our Series B shares was 3.403 as of June 2012, according to the sensitivity and market risk indicators of the Mexican Stock Exchange.  The trading volume index is used to measure the liquidity of shares on a scale of 1 to 10 during a given time period; there are no minimum trading volume requirements, except as specified below under “—The Mexican Securities Market.”  We are not aware of any suspension in trading of the Series B shares on the Mexican Stock Exchange during the past three fiscal years.

The Mexican Securities Market

We have prepared the information concerning the Mexican securities market set forth below based on materials obtained from public sources, including the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV), the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), the Mexican Central Bank (Banco de México) and publications by market participants.  The following summary does not purport to be a comprehensive description of all of the material aspects related to the Mexican securities market.

We cannot predict the liquidity of the Mexican Stock Exchange.  If the trading volume of our Series B shares in such market is such that fewer than 100 unrelated investors hold our Series B shares or less than 12% of our aggregate outstanding shares are held by the public, our Series B shares could be delisted from the Mexican Stock Exchange or deregistered from the Mexican National Securities Registry (Registro Nacional de Valores, or RNV).

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico.  Operating continuously since 1907, the Mexican Stock Exchange is organized as a variable capital public stock corporation.  Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time subject to adjustments to operate uniformly with certain US markets.

Trading on the Mexican Stock Exchange is effected electronically.  The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits.

Settlement on the Mexican Stock Exchange is effected three business days after a share transaction.  Deferred settlement is not permitted without the approval of the Mexican Stock Exchange, even where mutually agreed.  Most securities traded on the Mexican Stock Exchange are on deposit with Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.  Transactions must be settled in pesos except under limited circumstances in which settlement in foreign currencies may be permitted.

Market Regulation

In 1925, the Mexican National Banking Commission (Comisión Nacional Bancaria) was established to regulate banking activity and in 1946, the Mexican Securities Commission (Comisión Nacional de Valores) was established to regulate stock market activity.  In 1995, these two entities merged to form the CNBV.

Among other activities, the CNBV regulates the public offering and trading of securities and participants in the Mexican securities market, and imposes sanctions for the illegal use of insider information and other violations of the Mexican Securities Market Law.  The CNBV regulates the Mexican securities market, the Mexican Stock Exchange, and brokerage firms through its staff and a board of governors comprised of thirteen members.

Mexican Securities Market Law

The current Mexican Securities Market Law was enacted on December 5, 2005 and published in the Official Gazette of the Federation, and became effective on June 30, 2006.  The Mexican Securities Market Law changed Mexican securities laws in various material respects to further align Mexican laws with the securities and corporate governance standards laws in effect in other jurisdictions.

In particular, the Mexican Securities Market Law:

•
establishes the variable capital public stock corporation, a corporate form of organization that is subject to the general requirements of the Mexican Corporations Law (Ley General de Sociedades Mercantiles), but is subject to specific requirements for issuers with stock registered with the CNBV and listed in the Mexican Stock Exchange;

•	includes private placement exemptions and specifies the requirements that need to be satisfied for an issuer or underwriter to fall within the exemption when offering securities in Mexico;

•	includes improved rules for tender offers, classifying such tender offers as either voluntary or mandatory;

•	establishes standards for disclosure of holdings applicable to shareholders, including directors, of public companies;

•	expands and strengthens the role of the board of directors of public companies;

•
defines the standards applicable to the board of directors and the duties and potential liabilities and penalties applicable to each director, the chief executive officer (director general) and other executive officer (introducing concepts such as the duty of care, duty of loyalty and safe harbors);

•	generally replaces the statutory auditor (comisario) with the audit committee and establishes the corporate practices committee with clearly defined responsibilities;

•	improves the rights of minority shareholders and sets forth the requirements for shareholders’ derivative suits;

•	defines applicable sanctions for violations under the Mexican Securities Market Law; and

•	fully regulates broker-dealers, stock exchanges, depository institutions and other securities market participants.

Registration and Listing Standards

To offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements.  Securities that have been registered with the RNV, pursuant to CNBV approval, may be listed on the Mexican Stock Exchange.

The general regulations applicable to issuers and other securities market participants (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del Mercado de Valores, or the General Regulations) issued by the CNBV require the Mexican Stock Exchange to adopt minimum requirements for issuers that seek to list their securities in Mexico.  These requirements relate to operating history, financial and capital structure, and minimum public floats applicable to shares of public companies, among other things.  The General Regulations also require the Mexican Stock Exchange to implement minimum requirements (including minimum public floats) for issuers to maintain their listing in Mexico.  These requirements relate to the issuer’s financial condition and capital structure, among others.  The CNBV may waive some of these requirements in certain circumstances.

The CNBV’s approval for registration does not imply any kind of certification or assurance related to the investment quality of the securities, the solvency of the issuer, or the accuracy or completeness of any information delivered to the CNBV.

The Mexican Stock Exchange may review compliance with the foregoing requirements and other requirements at any time, but will normally do so on an annual, semi-annual and quarterly basis.  The Mexican Stock Exchange must inform the CNBV of the results of its review, and this information must, in turn, be disclosed to investors.  If an issuer fails to comply with any of these minimum requirements, the Mexican Stock Exchange has the authority to request that the issuer propose a plan to cure the violation.  If the issuer fails to propose a plan, if the plan is not satisfactory to the Mexican Stock Exchange, or if an issuer does not make substantial progress with respect to the implementation of the corrective plan, trading of the relevant series of shares on the Mexican Stock Exchange may be temporarily suspended.  In addition, if an issuer fails to implement the plan in full, the CNBV may suspend or cancel the registration of the shares with the RNV, in which case the majority shareholder or any controlling group will be required to carry out a tender offer to acquire all of the outstanding shares of the issuer in accordance with the tender offer provisions set forth in the Mexican Securities Market Law.

Reporting Obligations

Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements and to provide periodic reports, in particular reports dealing with material events, with the CNBV and the Mexican Stock Exchange.  Mexican issuers must file the following reports with the CNBV:

•	a comprehensive annual report prepared in accordance with the General Regulations, by no later than April 30 of each year;

•	quarterly reports, within 20 days following the end of each of the first three quarters and 40 days following the end of the fourth quarter;

•	reports disclosing material information promptly;

•
reports and disclosure memoranda revealing corporate restructurings such as mergers, spin-offs or acquisitions or sales of assets, approved or to be approved by a shareholders’ meeting or the board of directors; and

•	reports regarding the policies and guidelines with respect to the use of the company’s (or its subsidiaries) assets by related persons.

The General Regulations and the rules of the Mexican Stock Exchange require issuers of listed securities to publicly disclose information that relates to any event or circumstance that could influence the issuers’ share price.  If listed securities experience unusual price volatility, the Mexican Stock Exchange must immediately request that the relevant issuer inform the public of the causes of the volatility or, if the issuer is unaware of the causes, that it make a statement to that effect.  In addition, the Mexican Stock Exchange must immediately request that issuers disclose any information relating to material events when it deems the available public information to be insufficient, as well as instruct issuers to clarify the information when necessary.  The Mexican Stock Exchange may request that issuers confirm or deny any material event that has been disclosed to the public by third parties when it deems that the material event may affect or influence the price of the listed securities.  The Mexican Stock Exchange must immediately inform the CNBV of any such request.  In addition, the CNBV may also make any of these requests directly to issuers.  An issuer may delay the disclosure of material events if:

•	the issuer implements adequate confidentiality measures (including maintaining a log with information relating to parties in possession of the confidential information);

•	the information is related to incomplete transactions;

•	there is no misleading public information relating to the material event; and

•	no unusual price or volume fluctuation occurs.

Similarly, if an issuer’s securities are traded on both the Mexican Stock Exchange and a foreign securities exchange, the issuer must simultaneously file the information that it is required to file pursuant to the laws and regulations of the foreign jurisdiction with the CNBV and the Mexican Stock Exchange.

Suspension of Trading

In addition to the authority of the Mexican Stock Exchange under its internal regulations as described above, the CNBV and the Mexican Stock Exchange may suspend trading in an issuer’s securities:

•	if the issuer does not disclose a material event; or

•
upon price or volume volatility or changes in the trading of the relevant securities that are not consistent with the historic performance of the securities and cannot be explained solely through information made publicly available pursuant to the General Regulations.

The Mexican Stock Exchange must immediately inform the CNBV and the general public of any suspension.  An issuer may request that the CNBV or the Mexican Stock Exchange permit trading to resume if it demonstrates that the causes triggering the suspension have been resolved and that it is in full compliance with periodic reporting requirements.  If an issuer’s request has been granted, the Mexican Stock Exchange will determine the appropriate mechanism to resume trading.  If trading in an issuer’s securities is suspended for more than 20 business days and the issuer is authorized to resume trading without conducting a public offering, the issuer must disclose before trading may resume a description of the causes that resulted in the suspension and the reasons why it has been authorized to resume trading.

Certain Disclosures

Pursuant to the Mexican Securities Market Law, the following persons must notify the CNBV of any transactions undertaken by them with respect to a listed issuer’s securities:

•	members of a listed issuer’s board of directors;

•	shareholders controlling 10% or more of a listed issuer’s outstanding capital stock;

•	certain advisors;

•	groups controlling 25% or more of a listed issuer’s outstanding capital stock; and

•	other insiders.

These persons must also inform the CNBV of the effect of the transactions within three days following their completion, or, alternatively, that the transactions have not been consummated.  In addition, insiders must abstain from purchasing or selling securities of the issuer within three months from the last sale or purchase, respectively.

Subject to certain exceptions, any acquisition of a public company’s shares that results in the acquirer owning 10.0% or more, but less than 30.0%, of an issuer’s outstanding capital stock must be publicly disclosed to the CNBV and the Mexican Stock Exchange by no later than one business day following the acquisition.

Any acquisition by an insider that results in the insider holding an additional 5% or more of a public company’s outstanding capital stock must also be publicly disclosed to the CNBV and the Mexican Stock Exchange no later than one business day following the acquisition.  Some insiders must also notify the CNBV of share purchases or sales that occur within any calendar quarter or five day period and that exceed certain value thresholds.  Shareholders and board members and officers as well as individuals owning, respectively, 5% or 1% of our outstanding shares are required to report to the issuer, on a yearly basis, their shareholdings.  The Mexican Securities Market Law requires that convertible securities, warrants and derivatives to be settled in kind be taken into account in the calculation of share ownership percentages.

Tender Offers

The Mexican Securities Market Law contains provisions relating to public tender offers and certain other share acquisitions occurring in Mexico.  Under the law, tender offers may be voluntary or mandatory.  Voluntary tender offers, or offers where there is no requirement that they be initiated or completed, are required to be made to all shareholders on a pro rata basis, without differentiating between classes of shares.  Any intended acquisition of a public company’s shares that results in the acquirer owning 30% or more, but less than a percentage that would result in the acquirer obtaining control, of a company’s voting shares requires the acquirer, with the prior approval of the CNBV, to make a mandatory public tender offer for the greater of (a) the percentage of the capital stock intended to be acquired or (b) 10% of the company’s outstanding capital stock.  Finally, any intended acquisition of a public company’s shares that is aimed at obtaining control requires the potential acquirer to make a mandatory tender offer for 100% of the company’s outstanding capital stock (however, under certain circumstances the CNBV may permit an offer for less than 100%).  The tender offer must be made at the same price to all shareholders and classes of shares.  The board of directors, with the advice of the corporate practices committee, must issue its opinion of any tender offer resulting in a change of control, which opinion must take into account minority shareholder rights and which may be accompanied by an independent fairness opinion.  Directors and principal officers are required to disclose whether they will participate in the tender.

Under the Mexican Securities Market Law, all tender offers must be open for at least 20 business days and purchases thereunder are required to be made pro rata to all tendering shareholders.  The Mexican Securities Market Law only permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are fully disclosed, approved by the board of directors and paid solely in connection with non compete or similar obligations.  The law also provides exceptions to the mandatory tender offer requirements and specifically sets forth remedies for noncompliance with these tender offer rules (e.g., suspension of voting rights, possible annulment of purchases, etc.) and other rights available to prior shareholders of the issuer.

Joint Trading of Common Shares and Limited or Non Voting Shares

The Mexican Securities Market Law does not permit issuers to implement mechanisms for common shares and limited or non voting shares to be jointly traded or offered to public investors, unless the limited or non voting shares are convertible into common shares within a period of up to five years, or when, because of the nationality of the holder, the shares or the securities representing the shares limit the right to vote to comply with foreign investment laws.  In addition, the aggregate amount of shares with limited or non voting rights may not exceed 25% of the aggregate amount of publicly held shares.  The CNBV may increase this 25% limit by an additional 25%, provided that the limited or non voting shares exceeding 25% of the aggregate amount of publicly held shares are convertible into common shares within five years of their issuance.

Anti Takeover Protections

The Mexican Securities Market Law provides that public companies may include anti takeover provisions in their bylaws if such provisions (i) are approved by a majority of the shareholders, without shareholders representing 5% or more of the capital stock present at the meeting voting against the approval of such provision, (ii) do not exclude any shareholders or group of shareholders, (iii) do not restrict, in an absolute manner, a change of control, and (iv) do not contravene legal provisions related to tender offers or have the effect of disregarding the economic rights related to the shares held by the acquiring party.  Our bylaws do not include any such provisions.

Board of Directors and Committees

Under the Mexican Securities Market Law, public companies must have a board of directors comprised of no more than 21 members, of which at least 25% must be independent.  Independent members must be selected based on their experience, ability and reputation at the issuer’s shareholders’ meeting; whether or not a director is independent must be determined by the issuer’s shareholders and such determination may be challenged by the CNBV.  As a departure from legislative precedents, the Mexican Securities Market Law permits then acting members of the board of directors to select, under certain circumstances and on a temporary basis, new members of the board of directors.

Boards of directors of public companies are required to meet at least four times during each calendar year and have the following principal duties:

•	determine general strategies applicable to the issuer;

•	approve guidelines for the use of corporate assets;

•	approve, on an individual basis, transactions with related parties, subject to certain limited exceptions;

•
approve unusual or non-recurrent transactions and any transactions that imply the acquisition or sale of assets with a value equal to or exceeding 5% of the issuer’s consolidated assets or that imply the provision of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of the issuer’s consolidated assets;

•	approve the appointment or removal of the chief executive officer;

•	approve accounting and internal control policies; and

•	approve policies for disclosure of information.

Directors have the general duty to act for the benefit of the issuer, without favoring a shareholder or group of shareholders.

The Mexican Securities Market Law requires the creation of one or more committees that perform audit and corporate practices functions, each of which must maintain at least three members appointed by the board of directors and which members must all be independent (except for corporations controlled by a person or group maintaining 50% or more of the outstanding capital stock like us, where solely the majority must be independent).  The audit committee (together with the board of directors, which has added duties) replaces the statutory auditor (comisario) that previously had been required by the Mexican Corporations Law.

The committee that performs corporate practices functions is required to, among other activities, provide opinions to the board of directors, request and obtain opinions from independent third party experts, call shareholders meetings, provide assistance to the board of directors in the preparation of annual reports and provide a report to the board of directors.

The audit committee’s principal role is to supervise the external auditors of the issuer, analyze the external auditor’s reports, inform the board of directors in respect of existing internal controls, supervise the execution of related party transactions, require the issuer’s executive to prepare reports when deemed necessary, inform the board of any irregularities that it encounters, supervise the activities of the issuer’s chief executive officer and provide an annual report to the board of directors.

Duty of Care and Loyalty of Directors

The Mexican Securities Market Law also imposes duties of care and of loyalty on directors.

The duty of care requires that directors obtain sufficient information and be sufficiently prepared to support their decisions and to act in the best interest of the issuer.  The duty of care is discharged, principally, by obtaining and requesting from the issuer and its officers all the information required to participate in discussions, obtaining information from third parties, attending board meetings and disclosing material information in possession of the relevant director.  Failure to act with care by one or more directors subjects the relevant directors to joint liability for damages and losses caused to the issuer and its subsidiaries, which may be limited (except in the instances of bad faith, illegal acts or willful misconduct).

The duty of loyalty primarily consists of acting for the benefit of the issuer and includes a duty to maintain the confidentiality of information received in connection with the performance of a director’s duties and to abstain from discussing or voting on matters where the director has a conflict of interest.  In addition, the duty of loyalty is breached if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the board of directors, a director takes advantage of a corporate opportunity.  The duty of loyalty is breached if the director discloses false or misleading information or fails to register (or cause the registration of) any transaction in the issuer’s records that could affect its financial statements or if the director uses corporate assets or approves the use of corporate assets in violation of an issuer’s policies, discloses false or misleading information, orders or causes material information not to be disclosed or to be modified.  The violation of the duty of loyalty subjects the offending director to joint liability for damages and losses caused to the issuer and its subsidiaries.  Liability for breach of the duty of loyalty may not be limited by the company’s bylaws, by resolution of a shareholders’ meeting or otherwise.

Claims for breach of the duty of care or the duty of loyalty may be brought solely for the benefit of the issuer (as a derivative suit) and may only be brought by the issuer or by shareholders representing at least 5% of any outstanding shares.

As a safe harbor for directors, the liabilities specified above will not be applicable if the director acted in good faith and (i) complies with applicable law and the bylaws, (ii) facts based upon information are provided by officers or third-party experts, the capacity and credibility of which may not be the subject of reasonable doubt, (iii) selects the more adequate alternative in good faith or in a case where the negative effects of such decision may not have been foreseeable and (iv) actions were taken in compliance with resolutions adopted at the shareholders’ meeting.

Under the Mexican Securities Market Law, the issuer’s chief executive officer and principal executives are also required to act for the benefit of the company and not of a shareholder or group of shareholders.  These executives are required to submit to the board of directors for approval the principal strategies for the business, to submit to the audit committee proposals relating to internal control systems, to disclose all material information to the public and to maintain adequate accounting and registration systems and internal control mechanisms.

Disclosure of Shareholders’ Agreements

Any shareholders’ agreements containing non compete clauses, any agreements related to the sale, transfer or exercise of preemptive rights, any agreements which allow for the sale and purchase of shares, voting rights, and sale of shares in a public offering, must be notified to the company within five business days following their execution in order to allow the company to disclose such agreements to investors through the stock exchanges on which its securities are being traded to the public through an annual report prepared by the company.  These agreements (i) will be available for the public to review at the company’s offices, (ii) will not be enforceable against the company and a breach of such agreements will not affect the validity of the vote at a shareholders’ meeting, and (iii) will only be effective between the parties once they have been disclosed to the public.

Miscellaneous

The Mexican Securities Market Law also specifies that any transaction or series of transactions that, during any fiscal year, represent 20% or more of the consolidated assets of the issuer, must be considered and approved by a meeting of shareholders of any public company.

In addition to the right granted to minority shareholders of a public company representing 5% or more of the outstanding shares to initiate a shareholder derivative suit against directors for a breach of the duty of care or the duty of loyalty, the Mexican Securities Market Law recognizes the right of shareholders representing 10% of the outstanding shares entitled to appoint a director, call a shareholder’s meeting and request that vote on resolutions in respect of which they were not sufficiently informed, be postponed.  Also, holders of 20% of the outstanding voting shares may judicially oppose resolutions that were passed by a shareholders’ meeting and file a petition for a court order to suspend the resolution, if the claim is filed within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or the company’s bylaws, (ii) the opposing stockholders either did not attend the meeting or voted against the challenged resolution, and (iii) the opposing stockholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing stockholder.  These provisions have seldom been invoked in Mexico and, as a result, how a competent court may interpret these provisions is uncertain.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2012, derived from our unaudited condensed consolidated financial statements prepared in accordance with IAS 34.

This table should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Statistical Information” and our audited financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2012
	(Millions of pesos or U.S. dollars, as indicated)
	Pesos		U.S. dollars(1)
Long-term indebtedness:
Current portion of long-term debt(2)	Ps.	9,145	U.S.$	682
Long-term debt, less current portion(3)		12,818		956
Total indebtedness		21,963		1,638
Shareholders’ equity:
Share capital		25,658		1,914
Share premium		11,415		851
Accumulated reserves		50,031		3,731
Profit for the year attributable to the Parent		9,416		702
Valuation adjustments(4)		1,124		84
Non-controlling interests		12		1
Total shareholders’ equity		97,656		7,283
Total capitalization(5)	Ps.	119,619	U.S.$	8,921

(1)
Converted, for convenience purposes only, using the exchange rate for U.S. dollars of Ps.13.4084 per U.S.$1.00 as calculated on June 29, 2012 and reported by the Mexican Central Bank (Banco de México) in the Official Gazette of the Federation (Diario Oficial de la Federación) on July 2, 2012 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(2)
Consists of structured bank bonds (bonos bancarios estructurados) and promissory notes (certificados de depósito bancario de dinero a plazo).  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-term Funding Outstanding.”

(3)
Consists of structured bank bonds (bonos bancarios estructurados) and unsecured bonds (certificados bursátiles bancarios).  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-term Funding Outstanding.”

(4)	Includes valuation of available-for-sale financial assets and valuation of hedging derivative swaps in cash flow hedges.

(5)	Total capitalization equals total indebtedness plus total shareholders’ equity.

For a discussion of our capital adequacy, including total Tier 1 and Tier 2 Capital and related ratios, pursuant to Mexican Banking GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Risk-Weighted Assets and Regulatory Capital.”

DILUTION

As of June 30, 2012, we had a net tangible book value under IFRS of Ps.13.89 per common share, or U.S.$5.18 per ADS, based on a share-to-ADS ratio of 5-to-1.  Net tangible book value represents the amount of our total tangible assets less total liabilities, divided by 6,786,394,913, the total number of shares of our capital stock (including Series B and Series F shares) outstanding at June 30, 2012, or 1,357,278,983, the total number of ADSs that would represent such total number of shares based on a share-to-ADS ratio of 5-to-1.

The following table summarizes on a pro forma basis, as of June 30, 2012, the difference between our existing shareholders and new investors with respect to the number of Series B shares issued by us, the total consideration paid and the average price per share paid:

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage	Average Price per Share
	(Millions of pesos)
Existing Shareholders	6,786,394,913%		Ps.	37,073%	Ps.	5.46	(1)
New Investors
Total		100.0%	Ps.	100.0%	Ps.

(1)           Represents the sum of share capital and share premium as of June 30, 2012, divided by the total number of shares of our capital stock (including Series B and Series F shares) outstanding at June 30, 2012.

DIVIDENDS AND DIVIDEND POLICY

We paid dividends in December 2008, January 2010, February 2011 and March 2012 in an aggregate amount of Ps.7,287 million, Ps.4,000 million, Ps.6,400 million and Ps.11,350 million, respectively, equivalent to Ps.1.07, Ps.0.59, Ps.0.94 and Ps.1.67 per share, respectively.  We have not paid any dividend in advance with respect to fiscal year 2012.  On May 14, 2012, we declared a dividend of Ps.3,000 million and on August 13, 2012, we declared a dividend of Ps.4,300 million. The aggregate amount of dividends declared is Ps.7,300 million, equal to Ps.1.08 per share.  We will pay the aggregate amount of these dividends in September 2012.

Although we have no current plans to adopt a formal dividend policy in respect of the amount and payment of dividends, we currently intend to declare and pay dividends on an annual basis, subject to approval by our shareholders.  The declaration and payment of dividends in respect of any period is subject to a number of factors, including our debt service requirements, capital expenditure and investment plans, other cash requirements, our shareholders having approved our financial statements and the payment of dividends, and such other factors as may be deemed relevant at the time.  We cannot assure you that we will pay any dividends in the future.

The declaration, payment and amount of any dividend are considered and proposed by our Board of Directors and approved at the general shareholders’ meeting by the affirmative vote of a majority of our shareholders in accordance with the applicable regulatory, corporate, tax and accounting rules and are subject to the statutory limitations set forth below.

Under Mexican law, dividends may only be paid from retained earnings resulting from the relevant year or prior years’ results if (i) the legal reserve has been created or maintained, by annually segregating 5% of net earnings, until the legal reserve equals at least 20% of the fully paid-in capital, (ii) shareholders, at a duly called meeting, have approved the results reflecting the earnings and the payment of dividends, and (iii) losses for prior fiscal years have been repaid or absorbed.  All shares of our capital stock rank pari passu with respect to the payment of dividends.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends is determined by Mexican Banking GAAP.  As of June 30, 2012, Grupo Financiero Santander Mexico (on an individual basis) had set aside Ps.291 million in legal reserves compared to paid-in capital of Ps.25,658 million, and thus was in compliance with the regulations pertaining to its legal reserve.

SELECTED FINANCIAL AND OPERATING DATA

The following tables present our selected historical consolidated financial data for each of the periods indicated.  You should read this information in conjunction with our audited financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We have derived our selected consolidated income statement data for the years ended December 31, 2010 and 2011 and our selected consolidated balance sheet data as of January 1, 2010 and December 31, 2010 and 2011 from our audited financial statements included in this prospectus, which have been prepared in accordance with IFRS.  We have derived our selected consolidated income statement data for the six months ended June 30, 2011 and 2012 and our selected consolidated balance sheet data as of June 30, 2012 from our unaudited condensed consolidated financial statements included in this prospectus, which have been prepared in accordance with IAS 34.  These unaudited condensed statements include all adjustments that management believes are necessary to fairly present our results of operations and financial condition at the date and for the periods presented.  Operating results for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the remainder of the year ended December 31, 2012.  See “Presentation of Financial and Other Information.”

Our selected financial data as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, and the six months ended June 30, 2011 and June 30, 2012, have been derived from our financial statements prepared in accordance with Mexican Banking GAAP.  See “Presentation of Financial and Other Information.”  Because of the material differences in accounting criteria and presentation between Mexican Banking GAAP and IFRS, such information is not comparable with our financial statements prepared in accordance with IFRS.

CONSOLIDATED INCOME STATEMENT DATA IN ACCORDANCE WITH IFRS

	For the year ended December 31,						For the six months ended June 30,
	2010		2011		2011		2011		2012		2012
	(Millions of pesos)(1)				(Millions of U.S. dollars)(1)(2)		(Millions of pesos)(1)				(Millions of U.S. dollars)(1)(3)
Interest income and similar income	Ps.	39,237	Ps.	46,587	U.S.$	3,340	Ps.	21,477	Ps.	27,392	U.S.$	2,043
Interest expenses and similar charges		(12,991)		(17,976)		(1,289)		(8,211)		(10,929)		(815)
Net interest income		26,246		28,611		2,051		13,266		16,463		1,228
Income from equity instruments		289		299		21		183		155		12
Fee and commission income (net)		9,276		10,199		731		5,081		5,717		426
Gains/(losses) on financial assets and liabilities (net)		3,622		279		20		478		515		38
Exchange differences (net)		(14)		30		2		(12)		(3)		0
Other operating income		581		536		38		284		281		21
Other operating expenses		(1,413)		(1,590)		(114)		(771)		(871)		(65)
Total income		38,587		38,364		2,749		18,509		22,257		1,660
Administrative expenses		(13,347)		(15,001)		(1,076)		(6,767)		(7,393)		(552)
Personnel expenses		(6,578)		(7,344)		(527)		(3,564)		(4,016)		(300)
Other general administrative expenses		(6,769)		(7,657)		(549)		(3,203)		(3,377)		(252)
Depreciation and amortization		(1,398)		(1,461)		(105)		(700)		(753)		(56)
Impairment losses on financial assets (net)		(6,972)		(5,435)		(390)		(2,286)		(3,515)		(262)
Loans and receivables(4)		(6,972)		(5,435)		(390)		(2,286)		(3,515)		(262)
Impairment losses on other assets (net)		(92)		(100)		(7)		(93)		0		0
Other intangible assets		(27)		(30)		(2)		(30)		0		0
Non-current assets held for sale		(65)		(70)		(5)		(63)		0		0
Provisions (net)(5)		(562)		1,890		136		738		313		23
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		(77)		13		1		1		1,733		129
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		17		54		4		5		49		4

	For the year ended December 31,					For the six months ended June 30,
	2010		2011		2011	2011		2012		2012
	(Millions of pesos)(1)				(Millions of U.S. dollars)(1)(2)	(Millions of pesos)(1)				(Millions of U.S. dollars)(1)(3)
Operating profit before tax		16,156		18,324	1,312		9,407		12,691	946
Income tax		(4,449)		(4,813)	(345)		(2,471)		(3,274)	(244)
Profit from continuing operations		11,707		13,511	967		6,936		9,417	702
Profit from discontinued operations (net)		880		4,260	305		277		0	0
Consolidated profit for the year	Ps.	12,587	Ps.	17,771	$ U.S.1,272	Ps.	7,213	Ps.	9,417	$ U.S.702
Profit attributable to the Parent		12,586		17,770	1,272		7,212		9,416	702
Profit attributable to non-controlling interests		1		1	0		1		1	0

Earnings per share from continuing and discontinued operations:
Basic earnings per share		1.85		2.62	0.19		1.06		1.39	0.10
Diluted earnings per share		1.85		2.62	0.19		1.06		1.39	0.10
Earnings per share from continuing operations:
Basic earnings per share		1.73		1.99	0.14		1.02		1.39	0.10
Diluted earnings per share		1.73		1.99	0.14		1.02		1.39	0.10
Cash dividend per share(6)		0.94		1.67	0.12		1.67		n/a	n/a
Weighted average shares outstanding		6,786,395		6,786,395	6,786,395		6,786,395		6,786,395	6,786,395
Adjusted number of shares		6,786,395		6,786,395	6,786,395		6,786,395		6,786,395	6,786,395

(1)	Except per share amounts. Share amounts are presented in thousands of shares.

(2)
Results for the year ended December 31, 2011 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.13.9476 per U.S.$1.00 as calculated on December 30, 2011 and reported by the Mexican Central Bank (Banco de México) in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 2, 2012 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(3)
Results for the six months ended June 30, 2012 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.13.4084 per U.S.$1.00 as calculated on June 29, 2012 and reported by the Mexican Central Bank in the Official Gazette of the Federation on July 2, 2012 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(4)	Provisions to the credit loss allowance less recoveries of loans previously written off.

(5)
Principally includes provisions for taxes and legal contingencies and contingent liabilities and commitments.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(6)
On February 2, 2011, we paid a dividend of Ps.6,400 million, equal to Ps.0.94 per share, with respect to fiscal year 2010.  On March 5, 2012, we paid a dividend of Ps.11,350 million, equal to Ps.1.67 per share, with respect to fiscal year 2011.  We have not paid any dividend in advance with respect to fiscal year 2012.  On May 14, 2012, we declared a dividend of Ps.3,000 million and on August 13, 2012, we declared a dividend of Ps.4,300 million. The aggregate amount of dividends declared is Ps.7,300 million. We will pay the aggregate amount of these dividends in September 2012.

CONSOLIDATED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	As of January 1,		As of December 31,				As of June 30,
	2010		2010		2011		2012		2012
	(Millions of pesos)								(Millions of U.S. dollars)(1)
Assets
Cash and balances with Mexican Central Bank	Ps.	44,170	Ps.	44,136	Ps.	44,143	Ps.	42,049	U.S.$	3,136
Financial assets held for trading		190,613		238,613		242,463		291,910		21,771
Other financial assets at fair value through profit or loss		12,000		12,661		21,589		31,521		2,351
Available-for-sale financial assets		76,450		60,426		61,582		54,881		4,093
Loans and receivables		243,540		271,879		346,187		388,934		29,007
Hedging derivatives		928		1,287		897		571		43
Non-current assets held for sale		260		7,811		464		525		39
Investments in associates		284		—		—		—		—
Reinsurance assets		437		—		—		—		—
Tangible assets		5,705		5,488		5,607		3,774		280
Intangible assets		1,849		1,879		3,462		3,414		255
Tax assets		15,806		15,146		13,384		14,747		1,100
Other assets		3,557		2,288		4,426		4,823		360
Total assets	Ps.	595,599	Ps.	661,614	Ps.	744,204	Ps.	837,149	U.S.$	62,435

Liabilities
Financial liabilities held for trading	Ps.	101,487	Ps.	116,535	Ps.	125,291	Ps.	133,670	U.S.$	9,969
Other financial liabilities at fair value through profit or loss		120,236		112,239		118,269		167,267		12,475
Financial liabilities at amortized cost		277,731		326,448		391,773		422,517		31,512
Hedging derivatives		70		28		2,501		1,726		129
Liabilities associated with non-current assets held for sale		—		5,368		—		—		—
Liabilities under insurance contracts		3,449		—		—		—		—
Provisions (2)		8,921		8,680		6,151		5,567		415
Tax liabilities		70		118		866		604		45
Other liabilities		5,240		6,557		7,866		8,142		607
Total liabilities	Ps.	517,204	Ps.	575,973	Ps.	652,717	Ps.	739,493	U.S.$	55,152

Shareholders’ equity
Share capital	Ps.	25,658	Ps.	25,658	Ps.	25,658	Ps.	25,658	U.S.$	1,914
Share premium		11,415		11,415		11,415		11,415		851
Accumulated reserves		40,425		34,025		35,261		50,031		3,731
Profit for the year attributable to the Parent		—		12,586		17,770		9,416		702
Valuation adjustments		888		1,947		1,372		1,124		84
Non-controlling interests		9		10		11		12		1
Total shareholders’ equity		78,395		85,641		91,487		97,656		7,283
Total liabilities and shareholders’ equity	Ps.	595,599	Ps.	661,614	Ps.	744,204	Ps.	837,149	U.S.$	62,435

(1)
Results for the six months ended June 30, 2012 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.13.4084 per U.S.$1.00 as calculated on June 29, 2012 and reported by the Mexican Central Bank in the Official Gazette of the Federation on July 2, 2012 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(2)
Includes provisions for pensions and similar obligations, taxes and legal contingencies and contingent liabilities and commitments.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

SELECTED RATIOS AND OTHER DATA

All of the selected ratios and other data below (except for number of share, branch and employee data) are presented in accordance with IFRS unless otherwise noted.

	As of and for the year ended December 31,		As of and for the six months ended June 30,
	2010	2011	2011	2012
	(Millions of pesos or percentages, except per share, branch and employee data)
Profitability and performance
Net interest margin(1)	6.09%	5.08%	5.21%	4.93%
Total margin(2)	8.22%	6.87%	7.18%	6.62%
Return on average total assets (ROAA)(3)	2.36%	2.66%	2.35%	2.41%
Return on average shareholders’ equity (ROAE)(4)	15.72%	21.93%	16.44%	19.93%
Efficiency ratio(5)	38.21%	42.91%	40.34%	36.60%
Net fee and commission income as a percentage of operating expenses(6)	62.91%	61.95%	68.05%	70.18%
Yield on average interest-earning assets	9.01%	8.18%	8.32%	8.12%
Average cost of interest-bearing liabilities	3.65%	3.71%	3.75%	3.97%
Net interest spread	5.36%	4.47%	4.57%	4.15%
Common stock dividend payout ratio(7)	50.85%	63.87%	—	—
Average interest-earning assets	435,651	569,502	516,280	674,784
Average interest-bearing liabilities	356,059	483,925	437,595	550,381
Capital adequacy
Net tangible book value	83,762	88,025	86,492	94,242
Net tangible book value per share	12.34	12.97	12.74	13.89
Average shareholders’ equity as a percentage of average total assets	14.99%	12.15%	14.31%	12.12%
Total capital (Mexican Banking GAAP)	69,792	73,144	71,558	75,107
Tier 1 capital (Mexican Banking GAAP)	68,703	71,674	70,177	73,579
Tier 1 capital to risk-weighted assets (Mexican Banking GAAP)	15.31%	14.53%	14.53%	14.33%
Total capital to risk-weighted assets(8) (Mexican Banking GAAP)	15.56%	14.82%	14.82%	14.63%
Asset quality
Non-performing loans as a percentage of total loans(9)	2.11%	1.98%	1.81%	1.68%
Non-performing loans as a percentage of computable credit risk(9)(10)	1.93%	1.83%	1.69%	1.57%
Loan charge-offs as a percentage of average total loans	4.93%	2.38%	2.67%	2.12%
Loan charge-offs as a percentage of computable credit risk(10)	4.01%	1.98%	2.23%	1.85%
Impairment losses on financial assets as a percentage of average total loans	3.58%	2.49%	2.58%	2.48%
Impairment losses as a percentage of non-performing loans(9)(11)	151.04%	113.55%	127.10%	138.27%
Impairment losses as a percentage of loan charge-offs(11)	72.60%	104.76%	96.44%	117.19%
Impairment losses as a percentage of total loans(11)	3.19%	2.25%	2.30%	2.32%
Liquidity
Liquid assets as a percentage of deposits(12)	79.69%	78.96%	91.15%	84.85%
Loans and leases, net of allowance, as a percentage of deposits(13)	84.24%	99.97%	101.72%	99.87%
Total loans and leases, as a percentage of total funding(14)	55.73%	65.99%	58.13%	61.43%
Deposits as a percentage of total funding(13)(14)	64.05%	64.52%	55.84%	60.08%
Operations
Branches	1,073	1,097	10.73	1,097
Employees (full-time equivalent)	11,828	12,395	12,231	12,461

(1)
Net interest margin is defined as net interest income (including income from equity investments) divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets which yield interest or similar income.

(2)	Total margin is defined as net interest income (including income from equity investments) plus fee and commission income (net) over average interest-earning assets.

(3)	Calculated based upon the average daily balance of total assets.

(4)	Calculated based upon the average daily balance of shareholders’ equity.

(5)	Efficiency ratio is defined as administrative expenses plus depreciation and amortization, divided by total income.

(6)	Net fee and commission income divided by administrative expenses plus depreciation and amortization.

(7)	Dividends paid per share divided by net income per share.

(8)	Tier 1 plus Tier 2 capital divided by total risk-weighted assets, calculated according to the Mexican Capitalization Requirements.

(9)
Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit cards), and (z) 90 days, in the case of periodic -payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits. Other doubtful credits include (i) if greater than 25% of a customer’s loans are considered non-performing, the rest of such customer’s loans and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

(10)
Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets), guarantees and documentary credits. When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.  As of the date we make the payment to the beneficiary, we claim the payment from the solicitor (i.e., the debtor in the case of a guarantee or the buyer in the case of a documentary credit).  The account becomes non-performing as of the date when the payment was due if we do not receive payment from the solicitor on that date.  We maintain the account as a non-performing loan until recovery or, in the case of practical impossibility for recovery (e.g., when the creditor is declared bankrupt or upon the death of a creditor who is a natural person), until our Comprehensive Risk Management Committee decides to charge off the account.  Such decision is at the discretion of our Comprehensive Risk Management Committee.

(11)
Impairment losses were Ps.7,558 million and Ps.7,247 million as of December 31, 2010 and 2011, respectively.    Impairment losses were Ps.6,824 million and Ps.8,032 million as of June 30, 2011 and 2012, respectively.

(12)
Liquid assets include cash, due from banks and government securities recorded at market prices. We believe we could obtain cash for our liquid assets immediately, although under systemic stress scenarios, we would likely be subject to a discount to the face value of these assets.  As of December 31, 2010 and 2011, we had a total amount of liquid assets of Ps. 216,913 million and Ps. 248,505 million, respectively. For the years ended December 31, 2010 and 2011, the average amounts outstanding were Ps.201,854 million and Ps.220,444 million, respectively.  As of June 30, 2010 and 2011, we had a total amount of liquid assets of Ps.260,323 million and Ps.287,457 million, respectively.  For the six months ended June 30, 2011 and 2012, the average amounts outstanding were Ps.210,287 million and Ps.263,582 million, respectively.

As of December 31, 2010, liquid assets were composed of the following: 20.3% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Monetary Regulation Deposit)); 49.5% debt instruments issued by the Mexican Government and 30.1% debt instruments issued by the Mexican Central Bank.  As of June 30, 2011, liquid assets were composed of the following: 19.8% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Monetary Regulation Deposit)); 55.7% debt instruments issued by the Mexican Government and 24.5% debt instruments issued by the Mexican Central Bank.

As of December 31, 2011, liquid assets were composed of the following: 17.8% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Monetary Regulation Deposit)); 53.9% debt instruments issued by the Mexican Government and 28.3% debt instruments issued by the Mexican Central Bank.  As of June 30, 2012, liquid assets were composed of the following: 14.6% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Monetary Regulation Deposit)); 53.0% debt instruments issued by the Mexican Government and 32.4% debt instruments issued by the Mexican Central Bank.

(13)
For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits.  “See Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Composition of Deposits.”

(14)
For the purpose of calculating this ratio, the amount of total funding comprises the total of our deposits and reverse repurchase agreements and the amount of our marketable debt securities.

For December 31, 2010 and 2011, our deposits and reverse repurchase agreements amounted to Ps.412,956 million and Ps.463,841 million, respectively, and our marketable debt securities amounted to Ps.12,005 million and Ps.23,894 million, respectively,

For June 30, 2011 and June 30, 2012, our deposits and reverse repurchase agreements amounted to Ps.473,096 million and Ps.541,911 million, respectively, and our marketable debt securities amounted to Ps.38,432 million and Ps.21,963 million, respectively.

CONSOLIDATED INCOME STATEMENT DATA IN ACCORDANCE WITH MEXICAN BANKING GAAP

	For the year ended December 31,										For the six months ended June 30,
	2007		2008		2009		2010		2011		2011		2012
	(Millions of pesos)
Interest income	Ps.	54,107	Ps.	59,274	Ps.	45,599	Ps.	39,200	Ps.	46,680	Ps.	21,551	Ps.	27,256
Interest expense		(26,194)		(28,615)		(18,347)		(12,911)		(17,874)		(8,027)		(10,757)
Monetary loss, net(1)		(1,841)		—		—		—
Financial margin		26,072		30,659		27,252		26,289		28,806		13,524		16,499
Allowance for loan losses		(7,662)		(15,832)		(15,320)		(8,425)		(6,556)		(3,435)		(3,962)
Financial margin after allowance for loan losses		18,410		14,827		11,932		17,864		22,250		10,089		12,537
Commission and fee income		12,771		12,880		11,046		11,376		12,524		6,188		7,008
Commission and fee expense		(3,890)		(3,217)		(2,539)		(1,964)		(2,292)		(1,132)		(1,209)
Net gain/(loss) on financial assets and liabilities		(3,162)		(438)		7,325		4,201		888		910		860
Other operating income/(loss)		511		(68)		554		17		1,067		502		2,675
Administrative and promotional expenses		(14,928)		(16,417)		(15,759)		(16,075)		(18,111)		(8,260)		(9,035)
Total operating income		9,712		7,567		12,559		15,419		16,326		8,297		12,836
Equity in results of subsidiaries and associated companies		42		43		95		31		70		40		36
Income from continuing operations before income taxes		9,754		7,610		12,654		15,450		16,396		8,337		12,872
Current income taxes		(4,158)		(1,923)		(4,759)		(2,087)		(4,269)		(5,062)		(2,819)
Deferred income taxes		2,483		2,397		3,418		(346)		1,734		3,254		246
Income from continuing operations		8,079		8,084		11,313		13,017		13,861		6,529		10,299
Discontinued operations		3,492		443		513		834		4,822		290		0
Consolidated net income		11,571		8,527		11,826		13,851		18,683		6,819		10,299
Non-controlling interest		(1)		(1)		(1)		(1)		(1)		(1)		(1)
Net income	Ps.	11,570	Ps.	8,526	Ps.	11,825	Ps.	13,850	Ps.	18,682	Ps.	6,818	Ps.	10,298

(1)	Beginning on January 1, 2008, we were no longer required by Mexican Banking GAAP to recognize the effects of inflation in our consolidated statement of income.

CONSOLIDATED BALANCE SHEET DATA IN ACCORDANCE WITH MEXICAN BANKING GAAP

	As of December 31,										As of June 30,
	2007		2008		2009		2010		2011		2011		2012
									(Millions of pesos)
Assets
Cash and due from banks	Ps.	63,718	Ps.	134,366	Ps.	78,144	Ps.	102,141	Ps.	84,862	Ps.	104,679	Ps.	96,468
Margin accounts		4,994		7,398		3,025		7,812		7,910		8,261		3,825
Investment in securities		212,925		188,322		182,656		205,962		222,641		237,578		263,697
Sale and repurchase agreements		15,162		—		11,380		10,256		3,478		7,262		4,827
Derivative financial instruments		31,923		77,189		78,528		97,814		85,978		79,999		87,857
Valuation adjustment for hedged financial assets		89		12		19		8		122		86		220
Total loans(1)		218,482		229,661		207,737		227,556		313,673		290,466		338,905
Allowance for loan losses		(5,735)		(9,926)		(11,368)		(10,254)		(11,191)		(12,892)		(11,101)
Other receivables (net)		24,588		19,096		16,319		19,816		13,648		20,771		36,483
Foreclosed assets (net)		153		171		180		163		253		305		196
Property, furniture and fixtures (net)		5,723		5,953		5,672		5,470		5,592		5,238		3,780
Long-term investment in shares		531		450		482		203		234		206		203
Deferred taxes (net)		—		1,887		5,801		5,042		8,063		8,722		8,425
Other assets (net)		1,769		2,072		2,267		2,380		3,912		4,249		4,014
Discontinued operations		2,903		4,760		6,828		7,448		—		10,702		—
Total assets	Ps.	577,225	Ps.	661,411	Ps.	587,670	Ps.	681,817	Ps.	739,175	Ps.	765,632	Ps.	837,799

	As of December 31,										As of June 30,
	2007		2008		2009		2010		2011		2011		2012
									(Millions of pesos)

Liabilities
Deposits	Ps.	247,438	Ps.	302,718	Ps.	243,800	Ps.	276,849	Ps.	309,194	Ps.	299,645	Ps.	330,875
Local bank bonds outstanding		-		1,182		1,305		6,237		21,676		17,084		21,878
Interbank loans and loans from other entities		4,740		21,655		9,745		18,863		19,554		23,627		24,804
Creditors under sale and repurchase agreements		173,410		130,718		128,582		113,039		120,590		162,609		168,227
Collateral sold or pledged as guarantee (securities loans)		9,590		4,670		9,479		21,299		15,478		15,820		18,766
Derivative financial instruments		29,755		83,452		76,022		91,140		90,649		78,362		87,960
Subordinated debentures outstanding		3,310		4,183		3,933		—		—		—		—
Other payables		41,732		37,689		34,328		64,849		72,493		72,705		88,648
Deferred taxes (net)		658		—		—		—		—		—		—
Deferred revenues and prepaid income		399		617		1,167		1,238		1,062		1,160		1,096
Discontinued operations		2,013		3,393		(5,336)		5,878		—		8,872		—
Total liabilities	Ps.	513,045	Ps.	590,277	Ps.	513,697	Ps.	599,392	Ps.	650,696	Ps.	679,884	Ps.	742,254
Shareholders’ equity	Ps.	64,180	Ps.	71,134	Ps.	73,973	Ps.	82,425	Ps.	88,479	Ps.	85,748	Ps.	95,545
Total liabilities and shareholders’ equity	Ps.	577,225	Ps.	661,411	Ps.	587,670	Ps.	681,817	Ps.	739,175	Ps.	765,632	Ps.	837,799

(1)	Includes non-performing assets as follows:

	As of December 31,										As of June 30,
	2007		2008		2009		2010		2011		2011		2012
	(Millions of pesos)
Non-performing assets	Ps.	3,957	Ps.	7,208	Ps.	3,565	Ps.	3,818	Ps.	5,316	Ps.	6,769	Ps.	4,953

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

This section contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Special Note Regarding Forward-Looking Statements” and “Risk Factors” and the matters set forth in this prospectus generally.

The following discussion is based on, and should be read in conjunction with, our audited financial statements and related notes contained elsewhere in this prospectus, as well as “Summary Financial and Operating Data,” “Selected Financial and Operating Data” and the other financial information appearing elsewhere in this prospectus.  Our financial statements as of and for the years ended December 31, 2010 and 2011 have been prepared in accordance with IFRS, and the unaudited condensed consolidated financial statements as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 have been prepared in accordance with IAS 34.

Overview

We are the second largest financial services holding company in Mexico based on net income and the fourth largest financial services holding company in Mexico based on total assets, deposits and loans as of June 30, 2012, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV).  Through our bank and other subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, securities underwriting and brokerage and custody services, and asset management.  Our principal subsidiaries are Banco Santander Mexico, our commercial bank subsidiary, Casa de Bolsa Santander, our brokerage subsidiary, and Gestión Santander, our asset management subsidiary.  As of June 30, 2012, we had total assets of Ps.837.1 billion (U.S.$62.4 billion) and shareholders’ equity of Ps.97.7 billion (U.S.$7.3 billion), and for the six months ended June 30, 2012, we had net income of Ps.9.4 billion (U.S.$0.7 billion), which represented a return on average shareholders’ equity, or ROAE, of 19.9% for that period.  Our most significant subsidiary is Banco Santander Mexico, which as of June 30, 2012 accounted for 99.8% of our total assets and 101.1 % of our shareholders’ equity, and for the six months ended June 30, 2012 accounted for 98.0% of our net income.  As of June 30, 2012, Banco Santander Mexico had total loans net of allowance outstanding of Ps.338.0 billion (U.S.$25.2 billion), total deposits of Ps.489.1 billion (U.S.$36.5 billion) and 1,097 branches located throughout Mexico.

We offer a differentiated financial services platform in Mexico focused on the client segments that we believe are most profitable, such as high- and mid-income individuals and small and medium-sized enterprises, or SMEs, while also providing integrated financial services to individuals of other social classes, as well as to medium and large companies in Mexico.  We began to implement our client segmentation strategy in 2008 through the development of our information technology systems, product offerings, distribution channels and internal practices.

Principal Factors Affecting Our Financial Condition and Results of Operations

All of our operations are located in Mexico.  Consequently, our results of operations and our financial condition are strongly affected by the general economic environment and political conditions existing in Mexico.

Economic Environment

During 2009, the world economy experienced its sharpest decline in decades.  Given its important commercial ties with the economy of the United States, Mexico suffered the sharpest decline in its GDP since 1932, with an annual GDP growth rate of (6.2)%.  The deep deterioration of external demand in 2009 caused a drastic decline in Mexican exports linked to key sectors such as manufacturing.  The Mexican financial system was affected by considerable volatility of the economy in general.  In addition, during the second quarter of 2009, the A/H1N1 influenza outbreak temporarily affected economic activity in several sectors, especially those related to tourism and leisure.  The economic slowdown as well as the decline in global food and energy prices, caused inflation pressures to ease.

In 2010, economic activity recovered from the lows observed in 2009, mainly driven by a sharp rebound in external demand.  GDP growth was 5.5% in 2010, with broad recoveries in all sectors, particularly in the manufacturing and services sectors.  Manufacturing increased 10.0%, while electricity, water and gas supply sectors grew 10.3% in real annual terms in the same period.  Headline inflation reached 4.4% for the year, slightly above the Mexican Central Bank’s (Banco de México) long-term objective of 3.0%.  The consequences of the worldwide financial crisis that began in 2008 continued to affect our operating performance during the first half of 2010.  Specifically, write-offs related to our credit card business were made during this period, while low interest rates had an adverse impact on our financial margins.  However, as the Mexican economy strengthened in the second half of 2010, business conditions improved in Mexico.

In 2011, the Mexican economy continued to grow.  Mexico’s GDP grew 3.9%, with strong growth rates in the industrial and services sectors.  Manufacturing increased 5.2% in 2011 compared to 2010, while construction increased by 4.9% during 2011.  At the same time, headline inflation decreased slightly to 3.8% for the year compared to 4.4% in 2010.  In April 2011, the peso strengthened to levels not reached since October 2008.  However, global uncertainty increased volatility in the foreign exchange market.

During the first half of 2012, the Mexican economy continued to grow.  Mexico’s GDP grew 4.3% on an annualized basis, with particularly strong growth rates in agricultural activities at 7.6% during the period.  Service activities grew 4.4% in the first half of 2012 compared to the first half of 2011, driven partially by financial services and insurance which increased by 12.3% during the same period.  At the same time, headline inflation remained stable during the first and second quarter of 2012 at 3.9% on an annualized basis. The peso strengthened slightly during the first half of the year.  However, global uncertainty continues to increase volatility in the foreign exchange market.  For more detailed information on the Mexican economy, see “Business—Market Opportunity—Stable economy with high potential.”

Trends Affecting our Financial Condition and Results of Operations

The Mexican financial services sector is likely to remain competitive with a large number of financial services providers and alternative distribution channels.  Additionally, further consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as other major banks look to increase their market share, combine with complementary businesses or strengthen their balance sheets.  In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the sector.

•
The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on us or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:

•
uncertainties relating to economic growth expectations and interest rate cycles in Mexico and continued instability and volatility in the financial markets, and the impact they may have over the yield curve and exchange rates;

•	the resulting effect of the global economic slowdown on the United States and Europe and fluctuations in local interest and exchange rates;

•	changes in the credit quality of our loan portfolio as a result of inorganic or organic growth;

•	increases in our cost of funding could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;

•	increased competition may lead to tightening of our margins;

•	inflationary pressures that may lead to increases in interest rates and decreases in growth;

•	acquisitions or restructurings of businesses that do not perform in accordance with our expectations or that subject us to previously unknown risks; and

•	increased regulation, government intervention and new laws prompted by the global financial crisis which could change our industry and require us to modify our businesses or operations.

The Mexican economy continues to be influenced by the U.S. economy, and therefore, the deterioration of the United States’ economy or delays in recovery of the U.S. economy may impact the economy of Mexico.  In 2009, the gross domestic product of the United States contracted by 3.5% while Mexican gross domestic product fell by 6.2%.  This recession caused unemployment to increase from an average of 5.8% in 2008 to an average of 9.3% in 2009 in the United States and from 4.3% in September 2008 to 6.4% in September 2009 in Mexico.  This sudden change in economic conditions reduced credit demand, caused a 32.8% depreciation of the peso from September

2008 to March 2009 and triggered a monetary policy response by the Mexican Central Bank that resulted in lower interest rates, which dropped to 4.5% in December 2009 from its December 2008 level of 8.0%.  The continued adverse effects of the U.S. economic slowdown on gross domestic product, unemployment, credit demand, exchange rates and interest rates in Mexico are reasonably likely to have a material adverse effect on our financial condition and results of operations.  In addition, during 2011 and the first half of 2012, the developments in Europe have increased the risk premiums in global credit markets, which in turn have generated volatility in the Mexican financial markets.  Given the transitory nature of such volatility, due to several measures taken by the European authorities, the Mexican economy has not been materially affected by it.  However if the risks associated with the developments in Europe increase, the Mexican economy and its financial sector could be adversely affected, which, in turn, could adversely affect our business and results of operations.

Effects of Changes in Interest Rates

During 2009, the performance of financial markets in Mexico was affected by global factors and benefitted from the rally in risky assets that began in March.  However, Mexico’s close ties with the economy of the United States, along with uncertainties on the fiscal front, caused a negative differentiation of Mexican financial variables, particularly the peso, which appreciated to a significantly lesser extent against the U.S. dollar relative to most other currencies.  In the face of the sharpest economic recession since 1995, the Mexican Central Bank reduced interest rates to 4.5%, taking real rates to a negative level for the first time in an easing monetary policy cycle.  The 28-day Mexican Treasury bills (Certificados de la Tesorería de la Federación, or Cetes) rate ranged between 4.5% and 7.9%, with an average rate of 5.4% for the year.

In 2010, economic activity recovered after the crisis of the previous two years and central banks around the world contributed to the economic recovery with monetary policies that kept interest rates close to zero.  Given the fragility of the economic recovery and the situation in the labor markets coming from sharp increases in the prices of commodities, central banks maintained the monetary stimulus in 2010, regardless of inflationary pressures.  In this context, the Mexican Central Bank left the interest rate unchanged at 4.5%, a level set in July 2009.  The 28-day Cetes rate started at 4.5% and by the end of 2010 was at 4.5%, with an average of 4.4% during the year.

In 2011, the Mexican economy continued to recover without experiencing a significant increase in inflation.  In this context, monetary authorities in Mexico have not changed the interest rate, which has been 4.5% since July 2009.  Short-term interest rates, as measured by the 28-day Cetes rate, began 2011 at a level of 4.16% and have remained relatively stable, closing at 4.31% at the end of 2011. The low interest rate environment over the past two years has impacted both our cost of funding and our interest income in different ways depending on the portfolio or activity conducted.  The Assets and Liabilities Committee (Comité de Activos y Pasivos, or ALCO) portfolio (which was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps) provided a hedge against reductions in interest rates, and our sensitivity to a parallel shift of 100 basis points in the interest rate curve at December 31, 2009 was less than 1% of the net interest margin for that year.  Similarly, and given that interest rates have remained stable since 2009, we consider the effects of low interest rates on our net interest margin as non-material in 2010 and 2011.  Our balance sheet is currently positioned such that increases in interest rates would result in increases in net interest margin.  This is reflected in the current levels of NIM consumption which show that a 100 basis point parallel shift in the interest rate curve would result in an increase in the net interest margin.  For further detail, see “Risk Management—Market Risk—Market Risk Management Policies—Assets and Liabilities Management (Banking Books).”

Critical Accounting Policies

The following is a description of certain key accounting policies on which our financial condition and results of operations are dependent.  The key accounting policies generally involve complex quantitative analyses or are based on subjective judgments or assumptions.  Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances.  Actual results may differ from these estimates if assumptions and conditions change.  For a full description of our accounting policies, see notes 1.c. and 2 to our audited financial statements included elsewhere in this prospectus.

Fair value measurements

The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s-length basis.  If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques that are commonly used by the financial markets as explained in note 2.d. to our audited financial statements included elsewhere in this prospectus.

As such, in reaching estimates of fair value, management judgment needs to be exercised.  The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal.  Similarly there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable.  Management judgment is required in the selection and application of appropriate parameters and modeling techniques.

Our financial assets and liabilities carried at fair value are based on, or derived from, observable prices or inputs.  The availability of observable prices or inputs varies by product and market, and may change over time.  For certain instruments, the fair value is determined using valuation techniques appropriate for the particular instrument.  The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity and liquidity in the market.  Valuation techniques include industry standard models.  For more complex products, the valuation models include more complex modeling techniques and parameters, such as volatility, correlation, default rates and loss severity.  Management judgment is required in the selection and application of the appropriate parameters and modeling techniques.  Because the objective of using a valuation technique is to establish the price at which market participants would currently transact, the valuation techniques incorporate all factors that we believe market participants would consider in setting a transaction price.

Valuation adjustments are an integral part of the fair value process that requires the exercise of judgment.  In making appropriate valuation adjustments, we follow methodologies that consider factors such as bid-ask spread valuation adjustments, liquidity, and credit risk (both counterparty credit risk in relation to financial assets and our own credit risk in relation to financial liabilities which are at fair value through profit or loss).

Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the valuation method used to determine their fair value.  Specifically, segmentation is required between those valued using quoted market prices in an active market (level 1), valuation techniques based on observable parameters (level 2) and valuation techniques using significant unobservable parameters (level 3).  This disclosure is provided in note 2.d.iii. to our audited financial statements included elsewhere in this prospectus.

For financial instruments measured at amortized cost (which includes loans, deposits and short and long term debt issued) we disclose the fair value.  This disclosure is provided in note 47.c. to our audited financial statements included elsewhere in this prospectus.  Generally there is no trading activity in these instruments and therefore the fair value determination requires significant management judgment.

Deferred tax assets

As further described in note 2.w. to our audited financial statements included elsewhere in this prospectus, deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the entities will have sufficient future taxable profits against which the deferred tax assets can be utilized.  Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the entities will have sufficient future taxable profits against which they can be utilized.

In determining the amount of deferred tax assets, we use current expectations and estimates on projections of future events and trends which may affect our audited financial statements, including a review of the eligible carryforward periods, available tax planning opportunities and other relevant considerations.

We believe that the accounting estimate related to the deferred tax assets is a critical accounting estimate because it requires significant management judgments and the underlying assumptions used in the estimate can change from period to period (for example, due to tax law changes or variances in our future projected operating performance).

Impairment of other financial assets

Our financial assets classified as available-for-sale are evaluated for impairment at each reporting date.  For investments in debt and equity instruments classified as available-for-sale, evidence of impairment would include, among other things, significant or prolonged decline in fair value, specific conditions in an industry or geographical area or specific information regarding the financial condition of the company to which the investment relates.  Because the estimate for impairment could change from period to period based upon future events that may or may not occur, we consider this to be a critical accounting estimate.

Impairment losses and provisions for off-balance sheet risk

We cover losses inherent in instruments not measured at fair value taking into account the historical loss experience and other circumstances known at the time of assessment.  For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

We use the concept of incurred loss to quantify the cost of the credit, using statistical models that consider the following three factors: “exposure at default,” “probability of default” and “loss given default,” as further discussed in note 2.g. to our audited financial statements included elsewhere in this prospectus.

The accounting estimates and judgments related to the impairment of losses and provisions for off-balance sheet risk are a critical accounting estimate for us because the underlying assumptions used to assess the impairment can change from period to period and may significantly affect our results of operations, particularly in circumstances of economic and financial uncertainty.  Further, the statistical models incorporate numerous estimates and judgments. As such, the actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual losses to differ from the reported reserves or provisions.

Goodwill and business combinations

Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recorded in connection with acquisitions as well as acquired intangible assets.  Accounting for goodwill and acquired intangible assets requires management’s estimates regarding: (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recorded, (2) the amortization period (for identified intangible assets other than those with indefinite lives or goodwill) and (3) the recoverability of the carrying value of acquired intangible assets.

To determine the initial amount of goodwill to be recognized on an acquisition, we determine the fair value of the consideration and the fair value of the net assets acquired.  We use internal analysis, generally based on discounted cash flow techniques, to determine the fair value of the net assets acquired and non-cash components of the consideration paid.  The actual fair value of net assets acquired could differ from the fair value determined, resulting in an under- or over-statement of goodwill.

The useful lives of acquired intangible assets are estimated based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the acquired entity.

Provisions and contingent assets and liabilities

We conduct our business in many different legal, regulatory and tax environments, and, accordingly, legal claims, regulatory proceedings or uncertain income tax positions may arise.

The use of estimates is important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax positions.  We estimate and provide for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax positions to the extent that such losses are probable and can be estimated, in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” or IAS 12, “Income Taxes,” respectively.  Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different.

Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters cannot be assured.  Significant judgment is required in assessing the probability and amount of possible losses related to contingencies.  Our actual losses may differ materially from recognized amounts.

Results of Operations for the Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011

The following table presents our consolidated results of operations for the six months ended June 30, 2012 as compared to the six months ended June 30, 2011.

	For the six months ended June 30,
	2011		2012		2012		2011/2012
	(Millions of pesos)				(Millions of U.S. dollars)(1)		% Change
Interest income and similar income	Ps.	21,477	Ps.	27,392	U.S.$	2,043	27.54%
Interest expenses and similar charges		(8,211)		(10,929)		(815)	33.10
Net Interest Income		13,266		16,463		1,228	24.10%
Income from equity instruments		183		155		12	(15.30)
Fee and commission income (net)		5,081		5,717		426	12.52
Gains/(losses) on financial assets and liabilities (net)		478		515		38	7.74
Exchange differences (net)		(12)		(3)		0	(75.00)
Other operating income		284		281		21	(1.06)
Other operating expenses		(771)		(871)		(65)	12.97
Total Income		18,509		22,257		1,660	20.25%
Administrative expenses		(6,767)		(7,393)		(552)	9.25
Personnel expenses		(3,564)		(4,016)		(300)	12.68
Other general administrative expenses		(3,203)		(3,377)		(252)	5.43
Depreciation and amortization		(700)		(753)		(56)	7.57
Impairment losses on financial assets (net)
Loans and receivables(2)		(2,286)		(3,515)		(262)	53.76
Impairment losses on other assets (net):		(93)		0		0	(100.00)
Other intangible assets		(30)		0		0	(100.00)
Non-current assets held for sale		(63)		0		0	(100.00)
Provisions (net)(3)		738		313		23	(57.59)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		1		1,733		129	173,200.00
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		5		49		4	880.00
Operating Profit Before Tax		9,407		12,691		946	34.91%
Income tax		(2,471)		(3,274)		(244)	32.50
Profit from Continuing Operations		6,936		9,417		702	35.77%

	For the six months ended June 30,
	2011		2012		2012		2011/2012
	(Millions of pesos)				(Millions of U.S. dollars)(1)		% Change
Profit from Discontinued Operations (net)(4)		277		0		0	(100.00)
Consolidated Profit for the Period	Ps.	7,213	Ps.	9,417	U.S.$	702	30.56%
Profit attributable to the Parent		7,212		9,416		702	30.56
Profit attributable to non-controlling interests		1		1		0	0.00

(1)
Results for the six months ended June 30, 2012 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.13.4084 per U.S.$1.00 as calculated on June 29, 2012 and reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on July 2, 2012 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(2)	Provisions to the credit loss allowance less recoveries of loans previously written off.

(3)	Principally includes provisions, taxes and legal contingencies and contingent liabilities and commitments.

(4)	Profit from discontinued operations (net) reflects the profit originated from the operations of Seguros Santander, S.A. during the six months ended June 30, 2011.

Summary

Consolidated profit for the six months ended June 30, 2012 was Ps.9,417 million, a 30.6% or Ps.2,204 million increase from Ps.7,213 million for the six months ended June 30, 2011.  The increase for the six months ended June 30, 2012 was mainly due to:

•
a 24.1% increase in net interest income due primarily to a Ps.18,895 million increase in average volume in our mortgage portfolio and a Ps.27,443 million increase in our commercial loan portfolio for the six months ended June 30, 2012 compared to same period in 2011;

•
an increase in gains (losses) on disposal of assets not classified as non-current of Ps.1,732 million related to the net profit gained from our real estate sale and lease back transaction with Fibra Uno in April 2012 relating to 220 branches. See “Business – Properties”;

•
a 12.5% increase in net income from fees and commissions to Ps.5,717 million, due to an increase in the sale of insurance products in addition to increased net fees and commissions related to financial advisory services; and

•	a 57.6% decrease in provisions to Ps.313 million, driven by the release of provisions created in previous years with respect to undrawn credit lines that were above the required amount of provisions.

These increases were partly offset by (i) a Ps.1,229 million, or 53.8%, increase in impairment losses on loans and receivables, driven mainly by growth in our loan portfolio, (ii) a Ps.112,786 million, or 25.8%, increase in the average volume of our interest bearing liabilities, consisting mainly of an increase in average volume of reverse repurchase agreements, time deposits and other liabilities, together with a 42 basis point decline in yield spread, (iii) a Ps.626 million, or 9.3%, increase in administrative expenses, due primarily to increases in bonuses and headcount and (iv) higher other operating expenses, which increased Ps.100 million, or 13.0%, for the six months ended June 30, 2012 compared to the same period in 2011, mainly due to increased Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB) contributions.

Net Interest Income

Our interest income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps.19,370 million, or 70.7%, of our total interest and similar income for the six months ended June 30, 2012, with the balance consisting of interest from debt instruments, cash and cash-balances with the Mexican Central Bank, income from hedging operations and other interest income.

Our interest expense consists mainly of interest paid on customer deposits.  For the six months ended June 30, 2012, interest expense on customer deposits was Ps.6,325 million, representing 57.9% of our total interest expense for that period.  Interest expenses from time deposits, demand accounts and reverse repurchase agreements relating to Mexican government securities with non-financial institution customers amounted to Ps.2,716 million, Ps.1,047 million, and Ps.2,562 million, respectively, for the six months ended June 30, 2012, representing 24.9%, 9.6% and 23.4% of our total interest expenses for the period, respectively.  In addition, interest expense on deposits from credit institutions (which includes reverse repurchase agreements with financial institutions) was Ps.2,326 million, representing 21.3% of our total interest expense for the six months ended June 30, 2012.  Interest expenses increased by Ps.2,718 million or 33.1% for the six months ended June 30, 2012 compared to same period in 2011.

Our net interest income for the six months ended June 30, 2012 was Ps.16,463 million, a 24.1% or Ps.3,197 million increase from Ps.13,266 million for the same period in 2011.  This increase was mainly due to an increase in average total interest earning assets, caused principally by growth in our lending activities, and was offset in part by reduced spreads on our lending activity.  The decreased spreads occurred in a stable interest rate environment and mainly reflected the lower yields on loans to SMEs and consumer loans, the average balance of which increased in the first half.

The following table sets forth the components of our interest income and similar income and interest expenses and similar charges for the six months ended June 30, 2011 and 2012.

	For the six months ended June 30,
	2011		2012		2011/2012
	(Millions of pesos)				% Change
Interest income and similar income
Cash and balances with the Mexican Central Bank	Ps.	723	Ps.	717	(0.83%)
Loans and advances to credit institutions		445		1,309	194.16
Loans and advances to customers – excluding credit cards		10,967		14,259	30.02
Loans and advances to customers – credit cards		3,149		3,802	20.74
Debt instruments		5,480		6,498	18.58
Income from hedging operations		615		728	18.37
Other interest income		98		79	(19.39)
Total	Ps.	21,477	Ps.	27,392	27.54%

Interest expenses and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(1,667)	Ps.	(2,326)	39.53%
Customer deposits – Demand accounts		(644)		(1,047)	62.58
Customer deposits – Time deposits		(2,224)		(2,716)	22.12
Customer deposits – Reverse repurchase agreements		(1,878)		(2,562)	36.42
Marketable debt securities and other financial liabilities		(721)		(685)	(4.99)
Other liabilities		(899)		(1,393)	54.95
Other interest expenses		(178)		(200)	12.36
Total	Ps.	(8,211)	Ps.	(10,929)	33.10%

Net interest income	Ps.	13,266	Ps.	16,463	24.10%

The following table sets forth the components of our average loans and advances to customers for the six months ended June 30, 2011 and 2012.

	As of June 30,
	2011		2012		2011/2012
	(Millions of pesos)				% Change
Average loans and advances to customers
Commercial, financial and industrial	Ps.	178,320	Ps.	205,764	15.39%
Mortgage		44,950		63,845	42.04
Installment loans to individuals		41,588		53,704	29.13
Revolving consumer credit card loans		24,295		30,425	25.23
Non-revolving consumer loans		17,293		23,279	34.62
Total	Ps.	264,858	Ps.	323,313	22.07%

Average total interest earning assets was Ps.674,784 million for the six months ended June 30, 2012, a 30.7% or Ps.158,504 million increase from Ps.516,280 million for the six months ended June 30, 2011.  This increase was due to (i) an increase in the average volume of loans and advances to customers excluding credit cards of Ps.52,325 million, or 21.8%, from Ps.240,563 million for the six months ended June 30, 2011 to Ps.292,888 million for the six months ended June 30, 2012, (ii) an increase of Ps.54,569 million, or 29.0%, in the average volume of debt instruments, from Ps.188,241 million for the six months ended June 30, 2011 to Ps.242,810 million for the six months ended June 30, 2012, (iii) an increase in the average balance of loans and advances to credit institutions of Ps.45,741 million, or 145.8%, from Ps.31,375 million for the six months ended June 30, 2011 to Ps.77,116 million for the six months ended June 30, 2012 and (iv) an increase in average balance of revolving consumer credit card loans of Ps.6,130 million, or 25.2%, from Ps.24,295 million for the six months ended June 30, 2011 to Ps.30,425 million for the six months ended June 30, 2012.  These increases were offset in part by a slight decrease in the average volume of cash balances with the Mexican Central Bank for the six months ended June 30, 2012 compared to the same period in 2011.

Interest income and similar income from interest earning assets increased by Ps.5,915 million, or 27.5%, from Ps.21,477 million for the six months ended June 30, 2011 to Ps.27,392 million for the six months ended June 30, 2012, due primarily to an increase in interest income on loans and advances to customers excluding credit cards.  The increase in interest income on loans and advances to customers excluding credit cards was driven primarily by the Ps.52,325 million increase in average volumes in our customer loan portfolio excluding credit cards for the six months ended June 30, 2012 compared to the same period in 2011, which was comprised of a Ps.18,895 million increase in the average volume of our mortgage portfolio, a Ps.27,443 million increase in average commercial loans, together with an increase of Ps.5,987 million in the average volume of our consumer loan portfolio.  The increase in average volume of our mortgage portfolio was mainly due to organic growth and in part to our acquisition of the GE Capital residential mortgage business.  The increase in our customer loan portfolio excluding credit cards was due to heightened commercial activity related to the launch of successful new products intended to be tailored to the diverse needs of our customers.

Average interest rates on interest earning assets decreased by 20 basis points, from 8.32% for the six months ended June 30, 2011 to 8.12% for the six months ended June 30, 2012, which was mainly due to a 93 basis point decrease in the average interest rate on the credit card portfolio, from 25.92% for the six months ended June 30, 2011 to 24.99% for the six months ended June 30, 2012, resulting from an increase in the volume of credit cards benefitting from promotional rates, as well a reduction in the average volume of revolving credit card loans that bear higher rates, and a 47 basis point decrease in the average interest rate on debt instruments from 5.82% for the six months ended June 30, 2011 to 5.35% for the six months ended June 30, 2012.  These decreases were offset in part by a 62 basis point increase in the average interest rate on the customer loan portfolio excluding credit cards from 9.12% for the six months ended June 30, 2011 to 9.74% for the six months ended June 30, 2012 and by a 56 basis point increase in the average interest rate on loans and advances to credit institutions, from 2.84% for the six months ended June 30, 2011 to 3.39% for the six months ended June 30, 2012.

The increase in the yield earned on our customer loan portfolio excluding credit cards was mainly due to an increase of 16 basis points in the average interest earned over our mortgage portfolio, from 10.81% for the six months ended June 30, 2011 to 10.97% for the six months ended June 30, 2012, together with a 40 basis point increase in the average interest rate earned on our Global Wholesale Banking portfolio, from 5.57% for the six months ended June 30, 2011 to 5.97% for the six months ended June 30, 2012. The increase in the average interest earned on our mortgage portfolio principally resulted from a reduction in the volume of installment payments forgiveness of certain mortgage products offered under our “SuperCasa with Contingent Fund” and “SuperRecompensa” programs described below with lower effective rates resulting from a feature whereby we forgive specified installments on the loan provided the customer timely pays installments on the loan, partially offset by increased volumes of new mortgage products for the six months ended June 30, 2012 that have a lower interest rate than loans in our mortgage portfolio originated prior to that period, such as Hipoteca Light and Hipoteca10X1000.

With respect to our “SuperCasa with Contingent Fund” and “SuperRecompensa” program mortgage products, we deduct the full amount of any forgiven installment payment from interest income in the accounting period in which the installment payment was due, while reducing the principal amount of the applicable mortgage loan by the amount of the principal portion of the installment payment forgiven.  We do not use estimates in connection with determining the impact on yield of such forgiven payments as their impact is direct. During the six months ended June 30, 2011 and 2012, we forgave Ps.217.1 million and Ps.189.2 million, respectively. These amounts represent 1.0% and 0.7% of our interest earned for the six months ended June 30, 2011 and June 30, 2012, respectively.  If such amounts had not been deducted from interest income, our yield on average interest earning assets would have increased from 8.32% to 8.40% in the 2011 period and 8.12% to 8.17% in the 2012 period.

The “SuperRecompensa” program is a timely payment benefit program in place since 2005 that was granted to customers who purchased a “SuperRecompensa” mortgage loan and consists of one installment payment forgiveness per year. If a customer misses a payment in a given year, the customer would be eligible for the installment payment forgiveness again in the following year if it makes 11 consecutive payments on a timely basis. The “SuperRecompensa” benefit program continues to be marketed by our sales force but its share in the mix of mortgage products has declined since various other mortgage products have been developed and because this mortgage product ceased to be actively promoted in May 2010. The underwriting standards applicable to our “SuperRecompensa” program mortgage product are the same as those we apply to any mortgage loan. This product is offered to any of our customers that meet our mortgage loan criteria. As of June 30, 2012, approximately 30% of our mortgage loan portfolio had this installment forgiveness feature. In the six months ended June 30, 2012, only 2% of our originated mortgage loans correspond to this mortgage product.

The “SuperCasa with Contingent Fund” program mortgage product was cancelled in October 2008. “SuperCasa with Contingent Fund” was a timely payment benefit program that was granted to customers who purchased a “SuperCasa with Contingent Fund” mortgage loan from June 2005 to October 2008 and consists of 3 or 6 installment payments forgiveness depending on the term of the “SuperCasa with Contingent Fund” mortgage loan purchased. If the term of the mortgage loan is from 5 to 14 years, we forgive any 3 monthly installment payments chosen by the client. If the term of the mortgage loan is 15 to 20 years, we forgive any 6 monthly installment payments chosen by the client. Installment payments may be forgiven only if the customer pays timely the first 36 monthly installment payments of the mortgage loan. If the customer defaults in any one of these first 36 installment payments, the benefit from this program is cancelled immediately. After the first 36 months, the customer is eligible to have installments forgiven up to the numbers of installment referred to above so long as it complies with program conditions. As of June 30, 2012, approximately 11.5% of our mortgage loan portfolio has this installment forgiveness feature.

As of June 30, 2012, the percentage of our customers under the “SuperRecompensa” program that meet the program terms to have the installment payment forgiven is 91.4%. From January 1, 2010 to June 30, 2012, the percentage of our customers under the “SuperRecompensa” program that met the program terms has remained stable.

As of June 30, 2012, the percentage of our customers under the “SuperCasa with Contingent Fund” program that met the program terms to have the installment payments forgiven is 49.5%. From January 1, 2010 to June 30, 2012, the percentage of our customers under the “SuperCasa with Contingent Fund” program that met the program terms has remained stable.

Average volume of commercial loans grew by Ps.27,443 million, from Ps.178,321 million for the six months ended June 30, 2011 to Ps.205,764 million for the six months ended June 30, 2012.  This increase was comprised of an increase of (i) Ps.13,112 million in average volume of loans to Global Wholesale Banking segment clients, (ii) Ps.9,610 million in average volume of loans to middle-market corporations, (iii) Ps.7,504 million in average volume of loans to SMEs and (iv) Ps.836 million in average volume of loans to institutions (including state and municipal loans and loans to universities), offset by a decrease of Ps.2,920 million in the trading portfolio managed by the Global Wholesale Banking segment.  Average Global Wholesale Banking segment loans increased organically as part of its commercial activity, principally in project finance and syndicated medium-term loans.  The increase in average volume of loans to middle-market corporations was due to improved lending execution processes where lending opportunities are identified and closely pursued.  Similarly, the increase in SME average loan volumes resulted from increased commercial activity together with more streamlined approval processes and tailored product offerings.  The average Global Wholesale Banking segment loan yield increased by 40 basis points, from 5.57% for the six months ended June 30, 2011 to 5.97% for the six months ended June 30, 2012, due to better pricing of new loans, consisting mainly of long and medium-term loans, including for project finance. The average interest rate earned from loans to middle-market corporations decreased by 8 basis points, from 7.39% for the six months ended June 30, 2011 to 7.31% for the six months ended June 30, 2012, mainly due to the slight increase in volume of secured loans in the first half of 2012 compared to the same period in 2011.  The average interest rate earned from loans to SMEs decreased by 23 basis points, from 15.18% for the six months ended June 30, 2011 to 14.95% for the six months ended June 30, 2012, as a result of an increased volume of substitution loans to SMEs, which are higher credit quality loans that SMEs refinance with us as lender due to the lower interest rates we offer for these loans.  The average interest rate earned from loans to institutions increased by 20 basis points, from 6.43% for the six months ended June 30, 2011 to 6.63% for the six months ended June 30, 2012, mainly due to a restructured state government loan which resulted in a higher interest rate.

Interest income earned on our trading portfolio decreased by Ps.67 million, from Ps.268 million for the six months ended June 30, 2011 to Ps.201 million for the six months ended June 30, 2012, due to a decrease of Ps.2,920 million in the average balance of our trading portfolio, from Ps.11,868 million for the six months ended June 30, 2012 to Ps.8,948 million for the six months ended June 30, 2011.  The decrease in the average balance of this portfolio was due to decreased money market activities by our Global Wholesale Banking segment clients.

Interest income earned from debt instruments increased Ps.1,018 million, from Ps.5,480 million for the six months ended June 30, 2011 to Ps.6,498 million for the six months ended June 30, 2012, or 18.6%, reflecting an increase of Ps.54,569 million in the average balance of the portfolio, from Ps.188,241 million for the six months ended June 30, 2011 to Ps.242,810 million for the six months ended June 30, 2012.  The increase in interest income from debt instruments was mainly due to a Ps.48,378 million increase in the average volume of debt instruments administered by our Global Wholesale Banking segment, offset by (i) a 56 basis point decrease from 5.90% for the six months ended June 30, 2011 to 5.34% for the six months ended June 30, 2012 in the average interest rate over debt instruments administered by our Global Wholesale Banking segment, (ii) a Ps.6,191 million decrease in average balance of debt instruments administered by ALCO, from Ps.60,243 million for the six months ended June 30, 2011 to Ps.54,052 million for the six months ended June 30, 2012 and (iii) a 25 basis point decrease from 5.63% for the six months ended June 30, 2011 to 5.38% for the six months ended June 30, 2012 in the average interest rate earned from debt instruments administered by ALCO.  The increase in volume of debt instruments administered by the Global Wholesale Banking segment was mainly due to increased repurchase and resale activity in fixed-rate instruments. The decrease in the average balance of debt instruments administered by ALCO was primarily due to debt instruments that matured during the first half of 2012 and were not replaced.

The positive effect of the increase in our average interest earning assets was partially offset by the overall decrease in the average yield of these assets and an increase in the average cost and average balance of our interest bearing liabilities in the first half of 2012 compared to the same period in 2011.  The combined effect of a decrease of 20 basis points in the average yield on our interest earning assets together with an increase of 22 basis points in the cost of our interest bearing liabilities resulted in a decrease in the net interest spread of 42 basis points.  However, net interest income increased by Ps.3,197 million, due mainly to the increase in the average volume of interest earning assets of Ps.158,504 million with an average interest rate of 8.12%, whereas interest bearing liabilities increased by Ps.112,786 million with an average cost of 3.97%.  The increase in interest expense over average interest bearing liabilities of Ps.2,718 million is due to the increase in volume of time deposits by Ps.20,324 million, reverse repurchase agreements by Ps.31,482 million, deposits from credit institutions and the Mexican Central Bank by Ps.29,030 million, demand accounts by Ps.10,603 million and an increase of Ps.24,974 million in other liabilities.

Average total interest bearing liabilities for the six months ended June 30, 2012 were Ps.550,381 million, a 20.5% or Ps.112,786 million increase from Ps.437,595 million for the six months ended June 30, 2011.  Interest expenses increased by Ps.2,718 million, or 33.1%, from Ps.8,211 million for the six months ended June 30, 2011 to Ps.10,929 million for the six months ended June 30, 2012.  The principal drivers of this increase were (i) an increase of Ps.684 million in interest expenses over reverse repurchase agreements, from Ps.1,878 million for the six months ended June 30, 2011 to Ps.2,562 million for the six months ended June 30, 2012, due to an increase of Ps.31,481 million in the average balance of reverse repurchase agreements resulting from an increase in activity by clients seeking more stable products given the volatility in the markets, (ii) an increase of Ps.659 million in interest expense related to deposits from credit institutions and the Mexican Central Bank, due primarily to an increase in the average balance of Ps.29,030 million, from Ps.84,029 million for the six months ended June 30, 2011 to Ps.113,059 million for the six months ended June 30, 2012, together with an increase in the average interest rate of 14 basis points, from 3.97% for the six months ended June 30, 2011 to 4.11% for the six months ended June 30, 2012, due to increased reverse repurchase agreements by the financial institutions group within our Global Wholesale Banking segment as part of their commercial activities, (iii) an increase in interest expenses of Ps.516 million over other liabilities, due primarily to an increase in the average balance of Ps.24,974 million, from Ps.40,325 million for the six months ended June 30, 2011 to Ps.65,299 million for the six months ended June 30, 2012, offset by a decrease of 46 basis points in the interest rate, from 5.34% for the six months ended June 30, 2011 to 4.88% for the six months ended June 30, 2012, and (iv) an increase by Ps.492 million in interest expenses on time deposits, from Ps.2,224 million for the six months ended June 30, 2011 to Ps.2,716 million for the six months ended June 30, 2012, due primarily to an increase of Ps.20,324 million in the average balance, from Ps.111,974 million for the six months ended June 30, 2011 to Ps.132,298 million for the six months ended June 30, 2012, combined with an increase of 13 basis points, from 3.97% in the first half of 2011 to 4.10% in the same period in 2012.

Net Fee and Commission Income

Our net fee income consists mainly of commissions charged to customers for credit and debit cards purchases, sales of insurance, investment fund management fees, fees from collection and payment services and fees from financial advisory services, which include mortgage origination fees we charge to clients.

Net fee and commission income for the six months ended June 30, 2012 was Ps.5,717 million, a 12.5% or Ps.636 million increase from Ps.5,081 million for the six months ended June 30, 2011.  The following table presents a breakdown, by product, of our fee and commission income and expenses for the six months ended June 30, 2011 and 2012.

	For the six months ended June 30,
	2011		2012		2011/2012
	(Millions of pesos)				% Change
Fee and commission income
Service charges on deposits accounts	Ps.	260	Ps.	350	34.62%
Credit and debit cards		1,472		1,638	11.28
Insurance		1,078		1,410	30.80
Collection and payment services		658		735	11.70

	For the six months ended June 30,
	2011		2012		2011/2012
	(Millions of pesos)				% Change
Investment funds management		951		946	(0.53)
Foreign exchange		271		271	0.00
Checks and others		192		179	(6.77)
Capital markets and securities activities		138		172	24.64
Administration and custody		139		173	24.46
Financial advisory services		645		638	(1.09)
Other fees and commissions		335		318	(5.07)
Total	Ps.	6,139	Ps.	6,830	11.26%
Fee and commission expense
Credit and debit cards	Ps.	(441)	Ps.	(662)	50.11%
Fund management		(72)		(72)	0.00
Checks and others		(22)		(18)	(18.18)
Capital markets and securities activities		(86)		(64)	(25.58)
Collections and transactional services		(63)		(69)	9.52
Other fees and commissions		(169)		(209)	23.67
Financial advisory services		(205)		(19)	(90.73)
Total	Ps.	(1,058)	Ps.	(1,113)	5.20%
Net fee and commission income	Ps.	5,081	Ps.	5,717	12.52%

Fee and commission income was Ps.6,830 million for the six months ended June 30, 2012, an 11.3%, or Ps.691 million increase from Ps.6,139 million for the six months ended June 30, 2011, mainly due to an increase in fees and commissions earned from the sale of insurance products of Ps.332 million, or 30.8%, an increase in net fees earned from financial advisory services of Ps.179 million, or 40.8%, from Ps.440 million for the six months ended June 30, 2011 to Ps.619 million for the six months ended June 30, 2012, an increase in service charges on deposits accounts of Ps.90 million, or 34.6%, from Ps.260 million for the six months ended June 30, 2011 to Ps.350 million for the six months ended June 30, 2012, and an increase in net fees earned from collection and payment services of Ps.71 million, or 11.9%, from Ps.595 million for the six months ended June 30, 2011 to Ps.666 million in 2012, due to increased transactional activity. The increase in fee and commission income was partially offset by a decrease in net fees and commissions earned from credit cards of Ps.55 million, or 5.3%, for the six months ended June 30, 2011 compared to the six months ended June 30, 2012, together with a decrease in other fees and commissions (net) by Ps.57 million, or 34.3%, from Ps.166 million for the six months ended June 30, 2011 to Ps.109 million for the six months ended June 30, 2012.

Net fees generated from credit and debit cards decreased Ps.55 million, or 5.3%, from Ps.1,031 million for the six months ended June 30, 2011 to Ps.976 million for the six months ended June 30, 2012.  The reduction in net fees in 2012 was due to additional origination costs, related to increased volume of credit cards, together with increased costs of credit card rewards also related to the increased volume of the transactions by our clients.  Credit card issuance costs are generated at the time of issuance, whereas fee income is generated over time when cards are used by our clients.  In addition, we incur increased costs for our new credit card products such as Fiesta Rewards and Black Unlimited, because these products include more competitive rewards to make them more attractive than existing credit cards in the market. While the total number of credit and debit cards outstanding at period end increased by 1,357,003, or 14.8%, to 10,505,779 as of June 30, 2012 compared to 9,148,051 as of June 30, 2011, the average increase in outstanding balances was 25.2%.

The increase in insurance fees and commissions was due to an increase of 15% in insurance policies sold, together with a 40% increase in insurance premiums charged.  These increases were mainly due to our strategy to sell insurance products together with certain products such as consumer loans, mortgages, and SME loans, in addition to increased sales through alternative channels such as ATMs and contact centers.  The increase in net fees earned from financial advisory services was due to a decrease in commissions paid to other institutions for the six months ended June 30, 2012 compared to the six months ended June 30, 2011 due to equity capital markets transactions where we acted as lead or co-lead with few financial institutions participating.

Gains (Losses) on Financial Assets and Liabilities (Net)

Our gains (losses) on financial assets and liabilities consist mainly of gains and losses on financial instruments, and in particular derivatives. The following table shows a breakdown of our net gains (losses) on financial assets and liabilities for the six months ended June 30, 2011 and 2012.

	For the six months ended June 30,
	2011		2012		2011/2012
	(Millions of pesos)				% Change
Interest rate products	Ps.	(1,422)	Ps.	(35)	(97.54%)
Debt instruments		133		530	298.50
Interest rate derivatives		(1,555)		(565)	(63.67)
Equity securities		1,034		67	(93.52)
Equity positions		(728)		633	(186.95)
Equity derivatives		1,762		(566)	(132.12)
Exchange rate products		927		543	(41.42)
Foreign exchange positions		717		369	(48.54)
Foreign exchange derivatives		210		174	(17.14)
Other(1)		(61)		(60)	(1.64)
Total	Ps.	478	Ps.	515	7.74%

(1)	Corresponds to commissions paid to brokers.

Gains on financial assets and liabilities (net) for the six months ended June 30, 2012 were Ps.515 million, an increase of Ps.37 million from a gain of Ps.478 million for the six months ended June 30, 2011, mainly due to the activities of our Global Wholesale Banking segment, where we had a gain of Ps.353 million for the six months ended June 30, 2012 compared to a loss of Ps.45 million for the six months ended June 30, 2011.  This increase in gains on financial assets and liabilities (net) was due to the following.

The loss in interest rate products decreased Ps.1,387 million, from a loss of Ps.1,422 million for the six months ended June 30, 2011 to a loss of Ps.35 million for the six months ended June 30, 2012, mainly due to a Ps.990 million decrease in the loss from interest rate derivatives, from a loss of Ps.1,555 million for the six months ended June 30, 2011 to a loss of Ps.565 million for the six months ended June 30, 2012, and a Ps.397 million increase in gains on debt instruments, from Ps.133 million for the six months ended June 30, 2011 to Ps.530 million for the six months ended June 30, 2012. The swing in the amount of interest rate derivatives is mainly due to market conditions and positioning in the portfolios. All of these derivatives relate to economic hedges. We hedge bonds and interest rate derivatives such as futures and swaps. In 2011, the positioning was in anticipation of a decrease in interest rates during that year, which did not materialize.

During the six months ended June 30, 2012, we had a loss of Ps. 565 million from interest rate derivatives, due mainly to losses of Ps.946 million on short positions in interest rate futures (TIIE futures) in the Mexican Derivatives Exchange (Mercado Mexicano de Derivados, S.A. de C.V., or MexDer) entered into in previous years.  The related losses are due to a decrease in interest rates since then, as the Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE) that we receive is lower than the fixed rate that was established in the relevant trades. The loss from interest rate futures was partially offset by a gain in derivatives swaps of Ps.428 million originated from long positions in these instruments. The decrease in interest rates during the first six months of 2012 originated this gain in our interest rate swaps long position.

In addition, our proprietary trading activities in interest rate derivatives generated losses of Ps.540 million for the six months ended June 30, 2012, compared to losses of Ps.903 million for the six months ended June 30, 2011, due to short positions in interest rate futures, representing 95% of the losses in interest rate derivatives for the six-month period ended June 30, 2012.

Gains on equity securities decreased by Ps.967 million, from a gain of Ps.1,034 million for the six months ended June 30, 2011 to a gain of Ps.67 million for the six months ended June 30, 2012. The gain from equity derivatives for the six months ended June 30, 2012 decreased by Ps.2,328 million, from a gain of Ps.1,762 million for the six months ended June 30, 2011 to a loss of Ps.566 million for the six months ended June 30, 2012. This loss was offset by an increase in gains on equity positions of Ps.1,361 million, from a loss of Ps.728 million for the six months ended June 30, 2011 to a gain of Ps.633 million for the six months ended June 30, 2012.

The loss of Ps.566 million from equity derivatives for the six months ended June 30, 2012 was due to short positions in derivatives of the Mexican Stock Exchange Prices and Quotations Index (IPC futures), as well as forward contracts on stock and indexes in the MexDer entered into in previous years. This loss was offset by a gain in our equity securities position in stocks mainly traded on the Mexican Stock Exchange of Ps.633 million. The IPC quote was 37,077.52 at the end of December 2011 and 40,199.55 at the end of June 2012. This represented an increase of 8.4% in that index. None of our transactions in equity derivatives in 2011 or the first half of 2012 are related to proprietary trading.

Gains on exchange rate products decreased by Ps.384 million, from a gain of Ps.927 million for the six months ended June 30, 2011 to a gain of Ps.543 million for the six months ended June 30, 2012. Gains from foreign exchange derivatives decreased by Ps.36 million, from a gain of Ps.210 million for the six months ended June 30, 2011 to a gain of Ps.174 million for the six months ended June 30, 2012.  Gains in foreign exchange positions generated in daily trading activities decreased by Ps.348 million, from a gain of Ps.717 million for the six months ended June 30, 2011 to a gain of Ps.369 million for the six months ended June 30, 2012.

The peso appreciated 5.1% during the six-month period ended June 30, 2011. As of December 31, 2010, the exchange rate for U.S. dollars was Ps.12.35 per U.S. dollar and as of June 30, 2011 the exchange rate for U.S. dollars was Ps.11.72 per U.S. dollar. The peso appreciated 3.9% during the six-month period ended June 30, 2012. As of December 31, 2011, the exchange rate for U.S. dollars was Ps.13.95 per U.S. dollar and as of June 30, 2012 the exchange rate for U.S. dollars was Ps.13.41. per U.S. dollar. For the first six months of 2011, high volatility in the foreign exchange markets resulting mainly from European market conditions generated pressures against the Mexican peso. This pressure eased for the six months ended June 30, 2012, as a result of which the Mexican peso depreciated against the U.S dollar compared to the previous year.

Exchange Differences (Net)

Our income from exchange differences arises from the effect that fluctuations in the value of the peso against other currencies have on our net foreign currency positions, which are mainly in U.S. dollars.  Exchange differences (net) was a loss Ps.3 million for the six months ended June 30, 2012, a Ps.9 million increase from a loss of Ps.12 million for the six months ended June 30, 2011.  This was due to a slight depreciation of the Mexican peso against the U.S. dollar, mainly due to market conditions that prevailed at the end of the first half of 2012.

Other Operating Income (Net)

Other operating income (net) decreased by Ps.102 million, or 21.0% from a loss of Ps.487 million for the six months ended June 30, 2011 to a loss of Ps.590 million for the six months ended June 30, 2012.

Other operating income decreased by Ps.3 million, or 1.0%, from Ps.284 million for the six months ended June 30, 2011 to Ps.281 million for the six months ended June 30, 2012.

Other operating expenses increased Ps.100 million, or 13.0%, from Ps.771 million for the six months ended June 30, 2011 to Ps.871 million for the six months ended June 30, 2012, mainly due to the increase of Ps.69 million in IPAB contributions, from Ps.578 million to Ps.647 million, due to the increase in our deposits, together with an increase of Ps.41 million in write-offs, from Ps.172 million for the six months ended June 30, 2011 to Ps.213 million for the six months ended June 30, 2012, primarily related to a Ps.63 million increase in charges due to fraud.

Administrative Expenses

Our administrative expenses consist of personnel and other general expenses.  Our personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives.  Our other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes other than income tax, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative expenses increased by Ps.626 million, or 9.3%, from Ps.6,767 million for the six months ended June 30, 2011 to Ps.7,393 million for the six months ended June 30, 2012, primarily due to increased expenses for personnel, rents, and technology and systems.

The following table sets forth administrative expenses for the six months ended June 30, 2011 and 2012, by type.

	For the six months ended June 30,
	2011		2012		2011/2012
	(Millions of pesos)				% Change
Personnel expenses	Ps.	(3,564)	Ps.	(4,016)	12.68%
Other general expenses		(3,203)		(3,377)	5.43%
Administrative services		(291)		(263)	(9.62)
Taxes other than income tax		(425)		(351)	(17.41)
Surveillance and cash courier services		(230)		(230)	0.00
Advertising and communication		(225)		(217)	(3.56)
Maintenance, conservation and repair		(190)		(275)	44.74
Rents		(454)		(565)	24.45
Technology and systems		(746)		(848)	13.67
Stationery and supplies		(75)		(87)	16.00
Insurance premiums		(16)		(21)	31.25
Credit cards		(77)		(77)	0.00
Travel costs		(88)		(98)	11.36
Operating costs		(225)		(179)	(20.44)
Other		(161)		(166)	3.11
Total administrative expenses	Ps.	(6,767)	Ps.	(7,393)	9.25%

Our personnel expenses increased Ps.452 million, or 12.7%, from Ps.3,564 million for the six months ended June 30, 2011 to Ps.4,016 million for the six months ended June 30, 2012, primarily as a result of a 5.3% period-over-period average headcount increase, together with an overall increase of 12.3% in salaries, 5.2% in other personnel expenses and 24.1% in bonuses.  Other personnel expenses include personnel benefits such as medical expenses, social security and pension plans.  The increase in headcount was in our Retail Banking segment to support growth in the segment.  The average headcount in retail banking increased period-over-period by 5.6%.

The increase in personnel expenses resulted from an increase of Ps.403 million, or 13.0%, in retail banking, from Ps.3,110 million for the six months ended June 30, 2011 to Ps.3,512 million for the six months ended June 30, 2012, due to an increase of Ps.205 million, or 34.3% in bonuses, from Ps.599 million in the first half of 2011 to Ps.804 million for the same period in 2012, together with an increase of Ps.199 million in salaries, from Ps.1,628 million in the first half of 2011 to Ps.1,827 million for the same period in 2012.  These increases were partially offset by a reduction in bonuses in wholesale banking of 21.9%, which was due to weaker results.

Other general expenses increased by Ps.174 million, or 5.4%, from Ps.3,203 million for the six months ended June 30, 2011 to Ps.3,377 million for the six months ended June 30, 2012, mainly due to an increase of Ps.111 million, or 24.4%, in rental expenses related to our sale and lease back transaction with Fibra Uno for 220 branches.  In addition, expenses related to technology and systems increased by Ps.102 million, or 13.7%, due to investments necessary to update and improve our systems, including our customer relationship management, or CRM, tools.

Impairment Losses on Financial Assets (Net)

Our impairment losses on loans and receivables increased by Ps.1,229 million, or 53.8%, from Ps.2,286 million for the six months ended June 30, 2011 to Ps.3,515 million for the six months ended June 30, 2012, reflecting an increase in impairment losses of Ps.790 million in our credit card portfolio and of Ps.308 million in our consumer loan portfolio, mainly due to an increase in the average balance of both portfolios. Regarding consumer loans excluding credit cards, as of June 30, 2012, the vintage that contributes the most to the increase in NPLs is 2011, but that is more a result of the seasoning of the portfolio than any deterioration of the new cohorts. With regard to our credit card portfolio, growth in the second half of 2011 had relatively more NPLs than loans made before June 2011. We have made the credit policy adjustments to bring 2012 vintages back to the levels in the first half of 2011.

Non-performing assets totaled Ps.5,369 million as of June 30, 2011 and increased to Ps.5,809 million as of June 30, 2012, an increase of Ps.440 million, or 8.2%, due to the increase of non-performing assets in our mortgage portfolio of Ps.518 million, an increase of non-performing assets in our credit card portfolio of Ps.371 million and an increase of non-performing assets in our consumer loan portfolio of Ps.384 million.  The increases in non-performing assets in our mortgage, credit card and consumer loan portfolios were partially offset by a decrease in non-performing assets of Ps.833 million in our commercial loan portfolio.  Our impairment losses increased more than non-performing assets primarily due to the Ps.833 million decrease in non-performing assets in our commercial loan portfolio, which was the result of a restructured loan with a corporate client that was moved from non-performing to performing in January 2012.  The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, decreased slightly from 1.8% as of June 30, 2011 and to 1.7% as of June 30, 2012.  Our non-performing assets are primarily held in our Retail Banking segment as they mainly relate to the mortgage, credit card and consumer loans.

Our NPL ratios over the past year have changed mainly due to the growth in our loan portfolio that has occurred since June 2011 (the vintages from the second half of 2011 have higher NPL ratios than loans made in the first half) and restructured credit card loans for customers experiencing financial difficulty that we reclassified from performing to non-performing beginning in 2012 as described below. The credit policies we applied in cross-selling our customers in the second half of 2011 were inadequate and those vintages brought higher delinquencies and thus higher NPLs relative to other vintages.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of June 30, 2011 and 2012.

	As of June 30,
	2011		2012
	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	317,382	Ps.	371,016
Non-performing assets		5,369		5,809
Loan charge-offs		3,538		3,427
Allowance for credit losses		6,824		8,032
Ratios
Non-performing assets to computable credit risk		1.69%		1.57%
Non-performing assets coverage ratio(2)		127.10%		138.27%
Loan charge-off coverage ratio(3)		2.23%		1.85%

(1)
Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets), guarantees and documentary credits.  When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.  As of the date we make the payment to the beneficiary, we claim the payment from the solicitor (i.e., the debtor in the case of a guarantee or the buyer in the case of a documentary credit).  The account becomes non-performing as of the date when the payment was due if we do not receive payment from the solicitor on that date.  We maintain the account as a non-performing loan until recovery or, in the case of practical impossibility for recovery (e.g., when the creditor is declared bankrupt or upon the death of a creditor who is a natural person), until our Comprehensive Risk Management Committee decides to charge off the account.  Such decision is at the discretion of our Comprehensive Risk Management Committee.

(2)	Allowance for credit losses as a percentage of non-performing assets.

(3)	Loan charge-offs as percentage of computable credit risk.

The following table shows our non-performing assets by type of loan as of June 30, 2011 and 2012:

	As of June 30,
	2011		2012		2011/2012
	(Millions of pesos)				% Change
Commercial, financial and industrial	Ps.	2,478	Ps.	1,645	(33.62%)
Mortgage		1,276		1,794	40.60
Installment loans to individuals		1,615		2,370	46.75
Revolving consumer credit card loans		1,053		1,424	35.23
Non-revolving consumer loans		562		946	68.33
Total	Ps.	5,369	Ps.	5,809	8.20%

Commercial, financial and industrial

Non-performing assets in commercial, financial and industrial loans, which as of June 30, 2012 represented 28.3% of our total non-performing assets, decreased Ps.833 million, or 33.6%, from June 30, 2011 to June 30, 2012, primarily due to a restructured loan with a corporate client that is now performing.  Our NPL ratio with respect to commercial, financial and industrial loans improved from 1.52% as of June 30, 2011 to 0.89% as of June 30, 2012.

Mortgage

Non-performing assets in mortgage loans, which as of June 30, 2012 represented 30.9% of our total non-performing assets, increased Ps.518 million, or 40.60%, from June 30, 2011 to June 30, 2012.  Our NPL ratio with respect to mortgage loans deteriorated from 2.16% as of June 30, 2011 to 2.66% as of June 30, 2012.  These increases are related to the acquisition of the GE Capital residential mortgage business in Mexico in April 2011. At the time of the acquisition, 3.7% of the GE residential mortgage portfolio was classified as a non-performing asset, compared to 7.2% at June 30, 2012, as a result of the continued deterioration of the loans. While we expected this continued deterioration due to the fact that the GE mortgage loans had origination policies that were less robust than those for mortgage loans that we originated, going forward we do not expect GE mortgages to exhibit different trends from our other mortgage loans. We use loan underwriting procedures that are uniform throughout the Bank. Our mortgage portfolio excluding the GE Capital mortgage business had a NPL ratio of 1.53% at June 30, 2012 compared with 1.96% at June 30, 2011.

Installment loans to individuals

Non-performing assets in installment loans to individuals, which as of June 30, 2012 represented 40.8% of our total non-performing assets, increased Ps.755 million, or 46.75%, from June 30, 2011 to June 30, 2012.  This increase was due to the increase of non-performing assets in our credit card portfolio of Ps.371 million and the increase of non-performing assets in our consumer loan portfolio of Ps.384 million. These increases in non-performing assets were due to the increase in the average volume of the portfolio, an increase in non-performing assets due to loans originated in the second half of 2011 and the reclassification from performing to non-performing of certain restructured loans subject to repayment plans described below.

Our NPL ratio with respect to installment loans to individuals in the revolving credit card portfolios deteriorated from 4.1% as of June 30, 2011 to 4.4% as of June 30, 2012.  Our NPL ratio with respect to installment loans to individuals in the non-revolving consumer loans deteriorated from 2.8% as of June 30, 2011 to 3.6% as of June 30, 2012. Our credit card portfolio growth in the second half of 2011 had relatively more NPLs than loans originated before June 2011. We have made credit policy adjustments that took effect in March 2012 to bring 2012 credit card loan vintages back to loss rate levels in the first half of 2011. In the third quarter of 2011, we introduced a product called “Crédito 24x7” which is a type of revolving consumer loan. This new product represents 50% of new originations of total installment loans as of June 30, 2012, and the accounting rules for classifying these loans as non-performing are based on being 60 days past due, rather than 90 days.

Our NPL ratio for our credit card portfolio was 4.12% as of June 30, 2011, 3.11% as of December 31, 2011 and 4.36% as of June, 30 2012.  The increase from December 2011 to June 2012 was due to loans originated in the second half of 2011 that gave rise to more NPLs in the first half of 2012 and the reclassification in 2012 from performing to non-performing of certain restructured credit card loans for customers experiencing financial difficulty and to which we offer a loan repayment plan, although these customers were current in their payments. We reclassified these loans as non-performing as part of a more conservative policy with regard to loans subject to repayment plans. If these loans were considered as non-performing in prior periods, our NPL ratio would have decreased consistently from 5.8% as of June 30, 2011 to 4.4% as of December 31, 2011 to 4.3% as of June 30, 2012. If we had not reclassified these loans, our NPL ratio as of June 30, 2012 would have been 3.3%.

As of June 30, 2012, our credit card non-performing loan coverage ratio (allowance for impairment losses/non-performing loans) decreased, while our charge-off coverage ratio for credit cards (allowance for impairment losses/charge-offs) increased, in each case compared to the ratios as of December 31, 2011. The decrease in the credit card non-performing loan coverage ratio in the first half of 2012 was due to a slight increase in non-performing loans in the first half of 2012. This increase was related to the credit policies we implemented in the second half of 2011 which adversely impacted the credit card portfolio in the first half of 2012. Although the increase in non-performing loans was higher than growth of the credit card portfolio, these non-performing loans had not migrated to charge offs as of June 30, 2012, and therefore our charge-off coverage ratio increased as of June 30, 2012 compared to December 31, 2011.

Provisions (Net)

Our provisions (net) consist mainly of provisions for pensions and other retirement obligations, provisions for legal and tax contingencies, and provisions for off balance sheet risk. Off balance sheet risks include available lines of credit of credit cards, guarantees and loan commitments of commercial and public sector loans and guarantees and loan commitments of commercial loans to SMEs.

As of January 1, 2010 and as of December 31, 2010 and 2011, the amounts recorded as available lines of credit were Ps.93,402 million or 77.0%, Ps.121,293 million or 81.8% and Ps.96,009 million pesos or 72.2%, of the total off balance sheet risk, respectively. Of these amounts, the amounts related to undrawn credit card lines were Ps.71,323 million as of January 1, 2010 and Ps.88,817 million and Ps.58,787 million as of December 31, 2010 and 2011, respectively. As of June 30, 2011 and June 30, 2012, the amounts recorded as available lines of credit were Ps.130,509 million or 84.1% and Ps. 75,758 million or 68.3%, of the total off balance sheet risk, respectively.  Of these amounts, the amounts related to undrawn credit card lines were Ps.96,293 million as of June 30, 2011 and Ps.35,675 million as of June 30, 2012, respectively.

Provision (net) decreased by Ps.425 million, from a gain of Ps.738 million for the six months ended June 30, 2011 to a gain of Ps.313 million for the six months ended June 30, 2012. The off balance sheet risk exposure has decreased since 2011 while our volume of credit card outstandings increased due to the fact that in the second half of 2011 we cancelled Ps.35,050 million of our undrawn credit card lines after they were unused for a certain period of time; we were previously recognizing an allowance for loan losses for such undrawn credit lines. During 2012, we cancelled an additional Ps.20,373 million of undrawn credit card lines that further reduced off balance sheet risk. Because the amount of undrawn credit lines cancelled was lower in the 2012 period compared to 2011, our net gain in provisions decreased in the 2012 period compared to 2011.

During 2012, the NPL ratio for the credit card portfolio increased in comparison to previous years. The increase in the credit card NPL ratio did not have an impact on the allowance for loan losses for lines of credit due to the fact that the allowance for loan losses for lines of credit is based on a rolling rates method, which does not depend on the accounting classification of whether loans are performing and non-performing. The classification between performing and non-performing loans has a residual impact on the severity of the allowance for loan losses model for lines of credit but not on the probability of default of this model. Given this methodology, whether loans are performing or non-performing has little impact on the allowance for loan losses for lines of credit.

Income Tax

Income tax for the six months ended June 30, 2012 was Ps.3,274 million, a Ps.803 million or 32.5% increase from Ps.2,471 million for the six months ended June 30, 2011. Our effective tax rates for the six months ended June 30, 2011 and 2012 were 26.26% and 25.79%, respectively. Our effective tax rate decreased 47 basis points in the first half of 2012 compared to the same period in 2011. Although our income tax expense increased by Ps.803 million as a result of a higher operating profit, our effective tax rate decreased due to a higher level of inflation during the six months ended June 30, 2012 compared with the six months ended June 30, 2011, causing a larger tax deduction in the inflation adjustment from having more financial assets than financial liabilities.

Results of Operations by Segment for the Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011

The following table presents an overview of certain consolidated income statement data for each of our segments for the six months ended June 30, 2011 and 2012.

	Retail Banking(1)				Global Wholesale Banking(2)				Corporate Activities
	For the six months ended June 30,
	2011		2012		2011		2012		2011		2012
	(Millions of pesos)
Net interest income	Ps.	9,886	Ps.	12,376	Ps.	1,701	Ps.	1,905	Ps.	1,679	Ps.	2,182
Income from equity instruments		—		18		76		52		107		85
Fee and commission income (expense) (net)		4,393		4,880		762		891		(74)		(54)
Gains/(losses) on financial assets and liabilities and exchange differences (net)		666		313		(45)		353		(155)		(154)
Other operating income (expenses) (net)		(388)		(428)		(118)		(242)		19		80
Total income		14,557		17,159		2,376		2,959		1,576		2,139
Administrative expenses		(5,992)		(6,637)		(706)		(704)		(69)		(52)
Depreciation and amortization		(626)		(713)		(79)		(80)		5		40
Impairment losses on loans and receivables (net)		(2,113)		(3,484)		(64)		(52)		(109)		21
Impairment losses on other assets (net)		—		—		—		—		(93)		—
Provisions (net)		952		549		—		—		(214)		(236)
Gain/(losses) on disposal of assets not classified as non current assets held for sale		—		—		—		—		1		1,733
Gain/(losses) on disposal of non current assets held for sale not classified as discontinued operations		—		—		—		—		5		49
Operating profit before tax	Ps.	6,778	Ps.	6,874	Ps.	1,527	Ps.	2,123	Ps.	1,102	Ps.	3,694

(1)
The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

(2)
The Global Wholesale Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Global Wholesale Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of June 30, 2011 and 2012.

	Retail Banking				Global Wholesale Banking				Corporate Activities
	As of June 30,
	2011		2012		2011		2012		2011		2012
	(Millions of pesos)
Cash and balances with Mexican Central Bank	Ps.	39,136	Ps.	34,786	Ps.	10,471	Ps.	7,042	Ps.	1,984	Ps.	221
Financial assets held for trading		181		125		264,455		291,283		1,407		502
Other financial assets at fair value through profit or loss		0		0		37,803		31,521		0		0
Available-for-sale financial assets		0		0		0		0		46,958		54,881
Loans and receivables		186,137		228,970		134,616		149,806		5,665		10,158
Hedging derivatives		0		0		0		0		1,499		571
Non-current assets held for sale		44		22		2		1		11,196		502
Tangible assets		4,442		3,211		749		535		65		28
Intangible assets		2,915		1,543		491		260		43		1,611
Tax assets		0		0		0		0		15,144		14,747
Other assets		776		975		18		23		3,046		3,825
Total assets	Ps.	233,631	Ps.	269,632	Ps.	448,605	Ps.	480,471	Ps.	87,007	Ps.	87,046

Financial liabilities held for trading	Ps.	0	Ps.	0	Ps.	127,007	Ps.	133,670	Ps.	0	Ps.	0
Other financial liabilities at fair value through profit or loss		0		12,047		161,729		101,701		0		53,519
Financial liabilities at amortized cost		228,109		299,721		94,117		87,662		42,238		35,134
Hedging derivatives		0		0		164		0		0		1,726
Liabilities associated with non-current assets held for sale		0		0		0		0		8,432		0
Provisions(1)		1,804		1,315		294		214		5,540		4,038
Tax liabilities		0		0		0		0		384		604
Other liabilities		2,239		1,922		366		314		6,879		5,906
Total liabilities	Ps.	232,152	Ps.	315,005	Ps.	383,677	Ps.	323,561	Ps.	63,473	Ps.	100,927
Total shareholders’ equity	Ps.	24,309	Ps.	28,952	Ps.	10,753	Ps.	11,761	Ps.	54,879	Ps.	56,943

(1)	Includes provisions for pensions and similar obligations, taxes and legal contingencies, and contingent liabilities and commitments.

Retail Banking Segment

Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.  We provide commercial banking services to individual customers of all income levels, and offer a wide range of products and services to our individual customers, including demand and term deposits, credit and debit cards, mortgages, and payroll and personal loans.  Our Retail Banking segment also serves the middle market and local corporates that are not within the global corporate customers served by our Global Wholesale Banking segment.  We offer SMEs a variety of services and products including commercial loans, transactional collections and payment services, insurance, hedging and foreign trade services.

Operating profit before taxes attributable to the Retail Banking segment for the six months ended June 30, 2012 was Ps.6,874 million, a 1.4% or Ps.96 million increase from Ps.6,778 million for the six months ended June 30, 2011.  This increase was mainly due to:

•
a 25.2% or Ps.2,490 million increase in net interest income, mainly due to an increase of Ps.43,739 million in the average balance of the loan portfolio excluding credit cards resulting from organic growth of the portfolio, together with a 60 basis point increase in the average interest spread over this portfolio resulting from higher interest rates on loans to states and municipalities as well as universities.

•
an 11.1% or Ps.487 million increase in net fee and commission income, from Ps.4,393 million for the six months ended June 30, 2011 to Ps.4,880 million for the six months ended June 30, 2012, due mainly to an increase in insurance commissions.

These increases in net interest income and net fee and commission income were offset by:

•
a 64.9% or Ps.1,371 million increase in impairment losses on loans and receivables, reflecting an increase in impairment losses of Ps.790 million in our credit card portfolio and Ps.308 million in our consumer loan portfolio, offset by a decrease of Ps.253 million in our commercial loan portfolio.  Our NPL ratio for credit card loans increased by 24 basis points, from 4.12% as of June 30, 2011 to 4.36% as of June 30, 2012 and our NPL ratio for our consumer loan portfolio increased by 80 basis points, from 2.8% as of June 30, 2011 to 3.6% as of June 30, 2012. Our NPL ratio for our commercial loan portfolio decreased by 63 basis points, from 1.52% as of June 30, 2011 to 0.89% as of June 30, 2012.

•
a 53% or Ps.353 million decrease in gains/(losses) on financial assets and liabilities and exchange differences, from Ps.666 million for the six months ended June 30, 2011 to Ps.313 million for the six months ended June 30, 2012, primarily due to one-time gains generated in 2011 from the sale of our Visa and Mastercard equity securities, which were classified as available-for-sale securities.

•
a 10.8% or Ps.645 million increase in administrative expenses, from Ps.5,992 million for the six months ended June 30, 2011 to Ps.6,637 million for the six months ended June 30, 2012, mainly due to increases in headcount, salaries and bonuses.

•
a Ps.403 million decrease in net provisions, from a gain of Ps.952 million for the six months ended June 30, 2011 to a gain of Ps.549 million for the six months ended June 30, 2012, primarily due to the release of provisions created in previous years relating to undrawn credit lines that were above the required amount of provisions.

•	a 10.3% or Ps.40 million increase in other operating expense, from Ps.388 million for the six months ended June 30, 2011 to Ps.428 million for the six months ended June 30, 2012.

Global Wholesale Banking Segment

Our Global Wholesale Banking segment provides comprehensive products and services, including corporate banking, global transactional banking and investment banking services, relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others, to our Global Wholesale Banking segment customers.  This segment also includes our proprietary trading operations.

Operating profit before taxes attributable to the Global Wholesale Banking segment for the six months ended June 30, 2012 was Ps.2,123 million, representing a Ps.596 million, or 39.0% increase from Ps.1,527 million for the six months ended June 30, 2011.  This increase was mainly due to:

•
a 12.0% or Ps.204 million increase in net interest income, mainly due to an increase of Ps.10,191 million in the average balance of the loan portfolio, together with a 40 basis point increase in the average interest spread over this portfolio mainly due to higher interest rates charged for medium and long term loans.

•
a 16.9% or Ps.129 million increase in net fee and commission income, from Ps.762 million for the six months ended June 30, 2011 to Ps.891 million for the six months ended June 30, 2012, due mainly to an increase in net fees earned from financial advisory services, which resulted from a decrease in commissions paid to other institutions for the six months ended June 30, 2012 compared to the six months ended June 30, 2011 in connection with equity capital markets transactions where we acted as lead or co-lead with few other financial institutions participating.

•
a Ps.398 million increase in gains/(losses) on financial assets and liabilities and exchange differences, from a loss of  Ps.45 million for the six months ended June 30, 2011 to a gain of Ps.353 million for the six months ended June 30, 2012, primarily due to an increase in gains from interest rate derivatives and decreased losses from proprietary trading, partially offset by losses from equity derivatives.

•	a 105% or Ps.124 million increase in other operating expense, from Ps.118 million for the six months ended June 30, 2011 to Ps.242 million for the six months ended June 30, 2012.

Corporate Activities Segment

Our Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above.  The Corporate Activities segment includes the financial management division, which manages structural financial risks that arise from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currency.  The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

Through the assignment of a transfer price to each loan or deposit, interest income is divided between our operating segments (Retail Banking and Global Wholesale Banking ) and the Corporate Activities segment as follows:

•
The difference between the interest rate charged to customers for the loans granted by our operating segments and the transfer price assigned to these loans is assigned as interest income to the respective operating segment;

•
The difference between the interest rate paid to customers for the deposits received by our operating segments and the transfer price assigned to these deposits is assigned as interest income to the respective operating segment; and

•	Finally, the difference between the transfer price charged to the loans and the transfer price paid for the deposits is assigned to Corporate Activities as net interest income.

The financial management division determines transfer prices based on interest rates currently prevailing in the market for different durations, which are estimated from the yield of the most representative and liquid short and medium term corporate, government and Mexican Central Bank debt securities, and from the Mexican Central Bank’s reference interest rates for long-term securities.

The ALCO manages the risks associated with financial margin and net worth of the banking book, as well as liquidity risk for the entire balance sheet.  We hedge the interest rate risk of the balance sheet using strategies that can address specific operations or modify the risk profile as a whole.  In recent years, the ALCO portfolio was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps, to protect the interest rate margin against a lower interest rate environment.  As the scenario changed to more stable short term interest rates, we have reduced the volume of activity in the ALCO portfolio, leaving existing positions to mature at their stated maturity.

Operating profit before taxes attributed to Corporate Activities for the six months ended June 30, 2012 was a gain of Ps.3,694 million, a Ps.2,592 million, or 235.2% increase from a gain of Ps.1,102 million for the six months ended June 30, 2011.  This increase in operating profit before taxes was mainly due to:

•
a Ps.1,732 million increase in gain/(losses) on disposal of assets not classified as non current assets held for sale representing the net profit gained from our real estate sale and lease back transaction with Fibra Uno in April 2012 relating to 220 branches. See “Business – Properties”.

•
a 30.0% or Ps.503 million increase in the net interest income due to a Ps.278 million increase in net interest income earned on mortgage loans resulting from our acquisition of the GE Capital residential mortgage business. In addition, net interest income attributed to the Corporate Activities segment was positively impacted by an increase in transfer prices related to our commercial loan portfolio and assigned to that segment, which resulted in a gain of Ps.260 million for the six months ended June 30, 2012, compared to a gain of Ps.44 million for the six months ended June 30, 2011. The gain on net interest income in our Corporate Activities segment resulting from the management of transfer prices contributed to increased net interest income in our two operating segments due to the corresponding lower cost of funding assigned to those segments.

•
a Ps.130 million decrease in impairment losses, from a loss of Ps.109 million for the six months ended June 30, 2011 to a gain of Ps.21 million for the six months ended June 30, 2012, due to the reduction of impairments on mortgage loans that were originated and restructured before 2000 as a result of the 1994 financial crisis, and attributed to the Corporate Activities segment.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The following table presents our consolidated results of operations for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

	For the year ended December 31,
	2010		2011		2011		2010/2011
	(Millions of pesos)				(Millions of U.S. dollars)(1)		% Change
Interest income and similar income	Ps.	39,237	Ps.	46,587	U.S.$	3,340	18.73%
Interest expenses and similar charges		(12,991)		(17,976)		(1,289)	38.37
Net Interest Income		26,246		28,611		2,051	9.01%
Income from equity instruments		289		299		21	3.46
Fee and commission income (net)		9,276		10,199		731	9.95
Gains/(losses) on financial assets and liabilities (net)		3,622		279		20	(92.30)
Exchange differences (net)		(14)		30		2	(314.29)
Other operating income		581		536		38	(7.75)
Other operating expenses		(1,413)		(1,590)		(114)	12.53
Total Income		38,587		38,364		2,749	(0.58)%
Administrative expenses		(13,347)		(15,001)		(1,076)	12.39
Personnel expenses		(6,578)		(7,344)		(527)	11.64
Other general administrative expenses		(6,769)		(7,657)		(549)	13.12
Depreciation and amortization		(1,398)		(1,461)		(105)	4.51
Impairment losses on financial assets (net)		(6,972)		(5,435)		(390)	(22.05)
Loans and receivables(2)		(6,972)		(5,435)		(390)	(22.05)
Impairment losses on other assets (net):		(92)		(100)		(7)	8.70
Other intangible assets		(27)		(30)		(2)	11.11

	For the year ended December 31,
	2010		2011		2011		2010/2011
	(Millions of pesos)				(Millions of U.S. dollars)(1)		% Change
Non-current assets held for sale		(65)		(70)		(5)	7.69
Provisions (net)(3)		(562)		1,890		136	(436.30)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		(77)		13		1	(116.88)
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		17		54		4	217.65
Operating Profit Before Tax		16,156		18,324		1,312	13.42%
Income tax		(4,449)		(4,813)		(345)	8.18
Profit from Continuing Operations		11,707		13,511		967	15.41%
Profit from Discontinued Operations (net)(4)		880		4,260		305	384.09
Consolidated Profit for the Year	Ps.	12,587	Ps.	17,771	U.S.$	1,272	41.19%
Profit attributable to the Parent		12,586		17,770		1,272	41.19
Profit attributable to non-controlling interests		1		1		0	0.00

(1)
Results for the year ended December 31, 2011 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.13.9476 per U.S.$1.00 as calculated on December 30, 2011 and reported by the Mexican Central Bank in the Official Gazette of the Federation (Diario Oficial de la Federación) on January 2, 2012 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(2)	Provisions to the credit loss allowance less recoveries of loans previously written off.

(3)	Principally includes provisions, taxes and legal contingencies and contingent liabilities and commitments.

(4)	Profit from discontinued operations (net) reflects the sale of Seguros Santander, S.A. in 2011. See notes 3.1 and 35 to our audited financial statements.

Summary

Consolidated profit for the year ended December 31, 2011 was Ps.17,771 million, a 41.2% or Ps.5,184 million increase from Ps.12,587 million in 2010.  The increase in 2011 was mainly due to:

•
a 9.0% increase in net interest income due primarily to a Ps.80,426 million increase in average volumes in our mortgage and commercial loan portfolios in 2011 compared to 2010, which resulted in part from our acquisition of the GE Capital residential mortgage business, offset in part by decreased spreads;

•	a 9.9% increase in net income from fees and commissions, due to an increase in the sale of insurance products in addition to increased fees earned from financial advisory services;

•	a 22.1% decrease in impairment losses on loans and receivables, driven by improved credit quality in credit cards and commercial loans;

•	a 436.3% decrease in provisions, driven by the release of provisions created in previous years with respect to undrawn credit lines that were above the required amount of provisions; and

•	a 384.1% increase in profit from discontinued operations (net) due to the sale of our insurance business, which generated an after-tax profit of Ps.4,260 million.

These increases were partly offset by lower gains on financial assets and liabilities in 2011, which decreased Ps.3,343 million or 92.3% compared to 2010, primarily due to (i) non-recurrence of gains obtained by the sale of certain ALCO positions in 2010, (ii) reduced gains in 2011 due to unfavorable market conditions, and (iii) higher personnel expenses and other administrative expenses in 2011, which increased Ps.1,654 million or 12.4% compared to 2010, due primarily to headcount increase, increased salaries and higher advertising and technology related expenses.

Net Interest Income

Our interest income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps.32,860 million, or 71%, of our total interest and similar income in 2011, with the balance consisting of interest from debt instruments, cash and cash-balances with the Mexican Central Bank, income from hedging operations and other interest income.

Our interest expenses consists mainly of interest paid on customer deposits.  Interest expenses on customer deposits was Ps.10,308 million, representing 57% of our total interest expenses in 2011.  Interest expenses from time deposits, demand accounts and credit balances under reverse repurchase agreements relating to Mexican government securities with non-financial institution customers amounted to Ps.4,701 million, Ps.1,608 million, and Ps.3,999 million, respectively, in 2011 representing 26.1%, 8.9% and 22.2% of our total interest expenses, respectively.  In addition, interest expenses on deposits from credit institutions (which includes reverse repurchase agreements with financial institutions) was Ps.3,911 million, representing 21.8% of our total interest expenses in 2011.  Interest expenses increased by Ps.4,985 million or 38.4% in 2011 compared to 2010.

Our net interest income in 2011 was Ps.28,611 million, a 9.0% or Ps.2,365 million increase from Ps.26,246 million in 2010.  This increase was mainly due to an increase in average total interest earning assets, caused principally by growth in our lending activities and the acquisition of the GE Capital residential mortgage business, and was offset in part by reduced spreads on our lending activity.  The decreased spreads occurred in a stable interest rate environment and mainly reflected the lower yields on mortgage loans that were part of the GE Capital mortgage business we acquired and decreased yield on wholesale banking loans due to the acquisition of U.S. dollar-denominated loans to Mexican companies from Santander Group entities.

The following table sets forth the components of our interest income and similar income and interest expenses and similar charges in 2010 and 2011.

	For the year ended December 31,
	2010		2011		2010/2011
	(Millions of pesos)				% Change
Interest income and similar income
Cash and balances with the Mexican Central Bank	Ps.	1,477	Ps.	1,449	(1.90%)
Loans and advances to credit institutions		1,024		1,615	57.71
Loans and advances to customers – excluding credit cards		18,077		24,284	34.34
Loans and advances to customers – credit cards		7,340		6,961	(5.16)
Debt instruments		9,512		10,779	13.32
Income from hedging operations		1,556		1,476	(5.14)
Other interest income		251		23	(90.84)
Total	Ps.	39,237	Ps.	46,587	18.73%

Interest expenses and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(2,964)	Ps.	(3,911)	31.95%
Customer deposits – Demand accounts		(1,151)		(1,608)	39.70
Customer deposits – Time deposits		(3,926)		(4,701)	19.74
Customer deposits – Reverse repurchase agreements		(3,121)		(3,999)	28.13
Subordinated debentures		(75)		—	(100.00)
Marketable debt securities and other financial liabilities		(926)		(1,919)	107.24
Other interest expenses		(828)		(1,838)	121.98
Total	Ps.	(12,991)	Ps.	(17,976)	38.37%

Net interest income	Ps.	26,246	Ps.	28,611	9.01%

The following table sets forth the components of our average loans and advances to customers in 2010 and 2011.

	As of December 31,
	2010		2011		2010/2011
	(Millions of pesos)				% Change
Average loans and advances to customers
Commercial, financial and industrial	Ps.	137,620	Ps.	193,432	40.56%
Mortgage		31,512		52,738	67.36
Installment loans to individuals		41,861		44,728	6.85
Revolving consumer credit card loans		26,240		25,719	(1.99)
Non-revolving consumer loans		15,621		19,009	21.69
Total	Ps.	210,993	Ps.	290,898	37.87%

Average total interest earning assets was Ps.569,502 million in 2011, a 30.7% or Ps.133,851 million increase from Ps.435,651 million in 2010.  This increase was due to (i) an increase in the average volume of loans and advances to customers excluding credit cards of Ps.80,426 million, or 43.5%, from Ps.184,753 million in 2010 to Ps.265,179 million in 2011, (ii) an increase of Ps.41,473 million, or 26.7%, in the average volume of debt instruments, from Ps.155,136 million in 2010 to Ps.196,609 million in 2011, and (iii) an increase in average balance of loans and advances to credit institutions by Ps.12,238 million, or 32.3%, from Ps.37,897 million in 2010 to Ps.50,135 million in 2011.  These increases were offset in part by a slight decrease in the average volume of credit cards outstanding in 2011 compared to 2010.

Interest income and similar income from interest earning assets increased by Ps.7,350 million, or 18.7%, from Ps.39,237 million in 2010 to Ps.46,587 million in 2011, due primarily to an increase in interest income on loans and advances to customers excluding credit cards.  The increase in interest income on loans and advances to customers excluding credit cards was driven primarily by the Ps.80,426 million increase in average volumes in our customer loan portfolio excluding credit cards in 2011 compared to 2010, which was comprised mainly of a Ps.21,226 million increase in the average volume of our mortgage portfolio and a Ps.55,812 million increase in average commercial loans.  The increase in average volume of our mortgage portfolio was mainly due to our acquisition of the GE Capital residential mortgage business in April 2011, in addition to organic growth.

Average interest rates on interest earning assets decreased by 83 basis points, from 9.01% in 2010 to 8.18% in 2011, which was mainly due to a 63 basis point decrease in the average interest rate on the customer loan portfolio excluding credit cards from 9.78% in 2010 to 9.16% in 2011, a 90 basis point decrease in the average interest rate over the credit card portfolio, from 27.97% in 2010 to 27.07% in 2011, and a 65 basis point decrease in the average interest rate on debt instruments from 6.13% in 2010 to 5.48% in 2011.  These decreases were offset in part by a 52 basis point increase in average interest rates on loans and advances to credit institutions, from 2.70% in 2010 to 3.22% in 2011.

The decrease in the yield earned on our customer loan portfolio excluding credit cards was mainly due to a decrease of 79 basis points in the average interest earned over our mortgage portfolio, from 11.86% in 2010 to 11.07% in 2011.  The decrease in the average interest earned on our mortgage portfolio principally resulted from our acquisition of the GE Capital residential mortgage business, which generally had average interest rates lower than the mortgage portfolio we had originated organically.  In addition, increased volumes of new mortgage products that have a lower interest rate than loans in our mortgage portfolio originated before 2011, such as Hipoteca Light and Hipoteca10X1000, also contributed to the decrease in average interest earned on our mortgage portfolio.

Average volume of commercial loans grew by Ps.55,812 million, from Ps.137,620 million in 2010 to Ps.193,432 million in 2011.  This increase was comprised of an increase of (i) Ps.25,938 million in average volume of loans to Global Wholesale Banking segment clients, (ii) Ps.7,641 million in average volume of loans to middle-market corporations, (iii) Ps.4,265 million in average volume of loans to SMEs and (iv) Ps.4,577 million in average volume of loans to institutions (including state and municipal loans and loans to universities).  Average Global Wholesale Banking segment loans increased in part due to our acquisition of loans granted to Mexican companies by other Santander Group entities of approximately Ps.12,993 million.  The increase in average volume of loans to middle-market corporations was due to improved lending execution processes where lending opportunities are identified and closely pursued.  Similarly, the increase in SME average loan volumes resulted from more streamlined approval processes and tailored product offerings.  The average volume of loans to institutions grew due to increased lending to state governments in Mexico.  The average Global Wholesale Banking segment loan yield decreased by 22 basis points, from 6.15% in 2010 to 5.93% in 2011, due to the lower interest rates charged on the loans acquired from other Santander Group entities, as these loans are denominated in U.S. dollars.  The average interest rate earned from loans to middle-market corporations decreased by 34 basis points, from 7.29% in 2010 to 6.94% in 2011, mainly due to the increase in volume of secured loans in 2011 compared to 2010.  The average interest rate earned from loans to SMEs decreased by 41 basis points, from 15.67% in 2010 to 15.26% in 2011, as a result of an increased volume of loans to SMEs that are guaranteed in part by Nacional Financiera, a Mexican development bank.  The average interest rate earned from loans to institutions decreased by 17 basis points, from 6.68% in 2010 to 6.51% in 2011.  These loans are collateralized by participaciones federales, representing the portion of federal taxes to which states and municipalities are entitled and that is pledged as security for the loans granted, which in turn leads to loans with lower risk that are charged lower interest rates.

Interest income earned on our trading portfolio increased by Ps.629 million, from Ps.111 million in 2010 to Ps.739 million in 2011, due to an increase of Ps.13,227 million in the average balance of our trading portfolio, from Ps.2,873 million in 2010 to Ps.16,100 million in 2011, as well as an increase in the average interest rate earned on the portfolio of 74 basis points, from 3.85% in 2010 to 4.59% in 2011.  The increase in the average balance of this portfolio was due to increased investment activity of our Global Wholesale Banking segment clients in repurchase and resale agreements.

Interest income earned from debt instruments increased Ps.1,267 million, from Ps.9,512 million in 2010 to Ps.10,779 million in 2011, or 13.3%, reflecting an increase of Ps.41,473 million in the average balance of the portfolio, from Ps.155,136 million in 2010 to Ps.196,609 million in 2011.  The increase in interest income from debt instruments was mainly due to a Ps.65,086 million increase in the average volume of debt instruments administered by our Global Wholesale Banking segment, offset by (i) a 67 basis point decrease from 6.40% in 2010 to 5.73% in 2011 in the average interest rate over debt instruments administered by our Global Wholesale Banking segment, (ii) a Ps.23,613 million decrease in average balance of debt instruments administered by ALCO and (iii) a 107 basis point decrease from 5.84% in 2010 to 4.77% in 2011 in the average interest rate earned from debt instruments administered by ALCO.  The increase in volume of debt instruments administered by the Global Wholesale Banking segment is due to increased repurchase and resale activity, which in turn was the result of our increased trading activity in the market, both in our exchange and interest rates’ desk and in proprietary trading.  The decrease in the average balance of debt instruments administered by ALCO was due to the sale of certain bond positions that took place in 2010, and to debt instruments that matured in 2011 and were not replaced.

The positive effect of the increase in our average interest earning assets was partially offset by the above-described decrease in the average yield of these assets and an increase in the average cost and average balance of our interest bearing liabilities in 2011 compared to 2010.  The combined effect of a decrease of 83 basis points in the average yield on our interest earning assets together with an increase of 7 basis points in the cost of our interest bearing liabilities resulted in a decrease in the net interest spread of 90 basis points.  However, net interest income increased by Ps.2,365 million, due mainly to an increase in the average volume of interest earning assets of Ps.133,851 million with an average interest rate of 8.18%, whereas interest bearing liabilities increased by Ps.127,866 million with an average cost of 3.71%.  The increase in interest expense over average interest bearing liabilities of Ps.4,985 million is due to the increase in volume of deposits with credit institutions, demand accounts and time deposits, debt securities and reverse repurchase agreements, in addition to our increased debt issuances in 2011 for funding purposes.  We also paid higher interest rates on time and demand accounts in 2011 compared to 2010.

Average total interest bearing liabilities in 2011 were Ps.483,925 million, a 35.9% or Ps.127,866 million increase from Ps.356,059 million in 2010.  Interest expenses increased by Ps.4,985 million, or 38.4%, from Ps.12,991 million in 2010 to Ps.17,976 million in 2011.  The principal drivers of this increase were an increase of Ps.947 million in interest expenses over deposits from credit institutions, from Ps.2,964 million in 2010 to Ps.3,911 million in 2011, due to an increase of Ps.25,570 million in the average balance of deposits from credit institutions, from Ps.71,186 million in 2010 to Ps.96,756 million in 2011, partially offset by a decrease of 12 basis points in the average interest rate paid on those deposits, from 4.16% in 2010 to 4.04% in 2011.  In addition, other interest expenses over other liabilities increased by Ps.1,010 million, from Ps.828 million in 2010 to Ps.1,838 million in 2011, due to an increase in the average balance of other interest expenses of Ps.30,309 million, from Ps.19,543 million in 2010 to Ps.49,852 million in 2011, partially offset by a 55 basis point decrease in the average interest rate paid, from 4.24% in 2010 to 3.69% in 2011.  The increase in other interest expenses was mainly in our Global Wholesale Banking segment and it is related to increased securities lending activity.  Interest expenses related to reverse repurchase agreements increased by Ps.878 million, from Ps.3,121 million in 2010 to Ps.3,999 million in 2011, due to an increase in the average balance of Ps.25,583 million, from Ps.64,198 million in 2010 to Ps.89,781 million in 2011, partially offset by a decrease in the average interest rate of 41 basis points, from 4.86% in 2010 to 4.45% in 2011.  These changes are due to an increase in money market operations.

Net Fee and Commission Income

Our net fee income consists mainly of commissions charged to customers for credit and debit cards purchases, sales of insurance, investment fund management fees, fees from collection and payment services and fees from financial advisory services, which include mortgage origination fees we charge to clients.

Net fee and commission income in 2011 was Ps.10,199 million, a 9.9% or Ps.923 million increase from Ps.9,276 million in 2010.  The following table presents a breakdown, by product, of our fee and commission income and expenses in 2010 and 2011.

	For the year ended December 31,
	2010		2011		2010/2011
	(Millions of pesos)				% Change
Fee and commission income
Service charges on deposits accounts	Ps.	591	Ps.	590	(0.17)%
Credit and debit cards		3,259		3,095	(5.03)
Insurance		1,586		2,312	45.78
Collection and payment services		1,157		1,256	8.56
Investment funds management		1,953		1,955	0.10
Foreign exchange		456		490	7.46
Checks and others		408		383	(6.13)
Capital markets and securities activities		432		251	(41.90)
Administration and custody		259		297	14.67
Financial advisory services		828		1,048	26.57
Other fees and commissions		228		639	180.26
Total	Ps.	11,157	Ps.	12,316	10.39%
Fee and commission expense
Credit and debit cards	Ps.	(958)	Ps.	(1,003)	4.70%
Fund management		(148)		(176)	18.92
Checks and others		(44)		(43)	(2.27)
Capital markets and securities activities		(146)		(159)	8.90
Collections and transactional services		(127)		(132)	3.94
Other fees and commissions		(367)		(378)	3.00
Financial advisory services		(91)		(226)	148.35
Total	Ps.	(1,881)	Ps.	(2,117)	12.55%
Net fee and commission income	Ps.	9,276	Ps.	10,199	9.95%

Fee and commission income was Ps.12,316 million in 2011, a 10.4%, or Ps.1,159 million increase from Ps.11,157 million in 2010, mainly due to an increase in fees and commissions earned from the sale of insurance products of Ps.726 million, or 45.8%, an increase in fees earned from financial advisory services of Ps.220 million, or 26.6%, and an increase in other fees and commissions of Ps.411 million, or 180.3%, which include commitment fees for undrawn credit lines, commission charges over cash custody and transfer services, commissions charged on securities trading, and administrative fees and life and property insurance commissions charged to Santander Hipotecario clients related to the mortgages from the GE Capital mortgage business.  The increase in fee and commission income was partially offset by a decrease in fees and commissions earned from capital markets and securities activities of Ps.181 million, or 41.9%, from 2010 to 2011.

Fees generated from credit and debit cards decreased Ps.164 million, or 5.0%, from Ps.3,259 million in 2010 to Ps.3,095 million in 2011.  The reduction in net fees in 2011 was due to additional origination costs and regulatory limits on fees charged to clients, in addition to the charging of annual fees three months after the issuance of a card rather than at the time of issuance, affecting the timing of when we received the fees.  During 2010, new regulations were implemented related to the charging of fees which adversely impacted our fee revenue.  The regulatory limits include a requirement that only a specific fee can be charged for a given transaction, a prohibition on charging fees over specified ceilings, a requirement that a fee charged for a specific transaction must not be higher than specified amounts, and certain restrictions on the timing for charging ATM fees.  As a result of these regulatory limitations, our ability to generate fees was adversely impacted.  In addition, prior to 2011, our internal policy was to charge the annual fee at the time of issuance.  In 2011, due to competitive pressures, we began to charge the annual fee three months after issuance.

While the total number of credit and debit cards outstanding at year end increased by 1,264,003, or 14.6%, to 9,926,168 in 2011 compared to 8,662,165 in 2010, the average increase in outstanding balances in 2011 compared to 2010 was essentially flat.  The increase in insurance fees and commissions was due to an increase of 19% in insurance policies sold, together with a 77% increase in insurance premiums charged.  These increases were mainly due to our strategy to sell insurance products together with certain products such as consumer loans, mortgages, and SME loans, in addition to increased sales through alternative channels such as ATMs and contact centers.  The increase in fees earned from financial advisory services was due to a 20.6% increase in commissions charged for financial advisory services to retail banking clients.  The increase of Ps.411 million in other fees and commissions was comprised mainly of fee increases of Ps.224 million in retail banking and Ps.160 million in global wholesale banking, which were due mainly to the increase in commitment fees over credit lines and commissions charged on securities trading, together with those related to the operation of Santander Hipotecario.

Fee and commission expenses in 2011 were Ps.2,117 million, a 12.6% or Ps.236 million increase from Ps.1,881 million in 2010.  This increase was mainly due to an increase of Ps.135 million, or 148.4%, in fees generated from rendering financial advisory services, from Ps.91 million in 2010 to Ps.226 million in 2011, due to commissions paid to other financial institutions that participate in debt and equity capital markets transactions where we acted as lead arranger or global coordinator.

Gains (Losses) on Financial Assets and Liabilities (Net)

Our gains (losses) on financial assets and liabilities consist mainly of gains and losses on financial instruments, and in particular derivatives.  The following table shows a breakdown of our net gains (losses) on financial assets and liabilities as of December 31, 2010 and 2011.

	For the year ended December 31,
	2010		2011		2010/2011
	(Millions of pesos)				% Change
Interest rate products	Ps.	1,028	Ps.	(1,150)	(211.87)%
Debt instruments		(303)		182	(160.07)
Interest rate derivatives		1,331		(1,332)	(200.08)
Equity securities		1,513		800	(47.12)
Equity positions		3,288		(1,959)	(159.58)
Equity derivatives		(1,775)		2,759	(255.44)

	For the year ended December 31,
	2010		2011		2010/2011
	(Millions of pesos)				% Change
Exchange rate products		1,207		746	(38.19)
Foreign exchange positions		907		1,098	21.06
Foreign exchange derivatives		300		(352)	(217.33)
Other(1)		(126)		(117)	(7.14)
Total	Ps.	3,622	Ps.	279	(92.30)%

(1)	Corresponds to commissions paid to brokers.

Gains on financial assets and liabilities (net) in 2011 were Ps.279 million, a decrease of Ps.3,343 million from a gain of Ps.3,622 million in 2010, mainly due to the activities of our Global Wholesale Banking segment, where we had a loss of Ps.394 million in 2011, when in 2010 we had gains of Ps.2,356 million.  This decrease in gains on financial assets and liabilities (net) was due to the following.

Gains on interest rate products decreased Ps.2,178 million, from a gain of Ps.1,028 million in 2010 to a loss of Ps.1,150 million in 2011, mainly due to a loss of Ps.1,332 million from interest rate derivatives compared to a gain of Ps.1,331 million in 2010, partially offset by an increase in gains of Ps.485 million on debt instruments.

Our losses resulting from interest rate derivatives were due to short positions in TIIE futures in the MexDer entered into in previous years.  The related losses are due to the decrease in interest rates since then, as the TIIE rate that we receive is lower than the fixed rate that was established in the relevant trades.  In addition, our proprietary trading activities in interest rate derivatives generated losses of Ps.739 million in 2011, compared to gains of Ps.512 million in 2010, also due to short positions in interest rate futures.

Additionally, during 2010 we booked gains of Ps.869 million related to the sale of certain ALCO positions on fixed rate securities issued by the Mexican government, which were classified as available-for-sale financial assets.

Gains on equity securities decreased by Ps.713 million, from a gain of Ps.1,513 million in 2010 to a gain of Ps.800 million in 2011.  Gains from equity derivatives increased by Ps.4,534 million, from a loss of Ps.1,775 million in 2010 to a gain of Ps.2,759 million in 2011.  This was offset by a decrease in gains on equity positions of Ps.5,247 million, from a gain of Ps.3,288 million in 2010 to a loss of Ps.1,959 million in 2011.

The gains of Ps.2,759 million from equity derivatives in 2011 were due to short positions in derivatives of the Mexican Stock Exchange Prices and Quotations Index (IPC futures) in the MexDer entered into in previous years.  This gain was partially offset by a loss of our equity securities position in stocks mainly traded on the Mexican Stock Exchange of Ps.2,366 million.  The IPC quote was 38,550.79 at the end of 2010 and 37,077.52 at the end of 2011.  This represented a decrease of 3.8% in that index.

Our loss generated in equity securities positions of Ps.2,366 million during 2011 was partially offset by the booking of gains of Ps.407 million recorded during 2011 from the sale of our Visa and Mastercard equity securities, which were classified as available-for-sale securities.

During 2010, the gain in equity securities of Ps.1,513 million was mainly due to the 20.0% increase in the IPC quote.  At the end of 2009, the IPC quote was 32,120.47.

Gains on exchange rate products decreased by Ps.461 million, from Ps.1,207 million in 2010 to Ps.746 million in 2011.  Gains from foreign exchange derivatives decreased by Ps.652 million, from a gain of Ps.300 million in 2010 to a loss of Ps.352 million 2011 due to net short positions mainly in foreign exchange forwards.  The Mexican peso depreciated 12.95% during 2011.  As of December 31, 2010, the exchange rate for U.S. dollars was Ps.12.35 per U.S. dollar and as of December 31, 2011, the exchange rate for U.S. dollars was 13.95.  This loss in foreign exchange derivatives was fully offset by gains of Ps.1,098 million in foreign exchange positions generated in daily trading activities.

Exchange Differences (Net)

Our income from exchange differences arises from the effect that fluctuations in the value of the peso against other currencies have on our net foreign currency positions, which are mainly in U.S. dollars.  Exchange differences (net) was Ps.30 million in 2011, a Ps.44 million increase from a loss of Ps.14 million in 2010.  This was due to a slight depreciation of the Mexican peso against the U.S. dollar, mainly due to market conditions that prevailed at the end of 2010.

Other Operating Income (Net)

Other operating income (net) decreased by Ps.222 million, or 26.7% from a loss of Ps.832 million in 2010 to a loss of Ps.1,054 million in 2011.

Other operating income decreased by Ps.45 million, or 7.8%, from Ps.581 million in 2010 to Ps.536 million in 2011, mainly due to a decrease of Ps.29 million in income from the cancellation of operative liabilities resulting from unclaimed payment orders and cashier checks, together with the realization of an income tax asset of Ps.23 million in 2010.  Other operating income also includes fees charged over credit facilities and other income from administrative services.

Other operating expenses increased Ps.177 million, or 12.5%, from Ps.1,413 million in 2010 to Ps.1,590 million in 2011, mainly due to the increase of Ps.246 million in Mexican Institute for the IPAB contributions, from Ps.982 million to Ps.1,228 million, due to the increase in our deposits.  This increase was partially offset by a decrease of by Ps.26 million in charges due to fraud, and a reduction in reserves over other accounts receivable of Ps.59 million.

Administrative Expenses

Our administrative expenses consist of personnel and other general expenses.  Our personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives.  Our other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes other than income tax, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative expenses increased by Ps.1,654 million, or 12.4%, from Ps.13,347 million in 2010 to Ps.15,001 million in 2011, primarily due to an increase in personnel expenses, advertising and communication and technology and systems.  The following table sets forth administrative expenses in 2010 and 2011, by type.

	For the year ended December 31,
	2010		2011		2010/2011
	(Millions of pesos)				% Change
Personnel expenses	Ps.	(6,578)	Ps.	(7,344)	11.64%
Other general expenses		(6,769)		(7,657)	13.12%
Administrative services		(701)		(721)	2.85
Taxes other than income tax		(823)		(928)	12.76
Surveillance and cash courier services		(526)		(553)	5.13
Advertising and communication		(569)		(827)	45.34
Maintenance, conservation and repair		(423)		(451)	6.62
Rents		(888)		(980)	10.36
Technology and systems		(1,493)		(1,657)	10.98
Stationery and supplies		(167)		(179)	7.19
Insurance premiums		(37)		(40)	8.11
Credit cards		(170)		(243)	42.94
Travel costs		(190)		(221)	16.32
Operating costs		(426)		(477)	11.97
Other		(356)		(380)	6.74
Total administrative expenses	Ps.	(13,347)	Ps.	(15,001)	12.39%

Our personnel expenses increased Ps.766 million, or 11.6%, from Ps.6,578 million in 2010 to Ps.7,344 million in 2011, primarily as a result of  a 4.8% year-over-year headcount increase, together with an overall increase of 8.0% in salaries, 8.4% in other personnel expenses and 28.0% in bonuses.  Other personnel expenses include personnel benefits such as medical expenses, social security and pension plans.  The increase in headcount was mainly in our Retail Banking segment to support growth in the segment.  The headcount in retail banking increased year-over-year by 4.7%.  In addition, we also had increased headcount in our Corporate Activities segment, where headcount increased by 5.8%, year-over-year, to support the growth of commercial activity.

The increase in personnel expenses resulted from an increase of Ps.847 million, or 15.3%, in commercial banking, from Ps.5,546 million in 2010 to Ps.6,393 million in 2011, due to an increase of Ps.399 million, or 44.6% in bonuses, from Ps.895 million in 2010 to Ps.1,294 million in 2011.  This increase was partially offset by a reduction in the salaries and bonuses in wholesale banking of 5.4% and 24.5%, respectively.  The reduction in salaries was due to reduction in headcount, whereas the reduction in bonuses was tied to weaker results.

Other general expenses increased by Ps.888 million, or 13.1%, from Ps.6,769 million in 2010 to Ps.7,657 million in 2011, mainly due to an increase of Ps.258 million, or 45.3%, in advertising and communication due to the launch and promotion of new mortgages, insurance and credit card products and services and various other promotions including in our premier and preferred customer divisions.  In addition, expenses related to technology and systems increased by Ps.164 million, or 11.0%, due to investments necessary to update and improve our systems, including our CRM tools.

Impairment Losses on Financial Assets (Net)

Our impairment losses on loans and receivables decreased by Ps.1,537 million, or 22%, from Ps.6,972 million in 2010 to Ps.5,435 million in 2011, reflecting a reduction in impairment losses of Ps.1,083 million in our credit card portfolio and of Ps.458 million in our commercial loan portfolio, mainly due to fewer delinquencies and overall improvement in the performance of our credit card portfolio and our commercial loan portfolio.  The decrease in impairment losses in our commercial loan portfolio was due to both the improved quality of the portfolio, evidenced by the 18 basis point reduction in the ratio of our NPL ratio, together with increased recoveries from past due loans.

Non-performing assets totaled Ps.5,004 million as of December 31, 2010 and increased to Ps.6,382 million as of December 31, 2011, an increase of Ps.1,378 million, or 27.5%, due to the increase of non-performing assets in our mortgage portfolio of Ps.1,542 million, resulting from our acquisition of the GE Capital residential mortgage business.  The acquisition of GE did not materially increase our impairment losses because the GE portfolio was accounted for upon acquisition at fair value.  The increase in non-performing assets in our mortgage portfolio was partially offset by a decrease in non-performing assets of Ps.385 million in our credit card portfolio.  Our NPL ratio improved from 2.11% as of December 31, 2010 to 1.98% as of December 31, 2011.  Our non-performing assets are primarily held in our Retail Banking segment as they mainly relate to the mortgage, credit card and commercial loans.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2010 and 2011.

	As of December 31,
	2010		2011
	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	259,304	Ps.	349,009
Non-performing assets		5,004		6,382
Loan charge-offs		10,410		6,918
Allowance for credit losses		7,558		7,247
Ratios
Non-performing assets to computable credit risk		1.93%		1.83%
Non-performing assets coverage ratio(2)		151.04%		113.55%
Loan charge-off coverage ratio(3)		4.01%		1.98%

(1)
Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets), guarantees and documentary credits. When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.  As of the date we make the payment to the beneficiary, we claim the payment from the solicitor (i.e., the debtor in the case of a guarantee or the buyer in the case of a documentary credit).  The account becomes non-performing as of the date when the payment was due if we do not receive payment from the solicitor on that date.  We maintain the account as a non-performing loan until recovery or, in the case of practical impossibility for recovery (e.g., when the creditor is declared bankrupt or upon the death of a creditor who is a natural person), until our Comprehensive Risk Management Committee decides to charge off the account.  Such decision is at the discretion of our Comprehensive Risk Management Committee.

(2)	Allowance for credit losses as a percentage of non-performing assets.

(3)	Loan charge-offs as percentage of computable credit risk.

The following table shows our non-performing assets by type of loan as of December 31, 2010 and 2011:

	As of December 31,
	2010		2011		2010/2011
	(Millions of pesos)				% Change
Commercial, financial and industrial	Ps.	2,401	Ps.	2,609	8.66%
Mortgage		707		2,249	218.10%
Installment loans to individuals		1,896		1,524	(19.62%)
Revolving consumer credit card loans		1,276		891	(30.17%)
Non-revolving consumer loans		620		633	2.10%
Total	Ps.	5,004	Ps.	6,382	27.54%

Commercial, financial and industrial

Non-performing assets in commercial, financial and industrial loans, which as of December 31, 2011 represented 40.9% of our total non-performing assets, increased Ps.208 million, or 8.7%, from December 31, 2010 to December 31, 2011, primarily due to a slight increase in non-performing assets in the SMEs portfolio due to growth of the portfolio.  Our NPL ratio with respect to commercial, financial and industrial loans improved from 1.68% as of December 31, 2010 to 1.50% as of December 31, 2011.

Mortgage

Non-performing assets in mortgage loans, which as of December 31, 2011 represented 35.2% of our total non-performing assets, increased Ps.1,542 million, or 218.1%, from December 31, 2010 to December 31, 2011.  Our NPL ratio with respect to mortgage loans deteriorated from 1.98% as of December 31, 2010 to 3.51% as of December 31, 2011.  These increases are related to the acquisition of the GE Capital residential mortgage business in Mexico in April 2011.  As of the date of acquisition, we recorded the mortgage loans that we acquired at fair value and Ps.733 million, or 3.7% of this mortgage portfolio was classified as a non-performing asset pursuant to our definition of non-performing loans.  Our mortgage portfolio excluding the GE Capital mortgage business had a NPL ratio of 1.76% in 2011 compared with 1.98% in 2010.

Installment loans to individuals

Non-performing assets in installment loans to individuals, which as of December 31, 2011 represented 23.9% of our total non-performing assets, decreased Ps.372 million, or 19.6%, from December 31, 2010 to December 31, 2011.  This decrease was due to the reduction of non-performing assets in our credit card portfolio, resulting from more stringent standards for credit card issuances, including increased cut-off scores, lower utilization rates and lower debt-burden ratios, as well as enhanced efforts to improve collections in the portfolio over the past two years. Our application cut-off scores were increased from 175 to 195 points, which represented an approval rate reduction from 45% to 26%.  Behavior scores were increased from 660 to 680 points. The increase in cut-offs on the behavior score limits the number of new prospects for credit line increases as well as any increases on existing credit lines. Both factors contributed to lower utilization rates.  The minimum acceptance criteria for debt burden was reduced from 65% to 40%.  Our cut-off scores and related indicators are based on our own internal scoring and classification methodology

Our NPL ratio with respect to installment loans to individuals in the revolving credit card portfolios improved from 5.1% as of December 31, 2010 to 3.1% as of December 31, 2011. Our NPL ratio with respect to installment loans to individuals in the non-revolving consumer loans improved from 3.7% as of December 31, 2010 to 2.8% as of December 31, 2011.

Provisions (Net)

Our provisions (net) consist mainly of provisions for pensions and other retirement obligations, provisions for legal and tax contingencies, and provisions for off balance sheet risk.

Provision (net) decreased by Ps.2,452 million, from a loss of Ps.562 million in 2010 to a gain of Ps.1,890 million in 2011. This decrease is primarily due to the reduction of undrawn credit lines and an improvement of the probability of default.

The available credit lines decreased by 21% due to three main factors in credit cards: cancellation of credit lines for inactive accounts, voluntary attrition and business as usual credit line decreases for active accounts.

Provisions for off-balance sheet risk were reduced by 48%.  This reduction is explained by the mix of the credit line decreases stated above and the improvement of portfolio quality, with a reduction in probability of default of 520 basis points. This reduction was due to the following factors:

•	accounts with the worst performance were charged off during or prior to 2010;

•
new accounts in 2010 and the first half of 2011 were admitted pursuant to a new credit policy implemented in 2010, which had been tightened in response to past performance.  Approval rates were reduced from 40% to 15%, which resulted in a lower expected loss. This policy was subsequently loosened in the second half of 2011 and tightened again effective March 2012; and

•	we implemented new credit scores that allowed us to manage our credit lines proactively by decreasing credit lines and/or cancelling credit line programs for high-risk customers.

Income Tax

Income tax for the year ended December 31, 2011 was Ps.4,813 million, a Ps.364 million or 8.2% increase from Ps.4,449 million in 2010.  Our effective tax rates for the years ended December 31, 2010 and 2011 were 27.54% and 26.27%, respectively.  Our effective tax rate decreased 127 basis points in 2011 compared to 2010. Although our income tax expense increased by Ps.364 million as a result of higher operating profit before tax, our effective tax rate decreased due to lower non-tax deductible expenses and an increase in deductible tax-depreciation originated from an increase in the deductible tax rate applied to our tangible assets.

Results of Operations by Segment for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The following table presents an overview of certain consolidated income statement data for each of our segments for the years ended December 31, 2010 and 2011.

	Retail Banking(1)				Global Wholesale Banking(2)				Corporate Activities
	For the year ended December 31,
	2010		2011		2010		2011		2010		2011
	(Millions of pesos)
Net interest income	Ps.	18,765	Ps.	21,107	Ps.	2,060	Ps.	3,690	Ps.	5,421	Ps.	3,814
Income from equity instruments		—		—		250		193		39		106
Fee and commission income (expense) (net)		8,121		8,929		1,334		1,465		(179)		(195)
Gains/(losses) on financial assets and liabilities and exchange differences (net)		515		935		2,356		(394)		737		(232)
Other operating income (expenses) (net)		(873)		(839)		(345)		(369)		386		154
Total income		26,528		30,132		5,655		4,585		6,404		3,647

	Retail Banking(1)				Global Wholesale Banking(2)				Corporate Activities
	For the year ended December 31,
	2010		2011		2010		2011		2010		2011
	(Millions of pesos)
Administrative expenses		(11,873)		(13,354)		(1,370)		(1,412)		(104)		(235)
Depreciation and amortization		(1,229)		(1,299)		(140)		(158)		(29)		(4)
Impairment losses on loans and receivables (net)		(6,908)		(5,326)		(1)		(65)		(63)		(44)
Impairment losses on other assets (net)		—		—		—		—		(92)		(100)
Provisions (net)		181		2,434		—		(1)		(743)		(543)
Gain/(losses) on disposal of assets not classified as non current assets held for sale		—		—		—		—		(77)		13
Gain/(losses) on disposal of non current assets held for sale not classified as discontinued operations		—		—		—		—		17		54
Operating profit before tax	Ps.	6,699	Ps.	12,587	Ps.	4,144	Ps.	2,949	Ps.	5,313	Ps.	2,788

(1)
The Retail Banking segment encompasses the entire commercial banking and asset management business.  Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

(2)
The Global Wholesale Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business.  Our Global Wholesale Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of December 31, 2010 and 2011.

	Retail Banking				Global Wholesale Banking				Corporate Activities
	2010		2011		2010		2011		2010		2011
	(Millions of pesos)
Cash and balances with Mexican Central Bank	Ps.	35,536	Ps.	35,992	Ps.	7,996	Ps.	7,581	Ps.	604	Ps.	570
Financial assets held for trading		—		181		238,074		241,144		539		1,138
Other financial assets at fair value through profit or loss		—		—		12,661		21,589		—		—
Available-for-sale financial assets		—		—		—		—		60,426		61,582
Loans and receivables		150,800		198,352		111,494		139,626		9,585		8,209
Hedging derivatives		—		—		—		—		1,287		897
Non-current assets held for sale		17		43		1		2		7,793		419
Tangible assets		4,638		4,738		782		799		68		70
Intangible assets		1,588		2,926		268		493		23		43
Tax assets		—		—		—		—		15,146		13,384
Other assets		210		830		10		20		2,068		3,576
Total assets	Ps.	192,789	Ps.	243,062	Ps.	371,286	Ps.	411,254	Ps.	97,539	Ps.	89,888

Financial liabilities held for trading	Ps.	—	Ps.	—	Ps.	115,754	Ps.	125,291	Ps.	781	Ps.	—
Other financial liabilities at fair value through profit or loss		—		—		112,239		118,269		—		—
Financial liabilities at amortized cost		228,628		259,012		58,228		50,590		39,592		82,171
Hedging derivatives		—		—		28		2,501		—		—
Liabilities associated with non-current assets held for sale		—		—		—		—		5,368		—
Provisions(1)		2,050		1,453		335		237		6,295		4,461
Tax liabilities		—		—		—		—		118		866
Other liabilities		1,549		1,858		253		303		4,755		5,705
Total liabilities	Ps.	232,227	Ps.	262,323	Ps.	286,837	Ps.	297,191	Ps.	56,909	Ps.	93,203
Total shareholders’ equity	Ps.	16,987	Ps.	22,222	Ps.	6,549	Ps.	10,642	Ps.	62,105	Ps.	58,623

(1)	Includes provisions for pensions and similar obligations, taxes and legal contingencies and contingent liabilities and commitments.

Retail Banking Segment

Operating profit before taxes attributable to the Retail Banking segment in 2011 was Ps.12,587 million, an 87.9% or Ps.5,888 million increase from Ps.6,699 million in 2010.  This increase was mainly due to:

•
a 12.5% or Ps.2,342 million increase in net interest income, mainly due to an increase of Ps.42,536 million in the average balance of loan portfolio excluding credit cards, partially offset by a 31 basis point decrease in the average interest spread over this portfolio mainly due to lower interest rates on mortgages.  The GE Capital mortgage business that we acquired in April 2011 generally had lower interest rates than we had in our own mortgage portfolio.

•	a 9.9% or Ps.808 million increase in net fee and commission income, from Ps.8,121 million in 2010 to Ps.8,929 million in 2011, due mainly to an increase in insurance commissions.

•
an 81.6% or Ps.420 million increase in gains/(losses) on financial assets and liabilities and exchange differences, from Ps.515 million in 2010 to Ps.935 million in 2011, primarily due to gains generated from the sale of our Mastercard and Visa shares, together with gains from hedging products sold to our retail customers, primarily middle-market corporations and SMEs.

•	a 3.9% or Ps.34 million decrease in other operating expense, from Ps.873 million in 2010 to Ps.839 million in 2011.

•	a 12.5% or Ps.1,481 million increase in administrative expenses, from Ps.11,873 million in 2010 to Ps.13,354 million in 2011, mainly due to increases in salaries and bonuses.

•
a 22.9% or Ps.1,582 million decrease in impairment losses on loans and receivables, reflecting a reduction in impairment losses of Ps.1,083 million in our credit card portfolio and of Ps.458 million in our commercial loan portfolio.  Our NPL ratio for credit card loans decreased by 197 basis points, from 5.08% in 2010 to 3.11% in 2011 and our NPL ratio for our commercial loan portfolio decreased by 18 basis points, from 1.68% in 2010 to 1.50% in 2011.

•
a Ps.2,253 million decrease in net provisions, from a gain of Ps.181 million in 2010 to a gain of Ps.2,434 million in 2011, primarily due to the release of provisions created in previous years relating to undrawn credit lines that were above the required amount of provisions.

Global Wholesale Banking Segment

Operating profit before taxes attributable to the Global Wholesale Banking segment in 2011 was Ps.2,949 million representing a Ps.1,195 million, or 28.8% decrease from Ps.4,144 million in 2010.  This decrease was mainly due to a Ps.394 million loss on financial assets and liabilities (net) in 2011, compared to gains of Ps.2,356 million in 2010, which was mainly the result of losses on interest rate derivatives, most of which were generated in our proprietary trading portfolio and were related to TIIE derivatives.  In 2010 and 2011, our strategy was to position Grupo Financiero Santander Mexico for a decrease in interest rates.  During the first quarter of 2011, rates actually increased generating losses on our money market portfolios, interest rate swaps, cross currency swaps and futures.  During the remainder of 2011, the Global Wholesale Banking segment reduced volume in its portfolios to reduce market risk by disposing of significant positions.

The losses in financial assets and liabilities (net) were partially offset by an increase in net interest income in the segment, which was Ps.3,690 million, an increase of Ps.1,630 million, or 79.1%, from Ps.2,060 million in 2010.  The increase in net interest income in the segment was due to increased average volumes in the loan portfolio and in debt instruments, offset by lower average interest rates earned on these portfolios.  Average wholesale banking loans increased by Ps.25,937 million, mainly due to the acquisition of loans granted to Mexican companies by other Santander Group entities of approximately Ps.12,993 million, in addition to organic growth.  The increase by Ps.13,227 million in the average balance of the trading portfolio was due to increased investment activity of our Global Wholesale Banking segment clients in repurchase and resale agreements.  The average volume of debt instruments administered by our Global Wholesale Banking segment increased by Ps.65,086 million, due to increased trading activity in the market.

Corporate Activities Segment

Our Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above.  The Corporate Activities segment includes the financial management division, which manages structural financial risks that arise from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currency.  The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

Through the assignment of a transfer price to each loan or deposit, interest income is divided between our operating segments (Retail Banking and Global Wholesale Banking ) and the Corporate Activities segment as follows:

•
The difference between the interest rate charged to customers for the loans granted by our operating segments and the transfer price assigned to these loans is assigned as interest income to the respective operating segment;

•
The difference between the interest rate paid to customers for the deposits received by our operating segments and the transfer price assigned to these deposits is assigned as interest income to the respective operating segment; and

•	Finally, the difference between the transfer price charged to the loans and the transfer price paid for the deposits is assigned to Corporate Activities as net interest income.

The financial management division determines transfer prices based on interest rates currently prevailing in the market for different durations, which are estimated from the yield of the most representative and liquid short and medium term corporate, government and Mexican Central Bank debt securities, and from the Mexican Central Bank’s reference interest rates for long-term securities.

The ALCO manages the risks associated with financial margin and net worth of the banking book, as well as liquidity risk for the entire balance sheet.  We hedge the interest rate risk of the balance sheet using strategies that can address specific operations or modify the risk profile as a whole.  In recent years, the ALCO portfolio was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps, to protect the interest rate margin against a lower interest rate environment.  As the scenario changed to more stable short term interest rates, we have reduced the volume of activity in the ALCO portfolio, leaving existing positions to mature at their stated maturity.

Operating profit before taxes attributed to Corporate Activities in 2011 was a gain of Ps.2,788 million, a Ps.2,525 million, or 47.5% decrease from a gain of Ps.5,313 million in 2010.  This decrease in operating profit before taxes was mainly due to:

•
a 29.1% or Ps.672 million decrease in the net interest income of the ALCO portfolio, due to a reduction of the average balance in the portfolio from Ps.82,901 million in 2010 to Ps.53,663 million in 2011, resulting from the sale of bonds during 2010 and the maturity of debt instruments that were not replaced. In addition, net interest income attributed to the Corporate Activities segment was adversely impacted by a reduction in transfer prices related to our commercial loan portfolio and assigned to that segment, which resulted in a loss of Ps.65 million in 2011, compared to a gain of Ps.665 million in 2010. The adverse impact on net interest income in our Corporate Activities segment resulting from the management of transfer prices contributed to increased net interest income in our two operating segments due to the corresponding lower cost of funding assigned to those segments.

•
a 107.2% or Ps.1,104 million increase in interest expenses related to issuance of debt, with an increase in the average balance of Ps.19,517 million and an increase of 18 basis points in the average interest rate.  During 2010, we issued long-term debt instruments in an aggregate amount of Ps.5,000 million as part of a more conservative liquidity management policy.  Consistent with this policy, during 2011 we issued an increased volume of long-term debt totaling Ps.15,230 million, of which Ps.1,700 millon were issued with a 10-year maturity and a fixed rate of 8.91%, contributing to the significant increase in interest expenses in 2011 compared with 2010.

•
a 131.5% or Ps.969 million decrease in gains (losses) on financial assets and liabilities, from a gain of Ps.737 million in 2010 to a loss of Ps.232 million in 2011, due mainly to a gain in 2010 of Ps.869 million generated from the sale of ALCO positions in Mexican bonds, and gains of Ps.138 million from the sale of shares of the Mexican Stock Exchange.

•
a 60.1% or Ps.232 million decrease in other operating income, from Ps.386 million in 2010 to Ps.154 million in 2011, due to a reduction in the cancelation of unclaimed liabilities from customers, together with an increase in IPAB contributions.

•
a 126.0% or Ps.131 million increase in administrative expenses, from Ps.104 million in 2010 to Ps.235 million in 2011, due to increased general expenses of Ps.190 million, which included expenses related to the sale of our insurance business, maintenance and improvements to buildings and in value added taxes.

We also generated an extraordinary after-tax profit of Ps.4,260 million from discontinued operations due to the sale of our insurance business in 2011.

Liquidity and Capital Resources

Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.

Overall, we have a strong liquidity position with total loans and leases, net of allowance, as a percentage of deposits, representing approximately 99.87% of our deposits as of June 30, 2012.  We constantly review our liquidity position and the forecasted growth of our business lines relative to our loan/deposit ratio.

Banco Santander Spain and its subsidiaries follow a global model in which each unit is responsible for its own capital and funding.  We are autonomous in the management of our liquidity and capital needs, with no structural support from our Parent company or any other unit of the Santander Group.

Risk-Weighted Assets and Regulatory Capital

Pursuant to Mexican Capitalization Requirements, Banco Santander Mexico, our commercial bank subsidiary, is required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, including credit, market and operational risks.  See “Supervision and Regulation—Banking Regulation—Capitalization.”  The minimum Capital Ratio currently required by the Mexican Capitalization Requirements in order not to be required to defer or cancel interest payments or defer principal payments of subordinated debt that qualifies to be computed as part of total net capital is 8.0%.  As of June 30, 2012, Banco Santander Mexico’s Capital Ratio was 14.63%.

The table below presents Banco Santander Mexico’s risk-weighted assets and Capital Ratios as of December 31, 2010 and 2011 and June 30, 2012, calculated in accordance with Mexican Banking GAAP:

	Mexican Banking GAAP
	As of December 31,				As of June 30,
	2010		2011		2012		2012
	(unaudited)
	(Thousands of pesos, except percentages)						(Thousands of U.S.$)(1)
Capital:
Tier 1	Ps.	68,703,017	Ps.	71,674,469	Ps.	73,578,658	U.S.$	5,487,505
Tier 2		1,088,486		1,469,060		1,528,743		114,014
Total capital		69,791,503		73,143,529		75,107,401		5,601,519
Risk-Weighted Assets:
Credit risk		235,471,552		267,333,905		307,413,388		22,926,922
Market risk		159,440,784		179,705,594		157,278,386		11,729,840
Operational risk		53,745,194		46,365,635		48,613,342		3,625,589
Total risk-weighted assets		448,657,530		493,405,134		513,305,066		38,282,351
Required Regulatory Capital:
Credit risk		18,837,724		21,386,712		24,593,067		1,834,154
Market risk		12,755,263		14,376,447		12,582,271		938,387
Operational risk		4,299,616		3,709,251		3,889,067		290,047
Total risk-weighted assets	Ps.	35,892,603	Ps.	39,472,410	Ps.	41,064,405	U.S.$	3,062,588
Capital Ratios (credit, market & operational risk):
Tier 1 capital to risk-weighted assets		15.31%		14.53%		14.33%		14.33%
Tier 2 capital to risk-weighted assets		0.24%		0.30%		0.30%		0.30%
Total capital to risk-weighted assets(2)(3)		15.56%		14.82%		14.63%		14.63%

(1)
Translated at the rate of Ps.13.4084 per U.S.$1.00, the exchange rate for U.S. dollars published by the Mexican Central Bank in the Official Gazette of the Federation on July 2, 2012 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.  See “Exchange Rates.”

(2)
Banco Santander Mexico’s Capital Ratio as of December 31, 2011 decreased by 74 basis points, from 15.56% in 2010 to 14.82% in 2011, mainly due to a 13.5% ( Ps.2,549 million) increase in required regulatory capital associated with credit risk and a 12.7% (Ps.1,621 million) increase in required regulatory capital associated with market risk, which were partly offset by an increase of 4.8% (Ps.3,352 million) in total capital and a decrease of 13.7% (Ps.590 million) in required regulatory capital associated with operational risk.

(3)
Banco Santander Mexico’s Capital Ratio as of June 30, 2012 decreased by 19 basis points, from 14.82% as of December 31, 2011 to 14.63% as of June 30, 2012, mainly due to a 15.0% (Ps.3,206 million) increase in required regulatory capital associated with credit risk and a 4.8% (Ps.180 million) increase in required regulatory capital associated with operational risk, which were partly offset by an increase of 2.7% (Ps.1,964 million) in total capital and a decrease of 12.5% (Ps.1,794 million) in required regulatory capital associated with market risk.

The Mexican government has stated that the country will be an early adopter of the Basel III international rules, which will require full implementation by 2019.  Basel III is a capital and liquidity reform package for internationally active banking organizations around the world that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty risk, the leverage ratio and the global liquidity standard.    In 2011, the CNBV announced that the proposed changes to implement Basel III will take place during 2012, but that its effectiveness is not expected until 2013.  However, the exact date for the final regulations of the CNBV in relation to the Basel III capital requirements has not yet been determined.  According to our estimates, we believe Banco Santander Mexico and its subsidiaries will be above the 10.5% threshold that will be required under the Basel III international rules.  See “Supervision and Regulation—Banking Regulation—Capitalization and Corrective Measures.”

Liquidity Management

Liquidity management seeks to ensure that, even under adverse conditions, we have access to funds necessary to cover client needs, maturing liabilities and working capital requirements.  Liquidity risk arises in the general funding of our financing, trading and investment activities.  It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we are required to repay liabilities earlier than anticipated.

Our general policy is to maintain adequate liquidity to ensure our ability to honor withdrawals of deposits in amounts and at times consistent with historical data, make repayment of other liabilities at maturity, extend loans and meet our own working capital needs in compliance with the applicable internal and regulatory reserve requirements and liquidity coefficients in all material respects.  See “Supervision and Regulation—Liquidity Requirements for Foreign Currency-Denominated Liabilities” and “Risk Management—Liquidity Risk.”

Additionally, the Basel III framework will implement a liquidity coverage ratio, or LCR, and a net stable funding ratio, or NSFR.  The LCR will require banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could be encountered under a stress scenario.  The NSFR establishes a minimum amount of stable funding a bank will be required to maintain based on the liquidity of the Bank’s assets and activities over a one-year period.

We have three principal sources of short-term peso funding: (i) demand deposits, comprised by interest-bearing and non-interest bearing demand deposits, (ii) time deposits, which include short-term promissory notes with interest payable at maturity (pagarés bancarios), fixed-term deposits and foreign currency time deposits and (iii) reverse repurchase agreements.

The following table shows the composition of our short-term funding:

	As of December 31,				As of June 30,
	2010		2011		2012
	(Millions of pesos)
Demand deposits:
Interest bearing deposits	Ps.	101,196	Ps.	109,955	Ps.	112,052
Non-interest bearing deposits		55,669		68,055		92,485
Subtotal	Ps.	156,865	Ps.	178,010	Ps.	204,537
Time deposits:
Notes with interest payable at maturity	Ps.	101,509	Ps.	106,548	Ps.	110,957
Fixed-term deposits		6,691		17,730		11,796

	As of December 31,				As of June 30,
	2010		2011		2012
	(Millions of pesos)
Foreign currency time deposits		5,807		4,417		4,487
Subtotal	Ps.	114,007	Ps.	128,695	Ps.	127,240
Reverse repurchase agreements		65,021		72,562		97,358
Accrued interest		187		259		219
Other demand deposits		9,984		9,122		11,410
Total customer deposits and reverse repurchase agreements	Ps.	346,064	Ps.	388,648	Ps.	440,764
Deposits from the Mexican Central Bank and credit institutions(1)		66,892		75,193		101,147
Total(2)	Ps.	412,956	Ps.	463,841	Ps.	541,911

(1)	Includes Ps.47,218, Ps.45,707 and Ps.69,909 of reverse repurchase agreements with credit institutions as of December 31, 2010 and 2011 and June 30, 2012, respectively.

(2)
As of December 31, 2010, we had deposits of Ps.346,064 million from customers, Ps.62,831 million from credit institutions and Ps.4,061 million from the Mexican Central Bank.  As of December 31, 2011, we had deposits of Ps.388,648 million from customers, Ps.75,193 million from credit institutions and no deposits from the Mexican Central Bank.  As of June 30, 2012, we had deposits of Ps.440,764 million from customers and Ps.101,147 million from credit institutions. As of June 30, 2012, we had not received deposits from the Mexican Central Bank.  See “Selected Statistical Information—Liabilities—Deposits.”

Demand deposits are our most important funding source and are also less expensive relative to other sources of funding.  Our funding strategy focuses on increasing the source of low-cost funding through new banking products and commercial campaigns oriented to grow the volume of demand deposits from our existing customers and expand our customer base.  Consistent with our funding strategy, we were able to increase our non-interest bearing demand deposits by approximately 22.2% in 2011 compared to 2010.  We were able to attract higher than usual non-interest bearing deposits as a result of tailored marketing efforts based on the extensive knowledge of our customers that we have developed using information technology and leveraged using CRM strategies.  Increases in non-interest bearing demand deposits were Ps.2,214 million for corporations, Ps.1,750 million for states and municipalities and Ps.3,985 million for governmental institutions and organizations.  In addition, our non-interest bearing deposits increased by approximately 35.9%, from Ps.68,055 million at December 31, 2011 to Ps.92,485 million at June 30, 2012.

Short-term promissory notes with interest payable at maturity (pagarés bancarios) are generally issued to meet short-term funding needs and are generally issued with maturities ranging from one to 364 days.

Sale and repurchase agreements are another important instrument in Mexico’s money market as they provide short-term investments to banking customers, mainly with Mexican government-issued paper and to a lesser extent securities issued by other Mexican banks and corporations.  We have used sale and repurchase agreements to achieve cost efficiencies and as an additional source of short-term funding.

The following tables show our short-term borrowings that we sold under reverse repurchase agreements for the purpose of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under reverse repurchase agreements.  The 20.1% increase in short-term borrowings at year-end from 2010 to 2011 was primarily due to an increase in our holdings of debt securities, principally Mexican government securities, which resulted in a corresponding increase in repurchase agreements.  See “Selected Statistical Information—Short-term Borrowings.”

	IFRS for the six months ended June 30,
	2011			2012
	Amount		Average rate	Amount		Average rate
Short-Term Borrowings	(Millions of pesos, except percentages)
Reverse repurchase agreements
At June 30	Ps.	161,729	4.31%	Ps.	167,267	4.13%
Average during year		137,596	4.32		176,811	4.10
Maximum month-end balance		163,554	4.36		206,995	4.14
Short positions:
At June 30(1)		31,419	4.54		27,513	4.19
Average during year		14,761	4.28		41,914	4.25
Maximum month-end balance		31,419	4.54		65,300	4.39
Total short-term borrowings at period end	Ps.	193,148	4.43%	Ps.	194,780	4.16%

(1)
This amount forms part of the outstanding balance of “Short positions” in our unaudited condensed consolidated balance sheet.  See note 10 to our unaudited condensed consolidated financial statements included in this prospectus.

	IFRS for the year ended December 31,
	2010			2011
	Amount		Average rate	Amount		Average rate
Short-Term Borrowings	(Millions of pesos, except percentages)
Reverse repurchase agreements:
At December 31	Ps.	112,239	4.41%	Ps.	118,269	4.23%
Average during year		119,483	4.41		141,669	4.27
Maximum month-end balance		128,711	4.43		177,086	4.36
Short positions:
At December 31(1)	Ps.	3,205	4.34%	Ps.	20,432	4.25%
Average during year		16,730	4.41		23,008	4.26
Maximum month-end balance		37,690	4.53		56,423	4.54
Total short-term borrowings at year end	Ps.	115,444	4.41%	Ps.	138,701	4.24%

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See note 11 to our audited financial statements included in this prospectus.

	Mexican Banking GAAP for the year ended December 31, 2009
	Amount		Average rate
Short-Term Borrowings	(Millions of pesos, except percentages)
At December 31	Ps.	128,582	4.38%
Average during year		117,424	5.28
Maximum month-end balance		144,212	7.59
Total short-term borrowings at year end	Ps.	128,582	4.38%

In the future, we expect to continue using the funding sources described above in accordance with their availability, their cost, and our asset and liability management needs.  The short-term nature of these funding sources, however, increases our liquidity risk and could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed.  For example, we are aware of the risk that a substantial number of our depositors may withdraw their demand deposits or not roll over their time deposits upon maturity; however, we believe we can respond to a liquidity problem by increasing the interest rates we pay on time deposits, altering our mix of funding sources and by liquidating our short-term assets.  We review our pricing policy daily and we believe we are able to reflect our cost of funding in the pricing of loans effectively, reducing the impact on net income.

We also have access to long-term funding through the issuance of unsecured bonds (certificados bursátiles bancarios), time deposits (certificados de depósito bancario de dinero a plazo) and promissory notes with interest payable at maturity (pagarés con rendimiento liquidable al vencimiento) in the local market.  As of June 30, 2012, the balance of our long-term funding outstanding in the local market totaled Ps.21,963 million.  See “—Long-term funding outstanding.”  In addition, we expect to issue debt in the international capital markets by the end of 2012, subject to market conditions.

Our funding costs have not been affected by the recent downgrades of Spain’s sovereign debt, Banco Santander Spain’s debt and our related downgrades, because we currently do not have outstanding debt securities in the international capital markets.  For debt financing, we currently rely entirely on local, peso-denominated issuances, and we are rated mxAAA, Aaa.mx and AAA(mex) by Standard & Poor’s Ratings Services, Moody’s Investors Service and Fitch Ratings Ltd., respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt.  However, because we expect to issue debt in the international capital markets by the end of 2012, downgrades of Spain’s sovereign debt, Banco Santander Spain’s debt and our related downgrades could adversely impact our cost of funding related to such debt issuances.  See “Risk Factors—Risks Associated with Our Business—Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds.  Any downgrading in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.”

We do not rely in any material respect on funding from our parent company, Banco Santander Spain, and Banco Santander Spain does not rely in any material respect on funding from us.  As such, the elimination of funding to us from Banco Santander Spain or any deterioration of Banco Santander Spain’s financial condition or increase in its funding costs would not have an impact on us except to the limited extent disclosed under “Risk Factors—Risks Associated with Our Business—Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds.  Any downgrading in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.”

Our management expects that cash flows from operations and other sources of liquidity will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2012 capital expenditures.  For 2012, we have a capital expenditures budget of Ps.1,677 million (U.S.$125.1 million), 63% of which (Ps.1,050 million) will be spent on information technology  and the rest on furniture, fixtures and equipment (Ps.627 million).  In 2011, our capital expenditures were Ps.1,591 million (U.S.$118.7 million), 64% of which (Ps.1,021 million) was for information technology and the remainder was for furniture, fixtures and equipment (Ps.572 million). As of June 30, 2012, we had spent Ps.538 million, or 32% of our capital expenditures budget for 2012.

	IFRS
	As of December 31,				As of June 30,
	2010		2011		2012		2012
	(Millions of pesos)						(Millions of U.S.$)(1)
Demand deposits	Ps.	15,305	Ps.	15,831	Ps.	17,609	U.S.$	1,313
Time deposits		6,424		12,423		11,502		858
Bank and other loans		7,806		4,642		7,480		558
Total	Ps.	29,535	Ps.	32,896	Ps.	36,591	U.S.$	2,729

(1)
Translated at the rate of Ps.13.4084 per U.S.$1.00, the exchange rate for U.S. dollars published by the Mexican Central Bank in the Official Gazette of the Federation on July 2, 2012 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.  See “Exchange Rates.”

Foreign Currency Position

Our foreign currency-denominated assets, most of which are U.S. dollar denominated, are funded from a number of sources, including: (i) savings accounts and time deposits from private banking customers and medium and large Mexican companies, primarily in the export sector; (ii) issuance of U.S. dollar-denominated certificates of deposit in the Mexican market; (iii) interbank deposits; (iv) trade and working capital financing facilities from Mexican development banks and from foreign export-import banks; and (v) issuance of euroclearable certificates of deposit for foreign investors.  We also obtain funding in foreign currency by swapping funding in Mexican pesos into U.S. dollars or euros through foreign currency derivatives (foreign currency swaps and cross-currency swaps) with certain local and foreign counterparties.  Foreign currency funding rates are generally referenced to the London Interbank Offered Rate, or LIBOR.

Mexican Central Bank regulations require that a bank maintain open positions in foreign currencies no higher than a specified level with respect to its total Tier 1 capital.  As of June 30, 2012, our foreign currency-denominated assets, including derivative transactions, totaled U.S.$33,042 million ( Ps.445,347 million ) and our foreign currency-denominated liabilities, including derivative transactions, totaled U.S.$33,214 million (Ps.445,346 million).  As part of our asset and liability management strategy, we monitor closely our exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

As of June 30, 2012, we are also in compliance with the limits established for us by the Mexican Central Bank for maturity-adjusted net foreign currency-denominated liabilities, which was U.S.$9,946 million (Ps.133,360 million).  As of such date, our maturity-adjusted net foreign currency-denominated liabilities were U.S.$5,694 million (Ps.76,347 million).  For a discussion of the components of Tier 1 and Tier 2 Capital, see “Supervision and Regulation.”

For the years ended December 31, 2010 and 2011 and the six months ended June 30, 2012, we were in compliance with all regulatory requirements relating to the ratio of U.S. dollar-denominated liabilities to total liabilities.

Deposits and Other Borrowings

The following tables set forth our average daily balance of liabilities for each of the periods presented, in each case together with the related average nominal interest rates paid thereon.

	IFRS
	For the six months ended June 30,
	2011				2012
	Average Balance		% of Total Average Liabilities	Average Nominal Rate	Average Balance		% of Total Average Liabilities	Average Nominal Rate
	(Millions of pesos, except percentages)
Demand accounts	Ps.	88,777	14.48%	1.45%	Ps.	99,380	12.74%	2.11%
Time deposits		111,974	18.26%	3.97%		132,298	16.96%	4.11%
Deposits from the Mexican Central Bank and credit institutions		84,029	13.70%	3.97%		113,059	14.49%	4.11%
Reverse repurchase agreements		83,311	13.59%	4.51%		114,793	14.72%	4.46%
Marketable debt securities and other financial liabilities		29,179	4.76%	4.94%		25,552	3.28%	5.36%
Other liabilities(1)		40,325	6.58%	4.46%		65,299	8.37%	4.27%
Subtotal interest bearing liabilities		437,595	71.37%	3.75%		550,381	70.56%	3.97%
Non-interest bearing liabilities		87,808	14.32%			135,097	17.32%
Shareholders’ equity		87,758	14.31%			94,509	12.12%
Subtotal shareholders’ equity and non-interest bearing liabilities		175,566	28.63%			229,606	29.44%
Total shareholders’ equity and liabilities	Ps.	613,161	100.00%		Ps.	779,987	100.00%

(1)	This line includes the amount of financial liabilities arising from the sale of financial assets under reverse repurchase agreements, securities loans and short sales.

	IFRS
	For the year ended December 31,
	2010				2011
	Average Balance		% of Total Average Liabilities	Average Nominal Rate	Average Balance		% of Total Average Liabilities	Average Nominal Rate
	(Millions of pesos, except percentages)
Demand accounts	Ps.	75,912	14.21%	1.52%	Ps.	90,532	13.57%	1.78%
Time deposits		105,317	19.71%	3.73%		122,491	18.37%	3.84%
Deposits from the Mexican Central Bank and credit institutions		71,186	13.33%	4.16%		96,756	14.51%	4.04%
Reverse repurchase agreements		64,198	12.02%	4.86%		89,781	13.46%	4.45%
Marketable debt securities and other financial liabilities		17,125	3.21%	5.41%		34,513	5.17%	5.56%
Other liabilities(1)		19,543	3.66%	4.24%		49,852	7.47%	3.69%
Subordinated liabilities		2,778	0.51%	2.70%		—
Subtotal interest bearing liabilities		356,059	66.65%	3.65%		483,925	72.55%	3.71%
Non-interest bearing liabilities		98,082	18.36%			102,002	15.29%
Shareholders’ equity		80,069	14.99%			81,023	12.16%
Subtotal shareholders’ equity and non-interest bearing liabilities		178,151	33.35%			183,025	27.45%
Total shareholders’ equity and liabilities	Ps.	534,210	100.00%		Ps.	666,950	100.00%

(1)	This line includes the amount of financial liabilities arising from the sale of financial assets under reverse repurchase agreements, securities loans and short sales.

Average time deposits as a share of average total shareholders’ equity and liabilities decreased from 18.26% as of June 30, 2011 to 16.96% as of June 30, 2012, while the ratio of average demand accounts to average total shareholders’ equity and liabilities decreased from 14.48% to 12.74% over the same period.

Average non-interest bearing liabilities as a share of average total shareholders’ equity and liabilities increased from 14.32% as of June 30, 2011 to 17.32% as of June 30, 2012, in line with our funding strategy to continue to utilize all sources of funding taking into account their costs, their availability and our general asset and liability management strategy.

Composition of Deposits

The following table sets forth the composition of our deposits as of December 31, 2010 and 2011 and June 30, 2012.

	IFRS
	As of December 31,				As of June 30,
	2010		2011		2012
	(Millions of pesos)
Demand deposits
Interest bearing deposits	Ps.	101,196	Ps.	109,955	Ps.	112,052
Non-interest bearing deposits		55,669		68,055		92,485
Subtotal	Ps.	156,865	Ps.	178,010	Ps.	204,537
Time deposits
Notes with interest payable at maturity	Ps.	101,509	Ps.	106,548	Ps.	110,957
Fixed-term deposits(1)		7,391		17,730		11,796
Foreign currency time deposits(2)		6,424		12,423		11,502
Subtotal	Ps.	115,324	Ps.	136,701	Ps.	134,255
Total	Ps.	272,189	Ps.	314,711	Ps.	338,792

(1)
As of December 31, 2010, includes Ps.700 million of fixed-term deposits from the Mexican Central Bank and Ps.617 million of fixed-term deposits from other credit institutions.  As of December 31, 2011, we had not received fixed-term deposits from the Mexican Central Bank or other credit institutions.  As of June 30, 2012, we had not received fixed-term deposits from the Mexican Central Bank or other credit institutions.

(2)
As of December 31, 2011, includes Ps.8,006 million of foreign currency time deposits from other credit institutions.  As of December 31, 2010, we did not have foreign currency time deposits from other credit institutions.  As of June 30, 2012, includes Ps.7,015 million of foreign currency time deposits from other credit institutions.

Long-term Funding Outstanding

The following table sets forth the composition, term and rate of our long-term funding in the local market as of June 30, 2012.

Instrument	Amount(1)	Maturity Date	Rate
	(Millions of pesos)
Structured Bank Bonds(2)	88	23-May-13	IPC, S&P 500, Dow Jones and Euro Stoxx 50
Structured Bank Bonds(2)	115	25-Jun-13	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured Bank Bonds(2)	916	30-Jul-13	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured Bank Bonds(2)	10	11-Jul-14	TIIE Rate
Structured Bank Bonds(2)	93	29-May-14	TIIE Rate
Structured Bank Bonds(2)	197	5-May-14	TIIE Rate
Structured Bank Bonds(2)	56	17-May-13	TIIE Rate
Structured Bank Bonds(2)	18	7-Aug-12	Subject to exchange rate movements
Structured Bank Bonds(2)	27	26-Jul-12	5.06%
Unsecured Bonds(3)	5,011	18-Apr-13	TIIE Rate + 12 bps
Unsecured Bonds(3)	1,743	9-Mar-21	8.91%
Unsecured Bonds(3)	23	16-Apr-13	Guaranteed rate subject to IPC yield
Unsecured Bonds(3)	5,008	27-Jan-14	TIIE Rate + 20 bps
Unsecured Bonds(3)	731	27-Jan-14	TIIE Rate + 20 bps
Unsecured Bonds(3)	2,810	21-Sep-16	TIIE Rate + 50 bps
Unsecured Bonds(3)	1,305	21-Sep-16	TIIE Rate + 50 bps
Unsecured Bonds(3)	3,709	16-Apr-13	TIIE Rate + 15 bps
Unsecured Bonds(3)	5	15-Jul-13	Guaranteed rate subject to IPC yield
Promissory notes(4)	1	2-Jul-12	4.45%
Promissory notes(4)	48	24-Jul-12	4.45%
Promissory notes(4)	49	2-Jul-12	4.45%
Total issuance	21,963

(1)	Equals funding amounts taking into consideration redemptions and accrued interest. See note 24 to our audited financial statements.

(2)	Referred to in the local Mexican market as bonos bancarios estructurados.

(3)	Referred to in the local Mexican market as certificados bursátiles bancarios.

(4)	Referred to in the local Mexican market as certificados de depósito bancario de dinero a plazo.

Off-Balance Sheet Arrangements

In the ordinary course of our business, we are a party to off-balance sheet activities to manage credit, market and operational risk and that are not reflected in our audited financial statements.  These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit.  We record our off-balance sheet arrangements as memorandum accounts, which are described more fully in note 33 of our audited financial statements included elsewhere in this prospectus.

We provide customers with off-balance sheet credit support through loan commitments.  Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms.  Since substantial portions of these commitments are expected to expire without our granting of any loans, total commitment amounts do not necessarily represent our actual future cash requirements.  These loan commitments totaled Ps.148,240 million, Ps.132,983 million and Ps.110,952 million as of December 31, 2010 and 2011 and June 30, 2012, respectively.

The credit risk of both on- and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements.  To mitigate credit risk, we generally determine the need for specific covenant, guaranty and collateral requirements on a case-by-case basis depending on the nature of the financial instrument and the customer’s creditworthiness.  We may also require comfort letters.  The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable as well as deposits, stocks, bonds and other tradable securities that are generally held in our possession or at another appropriate custodian or depository.  The collateral is valued and inspected on a regular basis to ensure both its existence and adequacy.  Additional collateral is required when it is considered necessary by us.

The following table presents our outstanding contingent loans and other off-balance sheet assets as of December 31, 2010 and 2011 and June 30, 2012:

	As of December 31,				As of June 30,
	2010		2011		2012
	(Millions of pesos)
Proprietary record accounts:
Contingent assets and liabilities(1)	Ps.	31,240	Ps.	32,133	Ps.	31,852
Credit commitments		148,240		132,983		110,952
Assets in trust or mandate:
Trusts		130,423		145,755		106,747
Mandates(2)		1,479		1,556		1,548
Assets in custody or under administration		2,700,457		2,935,454		3,062,735
Subtotal	Ps.	3,011,839	Ps.	3,247,881	Ps.	3,313,834

	As of December 31,				As of June 30,
	2010		2011		2012
	(Millions of pesos)
Collateral received	Ps.	34,512	Ps.	39,015	Ps.	52,244
Collateral received and sold or pledged as guarantee(3)		2,407		18,120		26,708
Uncollected interest earned on past due loan portfolio		928		701		1,092
Investment banking transaction on behalf of third parties (net)(4)		205,917		254,493		269,875
Subtotal		243,764		312,329		349,919
Total	Ps.	3,255,603	Ps.	3,560,210	Ps.	3,663,753

(1)
Includes (i) an available line of credit granted to us by the Mexican Central Bank of Ps.30,617 million as of December 31, 2010, Ps.31,319 million as of December 31, 2011 and Ps.31,319 million as of June 30, 2012 and (ii) financial penalties assessed by an administrative or judicial authority, including the CNBV, until the time that the obligation to pay these penalties is fulfilled and after appeals proceedings have been exhausted.

(2)	Assets received are managed under independent management trusts. Mandates include the declared value of the assets subject to mandate contracts entered into by us.

(3)
Collateral received and sold or pledged as guarantee is composed of all collateral received in reverse repurchase agreements in which we are the buying party that in turn is sold by us as a selling party.  This balance also includes the obligation of the borrower (or lender) to return to the lender (or borrower) the assets subject to the loan transaction carried out by us.

(4)	Cash and securities owned by customers and held in custody, pledged as collateral and managed by our bank and brokerage subsidiaries.

Contractual Obligations

The table below presents our contractual obligations at June 30, 2012.

	Payment due by period
	Less than 1 year		More than 1 year but less than 3 years		More than 3 years but less than 5 years		More than 5 years		Total
	(Millions of pesos)
Demand deposits	Ps.	204,537	Ps.	—	Ps.	—	Ps.	—	Ps.	204,537
Time deposits		133,804		451		—		—		134,255
Bank and other loans		32,028		3,173		259		392		35,852
Marketable debt securities		9,145		6,960		4,115		1,743		21,963
Reverse repurchase agreements		167,267		—		—		—		167,267
Short positions		46,914		—		—		—		46,914
Financial derivatives instruments		11,242		13,158		15,173		48,909		88,482
Tax liabilities		604		—		—		—		604
Sundry creditors and other payables		39,619		—		—		—		39,619
Total	Ps.	645,160	Ps.	23,742	Ps.	19,547	Ps.	51,044	Ps.	739,493

THE MEXICAN FINANCIAL SYSTEM

General

Mexico’s financial system is currently comprised of commercial banks, national development banks, brokerage firms, development trust funds and other non-bank institutions, such as insurance and reinsurance companies, bonding companies, credit unions, savings and loans companies, foreign exchange houses, factoring companies, bonded warehouses, financial leasing companies, mutual fund companies, pension fund management companies, limited purpose financial institutions, multiple purpose financial institutions and limited purpose banks.  In 1990, the Mexican government adopted the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras) aimed at achieving the benefits of universal banking, which permits a number of financial services companies to operate as a single financial services holding company.  Most major Mexican financial institutions are members of financial groups.

The principal financial authorities that regulate financial institutions are the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP), the Mexican Central Bank (Banco de México), the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV), the Mexican National Commission for the Retirement Savings Systems (Comisión Nacional del Sistema de Ahorro para el Retiro, or CONSAR), the Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas, or CNSF), the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB) and the Mexican National Commission for the Protection and Defense of Financial Service Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros, or CONDUSEF).

Financial Groups

The enactment of the Mexican Financial Groups Law in 1990 permitted the development of the universal banking model in Mexico.  By July 1992, most major Mexican financial institutions had become part of financial groups controlled by a financial services holding company, such as Grupo Financiero Santander Mexico, and made up of a number of financial operating entities.  The operations of financial services holding companies are generally restricted to holding shares representing the capital stock of financial services operating subsidiaries.  Such subsidiaries, whether direct or indirect, may include Mexican banks, broker-dealers, insurance companies, bonding companies, mutual fund operators, mutual funds, auxiliary credit organizations (such as factoring, financial leasing and bond-warehousing companies), Sofoles, Sofomes, foreign exchange service providers and retirement fund administrators.  Financial groups may be comprised by a holding company and any two financial institutions (which may be of the same type of financial institution), provided that a financial group may not be comprised solely by the holding company and two Sofomes.

The Mexican Financial Groups Law permits entities controlled by the same financial services holding company:

•	to act jointly before the public, offer services that are supplemental to the services provided by the other and hold themselves out as part of the same group;

•	use similar corporate names; and

•	conduct their activities in the offices and branches of other entities part of the same group.

In addition, the Mexican Financial Groups Law requires that each financial services holding company enter into an agreement with each of its financial services subsidiaries pursuant to which the holding company agrees to be responsible secondarily and without limitation for the satisfaction of the obligations incurred by its subsidiaries as a result of the activities that each such subsidiary is authorized to conduct under the applicable laws and regulations, and is fully responsible for certain losses of its subsidiaries, up to the total amount of the holding company’s assets.  For such purposes, a subsidiary is deemed to have losses if:

•	its shareholders’ equity represents an amount that is less than the amount the subsidiary is required to have as minimum paid-in capital under applicable law;

•	capital and reserves are less that the subsidiary is required to have under applicable law; and

•	in the judgment of the regulatory commission supervising the subsidiary’s activities, the subsidiary is insolvent and cannot fulfill its obligations.

No subsidiary of any such holding company is responsible for the losses of the holding company or any other subsidiary thereof.

We have entered into such agreements with our subsidiaries, as described under “Supervision and Regulation—Financial Groups’ Statutory Responsibility.”

Authorities of the Mexican Financial System

The principal authorities that regulate and supervise financial institutions related to the activities of Grupo Financiero Santander Mexico in Mexico are the Mexican Central Bank, the SHCP, the CNBV, the CNSF, the IPAB and the CONDUSEF.  These authorities are subject to a number of organic laws and other administrative regulations that govern their regulatory, supervisory and other powers.  Also, these entities continually enact administrative regulations within the scope of their respective authority for the regulation of the corresponding financial entities, as further mentioned below.  Grupo Financiero Santander Mexico, as a financial services holding company, is subject to the supervision and regulation of the CNBV.  In addition, our financial subsidiaries are subject to the supervision and regulation of the corresponding financial authority, and are in constant interaction with such authorities during their normal course of business.

Banco de México

Banco de México is the Mexican Central Bank.  It is an autonomous entity that is not subordinated to any other body in the Mexican government.  Its primary purpose is to issue the Mexican currency, as well as to maintain the acquisition power of such currency, to establish reference interest rates and to ensure that the banking and payments systems perform under safe and sound principles.

Monetary policy decisions are taken by the members of the Governing Board of the Mexican Central Bank.  The Governing Board is composed of a Governor and four Deputy Governors, all of which are appointed by the President and ratified by the Senate or the Permanent Commission of Congress, as applicable.

Among the decisions that only the Governing Board may take are the authorization of the issuance of currency and the minting of coins, the decision to extend credit to the Mexican government, the determination of policies and criteria that the Mexican Central Bank uses in its operations and in the regulations that it issues, and the approval of its rules of procedure, budget, working conditions and similar internal matters.

SHCP

The SHCP is the regulator in charge of proposing, conducting and controlling the economic policy of the Mexican government in matters of economics, tax, finance, public budget, public debt and income.  Together with the CNBV and the Mexican Central Bank, it is the primary regulator of commercial banks and national development banks.  The SHCP participates in the process of incorporation, revocation, operation, merger, control and stock purchase of financial institutions.

CNBV

The CNBV is a governmental body subordinate to the SHCP, having independent technical and executive powers.  The CNBV is in charge of the supervision and regulation of financial entities, with the purpose of ensuring their stability and sound performance, as well as the maintenance of a safe and sound financial system.  The scope of the CNBV’s authority includes inspection, supervision, prevention and correction powers.  The primary financial entities regulated by the CNBV are commercial banks, national development banks, regulated multiple purpose financial institutions, brokerage firms, as well as publicly traded companies and other entities that have issued debt securities to the public.  The CNBV is also in charge of granting and revoking banking and securities brokerage licenses in Mexico.

CONSAR

The CONSAR is a governmental body subordinated to the SHCP, having independent technical and executive powers.  The CONSAR was created in 1997 as part of a comprehensive reform of the retirement savings and pensions system, and is in charge of protecting the retirement savings of employees through the regulation and supervision of Afores and Siefores.  The CONSAR evaluates risks borne by the participants in the retirement savings system and makes sure these participants are solvent and maintain adequate liquidity levels.

CNSF

The CNSF is a governmental body ascribed to the SHCP, having independent technical and executive powers.  The CNSF is in charge of the supervision and regulation of insurance and bonding companies, promoting the safe and sound development of the insurance and guaranty bond financial sectors.

IPAB

After the 1994 financial crisis, the Mexican government created the IPAB, an independent, decentralized governmental institution with its own legal standing and assets.  The IPAB’s primary purpose is the protection and insurance of bank deposits, having also powers to provide solvency to banking institutions, contributing to the safe and sound development of the banking sector and the national payments system.  The IPAB is also entitled to acquire assets from distressed banking institutions.

CONDUSEF

The CONDUSEF is a governmental body under the SHCP.  The CONDUSEF is in charge of the provision of financial orientation, guidance and information to customers of financial services, as well as implementation of corrective measures through the processing of claims by such customers, with the primary purpose of protecting customer’s interests.  The CONDUSEF may also act as arbitrator in disputes between financial institutions and their customers and establish regulations and impose sanctions to financial institutions in order to protect their clients.

History of the Banking Sector

Banking activities in Mexico have been and continue to be affected by prevailing conditions in the Mexican economy, and the demand for and supply of banking services have been vulnerable to economic downturns and changes in government policies.  Prior to the early 1990s, lending by Mexican banks to the private sector had fallen to very low levels.  It is estimated, however, that by the end of 1994 average total indebtedness of the private sector to Mexican commercial banks had grown to represent approximately 40.7% of Mexican GDP, with mortgage loans and credit card indebtedness generally growing faster than commercial loans.  The devaluation of the Mexican peso in December 1994 initiated a crisis, and the resulting high interest rates and contraction of the Mexican economy in 1995 severely impacted most borrowers’ ability to both repay loans when due and meet debt service requirements.  These effects, among others, caused an increase in the non-performing loan portfolio of Mexican financial institutions, particularly during 1995, which adversely affected the capitalization level of financial institutions.  Also, increased domestic interest rates and the deteriorating value of the peso made it more difficult for financial institutions to renew dollar-denominated certificates of deposit and credit lines.

From 1995 through the end of 1997, the CNBV had assumed or intervened in the operations of 13 banks and had adopted several measures designed to protect, stabilize and strengthen the Mexican banking sector.  These measures included:

•	creating a temporary capitalization program to assist banks;

•	establishing a foreign exchange credit facility with the Mexican Central Bank to help banks with dollar liquidity problems;

•	increasing the level of required loan loss reserves;

•	establishing a temporary program for the reduction of interest rates on certain loans;

•	establishing various programs to absorb a portion of debt service cost for mortgage loan debtors (including debt restructuring and conversion support programs); and

•	broadening the ability of foreign and Mexican investors to participate in Mexican financial institutions.

Reforms to Mexican Banking Law

On February 1, 2008, the Mexican Congress enacted a number of reforms to the Mexican Banking Law (Ley de Instituciones de Crédito), which grant more power to the CNBV and establish new provisions on transparency and reliability in the disclosure of a bank’s information.  The main objectives of the reforms include:

Enhancing the CNBV supervisory practices.  The reforms grant ample authority to the CNBV for the supervision of the financial entities under the Mexican Banking Law.  The CNBV may perform visits to banks, with the aim to review, verify, test and evaluate the operations, processes, systems of internal control and risk management among others elements that may affect the financial position of banks.

Additionally, the reforms permit the CNBV to partially suspend or restrict the execution of the authorized transactions referred to in Article 46 of the Mexican Banking Law, when such transactions are prohibited or not performed with the required infrastructure or internal controls.  The order of suspension can be issued regardless of any other applicable sanctions under the Mexican Banking Law.

Increasing requirements for the granting of loans to customers.  For the granting of loans, banks are required to analyze and evaluate the viability of payment by borrowers or counterparties, relying on an analysis based on quantitative and qualitative information that allows establishing their creditworthiness and ability of timely payment of the loan.  Banks must issue guidelines and lending process manuals and credit procedures shall be performed in accordance with such policies.

Establishing new provisions on transparency and reliability.  Banks are required to publicly disclose their corporate, financial, administrative, operational, economic and legal information, as determined by the CNBV.  Banks must post on their website and in a national newspaper their balance sheets and other relevant information periodically.

Establishing fiscalization powers for the supervision of external auditors.  The CNBV has powers of inspection and surveillance with respect to entities that provide external audit services to banks, including those partners or employees who are part of the audit team, in order to verify the compliance with the Mexican Banking Law.  The CNBV is allowed to: (i) request any information and documentation related to the services rendered; (ii) practice inspection visits; (iii) require the attendance of partners, legal representatives and other employees; and (iv) issue audit procedures to be complied by the auditors, in connection with the tax opinions and practices performed by them.

Limited-purpose banks.  The reform introduced limited-purpose banks (bancos de nicho), which can only engage in a limited amount of banking activities which are specifically set forth in their bylaws.  The minimum required capital of limited-purpose banks can vary depending on the activities carried out by such entities, from a range of 90,000,000 UDIs to 36,000,000 UDIs.  UDIs are Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation.

Improvement of Creditors’ Rights and Remedies

Mexico has enacted legislation to improve creditors’ rights and remedies.  These laws include collateral pledge mechanisms and a new bankruptcy law.

Collateral Mechanisms

The Mexican Commerce Code (Código de Comercio), the General Law of Negotiable Instruments and Credit Transactions (Ley General de Títulos y Operaciones de Crédito), the former Mexican Securities Market Law, the Mexican Banking Law, the Insurance Companies Law (Ley General de Instituciones y Sociedades Mutualistas de Seguros), the Bonding Companies Law (Ley Federal de Instituciones de Fianzas) and the General Law of Ancillary

Credit Organizations and Activities (Ley General de Organizaciones y Actividades Auxiliares del Crédito) were amended with the purpose of providing an improved legal framework for secured lending and, as a consequence, encourage banks to increase their lending activities.  Among its provisions, the decree eliminated a prior non-recourse provision applicable to non-possessory pledges (which allowed the creation of a pledge over all the assets used in the main business activity of the debtor, but limited recourse to the applicable collateral) and collateral trusts, to allow creditors further recourse against debtors in the event that proceeds derived from the sale or foreclosure of collateral are insufficient to repay secured obligations.

Bankruptcy Law

The Mexican Bankruptcy Law provides for a single insolvency proceeding encompassing two successive phases: a conciliatory phase of mediation between creditors and debtor, and bankruptcy.

Only IPAB or the CNBV may demand the declaration of insolvency of banking institutions, including Banco Santander Mexico.  In the case of banking institutions, such as Banco Santander Mexico, with the declaration of bankruptcy (concurso mercantil) the judicial procedure is initiated in the bankruptcy phase and not, as in common procedures, in the conciliatory phase.  The bankruptcy of a Mexican bank is viewed as an extreme measure (because it results in a liquidation and dissolution), which has not been resorted to in practice, and is preceded by a number of measures that seek to avoid it, such as precautionary measures taken by the CNBV, facilities made available by IPAB and an intervention led by the CNBV.  Upon filing of the application for the declaration of insolvency, banking institutions must cease operations and suspend payment of all obligations.

The Mexican Bankruptcy Law establishes precise rules that determine when a debtor is in general default in its payment obligations.  The principal indications are failure by a debtor to comply with its payment obligations in respect of two or more creditors, and the existence of any of the following two conditions: (i) 35.0% or more of a debtor’s outstanding liabilities are 30 days past due; or (ii) the debtor fails to have certain specifically defined liquid assets and receivables to cover at least 80.0% of its obligations which are due and payable.

The law provides for the use and training of experts in the field of insolvency and the creation of an entity to coordinate their efforts.  Such experts include the intervenor (interventor), conciliator (conciliador) and receiver (síndico).  The IPAB acts as the liquidator and receiver and the CONDUSEF may appoint up to three intervenors.

On the date the insolvency judgment is entered, all peso-denominated obligations are converted into UDIs, and foreign currency-denominated obligations are converted into pesos at the rate of exchange for that date and then converted into UDIs.  Only creditors with a perfected security interest (i.e., mortgage, pledge or security trust) continue to accrue interest on their loans.  The Mexican Bankruptcy Law mandates the netting of derivative transactions upon the declaration of insolvency.

The Mexican Bankruptcy Law provides for a general rule as to the period when transactions may be scrutinized by the judge to determine if they were entered into for fraudulent purposes, which is 270 calendar days prior to the judgment declaring insolvency.  This period is referred to as the retroactivity period.  Nevertheless, upon the reasoned request of the conciliator, the intervenors, who may be appointed by the creditors to oversee the process, or any creditor, the judge may set a longer period.

In December 2007, the Mexican Bankruptcy Law was amended to incorporate provisions relating to pre-agreed insolvency proceedings, frequently used in other jurisdictions, that permit debtors and creditors to agree upon the terms of a restructuring and thereafter file, as a means to obtain the judicial recognition of a restructuring reached on an out-of-court basis.  This also provides protection against dissident minority creditors.

Deregulation of Lending Entities and Activities

In July 2006, the Mexican Congress enacted reforms to the General Law of Auxiliary Credit Organizations and Activities, the Mexican Banking Law and the Foreign Investment Law (Ley de Inversión Extranjera), with the objective of creating a new type of financial entity called multiple purpose financial entities (sociedad financiera de objeto múltiple, or Sofom) (the “Sofom Amendments”).  The Sofom Amendments were published in the Official Gazette of the Federation (Diario Oficial de la Federación) on July 18, 2006.

The main purpose of the Sofom Amendments is to deregulate lending activities, including financial leasing and factoring activities.  Sofomes are Mexican corporations (sociedades anónimas) that expressly include as their main corporate purpose in their bylaws, engaging in lending and/or financial leasing and/or factoring services.  Pursuant to the Sofom Amendments, the SHCP has ceased to authorize the creation of new Sofoles, and all existing Sofol authorizations will automatically terminate on July 19, 2013.  On or prior to that date, existing Sofoles must cease operating as a Sofol.  Failure to comply with this requirement will result in dissolution or liquidation of the Sofol.  Existing Sofoles also have the option of converting to Sofomes or otherwise extending their corporate purposes to include activities carried out by Sofomes.

Among others, Sofomes that are affiliates of Mexican credit institutions (i.e., private or public banks) or the holding companies of financial groups that hold a credit institution will be regulated and supervised by the CNBV, and will be required to comply with a number of provisions and requirements applicable to credit institutions such as capital adequacy requirements, risk allocation requirements, related party transactions rules, write-offs and assignment provisions, as well as reporting obligations.  Regulated Sofomes are required to include in their denomination the words “Entidad Regulada” (regulated entity) or the abbreviation thereof, “E.R.” All other entities whose main purpose is engaging in lending, financial leasing and factoring activities are non-regulated Sofomes and must so indicate in their corporate denomination by including the words “Entidad No Regulada” (non-regulated entity) or the abbreviation thereof, “E.N.R.” Non-regulated Sofomes are not subject to the supervision of the CNBV.

Sofomes (regulated or non-regulated) will be subject to the supervision of the CONDUSEF as is the case with any other financial entity.

The Sofom Amendments also eliminated the restrictions on foreign equity investment applicable to Sofoles, financial leasing and factoring companies, which until the Sofom Amendments became effective, was limited to 49.0%.  Accordingly, the Sofom Amendments may result in an increase in competition in the financial services industry, from foreign financial institutions.

The Mexican Securities Market Law

The Mexican Securities Market Law sets standards for authorizing companies to operate as brokerage firms, which authorization is granted by the CNBV with the approval of its Governing Board.  In addition to setting standards for brokerage firms, the Mexican Securities Market Law authorizes the CNBV, among other things, to regulate the public offering and trading of securities, corporate governance, disclosure and reporting standards and to impose sanctions for the illegal use of insider information and other violations of the Mexican Securities Market Law.  See “Market Information—The Mexican Securities Market.”

Insurance System

The Mexican insurance system is governed by the Insurance Companies Law, the Bonding Companies Law, the Insurance Contract Law (Ley Sobre el Contrato de Seguro) and other regulatory provisions issued by the SHCP and the CNSF.  Insurance companies require the authorization of the SHCP for their incorporation.  The authorization shall include the specific sector in which the insurance company will conduct business, including life, health care, property and casualty, civil and professional liability, among others.  The SHCP may also grant authorization to perform reinsurance and co-insurance activities.  Insurance companies are subject to stringent capital adequacy and investment rules, compliance with which is verified by the CNSF.  These rules determine the type of assets into which insurance companies may invest, as well as the minimum amount of capital required to be maintained by such entities.  Also, insurance companies are required to maintain technical reserves as protection against risks, which help such entities to maintain adequate liquidity levels.

The regulation and surveillance powers of the CNSF grant this entity the authority to verify compliance with the various financial and technical actuarial regulations, as well as with other corporate governance principles.

Retirement Savings System

The Retirement Savings Systems Law (Ley de los Sistemas de Ahorro para el Retiro) established the Afore pension system.  Among other economic benefits and other services to be provided to participants in the retirement savings system, the Retirement Savings Systems Law provides that each employee may establish an independent retirement account, which is to be managed by an approved Afore.  Under this system, employees, employers and the government are required to make contributions to the independent retirement accounts maintained by each employee.  In addition to the mandatory contributions, employees are allowed to make voluntary contributions to their independent retirement accounts.  Pursuant to the Retirement Savings Systems Law, the main functions of an Afore include, among others, (i) managing pension funds, (ii) creating and managing individual pension accounts for each worker, (iii) creating, managing and operating specialized pension funds (Sociedades de Inversión Especializadas de Fondos para el Retiro, or Siefores), (iv) distributing and purchasing Siefores’ stock, (v) contracting pension insurance, and (vi) distributing, in certain cases, the individual funds directly to the pensioned worker.

Afores and Siefores are subject to the supervision of the CONSAR, which is in charge of the coordination and regulation of the pension system.

Amendments to Financial Regulations Impacting Banks

The Mexican financial system has continued to advance in recent years, consistent with demands from regulators and market participants, developments in other jurisdictions and to address systemic issues resulting from the global financial crisis.  In particular, in June 2007, a new Law for the Transparency and Ordering of Financial Services (Ley para la Transparencia y Ordenamiento de los Servicios Financieros) was approved, which granted the Mexican Central Bank authority to regulate interest rates and fees and the terms of disclosure of fees charged by banks to their customers.

Even though the recent global financial crisis did not affect Mexican banks directly, many Mexican corporations were affected, primarily by having engaged in foreign-currency linked derivative transactions, which increased exposures substantially as a result of the devaluation of the peso, triggering a new regulation issued by the CNBV that seeks to improve disclosure standards as they relate to derivative transactions.

The Federal Law for Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de Particulares) that protects personal data collected, recently became effective.  Under such law, we are required to ensure the confidentiality of information received from clients.  No assurances may be given as to how such law will be interpreted.  However, if strictly interpreted and enforced, we may be subject to fines and penalties in the event of violations to the provisions of such law.

BUSINESS

While we have prepared our consolidated financial data as of and for the years ended December 31, 2010 and 2011 in accordance with IFRS, all of the data in this section reported by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) for the Mexican financial sector as a whole as well as individual financial institutions in Mexico, including us, is prepared in accordance with Mexican Banking GAAP and thus may not be comparable to our results prepared in accordance with IFRS.  All statements in this section regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP.  Unless otherwise indicated, all financial information provided in this section has been prepared in accordance with IFRS.

Overview

We are the second largest financial services holding company in Mexico based on net income and the fourth largest financial services holding company in Mexico based on total assets, loans and deposits as of June 30, 2012, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.  Through our bank and other subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, securities underwriting and brokerage and custody services, and asset management.  Our principal subsidiaries are Banco Santander Mexico, our commercial bank subsidiary, Casa de Bolsa Santander, our brokerage subsidiary, and Gestión Santander, our asset management subsidiary.  As of June 30, 2012, we had total assets of Ps.837.1 billion (U.S.$62.4 billion) and shareholders’ equity of Ps.97.7 billion (U.S.$7.3 billion), and for the six months ended June 30, 2012, we had net income of Ps.9.4 billion (U.S.$0.7 billion), which represented a return on average shareholders’ equity, or ROAE, of 19.9% for that period.  Our most significant subsidiary is Banco Santander Mexico, which as of June 30, 2012 accounted for 99.8% of our total assets and 101.1 % of our shareholders’ equity, and for the six months ended June 30, 2012 accounted for 98.0% of our net income.  As of June 30, 2012, Banco Santander Mexico had total loans net of allowance outstanding of Ps.338.0 billion (U.S.$25.2 billion), total deposits of Ps.489.1 billion (U.S.$36.5 billion) and 1,097 branches located throughout Mexico.

We offer a differentiated financial services platform in Mexico focused on the client segments that we believe are most profitable, such as high- and mid-income individuals and small and medium-sized enterprises, or SMEs, while also providing integrated financial services to individuals of other social classes, as well as to medium and large companies in Mexico.  We began to implement our client segmentation strategy in 2008 through the development of our information technology systems, product offerings, distribution channels and internal practices.

Our principal executive offices are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, México, Distrito Federal, Mexico.  Our telephone number at that address is +52 55 5257-8000 and our website is www.santander.com.mx.  None of the information contained on our website is incorporated by reference into, or forms part of, this prospectus.

The following chart sets forth the Retail Banking and Global Wholesale Banking operating segments of the Bank and their main focus.

Retail Banking	Global Wholesale Banking
•      Individuals

•      Private banking, for individuals with net wealth in excess of Ps.3 million

•      SMEs, with annual gross revenues of less than Ps.100 million

•      Middle-market corporations, with annual gross revenues between Ps.100 million and Ps.1,050 million

•      Global transaction banking, which includes cash management, global custody and security services, trade finance and funding alternatives for institutions with international operations

•      Credit markets, which includes origination units, distribution of structured credit and debt products, debt capital markets, project finance and asset and capital structuring

•      Corporate finance, which includes mergers and

• Government institutions, comprised of Mexican federal government agencies, state agencies and municipalities, as well as Mexican universities acquisitions as well as equity capital markets

•      Equity custodial and related services, which includes equity derivatives, exchange-traded derivatives, cash equities and equity research

•      Treasury trading activities, which offers our customers derivative products, foreign exchange transactions (including for individuals) and other financial products and structures

•      Proprietary trading, which is responsible for the management of our proprietary investment portfolio.

•      Global wholesale banking products and solutions for retail customers, which offers retail segment clients tailor-made wholesale banking products and solutions in order to meet specific needs

In addition, we have a Corporate Activities operating segment comprised of all other operational and administrative activities that are not assigned to a specific segment or product listed above.  These activities include the centralized management of our financial investments, the financial management of our structural interest rate risk and foreign exchange position and the management of our liquidity and equity through securities offerings and the management of assets and liabilities.

The investment banking and equity trading activities of Casa de Bolsa, our broker-dealer subsidiary, are included in the Global Wholesale Banking segment, while the retail portion of our brokerage business is part of the Retail Banking segment.  The activities of Gestión Santander, our asset management subsidiary, are included in both the Retail Banking and the Global Wholesale Banking segments.  The activities of Seguros Santander, our insurance company subsidiary, are included in the Retail Banking segment.

The following table sets forth the breakdown of our net interest income and operating profit before tax by operating segment.

		IFRS
		Net interest income								Operating profit before tax
		For the year ended December 31,				For the six months ended June 30,				For the year ended December 31,				For the six months ended June 30,
		2010		2011		2011		2012		2010		2011		2011		2012
		(Millions of pesos)
Retail Banking	Ps.	18,765	Ps.	21,107	Ps.	9,886	Ps.	12,376	Ps.	6,699	Ps.	12,587	Ps.	6,778	Ps.	6,874
Global Wholesale Banking		2,060		3,690		1,701		1,905		4,144		2,949		1,527		2,123
Corporate Activities		5,421		3,814		1,679		2,182		5,313		2,788		1,102		3,694
Total	Ps.	26,246	Ps.	28,611	Ps.	13,266	Ps.	16,463	Ps.	16,156	Ps.	18,324	Ps.	9,407	Ps.	12,691

The following table shows certain of our financial and operational data.

	IFRS
	As of and for the year ended December 31,				As of and for the six months ended June 30,
	2010		2011		2012
	(Millions of pesos, except percentages, branch and customer data)
Branches		1,073		1,097		1,097
Customers		9,073,942		9,301,222		9,583,468
Total assets	Ps.	661,614	Ps.	744,204	Ps.	837,149
Loans		229,282		314,628		388,360
Deposits(1)		272,189		314,711		338,792
Shareholders’ equity		85,641		91,487		97,656
Non-performing loans as a percentage of total loans(2)		2.11%		1.98%		1.68%
Efficiency(3)		38.21		42.91		36.60
Return on average shareholders’ equity (ROAE)(4)		15.72		21.93		19.93

(1)	Includes demand and time deposits.

(2)
Non-performing loans include (i) all credits past due by more than (x) 30 days, in the case of single-payment loans, (y) 60 days, in the case of revolving loans (including consumer loans and credit cards), and (z) 90 days, in the case of periodic -payment loans (including non-revolving consumer loans, mortgages and commercial loans), and (ii) other doubtful credits. Other doubtful credits include (i) if greater than 25% of a customer’s loans are considered non-performing, the rest of such customer’s loans and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

(3)	Efficiency ratios are equal to administrative expenses plus depreciation and amortization, divided by total income.

(4)	Calculated based upon the average daily balance of shareholders’ equity.

Banco Santander, S.A., or Banco Santander Spain, is our controlling shareholder and owns, directly or indirectly, 99.9% of our total capital stock.  We believe that our relationship with Banco Santander Spain and the Santander Group as a whole offers us significant competitive advantages over other financial services holding companies in Mexico.  As of June 30, 2012, the Santander Group had total assets of €1,292,677 million (U.S.$1,637,434 million), shareholders’ equity of €81,821 million (U.S.$103,643 million) and a market capitalization of €49,261 million (U.S.$62,399 million).  It also generated an attributable profit of €1,704 million (U.S.$2,158 million) in the six months ended June 30, 2012.  We represented approximately 12% of the Santander Group’s attributable profit in the six months ended June 30, 2012, making us the third largest contributor of attributable profits to the Santander Group.  We also represented approximately 4% of the Santander Group’s assets in the six months ended June 30, 2012, according to the interim report of the Santander Group for the first half of 2012.

In Latin America, the Santander Group was one of the overall largest banking groups in terms of assets as of December 31, 2011, based on publicly available annual reports.  The Santander Group had 5,991 branches and 90,622 employees and an attributable profit of €2,240 million (U.S.$2,837 million) for the six months ended June 30, 2012.

Market Opportunity

We believe that the current sustained growth of the Mexican economy, the young age of the Mexican population, the stable and well-regulated Mexican financial system and the low penetration rates of financial services in Mexico offer a significant opportunity for us to continue growing.

Stable economy with high potential

Mexico has the second largest population in Latin America, according to the United Nations Development Program, and it is expected to grow by 9% from 2011 to 2025, according to estimates from the Mexican National Population Council (Consejo Nacional de Población, or CONAPO).  Mexico’s economy, the second largest in Latin

America in 2011 in terms of gross domestic product, or GDP, according to the International Monetary Fund’s World Economic Outlook Database, posted GDP growth rates of 5.5% and 3.9% in 2010 and 2011, respectively, according to figures from the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía, or INEGI), slightly above the 5.2% and 3.8% world output growth in 2010 and 2011, respectively, but significantly exceeding the 3.2% and 1.6% output growth registered by advanced economies in 2010 and 2011, respectively, according to estimates by the International Monetary Fund.  Mexico has been rated investment grade by Moody’s, Standard & Poor’s and Fitch since 2002, and as of 2011 it had a public debt-to-GDP ratio of 44% according to the International Monetary Fund’s World Economic Outlook Database.

Mexico’s international reserves have steadily increased over the last few years, reflecting a conservative monetary policy.  The cumulative annual growth rate of Mexico’s international reserves from 2004 to 2011 was 12.8%.  The following table shows the increase in Mexico’s international reserves for the periods indicated:

Source: Mexican Central Bank.

Mexico’s economic performance has greater correlation relative to the United States than other countries, which we believe makes it relatively more resistant to the European sovereign debt crisis.  The following table shows Mexican exports to the United States and the rest of the world for the periods indicated:

Note: Excluding petroleum exports.

Source: Mexican Central Bank.

Furthermore, while the Mexican manufacturing industry experienced a sharp decrease in 2009 due to the global financial crisis, it has significantly recovered since 2010.  The following table shows the performance of the Mexican manufacturing industry in terms of the industry’s monthly index for the periods indicated:

Source: INEGI.

Remittances had a compound annual growth rate of 9.8% between 2002 and 2011, and as a result have become one of the most significant sources of inflows into Mexico.  After a decrease in 2008 and 2009 as a result of the global financial crisis, remittances have increased as shown in the chart below:

Source: Mexican Central Bank.

We believe a combination of macroeconomic factors, such as inflation levels and stable interest rates, which, according to the Mexican Central Bank (Banco de México), have both been below 5% since 2010, have contributed to job creation and sustained consumer confidence.  As a result, the Mexican economy has maintained higher domestic demand than it had during prior global economic crises, which in turn has helped to overcome weak external demand.  Since 2010, 1.8 million new jobs have been created, according to the Mexico’s Social Security Institute (Instituto Mexicano del Seguro Social).  At the same time, even though consumer confidence is still lagging behind pre-crisis levels, in January 2012 it was 24% higher than its low in 2009, according to INEGI and Mexican Central Bank statistics.  Despite the current uncertainty surrounding the global economy, Mexico posted a 5.5% GDP growth in 2010 and a 3.9% GDP growth in 2011, according to official figures from INEGI.

The current unemployment rate in Mexico is below 5%.  The following chart shows the unemployment rate in Mexico for the periods indicated.

Source: INEGI.

The growth of the Mexican economy has been supported by a controlled inflation rate which has averaged less than 4% over the past three years, which is within the target range established by the Mexican Central Bank of 3% with a variation of 1% higher or lower.  The following chart shows inflation and interest rates in Mexico for the periods indicated.

Source: INEGI and Bloomberg.

The growth in the Mexican economy is also supported by foreign direct investments.  Although foreign direct investments have not reached their pre-financial crisis levels, they have grown since 2009.  The following chart shows the amount of foreign direct investment in Mexico for the periods indicated.

Source: Banco de Mexico.

Mexico’s population is the second largest in Latin America after Brazil in terms of GDP in 2011, according to the International Monetary Fund’s World Economic Outlook Database.  The following chart shows the expected labor force participation rate for the years indicated.

Sources: INEGI and CONAPO.

The Mexican banking system is highly concentrated with high barriers to entry and weaker competition among market participants; there are no state owned banks in Mexico.  The following chart shows the market share of the six largest banks in each of the following countries for 2011.

Sources: CNBV, Banco Central do Brasil, Superintendencia de Banco e Instituciones Financieras Chile, Asociación de Bancos de Argentina and Superintendencia Financiera de Colombia.

Expansion of the middle class

Mexico experienced an  expansion of its middle class from 2000 to 2008 , according to a survey by the Mexican Association of Marketing and Public Opinion Agencies (Asociación Mexicana de Agencias de Investigación de Mercado y Opinión Pública, or AMAI).  Also, according to the Mexican Group of Economists and Associates (Grupo de Economistas y Asociados, or GEA), from 1992 to 2006 the share of the population that has monthly income greater than five times the minimum salary tripled, which in turn increased the number of potential clients of financial institutions in Mexico.  In addition, according to CONAPO, the dependency ratio of the Mexican population is expected to reach its lowest levels in the period from 2012 to 2028, which in turn would increase the number of working individuals that require financial services.

The HDI, monitored by the United Nations, which measures a variety of factors including life expectancy and access to education, has increased in Mexico over the past decade.  Mexico has maintained a higher than average HDI and a higher absolute growth when compared to other countries in Latin America and globally.

Source: United Nations Development Program.

Low credit penetration

Although financial groups play an increasingly important role in the Mexican economy, the country remains underbanked in comparison with more mature markets and even other countries in Latin America as demonstrated by relatively low ratios of total loans and total deposits as a percentage of nominal GDP.  According to the International Monetary Fund’s Financial Access Survey, Mexico had a ratio of total outstanding loans from commercial banks to GDP of 16.2% as of December 31, 2010, compared to 29.0% in Brazil, 72.6% in Chile, 37.8% in Costa Rica, 13.6% in Argentina and 25.2% in Peru.  Mexico also had a ratio of total outstanding deposits with commercial banks to GDP of 20.9%, as of December 31, 2010, compared to 47.5% in Brazil, 44.2% in Costa Rica, 17.8% in Argentina and 26.9% in Peru.  The outstanding loans from commercial banks to GDP ratios and outstanding deposits with commercial banks to GDP ratios of the United States and Canada were 46.0% and 53.1%, and 102.7% and 124.9%, respectively, as of December 31, 2010.  Finally, the level of banking penetration in Mexico (as measured by the loans to GDP ratio) currently remains below the peak banking penetration levels reached before the 1994 crisis.  As the level of market penetration of the banking sector in Mexico rises to the level of other countries in Latin America, we believe the banking sector has the potential to grow at a faster rate than the overall economy.

The following table shows total outstanding loans from commercial banks and total outstanding deposits with commercial banks as a percentage of GDP for selected countries as of December 31, 2010.

Source: International Monetary Fund—Financial Access Survey 2010.

The following table shows total loan concentration in the following Latin American banking systems for the periods indicated.

Sources: Banco Central do Brasil, Supertendencia de Banco e Instituciones Financieras Chile, CNBV and Asociación de Bancos de Argentina.

In 2011, the market share of the top six banks in Mexico accounted for 81% of deposits.  This compared to 77% in Brazil, 67% in Chile and 62% in Argentina, levels of concentration that have remained consistent for the last four years.

The following table shows total deposit concentration in the following Latin American banking systems for the periods indicated.

Sources: Banco Central do Brasil, Supertendencia de Banco e Instituciones Financieras Chile, CNBV and Asociación de Bancos de Argentina.

Stable and well-regulated financial system

The Mexican financial sector is regulated by several government agencies such as the Mexican Central Bank, the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP), the CNBV and the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB), among others.  Banking regulation in Mexico has undergone extensive reform and has improved over the past decade.  Amongst the most important developments in creating a stable regulatory framework were the creation of a limited deposit-insurance fund, the introduction of new capital-adequacy and provisioning requirements, improved accounting standards, the implementation of stricter lending practice requirements and regulations to improve assessments of reserves needed to cover losses.  In addition, bankruptcy legislation was reformed substantially in 2000 to create a clearer framework of protections for creditors and to expedite procedural terms, which we believe in turn fostered greater stability in the financial sector.

We believe the Mexican banking system is among the most well-regulated financial systems in the world, based on the Financial System Stability Assessment published by the International Monetary Fund in December 2011, which covers the top 25 financial systems worldwide, including Mexico.  According to the Financial System Stability Assessment, the Mexican banking system is profitable, liquid and well capitalized, and stress tests suggest that it is able to withstand severe shocks.  The Mexican government has stated that the country will be an early adopter of the Basel III international rules which will require full implementation by 2019. Basel III is a capital and liquidity reform package for internationally active banking organizations around the world that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty credit risk, the leverage ratio and the global liquidity standard.  According to the CNBV, as of May 2012, the banking system in Mexico had a 15.3% total capital ratio, above the 10.5% threshold that will be required by the Basel III international rules.

Our Competitive Strengths

Leading market position

We rank second in terms of net income and fourth in terms of total assets, deposits and loans among financial groups in Mexico as of June 30, 2012, according to information published by the CNBV, with market shares of 19.9%, 14.0%, 13.4% and 14.0%, respectively, as of June 30, 2012, in each case as determined in accordance with

Mexican Banking GAAP, according to the CNBV.  Banco Santander Mexico, our commercial bank subsidiary, ranks second in terms of net income and third in terms of total assets among private-sector banks in Mexico, with market shares of 23.2% and 14.0%, respectively, as of June 30, 2012, in each case as determined in accordance with Mexican Banking GAAP, according to the CNBV. Among the seven largest financial groups and private-sector banks in Mexico, we believe we hold leading market positions in most of our key product lines, such as mortgages and commercial loans (including loans to SMEs and middle-market corporations).

The following table shows the rankings and market share of Banco Santander Mexico and Grupo Financiero Santander Mexico among the seven largest private banks and seven largest private financial groups in terms of total assets in Mexico, respectively, as of June 30, 2012, according to the CNBV.  All statements in this prospectus regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP.  For a more detailed description of our performance relative to the Mexican banking industry, see “Business—Competition.”

	Mexican Banking GAAP
	As of June 30, 2012
Rankings and Market Share	Rank of Banco Santander Mexico among Banks(1)	Rank of Grupo Financiero Santander Mexico among Financial Groups(2)	Market Share of Banco Santander Mexico among Banks(1)	Market Share of Grupo Financiero Santander Mexico among Financial Groups(2)
Loans	4	4	13.0%	14.0%
Deposits	4	4	12.5%	13.4%
Total assets	3	4	14.0%	14.0%
Asset quality(3)	1	1	—	—
Shareholders’ equity	3	3	15.5%	13.8%
Net income	2	2	23.2%	19.9%
Efficiency(4)	2	2	—	—
ROAE	1	1	—	—

Source: CNBV.

(1)
Among the seven largest private banks in Mexico in terms of total assets: Banco Santander Mexico, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.

(2)
Among the seven largest private financial groups in Mexico in terms of total assets: Grupo Financiero Santander Mexico, Grupo Financiero BBVA Bancomer, Grupo Financiero Banamex, Grupo Financiero Banorte, Grupo Financiero HSBC, Grupo Financiero Inbursa and Grupo Financiero Scotiabank.

(3)	Defined as total non-performing loans as a percentage of total loans.

(4)	We calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.

We believe that our scale and market leadership provide us with exceptional competitive opportunities, including the ability to gather market intelligence to support decision-making in determining business opportunities and in meeting our customers’ needs.

Focus on well-defined profitable client segments resulting in superior track record

We believe our increasing market share in our key client segments (high- and mid-income individuals and SMEs) will continue to contribute to our profitability.  We have posted ROAE levels for Banco Santander Mexico of 16.3% and 16.0% in 2010 and 2011, respectively, as determined in accordance with Mexican Banking GAAP, making us the second most profitable bank among the seven largest private-sector banks in Mexico under that metric in 2011, as determined in accordance with Mexican Banking GAAP, according to the CNBV.  We developed our client segmentation strategy in 2008 with clearly defined client segments: high- and mid-income individuals, and SMEs.  Since then, we have focused our efforts on further refining our client segmentation, developing our product offerings, developing our information technology systems and our internal practices, as well as enhancing our distribution channels in order to better service our key client segments.

We believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs.  From December 31, 2009 to December 31, 2011, our commercial loans market share (which includes loans to middle-market corporations, institutions, corporate clients and SMEs) increased 2.7 percentage points from 11.68% to 14.38%, as determined in accordance with Mexican Banking GAAP, according to CNBV data.  In addition, the acquisition of the Mexican residential mortgage business of General Electric Capital Corporation, or the GE Capital mortgage business, in April 2011 made us the second-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2011, as determined in accordance with Mexican Banking GAAP, according to the CNBV.  See “Business—Our Core Products—Mortgages.”

Efficient and business-oriented operational platform

Our operational platform efficiently combines our modern business-oriented IT systems with our multichannel distribution strategy, resulting in innovative ways to serve our clients.  Our multichannel distribution strategy consists of using both traditional and alternative distribution channels such as branches, internet banking, mobile banking and contact centers tailored to each of our client segments and designed to reach a broad spectrum of customers in a cost-efficient manner.  We have well-developed customer relationship management, or CRM, tools that allow us to monitor our clients’ behavior and provide them with targeted product offerings through diverse channels.  As a consequence, we are able to efficiently leverage alternative distribution channels, such as ATMs, internet banking and our contact centers, that are complementary to our traditional proprietary branch network, which enables us to deliver better service to our clients and increases our sales ratios.  As of June 30, 2012, we had approximately 1.75 million customers with pre-authorized credit offers.  We believe our efficient operations allow us to realize synergies and more profitable growth.  As of June 30, 2012, we were the second most efficient financial group among the seven largest financial groups in Mexico, as calculated in accordance with Mexican Banking GAAP, according to information published by the CNBV.  We calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.  We believe this is a result of many factors, including our focus on cost-control and best practices that we can leverage from Banco Santander Spain, among others.  We believe our efficiency ratio provides us with operating flexibility and enables us to be competitive in pricing when compared to our peers.

Synergies from our affiliation with the Santander Group

We believe that being an affiliate of the Santander Group offers us significant competitive advantages.  The Santander Group is one of the largest banking groups in Latin America in terms of assets, the largest financial group in Spain and a significant financial system participant in various European countries, including the United Kingdom, through its Santander UK subsidiary, and Portugal, among others.  Through Santander Consumer, Santander Group also operates a leading consumer finance franchise in the United States as well as in Germany, Italy, Spain and several other European countries.  Our relationship with the Santander Group allows us, among other things, to:

•
benefit from the Santander Group’s operational expertise in areas such as internal control and risk management, with practices that have been developed in response to a wide range of market conditions around the world and that we believe will enhance our ability to grow our business within desired risk limits;

•
strengthen our internal auditing function and, as a result of the addition of an internal auditing department that reports concurrently and directly to our Audit Committee and the audit committee of Banco Santander Spain, making it more independent from management;

•	enhance our ability to manage credit and market risks through the adoption of policies and know-how developed by Banco Santander Spain;

•
leverage the Santander Group’s latest-generation, customer-centered, global information technology platform, which reduces our technology development costs, provides operational synergies with the Santander Group, enhances our ability to support our customers and enables us to deliver products and services targeted to the needs of our customers;

•
utilize the Santander Group’s management training and development, which is composed of a combination of in-house training and development with access to managerial expertise and best practices in other Santander Group units outside Mexico.  Banco Santander Spain also participates in monitoring key supervisory areas, including risk, auditing, accounting and financial control;

•	access the Santander Group’s multinational client base and benefit from the Santander Group’s global presence, particularly in Latin America;

•
support our large Mexican corporate customers in the internationalization of their businesses, through trade financing, international capital markets access, structured finance and syndicated loans, as well as transactional banking services;

•	benefit from selectively borrowing from Santander Group’s product offerings in other countries as well as from their know-how in systems management;

•	replicate or adapt in Mexico the Santander Group’s successful product offerings and best practices from other countries; and

•	benefit from the Santander Group’s overall market presence and market campaigns such as the Formula 1 sponsorship.

Although we benefit from our affiliation with the Santander Group, our executive officers are responsible for the management of our business independent from our Parent.

Proven risk management practices

The incorporation of the Santander Group’s worldwide risk management platform into various levels of our organization, as well as the application of rigorous credit assessment and approval processes, has been an integral part of our efforts to control the level of non-performing loans while growing our loan portfolio and we believe it will continue to do so.  Our asset quality (defined as total non-performing loans as a percentage of total loans) ranked first among the seven largest financial groups and private-sector banks in Mexico as of June 30, 2012, as determined in accordance with Mexican Banking GAAP, according to the CNBV.  As of June 30, 2012, we had a non-performing loans ratio of 1.5% and a coverage ratio (defined as total reserves for loan losses divided by total non-performing loans) calculated in accordance with Mexican Banking GAAP of 224.2%, compared to industry averages of 2.4% and 190.6% respectively, which we believe indicate our prudent levels of asset growth.  We believe that our conservative risk approach, which contemplates the strict management of credit risk together with prudent management of foreign exchange risk, interest rate risk and term risk, has allowed us to maintain strong asset quality as well as profitability while growing our loan portfolio.

Strong and sustainable funding and capitalization profile

Our principal source of funding is customer deposits, which represented Ps.440.7 billion, or 59.6%, of our total liabilities as of June 30, 2012.  As of June 30, 2012, customer deposits represented 81.3% of our total deposits.  Since the Bank is primarily a transactional bank, customer deposits, a comparatively less expensive source of funding, constitute the main source of liquidity in our financing structure.  This has allowed us to manage our reliance on and exposure to riskier sources of funding and manage our liquidity requirements.  We believe the Bank has attractive capitalization levels based on its Tier 1 capital ratio, which has been at or near the median of the seven largest banks in Mexico over the past 5 years.  As of June 30, 2012, our total capitalization ratio was 14.6% and our Tier 1 capital ratio was 14.3%, in each case as calculated in accordance with Mexican Banking GAAP.

Experienced management team and skilled workforce

We benefit from a highly experienced management team.  Our senior management has an average of 20 years of experience in the financial industry and 15 years in the Santander Group.  Our management team has guided us through economic cycles and, by anticipating recent macroeconomic developments, has increased our net income by approximately 80% since 2005, as determined in accordance with Mexican Banking GAAP, more than two times the 38 % increase in the Mexican banking system as a whole over the same period, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV.  Our management has concentrated its efforts on establishing a successful working environment and employee culture, and has invested in rigorous personnel selection processes, training programs and 360-degree thorough evaluation processes to maintain a strong talent base and foster retention.  We have promoted the development and strengthening of abilities and skills in managing people and teams.  The experience and commitment of our senior management team has been a critical component in the growth of our franchise, as well as in the continuing enhancement of our operations and financial performance.

Our Strategy

As demonstrated by our strong profitability and growth in key business lines, we believe our strategy of focusing on retail banking for Mexico’s emerging middle class and SMEs has been a success.  We intend to continue leveraging our competitive advantages to expand our business in the most dynamic and profitable segments of the Mexican economy (which we consider to be individuals and SMEs based on our historical growth and profitability in these segments), focusing on deposit growth and enhancing our leading banking franchise in Mexico while focusing on sustained growth and profitability.

We intend to achieve these objectives through the following strategies:

Leverage our leading market position to benefit from the significant growth potential of the Mexican banking sector

We seek to continue increasing our market penetration, focusing on our well-defined client segments and targeted products (such as mortgages, consumer lending and SME lending).  At the same time we intend to continue developing our profitable and client-centered wholesale bank.  To achieve these objectives, we will continue to leverage our strong brand name, distribution network and products, as well as capture the benefits of growth in the banking sector as the Mexican economy grows and the level of penetration of financial services in Mexico approaches those of other countries in Latin America.  Furthermore, we will continue to focus our marketing efforts to grow our customer base and promote loyalty within our customer base, as well as the cross-selling of products and services to increase the number of products used by each of our clients.  We intend to achieve this objective by cross-selling credit products, such as mortgages, credit cards and payroll loans, and insurance products, such as life, automobile, home, health, accident, fraud and unemployment insurance, to our payroll clients.  As of June 30, 2012, we had Ps.14,682 million (U.S.$1,095 million) in payroll loans.  We intend to improve our competitiveness by further strengthening our brand awareness, particularly through the marketing of our products and the use of our multichannel distribution platform, and by continuing to focus on the development of innovative products that we believe satisfy the needs of each of our different client segments.

Continue to expand and develop our customer base in our focused client segments and enhance customer loyalty

We intend to continue to use our extensive distribution network to proactively pursue and strengthen our relationships with high- and mid-income customers through the offering of key products and business solutions for SMEs and middle-market corporations.  An important part of our strategy is the segmentation of our customer base.  We classify our individual customers in three main categories: premier, preferred and classic customers.  We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs.  Another important part of our strategy is the use of multiple channels, including third-party branches, ATMs, our contact centers, internet banking and mobile banking, among others.  We believe that these alternative channels are an important way to reach a broader spectrum of customers, thereby allowing us to better reach and expand our customer base.  We also believe our high quality customer service capabilities allow us to differentiate ourselves in the highly competitive Mexican banking environment.  By combining our highly productive branch network with our alternative channels, such as ATMs, our contact centers, internet banking and mobile banking, we believe that we are able to consistently satisfy our customers’ expectations and that we will be able to achieve top-quality service levels.

Expand product offerings and distribution channels, particularly in the Retail Banking segment

We intend to further increase our business and operations throughout Mexico, expanding our retail banking services to existing and prospective retail customers.  Through the implementation of CRM strategies and market intelligence, we plan to offer new products and services to existing customers according to client segmentation and the development of value-added offers.  Our CRM mission is to place our clients at the center of our commercial strategy.  By improving our information technology and our processes, we believe we will be able to produce business intelligence by acquiring detailed information about the current and future needs and behaviors of our customers.  This business intelligence will allow further customer segmentation according to life cycle and income levels and will also enable us to improve the ways we serve our customers through our various distribution channels.

We will also continue to invest in creating and maintaining strong business support and commercial processes.  For example, we have developed a fully integrated branch network, which manages customer product offerings through an internally designed CRM tool that enables branch executives to proactively approach our customer base with specific and tailored product offerings. As a result of our new consumer credit issuance process, a customer can leave one of our branches with a new credit card in less than fifteen minutes.  Finally, our contact centers enhance our ability to provide segmented customer service.  We intend to add 200 new branches to our branch network during the next three years and to hire an additional 2,000 employees to staff these branches.  We expect that this expansion will cost approximately Ps.1.75 billion and will be funded using our working capital.

 We seek to increase our market share in retail banking by offering innovative banking products and intend to focus on product areas such as mortgages, credit cards, personal loans and SME loans where we believe there is an opportunity to increase our market share.  For our non-retail clients, we will continue to offer through our Global Wholesale Banking segment an array of comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.  We intend to improve the ways we serve our clients by expanding the multichannel distribution strategy related to each of our client segments, and we will continue to maximize the synergies and leverage the cross-selling opportunities between our corporate and retail businesses.  In addition, we have established a division that is focused on enhancing the quality of our products and processes.

Capitalize on our risk management practices and cost-efficient culture to promote profitable and sustainable growth

As we pursue our growth and profitability objectives, we will continue to comply with our risk policies aimed at generating an appropriate return for the risk incurred.  We intend to continue to carefully monitor the credit quality of our asset portfolio, particularly any assets in high growth segments such as individuals and SMEs, while diversifying our balance sheet.  We plan to maintain a balanced growth profile with a strong emphasis on liquidity, a stable, low-cost funding base and strong capital ratios.

We plan to make effective use of technology through alternative channels, such as mobile banking, internet banking and our telephone contact centers, in order to control the expenses associated with the continued expansion of our multichannel distribution strategy.  As of June 30, 2012, we were the second most efficient bank among the seven largest private banks in terms of assets in the Mexican banking system, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV.  We calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. We will continue to monitor our administrative and promotional expenses in order to maintain a low efficiency ratio.

Our Corporate Structure

The following chart presents our corporate structure, indicating our principal subsidiaries and respective ownership interests as of June 30, 2012.

IFRS at June 30, 2012	IFRS at June 30, 2012	IFRS at June 30, 2012
Total assets: Ps.835,101 million (99.76% of total) Net income: Ps.9,224 million (97.96% of total) Shareholders’ equity (1) : Ps. 98,706 million ( 101.08% of total)	Total assets: Ps.545 million (0.07% of total) Net income: Ps.40 million (0.42% of total) Shareholders’ equity (1) : Ps. 247 million ( 0.25% of total)	Total assets: Ps.1,446 million (0.17% of total) Net income: Ps.103 million (1.09% of total) Shareholders’ equity (1) : Ps. 1,290 million ( 1.32% of total)

(1)
The aggregate shareholders’ equity of these subsidiaries was greater than 100% as of June 30, 2012 principally because the consolidated shareholders’ equity of Grupo Financiero Santander Mexico was equal to the aggregate shareholders’ equity of these subsidiaries less an amount of Ps.3,000 million in dividends with respect to 2012 declared on May 14, 2012. Such dividend will be paid in September 2012.

All of our principal subsidiaries are incorporated in Mexico.

Our Series B shares trade on the Mexican Stock Exchange.  Our free float as of the date of this prospectus is comprised of a total amount of 9,051,243 Series B shares representing 0.27% of our outstanding Series B shares, 0.13% of our total capital stock and 0.13% of our total voting interests.

Banco Santander Mexico

Banco Santander Mexico is a corporation (sociedad anónima) authorized to operate as a multiple-purpose banking institution (institución de banca múltiple) under the Mexican Banking Law (Ley de Instituciones de Crédito).  Banco Santander Mexico is one of the top four multi-purpose banks in Mexico in terms of total assets, net income and loan portfolio as of June 30, 2012, as determined in accordance with Mexican Banking GAAP, according to the CNBV.  For the six months ended June 30, 2012, Banco Santander Mexico had net income of Ps.9.2 billion (U.S.$0.7 billion), and as of June 30, 2012, Banco Santander Mexico had total assets of Ps.835.1 billion (U.S.$62.3 billion), total loans net of allowance outstanding of Ps.338.0 billion (U.S.$25.2 billion), total deposits of Ps.489.1 billion (U.S.$36.5 billion) and shareholders’ equity of Ps. 98.7 billion (U.S.$ 7.4 billion).  As of June 30, 2012, Banco Santander Mexico employed 12,224 people (including employees from the GE Capital mortgage business) and had 1,097 branches located throughout Mexico.  Its headquarters are located in Mexico City, Distrito Federal, and it operates in every state in Mexico.

Banco Santander Mexico provides a broad range of retail and commercial banking services to its customers, including peso- and foreign currency-denominated loans to finance a variety of commercial transactions, trade, foreign currency forward contracts and credit lines and a variety of retail banking services, including mortgage financing and credit cards.  It seeks to offer its customers a wide range of products while providing high levels of service.  In addition to its traditional banking operations, Banco Santander Mexico offers a variety of ancillary financial services including financial leasing, financial advisory services, insurance brokerage and investment management.

Gestión Santander

Gestión Santander is our asset management subsidiary with fully integrated investment, operational and commercial structures.  It is the third largest asset management firm in Mexico, according to the Mexican Association of Securities Intermediaries (Asociación Mexicana de Intermediarios Bursátiles, or AMIB), with net assets under management (other than funds of funds) of approximately Ps.176,703 million (U.S.$13.2 billion) as of

June 30, 2012 and a market share of 13.3%, as determined in accordance with Mexican Banking GAAP.  As of June 30, 2012, Gestión Santander’s net income was Ps.40.0 million (U.S.$3.0 million), which represented 0.4% of our net income, and generated net fees of Ps.147.0 million (U.S.$10.9 million), representing 2.6% of our total net fees.

Gestión Santander provides expertise in a diverse range of equity, fixed income, structured products and investment management advisory strategies to institutional investors, financial intermediaries and private clients.  Gestión Santander offers these solutions through mutual funds and managed accounts through Banco Santander Mexico’s branch network, independent brokers and Gestión Santander’s own sales force.

Gestión Santander manages 61 different funds, covering a wide variety of investment alternatives for the Mexican market.  By fund class, 88% of the funds are fixed income or money market in terms of assets and the rest include equity, structured and funds of funds, among others, as determined in accordance with Mexican Banking GAAP.

The following table shows the assets under management of our mutual funds by asset class as of June 30, 2012.

	Mexican Banking GAAP
	As of June 30, 2012
Asset Class	Number of Funds	Assets in millions of pesos
Structured(1)	12	Ps.	6,551
Fixed income	17		45,032
Funds of funds	5		3,980
Money market	9		110,689
Equity	11		5,822
Currency-related	3		1,017
Mixed asset funds	4		3,612
Total	61	Ps.	176,703

(1)	Includes 7 fixed income mutual funds (Ps.5,059 million), 4 equity mutual funds (Ps.1,157 million) and 1 foreign exchange mutual fund (Ps.335 million).

Our Board of Directors resolved to sell our asset management business (including all of Gestión Santander’s assets under management) to a holding company which would be a subsidiary of Banco Santander Spain and would acquire ownership of a significant number of the Santander Group’s asset management businesses as part of a global internal reorganization to centralize the Santander Group’s asset management business.  Such sale is authorized to occur only at a price determined by a third party to be fair and upon satisfaction of certain other conditions. The reorganized global asset management business would seek to benefit from specialized portfolio management and capitalize on synergies, to expand product offerings and to make investments in and improvements to the information technology used in the business to streamline operations.  We expect to enter into exclusive, long-term distribution contracts so that Banco Santander Mexico and Casa de Bolsa Santander would continue to offer mutual funds managed by Gestión Santander following the divestiture, if it is completed.

As of and for the six months ended June 30, 2012, Gestión Santander accounted for 0.07% of our total assets, 0.42% of our net income and 0.25% of our shareholders’ equity.  Discussions relating to the potential transfer and sale, including relating to price, are ongoing, and there is currently no specific timing for the potential transfer and sale of our asset management business and the global internal reorganization. Furthermore, the divestiture of Gestión Santander is subject to approvals from the financial regulatory authorities in Mexico, and we can provide no assurances that such approvals will be obtained or, if approvals are obtained, that the aforementioned divestiture will be completed.

Casa de Bolsa Santander

Casa de Bolsa Santander is our broker-dealer subsidiary that provides comprehensive financial products and services to institutional investors, corporate customers and individuals, including the intermediation of equity and fixed income securities, financial advisory services, portfolio structuring, asset management of investment portfolios, investment banking and sale of investment funds.  Casa de Bolsa Santander is an authorized broker-dealer for the Mexican Stock Exchange, where it conducts transactions for the purchase and sale of securities.  It provides distribution and advisory services for companies seeking the placement of their securities, supported by a local and international equity research team of analysts, an institutional sales force and a national distribution network focused on individual investors.  Our research team is part of the Santander Group’s Latin American equity research group.

As of June 30, 2012, Casa de Bolsa Santander had 6,052 customer contracts and Ps.266.3 billion in assets under management, and accounted for 0.2% of our total assets and 1.3 % of our shareholders’ equity.  In the six months ended June 30, 2012, Casa de Bolsa Santander had net income of Ps.103.0 million (U.S.$7.7 million), which represented 1.1% of our net income.

Seguros Santander

Prior to its sale in November 2011 to ZS Insurance America, S.L., Seguros Santander offered life and home insurance.  Its products were offered through our branch network.

On February 22, 2011, Banco Santander Spain publicly announced that it had reached an agreement with Zurich Financial Services Group to establish a strategic alliance for bancassurance in Mexico, Brazil, Chile, Argentina and Uruguay.  The strategic alliance’s objective was to strengthen Banco Santander Spain’s operations in the insurance market by ensuring a wider range of products covering clients that are not currently served by insurers, and by leveraging distribution capacity.  In accordance with the agreement, the insurance products of the alliance will be distributed for 25 years in the countries covered by the agreement.

On July 15, 2011, we announced that we had signed the definitive agreements with Zurich Financial Services Group regarding this long-term alliance.  This agreement combines our commercial strength and distribution capabilities with the experience and leadership of the Zurich Financial Services Group in the development and management of insurance products and strengthens our offerings of life, savings and general insurance products.

On November 4, 2011, we announced that we had completed the final documentation and obtained the authorizations necessary to close the sale of our insurance company subsidiary Seguros Santander to ZS Insurance America, S.L., which was created as a consequence of the strategic alliance between Banco Santander Spain and Zurich Financial Services Group, for a price of Ps.7,441 million (U.S.$533.5 million).  The sale and joint venture were completed on November 4, 2011.  The joint venture is 51% controlled by Zurich Financial Services Group and 49% by Banco Santander Spain.  Banco Santander Mexico does not hold shares in the joint venture.  In connection with the sale and joint venture, Seguros Santander, as a subsidiary of ZS Insurance America, S.L., and Banco Santander Mexico entered into an exclusive distribution agreement with respect to all types of insurance other than auto insurance.  As a result, Banco Santander Mexico will continue to sell insurance policies on behalf of this joint venture and to receive commissions from those sales.

As of December 31, 2010, Seguros Santander had approximately Ps.3.4 billion (U.S.$275.9 million) in premiums, total assets of Ps.7.5 billion (U.S.$603.8 million) and Ps.4.4 billion (U.S.$360.1 million) in liabilities under insurance contracts.  Seguros Santander’s net income was Ps.493 million (U.S.$39.9 million) in 2010 and Seguros Santander accounted for 1.1% of our total assets, 3.9% of our net income and 0.9% of our shareholders’ equity as of December 31, 2010.

History

We were founded on November 14, 1991 in Mexico City, Mexico under the name Grupo Financiero InverMéxico.  In 1997, we were renamed Grupo Financiero Santander Mexicano and in 1998, we merged with Grupo Financiero Santander México, S.A. de C.V., with Grupo Financiero Santander Mexicano as the surviving entity.  In 2000, we acquired Grupo Financiero Serfin, S.A. and merged with that entity, with Grupo Financiero Santander Mexicano as the surviving entity.  We were renamed Grupo Financiero Santander Serfin, S.A. de C.V. in 2001.

In 2003, Bank of America Corporation purchased 24.9% of our shares from Banco Santander Spain.  In 2006, we were renamed Grupo Financiero Santander, S.A. de C.V. and later that year we were converted into Grupo Financiero Santander, S.A.B. de C.V., a sociedad anónima bursátil de capital variable, or publicly traded variable capital corporation.

In 2010, Santusa Holding, S.L., a subsidiary of Banco Santander Spain, acquired Bank of America Corporation’s interest in our company, resulting in the Santander Group’s ownership of 99.9% of our shares.  See “Principal and Selling Shareholders.”  In order to make our company more identifiable to investors and to differentiate our company from our affiliates that operate in countries other than Mexico, we obtained shareholder approval on August 13, 2012 to change our name to Grupo Financiero Santander México, S.A.B. de C.V.  The Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP), has authorized this name change.

Banco Santander México

Banco Santander México was incorporated on November 16, 1932, under the name Banco Mexicano.  In 1955, Sociedad Mexicana de Crédito Industrial (subsequently Banco Somex), which was incorporated in 1941, purchased a controlling portion of the shares of Banco Mexicano.  In 1958, Banco Mexicano merged with Banco Español, with Banco Mexicano as the surviving entity.

In 1970, Banco de Londres y México merged with Compañía General de Aceptaciones (formerly a shareholder of Banco de Londres), with Banco de Londres y México under its new name, Banca Serfin, as the surviving entity.  In 1992, Grupo Financiero Serfin was incorporated following the acquisition of Banca Serfin by Operadora de Bolsa.

In 1979, Banco Mexicano changed its corporate name to Banco Mexicano Somex, S.A., operating as a multiple-purpose banking institution.

In 1982, Mexican commercial banks were nationalized by the Mexican government.

In 1990, the Mexican Constitution was amended to permit the total reprivatization of Mexican commercial banks, and the Mexican government enacted the Mexican Banking Law, which led to the reprivatization of such banks starting in 1991.  As part of this banking privatization process, in 1992, Grupo InverMéxico acquired Banco Mexicano Somex, which then took the corporate name of Banco Mexicano, S.A., Institución de Banca Múltiple, Grupo Financiero InverMéxico.

In April 1997, Banco Santander Central Hispano (subsequently Banco Santander Spain) acquired Grupo InverMéxico, which became Grupo Financiero Santander Mexicano.  Banco Mexicano later became Banco Santander Mexicano.  In May 2000, Banco Santander Spain acquired Grupo Financiero Serfin, which was merged into Grupo Financiero Santander Mexicano and changed its corporate name to Grupo Financiero Santander Serfin.  In 2001, Banco Santander Mexicano adopted the corporate name of Banco Santander Mexicano, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Serfin.

Banco Santander Mexicano and Banca Serfin initially operated independently.  In 2004, Banca Serfin was merged into Banco Santander Mexicano, with the surviving entity being Banco Santander Serfin, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Serfin.  Subsequently, in 2006, the bank was renamed Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santandera.

On February 21, 2008, the corporate name of the Bank was changed to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander.  We own 99.99% of the Bank’s capital stock.

On December 23, 2010, Banco Santander Mexico entered into a stock and assets purchase agreement to acquire the residential mortgage business of General Electric Capital Corporation and its subsidiaries, or GE Capital, in Mexico, or the GE Capital mortgage business.  The purchase price for the acquisition was Ps.2,042 million (U.S.$177 million) and, in addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,822 million) intercompany debt at that date relating to the GE Capital mortgage business, which GE Capital historically had financed through intercompany debt.  The total volume of assets at the time of closing was Ps.23,904 million (U.S.$2,074 million), including a total loan portfolio of Ps.21,926 million (U.S.$1,902 million), while the total volume of liabilities was Ps.21,494 million (U.S.$1,865 million).  The transaction closed on April 29, 2011.  The acquisition made us the second-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2011, as determined in accordance with Mexican Banking GAAP.

Operations Through Subsidiaries

We have organized our business operations through our principal subsidiaries:

•	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico, our commercial bank subsidiary;

•	Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander Mexico, our broker-dealer subsidiary;

•	Gestión Santander, S.A. de C.V., Grupo Financiero Santander Mexico, our asset management subsidiary; and

•	Seguros Santander, S.A., Grupo Financiero Santander Mexico, our insurance company subsidiary (prior to November 2011).

In addition, the Bank has two principal subsidiaries: Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, or Santander Consumo, and Santander Hipotecario, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, or Santander Hipotecario.

The following table shows total assets, net income and shareholders’ equity of each of the abovementioned subsidiaries as of and for the six months ended June 30, 2012.

	IFRS
	As of and for the six months ended June 30, 2012
	Total assets		Net income		Shareholders’ equity
	(Millions of pesos)
Banco Santander Mexico(1)	Ps.	835,101	Ps.	9,224	Ps.	98,706
Santander Consumo		58,075		2,830		14,697
Santander Hipotecario		18,834		171		2,786
Casa de Bolsa Santander		1,446		103		1,290
Gestión Santander.		545		40		247

(1) Includes the net income of Banco Santander Mexico and its subsidiaries on a consolidated basis.

Banco Santander Mexico is our most significant subsidiary, and as of June 30, 2012, accounted for approximately 99.8% of our total assets, 101.1 % of our shareholders’ equity and 98.0% of our net income.  Banco Santander Mexico’s principal sources of funding are deposits.  Customer deposits typically represent a large portion of Banco Santander Mexico’s funding base because of Banco Santander Mexico’s ability to attract deposits from customers through its extensive retail, wholesale and corporate network.  Since Banco Santander Mexico is primarily a commercial bank, customer deposits constitute the main source of liquidity in its financing structure.  These deposits currently cover most of Banco Santander Mexico’s liquidity requirements.  Banco Santander Mexico’s control and management functions involve planning its funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.  In order to increase liquidity, Banco Santander Mexico uses deposits in the local market and does not rely significantly on international funding.  Additionally, legal reserve requirements consume a significant amount of funding in Mexico.  For a further discussion of our funding, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Retail Banking

General

Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.  As of June 30, 2012, our Retail Banking segment accounted for approximately 71.2% of our total loan portfolio based on the aggregate principal amount of loans in this segment, approximately 83.1% of our total demand and time deposits, 75.2% of our net interest income, 85.4% of our fee income and 54.2% of our operating profit before tax.  Our Retail Banking operations served approximately 9.6 million customers as of June 30, 2012, an increase of approximately 227,000 customers since December 31, 2011.

We measure the growth of our commercial activity in part by examining our productivity, measured as the number of products sold per executive per month.  For example, with respect to products and services for individuals during the six months ended June 30, 2012, the productivity of the Retail Banking segment increased at an average annualized rate of 46.2% due to the origination of more than 528,000 credit cards, 310,000 consumer loans and 7,800 mortgage loans.

Individuals

We classify individual customers as high income, or “premier,” if they have a monthly income in excess of Ps.35,000 (U.S.$2,509); mid-income, or “preferred,” if they have a monthly income between Ps.7,500 (U.S.$538) and Ps.35,000 (U.S.$2,509); and low-income, or “classic,” if they have a monthly income below Ps.7,500 (U.S.$538).  We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs.  Our focus is on premier and preferred customers, an area in which we have experienced growth as a result of our efforts to provide innovative products and services.  We began to classify eligible customers as premier or preferred in April 2010 and soon thereafter began to sell packaged products and services known as Membresía Premier (Premier Membership) and Círculo Preferente (Preferred Circle) accounts to our premier and preferred customers, respectively.  From December 31, 2010 to December 31, 2011, Membresía Premier and Círculo Preferente accounts increased 12% and 17%, respectively.  As of June 30, 2012, individuals accounted for 36.6% of our total loans outstanding and 31.1% of our deposits.  Within the Retail Banking segment, individuals (including individuals served by our private banking business described below under “—Private Banking”) accounted for 68.2% of our fee income and 56.9% of our operating profit before tax in the six months ended June 30, 2012.

New individual customers are classified according to their socioeconomic status as classic, preferred or premier customers or as private banking customers (as described below in “—Retail Banking—Private Banking”).  Individual customers are then further classified into sub-segments according to their age, and each customer sub-segment is offered products tailored to their socioeconomic status and age.  Through this strategy, we aim to build customer loyalty by developing products that meet our customers’ financial needs throughout their entire financial life cycle.

We follow different service models for each customer class:

•
Premier customers: We provide customized financial and investment services to our premier customers.  These customers are assigned a representative who is familiar with the customer’s individual needs and who can recommend and provide access to specialized investment products and personalized financial services.  The premier banking unit is the Retail Banking segment’s initiative to provide our customers with solutions tailored to their financial planning needs.  Through Casa de Bolsa Santander, our brokerage subsidiary, we offer securities trading services to our premier customers.  Our premier banking unit has 35 exclusive offices called “Santander Select,” which provide seamless service in a comfortable and private environment to our premier customers.  In addition, 968 of our representatives attend to 417,320 customers in our 1,097 branches throughout Mexico.

•
Preferred customers: We use a multichannel service model, supported by our account managers as well as our contact center operators to assist our 1,906,021 preferred customers as of June 30, 2012.  We provide differentiated services with preferential benefits such as insurance, additional credit cards, consumer loans and automatic payments to customers we view as upwardly mobile.  In this context, we view as upwardly mobile our preferred customers with a current account (demand deposit) monthly average balance between Ps.7,500 (U.S.$538) and Ps.35,000 (U.S.$2,509) and who pay a monthly fee of Ps.110 (U.S.$8) for the preferred membership.

•
Classic customers: Our emphasis is on serving classic customers through alternative channels.  In our branches, these customers are served under a standardized model through pools of account executives, with a sales-oriented approach.  We offer differentiated services such as preferred bundled offers and payroll benefits to customers we view as upwardly mobile.  As of June 30, 2012, this segment had 6,955,088 customers.

Within the Retail Banking segment, customers classified as individuals, together with private banking customers, collectively accounted for 68.2% of our fee income and 56.9% of our operating profit before tax in the six months ended June 30, 2012.

Private Banking

We classify our individual customers with net wealth in excess of Ps.3.0 million (U.S.$215,100) as private banking customers.  We provide customized financial and investment services to these high net worth individuals.  These customers are assigned a specialized banker who is familiar with the customer’s individual needs and who can recommend and provide access to specialized products and services.  Our private banking model is based on full-service representation of our customers by means of specialized bankers, who attend to a limited number of customers and help customers monitor their portfolios and adapt to changing economic conditions.  We offer a wide range of financial products to our private banking customers and offer our customers the opportunity to invest with funds managed and administered by other financial institutions and independent asset managers.

In order to provide a differentiated business model, we have two divisions in private banking, depending on a customer’s total balance maintained at the Bank:

•	Private banking customers, with net wealth in excess of Ps.3.0 million (U.S.$215,100); and

•
Private wealth customers, with net wealth in excess of Ps.300.0 million (U.S.$21.5 million).  We offer our private wealth customers the same products and services that we offer to our private banking customers, but tailor these products and services to their specific needs.

Our private banking unit has been recognized as the second-best provider of private banking services in Mexico according to the recent Euromoney Private Banking Survey 2012.  It has one of the largest numbers of mutual funds and products ranging from fixed income to equity to capital protection funds compared to other local competitors.  The private banking unit has been implementing a commercial and business model according to best practices and has developed a new strategy to offer loans and transactional banking products specifically designed for our Private Banking and Private Wealth customers.

As of June 30, 2012, our private banking unit had 28 offices and 135 specialized bankers located throughout Mexico who attended to 21,069 customers.  As of June 30, 2012, our private banking unit managed approximately Ps.144.2 billion (U.S.$10.7 billion) in assets and had approximately 25,178 private banking accounts.

SMEs

As of June 30, 2012, our SME line of business represented 8.1% of our total loans outstanding and 6.2% of our deposits.  Within the Retail Banking segment, SMEs accounted for 11.1% of our fee income and 14.0% of our operating profit before tax in the six months ended June 30, 2012 .  We offer our customers in this business line a range of products, including revolving lines of credit, commercial loans, leasing, factoring, foreign trade loans and guarantees, credit cards, mortgage loans, current accounts, savings products, mutual funds and insurance brokerage.

Our Retail Banking segment provides banking services and originates loans for SMEs.  The maximum level of credit extended to such companies is generally limited to approximately Ps.6,000,000 (U.S.$430,107).  In 2010, we developed revolving lines of credit for our SME customers that do not require collateral.  We refer to these credit lines as Crédito Ágil (Flexible Credit).  These lines of credit are limited to Ps.4,000,000 (U.S.$286,788) and are primarily used by our SME customers to finance their working capital needs.  Crédito Ágil can also be used as a special purpose credit card, which allows a large number of our SME customers to access term financing for the first time.  Approximately 59% of the SMEs loan portfolio is guaranteed by Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarollo, or NAFIN, a Mexican government bank that provides support for SMEs.

Our SME business represented Ps.28,081 million of our loan portfolio as of June 30, 2012, an increase of 44.9% from December 31, 2011.  This increase reflects the positive results obtained from the improvement in client services in 2011.  For example, we offered a broader range of products and improved our credit processes, which resulted in faster and better customer service.  We also created a specialized network of SME executives dedicated exclusively to attending SME customers.  The specialized SME network included 497 dedicated SME specialists as well as eight dedicated specialized offices (Centros Pyme, or SME Centers) as of June 30, 2012.

Middle-Market Corporations

This business line is comprised of companies with annual revenues between Ps.100 million (U.S.$7.2 million)  and Ps.1,050 million (U.S.$75.3 million).  We offer middle-market corporations a wide range of products, including commercial loans, credit lines, leasing, factoring, foreign trade loans and guarantees, current accounts, savings products, mutual funds, payroll administration (a potential source for new individual customers), cash management, treasury services, financial advisory services, credit cards and insurance brokerage.  We also offer our middle-market corporations customers with higher income the same products that we offer to our wholesale banking customers.  As of June 30, 2012, we had 34,427 middle-market corporations customers.  We have 25 dedicated offices located throughout Mexico to attend to middle-market corporations customers as of June 30, 2012.

Our middle-market corporations portfolio represented Ps.76,192 million (U.S.$5,682 million) of our loan portfolio as of June 30, 2012, an increase of 3.9% from December 31, 2011.  The quality of this portfolio has not been affected by its growth; the delinquency ratio has decreased from 2.4% as of December 31, 2011 to 1.1% as of June 30, 2012.  As of June 30, 2012, our middle-market corporations customers represented 22.0% of our total loans outstanding and 16.8% of our deposits.  Within the Retail Banking segment, middle-market corporations accounted for 12.9% of our fee income and 21.5% of our operating profit before tax in the six months ended June 30, 2012.

The middle-market business is an important source of deposits and most of its revenues come from credit products.  This business has consistently increased its array of products designed to meet our customers’ needs in terms of cash management and collection solutions.  Due to the low penetration in this market by Mexican banks, we believe we have an opportunity to increase provision of loans and cash management and collections solutions to middle-market corporations.

In addition, Banco Santander Mexico has significantly increased cross-selling within this business unit.  We have established a model to serve customers that actively use at least three products, including investment, credit, payroll administration and cash management, among others.  We refer to these clients as Vinculados Transaccionales (Transactionally Linked).  Our sales team has focused on increasing the volume of transactions of our middle-market corporations customers and, as a result, we had more than 4,300 Vinculados Transaccionales customers as of June 30, 2012, an increase of 16.5% from June 30, 2011.

Government Institutions

This business unit caters to Mexican federal government agencies, states agencies and municipalities as well as Mexican universities.  Institutional customers are a potential source for new individual payroll customers.  As of June 30, 2012, these customers represented 4.5% of our total loans portfolio and 23.6% of our deposits.  Within the Retail Banking segment, institutions accounted for 4.0% of our fee income and 6.0% of our operating profit before tax in the six months ended June 30, 2012.  We had 6,267 institutional customers as of June 30, 2012.

We have 12 specialized representative areas in Mexico that offer tailor-made products to meet our institutional customers’ needs.  Among the products we offer to our governmental clients are current accounts, loans, payroll processing, cash management, collection services and payment processing services.  Serving these institutions allows us to cross-sell current accounts, credit card services, loan products, insurance products and collection services to their employees.

Global Wholesale Banking

General

The customers in our Global Wholesale Banking segment generally consist of large Mexican companies with annual revenues greater than U.S.$100 million, customers that require sophisticated services such as investment banking services and certain Mexican and non-Mexican multinational companies that are served globally by the Santander Group.  Our Global Wholesale Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others, through two branch offices located in Mexico City and Monterrey.

As of June 30, 2012, the Global Wholesale Banking segment served 384 customers and accounted for 28.8% of our total loan portfolio, 14.4% of our total demand and time deposits, 15.6% of our fee income and 16.7% of our operating profit before tax.

The Global Wholesale Banking segment provides financial advice and helps our customers find private equity or venture capital investment opportunities, participate in equity and debt offerings in Mexico and obtain project financing.  The Global Wholesale Banking segment uses its range of products, knowledge of the local market and efficient execution in order to customize the financial solutions it offers to our customers.

The main products and services that our Global Wholesale Banking segment provides are:

•	Global transaction banking, which includes cash management, global custody and security services, trade finance and funding alternatives for institutions with international operations;

•	Credit markets, which includes origination units, distribution of structured credit and debt products, debt capital markets, project finance and asset and capital structuring;

•	Corporate finance, which includes mergers and acquisitions as well as equity capital markets;

•	Equity custodial and related services, which includes equity derivatives, exchange-traded derivatives, cash equities and equity research;

•	Treasury trading activities, which offers our customers derivative products, foreign exchange transactions (including for individuals) and other financial products and structures;

•	Proprietary trading, which is responsible for the management of our proprietary investment portfolio; and

•	Global wholesale banking products and solutions for retail customers, which offers retail segment clients tailor-made wholesale banking products and solutions in order to meet specific needs.

Global Transaction Banking

Our Global Wholesale Banking segment includes our global transaction banking products focused on our customers’ needs for local and global commercial banking solutions, particularly in the areas of trade finance transactions, cash management, commercial financing, basic financing and global custody and security services activities.  In 2012, the magazine Trade Finance named Banco Santander Mexico the best bank in the “best trade bank in Mexico” category.

Credit Markets

Our credit markets operations of our Global Wholesale Banking segment are responsible for the areas of project finance, debt capital markets, syndicated loans and acquisition finance, and asset and capital structuring:

•
Project Finance.  The market for project finance in Mexico showed strong growth in 2011.  We have participated in innovative transactions in the highway, infrastructure and energy sectors, and we believe we are well positioned in 2012 to participate in the advisory, structuring and financing of infrastructure projects.   In 2010, we were the leading bank in the energy sector acting as advisor, structuring and syndication agent for the Nuevo Pemex Cogeneration facility, Petróleos Mexicanos’ first large-scale power co-generation project, and as structuring bank for the Oaxaca I windfarm, the first renewable independent power production project of the Federal Electricity Commission (Comisión Federal de Electricidad, or CFE).  In the infrastructure sector, we acted as bookrunner for the Atotonilco Water Treatment Plant transaction relating to the largest single wastewater treatment plant in Latin America.  We also acted as structuring bank for the Cultural Heritage Center in the State of Mexico, which was the first public-private partnership project at the state level in that entity.

•
Debt Capital Markets.  We actively participate in both the local Mexican and international debt capital markets for Mexican issuers.  We acted as lead manager in the offerings by Televisa, Peñoles and América Móvil, among others.  In 2011, we were ranked third in terms of volume in the local market according to Bloomberg, and we were involved in some of the largest debt offerings of Mexican issuers, such as Petróleos Mexicanos (Ps.17,000 million and 653 million UDIs), Empresas ICA S.A.B. de C.V. (Ps.5,323 million and 387 UDIs) and Coca-Cola Femsa, S.A.B. de C.V. (Ps.5,000 million).  In the international debt capital markets, we were involved in some of the largest offerings of Mexican issuers, such as Petróleos Mexicanos (U.S.$1,000 million) and Cemex S.A.B. de C.V. (U.S.$1,000 million).

•
Syndicated Loans and Acquisition Finance.  In 2010, we ranked eighth in syndicated lending in Mexico among global banks and fourth among Mexican banks, and tied for fifth in deal count according to LoanConnector and our own calculations.  In 2011, we ranked fifth in syndicated lending in Mexico among global banks and fourth among Mexican banks, and third in deal count.  We acted as a joint bookrunner in transactions for CFE, Cablecom, Megacable and Grupo Bimbo, among others.

•
Asset and Capital Structuring.  This area is responsible for the development of financing products that optimize capital investments.  Our principal asset and capital structuring activities involve seed funding and carbon finance.

Corporate Finance

Our corporate finance sub-division of our Global Wholesale Banking segment participates in the following activities.

Mergers and Acquisitions

This area provides investment banking services to public and privately held businesses, mainly to our existing clients, as well as in cross-border transactions in which a Mexican party participates.  We offer a wide range of investment banking services relating to mergers and acquisitions, including sell-side advisory, buy-side advisory, management buyouts, restructurings and capital raising services.  As part of our universal banking model, we are able to offer financing to the parties we advise.

In 2011, we acted as exclusive financial advisor in several transactions with our clients, including Eolia and GE Money.  In 2011, we closed two reported M&A transactions (public) and five total transactions (private and public).  In 2010, we acted as exclusive financial advisor in several transactions with our clients, including Serpaprosa.  In 2010, we closed three reported M&A transactions (public) and six total transactions (private and public).

Equity Capital Markets

We are one of the leading banks in the Mexican equity capital markets, ranked first and second in terms of volume in 2009 and 2010, respectively, according to Bloomberg and our own calculations.  In 2009, we acted as the sole structuring agent and joint bookrunner of the first peso-denominated convertible bond issuance by Cemex.  During the same year, we also acted as bookrunner in the follow-on equity offerings of ICA and Cemex, for a total transaction value of over U.S.$2.4 billion.  In 2010, we acted as global coordinator in the initial public offerings of OHL México and Grupo Sports World, and acted as joint bookrunners in the follow-on offering of Sare, all of whose securities were listed on the Mexican Stock Exchange, with a total transaction value of over U.S.$1.0 billion.  In 2011, we acted as Sole Global Coordinator of the first international IPO of a FIBRA (Fideicomiso de Infraestructura de Bienes Raíces, or Real Estate Investment Trust), which was placed in Mexico and in the international markets for an amount of more than Ps.3,600 million (U.S.$258 million).  This operation represented the introduction of a new asset class in the Mexican market, enabling institutional investors and individuals to participate in Mexican real estate investments through listed equities.  In 2011, we were also ranked first in equity offerings in Mexico and second in Latin America according to Bloomberg and Dealogic, respectively.  In addition, in 2011, Euromoney named Banco Santander Mexico the best equity house in Mexico.

We also provide an array of services such as over-the-counter equity derivatives, exchange-traded derivatives, global custody and securities services, cash equities and equity research.

Equity Custodial and Related Services

Our Global Wholesale Banking segment includes our equities business, which offers institutional and corporate clients equity services ranging from global custody and brokerage on domestic and international exchanges to the tailoring of sophisticated equity derivative products, including market research services.  The execution of brokerage services is carried out by our affiliate Casa de Bolsa Santander, Grupo Financiero Santander Mexico’s brokerage subsidiary.  In 2011, Banco Santander Mexico was rated “Domestic Commended,” “Cross Border Commended” and “Leading Clients Commended” in the Agents Banks in Emerging Markets Survey 2011 conducted by Global Custodian magazine. In the same survey in 2010, Banco Santander Mexico was named as “Top Rated” by domestic clients with respect to custody services.

Through exchange-traded derivatives, we offer our institutional clients both domestic and international listed derivative products.  We are a top player in terms of third-party open interest in the Mexican Derivatives Exchange (Mercado Mexicano de Derivados, S.A. de C.V., or MexDer), as measured by the number of contracts at December 31, 2011, and were the first Mexican bank to allow our clients to trade on the Chicago Mercantile Exchange.

We offer brokerage services in equity exchanges, either through our direct participation in domestic markets or through another broker in the international markets.  We offer primary market services in collaboration with the corporate finance area, such as securities distribution in initial public offerings.

We also offer our institutional and corporate clients tailored derivative products, known as equity derivatives, in order to manage and hedge their financial risks and optimize the performance of their portfolios.  These equity derivatives are traded in the over-the-counter market.

Treasury Trading Activities

Our Global Wholesale Banking segment includes our treasury trading activities business, which offers a variety of treasury products to customers, including institutional investors, corporate clients and individuals.  We provide sophisticated and innovative derivative products to help our customers manage market risk exposure to foreign exchange rates and interest rates.  We believe we have an effective client coverage model based on dedicated sales teams for each client segment that allows us to maintain specialists committed to providing for the specific needs of our individual clients.  In addition, we have structuring and product development teams that work to maintain a cutting edge portfolio of innovative client solutions.  The global network of Banco Santander Spain, with its strong presence in Europe and Latin America, gives us the ability to offer a wide range of international products as an integrated service for our local customers.  Furthermore, we offer treasury products as a standardized solution, providing hedge and yield enhancement, to middle and retail market companies.  We have implemented extensive suitability processes designed to ensure customers understand and accept the risks involved in the derivatives market.

Proprietary Trading

The proprietary trading area of our Global Wholesale Banking segment is responsible for the management of the Bank’s proprietary portfolio of investment.  In the management of the Bank’s books, we seek to maintain recurrent results for each single individual book with the main objective of preserving capital.  The decision-making process is based on fundamental aspects of each market, supported by technical views.  The strict observance of these principles has allowed this activity to present sustainable results for the organization.

The proprietary trading desks must comply with risk control policies established by our senior management and also with those applied worldwide by Banco Santander Spain.  All positions and processes are strictly monitored and controlled by specialized market and operational risk teams and finance and compliance departments.  Proper risks management for each financial market area and sustainable initiatives, such as social, environmental and corporate governance criteria are also part of our proprietary trading activity.

Global Wholesale Banking Products and Solutions for Retail Customers

We have specialized teams dedicated to bringing retail segment clients tailor-made wholesale banking products and solutions in order to cover specific needs.

Our retail markets team designs and provides adapted derivative products for retail clients, distributing them through our branch network.  They also provide tailor-made derivative products for those retail clients with specific complex requirements.

Our retail investment banking team is involved in structuring a variety of transactions, such as project and acquisition finance, debt and equity issuances, mergers and acquisitions, and asset and capital structuring, bringing our retail clients tailor-made solutions that address their specific one-time needs.

Our Core Products

Deposit-Taking and Repurchase Transactions

We offer our Retail Banking customers a variety of deposit products, such as:

•	current accounts (also referred to as demand deposits), which do not bear interest;

•	traditional savings accounts, which bear interest; and

•	time deposits, which are represented by certificates of deposits, which normally have a maturity of less than 36 months and earn interest at a fixed or floating rate.

In addition, we accept deposits from financial institutions as part of our treasury operations, which are represented by certificates of interbank deposit, or CDIs, and which earn the interbank deposit rate.  Besides representing a significant source of stable funding for us, we regard each account holder as a potential customer for the full range of products and services we offer.

We also enter into repurchase transactions.  Repurchase agreements are Mexican-law governed repurchase and resale agreements (reportos), also known as repos, pursuant to which a party agrees to a temporary purchase or sale of securities in exchange for (i) a specified premium to be paid or received and (ii) the obligation to resell or repurchase the underlying security.  Under a circular issued by the Mexican Central Bank, Mexican banks may enter into repurchase operations with Mexican and foreign counterparties.  Repurchase transactions may be entered into in respect of bank securities, Mexican government securities, debt securities registered with the CNBV and certain foreign securities.  Repurchase operations must be entered into under master agreements, such as the master agreements of the International Securities Market Association and the Public Securities Association.  Collateral may be provided in connection with repurchase operations.

Repurchase agreements totaled Ps.167,267 million at June 30, 2012, a 41.4% increase compared to the amount at December 31, 2011.  We expect to continue using this funding source in the future due to its broad availability and low cost.

The table below presents a breakdown of our deposits by product type and our reverse repurchase agreements at the dates indicated.

	At December 31,				At June 30,
	2010		2011		2012
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	101,196	Ps.	109,955	Ps.	112,052
Non-interest-bearing deposits		55,669		68,055		92,485
Subtotal	Ps.	156,865	Ps.	178,010	Ps.	204,537
Time deposits:
Notes with interest payable at maturity	Ps.	101,509	Ps.	106,548	Ps.	110,957
Fixed-term deposits		6,691		17,730		11,796
Foreign currency time deposits		5,807		4,417		4,487
Subtotal	Ps.	114,007	Ps.	128,695	Ps.	127,240
Reverse repurchase agreements	Ps.	65,021	Ps.	72,562	Ps.	97,358
Accrued interest(1)		187		259		219
Other demand deposits		9,984		9,122		11,410
Total customer deposits and reverse repurchase agreements	Ps.	346,064	Ps.	388,648	Ps.	440,764
Deposits from the Mexican Central Bank and credit institutions(2)		66,892		75,193		101,147
Total	Ps.	412,956	Ps.	463,841	Ps.	541,911

(1)	Mainly from time deposits.

(2)	Includes Ps.47,218 million, Ps.45,707 million and Ps.69,909 million of reverse repurchase agreements with credit institutions as of December 31, 2010 and 2011 and June 30, 2012, respectively.

Lending

The following table shows a breakdown of our loan portfolio by customer category at the dates indicated.

	At December 31,				At June 30,				Change, June 30, 2012 vs. December 31, 2011
	2010		2011		2011		2012		(Millions of pesos)		(%)
	(Millions of pesos)				(Millions of pesos)
Retail:
Individuals	Ps.	77,820	Ps.	115,140	Ps.	104,573	Ps.	126,632	Ps.	11,492	10.0%
SMEs(1)		14,513		19,382		17,337		28,081		8,699	44.9%
Middle-market corporations		66,166		73,321		71,143		76,193		2,872	3.9%
Government Institutions		10,281		15,654		13,715		15,500		(154)	(1.0%)
Subtotal		168,780		223,497		206,768		246,406		22,909	10.3%
Global corporate clients		68,060		98,378		90,568		99,986		1,608	1.6%
Total	Ps.	236,840	Ps.	321,875	Ps.	297,336	Ps.	346,392	Ps.	24,517	7.6%

(1)	Includes private banking.

Retail Lending

General

We offer retail lending products to customers through our extensive branch network and on-site service units.  See “—Distribution Network.” We divide our customers into separate categories based principally on their monthly income (for individuals) and annual gross revenues (for businesses).  We tailor our products and services to the needs of each customer classification.  Our loans and mortgages are generally originated and serviced internally.  We believe our underwriting system has the capability to process large application volumes (greater than the expected volume for the upcoming years), maintaining the tight controls and information requirements to improve the decision models.

We make credit available to our customers through the various loan products listed in the table below.  The table sets forth the composition of our individual and SME customer loan portfolio at the dates indicated.

	As of December 31,				As of June 30,				Change, June 30, 2012 vs. December 31, 2011
	2010		2011		2011		2012		(Millions of pesos)		(%)
	(Millions of pesos)				(Millions of pesos)
Mortgages	Ps.	35,776	Ps.	64,043	Ps.	59,102	Ps.	67,402	Ps.	3,359	5.2%
Credit cards		25,097		28,637		25,574		32,702		4,065	14.2%
SMEs(1)		14,513		19,382		17,337		28,081		8,699	44.9%
Payroll loans		10,108		13,233		11,449		14,682		1,449	10.9%
Personal loans		6,437		8,961		8,132		11,620		2,659	29.7%
Other		402		266		316		226		(40)	(15.0%)
Total	Ps.	92,333	Ps.	134,522	Ps.	121,910	Ps.	154,713	Ps.	20,191	15.0%

(1)	Includes private banking.

The GE residential mortgage portfolio amounted to Ps. 21,756 million, Ps.19,025 million and Ps.18,041 million as of June 30, 2011,  December 31, 2011 and June 30, 2012, respectively.

The following table shows the annual interest rate applicable to the main categories of retail lending products at June 30, 2012.

Annual interest rate
(%)
Credit cards	26.09%
Personal loans (includes payroll loans, personal loans and others)	28.07
Mortgages	11.03

Payroll Loans

Payroll loans are a typical consumer lending product with a differentiated method of payment.  We grant loans (after conducting a risk assessment) to clients that receive their salaries through a current account at the Bank.  The loan payments are made through automatic charges to the current account and are scheduled according to the payroll frequency of each employee (weekly, biweekly, monthly).

Our customers include employees from the public and private sectors.  At June 30, 2012, payroll loans amounted to Ps.14,682 million (U.S.$1,095 million), representing approximately 9.5% of our total retail lending portfolio.  We held approximately 14.01% of the market share in Mexico in payroll loans at December 31, 2011, as determined in accordance with Mexican Banking GAAP, according to the CNBV.

Personal Loans

Personal loans are loans granted to individuals with maturities of up to 48 months, and the monthly installments to be paid by the customer may not exceed 30% of such customer’s net monthly salary.  Personal loans are not secured by collateral.  At June 30, 2012, personal loans amounted to Ps.11,620 million (U.S.$867 million), representing approximately 7.5% of our total retail lending portfolio.

Our personal loans portfolio included 1,004,041 clients as of June 30, 2012, a 13.6% increase since December 31, 2011.  As a result of this growth, 17.9% of our clients received a personal loan in the six months ended June 30, 2012, compared to 14.0% in the corresponding period in 2011.

Credit Cards

We are the third-largest issuer of credit card loans in the Mexican market according to the CNBV, and we had issued 3.0 million credit cards across 2.4 million accounts as of December 31, 2011.  As of December 31, 2011, we held a 12% market share, with U.S.$2.1 billion in receivables and a delinquency rate of 2.53%, the second lowest in the Mexican market, in each case as determined in accordance with Mexican Banking GAAP, according to the CNBV.  As of June 30, 2012, our total credit card loans outstanding amounted to Ps.32,702 million (U.S.$2,439 million), representing approximately 21.1% of our total retail lending portfolio.

We issue 19 different MasterCard and Visa credit cards designed for our different business segments.  We mainly issue to our existing customers, such as deposit account holders and non-deposit account holders.  Our income from credit cards includes interchange merchant fees, interest on credit card balances, annual cardholder fees and fees charged for cash advances.  We market our credit cards through our branch network and offer preselected credit cards to our customer base across all socioeconomic customer segments.  Our growth strategy is based on gaining market share while growing profits, by focusing on product innovation and aggressive customer acquisition efforts through commercial campaigns and managing risk according to different segments and channels.  Since 2001, we have launched credit card products designed to serve customer preferences and financial needs and aimed at encouraging demand for our products.  The main customer preferences and needs that have been addressed are low rates, no commissions, total protection and miles/rewards programs.  This strategy has allowed us to increase our billing per active account by approximately 26.3% from 2010 to 2011.

During 2007 and 2008, excessive over-leverage in the consumer credit market in Mexico resulted in poor portfolio performance.  This also affected our credit card portfolio.  As a result, we implemented contingency measures, such as tightening of credit policies, reinforcement of collections and reduction or cancellation of credit lines.  These factors helped to put delinquency rates and credit losses back within acceptable risk levels by the middle of 2010.  As of December 2011, our credit card portfolio has the best performance in terms of asset quality (defined as total non-performing loans as a percentage of total loans) among the seven largest private banks in Mexico, as determined in accordance with Mexican Banking GAAP, according to the CNBV.

The following table shows the non-performing loans in our credit card portfolio as a percentage of the total loans in our credit card portfolio for the periods indicated.

	IFRS
	For the years ended December 31,		For the six months ended June 30,
	2010	2011	2012
Total credit card non-performing loans as a percentage of total credit card loans	5.08%	3.11%	4.35%

	Mexican Banking GAAP
	For the years ended December 31,
	2007	2008	2009
Total credit card non-performing loans as a percentage of total credit card loans	5.77%	10.74%	4.64%

A special risk management unit for the credit card business continuously monitors portfolio performance.  New application scores, behavior scores and capacity score models were implemented to manage new growth strategies.  In addition, the credit card portfolio is segmented for risk according to behavior models.  Depending on risk stratification, different offers are designed in order to increase, maintain or reduce exposure and profitability.

Our credit card business follows the Santander Group’s corporate model, which provides the following benefits:

•	Standardization throughout the Santander Group’s markets through standardized management of certain “business levers”: acquisition, activation, billing, receivables, retention, loyalty and products.

•	Knowledge transfer across geographies and business levers. Campaign definitions, design and results are shared by the Santander Group’s card units globally by means of an electronic campaign library.

•
State-of-the-art decision-making process based on commercial and business facts and information, supported by strong analytic capabilities and robust infrastructure that enable us to design and execute focused, aggressive strategies and tactics, directed by a group of experts who collectively identify portfolio-relevant trends, patterns and opportunities in order to grow the business.

•	Campaign management. All marketing initiatives and campaigns are run through a proven statistical model that allows the managers of the business levers to measure and analyze each campaign.

•	New product development is subject to a very strict methodology that provides deep opportunity analysis and filtering.

The Santander Group has invested in creating robust business support and commercial processes.  A fully integrated branch network manages customer product offerings through CRM tools, which enables branch executives to proactively approach the customer base with tailored product offerings.  Due to our new issuing process, customers can leave the branch with their credit card in less than fifteen minutes.  Our contact centers provide segmented customer service and retention activities, utilizing analytical tools as well as predictive retention models.

In addition to issuing credit and debit cards, we also manage ATMs and point-of-sale terminals.  The point-of-sale terminals business is a joint venture with Elavon Merchant Services México, or Elavon, which is a subsidiary of U.S. Bancorp, a company that provides end-to-end payment processing services to more than one million merchants in the United States, Europe, Canada and Puerto Rico.  The main contributions of Elavon are its know-how, its portfolio of products and services, its multinational customers with operations in Mexico and its access to the investments that this business requires.  Our alliance with Elavon has resulted in what we believe is a more diligent management of our credit card business, focusing on providing new payment solutions and innovative business services for merchants.

Mortgages

We offer loans to our customers for the purchase of real estate secured by mortgages with a maturity of up to 20 years.  We have a leading position in this business among non-government-owned banks and, at December 31, 2011, held a 15.4% market share in Mexico in terms of amounts of loans outstanding, as determined in accordance with Mexican Banking GAAP, according to the CNBV.  As of June 30, 2012, we had a total mortgage portfolio of Ps.67,402 million (U.S.$5,027 million), representing approximately 43.6% of our total retail lending portfolio.

On December 23, 2010, we entered into a stock and assets purchase agreement to acquire the U.S.$2 billion residential mortgage business of General Electric Capital Corporation and its subsidiaries, or GE Capital, in Mexico, or the GE Capital mortgage business. The transaction closed on April 29, 2011. The purchase price was Ps.2,042 million (U.S.$177 million), which was determined at closing based on the aggregate shareholders’ equity of the entities that we acquired, plus the net value of the assets that we purchased directly, minus a negotiated discount.  In addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,822 million) intercompany debt at that date relating to the GE Capital mortgage business, which GE Capital historically had financed through intercompany debt.  The total volume of assets at the time of closing was Ps.23,904 million (U.S.$2,074 million), including a total loan portfolio of Ps.21,926 million (U.S.$1,902 million), while the total volume of liabilities was Ps.21,494 million (U.S.$1,865 million).

As a result of our acquisition of the GE Capital residential mortgage business, we had the second-largest mortgage portfolio in the private banking sector in Mexico in 2011, as determined in accordance with Mexican Banking GAAP, according to the CNBV.  The mortgage portfolio of the GE Capital mortgage business represented approximately 31% of the portfolio of Santander Hipotecario as of December 31, 2011, as determined in accordance with Mexican Banking GAAP.  We did not purchase any loans to developers as part of the acquisition or otherwise.

The business we acquired primarily consists of offering mortgage, liquidity and home improvement loans to individuals for personal use secured by first priority mortgages on, security trusts holding, or other similar arrangements covering, residential real property located in Mexico.  The former business model of the GE Capital mortgage business was to originate and underwrite mortgages entirely through third-party brokers and to manage the business through this distribution channel.  Now that the GE Capital mortgage business has been integrated with our existing mortgage business, we have established two different sales channels: brokers and our branch network.  Both are operated and managed by our mortgage business unit.  We do not have exclusivity arrangements with these brokers.  We have taken measures to increase the level at which the business originates mortgages, primarily by leveraging the Santander relationship with these brokers and adding Santander mortgage products to the offerings of the business acquired.  Currently, the business is operated using Santander software.

On average, the loan-to-value ratio of our mortgage loans is 59.2% as of June 30, 2012.  We do not make any loans for more than 85% (or up to 90%, in the case of loans with support from the Mexican Institute of the National Housing Fund for Workers (Instituto Nacional para el Fomento de la Vivienda de los Trabajadores, or Infonavit) of the value of the property to be purchased.  Borrowers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns, and payments may not exceed 35% of borrowers’ monthly income.  Borrowers must provide satisfactory documentary evidence to confirm their employment or other types of revenue and to otherwise evaluate their ability to pay.

According to the Federal Mortgage Agency (Sociedad Hipotecaria Federal, or SHF), there was a deficit of approximately 9.0 million homes in Mexico in 2011.  This deficit is expected to increase to an estimated 14.2 million homes in 2020, according to the SHF, based on the expected demographic growth of 600,000 families per year in Mexico, according to the SHF.  We expect that this systemic housing deficit in Mexico will continue to drive demand for our residential mortgages and related products in the near term.

Insurance Brokerage

On February 22, 2011, Banco Santander Spain publicly announced that it had reached an agreement with Zurich Financial Services Group to establish a strategic alliance for bancassurance in Mexico, Brazil, Chile, Argentina and Uruguay.  On July 15, 2011, we announced that we had signed the definitive agreements with Zurich Financial Services Group regarding this long-term alliance.  On November 4, 2011, we announced that we had completed the final documentation and obtained the authorizations necessary to close the sale of our insurance company subsidiary Seguros Santander to ZS Insurance America, S.L., which was created as a consequence of the strategic alliance between Banco Santander Spain and Zurich Financial Services Group, for a price of Ps.7,441 million. The joint venture is 51% controlled by Zurich Financial Services Group and 49% by Banco Santander Spain.  Banco Santander Mexico does not hold shares in the joint venture.  In connection with the sale and joint venture, Seguros Santander, as a subsidiary of ZS Insurance America, S.L., and Banco Santander Mexico entered into an exclusive distribution agreement with respect to all types of insurance other than auto insurance.  As a result, Banco Santander Mexico will continue to sell insurance policies on behalf of this joint venture and to receive commissions from those sales.

Prior to its sale to ZS Insurance America, S.L., Seguros Santander offered life, automobile, fraud and home insurance.  Its products were offered through our branch network.  We did not distribute third-party providers’ insurance products prior to the sale of Seguros Santander to ZS Insurance America, S.L.

We distribute insurance products from ZS Insurance America, S.L. as well as third-party providers.  We sell products issued by the Zurich joint venture, which, together with sales of products of its predecessor, Seguros Santander, represented almost 21.4% of the commissions we earned in 2011.

Total outstanding insurance premiums distributed by us increased 40.5%, to Ps.3,765 million, in the six months ended June 30, 2012 as compared to the corresponding period in 2011, and total insurance commissions collected by us increased 30.5% in the six months ended June 30, 2012 as compared to the corresponding period in 2011.  In the six months ended June 30, 2012, commissions related to lending activities increased 80.7%, and commissions related to open-market policies, such as life insurance policies, increased 15.2%, in each case as compared to the corresponding period in 2011.

The products we distribute as part of our insurance brokerage services include life, automobile, home, health, accident, fraud, unemployment and life-savings insurance.  We focus on simple standardized banking product-related insurance mainly intended for the retail business. We cross-sell these insurance products, for example credit life insurance, with our banking products.  The products are sold through our distribution network and we receive a service fee from the insurance providers based on the insurance sales.

All risks are assumed by, and all premiums are payable to, the relevant third-party insurance providers.

In 2011, we launched our Autocompara program, which allows potential clients to compare automobile insurance quotes from the seven largest insurance companies in Mexico.  Clients may access this program at our branches, on the Internet or by telephone.  This new program has been accompanied by a national publicity campaign, which has allowed us to position ourselves among the top companies in the automobile insurance sector.  As of June 30, 2012, automobile insurance products generated commissions of Ps.240.7 million (U.S.$18 million) based on a portfolio of approximately 349,000 outstanding automobile insurance policies.

Corporate Lending

We offer a wide range of credit products to our corporate customers, including general corporate and working capital financing and foreign trade financing complemented by deposit-taking and cash management services.  As of June 30, 2012, we had approximately 239,090 SME customers, 34,547 middle-market corporations customers and 6,267 government institutional customers.  Our middle-market corporations customers include companies across all industry sectors.  Our SME and middle-market corporations client coverage is through our officers who are appointed according to the customer’s geographic location in the case of middle-market clients, and according to the location of our corporate headquarters in Monterrey and Mexico City in the case of our large domestic companies customers.

Securities Brokerage Services

Through Casa de Bolsa Santander, our broker-dealer subsidiary, we provide comprehensive financial products and services to institutional investors, corporate customers and individuals, including the intermediation of equity and fixed income securities, financial advisory services, portfolio structuring, asset management of investment portfolios, investment banking and sale of investment funds and debt securities.  Our premier clients have access to Casa de Bolsa’s financial services through specialized bank executives at our Santander Select offices.

Casa de Bolsa Santander is an authorized broker-dealer for the Mexican Stock Exchange, where it conducts transactions for the purchase and sale of securities.  It provides distribution and advisory services for companies seeking the placement of their securities, supported by a local and international equity research team of analysts, an institutional sales force and a national distribution network focused on individual investors.  Our equity research team is part of the Santander Group’s Latin American equity research group.

In brokerage services, our strategy is to provide our customers excellence in execution services supported by a first-class technological execution platform and specialized advisory services supported by a high-quality research team.

As of June 30, 2012, Casa de Bolsa Santander had 6,052 customer contracts and Ps.266.3 billion in assets under management, and accounted for 0.2% of our total assets and 1.2% of our shareholders’ equity.  In the six months ended June 30, 2012, Casa de Bolsa Santander had net income of Ps.103.0 million (U.S.$7.7 million), which represented 1.1% of our net income.

Asset Management

Gestión Santander carries out our asset management services through fully integrated investment, operational and commercial structures.  Gestión Santander provides expertise in a diverse range of equity, fixed income and balanced strategies to institutional investors, financial intermediaries and private clients.  These solutions are offered as mutual funds and managed accounts through our branch network, independent brokers and Gestión Santander’s own sales force.

Gestión Santander is the third largest asset management firm in Mexico, according to the Mexican Association of Securities Intermediaries (Asociación Mexicana de Intermediarios Bursátiles, or AMIB), with net assets under management (other than funds of funds) of approximately Ps.176,703 million (U.S.$13.2 billion) as of June 30, 2012 and a market share of 13.3%, as determined in accordance with Mexican Banking GAAP.  As of June 30, 2012, Gestión Santander’s net income was Ps.40.0 million (U.S.$3.0 million), which represented 0.4% of our net income, and generated net fees of Ps.147.0 million (U.S.$10.9 million), representing 2.6% of our total net fees.

In our asset management business, our strategy is to provide our clients excellence in performance supported by innovative products and a high-quality global team that works closely with our distribution network to provide specialized investment services.  Our strategy includes the launch of the first open architecture funds in Mexico, which are offered to our premier customers through our branch network.  These funds of funds are the first ones to engage in active investment strategies with third-party funds. Gestión Santander recently launched the Fondos ELITE (Elite Funds), which are three funds of funds that invest in mutual funds of third-party asset managers around the world.

Distribution Network

General

We refer to our strategy of using multiple distribution channels, such as branches, internet banking, mobile banking and contact centers, tailored to each of our client segments and designed to reach a broad spectrum of customers in a cost-efficient manner as our multichannel distribution strategy.  Our distribution network provides integrated financial services and products to our customers through a variety of channels, including our traditional proprietary branch network and on-site service units and complementary distribution channels such as ATMs, our contact centers and other direct sales distribution channels like internet banking, which we refer to as alternative distribution channels.  The principal aims of the complete multichannel distribution strategy are to benefit from the synergy of the various channels and to direct customers to the most effective channel for the purposes of their transactions.

As of June 30, 2012, our distribution channels included:

•	Branch network: We have 1,097 branches throughout Mexico.

•	ATMs: We have 4,779 ATMs with coverage throughout Mexico.

•	Contact centers: We have 2,018 contact center positions with approximately 4,015 employees. We receive more than 3.3 million calls per month and generate 4.5 million transactions.

•	Internet banking: We had, on average, more than 33 million banking transactions per month in the six months ended June 30, 2012, with more than 447,000 active customers.

•	Mobile banking: Our newly launched channel, which enables customers to complete transactions from their cell phones and tablets.

•	Specialized sales force: We have 204 agents in our Asesores Super Nomina network. See “—Other Distribution Channels—Specialized Sales Force.”

•	Third-party branches (corresponsalía): We have 1,578 complementary branches provided by our agent, Telecomm. See “—Other Distribution Channels—Third-Party Branches.”

•	Third-party mortgage brokers: In the six months ended June 30, 2012, approximately 34% of our mortgages were originated through third-party mortgage brokers.

Branch Network

Our branch network offers all of our products and services to our customers. The table below shows the number of our branches across Mexico’s regions at the dates indicated.

	At December 31,		At June 30,	Change, June 30, 2012 vs. December 31, 2011
	2010	2011	2012	#	%
Central	122	122	122	0	0%
Metro North	143	148	148	0	0
Metro South	133	139	139	0	0
Northeast	132	137	137	0	0
Northwest	106	108	108	0	0
North	95	96	96	0	0
West	109	110	110	0	0
South	98	99	99	0	0
Southeast	135	138	138	0	0
Total	1,073	1,097	1,097	0	0%

Alternative Distribution Channels

General

We also distribute our products and services through alternative distribution channels, which have experienced consistent growth in terms of sales, services, provision of product information and customer preference. These alternative distribution channels consist of ATMs, our contact centers, internet banking, mobile banking, Asesores Super Nomina and third-party branches.

Because of their low cost and large attendance capacity, these channels are becoming one of the most efficient ways to interact with our customers at any time. We believe that alternative distribution channels are an important way to reach certain customers, in particular those in the low income segment where we are able to have a more effective relationship with a broader customer base.

ATMs

We operate an extensive network of 4,779 ATMs throughout Mexico, including those located in our branches and on-site service units.  Our customers may use these ATMs to access their accounts and conduct banking transactions.

The following table shows the number of our ATM machines across Mexico’s regions at the dates indicated.

	At December 31,		At June 30,	Change, June 30, 2012 vs. December 31, 2011
	2010	2011	2012	#	%
Central	449	477	485	8	1.7%
Metro North	585	596	603	7	1.2
Metro South	484	489	494	5	1.0
Northeast	558	590	587	(3)	(0.5)
Northwest	451	467	467	0	0.0
North	359	373	395	22	5.9
West	382	417	426	9	2.2
South	482	528	558	30	5.7
Southeast	690	752	764	12	1.6
Total	4,440	4,689	4,779	90	1.9%

Contact Centers

Our contact centers in Queretaro and Crisol, Mexico can be used by customers to make inquiries, execute payment transactions or apply for products and services, such as personal loans.  A portion of our contact center personnel is dedicated to contacting current account holders to offer them additional products and services, in particular insurance, credit cards and consumer loans.  Those products are offered to preauthorized customers who are selected by our Risk and Commercial Intelligence departments in our central offices.  Our contact centers also have a retention unit that handles customer requests for the cancellation of products or services.

Our contact centers serve three basic functions:

•	Customer service: we receive more than 2.7 million calls per month from our customers.

•	Sales: through our contact centers, we grant approximately 33 % of the consumer loans and around 32 % of the credit cards that we issue.

•	Collecting receivables: with more than 1.0 million outbound and inbound calls, we collect more than Ps.157.9 million (U.S.$11.8 million) of receivables per month.

Internet Banking

We view the internet banking channel as the most efficient and convenient way to access bank services and as a key instrument for offering additional products. Our strategy includes three main components that seek to ensure the success of our internet banking channel:

•
Customer acquisition: this includes a complete strategy regarding how to easily enroll new customers and make product alliances to promote internet banking as “easy, fast and secure.”  We seek to provide great service to our internet banking customers through an intuitive operating platform that we are developing throughout the site.

•
Customer transactions: we are constantly improving the ways our customers access information, creating synergies within all our channels in order to promote the use of internet banking and optimize transaction costs.

•	Selling products and services: we offer products according to a customer’s profile and design easy and efficient product acquisition processes.

As of June 30, 2012, we had approximately 447,000 active portal clients.  We had, on average, more than 33 million internet banking transactions, either monetary or non-monetary, per month in the six months ended June 30, 2012.  The following table presents summarized operating statistics for our internet banking channel.

	Monthly Average		Change, six months ended June 30, 2012 vs. six months ended June 30, 2011
	Six months ended June 30,		#	%
	2011	2012
Monetary transactions	8,960,886	9,785,559	824,673	9.2%
Non-monetary transactions	19,885,263	23,587,153	3,701,890	18.6
Total transactions	28,846,149	33,372,712	4,526,563	15.7%

Mobile Banking

In March 2012, we launched our new mobile banking (Banca Móvil) channel, which enables customers to effect transactions on mobile phones.  The application comes with a “geo-reference” function, which allows our customers to locate the nearest Santander branch or ATM.  The application is compatible with most of the cell phones available in the Mexican market, including smart phones.  There is also a customized version for tablets.

Mobile banking lowers the cost of bringing services to our customers and its convenience to customers increases transactions.  By the end of 2012, we expect to offer additional products and services through this channel.

Specialized Sales Force

Our Asesores Super Nomina network is a specialized sales force responsible for selling products and services, mainly consumer loans, credit cards, insurance and planned saving products upon the delivery of the payroll kits to the employees of the companies that have payroll services with the Bank.  Payroll kits are welcome kits that describe all of the benefits of the payroll deposit service to the client.  These kits also contain a debit card along with applications for certain products, such as consumer loans, credit cards and insurance.

The main goals of the Asesores Super Nomina program are to identify opportunities for cross-selling different products and to gain the customer’s loyalty at the outset.  When the payroll kits are delivered, the Asesores Super Nomina also explain the different benefits of being a customer of the Bank and assist with the activation process of debit cards and other products.

As of June 30, 2012, 204 agents belonged to our Asesores Super Nomina network.  These agents are located throughout Mexico, primarily at our branches but also at some of our corporate offices.

The following table presents the volume of transactions offered through this distribution channel:

	Six months ended June 30,
	2011	2012	Six months ended June 30, 2011/ Six months ended June 30, 2012
	(monthly average)	(monthly average)	(percentage change)
Total payroll kit deliveries	66,439	70,365	5.9%
Consumer loan applications	39,963	47,914	19.9
Credit card applications	27,652	46,824	69.3
Insurance applications	27,487	31,263	13.7
Planned savings applications	19,401	36,064	85.9

Third-Party Branches

We provide banking services to our customers through 1,578 complementary branches provided by our agent, Telecomm.  At these third-party branches, we process more than 100,000 transactions per month, offering basic banking services, such as debit and credit deposits, withdrawals and balance inquiries.  These branches strengthen our national coverage and fortify our payroll service to companies with local coverage.

We are evaluating other joint strategies with third parties that might be interested in offering our services, which would increase the number of customers visiting their facilities and their revenues from commission received per transaction.  If these strategies materialize, we expect we will be able to have more than 10,000 additional third-party branches in 2012.

Third-Party Mortgage Brokers

The acquisition of the GE Capital residential mortgage business reinforced our strategy of originating mortgages through third-party mortgage brokers, and approximately 30% of our mortgages were originated through this channel in 2011.  Since substantially all of the mortgages originated by the GE Capital mortgage business are originated by third-party mortgage brokers, the percentage of mortgages originated through third-party mortgage brokers will be significantly greater in 2012 as compared to 2011.  Approximately 34% of our mortgages were originated through third-party mortgage brokers in the six months ended June 30, 2012.   We have a direct relationship with the three largest mortgage brokers in Mexico and an indirect relationship with approximately47 smaller brokers, which sometimes originate mortgages on behalf of the larger brokers.  Although we do not have exclusivity arrangements with these third-party mortgage brokers, we estimate that 45% of their operations are for our benefit.

Funding

Our principal source of funding is deposits, which represented Ps.541.9 billion (U.S.$40.4 billion), or 73.3%, of our total liabilities as of June 30, 2012.  Customer deposits typically represent a large portion of our funding base because of our ability to attract deposits from customers through our extensive retail, wholesale and corporate network.  Since we are primarily a commercial bank, customer deposits constitute the main source of liquidity in our financing structure. These deposits currently cover most of our liquidity requirements.  Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.  In order to increase liquidity in the Mexican market, we use deposits in the local market as an instrument of liquidity and do not rely significantly on international funding.  Additionally, legal reserve requirements consume a significant amount of funding in Mexico. For a further discussion of our funding, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The following table sets forth Banco Santander Mexico’s total funding and market share with respect to total funding for the periods indicated.

	Mexican Banking GAAP
	As of December 31,															As of June 30,
	2007			2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
BBVA Bancomer	Ps.	502,899	24.9%	Ps.	594,967	24.7%	Ps.	602,841	24.4%	Ps.	678,856	24.7%	Ps.	666,673	22.5%	Ps.	684,603	22.5%
Banamex		367,177	18.2		387,127	16.1		506,370	20.5		550,552	20.0		574,710	19.4		540,061	17.7
Banorte(1)		201,913	10.0		265,566	11.0		263,529	10.7		283,679	10.3		371,393	12.5		392,698	12.9
Santander		252,179	12.5		325,689	13.5		254,859	10.3		301,954	11.0		357,430	12.1		378,426	12.4
HSBC		275,048	13.6		276,905	11.5		263,593	10.7		275,547	10.0		330,668	11.2		321,242	10.5
Inbursa		72,743	3.6		149,236	6.2		132,135	5.4		149,221	5.4		147,878	5.0		149,088	4.9
Scotiabank		107,077	5.3		121,678	5.1		119,118	4.8		131,183	4.8		129,444	4.4		141,199	4.6
Santander + Top 6	Ps.	1,779,035	88.1%	Ps.	2,121,169	88.2%	Ps.	2,142,445	86.9%	Ps.	2,370,993	86.3%	Ps.	2,578,195	87.0%	Ps.	2,607,318	85.5%
Total System	Ps.	2,020,301	100.0%	Ps.	2,404,798	100.0%	Ps.	2,465,788	100.0%	Ps. 2,746,820		100.0%	Ps.	2,964,687	100.0%	Ps.	3,049,174	100.0%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

The following table sets forth Banco Santander Mexico’s total demand deposits and market share with respect to demand deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,															As of June 30,
	2007			2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
BBVA Bancomer	Ps.	289,082	27.6%	Ps.	324,668	28.0%	Ps.	355,940	28.4%	Ps.	403,441	27.7%	Ps.	438,267	26.5%	Ps.	468,478	27.8%
Banamex		224,351	21.4		242,978	21.0		280,706	22.4		352,223	24.2		411,261	24.9		367,570	21.8
Santander		113,616	10.8		130,313	11.3		130,874	10.4		156,912	10.8		178,490	10.8		204,641	12.1
Banorte(1)		103,410	9.9		119,915	10.4		128,710	10.3		140,713	9.7		180,303	10.9		180,769	10.7
HSBC		143,008	13.6		140,725	12.2		127,972	10.2		150,358	10.3		172,808	10.5		171,996	10.2
Scotiabank		50,500	4.8		57,857	5.0		61,472	4.9		62,537	4.3		70,268	4.3		69,872	4.1
Inbursa		34,487	3.3		43,501	3.8		48,273	3.9		51,738	3.6		53,052	3.2		56,711	3.4
Santander + Top 6	Ps.958,454		91.4%	Ps.1,059,958		91.5%	Ps.1,133,947		90.5%	Ps.1,317,923		90.6%	Ps.1,504,449		91.0%	Ps.1,520,035		90.2%
Total System	Ps.	1,048,072	100.0%	Ps.1,157,917		100.0%	Ps.1,252,614		100.0%	Ps.1,454,463		100.0%	Ps.1,652,742		100.0%	Ps.1,685,331		100.0%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

The following table sets forth Banco Santander Mexico’s total fixed-term deposits and market share with respect to fixed-term deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,															As of June 30,
	2007			2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
BBVA Bancomer	Ps.	188,550	22.3%	Ps.	231,479	21.6%	Ps.	232,891	22.3%	Ps.	214,990	20.2%	Ps.	208,102	19.1%	Ps.	200,633	17.8%
Banorte(1)		85,272	10.1		122,174	11.4		124,288	11.9		129,503	12.2		166,938	15.3		192,135	17.1
Santander		133,823	15.8		173,721	16.2		114,239	10.9		126,179	11.9		159,387	14.6		148,982	13.2
Banamex		120,040	14.2		135,019	12.6		195,490	18.7		171,354	16.1		119,883	11.0		132,801	11.8
HSBC		124,432	14.7		125,529	11.7		110,765	10.6		103,258	9.7		125,323	11.5		124,214	11.0
Inbursa		36,247	4.3		103,852	9.7		76,365	7.3		89,872	8.5		89,049	8.2		83,356	7.4
Scotiabank		51,985	6.1		57,666	5.4		53,643	5.1		64,042	6.0		53,571	4.9		65,976	5.9
Santander + Top 6	Ps.740,349		87.5%	Ps.949,439		88.7%	Ps.907,682		86.9%	Ps.899,198		84.7%	Ps.922,252		84.6%	Ps.948,097		84.1%
Total System	Ps.846,514		100.0%	Ps.1,070,462		100.0%	Ps.1,044,048		100.0%	Ps.1,061,776		100.0%	Ps.1,089,816		100.0%	Ps.1,126,749		100.0%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

The following table sets forth Banco Santander Mexico’s total interbank lending and market share with respect to interbank lending for the periods indicated.

	Mexican Banking GAAP
	As of December 31,															As of June 30,
	2007			2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Banamex	Ps.	22,785	18.1%	Ps.	9,130	3.3%	Ps.	30,173	17.8%	Ps.	26,975	11.7%	Ps.	43,566	19.6%	Ps.	39,691	16.7%
HSBC		7,608	6.1		10,651	3.8		24,856	14.7		21,931	9.5		32,537	14.6		25,033	10.6
Santander		4,740	3.8		21,655	7.8		9,745	5.8		18,863	8.2		19,553	8.8		24,804	10.5
Banorte(1)		13,230	10.5		23,477	8.4		10,531	6.2		13,463	5.8		24,152	10.9		19,794	8.3
BBVA Bancomer		25,266	20.1		38,820	13.9		14,010	8.3		60,425	26.2		20,304	9.1		15,492	6.5
Inbursa		2,010	1.6		1,884	0.7		7,497	4.4		7,610	3.3		5,776	2.6		9,021	3.8
Scotiabank		4,593	3.7		6,155	2.2		4,002	2.4		4,604	2.0		5,605	2.5		5,352	2.3
Santander + Top 6	Ps.80,232		63.8%	Ps.111,772		40.0%	Ps.100,814		59.6%	Ps.153,872		66.7%	Ps.151,494		68.2%	Ps.139,187		58.7%
Total System	Ps.125,715		100.0%	Ps.279,409		100.0%	Ps.169,126		100.0%	Ps.230,581		100.0%	Ps.222,129		100.0%	Ps.237,093		100.0%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

1.	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Marketing

After operating for more than 15 years in Mexico, the Santander brand has become a marketing leader in the Mexican financial services market.  We are fifth among other banks in advertising spending, according to June 2012 data from IbopeAGB México, an independent agency that tracks TV advertising and ratings.  We also are third in terms of unaided brand awareness and third in “top-of-mind” rankings according to a report prepared for our parent company , Banco Santander Spain , by Ipsos, a global market research company, in April-May 2012.

Our marketing plan is derived from our overall business plan, which focuses on service to our premier, preferred and SME clients and our university customers, as well as provision of mortgages.  Of particular note are our university customers, which, in addition to being the backbone of our social responsibility policy, have found in us a bank that understands their needs.  University attending customers are generally classified as classic due to their low income status as students.

We also provide strong support to SMEs, which are the largest generators of employment in Mexico.  Today we are one of the fastest growing banks in the SME market.  Also crucial is the premier segment, as evidenced by the development of the “Santander Select” concept with exclusive branches to attend to these customers.  In 2012, we expect to have 70 Santander Select offices.

Our clear and focused strategy based on quality has earned us the ranking of tied for  second-best bank in terms of customer service, according to the Corporate Survey on Customer Satisfaction prepared for our parent company, Banco Santander Spain,  by Ipsos dated April-May 2012.  We are working hard to improve the overall experience of our customers in order to become the leading bank in customer satisfaction.

One of our most widely known attributes is innovation, which is evident in the development of successful products that were well received in the markets when they were introduced.  For example, Light credit cards offering a low interest rate, Black credit cards offering insurance and fraud protection, funds and mortgages, among others, are innovative products that have added value to our brand.

In Mexico, one part of our marketing efforts is dedicated to social responsibility.  Four times per year, our ATMs are able to receive voluntary donations from customers.  In this way, we have supported the valuable work of UNICEF in Mexico so that all children may attend school and receive a quality education.  This program has raised more than Ps.119 million in the past ten years.  We have also supported works for the benefit of the environment performed by Reforestamos México, as well as the construction of homes through La Fundación Vivienda (Fideicomiso Provivah), with over 2,000 homes built in the past four years.  In addition, the collective unions, together with other organizations, promotes the Association of Banks of Mexico’s “Bécalos” program, which has provided scholarships to 135,000 students.  We have been a leader in the Bécalos program for the last two years, providing the largest share of financial resources to students.

In 2012, our mass media campaigns have and will continue to focus on high growth markets and on key products to achieve our Retail Banking segment objectives: auto insurance, credit cards, consumer credit and collections.  Other campaigns that combine advertising and customer events have and will continue to focus on universities, certain customer segments (SME, premier, preferred and select), private banking and mortgages.

We also intend to take advantage of regional and global corporate sponsorship opportunities, such as Copa Santander Libertadores and Ferrari, respectively, and we will continue to build on ongoing local sponsorships, such as Cirque du Soleil in Mexico City, and be the official credit card of the Arena Monterrey, one of the venues with the most ticket sales in the world.

Information Technology

Our main data center is located in Mexico and our disaster recovery site is located in Spain. We continuously invest in new technology and the maintenance of our existing equipment and infrastructure in order to improve our value proposition to our customers, increase our efficiency and support business growth.  We believe that proper management of technology is key to the proper management of our business.  Our modern technology platform is interconnected with the platform of the Santander Group, which enables us to provide seamless coverage to our customers.

We have implemented an information technology, or IT, governance model focused on helping us achieve our business objectives.  Through our IT governance model, we identify those IT investments aligned with our strategy and business plan, and we use ISBAN, the Santander Group’s banking technology subsidiary, to execute IT projects and manage suppliers.  This model enables us to leverage our global scale and capture the benefits of outsourcing, including consolidation, shared capability, scale, exchange of best practices and simplified governance, without the risk of losing control of core activities.

Our IT architecture is the central pillar of our banking operations.  Our focus is to serve our customers on a global scale, under an architecture that is uniquely customer-centered, provides business support and increases the efficiency of our processes, all within a framework of security and regulatory compliance.

Our operational platform efficiently combines our modern business-oriented IT systems with our multichannel distribution strategy, resulting in innovative ways to serve our clients.  We have well-developed CRM tools that allow us to monitor our clients’ behavior and provide them with targeted product offerings through diverse channels.  As a result, we are able to efficiently leverage alternative distribution channels, such as ATMs, internet banking and our contact centers, that are complementary to our traditional proprietary branch network, which enables us to provide better service to our clients and to increase our sales ratios.

Competition

General

We face strong domestic competition in all aspects of our business from other Mexican financial groups, commercial banks, insurance companies and securities brokerage houses, as well as from non-Mexican banks and international financial institutions. Banco Santander Mexico competes for both commercial and retail customers with other large Mexican banks, including subsidiaries of foreign banks, which, like Banco Santander Mexico, are a part of financial groups.  In some parts of Mexico, Banco Santander Mexico also competes with regional banks. Banco Santander Mexico also competes with certain non-Mexican banks (principally those based in the United States and Spain) for the business of the largest Mexican industrial groups and government entities, as well as high net worth individuals.

Banco Santander Mexico’s principal competitors are BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, which is part of Citigroup; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Multiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A.,

Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat. Some of the banks with which Banco Santander Mexico competes are significantly larger and have more financial resources than Santander Mexico, including a larger asset size and capital base.

The following table shows the rankings and market share of Banco Santander Mexico and Grupo Financiero Santander Mexico among the seven largest private banks and seven largest private financial groups in terms of total assets in Mexico, respectively, as of June 30, 2012, according to the CNBV.

	Mexican Banking GAAP
	As of June 30, 2012
Rankings and Market Share	Rank of Banco Santander Mexico among Banks(1)	Rank of Grupo Financiero Santander Mexico among Financial Groups(2)	Market Share of Banco Santander Mexico among Banks(1)	Market Share of Grupo Financiero Santander Mexico among Financial Groups(2)
Loans	4	4	13.0%	14.0%
Deposits	4	4	12.5%	13.4%
Total assets	3	4	14.0%	14.0%
Asset quality(3)	1	1	—	—
Shareholders’ equity	3	3	15.5%	13.8%
Net income	2	2	23.2%	19.9%
Efficiency(4)	2	2	—	—
ROAE	1	1	—	—

Source: CNBV.

(1)
Among the seven largest private banks in Mexico in terms of total assets: Banco Santander Mexico, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.

(2)
Among the seven largest private financial groups in Mexico in terms of total assets: Grupo Financiero Santander Mexico, Grupo Financiero BBVA Bancomer, Grupo Financiero Banamex, Grupo Financiero Banorte, Grupo Financiero HSBC, Grupo Financiero Inbursa and Grupo Financiero Scotiabank.

(3)	Defined as total non-performing loans as a percentage of total loans.

(4)	We calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.

Our prestige and leadership has been recognized in the Mexican financial system, as well as in the broader Mexican business community. Also in 2011, América Economía ranked Banco Santander Mexico as the sixth overall best bank in Latin America and the first in Mexico, and Global Finance recognized Santander as the safest bank in Mexico, in each case based on criteria defined in the respective publications.  In 2010 and 2012, Euromoney named Banco Santander Mexico the overall best bank in Mexico, and in 2012, Euromoney also recognized our private banking unit as the best in the “super affluent” category, defined as clients worth between U.S.$500,000 and U.S.$1.0 million.

The banking sector in Mexico can be classified into two groups: the mature, established “large banks” and the recently created “new banks.”  As of December 31, 2011, the four largest banks, BBVA Bancomer, Banamex, Banorte and Banco Santander Mexico, held in the aggregate 68.4% of the total deposits in Mexico, followed by a total of 19.9% held in the aggregate by HSBC, Scotiabank and Inbursa, all of which are established large banks.  The remaining 11.7% was distributed among 35 other banks.

We also compete with credit unions in Mexico.  Credit unions are financial institutions that are formed for the purpose of providing access to funding and favorable conditions for savings and receipt of loans and financial services.  Credit unions do not provide services to the public in general, since they are only authorized to carry out transactions with their members.  The operation of a credit union is carried out by its own members.  In order to be a member of a credit union, one must comply with the eligibility requirements established for that organization and acquire a certain number of shares of the credit union.

The deposits of members with a credit union are not subject to any form of deposit insurance.  There are credit unions for many different economic groups, ranging from fishermen to industrialists, but there are also “mixed” credit unions that accept members who perform different economic activities and “social sector” credit unions that serve economic sectors that are unable to access traditional financial institutions due to social, economic and geographic conditions.

Commercial banks in Mexico also compete in the retail market with non-banking institutions known as Sofoles and Sofomes, which focus primarily on offering consumer, commercial and mortgage loans to middle- and low-income individuals.  Until recently, the commercial credit market for middle- and low- income individual customers has been serviced almost exclusively by non-banking institutions.  Currently, more than 50 non-banking institutions are licensed to operate in Mexico. Mexican non-banking institutions may engage in certain specific lending activities, but are prohibited from engaging in many banking operations, including receiving deposits, foreign trade financing, offering current accounts and engaging in foreign currency operations.  Traditional banks have begun to extend their credit services to the markets previously dominated by Sofoles and Sofomes.

At the beginning of 2008, the Mexican Banking Law (Ley de Instituciones de Crédito) was modified to, among other things, grant authority to the CNBV (with the assistance of other regulators, but having primary responsibility) to authorize the creation of banks solely to engage in certain activities (which is intended to incentivize competition, reduce required capital considering their risk exposure and improve the attention to certain industries and regions) as compared to so-called “universal” banks, such as Banco Santander Mexico.  As a result of the reduced capital requirements and potential reduced operational costs that are likely to apply to this type of bank, there could be increased competition as a result of the creation of more banks to target specific market niches.  To the best of our knowledge, as of December 31, 2011, the CNBV has not granted any authorization for the creation of this kind of limited operation bank.

In addition, commercial banks will probably face increasing competition from Sofoles and Sofomes as a result of reforms to several financial laws, which have been enacted with the main purpose of deregulating lending activities in Mexico, including financial leasing and factoring activities.  See “The Mexican Financial System—Deregulation of Lending Entities and Activities.”

Commercial banks also face increasing competition from securities firms and other financial intermediaries that can provide larger companies with access to domestic and international capital markets as an alternative to bank loans.

In the brokerage services sector, Casa de Bolsa Santander, our broker-dealer subsidiary, competes with 34 other brokerage houses, 18 of which are part of a financial group and the rest of which are independent. As of December 31, 2011, Casa de Bolsa Santander ranked in sixth place in terms of amount traded on the Mexican Stock Exchange with a share of 6.38%.

Market Position of Grupo Financiero Santander Mexico

Net income

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ net income and market share in terms of net income for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,															As of June 30,
	2007			2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
BBVA Bancomer	Ps.	23,491	30.9%	Ps.	26,070	37.0%	Ps.	21,845	28.8%	Ps.	27,011	30.5%	Ps.	28,834	32.3%	Ps.	14,615	28.2%
Santander		11,571	15.2		8,527	12.1		11,827	15.6		13,851	15.7		18,683	20.9		10,299	19.9
Banamex		17,352	22.9		12,808	18.2		18,757	24.8		22,091	25.0		14,150	15.8		9,511	18.4
Banorte(1)		7,136	9.4		7,386	10.5		6,190	8.2		7,362	8.3		9,569	10.7		5,711	11.0
Inbursa		5,118	6.7		3,485	4.9		8,090	10.7		8,216	9.3		6,031	6.7		3,459	6.7
Scotiabank		3,924	5.2		3,101	4.4		2,147	2.8		2,933	3.3		3,132	3.5		2,388	4.6
HSBC		5,614	7.4		4,111	5.8		1,865	2.5		2,130	2.4		2,788	3.1		2,326	4.5
Others		1,706	2.2		4,910	7.0		5,042	6.7		4,833	5.5		6,176	6.9		3,489	6.7
Financial groups	Ps.	75,913	100.0%	Ps.	70,398	100.0%	Ps.	75,762	100.0%	Ps.	88,427	100.0%	Ps.	89,364	100.0%	Ps.	51,797	100.0%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Total assets

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ total assets and market share in terms of total assets for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,															As of June 30,
	2007			2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
BBVA Bancomer	Ps.	731,773	24.8%	Ps.	1,180,992	26.9%	Ps.	1,107,780	23.2%	Ps.	1,114,171	21.8%	Ps.	1,324,736	22.9%	Ps.	1,362,173	22.7%
Banamex		619,929	21.0		659,298	15.0		1,125,478	23.6		1,149,480	22.5		1,199,200	20.7		1,199,827	20.0
Banorte(1)		287,928	9.8		577,025	13.1		567,138	11.9		590,558	11.6		829,277	14.3		889,807	14.9
Santander		402,806	13.6		687,883	15.6		582,034	12.2		676,019	13.2		739,173	12.8		837,799	14.0
Inbursa		132,004	4.5		223,383	5.1		288,102	6.0		264,823	5.2		340,436	5.9		329,881	5.5
Scotiabank		141,519	4.8		154,332	3.5		176,879	3.7		194,225	3.8		190,081	3.3		211,576	3.5
HSBC		351,179	11.9		439,611	10.0		392,614	8.2		435,309	8.5		508,721	8.8		507,986	8.5
Others		283,958	9.6		475,564	10.8		535,184	11.2		679,905	13.3		653,783	11.3		652,314	10.9
Financial groups	Ps.	2,951,096	100.0%	Ps.	4,398,087	100.0%	Ps.	4,775,209	100.0%	Ps.	5,104,490	100.0%	Ps.	5,785,407	100.0%	Ps.	5,991,363	100.0%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Shareholders’ equity

The following table sets forth shareholders’ equity and market share in terms of shareholders’ equity for the seven private-sector financial groups with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,															As of June 30,
	2007			2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Banamex	Ps.	127,665	27.2%	Ps.	139,862	26.8%	Ps.	157,447	27.4%	Ps.	161,678	25.9%	Ps.	155,987	23.5%	Ps.	162,116	23.4%
BBVA Bancomer		101,304	21.6		108,042	20.7		114,714	19.9		126,261	20.2		136,120	20.5		140,444	20.2
Santander		64,040	13.6		71,134	13.6		73,973	12.9		82,424	13.2		88,479	13.3		95,544	13.8
Banorte(1)		34,801	7.4		39,746	7.6		44,974	7.8		50,227	8.1		77,082	11.6		81,292	11.7
Inbursa		40,484	8.6		54,394	10.4		61,839	10.7		68,497	11.0		73,198	11.0		73,459	10.6
HSBC		38,546	8.2		36,270	7.0		47,301	8.2		49,522	7.9		46,787	7.1		46,929	6.8
Scotiabank		23,358	5.0		26,907	5.2		26,822	4.7		29,892	4.8		29,654	4.5		30,938	4.5
Total for seven financial groups	Ps.	430,198	91.6%	Ps.	476,354	91.3%	Ps.	527,069	91.6%	Ps.	568,501	91.1%	Ps.	607,307	91.6%	Ps.	630,721	90.9%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Return on average equity and equity to total assets ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ return on average equity and equity to total assets ratio at the latest available date for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,										As of June 30,
	2007		2008		2009		2010		2011		2012
	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)(1)	Equity to total assets ratio (%)
Santander	19.9%	15.9%	12.6%	10.3%	16.3%	12.7%	17.7%	12.2%	21.9%	12.0%	22.4%	11.4%
BBVA Bancomer	24.6	13.8	24.9	9.1	19.6	10.4	22.4	11.3	22.0	10.3	21.1	10.3
Banorte(2)	22.9	12.1	19.8	6.9	14.6	7.9	15.5	8.5	15.0	9.3	14.4	9.1
Banamex	14.9	20.6	9.6	21.2	12.6	14.0	13.8	14.1	8.9	13.0	12.0	13.5
Inbursa	13.5	30.7	7.3	24.4	13.9	21.5	12.6	25.9	8.5	21.5	9.4	22.3
Scotiabank	17.9	16.5	12.3	17.4	8.0	15.2	10.3	15.4	10.5	15.6	15.8	14.6
HSBC	15.8	11.0	11.0	8.3	4.5	12.0	4.4	11.4	5.8	9.2	9.9	9.2
Financial groups	17.5%	15.9%	14.2%	11.9%	13.8%	12.0%	14.7%	12.2%	13.9%	11.5%	15.7%	11.6%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	Net income for June 30, 2012 has been annualized.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Efficiency

As of June 30, 2012, Grupo Financiero Santander Mexico was the second-most efficient financial group among the seven largest financial groups in Mexico, according to each financial group’s efficiency ratio.  We calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.  The following table sets forth its and its peers’ efficiency ratios for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,					As of June 30,
	2007	2008	2009	2010	2011	2012
	(%)
Inbursa	41.7%	47.8%	28.8%	25.7%	37.5%	31.3%
Santander	46.8	40.4	35.8	38.6	44.2	35.0
BBVA Bancomer	41.9	38.3	38.0	40.7	41.2	42.5
Banamex	47.9	47.4	45.6	48.4	52.3	50.6
Banorte(1)	57.1	51.0	52.6	52.3	55.7	51.7
Scotiabank	65.9	65.4	70.6	68.4	63.6	62.3
HSBC	60.7	55.5	62.5	76.9	70.7	64.0
Financial groups	51.1%	47.9%	53.4%	49.9%	51.3%	48.1%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Loans

The following table sets forth loans and market share in terms of loans for the seven private financial groups with the largest market shares in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,															As of June 30,
	2007			2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
BBVA Bancomer	Ps.	466,725	28.3%	Ps.	519,725	28.5%	Ps.	524,408	27.8%	Ps.	579,725	28.6%	Ps.	629,897	27.1%	Ps.	648,988	26.7%
Banamex		275,017	16.7		276,355	15.2		350,064	18.5		332,743	16.4		394,840	17.0		415,906	17.1
Banorte(1)		196,531	11.9		245,246	13.5		245,107	13.0		270,213	13.3		357,506	15.4		385,561	15.9
Santander		218,570	13.3		229,673	12.6		207,737	11.0		227,556	11.2		313,672	13.5		338,905	14.0
HSBC		200,075	12.1		172,938	9.5		159,953	8.5		171,421	8.5		187,639	8.1		195,071	8.0
Inbursa		83,526	5.1		140,906	7.7		158,644	8.4		176,212	8.7		174,108	7.5		170,181	7.0
Scotiabank		91,744	5.6		99,239	5.5		100,057	5.3		106,012	5.2		114,519	4.9		112,772	4.6
Total for seven financial groups	Ps.	1,532,189	93.0%	Ps.	1,684,081	92.5%	Ps.	1,745,970	92.5%	Ps.	1,863,882	92.0%	Ps.	2,172,181	93.6%	Ps.	2,267,383	93.4%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Deposits

The following table set forth deposits and market share in terms of deposits for the seven private-sector financial groups with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,															As of June 30,
	2007			2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
BBVA Bancomer	Ps.	449,159	25.5%	Ps.	508,495	24.6%	Ps.	543,316	25.9%	Ps.	572,581	25.4%	Ps.	591,574	24.5%	Ps.	612,082	24.7%
Banamex		337,127	19.1		369,504	17.9		453,933	21.7		486,390	21.6		510,969	21.2		478,659	19.3
Banorte(1)		203,307	11.5		260,769	12.6		274,908	13.1		288,836	12.8		363,337	15.0		389,030	15.7
Santander		247,438	14.0		302,971	14.7		244,048	11.6		276,848	12.3		309,193	12.8		330,875	13.4
HSBC		262,714	14.9		261,218	12.7		234,297	11.2		249,093	11.1		293,185	12.1		291,291	11.8
Scotiabank		95,709	5.4		107,314	5.2		110,091	5.3		119,605	5.3		116,816	4.8		128,781	5.2
Inbursa		70,703	4.0		147,244	7.1		124,465	5.9		125,934	5.6		107,240	4.4		96,143	3.9
Total for seven financial groups	Ps.	1,666,155	94.5%	Ps.	1,957,515	94.8%	Ps.	1,985,057	94.7%	Ps.	2,119,287	94.1%	Ps.	2,292,314	94.9%	Ps.	2,326,861	94.0%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Asset quality

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ non-performing loans to total loans ratio, as defined by the CNBV, for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,					As of June 30,
	2007	2008	2009	2010	2011	2012
	(Non-performing loans/total loans (%))
Santander	1.8%	3.1%	1.7%	1.7%	1.7%	1.5%
Banamex	2.9	2.9	2.0	1.4	1.6	1.6
Banorte(1)	1.5	2.0	2.5	2.5	1.9	1.8
HSBC	4.0	5.9	5.0	3.1	2.7	2.2
Scotiabank	3.0	3.6	3.9	3.6	2.7	2.6
BBVA Bancomer	2.3	3.2	3.8	2.5	3.1	3.4
Inbursa	1.8	2.6	2.8	2.0	3.3	4.0
Financial groups	2.5%	3.1%	3.0%	2.3%	2.4%	2.4%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Coverage ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ coverage ratios for the time periods indicated.  The coverage ratio is defined as total reserves for loan losses divided by total non-performing loans.

	Mexican Banking GAAP
	As of December 31,					As of June 30,
	2007	2008	2009	2010	2011	2012
	(%)
BBVA Bancomer	157.3%	155.6%	136.0%	174.2%	126.4%	122.0%
Santander	144.9	137.7	318.9	268.6	210.5	224.2
Banamex	176.7	205.7	243.9	255.0	284.0	269.0
Banorte(1)	130.9	135.2	122.4	123.7	143.1	146.8
Inbursa	697.0	350.0	357.9	522.7	398.8	352.8
Scotiabank	115.7	108.1	103.6	103.3	115.3	109.3
HSBC	132.0	125.5	131.6	173.9	214.5	252.7
Median of seven financial groups	144.9%	137.7%	136.0%	174.2%	210.5%	224.2%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Cost of risk

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ costs of risk for the time periods indicated.  The cost of risk is defined as allowance for loan losses divided by average gross loans.

	Mexican Banking GAAP
	As of December 31,					As of June 30,
	2007	2008	2009	2010	2011	2012(1)
	(%)
BBVA Bancomer	3.0%	4.9%	5.2%	3.6%	3.3%	3.2%
Santander	3.6	7.1	7.0	3.9	2.4	2.4
Banamex	6.1	9.6	7.2	4.4	4.9	4.1
Banorte(2)	1.6	3.1	3.4	2.7	1.7	2.4
Inbursa	2.6	2.1	3.3	2.8	1.9	3.3
Scotiabank	2.1	3.2	3.0	2.5	1.9	0.8
HSBC	5.2	8.0	8.7	5.6	3.8	3.5
Median of seven financial groups	3.0%	4.9%	5.2%	3.6%	2.4%	3.2%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	Allowance for loan losses as of June 30, 2012 has been annualized.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Return on average assets

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ return on average assets for the periods presented.

	Mexican Banking GAAP
	As of December 31,					As of June 30,
	2007	2008	2009	2010	2011	2012(1)
	(%)
BBVA Bancomer	3.5%	2.7%	1.9%	2.4%	2.4%	2.2%
Banamex	3.0	2.0	2.1	1.9	1.2	1.6
Banorte(2)	2.7	1.7	1.1	1.3	1.3	1.3
Santander	2.9	1.6	1.9	2.2	2.6	2.6
Inbursa	4.6	2.0	3.2	3.0	2.0	2.1
Scotiabank	2.9	2.1	1.3	1.6	1.6	2.4
HSBC	1.8	1.0	0.4	0.5	0.6	0.9
Median of seven financial groups	2.9%	2.0%	1.9%	1.9%	1.6%	2.1%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	Net income for June 30, 2012 has been annualized.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Loans to deposits ratio

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ loans to deposits ratios for the periods presented.  The loans to deposit ratio is defined as net loans divided by deposits, net of allowance.

	Mexican Banking GAAP
	As of December 31,					As of June 30,
	2007	2008	2009	2010	2011	2012
	(%)
BBVA Bancomer	100.2%	97.2%	91.6%	96.9%	102.3%	101.6%
Banamex	77.4	70.3	73.4	66.0	73.9	83.1
Banorte(1)	94.8	91.5	86.4	90.7	95.7	96.4
Santander	86.0	72.5	80.5	78.5	97.8	99.1
HSBC	72.1	61.3	63.8	65.1	60.3	63.3
Scotiabank	92.5	88.9	87.2	85.4	95.0	85.1
Inbursa	103.2	87.1	114.7	125.0	141.1	152.2
Median of seven financial groups	92.5%	87.1%	86.4%	85.4%	95.7%	96.4%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Loans and deposits per branch

The following table sets forth Grupo Financiero Santander Mexico’s and its peers loans per branch and deposits per branch as of June 30, 2012, as calculated in accordance with Mexican Banking GAAP.

	As of June 30, 2012
	(Loans per branch in millions of pesos) (1)		(Deposits per branch in millions of pesos) (1)
BBVA Bancomer	Ps.	358	Ps.	338
Banorte(2)		342		345
Santander		309		302
Banamex		244		281
HSBC		183		273
Scotiabank		174		199
Inbursa		626		353

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)
The number of branches is based on the latest available CNBV data for the banks corresponding to each financial group.  Loans and deposits information is based on the latest available CNBV data for the financial groups.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Loans and deposits per employee

The following table sets forth Grupo Financiero Santander Mexico’s and its peers loans per employee and deposits per employee as of June 30, 2012, as calculated in accordance with Mexican Banking GAAP.

	As of June 30, 2012
	(Loans per employee in millions of pesos) (1)		(Deposits per employee in millions of pesos) (1)
BBVA Bancomer	Ps.	23	Ps.	22
Santander		21		20
Banorte(2)		21		21
HSBC		10		15
Banamex		13		15
Scotiabank		12		14
Inbursa		87		49

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)
The number of employees is based on the latest available CNBV data for the banks corresponding to each financial group.  Loans and deposits information is based on the latest available CNBV data for the financial groups.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Operating expenditures as a percentage of the sum of average loans and deposits

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ operating expenditures as a percentage of the sum of average loans and deposits as of June 30, 2012, as calculated in accordance with Mexican Banking GAAP.

As of June 30, 2012
(%)
Santander	2.80%
Banorte(1)	3.48
BBVA Bancomer	3.49
HSBC	4.60
Banamex	4.81
Scotiabank	4.71
Inbursa	2.37%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Net fees as a percentage of operating expenditures

The following table sets forth Grupo Financiero Santander Mexico’s and its peers’ net fees as a percentage of operating expenditures as of June 30, 2012, as calculated in accordance with Mexican Banking GAAP.

As of June 30, 2012
(%)
Santander	64.18%
Banorte(1)	31.06
BBVA Bancomer	47.93
HSBC	27.01
Banamex	51.09
Scotiabank	30.04
Inbursa	11.66%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Market Position of Banco Santander Mexico

Net income

The following table sets forth net income and market share in terms of net income for the seven largest commercial banks in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,					As of June 30,
	2010			2011				2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))		(Millions of pesos)		(Market share (%))
BBVA Bancomer	Ps.	22,541	30.4%	Ps.	23,455	32.6%		Ps.	11,623	26.7%
Santander		12,884	17.4		13,700	19.1			10,111	23.2
Banamex		17,495	23.6		9,587	13.3			6,740	15.5
Banorte(1)		6,035	8.1		7,135	9.9			4,755	10.9
Scotiabank		2,619	3.5		2,862	4.0			2,201	5.1
HSBC		419	0.6		922	1.3			1,369	3.1
Inbursa		4,308	5.8		3,824	5.3			1,309	3.0
Others		7,953	10.7		10,371	14.4			5,424	12.5
Mexican financial system	Ps.	74,254	100.0%	Ps.	71,855	100.0	%(2)	Ps.	43,532	100.0%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

(2)	Figures do not add due to rounding.

Shareholders’ equity

The following table sets forth shareholders’ equity and market share in terms of shareholders’ equity (as a percentage of the total shareholders’ equity of 42 private banks in Mexico) for the seven private-sector banks with the largest market shares as of December 31 for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,								As of June 30,
	2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Banamex	Ps.	132,686	23.7%	Ps.	126,959	21.2%	Ps.	129,877	20.9%
BBVA Bancomer		109,412	19.5		116,377	19.4		115,970	18.7
Santander		79,268	14.2		91,710	15.3		96,538	15.5
Banorte(1)		45,188	8.1		55,558	9.3		59,607	9.6
Inbursa		47,832	8.5		51,183	8.5		51,317	8.3
HSBC		38,220	6.8		40,031	6.7		40,285	6.5
Scotiabank		27,563	4.9		27,278	4.5		28,335	4.6
Total for seven banks	Ps.	480,169	85.7%	Ps.	509,096	84.9%	Ps.	521,930	84.0%

Source: CNBV. Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Return on average equity and equity to total assets ratio

The following table sets forth the return on average equity and capitalization ratio for the seven largest commercial banks in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,				As of June 30,
	2010		2011		2012
	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)	Equity to total assets ratio (%)	Return on average equity (%)(1)	Equity to total assets ratio (%)
Santander	16.3%	11.6%	16.0%	12.0%	21.5%	11.5%
BBVA Bancomer	21.5	9.4	20.9	9.2	20.0	9.3
Banorte(2)	14.5	8.1	14.9	7.6	16.5	8.6
Scotiabank	9.9	13.7	10.3	13.8	15.8	14.1
Banamex	12.3	11.9	7.5	11.3	10.5	11.6
HSBC	1.0	8.9	2.4	7.6	6.8	8.2
Inbursa	10.6	19.2	7.9	19.6	5.1	22.3
Mexican financial system	13.5%	10.4%	12.5%	10.0%	14.8%	10.4%

Source: CNBV. Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	Net income for June 30, 2012 has been annualized.

(2)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Core capital ratio

The following table sets forth Banco Santander Mexico’s and its peers’ core capital ratios for the periods presented.   Core capital ratio is defined as Tier 1 Capital (shareholders’ equity) divided by risk-weighted assets.

	Mexican Banking GAAP
	As of December 31,					As of June 30,
	2007	2008	2009	2010	2011	2012
	(%)
Santander	14.2%	11.3%	11.8%	15.3%	14.5%	14.3%
Banorte(1)	10.2	9.4	12.0	12.1	10.8	11.6
Banamex	17.0	17.4	18.4	19.4	15.0	16.8
Scotiabank	16.9	15.3	16.4	17.5	15.5	16.6
Inbursa	19.4	21.9	22.1	22.2	18.9	18.7
HSBC	12.8	10.2	13.9	11.2	11.9	10.5
BBVA Bancomer	12.2	10.6	11.9	12.1	11.3	11.6
Median of seven banks	14.2%	11.3%	13.9%	15.3%	14.5%	14.3%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Efficiency

As of December 31, 2011, Banco Santander Mexico was the second most efficient bank among the seven largest commercial banks in Mexico, according to each bank’s efficiency ratio.  We calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.  The following table sets forth our and peers’ efficiency ratios for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,		As of June 30,
	2010	2011	2012
	(%)
Inbursa	24.3%	32.4%	29.6%
Santander	38.3	43.4	34.0
BBVA Bancomer	42.5	43.6	45.7
Banorte(1)	52.8	58.6	52.4
Banamex	49.9	55.7	54.4
Scotiabank	70.2	63.5	63.6
HSBC	79.0	76.5	70.3
Mexican financial system	53.0%	56.0%	54.5%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Loans

The following table sets forth loans and market share (as a percentage of the total loans of 42 private banks in Mexico) for the seven private-sector banks with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,															As of June 30,
	2007			2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
BBVA Bancomer	Ps.	463,555	27.3%	Ps.	520,339	27.5%	Ps.	520,193	26.4%	Ps.	573,991	27.0%	Ps.	624,742	25.4%	Ps.	644,052	24.9%
Banamex		274,144	16.1		276,272	14.6		350,684	17.8		332,719	15.6		394,523	16.0		415,575	16.1
Banorte(1)		179,822	10.6		222,849	11.8		222,464	11.3		249,495	11.7		338,528	13.7		364,732	14.1
Santander		218,588	12.9		229,675	12.1		205,910	10.5		227,556	10.7		313,672	12.7		338,905	13.0
Inbursa		84,916	5.0		143,560	7.6		161,552	8.2		178,665	8.4		177,705	7.2		169,698	6.6
Scotiabank		91,744	5.4		99,239	5.2		99,257	5.1		106,023	5.0		114,525	4.7		112,779	4.4
HSBC		200,075	11.8		172,938	9.1		160,027	8.1		171,779	8.1		188,046	7.6		195,462	7.6
Total for seven banks	Ps.	1,512,845	89.1%	Ps.	1,664,872	88.1%	Ps.	1,720,087	87.4%	Ps.	1,840,228	86.5%	Ps.	2,151,741	87.4%	Ps.	2,241,203	86.8%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

The following table sets forth Banco Santander Mexico’s total mortgage loans and market share based on mortgage loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,															As of June 30,
	2007			2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
BBVA Bancomer	Ps.	121,344	44.3%	Ps.	131,250	42.8%	Ps.	135,521	40.7%	Ps.	144,998	40.0%	Ps.	146,809	35.6%	Ps.	152,035	35.2%
Banorte(1)		36,366	13.3		44,455	14.5		48,151	14.4		54,694	15.1		62,752	15.2		66,408	15.4
Santander		22,552	8.2		27,679	9.0		29,792	8.9		34,743	9.6		63,361	15.4		66,348	15.4
Banamex		30,096	11.0		32,755	10.7		41,681	12.5		49,906	13.8		58,144	14.1		63,161	14.6
Scotiabank		31,942	11.7		34,988	11.4		40,568	12.2		43,055	11.9		45,298	11.0		46,886	10.9
HSBC		19,800	7.2		20,598	6.7		22,029	6.6		19,659	5.4		19,879	4.8		19,284	4.5
Inbursa		931	0.3		1,072	0.3		1,228	0.4		1,299	0.4		1,304	0.3		1,296	0.3
Santander + Top 6	Ps.	263,031	96.0%	Ps.	292,798	95.5%	Ps.	318,971	95.7%	Ps.	348,354	96.2%	Ps.	397,547	96.4%	Ps.	415,418	96.3%
Total System	Ps.	273,951	100.0%	Ps.	306,699	100.0%	Ps.	333,257	100.0%	Ps.	362,261	100.0%	Ps.	412,206	100.0%	Ps.	412,206	100.0%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

The following table sets forth Banco Santander Mexico’s total consumer loans and market share based on consumer loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,															As of June 30,
	2007			2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
BBVA Bancomer	Ps.	137,835	29.3%	Ps.	140,464	30.0%	Ps.	112,420	29.0%	Ps.	123,749	30.9%	Ps.	152,215	30.7%	Ps.	161,651	30.1%
Banamex		106,020	22.5		100,374	21.4		91,559	23.6		95,401	23.8		126,325	25.5		136,881	25.5
Santander		67,104	14.3		64,512	13.8		45,269	11.7		41,615	10.4		50,612	10.2		58,752	10.9
Banorte(1)		28,154	6.0		31.614	6.7		27,467	7.1		28,913	7.2		38,239	7.7		42,136	7.8
HSBC		52,062	11.1		49,689	10.6		33,874	8.7		28,238	7.1		30,536	6.2		33,011	6.1
Scotiabank		20,446	4.3		21,009	4.5		18,550	4.8		16,598	4.1		16,679	3.4		17,251	3.2
Inbursa		7,524	1.6		7,943	1.7		6,529	1.7		10,051	2.5		10,255	2.1		6,818	1.3
Santander + Top 6	Ps.	419,146	89.0%	Ps.	415,604	88.6%	Ps.	335,668	86.6%	Ps.	344,565	86.0%	Ps.	424,862	85.6%	Ps.	456,500	84.9%
Total System	Ps.	470,861	100.0%	Ps.	468,846	100.0%	Ps.	387,408	100.0%	Ps.	400,487	100.0%	Ps.	496,144	100.0%	Ps.	537,545	100.0%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

The following table sets forth Banco Santander Mexico’s total commercial loans and market share based on commercial loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,															As of June 30,
	2007			2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
BBVA Bancomer	Ps.	148,541	21.3%	Ps.	189,910	21.7%	Ps.	211,340	22.6%	Ps.	216,024	22.0%	Ps.	226,348	19.8%	Ps.	228,741	19.5%
Santander		102,969	14.8		114,594	13.1		109,267	11.7		130,637	13.3		164,345	14.4		177,646	15.2
Banorte(1)		81,201	11.7		105,472	12.1		99,496	10.6		110,629	11.3		154,351	13.5		162,470	13.9
Banamex		110,636	15.9		113,019	12.9		144,526	15.5		133,104	13.5		154,966	13.6		157,771	13.5
Inbursa		62,834	9.0		121,399	13.9		134,705	14.4		131,380	13.4		142,986	12.5		128,627	11.0
HSBC		75,723	10.9		77,616	8.9		77,836	8.3		83,106	8.5		103,446	9.1		109,440	9.3
Scotiabank		25,013	3.6		34,452	3.9		31,395	3.4		35,130	3.6		42,187	3.7		40,972	3.5
Santander + Top 6	Ps.	606,917	87.1%	Ps.	756,461	86.5%	Ps.	808,566	86.5%	Ps.	840,011	85.4%	Ps.	988,629	86.5%	Ps.	1,005,667	85.8%
Total System	Ps.	696,529	100.0%	Ps.	874,211	100.0%	Ps.	935,146	100.0%	Ps.	983,114	100.0%	Ps.	1,142,790	100.0%	Ps.	1,171,735	100.0%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

The following table sets forth Banco Santander Mexico’s total government and financial entities loans and market share based on government and financial entities loans for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,															As of June 30,
	2007			2008			2009			2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
BBVA Bancomer	Ps.	55,834	21.8%	Ps.	58,714	24.4%	Ps.	60,194	19.3%	Ps.	89,221	23.4%	Ps.	99,370	24.2%	Ps.	101,624	23.0%
Banorte(1)		34,101	13.3		41,307	17.2		47,905	15.3		55,258	14.5		83,186	20.2		93,717	21.2
Banamex		27,391	10.7		30,124	12.5		72,685	23.2		54,309	14.2		55,087	13.4		57,762	13.1
Santander		25,963	10.1		22,890	9.5		21,725	6.9		20,560	5.4		35,355	8.6		36,160	8.2
HSBC		52.491	20.5		25,035	10.4		26,215	8.4		40,776	10.7		34,184	8.3		33,727	7.6
Inbursa		13,628	5.3		13,147	5.5		19,437	6.2		35,934	9.4		23,159	5.6		32,958	7.4
Scotiabank		13,343	5.6		8,790	3.7		9,543	3.1		11,240	2.9		10,362	2.5		7,670	1.7
Santander + Top 6	Ps.	223,751	87.3%	Ps.	200,009	83.1%	Ps.	257,704	82.4%	Ps.	307,297	80.6%	Ps.	340,703	82.8%	Ps.	363,618	82.2%
Total System	Ps.	256,285	100.0%	Ps.	240,650	100.0%	Ps.	312,649	100.0%	Ps.	381,400	100.0%	Ps.	411,242	100.0%	Ps.	442,478	100.0%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Deposits

The following table sets forth deposits and market share in terms of deposits (as a percentage of the total deposits of 42 private banks in Mexico) for the seven private-sector banks with the largest market shares for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,						As of June 30,
	2010			2011			2012
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
BBVA Bancomer	Ps.	572,716	23.7%	Ps.	591,887	22.7%	Ps.	613,794	23.2%
Banamex		486,643	20.2		511,927	19.6		291,972	18.2
Banorte(1)		289,000	12.0		365,489	14.0		368,802	13.9
Santander		276,854	11.5		315,642	12.1		331,745	12.5
HSBC		249,370	10.3		293,877	11.3		291,973	11.0
Scotiabank		119,633	5.0		116,853	4.5		129,631	4.9
Inbursa		125,940	5.2		107,545	4.1		97,388	3.7
Total for seven banks	Ps.	2,120,156	87.8%	Ps.	2,303,220	88.3%	Ps.	2,316,823	87.4%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Asset quality

The following table sets forth the asset quality, defined as total non-performing loans as a percentage of total loans by the CNBV, for the seven largest commercial banks in Mexico for the time periods indicated.

	Mexican Banking GAAP
	As of December 31,		As of June 30,
	2010	2011	2012
	(Asset quality (%))	(Asset quality (%))	(Asset quality (%))
Santander	1.7%	1.7%	1.5%
Banamex	1.4	1.5	1.6
Banorte(1)	2.3	1.8	1.7
HSBC	3.1	2.7	2.1
Scotiabank	3.6	2.7	2.6
BBVA Bancomer	2.5	3.1	3.4
Inbursa	2.0	3.2	3.6
Mexican financial system	2.3%	2.5%	2.5%

Source: CNBV.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Branches and ATMs

The following table sets forth Banco Santander Mexico’s total bank branches and market share based on number of bank branches for the time periods indicated.

	As of December 31,										As of June 30,
	2007		2008		2009		2010		2011		2012
	(Branches)	(Market share (%))	(Branches)	(Market share (%))	(Branches)	(Market share (%))	(Branches)	(Market share (%))	(Branches)	(Market share (%))	(Branches)	(Market share (%))
BBVA Bancomer	1,860	19.7%	1,860	17.3%	1,795	16.7%	1,796	15.9%	1,810	15.4%	1,813	15.0%
Banamex	1,603	16.9	1,596	14.9	1,623	15.1	1,696	15.0	1,703	14.4	1,706	14.2
Banorte(1)	1,052	11.1	1,118	10.4	1,088	10.1	1,134	10.0	1,289	10.9	1,299	10.8
Santander	983	10.4	1,026	9.6	1,066	9.9	1,075	9.5	1,097	9.3	1,097	9.1
HSBC	59	0.6	1,251	11.7	1,191	11.1	1,144	10.1	1,067	9.1	1,067	8.9
Scotiabank	1,361	14.4	587	5.5	598	5.6	646	5.7	647	5.5	647	5.4
Inbursa	534	5.6	72	0.7	144	1.3	254	2.2	270	2.3	272	2.3
Santander + Top 6	7,452	78.8%	7,510	70.0%	7,505	69.9%	7,745	68.6%	7,883	66.9%	7,901	65.6%
Total System	9,458	100.0%	10,722	100.0%	10,731	100.0%	11,291	100.0%	11,786	100.0%	12,048	100.0%

Source: CNBV, R1 Information on branches, ATMs and credit cards.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

The following table sets forth Banco Santander Mexico’s total number of ATMs and market share in terms of ATMs for the time periods indicated.

	As of December 31,								As of June 30,
	2008		2009		2010		2011		2012
	(ATMs)	(Market share (%))	(ATMs)	(Market share (%))	(ATMs)	(Market share (%))	(ATMs)	(Market share (%))	(ATMs)	(Market share (%))
BBVA Bancomer	6,237	21.0%	6,237	18.5%	6,760	18.8%	7,710	21.2%	7,830	20.2%
Banamex	5,710	19.3	5,710	17.0	5,855	16.3	6,029	16.6	6,136	15.8
Banorte(1)	4,255	14.4	4,478	13.3	5,004	13.9	5,179	14.2	6,454	16.6
Santander	4,280	14.4	4,265	12.7	4,439	12.4	4,689	12.9	4,779	12.3
HSBC	5,958	20.1	6,249	18.6	6,331	17.6	6,195	17.0	6,240	16.1
Scotiabank	1,450	4.9	1,459	4.3	1,492	4.2	1,554	4.3	1,561	4.0
Inbursa	76	0.3	591	1.8	745	2.1	781	2.1	706	1.8
Santander + Top 6	27,966	94.4%	28,989	86.2%	30,626	85.2%	32,137	88.2%	33,706	86.9%
Total System	29,640	100.0%	33,648	100.0%	35,942	100.0%	36,429	100.0%	38,772	100.0%

Source: CNBV, R1 Information on branches, ATMs and credit cards.  Figures for June 30, 2012 are based on the latest available CNBV data.

(1)	In March 2011, IXE merged with Banorte, and the information above for Banorte in 2011 is consolidated with IXE results.

Properties

We are domiciled in Mexico and own our principal executive offices, which are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, México, Distrito Federal, Mexico.  We also own 2 other buildings in the vicinity of our headquarters and rent 128 other buildings.  At June 30, 2012, we owned the locations at which 2 of our branches were located.  The remaining branches are operated at rented locations, with lease terms varying from 1 to 10 years.

The following table sets forth our main properties as of the date indicated.

Main properties as of June 30, 2012	Number
Central Offices
Owned	3
Rented	128
Total	131
Branches
Owned	2
Rented(1)	1,095
Total	1,097
Other property(2)
Owned	1
Rented	807
Total	808

(1)	Includes 67 branches under bailment (comodato).

(2)	Consists mainly of back offices, storage, parking lots and ATMs.

On April 27, 2012, Banco Santander Mexico entered into an agreement to sell 220 properties (branches, offices and parking spaces)  to Fibra Uno, a Mexican publicly traded real estate investment trust.  The sale of the properties was completed in May 2012 for Ps.3,334 million, which resulted in the recognition of net gains in the amount of Ps.1,730 million.  Under the agreement, the properties will be immediately leased back to Banco Santander Mexico for a period of 20 years with an annual rent of Ps.275 million.  See note 8 to our unaudited condensed consolidated financial statements.

Environmental Matters

We have initiated a strategic Social Corporate Responsibility (Responsabilidad Social Corporativa) program which promotes a continuous commitment to acting in a responsible manner, thereby contributing to economic development and improving the quality of life of our employees and their families, and the community as a whole.

In this context, we have reaffirmed our respect and commitment to the environment by establishing environmental policies and an Environmental Management System (Sistema de Gestión Ambiental, or SGA).

On December 15, 2009, we obtained AENOR re-certification of the UNE concession certificate ISO 14001:2004, and this accounts for the SGA, which applies to the administration, management and maintenance of our principal executive offices in Santa Fe, Mexico City.  The re-certification has a term of three years with annual revisions.  In January 2012, the certificator conducted a maintenance audit and confirmed that the SGA was operating in an effective manner.

Our environmental policy aims to integrate sustainability into our day-to-day management and is carried out by our senior management.  Further, our environmental policy requires us to be committed to the following:

•
Complying with environmental law requirements applicable to the environmental aspects of the production and management process and services in general, as well as with other requirements which Grupo Financiero Santander Mexico sets forth and environmental requirements of clients and associates.

•	Controlling and later reducing the environmental impact generated by the production and management process and services in general.

•	Maintaining a commitment to continually improve and prevent land, water and air pollution within work premises.

•	Establishing and continuously carrying out the objectives and action plans necessary to reduce environmental impact.

Additionally, our environmental policy is communicated to all of our employees through one or more of the following means: communication ads, posters located within the workplace, intranet website and/or training courses to contractors and new employees.

Below is a list of the acknowledgments and certifications which we have obtained:

•	Corporativo Centro Santa Fe, Mexico City, Mexico: ISO 14001:2004 and the award for “Smart Building” in 1994.

•
Centro Tecnológico de Operaciones (CETOS), Queretaro, Mexico: IMEI National Award for “Smart Building” in 2004, Quinta Wellington Redwood Mexico Award in 2005, 2007 and 2008 (related to optimization of internal processes), and the Empresa Socialmente Responsable (Socially Responsible Business) Award in 2010.

•	Contacto Centro, Queretaro, Mexico: IMEI National Award for “Smart Building” in 2008.

To the best of our knowledge, there are currently no international, federal, state or local environmental laws, rules or regulations that will materially adversely affect our results of operations or our position with respect to our competitors.  However, possible future environmental laws may adversely affect our operating results.

Intellectual Property

In Mexico, ownership of trademarks can be acquired only through a validly approved registration with the Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial, or IMPI), the agency responsible for registering trademarks and patents in Mexico.  After registration, the owner has exclusive use of the trademark in Mexico for ten years.  Trademarks registrations can be renewed indefinitely for additional ten-year periods, if the registrant proves that it has used such trademark within the last five years.

We have several trademarks, most of which are brand names of our products or services.  All our material trademarks are registered or have been submitted to IMPI for registration by the Santander Group or us.

We own the principal domain names used in our business, which include www.santander.com.mx, www.llamasantander.com.mx, www.valorsantander.com.mx and www.supernetempresas.com.mx.  None of the information contained on our websites is incorporated by reference into, or forms part of, this prospectus.

Employees

As of June 30, 2012, on a consolidated basis we had 12,461 employees, an increase of 0.5% since December 31, 2011.  We classify our employees as executives, professionals and administrative employees.  Executives include the top management.  Professionals are middle-management personnel.  The remainder of the employees are administrative employees.  We intend to add 200 new branches to our branch network during the next three years and to hire an additional 2,000 employees to staff these branches.

We have traditionally enjoyed good relations with our employees and their union.  Of the total number of our employees, 3,511, or 28.2%, were members of the Banco Santander Mexico labor union, which is affiliated with the National Federation of Bank Unions (Federación Nacional de Sindicatos Bancarios), as of June 30, 2012.  We negotiate salaries with our union on an annual basis and benefits every two years, as required under Mexican law.   In 2011, the collective bargaining agreement relating to both salaries and benefits was renewed, and in 2012, the collective bargaining agreement relating to salaries was renewed again, in accordance with Mexican law.  Our collective bargaining agreement applies only to our unionized employees.  While terms of employment are generally the same for unionized and non-unionized employees, benefits may differ.

The following chart summarizes the number and type of our employees as of December 31, 2010 and 2011 and June 30, 2012.

	As of December 31,		As of June 30,
Employees	2010	2011	2012
Executives	95	106	107
Professionals	4,939	5,275	5,311
Administrative	6,794	7,014	7,043
Total	11,828	12,395	12,461

Legal Proceedings

We are subject to certain claims and are party to certain legal and arbitration proceedings in the normal course of our business.  We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.  There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries.

Banco Santander Mexico, in its role as trustee or other fiduciary, is party to certain legal and arbitration proceedings in the normal course of its business.  We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

The Mexican tax authorities issued an official communication dated February 16, 2012 setting forth that the deduction of losses arising from Banco Santander Mexico’s sale of its past due loans during fiscal year 2007 was not in compliance with applicable law.  The amount of the assessment arising from the Mexican tax authorities’ determination is equal to approximately Ps.5,236 million (U.S.$375.4 million), including penalties and interest.  We believe the assessment is incorrect and have filed an administrative appeal to challenge the assessment.  Based upon the advice of our external legal advisors, we believe that the grounds to contest this assessment are based on sound legal premises and we will continue to challenge the assessment vigorously.  Furthermore, based on such advice, we believe that the risk of a material loss to Banco Santander Mexico is remote and accordingly, we have not recorded any provisions related to this assessment in our audited financial statements.  However, we can provide no assurances that Banco Santander Mexico will prevail in its challenge of the assessment.

We estimate that our aggregate liability, if all legal proceedings were determined adversely to us, could result in significant losses not estimated by us.  As of June 30, 2012, we have set aside Ps.1,323 million (U.S.$98.7 million) as provisions for these legal actions (including tax-related litigation).  See note 11 to our unaudited condensed consolidated financial statements.   These provisions are presented under the “Provisions for tax and legal matters” line item in our unaudited condensed consolidated financial statements.

RISK MANAGEMENT

General

The principal types of risk inherent in our business are market, liquidity, credit and operational risks.  The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long-term, stable earnings growth.  Toward that end, our senior management places great emphasis on risk management.

Organizational Structure

We regard risk management as a competitive element of a strategic nature, the ultimate goal of which is to maximize shareholder value.  Risk management is defined, both conceptually and organizationally, as the comprehensive treatment of the different risks (market, liquidity, credit, counterparty, operating, legal and technological risks) that are quantifiable and are assumed by us in the normal course of business.  The way we manage the risks inherent in our business is essential to understanding and determining our financial position and creating value in the long term.

The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) has issued regulations governing risk management applicable to credit institutions.  Our Board of Directors has formed and maintains our Comprehensive Risk Management Committee (Comité de Administración Integral de Riesgos) based on the guidelines set forth in these regulations.  Our Comprehensive Risk Management Committee must be comprised of at least five members, including the head of our Comprehensive Risk Management Unit, our Chief Executive Officer, two board members (one of whom is the committee president) and our internal auditor.  Our Comprehensive Risk Management Committee meets monthly and seeks to ensure that our operations adhere to the objectives, policies and procedures approved by the Board of Directors for risk management, which are set forth in our Comprehensive Risk Management Manual.

Our Comprehensive Risk Management Committee proposes to the Board of Directors, for their approval:

•	Objectives, policies and procedures for the general management of risks.

•	Risk exposure limits (on a consolidated basis, for each business unit and for each type of risk).

•	Strategies for assigning resources related to the execution of operations.

In addition, our Comprehensive Risk Management Committee approves:

•	Methodologies to identify, measure, monitor, limit, control, inform and disclose the different types of risks to which we are exposed.

•	Models, parameters and scenarios used to measure and control risks.

•	Execution of new transactions and services that involve risks.

Our Comprehensive Risk Management Committee also monitors compliance with the risk limits established by our Board of Directors.

Our Comprehensive Risk Management Committee reports existing risk exposure to our senior management and our Board of Directors, at least on a quarterly basis.  In particular, it reports our risk levels, as well as any deviation from the risk limits imposed by the risk policies and the corrective measures that have been implemented.  When a risk limit is breached, as determined by the credit or market risk department, as applicable, the excess is reported immediately, regardless of the severity of such breach, to the Comprehensive Risk Management Unit, which reports to the Comprehensive Risk Management Committee.  Our Comprehensive Risk Management Committee, in turn, reports to senior management and the Board of Directors.  The relevant business unit must then report to the credit or market risk department, as applicable, regarding the corrective measures that are being implemented to reduce risk below the risk limit.  The credit or market risk department, as applicable, monitors the risk until it is reduced below the risk limit.

Our Comprehensive Risk Management Committee has delegated to our Comprehensive Risk Management Unit (Unidad de Administración Integral de Riesgos) the responsibility for implementing the procedures for the measurement, management and control of risks, in accordance with established policies.  Our Comprehensive Risk Management Committee appoints one person responsible for the management of the Comprehensive Risk Management Unit.  This person, on behalf of the Comprehensive Risk Management Unit, reports any breaches of the risk limits and the corrective measures that have been implemented monthly to our Comprehensive Risk Management Committee and to the Board of Directors.  This person is also responsible for, among other things, presenting to the Board of Directors the Comprehensive Risk Management Committee’s reports, approvals and the risk exposures.

Our Comprehensive Risk Management Committee has the power to authorize deviations above the established risk limits, but any deviations must be reported to the Board of Directors on at least a quarterly basis.  Generally any breaches of the risk limits are low in severity and last for a few days.  Nevertheless, in the infrequent event that a breach is high in severity, the relevant business unit may request authorization from our Comprehensive Risk Management Committee, through the Comprehensive Risk Management Unit, for a specific and temporary deviation during which it will act to reduce the risk.  If the authorization is denied, then the business unit must reduce the risk as soon as possible by reducing the open risk position or hedging it, even if such action results in a loss.

Our Comprehensive Risk Management Committee may also create any subcommittees necessary to exercise its functions.  Our Credit Risk Committee, Market Risk Committee, Legal Risk Subcommittee and Operational Risk Subcommittee are subcommittees of the Comprehensive Risk Management Unit.  See “Management—Committees—Comprehensive Risk Management Committee” for additional information about our Comprehensive Risk Management Committee.

Regulatory Review Process

We are subject to the CNBV’s ordinary regulatory review process, specified in regulations that govern the CNBV’s supervisory activities, which includes the annual evaluation of our risk models and risk management.  This annual review comprises the following steps:

•	The CNBV sends us an official notice stating the date on which its inspection visit will take place, the purpose of the inspection and the initial documents that will be subject to review.

•	The CNBV sends us an official notice confirming the date on which the inspection visit will take place.

•
The inspection visit takes place on the scheduled date at our offices.  The visit includes review of information, interviews with officers and additional requests for information.  The visit is generally conducted in a fashion that permits dialogue between us and those officers of the CNBV conducting the review.

•
Once the inspection visit is completed, the CNBV prepares an official report, which includes observations arising from the inspection visit regarding regulations or internal processes.  These observations may require answers to specific questions and may result in additional information requests.  In addition, the official report may require us to take corrective actions and provide a timetable for their implementation.

•	We are entitled to respond to the observations set forth in the CNBV’s official report, including by expressing our disagreement with conclusions reached by the CNBV.

•
After receipt of our responses, the CNBV issues a final report, setting forth its agreement or disagreement with the responses and the information provided.  This final report confirms the conclusion of the termination of the annual inspection process.  If we disagree with the CNBV’s conclusions, we are entitled to initiate an administrative or judicial action against any such conclusions.

Market Risk

General

We are exposed to market risk mainly as a result of the following activities:

•	trading in financial instruments, which involves interest rate, foreign exchange rate, volatility and equity price risks;

•	engaging in retail banking activities, which involves interest rate risk because a change in interest rates affects interest income, interest expense and customer behavior;

•	investing in assets or instruments the returns or accounts of which are denominated in currencies other than the peso, which involves foreign exchange rate risk; and

•	all trading and non-trading activities, which involve liquidity risk.

Primary Market Risks and How They Arise

The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, equity price risk and liquidity risk.  We are exposed to interest rate risk whenever there is a mismatch between interest rate sensitive assets and liabilities.  Interest rate risk arises in connection with both our trading and non-trading activities.  Interest rate risk related to our trading activities primarily results from our investments in short-term Mexican Central Bank (Banco de México) bills and notes, cross-currency swaps and sovereign bonds.

We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business.  Our principal non-trading currency exposure is the U.S. dollar, which, as mandated by our policies, is hedged to the Mexican peso within established limits.  Our exposure to trading-related foreign exchange risk is based on our positions in bonds and currency swaps.

We are exposed to equity price risk in connection with our trading investments in equity securities.  The execution of brokerage services is carried out by Casa de Bolsa Santander, our brokerage subsidiary.

We are also exposed to liquidity risk.  Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets.  Our liquidity risk also arises in non-trading activities, due to the maturity gap between assets and liabilities mostly in our retail banking business.

We use derivatives for both trading and non-trading activities.  Trading derivatives are used to eliminate, reduce or modify risk in trading portfolios (primarily interest rate and foreign exchange risk) and to provide financial services to customers.  Our principal counterparties (in addition to customers) for this activity are financial institutions and clearing houses, such as the Mexican Derivatives Exchange (Mercado Mexicano de Derivados, S.A. de C.V., or MexDer).  Our principal derivative instruments include foreign exchange forwards, cross-currency swaps and interest rate swaps.  We also use derivatives in non-trading activity in order to manage the interest rate risk arising from asset and liability management activity.

Market Risk Management Policies

Our Market Risk Management Department within the Comprehensive Risk Management Unit is responsible for recommending the market risk management policies to be implemented by us, by establishing the parameters for measuring risks and delivering reports, analyses and evaluations to senior management, to our Comprehensive Risk Management Committee and to the Board of Directors.

The measurement of market risk quantifies the potential change in the value of our positions as a result of changes in market risk factors.

Depending on the types of activities performed by the business units, debt securities and share certificates are recorded as trading securities, securities available for sale and/or securities held to maturity.  In particular, what underlies and identifies securities available for sale is their permanent status, and they are handled as a structural part of the consolidated balance sheets.  We have established guidelines that must be applied to securities available for sale, as well as controls to seek to ensure compliance.

When significant risks are identified, they are measured and assigned limits with the aim of ensuring adequate control.  The risk is measured from a comprehensive perspective through a combination of the methodology applied to trading portfolios and the methodology applied to the management of assets and liabilities.

Trading Portfolios

To measure risks using a comprehensive approach, we follow the Value at Risk, or VaR, method, which is defined as the statistical estimate of the potential loss of value of a specific position in a specific period of time and with a specific level of confidence.  VaR is a universal measure of the exposure levels of the various risk portfolios.  It helps compare the risk levels among different instruments and markets by expressing the exposure level of each portfolio through a unique figure in economic units.

VaR is calculated using the historical simulation method, based on full valuation with 521 scenarios, a one-day horizon and a confidence level of 99%.

Furthermore, we perform monthly simulations of the losses or gains from the portfolios through revaluations under different scenarios (Stress Tests).  These simulations are generated in two ways:

•	By applying to the risk factors percentage changes observed in a given historical period that includes significant market turbulence.

•	By applying to the risk factors changes that depend on the volatility of each risk factor.

We perform backtesting every month to compare the daily losses and gains that would have occurred if the same positions had been maintained, considering only the change in value due to market movements, against the calculation of value at risk, which enables our models to be calibrated.  Although they are prepared monthly, these reports include tests for all of the days.

For further information about our methodologies, see note 50 to our audited financial statements.

The table below presents the VaR inherent in our portfolios as of December 31, 2010 and 2011:

	At December 31,
	2010			2011
	VaR (thousands of pesos)		Percentage of net capital (%)	VaR (thousands of pesos)		Percentage of net capital (%)
Trading desks	Ps.	156,866.85	0.22%	Ps.	103,172.75	0.12%
Market Making		79,122.98	0.11		48,904.61	0.05
Proprietary Trading		115,935.72	0.16		60,028.48	0.07
Risk factor
Interest Rate		157,076.40	0.22		114,876.29	0.13
Foreign Exchange		6,067.62	0.01		4,848.19	0.01
Equity		65,986.25	0.09		16,213.30	0.02

The average VaR (based on month-end amounts) in 2011 (unaudited) was:

	VaR (thousands of pesos)		Percentage of net capital (%)
Trading desks	Ps.	124,618.94	0.15%
Market Making		67,268.32	0.08
Proprietary Trading		89,390.22	0.11
Risk factor
Interest Rate		127,894.20	0.15
Foreign Exchange		19,433.50	0.02
Equity		42,814.14	0.05

The risk performance of our trading portfolio with regard to trading activity in financial markets during 2011, measured by daily VaR in thousands of pesos, is shown in the following graph.

The above graph shows that daily VaR generally decreased from February until the end of the third quarter, when our VaR limit of approximately Ps.350 million was exceeded for two days on September 22 and September 23, 2011, due to the sharp and sustained increase in volatility in Europe and Asia related to concerns the global economy was slipping into another recession along with uncertainty about the central banks having the tools available to prevent it.  After that, the VaR decreased and remained stable for the rest of the year.

In January 2012, we reduced our VaR limit to approximately Ps.280 million (U.S.$20 million).  We determined the new VaR limit by taking into consideration the following factors: (i) the historical VaR consumption levels observed during 2011, (ii) our business strategy for 2012; (iii) our estimated results for 2012; and (iv) the ratio between profit and loss against VaR during 2011.

Stress Tests

Below we present the different stress test scenarios based on different hypotheticals calculated for Banco Santander Mexico’s trading book.  This information is presented in accordance with Mexican Banking GAAP, which is what our management uses for the purpose of conducting these stress tests.

Probable Scenario

This scenario was defined based on movements derived from a standard deviation, with respect to risk factors that have an influence on the valuation of financial instruments included in Banco Santander Mexico’s trading book for each period.  In summary, the movements applied to each risk factor were as follows:

•	Interest rate (“IR”), volatility (“Vol”) and Exchange rate (“FX”) risk factors were increased by 1 standard deviation.

•	Equity risk factors (“EQ”) were decreased by 1 standard deviation.

The following table displays the possible gains (losses) for Banco Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, according to this stress scenario:

	Mexican Banking GAAP
	As of March 31		As of June 30		As of September 30		As of December 31
	(millions of pesos)
2012	Ps.	(84)	Ps.	(92)
2011		(145)		(122)	Ps.	(94)	Ps.	(90)
2010		(154)		(22)		(179)		(217)
2009		8		(194)		(142)		(173)

Possible Scenario

Under this scenario, risk factors were modified by 25%.  In summary, the movements applied to each risk factor were as follows:

•	Risk factors: IR, Vol and FX were multiplied by 1.25 (they were increased in 25%).

•	Risk factors EQ were multiplied by 0.75 (they were decreased in 25%).

The following table shows the possible profits (losses) for Banco Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, under this stress scenario:

	Mexican Banking GAAP
	As of March 31		As of June 30		As of September 30		As of December 31
	(millions of pesos)
2012	Ps.	(1,362)	Ps.	(811)
2011		(1,268)		(1,618)	Ps.	(1,122)	Ps.	(1,112)
2010		(645)		(141)		(2,501)		(1,033)
2009		(2,641)		(2,252)		(382)		(1,340)

Remote Scenario

Under this scenario, risk factors were modified by 50%.  In summary, the modifications applied to each risk factor were as follows:

•	Risk factors IR, Vol and FX were multiplied by 1.50 (i.e., they were increased by 50%).

•	Risk factors EQ were multiplied by 0.5 (i.e., they were decreased by 50%).

The following table shows the possible profits (losses) for Banco Santander Mexico’s trading book at the end of each quarter in the years presented, in millions of pesos, pursuant to this stress scenario:

	Mexican Banking GAAP
	As of March 31		As of June 30		As of September 30		As of December 31
	(millions of pesos)
2012	Ps.	(2,830)	Ps.	(1,530)
2011		(2,855)		(3,441)	Ps.	(1,516)	Ps.	(2,039)
2010		(140)		782		(3,659)		(933)
2009		(1,806)		(1,638)		(530)		(1,764)

Assets and Liabilities Management (Banking Books)

Our retail banking activities generate significant balance sheet amounts.  Our Assets and Liabilities Committee, (Comité de Activos y Pasivos, or ALCO), is responsible for determining guidelines for managing risk with respect to financial margin, net worth and long-term liquidity, which must be monitored in the different retail portfolios.  The ALCO reports to our senior management.  Under this approach, our finance senior management is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the commercial balance sheet.

The ALCO adopts investment strategies and hedges to keep these sensitivities within the target range and is responsible for the management of interest rate risk, long-term liquidity risk and capital structure.  As of the date of this prospectus, the foreign exchange risk in our banking books is not material and we intend to maintain the foreign exchange risk in the banking books at an immaterial level.  Interest rate risk is the possibility of suffering losses as a consequence of the impact on the asset and liability structure from fluctuations in market interest rates.  When quantified, interest rate risk is our exposure to movements in the interest rate curves.

As part of corporate activities, we analyze the interest rate sensitivity of the financial margin, or NIM, and market value of equity, or MVE, of the different balance sheet headings against interest rate variations.  This sensitivity derives from the maturity and interest rate re-pricing gaps for every asset and liability.  The analysis is based on the classification of each balance line sensitive to interest rates over time, as a function of their amortization dates, maturity or contractual modification of the applicable interest rate.

The MVE is the net present value of the projected future flows of the financial assets and liabilities in the banking book.  We monitor the exposure of MVE to changes in interest rates by measuring the 1% MVE sensitivity, which is an estimate of the impact on MVE from a parallel movement of 100 basis points in market interest rates.

The NIM is the difference between the return on assets and the financial cost of financial liabilities in the banking book in a period. We monitor the exposure of NIM to changes in interest rates by measuring the 1% NIM sensitivity, which is an estimate of the impact on NIM, in a one-year time frame, from a parallel movement of 100 basis points in market interest rates. The impact on NIM from changes in interest rates is reflected in profit and loss accounts and balance sheet quality.

The 1% NIM sensitivity and 1% MVE sensitivity measures are complementary: while 1% MVE sensitivity measure estimates the exposure of our assets and liabilities to fixed rates, the 1% NIM sensitivity measure estimates the exposure of the assets and liabilities to variable rates. As a result, if a financial instrument has a high 1% MVE sensitivity, it would have a low 1% NIM sensitivity, and if a financial instrument has a low 1% MVE sensitivity, it would have a high 1% NIM sensitivity.

We use a sensitivity analysis to measure the interest rate risk of local and foreign currency (not included in the trading portfolios).  We perform a simulation of scenarios, which are calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 basis points in all its segments) and their value in the base scenario (current market).  We have also established limits in regard to the maximum loss which these interest rate movements could impose on the capital (Ps.3,180 million in local currency and U.S.$20 million in foreign currency) and net financial income (Ps.900 million in local currency and U.S.$15 million in foreign currency) in one year.

Our Comprehensive Risk Management Committee approves the 1% NIM and MVE sensitivity limits on an annual basis.  These limits are consistent with our risk policies and with our financial planning.  MVE and NIM limit consumption represents the amount of interest rate risk present in the banking books at any given time relative to the abovementioned sensitivity limits.

Although the limit consumption metrics are complementary, they are not directly correlated.  A change in interest rates has opposite directional impacts on market consumption levels of these metrics, but the amount of the impact may differ.  For this reason the consumption of limits could be similar.  Although having similar limit consumption on both measures does not necessarily imply that interest rate risk management is optimized or balanced, setting limits on both sensitivities does help ensure that management does not create interest rate exposure which could compromise the MVE or NIM.

The following chart shows our NIM and MVE limit consumption for 2009 and 2010 year-end as well as for each month in 2011 and the first six months of 2012.

At the beginning of 2011, the Bank’s mortgage loans portfolio consisted mainly of floating-rate loans, which led to higher NIM limit consumption.  The incorporation of the GE Capital residential mortgage loan portfolio in April 2011 added a significant amount of mostly long-term and fixed-rate loans to the Bank’s portfolio, which served to increase MVE limit consumption.  The NIM and MVE consumption levels have been at much more similar levels since July 2011 because the MVE limit was adjusted to calibrate the interest rate methodology so that consumption levels at that time were similar, although not necessarily equal.  Subsequent to that change, the relative consumption levels of the NIM and MVE limits have been similar within a range, but we do not require them to be similar as a matter of policy.

Due to the acquisition of GE Capital residential mortgage portfolio, which has long-term instruments with high MVE sensitivity, we undertook a review of our interest rate risk sensitivity methodology.  As a result of this review, we began using compound interest rates instead of linear interest rates in our sensitivity analysis in order to make the measurement consistent with the management of the Bank and the way the market usually operates.  A compound interest rate allows us to estimate long-term MVE sensitivity more accurately.  As expected given the nature of compounding, the change to a compound interest rate curve was immaterial for short-term loans (those with a maturity of less than one year), but led to significant increases in sensitivity for long-term loans (those with a maturity of more than one year).  Given that the 1% NIM sensitivity measure only tracks changes in flows over a one-year period, the methodological change only had a small impact. On the contrary, the 1% MVE sensitivity, which measures impacts over the lives of the instruments in the banking book, was more significantly impacted by the change.

Methodological changes in the calculation of 1% MVE sensitivity and 1% NIM sensitivity require a series of internal and external approvals.  Our Board of Directors established the Comprehensive Risk Management Committee in order to comply with CNBV guidelines regarding the comprehensive management of risk for credit institutions.

Our internal risk units propose risk methodology and risk model changes to our Comprehensive Risk Management Committee.  The Comprehensive Risk Management Committee is responsible for approving, among others, (i) methodologies to identify, measure, monitor, limit, control, inform and disclose the different types of risks to which we are exposed; (ii) models, parameters and scenarios used to measure and control risks and (iii) new transactions and services that involve risks. This Committee holds monthly meetings and monitors that transactions are in line with the objectives, policies and procedures approved by the CNBV’s guidelines.

On an annual basis, the CNBV and Mexican Central Bank carry out an inspection visit to verify that we have complied with prudential rules established by CNBV regarding the comprehensive management of risk for credit institutions.  The agenda of the inspection visit includes a review of the functions of the Comprehensive Risk Management Committee.   Risk methodology and risk model validations and approvals are also reviewed as part of this inspection.

Liquidity Gap

The following table shows the liquidity gap of our assets and liabilities of different maturities as of June 30, 2012.

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		> 5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	162,636	Ps.	128,148	Ps.	315	Ps.	3	Ps.	10	Ps.	37	Ps.	34	Ps.	61	Ps.	34,030
Loans		418,821		56,345		32,721		29,514		49,657		120,627		44,906		92,648		(7,597)
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		1,354		—		—		—		—		—		—		—		1,354
Securities		263,296		238,248		6		—		—		5,365		—		—		19,678
Permanent		(1,932)		—		—		—		—		—		—		—		(1,932)
Other Balance Sheet Assets		202,937		—		—		—		—		—		—		—		202,937
Total Balance Sheet Assets		1,047,111		422,740		33,041		29,517		49,667		126,029		44,940		92,709		248,468
Money Market		(285,307)		(259,297)		(2,362)		(1,438)		(4,781)		—		—		—		(17,429)
Deposits		(321,794)		(148,602)		(3,655)		(403)		(7,362)		(160,796)		—		—		(976)
Trade Finance		(1,721)		—		—		—		—		—		—		—		(1,721)
Intragroup		—		—		—		—		—		—		—		—		—
Long-Term Funding		(39,772)		(4,925)		(3,468)		(316)		(10,452)		(8,171)		(4,739)		(2,312)		(5,389)
Equity		(115,121)		—		—		—		—		—		—		—		(115,121)
Other Balance Sheet Liabilities		(215,558)		—		—		—		—		—		—		—		(215,558)
Total Balance Sheet Liabilities		(979,273)		(412,825)		(9,484)		(2,158)		(22,595)		(168,966)		(4,739)		(2,312)		(356,193)
Total Balance Sheet Gap		67,838		9,915		23,557		27,359		27,071		(42,938)		40,201		90,397		(107,725)
Total Off-Balance Sheet Gap		(18,502)		(2,539)		(2,670)		(424)		(2,234)		(7,581)		(833)		(2,211)		—
Total Structural Gap	Ps.	49,336	Ps.	7,367	Ps.	20,887	Ps.	26,935	Ps.	24,838	Ps.	(50,518)	Ps.	39,368	Ps.	88,185	Ps.	(107,725)
Accumulated Gap				7,367		28,254		55,189		80,026		29,508		68,876		157,061		49,336

The following table shows the liquidity gap of our assets and liabilities of different maturities as of December 31, 2011.

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		> 5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	132,310	Ps.	111,801	Ps.	251	Ps.	3	Ps.	10	Ps.	39	Ps.	36	Ps.	72	Ps.	20,099
Loans		390,019		50,724		29,464		30,906		41,673		108,848		43,628		92,889		(8,113)
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		66,817		2,208		1,323		783		36,197		5,107		2,606		18,449		144
Securities		236,121		214,684		324		2		—		5,252		—		—		15,859
Permanent		624		—		—		—		—		—		—		—		624
Other Balance Sheet Assets		140,984		—		—		—		—		—		—		—		140,984
Total Balance Sheet Assets		966,876		379,417		31,362		31,694		77,880		119,246		46,270		111,411		169,596
Money Market		(205,158)		(197,071)		(251)		—		—		—		—		—		(7,837)
Deposits		(320,032)		(94,694)		—		—		(6,884)		(217,803)		—		—		(651)
Trade Finance		(1,387)		—		—		—		—		—		—		—		(1,387)
Intragroup		(66,673)		(2,208)		(1,323)		(783)		(36,197)		(5,107)		(2,606)		(18,449)		(1)
Long-Term Funding		(29,471)		(1,235)		(244)		(222)		(549)		(19,884)		(4,948)		(2,389)		—
Equity		(106,370)		—		—		—		—		—		—		—		(106,370)
Other Balance Sheet Liabilities		(155,130)		—		—		—		—		—		—		—		(155,130)
Total Balance Sheet Liabilities		(884,221)		(295,207)		(1,818)		(1,005)		(43,630)		(242,794)		(7,554)		(20,839)		(271,374)
Total Balance Sheet Gap		82,655		84,210		29,544		30,689		34,249		(123,548)		38,716		90,572		(101,778)
Total Off-Balance Sheet Gap		(14,415)		(4,806)		(1,662)		(386)		(2,200)		(5,428)		773		(430)		(277)
Total Structural Gap	Ps.	68,240	Ps.	79,404	Ps.	27,882	Ps.	30,303	Ps.	32,049	Ps.	(128,976)	Ps.	39,490	Ps.	90,142	Ps.	(102,055)
Accumulated Gap		—		79,404		107,286		137,590		169,639		40,664		80,153		170,295		68,240

Interest Rate Risk Profile

 The table below shows the distribution of interest rate risk by maturity as of June 30, 2012.

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		> 5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	162,659	Ps.	44,306	Ps.	315	Ps.	1	Ps.	8	Ps.	31	Ps.	30	Ps.	57	Ps.	117,912
Loans		386,860		230,579		11,891		10,524		15,609		43,970		21,549		62,892		(10,154)
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		1,354		—		—		—		—		—		—		—		1,354
Securities		288,699		20,313		8,688		763		5,351		12,996		6,127		6,277		228,184
Permanent		(1,933)		—		—		—		—		—		—		—		(1,933)
Other Balance Sheet Assets		202,991		—		—		—		—		—		—		—		202,991
Total Balance Sheet Assets		1,040,631		295,198		20,895		11,288		20,968		56,997		27,706		69,226		538,354
Money Market		(285,315)		(28,791)		(4,024)		(2,022)		—		—		—		—		(250,477)
Deposits		(321,880)		(177,557)		(8,089)		(935)		(7,437)		(126,787)		—		—		(1,074)
Trade Finance		(1,722)		—		—		—		—		—		—		—		(1,722)
Intragroup		—		—		—		—		—		—		—		—		—
Long-Term Funding		(37,596)		(26,800)		(77)		—		(77)		(306)		(306)		(2,313)		(7,718)
Equity		(115,152)		—		—		—		—		—		—		—		(115,152)
Other Balance Sheet Liabilities		(215,616)		—		—		—		—		—		—		—		(215,616)
Total Balance Sheet Liabilities		(977,280)		(233,149)		(12,189)		(2,958)		(7,514)		(127,093)		(306)		(2,313)		(591,758)
Total Balance Sheet Gap		63,351		62,049		8,705		8,330		13,454		(70,096)		27,400		66,913		(53,404)
Total Off-Balance Sheet Gap		(20,530)		(15,885)		(621)		22		2,230		(615)		(659)		(5,001)		—
Total Structural Gap	Ps.	42,820	Ps.	46,164	Ps.	8,084	Ps.	8,352	Ps.	15,684	Ps.	(70,712)	Ps.	26,740	Ps.	61,912	Ps.	(53,404)
Accumulated Gap				46,164		54,248		62,600		78,284		7,572		34,312		96,225		42,820

The table below shows the distribution of interest rate risk by maturity as of December 31, 2011.

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		> 5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	132,290	Ps.	34,815	Ps.	251	Ps.	1	Ps.	8	Ps.	32	Ps.	31	Ps.	67	Ps.	97,085
Loans		355,838		215,837		8,768		11,978		14,202		38,854		20,108		56,612		(10,521
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		65,574		36,979		986		437		865		5,107		2,606		18,450		144
Securities		135,411		19,821		8,690		8,031		972		17,549		6,931		6,393		67,024
Permanent		624		—		—		—		—		—		—		—		624
Other Balance Sheet Assets		140,984		—		—		—		—		—		—		—		140,984
Total Balance Sheet Assets		830,721		307,452		18,695		20,447		16,047		61,542		29,676		81,522		295,340
Money Market		(205,158)		(22,825)		(251)		—		—		—		—		—		(182,082)
Deposits		(320,348)		(182,273)		(11,856)		(1,428)		(6,940)		(110,683)		—		—		(7,168)
Trade Finance		(1,387)		—		—		—		—		—		—		—		(1,387)
Intragroup		(65,431)		(36,979)		(986)		(437)		(865)		(5,107)		(2,606)		(18,450)		(1)
Long-Term Funding		(26,839)		(22,617)		(77)		—		(77)		(307)		(306)		(2,389)		(1,066)
Equity		(106,370)		—		—		—		—		—		—		—		(106,370)
Other Balance Sheet Liabilities		(155,133)		—		—		—		—		—		—		—		(155,133)
Total Balance Sheet Liabilities		(880,666)		(264,694)		(13,170)		(1,865)		(7,882)		(116,097)		(2,912)		(20,839)		(453,207)
Total Balance Sheet Gap		(49,945)		42,758		5,525		18,582		8,165		(54,555)		26,764		60,683		(157,867)

Total Off-Balance Sheet Gap		(28,245)		(20,450)		(330)		(2,642)		711		180		(515)		(4,922)		(277)

Total Structural Gap	Ps.	(78,190)	Ps.	22,308	Ps.	5,195	Ps.	15,940	Ps.	8,876	Ps.	(54,375)	Ps.	26,249	Ps.	55,761	Ps.	(158,144)
Accumulated Gap				22,308		27,503		43,443		52,319		(2,056)		24,193		79,954		(78,190)

Market Risk Limits

Our Comprehensive Risk Management Committee establishes market risk limits annually to accommodate senior management’s appetite for risk and to comply with the desired risk/return ratio (on a consolidated basis, for each business unit and for each type of risk).  The business units  must request any subsequent limit modification from our Comprehensive Risk Management Committee through the Comprehensive Risk Management Unit.  This level includes trading and investment portfolio activities, balance sheet management and strategic positions (classified in accordance with business intentions).

Our market risk limits are based on each of our portfolios and books.  The limits structure is applied to control exposure and establish the total risk applicable to the business units.

We establish market risk limits for:

Trading Books:            VaR
Loss Trigger
Stop Loss
Interest Rate equivalent amount
Equity Delta
Fx Open positions

Banking Books:           Interest Rate Sensitivity                  Net Interest Margin    (NIM)
Market Value of Equity    (MVE)

For further information about the market risk limits established for our trading and banking books, see note 50 to our audited financial statements.

Liquidity Risk

Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable market prices, and it is important to our ability to carry out our business plans with stable financing sources.  Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of expirations.

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.  We manage expirations of assets and liabilities, performing oversight of maximum profiles for time lags.  This oversight is based on analyses of asset and liability expirations, both contractual and related to management.  Liquidity risk is limited in terms of a liquidity level accrual over a one-month period and an established liquidity coefficient.  This liquidity coefficient is calculated by dividing the amount of liquid assets (calculated at market value) by the sum of the amount of due liabilities and irrevocable committed contingencies.  We calculate two liquidity coefficients monthly, one for our peso-denominated positions and one for our foreign currency-denominated positions, which are translated into U.S. dollars for the purpose of the calculation. We seek to maintain the liquidity coefficient at greater than 10% for each of our Mexican peso-denominated positions and our U.S. dollar-denominated positions.  In the event that a liquidity coefficient is below 10%, ALCO is obligated to determine the actions necessary in order to reestablish the coefficient at a level greater than 10%.  The financial management division within our Corporate Activities segment is in charge of executing the actions recommended by ALCO.

Our liquidity risk, including our liquidity management framework and our current liquidity position, is fully described in note 50 to our audited financial statements.

Liquidity Coefficient

	2010	2011
Mexican peso Gap(1)	34.82%	41.90%
U.S. dollar Gap(1)(2)	16.46%	18.70%

(1)	Monthly average.

(2)	U.S. dollar and other foreign currencies are expressed and aggregated in U.S. dollars.

Credit Risk

General

Our Credit Committee is an internal management committee required by Mexican law that has powers to assist our Board of Directors in fulfilling its oversight responsibilities relating to:

•	Any emerging risks associated with our loan portfolio.

•	Investments in our portfolio.

•	Resolving issues with respect to any of our credit operations.

In addition to the responsibilities mentioned above, and others expressly delegated by our Board of Directors, our Credit Committee also performs the following functions and duties with full authority to act on behalf of our Board of Directors in these matters:

•	Review and approve any and all amendments or modifications to the requirements, conditions or other provisions relating to the Board of Director’s general authorization of our lending activities.

•	Review memoranda or other reports provided by our senior management concerning our loan portfolio and investment activities.

•	Periodically review and assess underwriting policies and guidelines.

•	Periodically review and assess surveillance and loss remediation policies and guidelines, including those relating to insured credits on the “Watch List.”

•	Periodically review, assess and recommend to our Board of Directors investment policies, criteria, guidelines and strategy for its approval.

•	Evaluate our performance on an annual basis and report the results of the evaluation to our Board of Directors.

The management of credit risk covers the identification, measurement, composition and valuation of aggregated risk and the determination of profitability adjusted to such risk, the purpose of which is to oversee the levels of risk concentration and adjust them to established limits and objectives.  We have implemented a policy of selective growth of credit risk and strict treatment of late payments and provisions.

As required under applicable provisions of the Mexican Banking Law (Ley de Instituciones de Crédito) and General Rules Applicable to Mexican Banks and pursuant to our internal policies, in connection with each loan (including mortgage and other consumer loans), we apply credit assessment and approval processes, undertaken by trained officers and, when applicable, committees that comprise experienced bankers.  Furthermore, we maintain systems and personnel that continuously monitor loans, that we believe permit us to react promptly if delinquent conditions are present.  Our credit and monitoring personnel is subject to periodic training.  Furthermore, although we believe our systems relating to maintaining and supervising loans are state-of-the-art, we periodically conduct benchmarkings against similar systems used by our affiliates.

We manage our credit risk differently for each of our customer segments throughout the three phases of the credit process: admission, follow-up and recovery, as explained below.

Admission

The loans that receive individual treatment (companies, financial institutions and entities) are identified and differentiated from those handled in standardized fashion (consumer and mortgage loans of private individuals and loans to businesses and micro-companies).

In the case of loans to which we apply individual treatment, we have a solvency classification or “rating” system that calculates the probability of nonperformance, which enables us to measure the risk associated with each customer from the start of the respective transaction.  The customer valuation obtained after analyzing the relevant risk factors in different areas is subsequently adjusted based on the specific characteristics of the transaction (such as guarantee or term).

Standardized risks, given their special characteristics (a large number of transactions involving relatively small amounts) require a different approach that ensures effective treatment and efficient allocation of resources, for which we use automatic decision-making tools, such as expert and credit scoring systems.

Follow-up

Business loans are subject to our “special oversight system” during the follow-up stage.  The special oversight system determines the policy to be followed in handling risk with companies or groups classified in such category.  There are four distinct special oversight situations or degrees, that in turn give rise to four different possible actions: to follow, to reduce, to get guarantees and to extinguish.  When a company and its loans are being evaluated, the risk analyst must decide whether to classify the company in any of these four categories and to begin special supervision until the relevant objective is accomplished (which means either the risk is reduced, the guarantees are obtained or the risk is extinguished).  The special oversight rating may be determined either by alert signals, systematic reviews or special initiatives promoted by the Risk Division or Internal Audit Areas.  Our Risk Division is divided into nine territories, each of which has a group of risk analysts that are responsible for the follow-up of their portfolios according to the policies described above.

Recovery

Risks that we classify as irregular based on noncompliance with the relevant payment schedule are assigned to our Recovery Units.  Our Recovery Units are fundamental to our management of irregular risks and are intended to minimize the final losses we incur.  These Recovery Units perform specialized risk management activities such as restructuring of loans, rescheduling payments or reaching a settlement agreement when the client is sued.  We have different risk management activities with respect to (i) business installment loans (principally commercial loans) , (ii) revolving SME credit, (iii) mortgages, and (iv) credit cards and consumer credit.

With respect to business installment loans, we do not have prequalified restructuring programs or schemes.  Instead, we negotiate with each debtor, review its capacity to make payments and the possibility of obtaining new guarantees, and seek partial upfront payments as a sign of commitment.  Based on this information, we decide whether the debtor qualifies for restructuring.  Our success rate with respect to restructured business installment loans is approximately 72%.  This percentage is calculated based on the peso amount of the loans.  The time period that this success rate covers is 12 months.  This percentage is based on the total amount of renegotiated loans at the time of renegotiation.  Restructured business installment loans refer mainly to our renegotiated commercial loans. See note 12(e) to our audited financial statements. With respect to revolving SME credit, restructuring consists in eliminating the revolving characteristic of the credit and transforming it into an installment loan.

We do not have any prequalified restructuring programs or schemes for mortgage loans that have been classified as irregular mainly due to the notarial and registration costs that such prequalified programs or schemes would entail.  However, we have two deferral programs for those debtors whose payment capacity has been diminished but not eliminated.  The first program consists of deferring a maximum of six payments until the date of the last natural payment of the original loan.  The second program consists of decreasing a maximum of 12 payments due by up to 50% and then deferring payment of these amounts until the date of the last natural payment of the original loan.  Under both of these deferral programs, the loans are booked as non-performing until a period of sustained payment is achieved.  Our recovery activities with respect to mortgage loans have resulted in average recoveries of approximately 70% of the principal amount due plus 90 days of accrued interest.

In relation to credit cards and consumer credits that have been classified as irregular based on noncompliance with the relevant payment schedule, we offer restructuring plans that allow us to adjust the payments of our clients to their capacity to make payments and to address their reasons for missing previous payments.  These adjustments include reducing the rate and/or extending the period of payment for up to 60 months.  The credit card and consumer credit loan portfolios are booked as non-performing until a period of sustained payment is achieved.  Restructuring plans offered to our credit card holders have a recovery rate between 45% and 50%.  Six months after restructuring, approximately 45% of consumer credits are current in terms of repayment.

Approximately 90% of our total renegotiated loans are performing at the time of renegotiation. The following table shows the average during the last 24 months (renegotiation vintages from January 2009 to December 2011) of the accumulated amount of both performing and non-performing loans that were transferred to non-performing or written off, as a percentage of the total amount of loans that was renegotiated at different points in time after the renegotiation:

NPLs and write-offs as a % of total renegotiated amount at indicated points in time	at 6 months	at 12 months	at 18 months
Consumer Loans
Performing at the time of the renegotiation	20%	40%	48%
Non-performing at the time of the renegotiation	43%	60%	68%
Total Consumer Loans	21%	40%	49%
Commercial Loans
Performing at the time of the renegotiation	14%	28%	31%
Non-performing at the time of the renegotiation	22%	34%	39%
Total Commercial Loans	15%	28%	31%

Based on the table above, the success rates for renegotiation vintages from January 2009 to December 2011 are as follows:

Success Rates	at 6 months	at 12 months	at 18 months
Consumer Loans
Performing at the time of the renegotiation	80%	60%	52%
Non-performing at the time of the renegotiation	57%	40%	32%
Total Consumer Loans	79%	60%	51%
Commercial Loans
Performing at the time of the renegotiation	86%	72%	69%
Non-performing at the time of the renegotiation	78%	66%	61%
Total Commercial Loans	85%	72%	69%

The success rates tend to decrease going forward because the non-performing loans increase and accumulate as time goes by after the restructuring. The success rate for mortgages is not presented because renegotiations of mortgage loans are immaterial.

The following table shows point-in-time estimates of the success rates segmented by type of renegotiation, using the 2010 vintage and 2011 vintage performance as of June 30, 2012, to illustrate the different trends in our success rates for loans renegotiated due to concerns about credit (including impaired loans) and loans renegotiated due to factors other than concerns about credit:

Millions of pesos	For the year ended 12/31/2010				For the year ended 12/31/2011
	Performing Loans		Impaired Loans	Total	Performing Loans		Impaired Loans	Total
	Renegotiated due to concerns about current or potential credit deterioration	Renegotiated due to other factors			Renegotiated due to concerns about current or potential credit deterioration	Renegotiated due to other factors
Commercial	653	-	1,101	1,754	13,444	15	148	13,607
Mortgages	18	-	-	18	11	-	4	15
Consumer	1,555	-	117	1,672	1,352	-	92	1,444
Total	2,226	-	1,217	3,443	14,807	15	243	15,066

NPLs and write offs	at June 30, 2012 (24 months*)				at June 30, 2012 (12 months**)
Commercial	30%	-	12%	19%	2%1	-	96%	3%3
Consumer	49%	-	93%	52%	31%	-	88%	35%
Total	43%	-	20%	35%	4%2	-	92%	6%4

Success Rate	at June 30, 2012 (24 months*)				at June 30, 2012 (12 months**)
Commercial	70%	-	88%	81%	98%	-	4%	97%
Consumer	51%	-	7%	48%	68%	-	12%	65%
Total	57%	-	80%	65%	96%	-	8%	94%
* From 18 to 30 months of performance at June 30, 2012 (24 months in average)
** From 6 to 18 months of performance at June 30, 2012 (12 months in average)
1 If we consider the two largest renegotiated loans in 2011, this rate would be 31% instead of 2%.
2 If we consider the two largest renegotiated loans in 2011, this rate would be 31% instead of 4%.
3 If we consider the two largest renegotiated loans in 2011, this rate would be 38% instead of 3%.
4 If we consider the two largest renegotiated loans in 2011, this rate would be 36% instead of 6%.

Success rates of renegotiated loans are taken into account in determining the probability of default of the total portfolio, which includes performing, non-performing and renegotiated loans. In accordance with IFRS provisioning methodology, the probability of default is calculated based on roll rates in the consumer and mortgage portfolios, and based on ratings in the commercial portfolio.  For consumer loans (including credit cards), restructured loans represent 4.3% of the portfolio as of June 30, 2012, and therefore the impact of success rates in the calculation of the probability of default for the portfolio is immaterial.  In the case of commercial loans, restructured loans represent only 2% of the portfolio. Therefore the impact of the success rate of restructured loans on the probability of default is also immaterial.

Renegotiated loans have decreased from 10% of the total consumer loans portfolio as of December 31, 2010, to 6% as of December 31, 2011 and 4.3% as of June 30, 2012.  Our probability of default estimates reflect the behavior of our customer mix, which includes renegotiated and non-renegotiated loans, as well as performing and non-performing loans. Therefore our provisions are estimated based on the probability of default of the total portfolio and not on the probability of default of any specific segment of the portfolio.

Counterparty Risk

We assume counterparty risk in our dealings with government, government agencies, financial institutions, corporations, companies and individuals in our treasury and correspondent banking activities. We manage counterparty risk through a special unit whose organizational structure is independent of our business units.

We use a Kondor Global Risk, or KGR, system to ascertain the line of credit available with any Corporate and Financial counterparty, in any product and for any term and Equivalent Credit Risk, or REC, to control counterparty lines. REC is a measure that estimates the potential loss if the counterparty ceases payment. Because equivalent credit risk takes into account coefficients by product for the measurement of the potential risk and considers the current exposure with respect to each counterparty, the REC varies depending on the type of product and the effective term of the transactions.

Furthermore, the REC incorporates the Potential Credit Exposure or Additional Potential Risk, or RPA, which represents the possible evolution of the current credit exposure up to expiration, based on the characteristics of the transaction and possible variations in market factors. Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with which we have current positions for financial instruments with counterparty credit risk. The REC is mitigated by the existence of netting agreements and, in certain cases, with collateral agreements or revaluation agreements with the counterparties.

Another element of credit risk is settlement risk, which arises in any transaction at its expiration date, given the possibility that the counterparty will not comply with its obligations to pay us, once we have satisfied our obligations by issuing our respective payment instructions.

To control these risks, our Financial Risk Senior Management, comprised of the Counterparty and Market Credit Risk Area, supervises on a daily basis our compliance with the counterparty risk limits.  These limits are established by counterparty, product and tenor.  The Credit Risk Admission Area for Global Wholesale Banking approves these counterparty risk limits.  Our Financial Risk Senior Management is also responsible for communicating the limits, consumptions and any excesses incurred on a daily basis.  Furthermore, our Financial Risk Senior Management reports monthly to our Comprehensive Risk Management Committee the limits for Counterparty Risk Lines and the limits for Issuer Risk Lines, current consumptions and any excesses or transactions with unauthorized customers.  It also reports the calculation of the expected loss for current operations in financial markets at the close of each month and presents different stress scenarios of the expected loss.

Counterparty Risk Lines refer to the maximum equivalent credit risk amount and the maximum permitted term for derivatives, repos, money market, foreign exchange spot or any other trading transactions.  Such risk lines are  approved by the Credit Committee and are established for the following sectors: Mexican Sovereign Risk and Local Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporate Head Offices, Corporate Banking-SGC, Institutional Banking, Large Companies Unit and Project Finance.  Issuer Risk Lines refer to the minimum amount permitted for the purchase of fixed income securities and, in addition, regulate the maximum holding period permitted for each issuer.

The equivalent credit risk of the Counterparty Risk Lines and Issuer Risk Lines of the Bank as of December 31, 2011 is concentrated as follows: 92.14% in the segment of Sovereign Risk, Development Banking and Financial Institutions, 7.48% in the Corporate sector and 0.38% in the Companies sector.  The average quarterly REC of the Counterparty Risk and Issuer Risk lines of the Bank for the fourth quarter of 2011 was U.S.$19,107.43 million (unaudited) REC in the segment of Sovereign Risk, Development Banking and Financial Institutions, U.S.$1,591.61 million (unaudited) REC in the Corporate sector and U.S.$78.69 million (unaudited) REC in the Companies sector.  The Expected Loss of the Bank as of December 31, 2011 is concentrated as follows: 14.66% in the segment Sovereign Risk, Development Banking and Financial Institutions, 80.95% in the Corporate sector, and 4.39% in the Companies sector.

Operational Risk

Operational risk is defined as the risk of loss due to inadequate or failed internal processes, personnel or internal systems or due to external events.  This definition includes legal risk but excludes reputational risk and strategic risk.

We have an operational and technological risk management unit that is responsible for coordinating the implementation of policies and procedures according to the corporate model defined in Spain.  This unit also submits proposals to our Comprehensive Risk Management Committee for its approval of the methodologies, models and parameters to identify, measure, limit, report and disclose the operational risk to which we are exposed.  Our operational risk unit reports directly to the operations head in Mexico and to the corporate operational risk manager in Spain.

Our Corporate Operational Risk Management Model is based on qualitative and quantitative tools for managing operational risk.  Among the qualitative tools are the risk and controls matrix, risk map and self-assessment questionnaire, while quantitative tools include tolerance levels, indicators, an error database and a system for data collection.

Anti-Money Laundering

Our Communications and Operations Control Committee approves, modifies and ensures the compliance of internal guidelines regarding the prevention, detection and disclosure of money-laundering operations.  In particular, the committee:

•
establishes and amends our internal policies to prevent and detect acts or transactions that may be of illicit origin and may fall within the threshold of Article 400 bis of the Mexican Federal Criminal Code (Código Penal Federal) and rules thereunder;

•	oversees our compliance with our applicable policies;

•	evaluates the effectiveness of our policies based on the results observed and determines the necessary remedial measures;

•	decides on certain transactions that may fall within the category of unusual transactions and determines if we should notify the public authorities; and

•	approves training policies for personnel and provides information to detect these transactions and ensure the enforcement of the prevention policies.

The Communications and Operations Control Committee (Comité de Comunicación y Control) reports to the Compliance Committee and Audit Committee.  Its primary purpose is to monitor the operations of our prevention system and, in particular, to decide when to communicate suspicious transactions to the authorities.  In addition, this committee reviews and approves the regulations and procedures relating to prevention, annual office review projects or plans, annual training programs, analyses of operations and the list of clients subject to special authorizations and monitoring.

In general, this committee includes the individuals who are primarily responsible within each area that is directly involved in prevention: Commercial, Human Resources, Training, Media, Systems, Global Wholesale Banking, International Business, Legal Affairs and Internal Audit.  This committee is chaired, as appropriate, by our General Manager, Legal Officer or Compliance Officer.

Legal Risk

Legal risk is defined as the potential loss from noncompliance with applicable legal and administrative provisions, the issuance of adverse administrative and court rulings and the application of penalties in relation to our transactions.

The following activities are performed in compliance with our Comprehensive Risk Management guidelines:

•	establishment of policies and procedures to analyze legal validity and ensure the proper instrumentation of the legal acts performed;

•	estimation of the amount of potential losses derived from unfavorable legal or administrative rulings and the possible application of penalties;

•	analysis of legal acts governed by foreign legal systems;

•	publication among managerial personnel and employees of legal and administrative provisions applicable to transactions;

•	performance, at least annually, of internal legal audits; and

•
maintenance of a historical database relating to judicial and administrative decisions, and their causes and costs, ensuring that those judicial and administrative decisions that result in a loss are registered systematically along with their different types of loss and costs, in accordance with accounting records, and properly identified with the line or business unit of origin.

Technological Risk

Technological risk is defined as the potential loss from damages, interruption, alteration or failures derived from the use of or dependence on hardware, software, systems, applications, networks and any other information technology services provided to our customers.

We have developed a model in accordance with the corporate model created by Banco Santander Spain to deal with technological risk.  This model is currently integrated into the service and support processes of our corporate technology locations in order to identify, oversee, control and report on the technology risks to which our operations are exposed.  This model is intended to prioritize the establishment of control measures that will reduce the probability of risks materializing.

SELECTED STATISTICAL INFORMATION

The following information for Grupo Financiero Santander Mexico is included for analytical purposes and is derived from, and should be read in conjunction with, the audited financial statements contained elsewhere herein as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Average balance sheet data has been calculated based upon the average of the sum of the month-end balances for each month in the applicable period.  Average income statement and balance sheet data and other related statistical information have been prepared on a consolidated basis.  We believe that the average data set forth herein accurately reflect in all material aspects our financial condition and results of operations at the date and for the periods specified.

The selected statistical information set forth below includes information at and for the years ended December 31, 2007, 2008 and 2009 derived from financial statements prepared in accordance with Mexican Banking GAAP.  See “Presentation of Financial and Other Information.”  Because of the material differences in criteria and presentation between Mexican Banking GAAP and IFRS, such information is not comparable with the selected statistical data as of and for the years ended December 31, 2010 and 2011.

Average Balance Sheet and Interest Rates

The following tables show our average balances and interest rates for each of the periods presented.  With respect to the tables below and the tables under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread,” we have stated average balances on a gross basis, before netting our impairment losses, except for the total average asset figures, which include such netting and all average data have been calculated using daily averages.

Average Balance Sheets, Income from Interest-Earning Assets and Interest on Interest-Bearing Liabilities

	IFRS for the six months ended June 30,
	2011					2012
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank
Pesos	Ps.	31,806	Ps.	723	4.55%	Ps.	31,545	Ps.	717	4.55%
Total	Ps.	31,806	Ps.	723	4.55%	Ps.	31,545	Ps.	717	4.55%
Loans and advances to credit institutions
Pesos	Ps.	20,204	Ps.	434	4.30%	Ps.	58,150	Ps.	1,293	4.45%
Foreign currency(1)		11,171		11	0.20		18,966		16	0.17
Total	Ps.	31,375	Ps.	445	2.84%	Ps.	77,116	Ps.	1,309	3.39%
Loans and advances to customers — excluding credit cards
Pesos	Ps.	204,950	Ps.	10,460	10.21%	Ps.	245,248	Ps.	13,446	10.97%
Foreign currency(1)		35,613		507	2.85		47,640		813	3.41
Total	Ps.	240,563	Ps.	10,967	9.12%	Ps.	292,888	Ps.	14,259	9.74%
Loans and advances to customers — credit cards
Pesos	Ps.	24,295	Ps.	3,149	25.92%	Ps.	30,425	Ps.	3,802	24.99%
Total	Ps.	24,295	Ps.	3,149	25.92%	Ps.	30,425	Ps.	3,802	24.99%
Debt instruments
Pesos	Ps.	185,367	Ps.	5,396	5.82%	Ps.	240,273	Ps.	6,476	5.39%
Foreign currency(1)		2,874		84	5.85		2,537		22	1.73
Total	Ps.	188,241	Ps.	5,480	5.82%	Ps.	242,810	Ps.	6,498	5.35%
Income from hedging operations
Pesos			Ps.	615				Ps.	728
Foreign currency(1)				0					0
Total			Ps.	615				Ps.	728
Other interest-earning assets
Pesos			Ps.	91				Ps.	70
Foreign currency(1)				7					9
Total			Ps.	98				Ps.	79
Total interest-earning assets
Pesos	Ps.	466,622	Ps.	20,868	8.94%	Ps.	605,641	Ps.	26,532	8.76%
Foreign currency(1)		49,658		609	2.45		69,143		860	2.49
Total	Ps.	516,280	Ps.	21,477	8.32%	Ps.	674,784	Ps.	27,392	8.12%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the six months ended June 30,
	2011					2012
	Average balance			Interest	Average nominal rate	Average balance			Interest	Average nominal rate
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank and loans and advances to credit institutions
Pesos	Ps.	10,550				Ps.	10,834
Foreign currency(1)		829					855
Total	Ps.	11,379				Ps.	11,689
Impairment losses
Pesos	Ps.	(11,064)				Ps.	(12,214)
Foreign currency(1)		(285)					(368)
Total		(11,349)				Ps.	(12,582)
Tangible assets
Pesos	Ps.	6,890				Ps.	7,243
Total	Ps.	6,890				Ps.	7,243
Intangible assets
Pesos	Ps.	1,826				Ps.	1,908
Total	Ps.	1,826				Ps.	1,908
Other non interest-earning assets
Pesos	Ps.	88,089				Ps.	96,888
Foreign currency(1)		46					57
Total	Ps.	88,135				Ps.	96,945
Total non interest-earning assets
Pesos	Ps.	96,291				Ps.	104,659
Foreign currency(1)		590					544
Total	Ps.	96,881				Ps.	105,203
Total average assets
Pesos	Ps.	562,913	Ps.	20,868	7.41%	Ps.	710,300	Ps.	26,532	7.47%
Foreign currency(1)		50,248		609	2.42		69,687		860	2.47
Total	Ps.	613,161	Ps.	21,477	7.01%	Ps.	779,987	Ps.	27,392	7.02%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the six months ended June 30,
	2011					2012
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	71,305	Ps.	1,614	4.53%	Ps.	100,828	Ps.	2,267	4.50%
Foreign currency(1)		12,724		53	0.83		12,231		59	0.96
Total	Ps.	84,029	Ps.	1,667	3.97%	Ps.	113,059	Ps.	2,326	4.11%
Customer deposits — Demand accounts
Pesos	Ps.	72,715	Ps.	641	1.76%	Ps.	82,559	Ps.	1,044	2.53%
Foreign currency(1)		16,038		3	0.04		16,797		3	0.04
Total	Ps.	88,753	Ps.	644	1.45%	Ps.	99,356	Ps.	1,047	2.11%
Customer deposits — Saving accounts
Pesos	Ps.	24				Ps.	24
Total	Ps.	24				Ps.	24
Customer deposits — Time deposits
Pesos	Ps.	101,382	Ps.	2,209	4.36%	Ps.	124,044	Ps.	2,704	4.36%
Foreign currency(1)		10,592		15	0.28		8,254		12	0.29
Total	Ps.	111,974	Ps.	2,224	3.97%	Ps.	132,298	Ps.	2,716	4.11%
Customer deposits — Reverse repurchase agreements
Pesos	Ps.	83,311	Ps.	1,878	4.51%	Ps.	114,793	Ps.	2,562	4.46%
Total	Ps.	83,311	Ps.	1,878	4.51%	Ps.	114,793	Ps.	2,562	4.46%
Subordinated debentures
Foreign currency(1)	Ps.	0	Ps.	0		Ps.	0	Ps.	0
Total	Ps.	0	Ps.	0		Ps.	0	Ps.	0
Marketable debt securities and other financial liabilities
Pesos	Ps.	28,986	Ps.	717	4.95%	Ps.	25,414	Ps.	683	5.37%
Foreign currency(1)		193		4	4.15		138		2	2.90
Total	Ps.	29,179	Ps.	721	4.94%	Ps.	25,552	Ps.	685	5.36%
Other liabilities
Pesos	Ps.	39,913	Ps.	899	4.50%	Ps.	65,299	Ps.	1,393	4.27%
Foreign currency(1)		412		0	—		0		0	—
Total	Ps.	40,325	Ps.	899	4.46%	Ps.	65,299	Ps.	1,393	4.27%
Other interest-expenses
Pesos			Ps.	178				Ps.	200
Total				178					200
Total interest-bearing liabilities
Pesos	Ps.	397,636	Ps.	8,136	4.09%	Ps.	512,961	Ps.	10,853	4.23%
Foreign currency(1)		39,959		75	0.38		37,420		76	0.41
Total	Ps.	437,595	Ps.	8,211	3.75%	Ps.	550,381	Ps.	10,929	3.97%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the six months ended June 30,
	2011					2012
	Average balance			Interest	Average nominal rate	Average balance			Interest	Average nominal rate
	(Millions of pesos, except percentages)
Customer deposits — Demand deposits
Pesos	Ps.	38,519				Ps.	58,860
Foreign currency(1)		9					6
Total	Ps.	38,528				Ps.	58,866
Other liabilities
Pesos	Ps.	39,874				Ps.	44,120
Foreign currency(1)		9,406					32,111
Total	Ps.	49,280				Ps.	76,231
Shareholder´s equity
Pesos	Ps.	87,758				Ps.	94,509
Total	Ps.	87,758				Ps.	94,509
Total non interest-bearing liabilities and shareholder’s equity
Pesos	Ps.	166,151				Ps.	197,489
Foreign currency(1)		9,415					32,117
Total	Ps.	175,566				Ps.	229,606
Total liabilities and shareholder’s equity
Pesos	Ps.	563,787	Ps.	8,136	2.89%	Ps.	710,450	Ps.	10,853	3.06%
Foreign currency(1)		49,374		75	0.30		69,537		76	0.22
Total	Ps.	613,161	Ps.	8,211	2.68%	Ps.	779,987	Ps.	10,929	2.80%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2010					2011
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank
Pesos	Ps.	31,625	Ps.	1,477	4.67%	Ps.	31,860	Ps.	1,449	4.55%
Total	Ps.	31,625	Ps.	1,477	4.67%	Ps.	31,860	Ps.	1,449	4.55%
Loans and advances to credit institutions
Pesos	Ps.	22,929	Ps.	988	4.31%	Ps.	36,972	Ps.	1,594	4.31%
Foreign currency(1)		14,968		36	0.24		13,163		21	0.16
Total	Ps.	37,897	Ps.	1,024	2.70%	Ps.	50,135	Ps.	1,615	3.22%
Loans and advances to customers — excluding credit cards
Pesos	Ps.	163,711	Ps.	17,517	10.70%	Ps.	223,063	Ps.	22,992	10.31%
Foreign currency(1)		21,042		560	2.66		42,116		1,292	3.07
Total	Ps.	184,753	Ps.	18,077	9.78%	Ps.	265,179	Ps.	24,284	9.16%
Loans and advances to customers — credit cards
Pesos	Ps.	26,240	Ps.	7,340	27.97%	Ps.	25,719	Ps.	6,961	27.07%
Total	Ps.	26,240	Ps.	7,340	27.97%	Ps.	25,719	Ps.	6,961	27.07%
Debt instruments
Pesos	Ps.	150,908	Ps.	9,225	6.11%	Ps.	193,671	Ps.	10,607	5.48%
Foreign currency(1)		4,228		287	6.79		2,938		172	5.85
Total	Ps.	155,136	Ps.	9,512	6.13%	Ps.	196,609	Ps.	10,779	5.48%
Income from hedging operations
Pesos			Ps.	1,522				Ps.	1,268
Foreign currency(1)				34					208
Total			Ps.	1,556				Ps.	1,476
Other interest-earning assets
Pesos			Ps.	251				Ps.	23
Total			Ps.	251				Ps.	23
Total interest-earning assets
Pesos	Ps.	395,413	Ps.	38,320	9.69%	Ps.	511,285	Ps.	44,894	8.78%
Foreign currency(1)		40,238		917	2.28		58,217		1,693	2.91
Total	Ps.	435,651	Ps.	39,237	9.01%	Ps.	569,502	Ps.	46,587	8.18%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2010					2011
	Average balance			Interest	Average nominal rate	Average balance			Interest	Average nominal rate
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank and loans and advances to credit institutions
Pesos	Ps.	18,065				Ps.	10,501
Foreign currency(1)		1,726					889
Total	Ps.	19,791				Ps.	11,390
Impairment losses
Pesos	Ps.	(10,035)				Ps.	(10,557)
Foreign currency(1)		(217)					(301)
Total	Ps.	(10,252)				Ps.	(10,858)
Tangible assets
Pesos	Ps.	5,514				Ps.	5,260
Total	Ps.	5,514				Ps.	5,260
Intangible assets
Pesos	Ps.	1,806				Ps.	2,505
Total	Ps.	1,806				Ps.	2,505
Other non interest-earning assets
Pesos	Ps.	80,359				Ps.	84,528
Foreign currency(1)		1,341					4,623
Total	Ps.	81,700				Ps.	89,151
Total non interest-earning assets
Pesos	Ps.	95,709				Ps.	92,237
Foreign currency(1)		2,850					5,211
Total	Ps.	98,559				Ps.	97,448
Total average assets
Pesos	Ps.	491,122	Ps.	38,320	7.80%	Ps.	603,522	Ps.	44,894	7.44%
Foreign currency(1)		43,088		917	2.13		63,428		1,693	2.67
Total	Ps.	534,210	Ps.	39,237	7.34%	Ps.	666,950	Ps.	46,587	6.99%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2010					2011
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	65,148	Ps.	2,911	4.47%	Ps.	84,810	Ps.	3,799	4.48%
Foreign currency(1)		6,038		53	0.88		11,946		112	0.94
Total	Ps.	71,186	Ps.	2,964	4.16%	Ps.	96,756	Ps.	3,911	4.04%
Customer deposits — Demand accounts
Pesos	Ps.	58,684	Ps.	1,144	1.95%	Ps.	74,446	Ps.	1,594	2.14%
Foreign currency(1)		17,202		7	0.04		16,062		14	0.09
Total	Ps.	75,886	Ps.	1,151	1.52%	Ps.	90,508	Ps.	1,608	1.78%
Customer deposits — Saving accounts
Pesos	Ps.	26				Ps.	24
Total	Ps.	26				Ps.	24
Customer deposits — Time deposits
Pesos	Ps.	95,158	Ps.	3,903	4.10%	Ps.	111,223	Ps.	4,676	4.20%
Foreign currency(1)		10,159		23	0.23		11,268		25	0.22
Total	Ps.	105,317	Ps.	3,926	3.73%	Ps.	122,491	Ps.	4,701	3.84%
Customer deposits — Reverse repurchase agreements
Pesos	Ps.	64,198	Ps.	3,121	4.86%	Ps.	89,781	Ps.	3,999	4.45%
Total	Ps.	64,198	Ps.	3,121	4.86%	Ps.	89,781	Ps.	3,999	4.45%
Subordinated debentures
Foreign currency(1)	Ps.	2,778	Ps.	75	2.70%		0		0
Total	Ps.	2,778	Ps.	75	2.70%		0		0
Marketable debt securities and other financial liabilities
Pesos	Ps.	17,037	Ps.	922	5.41%	Ps.	34,313	Ps.	1,913	5.58%
Foreign currency(1)		88		4	4.55		200		6	3.00
Total	Ps.	17,125	Ps.	926	5.41%	Ps.	34,513	Ps.	1,919	5.56%
Other liabilities
Pesos	Ps.	19,543	Ps.	828	4.24%	Ps.	49,852	Ps.	1,838	3.69%
Total	Ps.	19,543	Ps.	828	4.24%	Ps.	49,852	Ps.	1,838	3.69%
Total interest-bearing liabilities
Pesos	Ps.	319,794	Ps.	12,829	4.01%	Ps.	444,449	Ps.	17,819	4.01%
Foreign currency(1)		36,265		162	0.45		39,476		157	0.40
Total	Ps.	356,059	Ps.	12,991	3.65%	Ps.	483,925	Ps.	17,976	3.71%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2010					2011
	Average balance			Interest	Average nominal rate	Average balance			Interest	Average nominal rate
	(Millions of pesos, except percentages)
Customer deposits — Demand deposits
Pesos	Ps.	35,308				Ps.	43,375
Foreign currency(1)		8					9
Total	Ps.	35,316				Ps.	43,384
Other liabilities
Pesos	Ps.	54,440				Ps.	37,436
Foreign currency(1)		8,326					21,182
Total	Ps.	62,766				Ps.	58,618
Shareholders’ equity
Pesos	Ps.	80,069				Ps.	81,023
Total	Ps.	80,069				Ps.	81,023
Total non interest-bearing liabilities and shareholders’ equity
Pesos	Ps.	169,817				Ps.	161,834
Foreign currency(1)		8,334					21,191
Total	Ps.	178,151				Ps.	183,025
Total liabilities and shareholders’ equity
Pesos	Ps.	489,611	Ps.	12,829	2.62%	Ps.	606,283	Ps.	17,819	2.94%
Foreign currency(1)		44,599		162	0.36		60,667		157	0.26
Total	Ps.	534,210	Ps.	12,991	2.43%	Ps.	666,950	Ps.	17,976	2.70%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	Mexican Banking GAAP for the year ended December 31, 2009
	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Funds available
Pesos	Ps.	42,286	Ps.	2,827	6.69%
Foreign currency(1)		39,651		320	0.81
Total	Ps.	81,937	Ps.	3,147	3.84%
Margin accounts
Pesos	Ps.	4,071	Ps.	251	6.17%
Total	Ps.	4,071	Ps.	251	6.17%
Investment in securities
Pesos	Ps.	133,053	Ps.	11,074	8.32%
Foreign currency(1)		6,727		453	6.73
Total	Ps.	139,780	Ps.	11,527	8.25%
Debtors under sale and repurchase agreements
Pesos	Ps.	28,390	Ps.	1,580	5.57%
Total	Ps.	28,390	Ps.	1,580	5.57%
Credit card performing loan portfolio
Pesos	Ps.	38,458	Ps.	10,591	27.54%
Total	Ps.	38,458	Ps.	10,591	27.54%
Non-credit card performing loan portfolio
Pesos	Ps.	147,915	Ps.	17,183	11.62%
Foreign currency(1)		23,051		719	3.12
Total	Ps.	170,966	Ps.	17,902	10.47%
Loan origination fees
Pesos			Ps.	601
Total			Ps.	601
Total interest-bearing assets
Pesos	Ps.	394,173	Ps.	44,107	11.19%
Foreign currency(1)		69,429		1,492	2.15
Total	Ps.	463,602	Ps.	45,599	9.84%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	Mexican Banking GAAP for the year ended December 31, 2009
	Average balance			Interest	Average nominal rate
	(Millions of pesos, except percentages)
Cash due from banks
Pesos	Ps.	9,070
Foreign currency(1)		1,632
Total	Ps.	10,702
Allowance for loan losses
Pesos	Ps.	(9,358)
Foreign currency(1)		(231)
Total	Ps.	(9,589)
Property, furniture and fixtures (net)
Pesos	Ps.	7,481
Total	Ps.	7,481
Equity investments
Pesos	Ps.	18,153
Foreign currency(1)		1,238
Total	Ps.	19,391
Other non interest-bearing assets
Pesos	Ps.	36,402
Foreign currency(1)		741
Total	Ps.	37,143
Total assets
Pesos	Ps.	455,921	Ps.	44,107	9.67%
Foreign currency(1)		72,809		1,492	2.05
Total	Ps.	528,730	Ps.	45,599	8.62%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	Mexican Banking GAAP for the year ended December 31, 2009
	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Demand deposits
Pesos	Ps.	52,460	Ps.	772	1.47%
Foreign currency(1)		18,739		15	0.08
Total	Ps.	71,199	Ps.	787	1.11%
Time deposits —
Customer Deposits:
Pesos	Ps.	97,024	Ps.	5,135	5.29%
Foreign currency(1)		7,413		34	0.46
Money market:
Pesos		41,468		2,528	6.10%
Total	Ps.	145,905	Ps.	7,697	5.28%
Credit instruments issued
Pesos	Ps.	1,703	Ps.	124	7.28%
Foreign currency(1)		28		1	3.57
Total	Ps.	1,731	Ps.	125	7.22%
Bank and other loans —
Demand loans:
Pesos	Ps.	5,980	Ps.	334	5.59%
Foreign currency(1)		153	0
Other loans:
Pesos		14,741		933	6.33
Foreign currency(1)		2,612		13	0.50
Total	Ps.	23,486	Ps.	1,280	5.45%
Reverse repurchase agreements
Pesos	Ps.	146,886	Ps.	8,330	5.67%
Total	Ps.	146,886	Ps.	8,330	5.67%
Subordinated debentures outstanding
Foreign currency(1)	Ps.	4,052	Ps.	128	3.16%
Total	Ps.	4,052	Ps.	128	3.16%
Total interest-bearing liabilities
Pesos	Ps.	360,262	Ps.	18,156	5.04%
Foreign currency(1)		32,997		191	0.58
Total	Ps.	393,259	Ps.	18,347	4.67%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	Mexican Banking GAAP for the year ended December 31, 2009
	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Non-interest-bearing liabilities
Pesos	Ps.	60,082
Foreign currency(1)		1,378
Total	Ps.	61,460
Shareholders’ equity
Pesos	Ps.	74,011
Total	Ps.	74,011
Total liabilities and shareholders’ equity
Pesos	Ps.	494,355	Ps.	18,156	3.67%
Foreign currency(1)		34,375		191	0.56
Total	Ps.	528,730	Ps.	18,347	3.47%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the year ended December 31, 2011 compared to the year ended December 31, 2010.  We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities.  We have allocated variances caused by changes in both volume and rate to volume.  You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

Change in Financial Income and Expense

	IFRS for the six months ended June 30, 2011 and 2012
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	(6)	Ps.	0	Ps.	(6)
Foreign currency(1)	0		0		0
Total	Ps.	(6)	Ps.	0	Ps.	(6)
Loans and advances to credit institutions
Pesos	Ps.	844	Ps.	15	Ps.	859
Foreign currency(1)		7		(2)		5
Total	Ps.	851	Ps.	13	Ps.	864
Loans and advances to customers — excluding credit cards
Pesos	Ps.	2,209	Ps.	777	Ps.	2,986
Foreign currency(1)		205		101		306
Total	Ps.	2,414	Ps.	878	Ps.	3,292
Loans and advances to customers — credit cards
Pesos	Ps.	766	Ps.	(113)	Ps.	653
Foreign currency(1)		0		0		0
Total	Ps.	766	Ps.	(113)	Ps.	653
Debt instruments
Pesos	Ps.	1,480	Ps.	(400)	Ps.	1,080
Foreign currency(1)		(3)		(59)		(62)
Total	Ps.	1,477	Ps.	(459)	Ps.	1,018
Income from hedging operations
Pesos	Ps.	113				113
Foreign currency(1)		0				0
Total	Ps.	113				113
Other interest-earning assets
Pesos	Ps.	(21)			Ps.	(21)
Foreign currency(1)	2					2
Total	Ps.	(19)			Ps.	(19)
Total interest-earning assets
Pesos	Ps.	5,385	Ps.	279	Ps.	5,664
Foreign currency(1)		211		40		251
Total	Ps.	5,596	Ps.	319	Ps.	5,915

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the six months ended June 30, 2011 and 2012
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	664	Ps.	(11)	Ps.	653
Foreign currency(1)		(2)		8		6
Total	Ps.	662	Ps.	(3)	Ps.	659
Customer deposits — Demand accounts
Pesos		124	Ps.	279	Ps.	403
Foreign currency(1)		0		0		0
Total	Ps.	124	Ps.	279	Ps.	403
Customer deposits — Saving accounts
Pesos	0		0		0
Foreign currency(1)		0	0		0
Total	Ps.	0	0		0
Customer deposits — Time deposits
Pesos	Ps.	494	Ps.	1	Ps.	495
Foreign currency(1)		(3)		0		(3)
Total	Ps.	491	Ps.	1	Ps.	492
Customer deposits — Reverse repurchase agreements
Pesos	Ps.	703	Ps.	(19)	Ps.	684
Foreign currency(1)	0		0		0
Total	Ps.	703	Ps.	(19)	Ps.	684
Marketable debt securities and other financial liabilities
Pesos	Ps.	(96)	Ps.	62	Ps.	(34)
Foreign currency(1)		(1)		(1)		(2)
Total	Ps.	(97)	Ps.	(61)	Ps.	(36)
Other liabilities
Pesos	Ps.	542	Ps.	(48)	Ps.	494
Foreign currency(1)	0		0		0
Total	Ps.	542	Ps.	(48)	Ps.	494
Other Interest-expenses
Pesos	Ps.	0	Ps.	22	Ps.	22
Foreign currency(1)		0		0		0
Total	Ps.	0	Ps.	22	Ps.	22
Total interest-bearing liabilities
Pesos	Ps.	2,431	Ps.	286	Ps.	2,717
Foreign currency(1)		(6)		7		1
Total	Ps.	2,425	Ps.	293	Ps.	2,718

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2011 and 2010
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	11	Ps.	(39)	Ps.	(28)
Foreign currency(1)	0		0		0
Total	Ps.	11	Ps.	(39)	Ps.	(28)
Loans and advances to credit institutions
Pesos	Ps.	605	Ps.	1	Ps.	606
Foreign currency(1)		(3)		(12)		(15)
Total	Ps.	602	Ps.	(11)	Ps.	591
Loans and advances to customers — excluding credit cards
Pesos	Ps.	6,118	Ps.	(643)	Ps.	5,475
Foreign currency(1)		646		86		732
Total	Ps.	6,764	Ps.	(557)	Ps.	6,207
Loans and advances to customers — credit cards
Pesos	Ps.	(141)	Ps.	(238)	Ps.	(379)
Total	Ps.	(141)	Ps.	(238)	Ps.	(379)
Debt instruments
Pesos	Ps.	2,342	Ps.	(960)	Ps.	1,382
Foreign currency(1)		(76)		(39)		(115)
Total	Ps.	2,266	Ps.	(999)	Ps.	1,267
Income from hedging operations
Pesos	Ps.	(254)				(254)
Foreign currency(1)		174				174
Total	Ps.	(80)				(80)
Other interest-earning assets
Pesos	Ps.	(228)			Ps.	(228)
Foreign currency(1)	0					0
Total	Ps.	(228)			Ps.	(228)
Total interest-earning assets
Pesos	Ps.	8,453	Ps.	(1,879)	Ps.	6,574
Foreign currency(1)		741		35		776
Total	Ps.	9,194	Ps.	(1,844)	Ps.	7,350

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2011 and 2010
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	881	Ps.	7	Ps.	888
Foreign currency(1)		55		4		59
Total	Ps.	936	Ps.	11	Ps.	947
Customer deposits — Demand accounts
Pesos	Ps.	337	Ps.	113	Ps.	450
Foreign currency(1)		(1)		8		7
Total	Ps.	336	Ps.	121	Ps.	457
Customer deposits — Saving accounts
Pesos	0		0		0
Foreign currency(1)	0		0		0
Total	0		0		0
Customer deposits — Time deposits
Pesos	Ps.	675	Ps.	98	Ps.	773
Foreign currency(1)		2		0		2
Total	Ps.	677	Ps.	98	Ps.	775
Customer deposits — Reverse repurchase agreements
Pesos	Ps.	1,140	Ps.	(262)	Ps.	878
Foreign currency(1)	0		0		0
Total	Ps.	1,140	Ps.	(262)	Ps.	878
Subordinated debentures
Pesos		0				0
Foreign currency(1)	Ps.	(75)	Ps.	0	Ps.	(75)
Total	Ps.	(75)	Ps.	0	Ps.	(75)
Marketable debt securities and other financial liabilities
Pesos	Ps.	963	Ps.	28	Ps.	991
Foreign currency(1)		3		(1)		2
Total	Ps.	966	Ps.	27	Ps.	993
Other liabilities
Pesos	Ps.	1,117	Ps.	(107)	Ps.	1,010
Foreign currency(1)		0				0
Total	Ps.	1,117	Ps.	(107)	Ps.	1,010
Total interest-bearing liabilities
Pesos	Ps.	5,113	Ps.	(123)	Ps.	4,990
Foreign currency(1)		(16)		11		(5)
Total	Ps.	5,097	Ps.	(112)	Ps.	4,985

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Assets

Earning Assets—Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated.  You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	For the year ended December 31,				For the six months ended June 30,
	2010		2011		2011		2012
	(Millions of pesos, except percentages)
Net Interest Margin and Spread
Average earning assets
Pesos	Ps.	395,413	Ps.	511,285	Ps.	466,622	Ps.	605,641
Foreign currency(1)		40,238		58,217		49,658		69,143
Total	Ps.	435,651	Ps.	569,502	Ps.	516,280	Ps.	674,784
Net interest income
Pesos	Ps.	25,491	Ps.	27,075	Ps.	12,732	Ps.	15,679
Foreign currency(1)		755		1,536		534		784
Total	Ps.	26,246	Ps.	28,611	Ps.	13,266	Ps.	16,463
Gross yield(2)
Pesos		9.69%		8.78%		8.94%		8.76%
Foreign currency(1)		2.28		2.91		2.45		2.49
Total		9.01%		8.18%		8.32%		8.12%
Net yield(3)
Pesos		6.45%		5.30%		5.46%		5.18%
Foreign currency(1)		1.88		2.64		2.15		2.27
Total		6.02%		5.02%		5.14%		4.88%
Yield spread(4)
Pesos		5.68%		4.77%		4.85%		4.53%
Foreign currency(1)		1.83		2.51		2.08		2.08
Total		5.36%		4.47%		4.57%		4.15%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Gross yield is the quotient of interest divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets that yield interest or similar income.

(3)	Net yield is the quotient of net interest income divided by average earning assets.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities.

	Mexican Banking GAAP for the year ended December 31, 2009
	(Millions of pesos, except percentages)
Net Interest Margin and Spread
Average earning assets
Pesos	Ps.	394,173
Foreign currency(1)		69,429
Total	Ps.	463,602
Net interest income
Pesos	Ps.	25,951
Foreign currency(1)		1,301
Total	Ps.	27,252
Gross yield(2)
Pesos		11.19%
Foreign currency(1)		2.15
Total		9.84%
Net yield(3)
Pesos		6.58%
Foreign currency(1)		1.87
Total		5.88%
Yield spread(4)
Pesos		6.15%
Foreign currency(1)		1.57
Total		5.17%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)	Gross yield is the quotient of interest divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets which yield interest or similar income.

(3)	Net yield is the quotient of net interest income divided by average earning assets.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities.

Return on Average Equity and Assets

The following tables present our selected financial ratios for the periods indicated.

	IFRS
	For the year ended December 31,		For the six months ended June 30,
	2010	2011	2011	2012
	(Percentages)
Return on Average Equity and Assets
ROAA: Return on average total assets	2.36%	2.66%	2.35%	2.41%
ROAE: Return on average shareholders’ equity	15.72	21.93	16.44%	19.93%
Dividend pay-out ratio(1)	50.85	63.87	n/a	n/a
Average shareholders’ equity as a percentage of average total assets	14.99%	12.15%	14.31%	12.12%

(1)
Dividends declared per share divided by net income per share.  On February 2, 2011, we paid a dividend of Ps.6,400 million, equal to Ps.943.1 per 1,000 shares, with respect to fiscal year 2010.  On March 5, 2012, we paid a dividend of Ps.11,350 million, equal to Ps.1,672 per 1,000 shares, with respect to fiscal year 2011.  We have not paid any dividend in advance with respect to fiscal year 2012.  On May 14, 2012, we declared a dividend of Ps.3,000 million and on August 13, 2012, we declared a dividend of Ps.4,300 million. The aggregate amount of dividends declared is Ps.7,300 million, equal to Ps.1.08 per share. We will pay the aggregate amount of these dividends in September 2012.

Mexican Banking GAAP for the year ended December 31, 2009
(Percentages)
Return on Average Equity and Assets
ROAA: Return on average total assets	2.24%
ROAE: Return on average shareholders’ equity	15.98
Dividend pay-out ratio(1)	33.82
Average shareholders’ equity as a percentage of average total assets	14.00%

(1)	Dividends declared per share divided by net income per share.

Interest-Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the years indicated.  You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	For the years ended December 31,		For the six months ended June 30,
	2010	2011	2011	2012
	(Percentages)
Average Interest-Earning Assets
Cash and balances with the Mexican Central Bank	7.26%	5.60%	6.16%	4.67%
Loans and advances to credit institutions	8.70	8.80	6.08	11.43
Loans and advances to customers – excluding credit cards	42.41	46.56	46.59	43.41
Loans and advances to customers – credit cards	6.02	4.52	4.71	4.51
Debt instruments	35.61	34.52	36.46	35.98
Total interest-earning assets	100.00%	100.00%	100.00%	100.00%

Mexican Banking GAAP for the year ended December 31, 2009
(Percentages)
Average Interest-Earning Assets
Funds available	17.67%
Margin accounts	0.88
Investment in securities	30.15
Debtors under sale and repurchase agreements	6.12
Credit card performing loan portfolio	8.30
Non-credit card performing loan portfolio	36.88
Total interest-earning assets	100.00%

Investment Securities

At December 31, 2010 and 2011 and June 30, 2012, the book value of our investment securities was Ps.207.2 billion, Ps.224.8 billion and Ps.264.6 billion, respectively (representing 31.3%, 30.2% and 31.6% of our total assets at such dates).  Mexican government securities and instruments issued by the Mexican Central Bank (Banco de México) represented Ps.172.7 billion, or 83.4%, of our investment securities at December 31, 2010, Ps.204.3 billion, or 90.9%, of our investment securities at December 31, 2011 and Ps.245.4 billion, or 92.7%, of our investment securities at June 30, 2012.  At December 31, 2009, the book value of our investment securities was Ps.182.7 million (representing 30.7% of our total assets), with Mexican government securities and instruments issued by the Mexican

Central Bank representing Ps.147.5 billion, or 80.8%, of our investment securities.  For a discussion of how we value our investment securities, see note 9 to our audited financial statements and note 6 to our unaudited condensed consolidated financial statements.

The following tables show the book values of our investment securities by type of counterparty at each of the dates indicated.  As of December 31, 2010 and 2011 and June 30, 2012, Ps.59.6 billion, Ps.55.6 billion and Ps.48.6 billion of our available-for-sale debt instruments, respectively, were issued by the Mexican government and by the Mexican Central Bank.  As of December 31, 2010 and 2011 and June 30, 2012, the aggregate book value of our debt instruments issued by the Mexican government was equal to 125.4%, 146.5% and 155.9% of our shareholders’ equity, respectively, and the aggregate book value of our debt instruments issued by the Mexican Central Bank was equal to 76.3%, 76.9% and 95.4% of our shareholders’ equity, respectively.

	IFRS
	For the year ended December 31,				For the six months ended June 30,
	2010		2011		2011		2012
	(Millions of pesos)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	107,431	Ps.	134,016	Ps.	145,009	Ps.	152,278
Debt instruments issued by the Mexican Central Bank		65,346		70,346		63,723		93,130
Debt instruments issued by private sector		15,365		9,581		13,849		9,575
Total debt instruments		188,142		213,943		222,581		254,983
Total equity securities		19,035		10,844		16,791		9,642
Total investment securities	Ps.	207,177	Ps.	224,787	Ps.	239,372	Ps.	264,625

	Mexican Banking GAAP for the year ended December 31, 2009
	(Millions of pesos)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	87,382
Debt instruments issued by the Mexican Central Bank		60,123
Debt instruments issued by private sector		15,554
Total debt instruments		163,059
Total equity securities		19,597
Total investment securities	Ps.	182,656

The following tables analyze the expected maturities of our debt investment securities (before impairment allowance) and the weighted average yield at June 30, 2012.

	Maturity as of June 30, 2012
	Less than 1 year		Average yield	1 to 5 years		Average yield	5 to 10 years		Average yield	More than 10 years		Average yield	Total
	(Millions of pesos, except percentages)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	103,277	4.84%	Ps.	22,507	4.97%	Ps.	10,353	5.25%	Ps.	16,141	5.81%	Ps.	152,278
Debt instruments issued by the Mexican Central Bank		17,352	4.46		36,559	4.44		36,840	4.46		2,379	4.39		93,130
Debt instruments issued by the private sector		760	3.79		7,819	8.51		714	6.51		282	4.51		9,575
Total debt instruments	Ps.	121,389	4.59%	Ps.	66,885	5.70%	Ps.	47,907	5.11%	Ps.	18,802	5.46%	Ps.	254,983

Loans and Advances to Credit Institutions

The following tables show our short-term funds deposited with other banks at each of the dates indicated.

	IFRS
	For the year ended December 31,				For the six months ended June 30,
	2010		2011		2011		2012
	(Millions of pesos)
Loans and Advances to Credit Institutions
Time deposits	Ps.	1,242	Ps.	1,226	Ps.	154	Ps.	1,365
Call money transactions granted		19,109		3,401		9,924		8,112
Repurchase agreements		9,000		14,642		35,388		28,470
Guarantee deposits – collateral delivered		8,852		18,264		11,292		19,449
Other demand accounts		4,893		2,033		6,306		12,565
Reciprocal accounts		3,509		1,401		3,107		3,735
Total	Ps.	46,605	Ps.	40,967	Ps.	66,171	Ps.	73,696

	Mexican Banking GAAP for the year ended December 31, 2009
	(Millions of pesos)
Loans and Advances to Credit Institutions
Time deposits	Ps.	8,240
Call money transaction granted		8,687
Repurchase agreements		11,380
Guarantee deposits — collateral delivered		16,037
Reciprocal accounts		213
Total	Ps.	44,557

Loan Portfolio

At June 30, 2012, December 31, 2011 and 2010, our total loans and advances to customers, which excludes our loans and advances to credit institutions and repurchase agreements, equaled Ps.346,392 million, Ps.321,875 million and Ps.236,840 million, respectively, representing 41.4%, 43.3% and 35.8% of our total assets at such dates.  Net of impairment losses, loans and advances to customers equaled Ps.338,360 million, Ps.314,628 million and Ps.229,282 million at June 30, 2012, December 31, 2011 and 2010, respectively, representing 40.4%, 42.3% and 34.7% of our total assets at such dates.  We also have loan commitments drawable by third parties, which amounted to Ps.110,952 million, Ps.132,983 million and Ps.148,240 million at June 30, 2012, December 31, 2011 and 2010, respectively.  Loan commitments drawable by third parties includes mostly credit card lines and commercial commitments.  While credit cards are unconditionally cancelable by the issuer, commercial commitments are generally one-year facilities, subject to an evaluation of the customer’s projected cash flows and financial history.  The loans guaranteed by governmental entities are reported in non-performing loans without impact on or adjustment relating to the amount guaranteed, and therefore the guarantees have no impact on our non-performing loan ratios.

Types of Loans by Type of Customer

The following tables analyze our loans and advances to customers (excluding repurchase agreements), by type of customer loan, at each of the dates indicated.  For each category of loan, we maintain specific risk management policies in line with the standards of the Santander Group, and as managed and monitored by our Board of Directors through the Comprehensive Risk Management Committee.  Our credit approval processes for each category of loan are structured primarily around our business segments.  See “Risk Management—Credit Risk” for details on our credit approval policies for retail and wholesale lending.

The Bank has a diversified loan portfolio with no concentration exceeding 10% of total loans.

	IFRS
	For the year ended December 31,				For the six months ended June 30,
	2010		2011		2011		2012
	(Millions of pesos)
Loans by Type of Customer
Public sector	Ps.	15,841	Ps.	33,378	Ps.	29,971	Ps.	35,574
Commercial, financial and industrial		143,179		173,357		162,792		184,186
Mortgage		35,776		64,043		59,102		67,402
Installment loans to individuals		42,044		51,097		45,471		59,230
Revolving consumer credit card loans		25,097		28,637		25,574		32,702
Non-revolving consumer loans		16,947		22,460		19,897		26,528
Total loans and leases, gross		236,840		321,875		297,336		346,392
Allowance for loan losses		(7,558)		(7,247)		(6,824)		(8,032)
Loans and leases, net of allowance	Ps.	229,282	Ps.	314,628	Ps.	290,512	Ps.	338,360

	Mexican Banking GAAP for the year ended December 31,
	2007		2008		2009
	(Millions of pesos)
Loans by Type of Customer
Public sector	Ps.	23,236	Ps.	17,228	Ps.	19,649
Commercial, financial and industrial		105,590		120,242		113,026
Mortgage		22,552		27,679		29,792
Installment loans to individuals		67,104		64,512		45,270
Revolving consumer credit card loans		51,273		47,929		29,970
Non-revolving consumer loans		15,831		16,583		15,300
Total loans and leases, gross		218,482		229,661		207,737
Allowance for loan losses		(5,735)		(9,926)		(11,368)
Loans and leases, net of allowance	Ps.	212,747	Ps.	219,735	Ps.	196,369

The following table shows the percentage of our non-performing loans by type of customer, for the periods indicated.

	IFRS
	For the year ended December 31,		For the six months ended June 30,
	2010	2011	2011	2012
	(Millions of pesos)
Percentage of non-performing loans by type of customer
Public sector	0.0%	0.0%	0.0%	0.0%
Commercial, financial and industrial	1.7%	1.5%	1.5%	0.9%
Mortgage	2.0%	3.5%	2.2%	2.7%
Installment loans to individuals	4.5%	3.0%	3.6%	4.0%
Revolving consumer credit card loans	5.1%	3.1%	4.1%	4.4%
Non-revolving consumer loans	3.7%	2.8%	2.8%	3.6%
Total	2.1%	2.0%	1.8%	1.7%

	Mexican Banking GAAP for the year ended December 31,
	2007	2008	2009
	(Millions of pesos)
Percentage of non-performing loans by type of customer
Public sector	0.0%	0.0%	0.0%
Commercial, financial and industrial	0.4%	0.8%	0.9%
Mortgage	1.2%	2.1%	2.1%
Installment loans to individuals	4.9%	8.8%	4.3%
Revolving consumer credit card loans	5.8%	10.7%	4.6%
Non-revolving consumer loans	2.1%	3.2%	3.7%
Total	1.8%	3.1%	1.7%

Maturity

The following tables set forth an analysis by maturity of our loans and advances to customers by type of loan as of June 30, 2012.

	IFRS as of June 30, 2012
	Less than 1 year			1 to 5 Years			Over 5 years			Total
	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total
	(Millions of pesos, except percentages)
Public sector	Ps.	12,502	9.70%	Ps.	14,232	10.21%	Ps.	8,840	11.33%	Ps.	35,574	10.27%
Commercial, financial and industrial		92,002	71.38		75,325	54.01		16,859	21.60		184,186	53.18
Mortgages		7,005	5.43		19,214	13.78		41,183	52.78		67,402	19.46
Installment loans to individuals		17,385	13.49		30,690	22.00		11,155	14.29		59,230	17.09
Revolving consumer credit card loans		5,779	4.48		15,777	11.31		11,146	14.28		32,702	9.44
Non-revolving consumer loans		11,606	9.01		14,913	10.69		9	0.01		26,528	7.65
Total loans and leases, gross		128,894	100.00%		139,461	100.00%		78,037	100.00%		346,392	100.00%
Allowance for loan losses		(8,032)									(8,032)
Loans and leases, net of allowance	Ps.	120,862		Ps.	139,461		Ps.	78,037		Ps.	338,360

The following tables set forth an analysis by maturity of our loans and advances to customers by type of loan as of December 31, 2011.

	IFRS as of December 31, 2011
	Less than 1 year			1 to 5 Years			Over 5 years			Total
	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total
	(Millions of pesos, except percentages)
Public sector	Ps.	9,896	7.92%	Ps.	14,601	11.65%	Ps.	8,881	12.40%	Ps.	33,378	10.37%
Commercial, financial and industrial		93,399	74.72		66,676	53.22		13,282	18.55		173,357	53.86
Mortgage		7,115	5.69		18,062	14.42		38,866	54.28		64,043	19.90
Installment loans to individuals		14,583	11.67		25,945	20.71		10,569	14.77		51,097	15.87
Revolving consumer credit card loans		4,754	3.80		13,329	10.64		10,554	14.74		28,637	8.89
Non-revolving consumer loans		9,829	7.87		12,616	10.07		15	0.03		22,460	6.98
Total loans and leases, gross		124,993	100.00%		125,284	100.00%		71,598	100.00%		321,875	100.00%
Allowance for loan losses		(7,247)			—			—			(7,247)
Loans and leases, net of allowance	Ps.	117,746		Ps.	125,284		Ps.	71,598		Ps.	314,628

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and floating rate loans as of the dates indicated.

	IFRS as of June 30, 2012
	(Millions of pesos)
Interest rate formula
Fixed interest rate	Ps.	132,970
Floating rate		213,422
Total	Ps.	346,392

	IFRS as of June 30, 2011
	(Millions of pesos)
Interest rate formula
Fixed interest rate	Ps.	120,782
Floating rate		176,554
Total	Ps.	297,336

	IFRS as of December 31, 2011
	(Millions of pesos)
Interest rate formula
Fixed interest rate	Ps.	114,590
Floating rate		207,285
Total	Ps.	321,875

	IFRS as of December 31, 2010
	(Millions of pesos)
Interest rate formula
Fixed interest rate	Ps.	85,256
Floating rate		151,584
Total	Ps.	236,840

Non-Accrual of Interest

The following table shows (i) the amount of gross interest income that would have been recorded on our nonaccrual and restructured loans if such loans had been current in accordance with their original terms and had been outstanding throughout the reported periods or since origination if outstanding for less than the entire period and (ii) the amount of interest income that was recorded for such loans in the periods presented.  We do not have any accruing loans which are contractually past due 90 days or more as to principal or interest payments.

	IFRS for the six months ended June 30,
	2011		2012
	(Millions of pesos)
Non-accrued interest on the basis of contractual terms owed:
Non-accrual loans(1)	Ps.	74	Ps.	91
Restructured loans(1)		153		185
Interest received:
Non-accrual loans(1)	Ps.	64	Ps.	35
Restructured loans(1)		169		227

(1)
These amounts do not include non-accrued interest on the basis of contractual terms owed and interest received from revolving consumer credit card loans due to the revolving nature of these types of loans.

	IFRS for the year ended December 31,
	2010		2011
	(Millions of pesos)
Non-accrued interest on the basis of contractual terms owed:
Non-accrual loans(1)	Ps.	92	Ps.	171
Restructured loans(1)		324		299
Interest received:
Non-accrual loans(1)	Ps.	45	Ps.	108
Restructured loans(1)		369		322

(1)
These amounts do not include non-accrued interest on the basis of contractual terms owed and interest received from revolving consumer credit card loans due to the revolving nature of these types of loans.

	Mexican Banking GAAP for the year ended December 31,
	2007		2008		2009
	(Millions of pesos)
Non-accrued interest on the basis of contractual terms owed:
Non-accrual loans(1)	Ps.	38	Ps.	61	Ps.	105
Restructured loans(1)		171		230		251
Interest received:
Non-accrual loans(1)	Ps.	7	Ps.	12	Ps.	30
Restructured loans(1)		237		275		318

(1)
These amounts do not include non-accrued interest on the basis of contractual terms owed and interest received from revolving consumer credit card loans due to the revolving nature of these types of loans.

The restructured loans referred to in the tables above comprise non-performing loans that have been renegotiated.  However, our renegotiated loans include both renegotiations of performing loans and renegotiations of loans in non-performing status, as contractual terms of a loan may be modified not only due to concerns about the customer’s ability to meet contractual payments but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer.  See note 12 to our consolidated financial statements for additional information about our renegotiated loans.

The following table shows the cumulative balance of renegotiated loans as of the dates presented.

	As of December 31,				As of June 30,
	2010		2011		2012
	(Millions of pesos)
Commercial	Ps.	5,018	Ps.	14,662	Ps.	18,518
Consumer		1,465		1,013		915
Mortgage		90		318		435
Credit card		2,817		2,067		1,743
Total	Ps.	9,390	Ps.	18,060	Ps.	21,611

Movements in Allowance for Credit Losses

The following tables analyze movements in our allowance for credit losses for each of the periods indicated below, not including recoveries.  For further discussion of movements in the allowance for credit losses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010—Impairment Losses on Financial Assets (Net).”

	IFRS
	For the year ended December 31,				For the six months ended June 30,
	2010		2011		2011		2012
	(Millions of pesos)
Movements in Allowance for Impairment Losses
Allowance for impairment losses at beginning of year	Ps.	10,077	Ps.	7,558	Ps.	7,558	Ps.	7,247
Provisions for credit losses		7,894		6,620		2,800		4,225
Others		(3)		(13)		4		(13)
Charge-offs against credit loss allowance		(10,410)		(6,918)		(3,538)		(3,427)
Allowance for impairment losses at end of period	Ps.	7,558	Ps.	7,247	Ps.	6,824	Ps.	8,032

	Mexican Banking GAAP for the year ended December 31,
	2007		2008		2009
	(Millions of pesos)
Movements in Allowance for Impairment Losses
Allowance for impairment losses at beginning of year	Ps.	4,255	Ps.	5,735	Ps.	9,926
Provisions for credit losses		7,662		15,832		15,320
Provisions for credit losses recorded against shareholders’ equity		—		—		5,952
Charge-offs against credit loss allowance		(5,947)		(11,677)		(19,863)
Others		(235)		36		33
Allowance for impairment losses at end of year	Ps.	5,735	Ps.	9,926	Ps.	11,368

The tables below show a breakdown of recoveries, provisions and charge-offs against credit loss allowance by type and domicile of borrower for the periods indicated.

	IFRS
	For the year ended December 31,				For the six months ended June 30,
	2010		2011		2011		2012
	(Millions of pesos)
Recoveries of Loans Previously Charged Off – by type
Commercial, financial and industrial	Ps.	(274)	Ps.	(437)	Ps.	(186)	Ps.	(275)
Mortgage		(413)		(360)		(137)		(339)
Installment loans to individuals		(911)		(889)		(446)		(426)
Revolving consumer credit card loans		(788)		(722)		(361)		(313)
Non-revolving consumer loans		(123)		(167)		(85)		(113)
Expenses paid to recovery agencies		676		501		255		330
Total recoveries of loans previously charged off	Ps.	(922)	Ps.	(1,185)	Ps.	(514)	Ps.	(710)

	Mexican Banking GAAP for the year ended December 31,
	2007		2008		2009
	(Millions of pesos)
Recoveries of Loans Previously Charged Off – by type
Commercial, financial and industrial	Ps.	(159)	Ps.	(194)	Ps.	(312)
Mortgage		(189)		(211)		(186)
Installment loans to individuals		(467)		(389)		(780)
Revolving consumer credit card loans		(389)		(319)		(648)
Non-revolving consumer loans		(78)		(70)		(132)
Total recoveries of loans previously charged off	Ps.	(815)	Ps.	(794)	Ps.	(1,278)

	IFRS
	For the year ended December 31,				For the six months ended June 30,
	2010		2011		2011		2012
	(Millions of pesos)
Provisions for Credit Losses
Commercial, financial and industrial	Ps.	1,556	Ps.	1,261	Ps.	451	Ps.	664
Mortgage		747		726		226		360
Installment loans to individuals		5,591		4,633		2,123		3,201
Revolving consumer credit card loans		3,859		2,710		1,262		2,004
Non-revolving consumer loans		1,732		1,923		861		1,197
Total provisions for credit losses	Ps.	7,894	Ps.	6,620	Ps.	2,800	Ps.	4,225

	Mexican Banking GAAP for the year ended December 31,
	2007		2008		2009
	(Millions of pesos)
Provisions for Credit Losses
Commercial, financial and industrial	Ps.	714	Ps.	1,863	Ps.	1,575
Mortgage		176		865		762
Installment loans to individuals		6,772		13,104		12,983
Revolving consumer credit card loans		5,758		12,298		10,525
Non-revolving consumer loans		1,014		806		2,458
Total provisions for credit losses	Ps.	7,662	Ps.	15,832	Ps.	15,320

	IFRS
	For the year ended December 31,				For the six months ended June 30,
	2010		2011		2011		2012
Charge-offs Against Credit Loss Allowance	(Millions of pesos)
Commercial, financial and industrial	Ps.	1,716	Ps.	1,086	Ps.	529	Ps.	728
Mortgage		509		419		224		234
Installment loans to individuals		8,185		5,413		2,785		2,465
Revolving consumer credit card loans		6,215		3,857		2,065		1,581
Non-revolving consumer loans		1,970		1,556		720		884
Total charge-offs against credit loss allowance	Ps.	10,410	Ps.	6,918	Ps.	3,538	Ps.	3,427

	Mexican Banking GAAP for the year ended December 31,
	2007		2008		2009
	(Millions of pesos)
Charge-offs Against Credit Loss Allowance
Commercial, financial and industrial	Ps.	366	Ps.	690	Ps.	1,120
Mortgage		154		181		356
Installment loans to individuals		5,427		10,806		18,387
Revolving consumer credit card loans		4,642		9,697		16,201
Non-revolving consumer loans		785		1,109		2,186
Others
Total charge-offs against credit loss allowance	Ps.	5,947	Ps.	11,677	Ps.	19,863

The tables below show a breakdown of impairment losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	IFRS for the six months ended June 30,
	2011		% of total loans	2012		% of total loans
Impairment Losses	(Millions of pesos, except percentages)
Commercial, financial and industrial	Ps.	2,670	39.12%	Ps.	2,835	35.29%
Mortgage		152	2.23		586	7.30
Installment loans to individuals		4,002	58.65		4,611	57.41
Revolving consumer credit card loans		2,810	41.18		2,884	35.91
Non-revolving consumer loans		1,192	17.47		1,727	21.50
Total	Ps.	6,824	100.00%	Ps.	8,032	100.00%

	IFRS for the year ended December 31,
	2010		% of total loans	2011		% of total loans
Impairment Losses	(Millions of pesos, except percentages)
Commercial, financial and industrial	Ps.	2,745	36.32%	Ps.	2,913	40.20%
Mortgage		149	1.97		461	6.36
Installment loans to individuals		4,664	61.71		3,873	53.44
Revolving consumer credit card loans		3,613	47.80		2,461	33.96
Non-revolving consumer loans		1,051	13.91		1,412	19.48
Total	Ps.	7,558	100.00%	Ps.	7,247	100.00%

	Mexican Banking GAAP for the year ended December 31,
	2007		% of total loans	2008		% of total loans	2009		% of total loans
Impairment Losses	(Millions of pesos, except percentages)
Commercial, financial and industrial	Ps.	1,688	29.43%	Ps.	2,436	24.54%	Ps.	3,094	27.22%
Mortgage		401	6.99		495	4.99		425	3.74
Installment loans to individuals		3,646	63.58		6,995	70.47		7,849	69.04
Revolving consumer credit card loans		3,040	53.01		6,200	62.46		7,087	62.34
Non-revolving consumer loans		606	10.57		795	8.01		762	6.70
Total	Ps.	5,735	100.00%	Ps.	9,926	100.00%	Ps.	11,368	100.00%

Impaired Assets

The following tables show our impaired assets, excluding country-risk.

	IFRS
	For the year ended December 31,				For the six months ended June 30,
	2010		2011		2011		2012
Impaired Assets	(Millions of pesos, except percentages)
Past-due and other doubtful assets	Ps.	5,004	Ps.	6,382	Ps.	5,369	Ps.	5,809
Non-performing loans as a percentage of total loans		2.11%		1.98%		1.81%		1.68%
Loan charge-offs as a percentage of average total loans		4.93%		2.38%		2.67%		2.12%

	Mexican Banking GAAP for the year ended December 31,
	2007		2008		2009
Impaired Assets	(Millions of pesos, except percentages)
Past-due and other doubtful assets	Ps.	3,957	Ps.	7,208	Ps.	3,565
Non-performing loans as a percentage of total loans		1.81%		3.14%		1.72%
Loan charge-offs as a percentage of average total loans		2.91%		5.04%		9.48%

Evolution of Impaired Assets

The following tables show the movement in our impaired assets (excluding country risk).

	IFRS
	For the year ended December 31,				For the six months ended June 30,
	2010		2011		2011		2012
Evolution of Impaired Assets	(Millions of pesos)
Opening balance	Ps.	6,311	Ps.	5,004	Ps.	5,004	Ps.	6,382
Net additions		9,103		8,296		3,903		2,854
Charge-offs		(10,410)		(6,918)		(3,538)		(3,427)
Closing balance	Ps.	5,004	Ps.	6,382	Ps.	5,369	Ps.	5,809

	Mexican Banking GAAP for the year ended December 31,
	2007		2008		2009
Evolution of Impaired Assets	(Millions of pesos)
Opening balance	Ps.	2,344	Ps.	3,957	Ps.	7,208
Net additions		7,560		14,928		16,220
Charge-offs		(5,947)		(11,677)		(19,863)
Closing balance	Ps.	3,957	Ps.	7,208	Ps.	3,565

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	For the year ended December 31,				For the six months ended June 30,
	2010		2011		2011		2012
Impaired Assets and Ratios	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	259,304	Ps.	349,009	Ps.	317,382	Ps.	371,016
Non-performing assets		5,004		6,382		5,369		5,809
Commercial, financial and industrial		2,401		2,609		2,478		1,645
Mortgage		707		2,249		1,276		1,794
Installment loans to individuals		1,896		1,524		1,615		2,370
Revolving consumer credit card loans		1,276		891		1,053		1,424
Non-revolving consumer loans		620		633		562		946
Impairment losses		7,558		7,247		6,824		8,032
Ratios
Non-performing assets to computable credit risk(1)		1.93%		1.83%		1.69%		1.57%
Coverage ratio(2)		151.04%		113.55%		127.10%		138.27%

(1)
Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets), guarantees and documentary credits. When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.  As of the date we make the payment to the beneficiary, we claim the payment from the solicitor (i.e., the debtor in the case of a guarantee or the buyer in the case of a documentary credit).  The account becomes non-performing as of the date when the payment was due if we do not receive payment from the solicitor on that date.  We maintain the account as a non-performing loan until recovery or, in the case of practical impossibility for recovery (e.g., when the creditor is declared bankrupt or upon the death of a creditor who is a natural person), until our Comprehensive Risk Management Committee decides to charge off the account.  Such decision is at the discretion of our Comprehensive Risk Management Committee.

(2)	Impairment losses as a percentage of non-performing loans.

	Mexican Banking GAAP for the year ended December 31,
	2009
Impaired Assets and Ratios	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	227,099
Non-performing assets		3,565
Commercial, financial and industrial		986
Mortgage		620
Installment loans to individuals		1,959
Revolving consumer credit card loans		1,390
Non-revolving consumer loans		569
Impairment losses		11,368
Ratios
Non-performing assets to computable credit risk(1)		1.57%
Coverage ratio(2)		318.88%

(1)
Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets), guarantees and documentary credits. When guarantees or documentary credits are contracted, we book them as off-balance sheet accounts.  As of the date we make the payment to the beneficiary, we claim the payment from the solicitor (i.e., the debtor in the case of a guarantee or the buyer in the case of a documentary credit).  The account becomes non-performing as of the date when the payment was due if we do not receive payment from the solicitor on that date.  We maintain the account as a non-performing loan until recovery or, in the case of practical impossibility for recovery (e.g., when the creditor is declared bankrupt or upon the death of a creditor who is a natural person), until our Comprehensive Risk Management Committee decides to charge off the account.  Such decision is at the discretion of our Comprehensive Risk Management Committee.

(2)	Impairment losses as a percentage of non-performing assets.

Liabilities

Deposits

The principal components of our deposits are customer demand and time deposits. Our retail customers are the principal source of our demand and time deposits.

	IFRS
	For the year ended December 31,				For the six months ended June 30,
	2010		2011		2011		2012
Deposits	(Millions of pesos)
Deposits from Mexican Central Bank and credit institutions
Reciprocal accounts and overnight deposits	Ps.	13,790	Ps.	16,380	Ps.	12,780	Ps.	18,406
Reverse repurchase agreements		47,218		45,707		94,544		69,909
Time deposits		1,317		8,006		6,402		7,015
Other demand accounts		4,539		5,043		4,710		5,759
Accrued interest		28		57		47		58
Total	Ps.	66,892	Ps.	75,193	Ps.	118,483	Ps.	101,147
Customer deposits
Current accounts		156,840		177,986		156,270		204,513
Savings accounts		25		24		24		24
Other demand deposits		9,984		9,122		8,046		11,410
Time deposits		114,007		128,695		122,916		127,240
Reverse repurchase agreements		65,021		72,562		67,185		97,358
Accrued interest		187		259		172		219
Total	Ps.	346,064	Ps.	388,648	Ps.	354,613	Ps.	440,764
Total deposits	Ps.	412,956	Ps.	463,841	Ps.	473,096	Ps.	541,911

	Mexican Banking GAAP for the year ended December 31,
	2007		2008		2009
	(Millions of pesos)
Deposits
Demand deposits	Ps.	113,616	Ps.	130,313	Ps.	130,870
Time deposits—
Customer deposits		108,081		120,832		105,991
Money market		25,741		51,825		7,187
Subtotal	Ps.	133,822	Ps.	172,657	Ps.	113,178
Notes with interest payable at maturity		112,295		162,275		104,382
Fixed-term deposits		16,141		4,612		3,494
Foreign currency time deposits		5,386		5,518		5,054
Subtotal	Ps.	133,822	Ps.	172,405	Ps.	112,930
Credit instruments issued		—		1,182		1,305
Bank and other loans:
Mexican Central Bank		928		13,457		2,617
Loans undertaken in Mexico		300		2,700		1,826
Loans undertaken by foreign branches		345		1,097		2
Loans in discounted portfolios		743		1,810		2,210
Public fiduciary fund loans		2,424		2,591		3,090
Total	Ps.	4,740	Ps.	21,655	Ps.	9,745
Creditors under sale and repurchase agreements		173,410		130,718		128,582
Subordinated debentures		3,310		4,183		3,933
Total deposits	Ps.	428,898	Ps.	460,708	Ps.	387,613

Short-Term Borrowings

The following tables show our short-term borrowings including securities that we sold under reverse repurchase agreements for the purpose of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under reverse repurchase agreements.

	IFRS for the six months ended June 30,
	2011			2012
	Amount		Average rate	Amount		Average rate
Short-Term Borrowings	(Millions of pesos, except percentages)
Reverse repurchase agreements:
At June 30	Ps.	161,729	4.31%	Ps.	167,267	4.13%
Average during year		137,596	4.32		176,811	4.10
Maximum month-end balance		163,554	4.36		206,995	4.14
Short positions:
At June 30(1)		31,419	4.54%		27,513	4.19%
Average during year		14,761	4.28		41,914	4.25
Maximum month-end balance		31,419	4.54		65,300	4.39
Total short-term borrowings at period end	Ps.	193,148	4.43%	Ps.	194,780	4.16%

(1)
This amount forms part of the outstanding balance of “Short positions” in our unaudited condensed consolidated balance sheet.  See note 10 to our unaudited condensed consolidated financial statements included in this prospectus.

	IFRS for the year ended December 31,
	2010			2011
	Amount		Average rate	Amount		Average rate
Short-Term Borrowings	(Millions of pesos, except percentages)
Reverse repurchase agreements:
At December 31	Ps.	112,239	4.41%	Ps.	118,269	4.23%
Average during year		119,483	4.41		141,669	4.27
Maximum month-end balance		128,711	4.43		177,086	4.36
Short positions:
At December 31(1)	Ps.	3,205	4.34%	Ps.	20,432	4.25%
Average during year		16,730	4.41		23,008	4.26
Maximum month-end balance		37,690	4.53		56,423	4.54
Total short-term borrowings at year end	Ps.	115,444	4.41%	Ps.	138,701	4.24%

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. See note 11 to our audited financial statements included in this prospectus.

	Mexican Banking GAAP for the year ended December 31, 2009
	Amount		Average rate
Short-Term Borrowings	(Millions of pesos, except percentages)
At December 31	Ps.	128,582	4.38%
Average during year		117,424	5.28
Maximum month-end balance		144,212	7.59
Total short-term borrowings at year end	Ps.	128,582	4.38%

SUPERVISION AND REGULATION

The following is a summary of certain matters relating to the Mexican banking system, including provisions of Mexican law and regulations applicable to financial institutions in Mexico, and of certain matters related to the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act’s regulation of derivatives.  This summary is not intended to constitute a complete analysis of all laws and regulations applicable to financial institutions in Mexico or of U.S. regulations applicable to such financial institutions.

Introduction

Our operation is primarily regulated by the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras) and the rules and regulations issued by the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP), the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) and the Mexican Central Bank (Banco de México).  The operations of our financial subsidiaries are primarily regulated by the Mexican Banking Law (Ley de Instituciones de Crédito), the Mexican Securities Market Law (Ley del Mercado de Valores), the Mexican Mutual Funds Law (Ley de Sociedades de Inversión) and the rules issued thereunder by the SHCP and the CNBV, as well as rules issued by the Mexican Central Bank and the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB).  The authorities that supervise our financial subsidiaries’ operations are the SHCP, the Mexican Central Bank and the CNBV.

Incorporation of a Financial Group and Subsidiaries

Financial groups are integrated by a number of financial operating entities controlled by a financial services holding company, such as Grupo Financiero Santander.  Such financial operating entities may include banks, brokerage firms, insurance companies, bonding companies, mutual fund operators, mutual funds, auxiliary credit organizations (such as factoring, financial leasing and bond-warehousing companies), Sofoles, Sofomes, foreign exchange service providers and retirement fund administrators.  Financial groups may be comprised by a financial services holding company and any two financial institutions (which may be of the same type of financial institution), provided that a financial group may not be comprised solely by the holding company and two Sofomes and two insurance companies shall be counted as one entity for purposes of the number of entities to form a financial group.

Entities of the same financial group are allowed to (i) act jointly before the public, offer complementary services and publicly act as part of the same financial group; (ii) use similar corporate names; and (iii) conduct their activities in the offices and branches of members of the same financial group.

Pursuant to the Mexican Financial Groups Law, the incorporation of a financial group requires an authorization by the SHCP.  The SHCP may grant or deny such authorization at its own discretion, taking into consideration the opinion of the Mexican Central Bank and the opinion of the CNBV.

The corporate purpose of a financial group’s holding company is to acquire and manage the shares issued by the financial services subsidiaries of the holding company.  In no case shall the financial services holding company perform or execute any of the financial activities authorized to the entities that comprise the financial group.

Financial services holding companies shall at all times own at least 51.0% of the voting shares representing the paid-in capital of each of the financial services companies that comprise the financial group.  Additionally, financial services holding companies may appoint the majority of the members of the Board of Directors of each of its controlled subsidiaries.

The financial services holding company’s bylaws, the Statutory Responsibility Agreement (described below), and any other amendment to such documents, shall be submitted to the approval of the SHCP, which may grant or deny such authorization, taking into consideration the opinion of the Mexican Central Bank and, as the case may be, the opinion of the CNBV or the Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas, or CNSF).

Limitations on Investments in Other Entities

Under the Mexican Financial Groups Law, subsidiaries of a financial services holding company shall not own more than 1.0% of the capital stock of another Mexican financial institution, any shares of the capital stock of their own holding company, of other subsidiaries of their financial services holding company or of entities that are shareholders of the holding company or of other subsidiaries of their financial services holding company.  In addition, entities member of a financial group may not extend credit in connection with the acquisition of their capital stock, the capital stock of their financial services holding company or the capital stock of other subsidiaries of their financial services holding company.  Without the prior approval of the SHCP (which shall take into consideration the opinions of the Mexican Central Bank and the primary Mexican regulatory commission supervising the relevant financial entity), entities member of a financial group may not accept as collateral shares of capital stock of Mexican financial institutions.  Mexican banks may not acquire or receive as collateral certain securities issued by other Mexican banks.  The approval of the SHCP is required prior to acquisition of shares of capital stock of non-Mexican financial entities.

The Mexican Banking Law imposes certain restrictions on investments by Mexican banks, such as our subsidiary Banco Santander Mexico, in equity securities of companies engaged in non-financial activities.  Mexican banks may own equity capital in such companies in accordance with the following guidelines: (i) up to 5.0% of the capital of such companies at any time, without any approval; (ii) more than 5.0% and up to 15.0% of the capital of such companies, for a period not to exceed three years, upon prior authorization of a majority of the members of the bank’s Board of Directors; and (iii) higher percentages and for longer periods, or in companies engaged in new long-term projects or carrying out development related activities, whether directly or indirectly, with prior authorization of the CNBV.  The total of all such investments (divided considering investments in listed and in non-listed companies) made by a bank may not exceed 30.0% of such bank’s Mexican Tier 1 capital.

A Mexican bank, such as our subsidiary Banco Santander Mexico, requires the prior approval of the CNBV to invest in the capital stock of companies that render auxiliary services to such bank and of companies that hold real estate where the offices of the applicable bank may be located.

Under the Mexican Banking Law, the approval of the CNBV is required prior to the merger of a commercial bank with any other entity taking into consideration the opinion of the Mexican Antitrust Commission (Comisión Federal de Competencia) and the favorable opinion of the Mexican Central Bank.

Financial Groups’ Statutory Responsibility

The Mexican Financial Groups Law requires that each financial services holding company, such as Grupo Financiero Santander, enter into an agreement with each of its financial services subsidiaries (the “Statutory Responsibility Agreement”), and Grupo Financiero Santander has entered into such an agreement with its financial services subsidiaries.  Pursuant to such agreement, the financial services holding company is responsible secondarily and without limitation for performance of the obligations incurred by its subsidiaries as a result of the authorized activities of such subsidiaries, and is fully responsible for certain losses of its subsidiaries, up to the total amount of the financial services holding company’s assets.  For such purposes, a subsidiary is deemed to have losses if (i) its shareholders’ equity represents an amount that is less than the amount the subsidiary is required to have as minimum paid-in capital under applicable law, (ii) its capital and reserves are less than the subsidiary is required to have under applicable law, or (iii) in the judgment of the regulatory commission supervising the subsidiary’s activities, the subsidiary is insolvent and cannot fulfill its obligations.

The financial services holding company has to inform the CNBV of the existence or potential existence of any such obligation or loss.  The financial services holding company would only be liable with respect to the obligations of its financial services subsidiaries fifteen business days after the CNBV (or any other principal regulator) delivers notice of its approval of the enforceability of such obligations.  The financial services holding company responds to the losses of its subsidiaries by making capital contributions to such subsidiaries (no later than 30 days counted from the date the applicable losses shall arise).

In the event of a financial services holding company’s statutory responsibility with respect to a bank, IPAB must determine the amount of the preliminary losses of such bank.  The financial services holding company is required to create a capital reserve for the amount of such losses.  The financial services holding company is also required to guarantee the payment of the bank’s losses that are paid by IPAB pursuant to its law.  Such guarantee may be created over the financial services holding company’s assets or over such company’s shares or those of its subsidiaries.  Pursuant to Article 28 Bis of the Mexican Financial Groups Law, any shareholder of the financial services holding company, due to its holding of the shares, accepts that its shares could be posted as guarantee in favor of IPAB, and that such shares will be transferred to IPAB if the financial services holding company is unable to pay any amounts due to IPAB as a result of the bank’s losses.

A financial services holding company is not allowed to pay any dividends or transfer any monetary benefit to its shareholders as of the date on which IPAB determines the bank’s losses up to the date on which the financial services holding company has paid for the bank’s losses.  No subsidiary is responsible for the losses of the financial services holding company or of the financial services holding company’s subsidiaries.

Liabilities

A financial services holding company may only engage on direct or contingent liabilities, or post its assets as guarantee, in the following cases: (i) with respect to its obligations under the Statutory Responsibility Agreement; (ii) transactions with IPAB and with the protection and security fund provided for in the Mexican Securities Market Law, and (iii) with the authorization of the Mexican Central Bank for the case of subordinated debentures of mandatory conversion and the obtainment of short-term loans.

Supervision and Intervention

A financial services holding company is subject to the supervision of the commission that supervises the most important entity of the financial group, as determined by the SHCP.  We are subject to the supervision of the CNBV, which supervises Banco Santander Mexico.  A financial services holding company’s accounting will be subject to the rules authorized by the corresponding commission.

If, as part of its supervision activities, the corresponding commission determines that a financial services holding company has engaged in irregular activities against the applicable financial regulations, the chairman of such commission may impose the corrective measures it deems necessary.  If such measures are not complied with in the period set for such purposes, the relevant commission may declare the administrative intervention (intervención administrativa) of the financial services holding company.

If, in the opinion of the relevant commission, the irregularities of a financial services holding company affect its stability and solvency, and endanger the interests of the public or its creditors, a managerial intervention (intervención gerencial) can be declared by the chairman of the relevant commission, prior resolution of the governing board.  The chairman will appoint a peremptory manager (interventor-gerente).  The peremptory manager will assume the authority of the Board of Directors.  The peremptory manager will have the authority to represent and manage us with the broadest powers under Mexican law and will not be subject to the Board of Directors or the shareholders’ meeting.  The appointment of the peremptory manager must be registered in the Public Registry of Commerce of the corresponding domicile.

Ownership Restrictions; Foreign Financial Affiliates

Ownership of a financial services holding company’s capital stock is no longer limited to specified persons and entities under the Mexican Financial Groups Law.  Financial services holding companies may be formed by a foreign financial institution, as defined in the Mexican Financial Groups Law, with prior authorization from the SHCP.  The capital stock of such a financial services holding company shall be comprised of Series F shares and Series B shares.  Series F shares must represent at all times at least 51% of the issued and outstanding capital stock and may only be owned by a foreign financial institution.  Series F shares may only be transferred with the prior approval of the SHCP, except if such shares are transferred in guarantee or in property to IPAB.  Series B shares can be subscribed by both Mexican and non-Mexican investors, including the relevant foreign financial institution, and may represent up to 49% of the issued and outstanding capital stock.  Our capital stock is divided into Series F shares and Series B shares.

Notwithstanding the above, under the Mexican Financial Groups Law, foreign entities with governmental authority cannot purchase a financial services holding company’s capital stock.  Mexican financial entities, including those that form part of a financial group, cannot purchase a financial services holding company’s capital stock, unless such entities are institutional investors as defined in the Mexican Financial Groups Law.

In addition, pursuant to the Mexican Financial Groups Law and our bylaws, no person or entity or group of persons or entities may acquire (i) more than 2% of our shares, unless any such person or entity notifies the SHCP after the acquisition, (ii) 5% or more of our shares, unless any such person or entity obtains the prior approval by the SHCP, and (iii) 30% or more of our shares, unless any such person or entity (a) obtains the prior approval of the SHCP, and (b) with the approval of the CNBV, undertakes a public tender offer to purchase (x) if the intended acquisition is for shares representing less than 50% plus one of our shares, the greater of an additional 10% of our aggregate outstanding shares or the percentage of additional shares intended to be acquired, or (y) if the intended acquisition is for shares representing more than 50% of our shares, 100% of our aggregate outstanding shares.

A holder that acquires shares in violation of the foregoing restrictions, or in violation of the percentage ownership restrictions, will have none of the rights of a shareholder with respect to such shares and will be required to forfeit such shares in accordance with procedures set forth in the Mexican Financial Groups Law and the Mexican Banking Law.

Banking Regulation

The SHCP, either directly or through the CNBV, possesses broad regulatory powers over the banking system.  Banks are required to report regularly to the financial regulatory authorities.  Reports to bank regulators are often supplemented by periodic meetings between senior management of the banks and senior officials of the CNBV.  Banks must submit their unaudited monthly and quarterly and audited annual financial statements to the CNBV for review, and must publish on their website and in a national newspaper their unaudited quarterly balance sheets and audited annual balance sheets.  The CNBV may order a bank to modify and republish such balance sheets.

Additionally, banks must publish on their website, among other information:

•
the bank’s basic consolidated and audited annual financial statements, together with a report containing the management’s discussion and analysis of the financial statements and the bank’s financial position, including any important changes thereto and a description of the bank’s internal control systems;

•	a description of the bank’s Board of Directors, identifying independent and non-independent directors and their resumes;

•	a description and the total sum of compensation and benefits paid to the members of the Board of Directors and senior officers during the past year;

•	unaudited quarterly financial statements for the periods ending March, June and September of each year, together with any comments thereon;

•	any information requested by the CNBV to approve the accounting criteria and special registries;

•	a detailed explanation regarding the main differences in the accounting used to prepare the financial statements;

•	the credit rating of their portfolio;

•	the capitalization level of the bank, its classification (as determined by the CNBV) and any modifications thereto;

•	financial ratios;

•	a brief summary of the resolutions adopted by any shareholders’ meeting, debenture holders’ meeting, or by holders of other securities or instruments; and

•	the bank’s bylaws.

The CNBV has authority to impose fines for failing to comply with the provisions of the Mexican Banking Law, or regulations promulgated thereunder.  In addition, the Mexican Central Bank has authority to impose certain fines and administrative sanctions for failure to comply with the provisions of the Law of the Mexican Central Bank (Ley del Banco de México) and regulations adopted by it and the Law for the Transparency and Ordering of Financial Services, particularly as violations relate to interest rates, fees and the terms of disclosure of fees charged by banks to clients.  Violations of specified provisions of the Mexican Banking Law are subject to administrative sanctions and criminal penalties.

Licensing of Banks

Authorization of the Mexican government is required to conduct banking activities.  The CNBV, with the approval of its Governing Board and subject to the prior favorable opinion of the Mexican Central Bank, has the power to authorize the establishment of new banks, subject to minimum capital standards, among other things.  Approval of the CNBV is also required prior to opening, closing or relocating offices, including branches, of any kind outside of Mexico or transfer of assets or liabilities between branches.

Intervention

The CNBV, with the approval of its Governing Board, may declare the managerial intervention (intervención) of a banking institution pursuant to Articles 138 through 149 of the Mexican Banking Law (a “CNBV Intervention”).  In addition, the Governing Board of IPAB may also appoint a peremptory manager (administrador cautelar) if IPAB provides liquidity, in accordance with applicable law, to a banking institution.

A CNBV Intervention pursuant to Articles 138 through 149 of the Mexican Banking Law will only occur when (i) during a calendar month, the Capital Ratio of a bank is reduced from a level equal to or below the minimum Capital Ratio required under the Mexican Capitalization Requirements, to 50% or less than such minimum Capital Ratio, (ii) the bank does not maintain the minimum Capital Ratio required under the Mexican Capitalization Requirements, (iii) the CNBV, in its sole discretion, determines the existence of irregularities that may affect the stability or solvency of the bank and, as a result, the interests of the public and of the bank’s creditors, and (iv) if the bank (a) does not timely repay loans or debt securities issued, or (b) does not timely pay deposits or clear checks.

The peremptory manager will be appointed by IPAB, if IPAB has granted extraordinary financial support to a bank in accordance with the Mexican Banking Law.  The peremptory manager appointed by IPAB will assume the authority of the Board of Directors and the shareholders.  The peremptory manager will have the authority to represent and manage the bank with the broadest powers under Mexican law, will prepare and submit to IPAB the bank’s budget (for approval), will be authorized to contract liabilities, make investments, undertake acquisitions or dispositions and incur expenses, is authorized to hire and fire personnel and may suspend operations.  The appointment of the peremptory manager must be registered in the Public Registry of Commerce of the corresponding domicile.

Revocation of a License; Payment of Guaranteed Obligations

Revocation of Banking License.  In the case that the CNBV revokes a license to be organized and operate as a banking institution, IPAB’s Governing Board will determine the manner under which the corresponding banking institution shall be dissolved and liquidated in accordance with Articles 122 Bis 16 through 122 Bis 29 of the Mexican Banking Law.  In such a case, IPAB’s Governing Board may determine to carry out the liquidation through any or a combination of the following transactions: (i) transfer the liabilities and assets of the banking institution in liquidation to another banking institution directly or indirectly through a trust set up for such purposes; (ii) constitute, organize and manage a new banking institution owned and operated directly by IPAB with the exclusive purpose of transferring the liabilities and assets of the banking institution in liquidation; or (iii) any other alternative that may be determined within the limits and conditions provided by the Mexican Banking Law that IPAB considers as the best and least expensive option to protect the interests of bank depositors.

Causes to Revoke a Banking License.  Following are the events upon which the CNBV may revoke a banking license:

(i)	if a shareholder decision is made to request the revocation;

(ii)	if the banking institution is dissolved or initiates liquidation or bankruptcy procedures (concurso mercantil or quiebra);

(iii)
if the banking institution (a) does not comply with any minimum corrective measures ordered by the CNBV pursuant to Article 134 Bis 1 of the Mexican Banking Law, (b) does not comply with any special corrective measure ordered by the CNBV pursuant to such Article 134 Bis 1, or (c) consistently does not comply with an additional special corrective measure ordered by the CNBV;

(iv)	if the banking institution does not comply with the minimum Capital Ratio required under the Mexican Capitalization Requirements; or

(v)	if the banking institution (a) does not timely repay loans or debt securities issued or (b) does not timely pay deposits or clear checks.

Upon publication of the resolution of the CNBV revoking a banking license in the Official Gazette of the Federation (Diario Oficial de la Federación) and in two newspapers of wide distribution in Mexico and registration of such resolution with the corresponding Public Registry of Commerce, the relevant banking institution will be dissolved and liquidation will be initiated.  Upon liquidation or declaration of bankruptcy of a banking institution, IPAB is required to proceed to make payment of all guaranteed obligations of the relevant banking institution in accordance with the terms and conditions set forth in the Mexican Banking Law and the IPAB Law.

Obligations of a banking institution in liquidation that are not considered “guaranteed obligations” pursuant to the IPAB Law, and that are not effectively transferred out of the insolvent banking institution, will be treated as follows:

(i)	term obligations will become due (including interest accrued);

(ii)
unpaid principal amounts, interest and other amounts due in respect of unsecured obligations denominated in pesos or UDIs (a peso-equivalent unit of account indexed for Mexican inflation) will cease to accrue interest;

(iii)
unpaid principal amounts, interest and other amounts due in respect of unsecured obligations denominated in foreign currencies, regardless of their place of payment, will cease to accrue interest and will be converted into pesos at the prevailing exchange rate determined by the Mexican Central Bank;

(iv)
secured liabilities, regardless of their place of payment will continue to be denominated in the agreed currency, and will continue to accrue ordinary interest, up to an amount of principal and interest equal to the value of the assets securing such obligations;

(v)	obligations subject to a condition precedent, shall be deemed unconditional; and

(vi)
obligations subject to a condition subsequent, shall be treated as if the condition had occurred, and the relevant parties will have no obligation to return the benefits received during the period in which the obligation subsisted.

Liabilities owed by the banking institution in liquidation will be paid in the following order of preference (i) liquid and enforceable labor liabilities, (ii) secured liabilities, (iii) tax liabilities, (iv) liabilities to IPAB, as a result of the partial payment of obligations of the banking institution supported by IPAB in accordance with the Mexican Banking Law, (v) bank deposits, loans and credits as provided by Article 46, Sections I and II of the Mexican Banking Law, to the extent not transferred to another banking institution, as well as any other liabilities in favor of IPAB different from those referred to in clause (iv) above, (vi) any other liabilities other than those referred to in the following clauses, (vii) preferred subordinated debentures, (viii) non-preferred subordinated debentures, and (ix) the remaining amounts, if any, shall be distributed to shareholders.

Financial Support

Determination by the Financial Stability Committee.  The Financial Stability Committee, or FSC, includes representatives of the SHCP, the Mexican Central Bank, the CNBV and IPAB.  In the case that the FSC determines that if a bank were to default on its payment obligations and such default may (i) generate severe negative effects in one or more commercial banks or other financial entities, endangering their financial stability or solvency, and such circumstance may affect the stability or solvency of the financial system, or (ii) result in the operation of the payments’ system to be put at risk, then the FSC may determine, on a case-by-case basis, that a general percentage of all of the outstanding obligations of the troubled bank that are not considered “guaranteed obligations” under the IPAB Law and guaranteed obligations in amounts equal to or higher than the amount set forth under Article 11 of the IPAB Law (400,000 UDIs per person per entity), be paid as a means to avoid the occurrence of any of such circumstances.  Notwithstanding the foregoing, under no circumstance may transactions such as liabilities or deposits in favor of shareholders, members of the Board of Directors and certain senior officers, and certain illegal transactions or the liabilities resulting from the issuance of subordinated debentures, be covered or paid by IPAB or any other Mexican governmental agency.

Types of Financial Support.  In the case that the FSC makes the determination referred to in the prior paragraph, then IPAB’s Governing Board will determine the manner according to which the troubled commercial bank will receive financial support, which may be through either of the following options:

(a)
If the FSC determines that the full amount of all of the outstanding liabilities of the relevant troubled bank (guaranteed and non-guaranteed) must be paid, then the financial support may be implemented through (i) capital contributions granted by IPAB in accordance with the Mexican Banking Law, or (ii) credit support granted by IPAB also in accordance with the Mexican Banking Law, and in either case the CNBV shall refrain from revoking the banking license granted to such commercial bank.

(b)
If the FSC determines that less than the full amount of all the outstanding liabilities of the troubled commercial bank (guaranteed and non-guaranteed) must be paid, then the support will consist of transferring the assets and liabilities of such bank to any third party, as set forth in the Mexican Banking Law.

Conditional Management Regime.  As an alternative to revoking the banking license, a new conditional management regime was created, which can be established in respect of commercial banks with a Capital Ratio below the minimum required pursuant to the Mexican Capitalization Requirements.  To adopt this regime, the relevant bank, with prior approval of its shareholders, must voluntarily request from the CNBV the application of the conditional management regime.  To qualify for such regime, the relevant commercial bank should (i) deliver to the CNBV a plan for the reconstitution of its capital, and (ii) transfer at least 75% of its shares to an irrevocable trust.

Banking institutions with a Capital Ratio equal to or below 50% of the minimum Capital Ratio required by the Mexican Capitalization Requirements may not adopt the conditional management regime.

Capitalization and Corrective Measures

The minimum subscribed and paid-in capital for banks is set in accordance with the transactions in which it may engage.  Pursuant to the General Rules Applicable to Mexican Banks, banks may participate in any of the activities and render the services as provided under the Mexican Banking Law, as well as those permitted under other laws.

The minimum equity capital required for banks that engage in all banking activities under the Mexican Banking Law (such as Banco Santander Mexico) is 90,000,000 UDIs (approximately Ps.422.2 million as of December 31, 2011).  The minimum equity capital may vary from 54,000,000 UDIs to 36,000,000 UDIs for limited-purpose banks, depending on the activities each bank is allowed to carry out.

Banks are required to maintain a net capital (capital neto) relative to market risk, risk-weighted assets and operation risk, which may not be less than the capital required in respect of each type of risk.  The Mexican Capitalization Requirements set forth the methodology to determine the net capital relative to market risk, risk-weighted assets and operations risk.  Under the relevant regulations, the CNBV may impose additional capital requirements and the Mexican Central Bank may, with the CNBV’s recommendation, grant temporary exemptions to such requirements.  The Mexican Capitalization Requirements provide capitalization standards for Mexican banks similar to international capitalization standards, particularly with respect to the recommendations of the Basel Committee on Banking Regulations and Supervisory Practices, or the Basel Committee, which includes the supervisory authorities of twelve major industrial countries.

The General Rules Applicable to Mexican Banks, classify Mexican banks in several categories based on their Capital Ratio.  The corrective measures referred to below are determined based on the following classifications:

Class	Capital ratio
Class I	Equal to or greater than 10%
Class II	Equal to or greater than 8% and less than 10%
Class III	Equal to or greater than 7% and less than 8%
Class IV	Equal to or greater than 4% and less than 7%
Class V	Less than 4%

The General Rules Applicable to Mexican Banks require Mexican banks to maintain a minimum Capital Ratio of 10.0% to avoid the imposition of corrective measures.

Aggregate net capital consists of Tier 1 capital and Tier 2 capital.  At all times, Tier 1 capital must represent at least 50.0% of our aggregate net capital.  The Mexican Capitalization Requirements subtract from Tier 1 capital, among other things, certain subordinated debt instruments, capital investments in certain financial entities and in non-financial, non-publicly traded companies, certain investments in the equity of venture-capital funds and investments in related companies, reserves pending creation, loans and other transactions that contravene applicable law, and intangibles (including goodwill).

The Mexican Capitalization Requirements authorize banks to issue capitalization instruments.  The proceeds from these instruments may constitute Tier 1 or Tier 2 capital depending on their terms.  However, such proceeds may only qualify as Tier 1 capital up to an amount not greater than 15.0% of aggregate net Tier 1 capital (without taking into account other convertible and non-convertible subordinated debentures).

Every Mexican bank must create certain legal reserves (fondo de reserva de capital), included as part of Tier 1 capital.  Banks must allocate 10.0% of their net income to such reserve each year until the legal reserve equals 100.0% of their paid-in capital (without adjustment for inflation).  The balance of net income, to the extent not distributed to shareholders, is added to the retained earnings account.  Under Mexican law, dividends may not be paid out of the legal reserve.  Under Mexican law, at least 5% of our net income (on an unconsolidated basis and after payment of employee profit sharing and other deductions required by Mexican law) must be allocated annually to a legal reserve fund until such fund reaches an amount equal to at least 20% of our paid-in capital (without adjustment for inflation).  As of June 30, 2012, we and our subsidiaries had set aside an aggregate of Ps.8,918 million in legal reserves (including Ps.291 million in legal reserves for Grupo Financiero Santander on an individual basis) compared to aggregate paid-in capital of Ps.44,816 million (without adjustment for inflation) (including the paid-in capital of Ps.25,658 million of Grupo Financiero Santander on an individual basis), in each case as determined in accordance with Mexican Banking GAAP.

The Banking Law and the General Rules Applicable to Mexican Banks establish the minimum corrective and special additional measures that banks must fulfill according to the category in which they were classified.  These corrective measures are designed to prevent and, when necessary, correct the operations of the banks that could negatively affect their solvency or financial stability.  The CNBV is required to notify the relevant bank in writing of the corrective measures that it must observe, as well as verify its compliance of corrective measures imposed.  Such corrective measures include:

(a)
requiring the bank to (x) inform the board of directors about the bank’s classification, as well as the causes that motivated such classification, and submit a detailed report containing a comprehensive evaluation of the bank’s financial situation, its level of compliance with the regulatory framework and the main indicators that reflect the degree of stability and solvency of the bank, (y) include in such report any observations mandated, in accordance with their respective scope of authority, by each of the CNBV and the Mexican Central Bank and (z) report in writing the financial situation to the chief executive officer and chairman of the board of directors of the bank or the board of directors of the bank’s holding company, in the event the bank is part of a financial group;

(b)
requiring the bank’s board of directors to (y) within no more than 15 business days, submit to the CNBV, for its approval, a plan for capital restoration that will result in an increase in its Capital Ratio, which may contemplate a program for improvement in operational efficiency, streamlining costs and increasing profitability, the carrying out of contributions to the capital and limits to the operations that the banks may carry out in compliance with their bylaws, or to the risks derived from such operations.  The capital restoration plan shall be approved by such bank’s board of directors before being presented to the CNBV.  The bank shall determine in the capital restoration plan that, in accordance with this subsection, it must submit, periodic targets, as well as the date in which the capital of such bank will get the capitalization level required in accordance with the applicable provisions.  The CNBV, through its governing board, must resolve all that corresponds to the capital restoration plan that has been presented to them, in a maximum of 60 calendar days from the date the plan was submitted; and (z) comply with the plan within the period specified by the CNBV, which in no case may exceed 270 calendar days starting the day after the bank was notified of the respective approval.  To determine the period for the completion of the restoration plan, the CNBV shall take into consideration the bank’s category, its financial situation, as well as the general conditions prevailing in the financial market.  The CNBV, by agreement of its governing board, may extend the deadline once by a period that will not exceed 90 calendar days.  The CNBV will monitor and verify compliance with the capital restoration plan, without prejudice of the provenance of other corrective measures depending on the category in which the corresponding bank is classified;

(c)
requiring the bank to suspend any payment of dividends to its shareholders, as well as any mechanism or act that involves the transfer of any economic benefits.  If the bank belongs to the holding company, the measure provided in this subsection will apply to the holding company to which the bank belongs, as well as the financial entities or companies that are part of such holding company.  This restriction on the payment of dividends for entities that are part of the same financial group will not apply in the event the dividend is being applied to the capitalization of the bank;

(d)	requiring the bank to suspend any capital stock buyback programs of the bank and, in the event the bank belongs to a financial group, also the programs of the holding company of such group;

(e)
requiring the bank to postpone or cancel the interest payments on outstanding subordinated debt and, when applicable, defer the payment of the principal or exchange the debt into shares of the bank in the amount necessary to cover the capital deficiency, in advance and proportionately, according to the nature of such obligations.  This corrective measure will be applicable to those obligations that are identified as subordinated debt in their indenture or issuance document;

(f)
requiring the bank to suspend payment of any extraordinary benefits and bonuses that are not a component of the ordinary salary of the chief executive officer or any officer within the next two levels, as well as not granting any new benefits in the future for the chief executive officer and the officers until the bank complies with the minimum levels of capitalization required by the CNBV in accordance with the provisions referred to in Article 50 of the Mexican Banking Law;

(g)	requiring the bank to refrain from increasing outstanding amounts of any credit granted to any individual who is a related party.

When a bank complies with the capitalization requirements set forth in Article 50 of the Mexican Banking Law and the provisions that derive therefrom, it will be classified in the category with banks that meet such a minimum and the CNBV has the authority, at its discretion, to order the implementation of corrective measures, which may include:

(a)
requiring the bank to (x) inform its board of directors of the bank’s classification, as well as the causes that motivated it, and submit a detailed report containing a comprehensive evaluation of the bank’s financial situation, its level of compliance with the regulatory framework and the main indicators that reflect the degree of stability and solvency of the bank, (y) include in such report any observations mandated by the CNBV and the Mexican Central Bank, within their respective powers, and (z) report the financial situation to the chief executive officer and chairman of the board to the bank’s parent company, in the event the bank is part of a financial group; and

(b)	requiring the bank to refrain from participating in transactions that would cause its Capital Ratio to drop below the required minimum pursuant to the applicable provisions.

Regardless of the capitalization level of the banks, the CNBV may order the implementation of additional and special corrective measures.  The additional and special corrective measures that, if applicable, the banks must comply with are the following: (a) define the concrete actions that it will carry out in order not to deteriorate its Capital Ratio; (b) hire the services of external auditors or any other specialized third person for special audits on specific issues; (c) refrain from agreeing to increases in the salaries and benefits of the officers and employees in general, except for agreed salary revisions and in compliance with labor rights; (d) substitute officers, members of the board or external auditors with appointed persons occupying the respective positions; or (e) undergo other actions or be subject to other limitations as determined by the CNBV, based on the result of its functions of monitoring and inspection, as well as with sound banking and financial practices.

On July 26, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, reached broad agreement on the overall design of a capital and liquidity reform package for internationally active banking organizations around the world, known as Basel III, which includes, among other things, the definition of capital, the treatment of counterparty credit risk, the leverage ratio and the global liquidity standard.  On September 12, 2010, the Basel Committee announced a substantial strengthening of existing capital requirements in connection with Basel III.  The full text of the Basel III rules and the results of a quantitative impact study to determine the effects of the reforms on banking organizations were published on December 16, 2010.

The CNBV announced to the Mexican banks in 2011 that the proposed change in order to implement Basel III will take place during 2012, but that its effectiveness is not expected until 2013.  However, the exact date remains uncertain and we are waiting for the final regulations of the CNBV in relation to the Basel III capital requirement.  According to our estimates, we believe Banco Santander Mexico and its subsidiaries will be above the minimum capital requirement (10.5% capital ratio).

While the short- and long-term impact of any implementation of Basel III in Mexico remains uncertain, Basel III is expected to impose higher minimum capital requirements on banking institutions, as well as a capital conservation buffer that can be used by banks to absorb losses during periods of financial and economic stress.  We cannot predict the extent to which any of the Basel framework will be implemented under Mexican law.

Reserve and Compulsory Deposit Requirements

The compulsory reserve requirement is one of the monetary policy instruments used as a mechanism to control the liquidity of the Mexican economy to reduce inflation.  The objective of the Mexican Central Bank’s monetary policy is to maintain the stability of the purchasing power of the Mexican peso and in this context, to maintain a low inflation level.  Given the historic inflation levels in Mexico, the efforts of the Mexican Central Bank have been directed towards a restrictive monetary policy.

Under the Law of the Mexican Central Bank, the Mexican Central Bank has the authority to determine the percentage of the liabilities of financial institutions that must be deposited in interest or non-interest-bearing deposits with the Mexican Central Bank (Depósitos de Regulación Monetaria).  These deposits may not exceed 20% of the aggregate liabilities of the relevant financial institution.  The Mexican Central Bank also has the authority to order that 100% of the liabilities of Mexican banks resulting from specific funding purposes, or pursuant to special legal regimes, be invested in specific assets created in respect of any such purpose or regime.

The Mexican Central Bank imposes reserve and compulsory deposit requirements on Mexican commercial banks.  Bulletin 36/2008 published on August 1, 2008, stated that the total compulsory reserve deposit required of Mexican commercial banks was Ps.280.0 billion, which had to be deposited in eight installments by eight deposits of Ps.35.0 billion each on August 21 and 28; September 4, 11, 18 and 25; and October 2 and 9, 2008.  The amount of the deposit that each bank had to make was determined based on each bank’s pro rata share of total Mexican financial institution time deposits allocated as of May 31, 2008.

The compulsory deposit reserves required under the terms of the Bulletin 36/2008 have an indefinite term.  During the time these reserves are maintained on deposit with the Mexican Central Bank, each banking institution receives interest on such deposits every 28 days.  The Mexican Central Bank will provide advance notice of the date and the procedure to withdraw the balance of these compulsory deposits at such time, if any, that the compulsory deposit reserves are suspended or terminated.

Classification of Loans and Allowance for Loan Losses

The loan classification and rating rules set forth under the General Rules Applicable to Mexican Banks, provide a methodology to classify (i) consumer loans (i.e., each of credit card exposure and loans to individuals, divided as separate groups), considering as principal elements (a) for credit card exposure, the possibility of non-payment and potential losses, and (b) for loans to individuals, the possibility of non-payment, potential losses (taking into account collateral and guarantees received), and credit exposure (net of reserves created); (ii) mortgage loans (i.e., residential, including loans for construction, remodeling or improvements), considering as principal elements delinquency periods, possibility of non-payment and potential losses (taking into account collateral and guarantees received); and (iii) commercial loans, based principally on an evaluation of the borrower’s ability to repay its loan (including country risk, financial risk, industry risk and payment history) and an evaluation of the related collateral and guarantees.  The loan classification and rating rules also permit banks, subject to prior approval by the CNBV, to develop and adopt specific internal procedures within certain parameters to grade the loans in their loan portfolio.  Generally, our subsidiaries follow the methodology set forth in the loan classification and rating rules.  However, with respect to our commercial, corporate and financial institutions portfolios, we have requested and received permission from the CNBV to use a proprietary methodology to determine loan loss reserves as an alternative to the standard methodology starting as of January 1, 2012.  Our approach is based on the Foundation Internal Ratings-Based Approach as defined in the Basel II accords and is based on the evaluation of four main factors: country risk, financial risk, industry risk and payment performance.  This results in an overall determination of debtor risk, which is then applied to each loan operation and mitigated by any collateral to obtain a risk grade which is associated to a provision factor.  We have a mapping between this risk grade and the internal customer rating that has been approved by the CNBV.  Our proprietary methodology predicts expected losses more accurately than the standard methodology because it is based on the particular characteristics of our portfolio, whereas the standard methodology approved by the CNBV is based on the Mexican banking sector as a whole, which has a higher risk profile than us.  While our proprietary methodology has resulted in the calculation of probabilities of default that are lower than the probabilities of default calculated and established by the CNBV in its standard methodology, the use of a proprietary methodology does not necessarily result in a reduction of capital requirements or provisions.  As we describe in note 2.g to our consolidated financial statements included in this prospectus, we do not use this proprietary methodology to determine loan loss reserves for our corporate, commercial and financial institution portfolios for the purpose of our IFRS financial statements.

The loan classification and rating rules require that consumer loans to individuals be stratified on a loan-by-loan basis, considering the type of loan, amounts due, the number of unpaid billing periods applicable to the relevant loans, collateral received and other factors that may influence delinquency, on an expected loss basis; and that a statutory percentage be applied to loans that are past due for each level, as a means to create reserves.  As we describe in note 2.g to our consolidated financial statements, we estimate our reserves under IFRS using exposure at default, probability of default and loss given default, a method that complies with IAS 39 and differs from the one used under the General Rules Applicable to Mexican Banks.

Reserves created in accordance with Mexican Banking GAAP may be decreased as the maturity of the applicable loan approaches and past due payments are made.  Credit card loans must be reserved, on a loan-by-loan basis, considering amounts due, amounts paid to the relevant date, credit limits, and minimum payments required.  Consumer loans to individuals may be classified as A, B, C, D or E, depending upon the percentage of reserves required (from 0% to 100%); credit card consumer loans may be classified as A, B-1, B-2, C, D or E also depending upon the percentage of reserves required.

Under the loan classification and rating rules, mortgage loans must also be stratified on a loan-by-loan basis, considering the number of unpaid monthly installments applicable to the relevant loans, the current loan-to-value ratio and other factors that may influence the recovery process, on an expected loss basis; and a statutory percentage must be applied to loans that are past due for each level, as a means to create reserves.  Mortgage loans to individuals may be classified as A, B, C, D or E, depending upon the percentage of reserves required (ranging from 0% to 100%).

The loan classification and rating rules establish the following categories corresponding to levels of risk and applicable reserves and set forth procedures for the grading of commercial loans: A-1, A-2, B-1, B-2, B-3, C-1, C-2, D and E.

The grading of commercial loan portfolios is determined by an analysis of the financial risk, industry risk, country risk and the credit experience, which include the following risk factors: financial structure and payment capacity, sources of financing, administration and decision making, integrity of the financial information, market position and the specific collateral or guarantees that cover the credits.  Loans to government entities, such as states and municipalities, must also be graded considering financial risk, historical behavior and credit experience, the specific collateral or guarantees that cover the credits, and other factors established by the CNBV.

The loan classification and rating rules require that Mexican banks grade their commercial loan portfolio (except loans made to or guaranteed by the Mexican federal government) as of the end of each quarter and the classification must be reported to the CNBV.  The classification of mortgage and consumer loans is required to be made monthly and reported to the CNBV.

The loan loss reserves are held in a separate account on our balance sheet and all write-offs of uncollectible loans are charged against this reserve.  Mexican banks are required to obtain authorization from their Board of Directors to write-off loans.

The determination of the allowance for loan losses, particularly for commercial loans, requires management’s judgment.  The loan loss reserve calculation that results from using the estimated and prescribed loss percentages may not be indicative of future losses.  Differences between the estimate of the loan loss reserve and the actual loss will be reflected in our financial statements at the time of charge-off.

IFRS loan loss reserve requirements differs in certain significant respects from the loan loss reserve requirements under Mexican Banking GAAP.  Under IFRS, we estimate the impairment of loans and receivables using an incurred loss model, which is based on our historical experience of impairment and other circumstances known at the time of assessment.  Such IFRS criteria differ from the related criteria for Mexican Banking GAAP under which impairment losses are determined using prescribed formulas that are based primarily on an expected losses model.  The expected loss model formulas are developed by the CNBV using losses information compiled from the Mexican lending market as a whole, which may differ significantly from our credit loss experience.  Furthermore, the risk weighting of assets under IFRS is determined using the most important factors that contribute to explaining the situation of the portfolio whereas risk weighting of assets under Mexican Banking GAAP is determined by the CNBV based on market experience during an observation period.

Liquidity Requirements for Foreign Currency-Denominated Liabilities

Pursuant to regulations of the Mexican Central Bank, the total amount of maturity-adjusted (by applying a factor, depending upon the maturity of the relevant liability) net liabilities denominated or indexed to foreign currencies that Mexican banks, their subsidiaries or their foreign agencies or branches may maintain (calculated daily), is limited to 1.83 times the amount of their Tier 1 capital.  To calculate such limit, maturity-adjusted foreign currency-denominated or indexed assets (including liquid assets, assets with a maturity of less than one year, short term derivatives and spot foreign exchange transactions) are subtracted from maturity-adjusted foreign currency-denominated or indexed liabilities, and the aforementioned factor is applied to the resulting amount.

The maturity-adjusted net liabilities of Mexican banks denominated or indexed to foreign currencies (including dollars) are subject to a liquidity coefficient (i.e., to maintaining sufficient foreign currency-denominated or indexed liquid assets).  These permitted liquid assets include, among others:

•	United States dollar-denominated cash or cash denominated in any other currency freely convertible;

•	deposits with the Mexican Central Bank;

•
treasury bills, treasury bonds and treasury notes issued by the United States government or debt certificates issued by agencies of the United States government, which have the unconditional guarantee of the United States government;

•	demand deposits or one to seven-day deposits in foreign financial institutions rated at least P-2 by Moody’s Investors Service, Inc., or Moody’s, or A-2 by Standard & Poor’s Rating Services, or S&P;

•	investments in mutual or similar funds or companies approved by the Mexican Central Bank, that satisfy certain requirements; and

•	unused lines of credit granted by foreign financial institutions rated at least P-2 by Moody’s or A-2 by S&P, subject to certain requirements.

Such liquid assets may not be posted as collateral, lent or be subject to repurchase transactions or any other similar transactions that may limit their transferability.

Banco Santander Mexico is in compliance with the applicable reserve requirement and liquidity coefficients in all material aspects.

Lending Limits

In accordance with the General Rules Applicable to Mexican Banks, limits relating to the diversification of a bank’s lending transactions are determined in accordance with the bank’s compliance with Mexican Capitalization Requirements.  For a bank with:

•
a Capital Ratio greater than 8.0% and up to 9.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank, is limited to 12.0% of the bank’s Tier 1 capital;

•
a Capital Ratio greater than 9.0% and up to 10.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 15.0% of the bank’s Tier 1 capital;

•
a Capital Ratio greater than 10.0% and up to 12.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 25.0% of the bank’s Tier 1 capital;

•
a Capital Ratio greater than 12.0% and up to 15.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 30.0% of the bank’s Tier 1 capital; and

•	a Capital Ratio greater than 15.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 40.0% of the bank’s Tier 1 capital.

These lending limits are required to be measured on a quarterly basis.  The CNBV has discretion to reduce the aforementioned limits, if internal control systems or the risk management of the bank is inadequate.

The following financings are exempt from these lending limits:  (i) financings guaranteed by unconditional and irrevocable security interests or guarantees, that may be enforced immediately and without judicial action, granted by foreign financial institutions with investment grade ratings and established in a country member of the European

Union or the Organization for Economic Cooperation and Development (which guarantees must be accompanied with a legal opinion as to their enforceability), (ii) securities issued by the Mexican government and financings made to the Mexican government, Mexican local governments (subject to such financings being guaranteed by the right to receive certain Federal taxes), the Mexican Central Bank, the IPAB and development banks guaranteed by the Mexican government, and (iii) cash (transferred to the bank lender under a deposit that may be freely disposed of by the lender).  However, such financings may not exceed 100% of a bank’s Tier 1 capital.

Likewise, financings granted to Sofomes for which the bank owns at least 99% of its capital stock, are exempted from the aforementioned limits, but such financings may not exceed 100% of a bank’s Tier 1 capital; in turn, the controlled Sofomes maintain or grant financing (regardless of the origin of the resources) to a person or a group of persons representing common risk, such financing shall comply with the aforementioned limits.

The aggregate amount of financings granted to the three largest borrowers of a bank may not exceed 100.0% of the bank’s Tier 1 capital.

Banks are required to disclose, in the notes to their financial statements, (i) the number and amount of financings that exceed 10.0% of Tier 1 capital, and (ii) the aggregate amount of financings made to their three largest borrowers.

Funding Limits

In accordance with the General Rules Applicable to Mexican Banks, Mexican banks are required to diversify their funding risks.  In particular, a Mexican bank is required to notify the CNBV, on the business day following the occurrence of the event, in the event it receives funds from a person or a group of persons acting in concert that represent in one or more funding transactions more than 100% of such bank’s Tier 1 capital.  None of the liabilities of Banco Santander Mexico to a person or group of persons exceeds the 100% threshold.

Related Party Loans

Pursuant to the Mexican Banking Law, the total amount of the transactions with related parties may not exceed 50% of the bank’s Tier 1 capital.  For the case of loans and revocable credits, only the disposed amount will be counted.  See “Related Party Transactions—Loans to Related Parties.”

Foreign Currency Transactions

Mexican Central Bank regulations govern transactions by banks denominated in foreign currencies.  Mexican banks may, without any specific additional approval, engage in spot, foreign exchange transactions (i.e., transactions having a maturity not exceeding four business days).  Other foreign currency transactions are deemed derivative transactions and require approvals as discussed below.  At the end of each trading day, banks are generally obligated to maintain a balanced foreign currency position (both in the aggregate and by currency).  However, short and long positions are permitted in the aggregate, so long as such positions do not exceed 15% of a bank’s Tier 1 capital.  In addition, Mexican banks must maintain liquid assets, prescribed by regulations issued by the Mexican Central Bank, in connection with maturities of obligations denominated in foreign currencies (as discussed under “—Liquidity Requirements for Foreign Currency-Denominated Liabilities” above).

Derivative Transactions

The Mexican Central Bank has issued rules that apply to derivative transactions entered into by Mexican banks.  Mexican banks are permitted to enter into swaps, credit derivatives, forwards and options with respect to the following underlying assets:

•	specific shares, groups of shares or securities referenced to shares, that are listed in a securities exchange,

•	stock exchange indexes,

•	Mexican currency, foreign currencies and UDIs (a peso-equivalent unit of account indexed for Mexican inflation),

•	inflation indexes,

•	gold or silver,

•	wheat, corn, soybean and sugar,

•	swine meat,

•	natural gas,

•	aluminum and copper,

•	rice, sorghum, cotton, oats, coffee, orange juice, cocoa, barley, cattle, swine, milk, canola, soybean oil and soybean paste,

•	nominal or real interest rates with respect to any debt instrument,

•	loans or other advances, and

•	futures, options and swaps with respect to the underlying assets mentioned above.

Mexican banks require an express general approval, issued in writing by the Mexican Central Bank, to enter into, as so-called intermediaries, derivative transactions, with respect to each class or type of derivative.  Mexican banks that have not received the relevant general approval, would require a specific approval from the Mexican Central Bank to enter into such derivative transactions (or even if in possession of such general approval, to enter into derivative transactions with underlying assets different from the assets specified above).  Mexican banks may, however, enter into derivatives without the authorization of the Mexican Central Bank, if the exclusive purpose of such derivatives is to hedge the relevant bank’s existing risks.  Authorizations may be revoked if, among other things, the applicable Mexican bank fails to comply with Mexican Capitalization Requirements, does not timely comply with reporting requirements, or enters into transactions that contravene applicable law or sound market practices.

Banks that execute derivative transactions with related parties or with respect to underlying assets of which the issuer or debtor are related parties, shall comply with the corresponding limits set forth in the Mexican Banking Law in respect of related party transactions.

Institutions may collateralize derivative transactions through cash deposits, receivables and/or securities of its portfolio.  Derivative transactions that are entered into in OTC markets, may be collateralized only when the counterparties are credit institutions, brokerage firms, foreign financial institutions, mutual funds, pension fund managers, Sofoles, and any other counterpart authorized by the Mexican Central Bank.  Mexican banks are required to periodically inform their Board of Directors with respect to the derivative transactions entered into, and whether or not the Mexican bank is in compliance with limits imposed by the Board of Directors and any applicable committee.  Mexican banks must also inform the Mexican Central Bank periodically of derivative transactions entered into and whether any such transaction was entered into with a related party.  Derivatives must be entered into pursuant to master agreements that must include international terms and guidelines, such as ISDA master agreements and master agreements approved for the domestic market.

Banco Santander Mexico has received approval from the Mexican Central Bank to engage in swaps, forwards and options related to stocks, indices, currencies and interest rates.

Restrictions on Liens and Guarantees

Under the Mexican Banking Law, banks are specifically prohibited from (i) pledging their securities or other assets as collateral, except (a) if the Mexican Central Bank or the CNBV so authorizes, including as described above with respect to derivative transactions, or (b) for obligations in favor of the Mexican Central Bank, IPAB, Mexican development banks or governmental trusts, and (ii) guaranteeing the obligations of third parties, except, generally, in connection with letters of credit and bankers’ acceptances.

Bank Secrecy Provisions; Credit Bureaus

Pursuant to the Mexican Banking Law, a Mexican bank may not provide any information relating to the identity of its customers or specific deposits, services or any other banking transactions (including loans) to any third parties (including any purchaser, underwriter or broker, or holder of any of the bank’s securities), other than (i) the depositor, debtor, accountholder or beneficiary and their legal representatives or attorneys-in-fact, (ii) judicial authorities in trial proceedings in which the accountholder is a party or defendant, (iii) the Mexican federal tax authorities for tax purposes, (iv) the SHCP for purposes of the implementation of measures and procedures to prevent terrorism and money laundering, (v) the Federal Auditor (Auditoría Superior de la Federación), to exercise its supervisory authority, (vi) the supervisory unit of the Federal Electoral Agency, and (vii) the federal attorney general’s office (Procuraduría General de la República) for purposes of criminal proceedings, among others.  In most cases, the information needs to be requested through the CNBV.

The CNBV is authorized to furnish foreign financial authorities with certain protected information under the Mexican bank secrecy laws, provided that an agreement must be in effect between the CNBV and such authority for the reciprocal exchange of information.  The CNBV must abstain from furnishing information to foreign financial authorities if, in its sole discretion, such information may be used for purposes other than financial supervision, or by reason of public order, national security or any other cause set forth in the relevant agreement.

Banks and other financial entities are allowed to provide credit-related information to duly authorized Mexican credit bureaus.

Money Laundering Regulations

Mexico has in effect rules relating to money laundering; the most recent set of rules have been in effect since April 21, 2009 and have subsequently been amended (the “Money Laundering Rules”).

Under the Money Laundering Rules, our subsidiaries operating in the financial sector are required to satisfy various requirements, including:

•
the establishment and implementation of procedures and policies, including client identification and know-your-customer policies, to prevent and detect actions, omissions or transactions that might favor, assist or cooperate in any manner with terrorism or money laundering activities (as defined in the Mexican Federal Criminal Code (Código Penal Federal));

•	implementing procedures for detecting relevant, unusual and suspicious transactions (as defined in the Money Laundering Rules);

•	reporting of relevant, unusual and suspicious transactions to the SHCP, through the CNBV; and

•
the establishment of a communication and control committee (which, in turn, must appoint a compliance officer) in charge of, among other matters, supervising compliance with anti-money laundering provisions.

Our subsidiaries operating in the financial sector are also required to organize and maintain a file before opening an account or entering into any kind of transaction, for the identification of each client (each, an “Identification File”).

An individual’s Identification File shall include, among other information, a copy of the following documentation or data (which must be maintained and updated): (i) full name, (ii) date of birth, (iii) nationality and country of birth, (iv) tax identification number and the certificate evidencing the tax identification number issued by the SHCP or the population registry identification number and evidence thereof issued by the Ministry of Interior, as the case may be, (v) occupation, profession, main activity or line of business, (vi) complete domicile (including telephone number), (vii) e-mail address, if any, and (viii) advanced electronic signature series number, when applicable.

An entity’s Identification File shall include, among other information, a copy of the following documentation or data (which must be maintained and updated): (i) corporate name, (ii) domicile, (iii) nationality, (iv) name of the sole administrator, the members of the Board of Directors, the general manager or any relevant attorney-in-fact, (v) main activity or line of business, (vi) tax identification number and the certificate evidencing the tax identification number issued by the SHCP, (vii) advanced electronic signature series number, when applicable, and (viii) copy of the public deed containing its constitutive documents.

Identification Files shall be maintained for the complete duration of the corresponding agreement entered into with such client, and for a minimum term of ten years from the date such agreement is terminated.

Under the Money Laundering Rules, our subsidiaries operating in the financial sector must provide to the SHCP, through the CNBV, (i) quarterly reports (within ten business days from the end of each quarter) with respect to transactions equal to, or exceeding, U.S.$10,000, (ii) monthly reports (within 15 business days from the end of the month) with respect to international funds transfers, received or sent by a client, with respect to transactions equal to, or exceeding, U.S.$10,000, (iii) reports of unusual transactions, within 60 calendar days counted from the date an unusual transaction is detected by our financial subsidiaries’ systems, and (iv) periodic reports of suspicious transactions, within 60 calendar days counted from the date the suspicious transaction is detected.

In June 2010 new regulations were issued by the SHCP, as amended in September and December 2010 and August 2011, which restrict cash transactions denominated in U.S. dollars that may be entered into by Mexican banks.  Pursuant to such regulations, Mexican banks are not permitted to receive physical cash amounts, in U.S. dollars, from individuals in excess of U.S.$4,000 per month for deposits.  Mexican banks are also not permitted to receive physical cash amounts, in U.S. dollars, from their corporate clients, except in very limited circumstances.

Also, Mexican banks are not permitted to receive physical cash amounts, in U.S. dollars, from individuals, in excess of U.S.$300 per day for individual foreign exchange transactions.  In each case, the monthly amount per individual for such transactions cannot exceed U.S.$1,500.

In addition, the newly enacted regulations set forth certain reporting obligations for Mexican banks regarding their U.S. dollar cash transactions, to the SHCP (through the CNBV).

Rules on Interest Rates

Mexican Central Bank regulations limit the number of reference rates that may be used by Mexican banks as a basis for determining interest rates on loans.  For peso-denominated loans, banks may choose any of a fixed rate, the Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE), Mexican Treasury bills (Certificados de la Tesorería de la Federación, or Cetes) rate, CCP (costo de captación promedio a plazo), the rate determined by the Mexican Central Bank as applied to loans funded by or discounted with NAFIN, the rate agreed to with development banks in loans funded or discounted with them, the weighted bank funding rate (tasa ponderada de fondeo bancario) and the weighted governmental funding rate (tasa ponderada de fondeo gubernamental).  For UDI-denominated loans, the reference rate is the UDIBONOS.  For foreign currency-denominated loans, banks may choose any of a fixed rate or floating market reference rates that are not unilaterally determined by a financial institution, including LIBOR or the rate agreed upon with international or national development banks or funds, for loans funded by or discounted with such banks or funds.  For dollar-denominated loans, banks may choose either a fixed rate or any of the rates referred to in the prior sentence or CCP-Dollars, as calculated and published in the Official Gazette of the Federation by the Mexican Central Bank.

The rules also provide that only one reference rate can be used for each transaction and that no alternative reference rate is permitted, unless the selected reference rate is discontinued, in which event a substitute reference rate may be established.  A rate, or the mechanism to determine a rate, may not be modified unilaterally by a bank.  Rates must be calculated annually, based upon 360-day periods.

On November 11, 2010, the Mexican Central Bank published new rules that regulate the issuance and use of credit cards.  Such rules standardize the regulations and forms that enable card holders to authorize charges for recurrent payments relating to goods and services and standardize the procedures for objecting to improper charges and cancelling such services quickly and securely.  The rules also establish the way in which credit card issuers shall determine the amount of the minimum payment in each period by means of a formula that favors payment of a part of the principal at the time of each minimum payment, with the aim of achieving payment of debts within a reasonable time period.  Such rules also include certain protection provisions for card users in case of theft or loss of their credit cards, the creation of incentives to credit card issuers to adopt additional measures to reduce risks derived from use of credit cards in internet transactions and the wrongful use of information contained in credit cards.  These rules did not have a material impact on our operations or financial condition.

Fees

Under Mexican Central Bank regulations, Mexican banks, Sofoles and Sofomes may not, in respect of loans, deposits or other forms of funding and services with their respective clients, among others (i) charge fees that are not included in their respective, publicly disclosed, aggregate annual cost (costo anual total), (ii) charge alternative fees, except if the fee charged is the lower fee, and (iii) charge fees for the cancellation of credit cards issued.  In addition, among other things, Mexican banks may not (i) charge simultaneous fees, in respect of demand deposits, for account management and relating to not maintaining minimum amounts, (ii) charge fees for returned checks received for deposit in a deposit account or as payment for loans granted, (iii) charge fees for cancellation of deposit accounts, debit or teller cards, or the use of electronic banking services, or (iv) charge different fees depending upon the amount subject of a money transfer.  Under the regulations, fees arising from the use of ATMs must be disclosed to users.

Mexican banks, Sofoles and Sofomes operating or permitting customers to use ATMs must choose between two options for charging fees to clients withdrawing cash or requesting balances: (i) specifying a fee for the relevant transactions, in which case, Mexican banks, Sofoles and Sofomes issuing credit or debit cards may not charge cardholders any additional fee (credit or debit card issuers are entitled to charge operators the respective fee), or (ii) permit credit card or debit card issuers to charge a fee to clients, in which case, banks, Sofoles and Sofomes may not charge additional fees to clients.

The Mexican Central Bank, on its own initiative or as per request from the Mexican National Commission for the Protection and Defense of Financial Service Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros, or CONDUSEF), banks, Sofoles or Sofomes, may assess whether reasonable competitive conditions exist in connection with fees charged by banks, Sofoles or Sofomes in performing financial operations.  The Mexican Central Bank must obtain the opinion of the Federal Antitrust Commission (Comisión Federal de Competencia) in carrying out this assessment.  The Mexican Central Bank may take measures to address these issues.

IPAB

The IPAB Law, which became effective January 20, 1999, provides for the creation, organization and functions of IPAB, the Mexican bank savings protection agency.  IPAB is a decentralized public entity that regulates the financial support granted to banks for the protection of bank deposits and other bank credits.

Only in exceptional cases may IPAB grant financial support to banking institutions.

According to the IPAB Law, banks must provide the information required by IPAB for the assessment of their financial situation and notify IPAB about any event that could affect their financial stability.  The IPAB Law expressly excludes the release of such data from bank secrecy provisions contained in the Mexican Banking Law and expressly provides that IPAB and the CNBV can share information databases of banks.

IPAB will manage and sell the loans, rights, shares and any other assets that it acquires to perform its activity according to the IPAB Law, to maximize their recovery value.  IPAB must ensure that the sale of such assets is made through open and public procedures.  The Mexican President is required to present annually a report to Congress prepared by IPAB with a detailed account of the transactions conducted by IPAB in the prior year.

IPAB has a governing board of seven members: (i) the Minister of Finance and Public Credit, (ii) the Governor of the Mexican Central Bank, (iii) the President of the CNBV, and (iv) four other members appointed by the President of Mexico, with the approval of two-thirds of the Senate.

The deposit insurance to be provided by IPAB to bank depositors will be paid upon determination of the dissolution and liquidation, or bankruptcy of a bank.  IPAB will act as liquidator or receiver in the dissolution and liquidation, or bankruptcy of banks, either directly or through designation of a representative.  IPAB will guarantee obligations of banks to certain depositors and creditors only up to the amount of 400,000 UDIs (or approximately U.S.$134,614 as of December 31, 2011), per person per bank.

Banks have the obligation to pay IPAB ordinary and extraordinary contributions as determined from time to time by the Governing Board of IPAB.  Under the IPAB Law, banks are required to make monthly ordinary contributions to IPAB, equal to 1⁄12 of 0.004% multiplied by the average of the daily outstanding liabilities of the respective bank in a specific month, less (i) holdings of term bonds issued by other commercial banks; (ii) financing granted to other commercial banks; (iii) financing granted by IPAB; (iv) subordinated debentures that are mandatorily convertible in shares representing the capital stock of the banking institution; and (v) restricted assets and liabilities resulting from the repurchase transactions (reportos) and lending of securities with the same counterparty, pursuant to the provisions issued by IPAB.

IPAB’s Governing Board also has the authority to impose extraordinary contributions in the case that, given the conditions of the Mexican financial system, IPAB does not have available sufficient funds to comply with its obligations.  The determination of the extraordinary contributions is subject to the following limitations: (i) may not exceed, on an annual basis, the amount equivalent to 0.003% multiplied by the total amount of the liabilities outstanding of the banking institutions that are subject to IPAB ordinary contributions; and (ii) the aggregate amount of the ordinary and extraordinary contributions may not exceed, in any event, on an annual basis, an amount equivalent to 0.008% multiplied by the total amount of a bank’s liabilities subject to IPAB contributions.

The Mexican Congress allocates funds to IPAB on a yearly basis to manage and service IPAB’s liabilities.  In emergency situations, IPAB is authorized to incur additional financing every three years in an amount not to exceed 6% of the total liabilities of certain Mexican banks as determined by the CNBV.

Law for the Protection and Defense of Financial Services Users

A Law for the Protection and Defense of Financial Services Users is in effect in Mexico.  The purpose of this law is to protect and defend the rights and interests of users of financial services.  To this end, the law provides for the creation of CONDUSEF, an autonomous entity that protects the interests of users of financial services and that has very wide authority to protect users of financial services (including imposing fines).  CONDUSEF acts as arbitrator in disputes submitted to its jurisdiction and seeks to promote better relationships among users of financial institutions and the financial institutions.  Banco Santander Mexico and its subsidiaries must submit to CONDUSEF’s jurisdiction in all conciliation proceedings (initial stages of a dispute) and may choose to submit to CONDUSEF’s jurisdiction in all arbitration proceedings that may be brought before it.  The law requires banks to maintain an internal unit designated to resolve any and all controversies submitted by clients.  Our financial subsidiaries maintain such a unit.

CONDUSEF maintains a Registry of Financial Service Providers (Registro de Prestadores de Servicios Financieros), in which all financial services providers must be registered, that assists CONDUSEF in the performance of its activities.  CONDUSEF is required to publicly disclose the products and services offered by financial service providers, including interest rates.  To satisfy this duty, CONDUSEF has wide authority to request any and all necessary information from financial institutions.  Furthermore, CONDUSEF may scrutinize banking services provided by approving and supervising the use of standard accession agreements.

Banco Santander Mexico and its subsidiaries may be required to provide reserves against contingencies which could arise from proceedings pending before CONDUSEF.  Our financial subsidiaries may also be subject to recommendations by CONDUSEF regarding our standard agreements or information used to provide our services.  Our financial subsidiaries may be subject to coercive measures or sanctions imposed by CONDUSEF.  Our financial subsidiaries are not the subject of any material proceedings before CONDUSEF.

Law for the Transparency and Ordering of Financial Services

The Law for the Transparency and Ordering of Financial Services regulates (i) the fees charged to clients of financial institutions for the use and/or acceptance of means of payment, as with debit cards, credit cards, checks and orders for the transfer of funds, (ii) the fees that financial institutions charge to each other for the use of any payment system, (iii) interest rates that may be charged to clients, and (iv) other aspects related to financial services, all in an effort to make financial services more transparent and protect the interests of the users of such services.  This law grants the Mexican Central Bank the authority to regulate interest rates and fees and establish general guidelines and requirements relating to payment devices and credit card account statements (see “—Rules on Interest Rates” and “—Fees” above).  The Mexican Central Bank has the authority to specify the basis upon which each bank must calculate its aggregate annual cost (costo anual total), which comprises interest rates and fees, on an aggregate basis, charged in respect of loans and other services.  The aggregate annual cost must be publicly disclosed by each bank.  The law also regulates the terms that banks must include in standard accession agreements and the terms of any publicity and of information provided in account statements.  Our subsidiaries operating in the financial sector must inform the Mexican Central Bank of any changes in fees at least 30 calendar days before they become effective.

Law on Transparency and Development of Competition for Secured Credit

On December 30, 2002, the Mexican Congress enacted the Law on Transparency and Development of Competition for Secured Credit (Ley de Transparencia y de Fomento a la Competencia en el Crédito Garantizado, or the Secured Credit Law), as amended on May 25, 2010.  The Secured Credit Law provides a legal framework for financial activities and certain other services performed by private credit institutions (as opposed to governmental entities) in connection with secured loans relating to real property in general and housing in particular (i.e., purchase, construction, restoration or refinancing).  In particular, the Secured Credit Law established specific rules requiring the following: (i) the disclosure of certain information by credit institutions to their clients prior to the execution of the relevant loan agreement, including the disclosure of certain terms relating to interest rates, aggregate costs and expenses payable; (ii) the compliance by credit institutions and borrowers with certain requirements in the application process; (iii) the binding effect of offers made by credit institutions granting secured loans; (iv) the inclusion of mandatory provisions in loan agreements; and (v) the assumption of certain obligations by public officers (or notaries) before whom secured loans are granted.

In addition, the Secured Credit Law seeks to foster competition among credit institutions by permitting security interests underlying a secured loan to survive any refinancing thereof, even if such loans were granted by different credit institutions.  This provision of the Secured Credit Law is designed to reduce expenditures made by borrowers.

Brokerage Firms

Brokerage firms (casas de bolsa) are regulated by, and subject to the supervision of, the CNBV, and are subject to the Mexican Securities Market Law and the General Rules Applicable to Brokerage Firms (Disposiciones de Carácter General Aplicables a las Casas de Bolsa) issued by the CNBV.  Their principal business includes the brokerage, underwriting and intermediation of securities, the sale and trading of securities (either on their own behalf or on behalf of third parties), and the provision of investment and portfolio management advice to their clients.  The CNBV has the power to authorize the incorporation and operation of brokerage firms, with the power to revoke any such authorizations.  Our subsidiary, Casa de Bolsa Santander, operates its business as a brokerage firm, and therefore, is subject to regulation and supervision by the CNBV.

Management of Broker-Dealers

Broker-dealers are managed by a board of directors and by a general director.

The board of directors may have up to 15 members, 25% of which is required to be independent. The board of directors of our broker-dealer has 11 members, 7 of which are independent.

The broker-dealer must also maintain an audit committee.  Our broker-dealer’s audit committee comprises 5 members, of which 5 are independent.

Capitalization

Broker-dealers are required to maintain a minimum capital depending upon their activities.  In addition, broker-dealers must maintain minimum capital levels depending upon market risks, credit risk and operational risk.

If minimum capitalization levels are not maintained, the CNBV may take measures against the applicable broker-dealer, which include (i) suspending the payment of dividends and other distributions to shareholders, (ii) suspending the payment of bonuses and extraordinary compensation to the general director and higher level officers, and (iii) ordering the suspension of activities that may impact the broker-dealer’s capital.

Suspension and Limitations of Activities

The CNBV may suspend or limit the activities of a broker-dealer if (i) internal infrastructure or internal controls are not sufficient for its activities, (ii) it conducts activities different from authorized activities, (iii) it conducts activities affected by conflicts of interest, (iv) undertakes securities transactions on the Mexican Stock Exchange, and (v) transactions are omitted or incorrectly entered into the broker-dealer’s accounting.

In addition, the CNBV may intervene and commence the management of a broker-dealer, if any events affect the broker-dealer that may have an impact on the soundness, solvency or liquidity, or affect the interests of the broker-dealer’s clients.

Revocation of Authorization

The CNBV may revoke the authorization to operate as a broker-dealer if, among other things, (i) the authorization was obtained based upon false documentation or statements, (ii) its capital falls below the regulatory minimum, (iii) provides false or incomplete periodic reports, (iv) fails to duly make accounts entries, (v) fails to comply with applicable law, (vi) a process for its dissolution or liquidation is initiated, or (vii) it is declared bankrupt.

Systems for Handling Orders

Broker-dealers are required to maintain an automatic system to receive, register, assign and execute orders for transactions with securities received by clients.  Such system must distinguish (i) type of client, and (ii) different orders received.  Broker-dealers are required to inform clients their schedules to receive orders and time-periods during which transactions shall remain in effect.

Secrecy

Under the Securities Market Law, broker-dealers may not provide any information in respect of transactions undertaken or services offered, except to the owner or holder of the account, to beneficiaries or their legal representatives, except if required by judicial authorities as a result of an order or to tax authorities, solely for tax purposes.

Traders and Operators

Broker-dealers may only engage in transactions with the public through authorized officers, and only if such officers have passed certain required exams and have been granted sufficient authority, through powers of attorney, by the broker-dealer.

Third-Party Services

Broker-dealers may contract with third parties any of the services required for their operations, as long as such broker-dealers obtain the approval of the CNBV and (i) maintain procedures to continuously monitor the performance of the service provider, (ii) cause the service provider to always grant CNBV access in connection with it supervisory rate, (iii) ensure that third-party service provides maintain confidentiality, and (iv) report to the CNBV the criteria used for selecting the service provider, the services in effect contracted, and risks arising from services provided.

Financial Reporting

Broker-dealers are required to disclose to the public (i) internal financial statements for the quarters ending in March, June and September, within one month from the end of this applicable quarter, and (ii) audited financial statements for each full fiscal year, within sixty days following the end of the applicable fiscal year.

Mutual Funds

Our subsidiary Gestión Santander operates its business as an asset manager (sociedad operadora de sociedades de inversión) and therefore is subject to regulation and supervision by the CNBV.  Mutual funds (sociedades de inversión) and asset managers (sociedades operadoras de sociedades de inversión) are regulated by and subject to the supervision of the CNBV and are subject to the Mutual Funds Law (Ley de Sociedades de Inversión, or “LSI”).  With the enactment of the Mutual Funds Law in 2001, the legal framework of these institutions was updated to encourage their development, revitalize their capital formation and expand savings options for individuals.

Organization

Mexican mutual funds require, for their operations, an approval by the CNBV.  The LSI contemplates four (4) different types of mutual funds: (i) equity mutual funds, (ii) fixed income mutual funds, (iii) private equity mutual funds and (iv) limited scope mutual funds.

In addition, mutual funds may be open-ended or closed-ended, depending upon whether repurchases of shares from shareholders are permitted.

To obtain an approval, among other requests, the mutual fund must submit a detailed prospectus to the CNBV, together with the names of the persons that are to provide services in respect of management of assets, distribution and valuation of shares, custody of assets, and accounting.

Asset managers of mutual funds also require the approval of the CNBV to operate as such.

Management

Mexican mutual funds are required to be managed by a board of directors, with no less than five and no more than fifteen members, of which no less than thirty-three percent are required to be independent.

Certain Prohibitions

Under the LSI, mutual funds are prohibited from (i) receiving cash deposits, (ii) provide assets as collateral (except under very limited circumstances), (iii) guarantee any obligations of third parties, and (iv) provide loans.

Revocation of Authorization

Under the LSI, the CNBV may revoke an authorization granted to a mutual fund to operate as such if (i) its capital falls below the regulatory minimum required, (ii) investment limits are regularly violated, (iii) transactions effected are not duly reflected on the mutual fund’s books, (iv) reporting requirements are not duly and timely complied with, (v) it is declared bankrupt, or (vi) a procedure for its dissolution and liquidation is initiated.

Investment Liabilities

Equity mutual funds and fixed income mutual funds may only invest, generally, in (i) securities that are registered in the Mexican National Securities Registry (Registro Nacional de Valores, or RNV) that is maintained by the CNBV, (ii) securities listed at the International Quotation System that is maintained by the CNBV, (iii) non-Mexican securities registered, authorized or regulated, for offering to the public, by Securities Commissions that are members of the technical committee of the International Organization of Securities Commissions (“IOSCO”) or of the European Union, or issued by governments of any of those jurisdictions, (iv) non-Mexican securities issued by mutual or similar funds registered, authorized or regulated, for offering to the public, by Securities Commissions that are members of the technical committee of IOSCO or the European Union (the “Recognized Jurisdictions”), (v)

securities issued by central banks of the Recognized  Jurisdictions, (vi) securities issued by institutions and international organizations to which Mexico is a party, (vii) bank deposits, and (viii) derivatives that are authorized under the Mexican Central Bank’s rules.

Diversification

As a general rule, mutual funds may not (i) invest more than 40% of their respective assets, in securities issued by the same issuer or derivative transactions with the same counterparty, and (ii) invest in securities representing 20% or more of the relevant issuance of securities.  Mutual funds are also required to satisfy certain minimum liquidity requirements, depending upon this investment profile, and evidenced by highly liquid securities and securities having maturities not exceeding three months.

Financial Reporting

Mutual funds are required to disclose to the public (i) internal financial statements for the quarters ending in March, June and September, within one month from the end of this applicable quarter, and (ii) audited financial statements for each full fiscal year, within ninety days following the end of the applicable fiscal year.

Dodd-Frank Act and Regulation of Derivatives

Title VII of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank, establishes a new U.S. regulatory regime for derivatives contracts, including swaps, security-based swaps and mixed swaps (generically referred to in this paragraph as “swaps”). Among other things, Title VII provides the Commodity Futures Exchange Commission, or CFTC, and the SEC with jurisdiction and regulatory authority over swaps, establishes a comprehensive registration and regulatory framework applicable to swap dealers and other major market participants in swaps (referred to as “major swap participants”), imposes clearing and execution requirements on many types of swaps, requires higher margin requirements for uncleared swaps, and requires swap market participants to report all swaps transactions to swap data repositories.  Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or the CFTC, or both, and will become subject to requirements as to capital, business conduct, recordkeeping, collateral segregation, and other requirements.  The specific parameters of these requirements are being developed through CFTC, SEC and bank regulator rulemakings.  While it is possible that Banco Santander Mexico will be required to register with the CFTC or SEC as a result of its swaps activities, the impact of Title VII of Dodd-Frank, and the regulations adopted thereunder, on Banco Santander Mexico remains unclear.

MANAGEMENT

Board of Directors

Our Board of Directors is comprised of eleven members and eleven alternate directors.  The members of our Board of Directors and alternate directors are elected for one-year terms at our annual ordinary general shareholders’ meeting and may be re-elected.  Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board despite the expiration of their term until new members of the Board have been appointed and assumed office.

Under our bylaws and in accordance with the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras) and the Mexican Securities Market Law (Ley del Mercado de Valores), at least 25% of the members of our Board of Directors have to be independent.  Independence is determined in accordance with Article 24 of the Mexican Financial Groups Law and our bylaws.  The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) may contest the determination made by our shareholders as to the independence of our directors.  We have not determined whether any of our directors or any of the members of our committees other than the audit committee would be considered independent as defined in the U.S. securities laws or the rules of any U.S. securities exchange.

An alternate director must be appointed for each member of our Board of Directors.  Alternate directors attend Board of Directors’ meetings only when called to substitute for his or her respective member of the Board of Directors.  Alternate directors have in the past attended Board of Directors’ meetings in temporary absences of members or by invitation.

There are two different categories of directors depending on the type of shareholder appointing each such director: Series B and Series F.  Series B shares can be freely subscribed.  Series F shares can be acquired directly or indirectly only by Banco Santander Spain and can be sold only with the previous authorization of the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP), unless such shares must be transferred to the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB) as collateral or as property.  Both categories of directors have the same rights and obligations.

The following table sets forth information about the members and alternate members of our Board of Directors, each of whom was elected at our general shareholders’ meeting on May 14, 2012 for a period of one year.  The business address of our directors is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, México, Distrito Federal, Mexico.

Name	Position	Series
Carlos Gómez y Gómez	Chairman	Series F
Jesús María Zabalza Lotina	Director	Series F
Marcos Alejandro Martínez Gavica	Director	Series F
José Carlos Ávila Benito	Director	Series F
Antonino Fernández Rodríguez	Independent Director	Series F
Joaquín Vargas Guajardo	Independent Director	Series F
Fernando Solana Morales	Independent Director	Series F
Vittorio Corbo Lioi	Independent Director	Series F
Carlos Fernández González	Independent Director	Series B
Fernando Ruiz Sahagún	Independent Director	Series B
Alberto Torrado Martínez	Independent Director	Series B
Juan Sebastián Moreno Blanco	Alternate Director	Series F
Pedro José Moreno Cantalejo	Alternate Director	Series F
Rodrigo Brand de Lara	Alternate Director	Series F
Eduardo Fernández García-Travesí	Alternate Director	Series F
José Eduardo Carredano Fernández	Alternate Independent Director	Series F
Alberto Felipe Mulas Alonso	Alternate Independent Director	Series F
Jesús Federico Reyes Heroles González Garza	Alternate Independent Director	Series F
Guillermo Güemez García	Alternate Independent Director	Series F
Enrique Krauze Kleinbort	Alternate Independent Director	Series B
Luis Orvañanos Lascurain	Alternate Independent Director	Series B
Antonio Purón Mier y Terán	Alternate Independent Director	Series B

The secretary of the Board of Directors is Alfredo Acevedo Rivas and the assistant secretary of our Board of Directors is Rocío Erika Bulhosen Aracil.

Set forth below are the biographies of the members of our Board of Directors.

Carlos Gómez y Gómez is the Chairman of our Board of Directors and Chairman of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Gestión Santander, Santander Consumo and Santander Hipotecario.  He has also been a member of the Boards of Directors of Grupo KUO, S.A.B. de C.V. and DINE, S.A.B. de C.V. since 1972.  He is also a member of the Boards of Directors of Grupo Trimex, S.A. de C.V., Grupo Yoreda, S.A. de C.V., Grupo Ceslo, S.A. de C.V., Grupo Dupuis, S.A. de C.V., Club de Industriales, A.C., Club de Banqueros de México, A.C. (Mexican Banking Club), Arena Media Communications, S.A. de C.V. and Consejo Mexicano de Asuntos Internacionales, A.C.  From 2005 to 2008, he served as the Vice Chairman of the Board of Directors of the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) and from 2006 to 2007, he was a member of the Board of Directors of Consorcio Aeromexico, S.A.B. de C.V.  His other principal business experiences have included serving as the Chairman of the Board of Directors of Casa de Bolsa InverMéxico, S.A. de C.V. from 1986 to 1991, Vice President of the Mexican Banking Association from 1992 to 1997, President of the Mexican Banking Club from 1994 to 2000 and Chairman of the Mexican Banking Association from 1998 to 2000.  He holds a degree in Business Administration from Universidad Anáhuac.

Jesús María Zabalza Lotina is a member of our Board of Directors and of the Board of Directors of Banco Santander Mexico.  He has also served on the Board of Directors of Banco Santander Chile since 2008.  He has been Director General of Banco Santander Spain in their Division America since July 1, 2002.  In addition, Mr. Zabalza Lotina is Vice President of the Asociación Española de Ejecutivos de Finanzas (AEEF) (Spanish Association of Finance Executives).  From 2002 to 2010, he served as a member of the Board of Directors of Banco Santander Puerto Rico.  Other previous board experience includes directorships at several companies such as Banco Santander Colombia, Santander Bancorp, e-La Caixa, S.A., Telefónica Factoring in Spain and Brazil, Adeslas S.A. and Terra.  He holds a degree in Industrial Engineering from Universidad de Bilbao.

Marcos Alejandro Martínez Gavica is a member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Gestión Santander, Santander Consumo and Santander Hipotecario.  He also serves as our and Banco Santander Mexico’s Executive President and Chief Executive Officer.  He began his career in 1978 at the Banco Nacional de México, S.A., holding various positions and ultimately joining the bank’s management.  He holds a degree in Chemical Engineering from Universidad Iberoamericana and a Masters in Administration with a specialty in financial planning from the Instituto Panamericano de Alta Dirección Empresarial.

José Carlos Ávila Benito is a member of our Board of Directors.  He was appointed Deputy General Director of Banco Santander Mexico’s Credit department in 2002 after holding the position of Senior Credit Manager at Banco Santander Río in Argentina from 1998 to 2002.  Mr. Ávila Benito began his career in the Santander Group in 1975.  He has been a member of the Board of Directors of Dun & Bradstreet in Mexico since April 2004 and a member of the Compensation Committee of the same entity since April 2009.  He has a trade expert degree from the Escuela Universitaria de Estudios Empresariales.

Antonino Fernández Rodríguez is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Hipotecario.  He has been the Honorary for Life Chairman of the Board of Directors of Grupo Modelo S.A.B. de C.V.  since 2005, and previously he served as the company’s Chairman of the Board.  He has also been a member of the Board of Directors and the Chief Executive Officer of several companies in Mexico.

Joaquín Vargas Guajardo is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario and Santander Consumo.  He is the

Chairman of the Board of Directors of Corporación Mexicana de Restaurantes, S.A.B. de C.V.  He is also a member of the Boards of Directors of several companies including Vitro, S.A.B. de C.V., Grupo Posadas, S.A.B de C.V., Médica Sur, S.A.B. de C.V. and Grupo Aeroportuario del Pacífico, S.A.B. de C.V.  From April 1997 to April 2005 and from April 2008 to April 2012, he was a member of the Board of Directors of the Mexican Stock Exchange.  He is a member of the compensation committee of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.  He holds a degree in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and studied Business Management at the Instituto Panamericano de Alta Dirección Empresarial.

Fernando Solana Morales is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Santander Hipotecario and Santander Consumo.  He serves on the Boards of Directors of various companies, including Solana Consultores, S.A. de C.V., Impulsora de Desarrollo y Empleo en América Latina, S.A. de C.V., Acrosur, S.A. de C.V., Telmex, S.A.B. de C.V., Grupo Carso, S.A.B., Siglo XXI Editores S.A. de C.V., Consejo Mexicano de Asuntos Internacionales S.A. de C.V. and Fresnillo plc.  From 1976 to 1977, he served as the Mexican Minister of Commerce.  From 1982 to 1988, he acted as the Chief Executive Officer of Banco Nacional de México.  From 1988 to 1993, he served as the Mexican Minister of Foreign Affairs.  In 1994, he was elected to the Mexican Senate and served as a Senator until 2000, when he became the Chairman of the Board of Directors and Chief Executive Officer of Solana y Asociados.  He has degrees in Engineering, Philosophy, Business Administration and Public Policy from the Universidad Nacional Autónoma de México.

Vittorio Corbo Lioi is a senior researcher at the Centro de Estudios Públicos in Santiago, Chile and a part-time professor of Economics at the Pontificia Universidad Católica, Chile and at the University of Chile.  He is a director of Banco Santander, S.A. in Spain and Banco Santander Chile, SURA S.A., Empresa Nacional de Electricidad, S.A and Compañía Cerveceras Unidas in Chile.  He is the President of the management committee of the Insurance Company SURA Chile, a financial consultant to certain companies and an advisor to the World Bank and the International Monetary Fund.  From 2003 to 2007, he was the President of the Central Bank of Chile.  From 1991 to 2003, he was a full-time professor of Economics at the Universidad Pontificia of Chile.  From 1984 to 1991, he served in several management positions at the World Bank.  He was also Professor of Economics at the Concordia University in Montreal, Canada from 1972 to 1981 and a lecturer at Georgetown University from 1985 to 1991.  Mr. Corbo holds a degree in Commercial Engineering from the University of Chile (with honors) and a doctorate in Economics from MIT.

Carlos Fernández González is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Hipotecario.  He is the Chief Executive Officer and Chairman of the Board of Directors of Grupo Modelo, S.A. de C.V.  He is also a member of the Boards of Directors of Emerson Electric Co. and Grupo Televisa, S.A.B. de C.V.  He holds a degree in Industrial Engineering from Universidad Anahuac, completed Proficiency Program AD2 from the Instituto Panamericano de Alta Dirección Empresarial and has participated in diverse seminars on financial engineering, marketing and industrial relations among others.

Fernando Ruíz Sahagún is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario and Santander Consumo.  He also serves on the Board of Directors of several companies, such as Bolsa Mexicana de Valores, S.A.B. de C.V., Empresas ICA, S.A.B. de C.V., Fresnillo PLC, Grupo Cementos de Chihuahua S.A.B. de C.V., Grupo México, S.A.B. de C.V., Grupo Modelo, S.A.B. de C.V., Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Pochteca, S.A.B. de C.V., Kimberly Clark de México, S.A.B. de C.V., Mexichen, S.A.B. de C.V., SanLuis Corporación, S.A.B. de C.V.  Mr. Ruíz Sahagún is a member of the International Fiscal Association (IFA) and of the Instituto Mexicano de Ejecutivos de Finanzas, A.C. (Mexican Institute of Finance Executives).  He is also a member of the Instituto Mexicano de Contadores Públicos A.C. (Mexican Institute of Public Accountants) and served as a member of its Board from 1993 to 1996.  He is one of the founding partners of Chevez, Ruiz, Zamarripa y Cia. S.C., a tax law firm in which he now serves as counsel.  He holds a degree in Public Accounting from the Universidad Nacional Autónoma de México.

Alberto Torrado Martínez is an independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario and Santander Consumo.  He is the Chairman of the Board of Directors and Chief Executive Officer of Alsea, S.A.B. de C.V., and Chairman of the Mexican Communications Council.  Mr. Torrado has also served as Chairman of the Asociación Nacional de Servicios de Comida Rápida and as a member of the Cámara Nacional de la Industria Restaurantera y de Alimentos

Condimentados.  He is one of founding partners of Torrquin, S.A. de C.V., serving as the CEO from 1990 to 1999.  From 1984 to 1989, he was the CEO of Candiles Royal, S.A. de C.V.  Mr. Martínez holds a degree in Accounting from the Instituto Tecnológico Autónomo de México.  He also completed graduate studies at the Instituto Panamericano de Alta Dirección Empresarial and participated in other seminars, and completed studies at Harvard University and the Wharton School of the University of Pennsylvania.

Juan Sebastián Moreno Blanco is an alternate member of our Board of Directors and a member of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Hipotecario.  He has been the Vice President of Retail Banking for Banco Santander Mexico since September 2010.  Mr. Moreno Blanco began his career as an executive officer of Bankinter in Spain in 1987.  From 1997 to 2005, he headed Banco Santander Mexico’s Business Development Department.  From 2006 to 2008, he served as the head of the Latin American Division of Banco Santander Mexico’s Business Development Department in Madrid, Spain.  From 2008 to 2010, he acted as President and Chief Executive Officer of Banco Santander Puerto Rico.  In addition, he has served as a member of the Board of Directors of Santander Bancorp in Puerto Rico since 2007.  He holds a bachelor’s degree in Business Administration with a major in Finance from the University of Houston.

Pedro José Moreno Cantalejo is an alternate member of our Board of Directors and a member of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Hipotecario.  He started his career in the banking industry in 1985 as Chief of Administration at GESBISA Caja Postal de Ahorros – Madrid.  From 1991 to 1998, he worked in Grupo Hispamer Grupo Financiero holding various positions and ultimately joining the group’s management.  From 1998 to 2000, he acted as Chief Executive Officer and Vice President of Investment Banking of Banco Central Hispanoamericano.  From 2000 to 2001, he acted as President of Strategic Planning in Hispamer Banco Financiero as well as Chief Executive Officer Asernet (Asp Internet) in Banco Santander Spain.  From 2001 to 2004, he acted as Chief Strategic and Financial Officer of the European Division of Banco Santander Spain.  From 2004 to 2006, he acted as a member of the Board of Directors of Santander Consumer EFC (Spain), Santander Consumer UK, Ltd.  and Santander Consumer Bank (Poland).  During such period he also acted as Chief Financial Officer and Chief Risk Officer of the European Division of Banco Santander Spain.  From 2006 to 2010, he acted as Banco Santander Mexico’s Vice President of Finance.  In October 2010, he became Banco Santander Mexico’s Vice President of Administration and Finance.  He holds a degree in Economic and Business Sciences, CEU Luis Vives, from Universidad de Madrid, a Masters in Management of Financial Entities from the Centro de Estudios Comerciales (CECO), and MBAs from the Executive and Senior Executive Programs from the Escuela de Negocios (ESDEN).

Rodrigo Brand de Lara was appointed Deputy General Director of Institutional Relationships and Communication for Grupo Financiero Santander Mexico in 2011.  In 2010, he was the Director General for the Social Communication Division of the Mexican Ministry of Foreign Affairs (SRE).  From 2006 to 2010, he was the head of the Social Communication Unit and the Spokesperson for the SHCP.  From 2004 to 2006, he served as Director General of Social Communication and Institutional Link for IPAB.  Mr. Brand de Lara has held the following positions at SHCP: Deputy General Director of Economic and Financial Analysis from 2001 to 2004; Senior Advisor to the Subsecretary of Finance and Public Credit from 2000 to 2001; Subdirector of Internal Credit Coordination and Training from 1999 to 2000.  From 1996 to 1999, he was an Economist in Mexico for Deutsche Morgan Grenfel and during 1996 he was also an Advisor to the Deputy Director of Financial Engineering of BANOBRAS (Mexico).  Mr. Brand De Lara graduated with a degree in Economics from ITAM.

Eduardo Fernández García-Travesí is an alternate member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and Gestión Santander.  Mr. Fernández García-Travesí was appointed Chief Legal Officer of Banco Santander Mexico in 2007.  Previously, he was Banco Santander Mexico’s Executive Legal Director from 2001 to 2006.  He joined Banco Santander Mexico in 1992.  Mr. Fernández García-Travesí began his career in 1981 at Bremer, Quintana, Obregón y Mancera S.C.  Mr. Fernández García-Travesí graduated from the Universidad Iberoamericana in Mexico with a law degree.

José Eduardo Carredano Fernández is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario and Santander Consumo.  He has been a member of the Boards of Directors of Grupo Financiero Asecam, S.A. de C.V. since 1994 and of Industrial Formacero, S.A. de C.V. since 1987, of La Ideal S.A. de C.V. since 1984 and of Aceros La Ideal

S.A. de C.V. since 1978.  Mr. Carredano Fernández has been the Chairman of the Board of Directors of Misa de México, S.A. de C.V. since 1993.  He was Director of Seguros Génesis, S.A. from June 1995 to October 1998.  He holds a Public Accountant degree from the Universidad Iberoamericana.

Alberto Felipe Mulas Alonso is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Banco Santander Spain, Casa de Bolsa Santander, Santander Hipotecario and Santander Consumo.  He is a member of the Boards of Directors of multiple companies, including Empresas ICA, S.A.B. de C.V., URBI Desarrollos Urbanos, S.A.B. de C.V., Grupo Aeroportuario Centro Norte, S.A.B. de C.V., Grupo Modelo, S.A.B. de C.V., Grupo Comex, Organización Ramírez, Farmacias de Ahorro, RCO and Societaria Hipotecaria Federal.  Previously, he was a member of the Advisory Board of IFC in Mexico and a consultant to the Interamerican Development Bank, the World Bank and the International Monetary Fund.  Mr. Mulas Alonso served as the first National Commissioner and Coordinator of the National Housing Commission reporting to the President of the Republic of Mexico from August 2001 to December 2002.  He worked in investment banking in the following positions: as Associate in Bankers Trust Company in the city of New York from 1998 to 1990; as Vice President of J.P. Morgan in Mexico from 1992 to 1996; as Mexico Country Manager of Lehman Brothers, Inc. in Mexico from 1992 to 1996 and as Managing Director and Representative of Donaldson, Lufkin & Jenrette from 1999 to 2001.  He has served as a director of the following corporations: Acciones y Valores, brokerage firm of Grupo Financiero Banamex – Citigroup from 2005 to 2007; Cydsa from 2005 to 2007; Cintra, holding company of Aeroméxico and Mexicana de Aviación from 2004 to 2005; the Mexican Institute of the National Housing Fund for Workers (Instituto Nacional para el Fomento de la Vivienda de los Trabajadores, or Infonavit), the Mexican Institute for Social Security and Social Services for State Employees (Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, or Issste) and the Housing Fund of the Mexican Institute for Social Security and Social Services for State Employees (Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, or Fovissste) from 2001 to 2002; Grupo Financiero Serfin in 1999; and Grupo Synkro, Sidek and Camino Real, among others, from 1997 to 1999.  Mr. Alonso has a degree in Chemical Engineering with honors from Universidad Iberoamericana and a master’s degree in Business Administration, specializing in finance and strategic planning, from the Wharton School of the University of Pennsylvania.

Jesús Federico Reyes Heroles González Garza is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario and Santander Consumo.  He was the chief executive officer of Petróleos Mexicanos from December 2006 to September 2009.  He is the Executive President of StructurA.  He is a member of several Boards of Directors such as OHL México, S.A.B. de C.V. and Water Capital Mexico (WCAP Holdings S.A. de C.V.).  He is a member of the consulting Boards of Energy Intelligence Group (EIG) and Deutsche Bank.  He is also a member of a Morgan Stanley Private Equity group that develops energy projects in Mexico and Latin America.  He served as an ambassador to the United States of America for Mexico from 1997 to 2000.  From 1995 to 1997, he was the Secretary of Energy in Mexico.  From 1994 to 1995, he was the General Director of Banobras.  From 1993 to 1994, he was the representative of Mexico of the Grupo de Personas Eminentes (Eminent Persons Group) of APEC.  Mr. Reyes Heroles González Garza graduated with a degree in Economics from ITAM in 1976 and studied law at UNAM.  He earned a doctorate degree in Economy from the Massachusetts Institute of Technology in 1980.

Guillermo Güemez García is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo, Santander Hipotecario and  Zurich Santander Seguros Mexico, S.A.  He is an independent member of the Board of Directors and member of the investment committee of ING AFORE.  He is also an independent member of the Board of Directors and member of the audit committee of Zurich Compañía de Seguros S.A.  In addition, he serves as a member of the strategy and finance committee of Nacional Monte de Piedad, a member of the Board of Directors of GEUPEC S.A. de C.V., a member of the senior advisory board of Oliver Wyman and chairman of the assets and liabilities committee of Banco Latinoamericano de Comercio Exterior.  He is the President of the advisory committee of the Economics and Business Administration school of the Universidad Panamericana and of the Music Academy of the Palacio de Minería.  He was Deputy Governor of the Mexican Central Bank (Banco de México) and President of the responsibilities commission of the Mexican Central Bank from 1995 to 2010.  He was a member of the cabinet of the CNBV from 2007 until 2010, an alternate member of the cabinet of the CNSF from 1995 to 2007 and Executive Director of the Coordinadora Empresarial para el Tratado de Libre Comercio (Business Coordinator for the Free Trade Agreement) (Mexico-USA-Canada) from 1991 until 1993.  He held several executive positions at Banamex from 1974 to 1990.  He has a degree with honors in Civil Engineering from the Universidad Nacional Autónoma de Mexico.  He holds a master’s degree in Science from Stanford University.

Enrique Krauze Kleinbort is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Banco Santander Spain, Casa de Bolsa Santander and Santander Consumo.  He is director and founder of the publisher Editorial Clío. He has published numerous books over the last 30 years.  He is the author of multiple documentaries and television series on Mexican history.  In 1990 he was inducted into the Mexican Academy of History.  He obtained the Premio Comillas biography award in Spain in 1993.  In December 2003, the Spanish government awarded him the Gran Cruz de la Orden de Alfonso X, el Sabio.  In April 2005, he became a member of the Colegio Nacional.  In July 2006, he was honored with the Ezequiel Montes Ledesma Award by the government of Queretaro, Mexico.  In September 2007, he was honored by the Universidad Autónoma de Nuevo León with the Honoris Causa doctorate.  Mr. Krauze Kleinbort holds a degree in Industrial Engineering from UNAM and a doctorate degree in History from El Colegio de México.

Luis Orvañanos Lascurain is an alternate independent member of our Board of Directors and a member of the Board of Directors of Banco Santander Mexico.  He is the founder, Chairman of the Board of Directors and Chief Executive Officer of Corporación GEO, a developer and construction company, and its 24 subsidiary companies.  He is a member of the Board of Directors of Club de Industriales, A.C., Grupo Zúrich México, S.A., Consejo Mexicano de Hombres de Negocios (Mexican Council of Businessmen) and Arroz con Leche, S.A. de C.V. and a member of CANADEVI and Colegio de Arquitectos, A.C. (Association of Architects).  He has a degree in Architecture from the Universidad Iberoamericana.

Antonio Purón Mier y Terán is an alternate independent member of our Board of Directors and of the Boards of Directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Hipotecario and Santander Consumo.  He is also a member of the Board of Directors of Zurich Santander Seguros Mexico, S.A.  He serves as an associate of the Centro de Investigación y Análisis Económico (Economic Research and Analysis Center, or CIDAC) and he is a member of the Instituto de Fomento e Investigación Educativa (Institute for the Promotion of Educational Research, or IFIE) and of Metrópoli 2025.  He advises public and private institutions with respect to strategy, transactions and organization in collaboration with the Centro de Investigación y Docencia Económicas (Center for Economic Research and Training, or CIDE) and with other specialists.  He served as a director-partner in the Mexican office of McKinsey & Company, Inc. for over 26 years.  He is currently a professor of training courses to McKinsey’s partners and he is in charge of the partners’ coaching program at a worldwide level.  He is a member of the Board of Directors of Nadro, S.A., of Patronato del Museo Nacional de Arte (the Patronage of the National Art Museum) of Banco Santander Spain and of the Universidad Iberoamericana.  Mr. Purón Mier y Terán holds a Masters in Business Administration from Stanford University and a degree in Chemical Engineering from the Universidad Iberoamericana.  Before starting at McKinsey, he was a full-time teacher at the Universidad Iberoamericana and worked at the Mexican Petroleum Institute, Ingeniería Panamericana and Polioles, S.A.

Executive Officers

Our executive officers are responsible for the management and representation of the Bank.  The following table presents the names and positions of our executive officers.  The business address of our officers is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, México, Distrito Federal, Mexico.  Certain of our executive officers are also members of the Board of Directors and of the Boards of Directors of our subsidiaries.

Executive Officers	Position	Year of Appointment to Current Position
Marcos Alejandro Martínez Gavica	Executive President and Chief Executive Officer	1997
Pedro José Moreno Cantalejo	Vice President of Administration and Finance	2010
Juan Sebastián Moreno Blanco	Vice President of Retail Banking	2010
Eduardo Fernández García-Travesí	General Counsel	2006
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management	2010
Estanislao de la Torre Álvarez	Deputy General Director of Media	2006
José Carlos Ávila Benito	Deputy General Director of Credit	2002
Carlos Rodríguez de Robles Arienza	Deputy General Director of Global Wholesale Banking	2009
José Antonio Alonso Mendívil	Deputy General Director of Business Strategy	2011
Rodrigo Brand de Lara	Deputy General Director of Institutional Relationships and Communication	2011
Ramón Riva Marañón	Deputy General Director of Business and Institutional Banking	2009
Jorge Alberto Alfaro Lara	Deputy General Director of Payment Systems	2005
Javier Pliego Alegría	Executive Director of Internal Audit	2011
Pablo Fernando Quesada Gómez	Deputy Director General of Private Banking	2011
Juan Pedro Oechsle Bernos	Deputy General Director of Individual and SME Banking	2011
Enrique Luis Mondragón Domínguez	Deputy General Director of Human Resources	2011

Set forth below are the biographies of our executive officers who are not also members of our Board of Directors.

Emilio de Eusebio Saiz became the Deputy General Director of Intervention and Control Management at Grupo Financiero Santander Mexico in December 2010 after serving as the Director for Control of Corporate Management of Expenses in the Santander Group between March 2008 and November 2010.  He began his career in the Santander Group’s Human Resources Department, where he worked from 1989 to 1990.  He worked in the Financial Division of the Santander Group from 1990 to 1992 and in the General Invervention and Control Management division from 1992 to 2008.  Mr. Eusebio Saiz holds a degree in Economics from the Universidad Complutense de Madrid and completed graduate studies at the Instituto de Empresas de Madrid in Spain.

Estanislao de la Torre Álvarez has been our Deputy General Director of Media since 2006.  He previously served as CEO of Altec México from 2004 to 2006 and Executive Director of Operations for Grupo Financiero Santander Mexico from 1998 to 2005.  He holds a master’s degree in Public Accounting from the Instituto Tecnológico Autónomo de México (ITAM).

Carlos Rodríguez de Robles Arienza has been the Deputy Director of Global Wholesale Banking at Grupo Financiero Santander Mexico since 2009.  He previously served as the Director of Global Transaction Banking from 2007 to 2009 and as the Director of Business Development and Control from 2004 to 2007 for Banco Santander Spain.  Mr. Robles Arienza began his career as an analyst at Hambros Bank Limited in 1995 and subsequently worked as Director of Capital Markets at CEMEX, S.A. de C.V. and as a Senior Banking and Telecommunications Consultant at McKinsey & Company before joining the Santander Group.  He is a graduate of the Universidad Complutense de Madrid in Spain and holds a master’s degree in Business Administration from the Amos Tuck School of Business at Dartmouth College.

José Antonio Alonso Mendívil was appointed Deputy General Director of Business Strategy for Grupo Financiero Santander Mexico in October 2011.  Previously, he was appointed Deputy General Director of Individual and SME Banking in 2009 after serving in various positions within the Santander Group since 2007.  Mr. Alonso Mendívil is a member of the board of directors of the investment funds managed by Gestión Santander and a member of the board of directors of Zurich Santander Seguros Mexico, S.A.  He is also an alternate member of the board of directors of Gestión Santander.  From 1997 to 2007, Mr. Alonso Mendívil was a director of various groups at Banco Mercantil del Norte and he started working in the banking industry in 1986 at Bancomer .  Mr. Alonso Mendívil graduated with a degree in Administration from the Universidad Intercontinental in Mexico and holds a master’s degree in Business Administration from the Universidad de Monterrey in Mexico.

Ramón Riva Marañón was appointed Deputy General Director of Business and Institutional Banking in 2009  and also serves as an alternate member of the Board of Directors of Banco Santander Mexico.  He was the Executive Director of Corporate Banking from 1998 to 2005, the Deputy General Director of Business and Institutional Banking from 2005 to 2006 and the Deputy General Director of Commercial Banking from 2007 to 2009.  Prior to joining the Santander Group, Mr. Riva Marañón served in various managerial positions at Bancomer, Bancrecer and Banca Serfin starting in 1987.  He began his career as an accounts executive at Procter & Gamble in 1986.  Mr. Riva Marañón graduated with honors in Civil Engineering from the Universidad Iberoamericana and received honors in his master’s degree in Business Administration from ITAM.

Jorge Alberto Alfaro Lara was appointed Deputy General Director of Payment Systems in 2005 and also serves as an alternate member of the Board of Directors of Santander Consumo.  He was the Executive Director of Consumer Credit and Payment Systems for Banco Santander Mexico from 1996 to 2005.  Prior to joining the Santander Group, Mr. Alfaro Lara served on the boards of directors of, among others, Total System de México, S.A., Controladora Prosa, S.A. and Transunion de México, S.A.  Mr. Alfaro Lara began his career as Vice President of Operations for American Express in 1986.  He studied Civil Engineering at Texas A&M University and received his master’s degree in Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) in Mexico.

Javier Pliego Alegría was appointed Executive Director of Internal Audit in 2011.  Previously, he was the Director of Internal Audit for Grupo Santander in Portugal from 2006 to 2011 and Managing Internal Auditor for Grupo Santander (Spain) from 1997 to 2006.  Mr. Pliego also worked in data treatment for SECEMG S.A. (Spain) in 1997 and as a Risk Analyst for The Chase Manhattan Bank from 1994 to 1997.  Mr. Pliego Alegría graduated with a degree in Economic and Entrepreneurial Sciences from the Universidad Autónoma de Madrid.

Pablo Fernando Quesada Gómez was appointed Deputy General Director of Private Banking in 2011.  He has previously held the following positions in Santander since 1993: Director of Corporate Banking from 1993 to 1994; Regional Business Director from 1995 to 1996; Regional Director of Company Banking from 1997 to 1999; Regional Director (Center –West) from 2000 to 2004; Regional Director (Southern Metropolis) in 2005; Executive Director of Company and Institutional Banking in 2006; Western Region Executive Director from 2007 to 2009; Western Region Executive Director for Company Banking from 2009 to 2010.  Mr. Quesada was also the Subdirector of Corporate Banking for Banco Mercantil Probusa (Mexico) from 1989 to 1992 and Corporate Bank Account Executive Banca Cremi (Mexico) from 1984 to 1988.  Pablo Fernando Quesada Gómez graduated with a degree in Business Administration from the Universidad del Valle of Atemajac, Guadalajara.

Juan Pedro Oechsle Bernos was appointed Deputy General Director of Individual and SME Banking in 2011.  He also serves as a member of the Board of Directors of Zurich Santander Seguros Mexico, S.A.  Between 2010 and 2011, Mr. Oechsle was Chief Executive Officer of Banco Santander Hong Kong Branch with regional responsibilities for the group in Asia.  From 2003 to 2010, he had several managerial responsibilities in Banco Santander Mexico, as Executive Director for South and Southeastern regions, Executive Director of Business and Institutional Banking and Director of Corporate Banking.  Prior to this he was responsible for Structured Transactions in Santander Brazil and led the Cost Efficiency Department in Santander Puerto Rico.  Before he joined Banco Santander, Mr. Oechsle worked for Citibank in Corporate Banking as well as in Banco Wiese in Peru.  Mr. Oechsle holds a degree in Business Administration with a major in Finance from the University of Texas at Austin and completed graduate studies in Finance at Fundação Dom Cabral (Brazil).

Enrique Luis Mondragón Domínguez was appointed Deputy General Director of Human Resources in 2011.  He has also held the following positions at Banco Santander Mexico: Executive Director of Human Resources from 2008 to 2011; Executive Regional Director (Southern Metropolis) from 2007 to 2008; Executive Director of Corporate Resources from 2000 to 2007; Executive Director of the General Division from 1997 to 2000; Executive Director of Planning and Projects from 1996 to 1997; Director of Strategic Planning and Marketing from 1993 to

1996; and Subdirector of Company Banking in 1993.  Before joining the Santander Group, Mr. Mondragón was the General Manager for Grupo Karat, S.A. de C.V. (Mexico) and also worked for Banamex as an Account and New Products Executive within the Corporate Finance Division from 1989 to 1990 and as a Credit Analyst from 1986 to 1989.  Mr. Mondragón Domínguez has a degree in Finance from ITAM, a master’s degree in Economics from the University of London (Queen Mary’s College) and a degree in Economics from ITAM.

Committees

Pursuant to our bylaws, our Board of Directors has created the following committees which report to the Board of Directors:

•	Audit Committee;

•	Corporate Practices Committee;

•	Comprehensive Risk Management Committee; and

•	Compensation Committee.

Audit Committee

The purpose, composition, authority and responsibilities of our Audit Committee (Comité de Auditoría), which reports to our Board of Directors, derives from Mexican law and has been established in a charter approved by our Board of Directors in accordance with Mexican law.

The principal functions of our Audit Committee are to (i) evaluate the performance of our external auditors, including the review and approval of their annual audit, (ii) review and approve financial statements, and recommend their approval to the Board of Directors, (iii) review our internal controls and inform the Board of Directors of any irregularities, (iv) opine in respect of the financial information prepared by the chief executive officer, which includes opinions in respect of (a) whether accounting policies and criteria are adequate and sufficient, and (b) whether financial information fairly reflects our financial condition and results, and (v) ensure that related party transactions and transactions required to be approved by the Board of Directors or the shareholders are approved.

The Audit Committee may generally review our financial information and its preparation and for that purpose may undertake investigations, require opinions of third parties and require explanations and information from our officers.

 Pursuant to Mexican law, the members of the Audit Committee must be appointed for their professional qualifications, expertise and reputation.  At least one of the members must have broad experience in the financial, auditing and/or internal control sectors.  The executives or employees of Grupo Financiero Santander Mexico cannot be members of the Audit Committee.  The Audit Committee must have at least three members and no more than five members of the Board of Directors, all of whom must be independent, as determined in accordance with Article 24 of the Mexican Financial Groups Law and our bylaws.

Pursuant to Mexican law and our bylaws, the president of the Audit Committee is elected and removed at the general shareholders’ meeting.  Such president cannot be the president of the Board of Directors.  The rest of the members of the Audit Committee are elected and/or removed by the Board of Directors.  The Audit Committee members are appointed indefinitely until they are removed or resign.

The current members of our Audit Committee are:

Name	Position	Status
Fernando Ruíz Sahagún	President of the Audit Committee and Independent Director	Independent
Antonino Fernández Rodríguez	Independent Director	Independent
José Eduardo Carredano Fernández	Independent Director	Independent
Alberto Felipe Mulas Alonso	Independent Director	Independent
Antonio Purón Mier y Terán	Independent Director	Independent

Certain invitees (invitados habituales) also attend the meetings of our Audit Committee on a regular basis.  Invitees may participate in meetings without voting rights, and the President of the Audit Committee has discretion to ask them to leave.  The current regular invitees of our Audit Committee are:

Name	Position
Javier Pliego Alegria	Executive General Director of Internal Audit
Guillermo Roa Luvianos	External Auditor
Ricardo García Chagoyan	External Auditor

The secretary of the Audit Committee is Alfredo Acevedo Rivas and the assistant secretary of our Audit Committee is Eduardo Fernández García-Travesí.

In order to comply with Rule 10A-3 under the Exchange Act, all of the directors on our Audit Committee are independent.

Corporate Practices Committee

The primary functions of our Corporate Practices Committee (Comité de Prácticas Societarias) are to obtain the opinion of independent experts in respect of required matters, call shareholder meetings, to aid the Board of Directors in the preparation of reports to be presented at shareholder meetings, and propose and provide advice to the Board of Directors on the following subjects:

•	policies and guidelines for the use or enjoyment of our property;

•	policies for loans and other transactions with related parties;

•	policies for exempting related party transactions from authorization;

•	transactions with employees;

•	unusual or non-recurring transactions;

•	appointment, dismissal and compensation of the CEO;

•	appointment and compensation of executive officers;

•	policies that set limits on the authority of the CEO and executive officers;

•	organization of human resources;

•	waivers to directors, executive officers or other persons to take advantage of our business opportunities for themselves or on behalf of third parties;

•	policies to promote activities in compliance with the relevant legal framework and access to adequate legal defense;

•	proposed compensation to directors and members of committees;

•	monitoring compliance of established corporate practices and compliance with all applicable laws or regulations;

•	presenting a report to the Board of Directors, based on reports of the activities of the CEO and the internal committees; and

•	proposing appropriate legal actions against our officers who do not comply with the principles of loyalty and diligence.

The Corporate Practices Committee may solicit the opinion of independent experts as it deems appropriate for the proper performance of its functions.

The current members of our Corporate Practices Committee are:

Members	Position
Alberto Felipe Mulas Alonso	President (Independent Director)
Fernando Ruíz Sahagún	Member (Independent Director)
Antonino Fernández Rodríguez	Member (Independent Director)
José Eduardo Carredano Fernández	Member (Independent Director)
Antonio Purón Mier y Terán	Member (Independent Director)

The secretary of the Corporate Practices Committee is Alfredo Acevedo Rivas and the assistant secretary of the Corporate Practices Committee is Eduardo Fernández García-Travesí.

The Corporate Practices Committee must include least three members of the Board of Directors, which may be members or alternate members, all of whom must be independent, as determined in accordance with Article 24 of the Mexican Financial Groups Law and our bylaws.  Pursuant to Mexican law and our bylaws, the president of the Corporate Practices Committee is elected and removed by the general shareholders meeting.  Such president cannot be the president of the Board of Directors and shall be elected on the basis of his expertise, competence and professional reputation.  The Corporate Practices Committee members are appointed indefinitely until they are removed or resign.

Comprehensive Risk Management Committee

Our Comprehensive Risk Management Committee (Comité de Administración Integral de Riesgos) reports to the Board of Directors as required by local law.  This committee proposes objectives, policies and procedures for the management of risk as well as risk exposure limits to the Board of Directors.  In addition, our Comprehensive Risk Management Committee approves the methodologies that we use to measure the various types of risks to which we are subject, as well as the models, parameters and scenarios for risk measurement, and monitors market, liquidity, credit, counterparty, legal and operational risks.  See “—Risk Management—Organizational Structure” for additional information about the committee’s activities.

The current members of our Comprehensive Risk Management Committee are:

Members	Position
Guillermo Güemez García	Alternate Independent Director and President of the Comprehensive Risk Management Committee
Marcos Alejandro Martínez Gavica	Executive President, Chief Executive Officer and Director
Antonino Fernández Rodríguez	Independent Director
Alberto Torrado Martínez	Independent Director
Joaquín Vargas Guajardo	Independent Director
Juan Sebastián Moreno Blanco	Vice President of Retail Banking
Pedro José Moreno Cantalejo	Vice President of Administration and Finance
José Carlos Ávila Benito	Deputy General Director of Credit
Javier Pliego Alegria*	Executive General Director of Internal Audit

*      No voting rights.

Certain invitees (invitados habituales) also attend the meetings of our Comprehensive Risk Management Committee on a regular basis.  Invitees may participate in meetings at the discretion of the President and without voting rights.  The current regular invitees of our Comprehensive Risk Management Committee are: Estanislao de la Torre Alvarez, Guillermo Alfonso Maass Moreno, Eduardo Fernández García-Travesí and Emilio de Eusebio Saiz.  In addition, Jorge Alberto Alfaro Lara is a special invitee (invitado especial) to the meetings of our Comprehensive Risk Management Committee.

Compensation Committee

The purpose, composition, authority and responsibilities of our Compensation Committee (Comité de Remuneraciones), which reports to our Board of Directors, have been established in a charter approved by our Board of Directors in accordance with Mexican law.

The Compensation Committee’s primary purpose is to assist our Board of Directors in developing norms and policies relating to the administration and evaluation of the compensation plans, that together form our compensation system and to promulgate compensation plan criteria and policies to some of our employees.  The Compensation Committee prepares biannual reports about the administration of our compensation plans and informs the CNBV about modifications to our compensation system.

The Compensation Committee is responsible for implementing and maintaining our compensation system and informs the Board of Directors twice a year regarding the operation of the compensation system.  Additionally, the Compensation Committee proposes compensation policies and procedures, recommends employees or personnel for inclusion in the compensation system and brings special cases and circumstances to the attention of the Board of Directors for its approval.

Our Compensation Committee charter provides that:

•	It must include at least two members of the Board of Directors, one of whom must be independent, who shall be the one presiding.

•	At least one member must have knowledge and experience in risk management or internal controls.

•	The person responsible for the Comprehensive Risk Management Unit shall be a member.

•	A representative from the human resources division shall be a member.

•	A representative from the financial planning or budget division shall be a member.

•	The internal auditor may participate without voting rights.

The Compensation Committee must meet every quarter, and at least a majority of its members must be present; provided, that an independent director shall at all times be present.  The meetings and resolutions adopted at Compensation Committee meetings must be documented in minutes signed by all of the members who are present.

The current members of our Compensation Committee are:

Name	Position
Antonio Purón Mier y Terán	Independent Director
Alberto Felipe Mulas Alonso	Independent Director
Marcos Alejandro Martínez Gavica	Executive President, Chief Executive Officer and Director
José Carlos Ávila Benito	Deputy General Director of Credit
Enrique Mondragón Domínguez	Deputy General Director of Human Resources
Pedro José Moreno Cantalejo	Alternate Director and Vice President of Administration and Finance
Javier Pliego Alegría	Executive General Director of Internal Audit
Jesús María Zabalza Lotina	Director
Eduardo Fernández García-Travesí	General Counsel

External Auditors

Our bylaws provide for an external auditor to be designated by the Board of Directors, with the favorable opinion of the Audit Committee.  Under the Mexican Securities Market Law and our bylaws, the duties of the external auditor include, among other things, the examination of the operations, books, records and any other relevant documents of a company and the presentation of a report of such examination at the annual ordinary general meeting of shareholders.

Our external auditors are Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu Limited in Mexico.

Compensation

The aggregate amount of compensation and benefits of our executive officers during fiscal year 2011 was Ps.267.9 million.  For the same period, the independent directors who are members of our Board of Directors and the Audit Committee, Corporate Practices Committee, Comprehensive Risk Management Committee and Compensation Committee received an aggregate compensation of Ps.6.9 million.  Our directors are not entitled to benefits upon termination of employment.

We are not required under Mexican law to disclose on an individual basis the compensation of our executive officers, directors or committee members, and we do not otherwise publicly disclose such information.

The aggregate compensation includes, for our executive officers, amounts generated under our bonus program.  The criteria for granting and paying bonus compensation vary depending on the department and the activities performed by such executive officer.

Our executive officers may participate in the pension plan that is available to our employees, but at contribution percentages that are different from those of the rest of our employees.  The total pension obligations to our executive officers, together with the total sum insured under our life insurance policies, amounted to Ps.337.7 million as of December 31, 2011.

In connection with the global offering, Banco Santander Spain will pay a fixed fee in the aggregate amount of approximately Ps.123.4 million to 34 members of our management upon the closing of the offering.

Share Compensation Plan s

Performance Share Plan Payable in Shares of Banco Santander Spain

Banco Santander Spain’s shareholders have approved a multi-year incentive plan payable in shares of Banco Santander Spain for the benefit of the Santander Group’s executive officers, other members of management and any other executives.  This plan is approved by the shareholders of Banco Santander Spain and the beneficiaries are designated by the board of directors of Banco Santander Spain or, when so delegated by the board of directors, the executive committee of the board of directors of Banco Santander Spain.  The expenses associated with this plan are borne by us and are part of the overall compensation of the beneficiaries of the plan.  Approximately 6% of the participants in this plan are in Mexico.

Except for the first performance cycle, which lasted for two years (Plan I-09), the other performance cycles last for approximately three years each.  As of December 31, 2011, there were three cycles in effect (Plans I-12, I-13 and I-14, respectively).  The total cost of these cycles is €14.8 million.

Each beneficiary who is employed with us for the duration of the plan cycle is entitled to a number of shares based on the achievement of certain performance targets by the Santander Group.  The targets for Plan I-11 were defined by comparing the Santander Group’s performance with that of a benchmark group of financial institutions with respect to two parameters: total shareholder return, or TSR, and growth in earnings per share, or EPS.  The targets for later plans compare the Santander Group’s performance with respect to TSR only.  The relevant performance targets are considered as of the third anniversary of the commencement of each cycle (with the exception of the first cycle, for which the second anniversary was considered).  Shares awarded in each cycle are delivered within seven months from the end of the cycle.

At the end of the cycle for Plan I-11, TSR and the EPS growth were calculated for the Santander Group and each of the benchmark entities and the results were ranked.  The percentage of shares delivered was based on the following scale in accordance with the Santander Group’s relative position among the group of benchmark financial institutions:
The Santander Group’s TSR Ranking	Percentage of Maximum Shares to be Delivered	The Santander Group’s EPS Growth Ranking	Percentage of Maximum Shares to be Delivered
1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th and below	0%	12th and below	0%

Certain adjustments to the ranking and award criteria are made if any benchmark group entity is acquired by another company and its shares cease to be traded or the company ceases to exist.

At the end of Plan I-12’s cycle, TSRs were calculated for the Santander Group and each of the benchmark entities and the results were ranked from first to last.  The percentage of shares to be distributed was determined based on the following scale in accordance with the relative position of the Santander Group among the group of benchmark financial institutions:

Santander Group’s TSR Ranking	Percentage of Maximum Shares to Be Delivered
1st to 5th	100.0%
6th	82.5%
7th	65.0%
8th	47.5%
9th	30.0%
10th or lower	0.0%

At the end of Plan I-13’s cycle, TSRs will be calculated for the Santander Group and each of the benchmark entities and the results will be ranked from first to last.  The percentage of shares to be distributed will be determined based on the same scale as the Plan I-12 cycle in accordance with the relative position of the Santander Group among the group of benchmark financial institutions.

In January 2012, the Board of Directors of Banco Santander Spain approved the rules applicable to Plan I-14.  Certain material changes from previous plan cycles are the following:

•	A certain group of executives is not eligible for this plan.

•	Certain changes were made to the group of benchmark financial institutions and to the percentage of shares to be delivered in accordance with the Santander Group’s place in the TSR ranking.

•
Certain additional requirements for the delivery of shares were added.  Shares will not be granted if the financial performance of the Santander Group is below certain standards, and employees will not be eligible to receive shares if they do not comply with internal regulations.

See note 21.a to our unaudited condensed consolidated financial statements.

Plans I-12, I-13 and I-14 will remain in place until the end of their respective three-year cycles. Shares awarded under Plan I-12 were delivered to their beneficiaries in July 2012.

Proposed Share Compensation Plan Payable in Shares of Grupo Financiero Santander Mexico

In July 2012, our Board of Directors approved a share compensation plan pursuant to which certain of our senior officers would have the right to receive Series B shares of our capital stock over time and upon satisfaction of specified criteria, as described below.  As of the date of this prospectus, we have not finalized all the details regarding the share compensation plan for our senior officers, nor have we finalized the documentation in connection therewith.

This share compensation plan is expected to benefit approximately 300 senior officers of Banco Santander Mexico, Casa de Bolsa Santander, Gestión Santander and Banco Santander Mexico’s Sofomes, with an aggregate cost of approximately Ps. 418.7 million.

In order to carry out the share compensation plan for our eligible senior officers, Banco Santander Mexico and Casa de Bolsa Santander will create a trust and a Mexican multiple-purpose banking institution will act as trustee under the instructions of a committee appointed thereunder.  Banco Santander Mexico and Casa de Bolsa Santander will contribute the necessary cash funds for the trustee’s purchase of up to 0.189% of the Series B shares included in the global offering.  The trust will only purchase Series B shares in the Mexican offering and will not participate in the international offering.

The share compensation plan will have a duration of three years (with each annual period considered independently).  At the time the share compensation plan becomes effective, we will determine the maximum number of shares for each eligible senior officer subject to satisfaction of the conditions below.  Pursuant to the share compensation plan, our eligible senior officers will have the right to receive shares based on the performance metrics described below in three equal parts at the end of each annual period.  The receipt of shares under the plan will be subject at all times to the criteria below and to their continued employment with us.  For each eligible senior officer, the following performance criteria will apply with respect to each annual period: (i) for the awarding of 50% of the shares to be released in such annual period, the change in the price of our shares during such period shall be equal to or better than the change in the IPC for such period, and (ii) for the awarding of the other 50% of the shares to be released in such annual period, (a) if the price of our shares is at least 15% above the public offering price listed on the cover of this prospectus, then such percentage shall be awarded in full, (b) if the price of our shares is 10% above the public offering price listed on the cover of this prospectus, then half of such percentage shall be awarded, and (c) if the price of our shares is between 10% and 15% above the public offering price listed on the cover of this prospectus, then such percentage shall be determined using the linear interpolation method in accordance with the parameters set forth in (a) and (b).

At the expiration of the share compensation plan, any shares held by the trust will be sold and the proceeds will be transferred to Banco Santander Mexico and Casa de Bolsa Santander.

Share Ownership

As of the date of this prospectus, none of the members of our Board of Directors or executive officers hold shares of our capital stock or options on our capital stock.

PRINCIPAL AND SELLING SHAREHOLDERS

We are a subsidiary of Banco Santander S.A., or Banco Santander Spain.  The Santander Group, through its stand-alone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2011, based on publicly available annual reports.  The Santander Group had a gross margin of €22,544 million, core capital (BIS II) of 10.1% and a market capitalization of €49,261 million as of June 30, 2012, and net income attributable to shareholders of €1,704 million in the six months ended June 30, 2012.  As of June 30, 2012, the Santander Group had 14,569 offices and operations in more than 20 countries worldwide.  As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

As of the date of this prospectus, Banco Santander Spain directly or indirectly owns approximately 99.87% of our total capital stock.  Our relationship with the Santander Group has provided us with access to the expertise of the Santander Group in areas such as technology, product innovation, human resources and internal audit control systems.  In addition, the Santander Group requires us to follow its banking policies, procedures and standards, especially with respect to credit approval and risk management.  Such policies and expertise have been successfully used by the Santander Group in the Spanish and other banking markets, and we believe that such policies and expertise have had and will continue to have a beneficial effect upon our operations.

Banco Santander Spain is offering up to                  Series B shares (including in the form of ADSs), including up to             Series B shares (including in the form of ADSs) pursuant to the underwriters’ option to purchase additional Series B shares (including in the form of ADSs), in the global offering.  For information about our relationship with Banco Santander Spain, see “Related Party Transactions.”

Santusa Holding, S.L. is offering up to                  Series B shares (including in the form of ADSs) pursuant to the underwriters’ option to purchase additional Series B shares (including in the form of ADSs) in the global offering.  If either the international underwriters or the Mexican underwriters exercise their option to purchase additional ADSs or Series B shares, respectively, the underwriters will purchase first from Banco Santander Spain up to                    additional Series B shares (including in the form of ADSs), then from Santusa Holding, S.L. up to                additional Series B shares (including in the form of ADSs).  Santusa Holding, S.L. will only sell shares in this offering if the underwriters exercise their option to purchase more than                additional Series B shares (including in the form of ADSs), and will not sell any shares in this offering if the international underwriters or the Mexican underwriters do not exercise their option to purchase additional shares.  We do not have a commercial relationship with Santusa Holding, S.L. because it is a holding company whose principal activity comprises holding shares of other companies.  Santusa Holding S.L. is wholly owned by Banco Santander Spain and Santander Holding Internacional S.A. (a holding company subsidiary of Banco Santander Spain).

Banco Santander Spain is our controlling shareholder and, as a result, has the ability to determine the outcome of substantially all actions requiring shareholder approval, as well as to control our management, strategy and principal policies.  Santusa Holding, S.L. and Santander Overseas Bank Inc. are affiliates of Banco Santander Spain and act in coordinated manner with Banco Santander Spain with respect to their shareholdings and the voting of their shares in our company.

As of  the date of this prospectus , 100% of our Series B shares were held in Mexico by Banco Santander Spain, Santusa Holding, S.L, Santander Overseas Bank Inc. and minority shareholders and 100% of our Series F shares were held in Mexico by Banco Santander Spain.  The following table presents the beneficial ownership of our capital stock as of the date of this prospectus.

Name	Series B Shares	Percentage of Outstanding Series B Shares	Series F Shares	Percentage of Outstanding Series F Shares	Percentage of Total Share Capital
Banco Santander Spain(1)	1,608,355,340	48.41%	3,464,309,145	100.00%	74.75%
Santusa Holding, S.L.(2)	1,690,250,753	50.88%	—	—	24.91%
Santander Overseas Bank Inc.(3)	14,428,432	0.43%	—	—	0.21%
Minority shareholders	9,051,243	0.27%	—	—	0.13%
Total	3,322,085,768	100.00%	3,464,309,145	100.00%	100.00%

The following table presents the beneficial ownership of our capital stock following the offering, assuming no exercise of the option to purchase additional ADSs or the option to purchase additional Series B shares.

Name	Shares Sold in the Offering	Series B Shares	Percentage of Outstanding Series B Shares	Series F Shares	Percentage of Outstanding Series F Shares	Percentage of Total Share Capital
Banco Santander Spain(1)
Santusa Holding, S.L.(2)
Santander Overseas Bank Inc.(3)
Minority shareholders
Total			100.00%		100.00%	100.00%

The following table presents the beneficial ownership of our capital stock following the offering, assuming full exercise of the option to purchase additional ADSs and the option to purchase additional Series B shares.

Name	Shares Sold in the Offering	Series B Shares	Percentage of Outstanding Series B Shares	Series F Shares	Percentage of Outstanding Series F Shares	Percentage of Total Share Capital
Banco Santander Spain(1)
Santusa Holding, S.L.(2)
Santander Overseas Bank Inc.(3)
Minority shareholders
Total			100.00%		100.00%	100.00%

(1)
The address of Banco Santander Spain is Paseo de Pereda 9-12, Santander, Spain.  Banco Santander Spain, directly and indirectly through its subsidiaries, is the beneficial owner of 99.87% of our total capital stock.

(2)
Banco Santander Spain and Santander Holding Internacional, S.A. (a holding company subsidiary of Banco Santander Spain) own 69.76% and 30.24% of the shares of Santusa Holding, S.L., respectively.  The address of Santusa Holding, S.L. is Avenida de Cantabria s/n (Ciudad Grupo Santander), Boadilla del Monte, 28660 Madrid, Spain.

(3)
Holbah II Limited (Bahamas) (a company that is indirectly and wholly controlled by Banco Santander Spain through Parasant, S.A.) owns 100% of the shares of Santander Overseas Bank Inc. The address of Santander Overseas Bank Inc. is 207 Ponce de León, San Juan, Puerto Rico 00917-1818.

Significant Changes in Percentage Ownership of Principal Shareholders

There has been no significant change in the percentage ownership of Grupo Financiero Santander Mexico since January 1, 2009.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders.  See “Description of Capital Stock—Voting Rights.”

RELATED PARTY TRANSACTIONS

Loans to Related Parties

Articles 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law (Ley de Instituciones de Crédito) regulates and limits loans and other transactions pursuant to which related parties may be liable to a bank.  Transactions covered under the Articles are deposits, any type of loans, restructurings and amendments to such loans, net derivatives positions and investments in securities other than equity securities.  For purposes of these provisions, the term related parties refers to (1) holders, either directly or indirectly, of 2% or more of our or any of our subsidiaries’ shares; (2) our or any of our subsidiaries’ principal and alternate Board members; (3) relatives of a Board member or of any person specified in (1) and (2) above; (4) any person not our officer or employee who, nevertheless, is empowered to contractually bind us; (5) any corporation (or its directors or executive employees) in which we or any of our subsidiaries owns, directly or indirectly, 10% or more of its equity stock; (6) any corporation who has a director or officer in common with us or any of our subsidiaries; or (7) any corporation in which our external auditors, our employees, holders of 2% or more of our shares, or we or any of our directors or officers holds 10% or more of the outstanding capital stock.  The majority of our Board of Directors must approve such loans.  Before approval, however, the loan must undergo our customary review procedures for loans, which will vary depending on the nature and amount of the loan, except that such loans must always be reviewed and recommended by the highest loan review committee at the management level, and must be recommended by a special committee of directors responsible for reviewing our largest loans and all loans falling within the scope of Articles 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law.  In addition, certain filings must be made with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) with respect to such loans.  Loans to individuals in amounts less than the greater of (1) two million UDIs (Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation) or (2) 1% of a bank’s Tier 1 net capital are exempt from such provisions.  Loans to related parties may not exceed 50% of a bank’s Tier 1 Capital.  The CNBV may, upon request, grant exemptions from these provisions.  In our case, all loans to individuals who are related parties, regardless of the amount, are approved by our Board of Directors.

The Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP) has adopted rules which exclude from the category of loans to related parties loans granted to the Mexican government, provided that the recipient does not make a loan to a related party, and loans to our directors or officers if they fall within the minimum thresholds set forth above.  The SHCP rules also exclude from the category of loans to related parties loans to companies that provice ancillary services to us, meaning our affiliates that provide the necessary auxiliary services we need in order to carry out our operations, such as administrative, accounting, finance, legal, IT and other services, provided that such companies do not make a loan to a related party.  These three categories of loans are not considered for purposes of determining the 50% of Tier 1 Capital limit of our loan portfolio that may consist of loans to related parties, and do not require the prior approval of our Board of Directors.

As of June 30, 2012, our loans granted to related parties per Article 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law totaled Ps.70,135 million (U.S.$5,231 million), which included loans granted to Banco Santander Mexico’s subsidiaries Santander Consumo and Santander Hipotecario (formerly GE Consumo México S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad no Regulada) for Ps.40,048 million (U.S.$2,987 million) and Ps.16,944 million (U.S.$1,264 million), respectively, which were eliminated from the balance sheet on consolidation.  These loans with related parties were approved by the Board of Directors.  According to Mexican Banking Law, loans with subsidiaries that form part of our financial group are not considered to be related party transactions and therefore do not count against the 50% of Tier 1 Capital limit.  Pursuant to the methodology to classify the loan portfolio set forth under the loan classification and rating rules, 99.0% of the loans granted to related parties have a credit quality of A1 and 1.0% have a credit quality of A2.  Our loans to related parties are made on terms and conditions comparable to other loans of like quality and risk.

Additionally, pursuant to the Mexican Banking Law, no loans may be made to any bank officers or employees, except in connection with certain employment benefits.  As permitted by the Mexican Banking Law, we currently provide loans to our employees at favorable rates.

Loans to Our Directors and Executive Officers

Banco Santander Mexico has granted loans to our directors (excluding directors who are also executive officers) of Ps.0.2 million, Ps.0.1 million, Ps.0.5 million and Ps.0.3 million as of January 1, 2010, December 31, 2010, December 31, 2011 and June 30, 2012, respectively.  None of these loans is disclosed as nonaccrual, past due, restructured or potential problems in the “Selected Statistical Information” section.  All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander Mexico, and did not involve more than the normal risk of collectibility or present other unfavorable features.

In addition, Banco Santander Mexico has granted loans to our executive officers (including directors who are also executive officers) of Ps.84.7 million, Ps.91.8 million, Ps.96.5 million and Ps.87.3 million as of January 1, 2010, December 31, 2010, December 31, 2011 and June 30, 2012, respectively.  None of these loans is disclosed as nonaccrual, past due, restructured or potential problems in the “Selected Statistical Information” section.  As of January 1, 2010, December 31, 2010, December 31, 2011 and June 30, 2012, 99%, 98%, 97% and 98% of the total amount of these loans, respectively, were made pursuant to an employee benefit plan that makes standardized loans available to all of our employees without preferential terms or conditions for any of the executive officers, as permitted by the Mexican Banking Law.  The rest of these loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander Mexico, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Under applicable Mexican privacy laws, Banco Santander Mexico is not permitted to disclose the identity of its loan recipients. The following table sets forth unnamed members of our senior management who are the recipients of loans pursuant to an employee benefit plan granted by Banco Santander Mexico to which Instruction 2 of Item 7.B.2. of Form 20-F does not apply.  The recipients of such loans have not waived the application of these privacy laws.

The material terms that differentiate these loans to unnamed members of our senior management listed below from those made in the ordinary course of business in transactions with unrelated persons are the following:

•
The applicable interest rate for each of these loans is the 28-day TIIE capped at 8%, which is less than the interest rate that would be charged to unrelated persons. The average TIIE rate from January to June 2012 was 4.77%.

•	We do not charge any commissions for these loans, whereas we would normally charge commissions on loans made to unrelated persons.

	As of June 30, 2012
Nature of loan and transaction in which incurred	Mortgage (1)				Credit lines (2)				Total amount outstanding
	Largest amount outstanding (3)		Amount outstanding		Largest amount outstanding (3)		Amount outstanding
	(Millions of pesos)
Officer 1	Ps.	43.1	Ps.	34.8					Ps.	34.8
Officer 2		4.7		4.6						4.6
Officer 3		5.0		3.5						3.5
Officer 4		2.2		1.9						1.9
Officer 5		2.5		2.4						2.4
Officer 6		5.0		4.6	Ps.	0.3	Ps.	0.1		4.7
Officer 7		2.0		0.3		1.0		0.1		0.4
Officer 8		6.0		6.0		1.0		0.8		6.8
Officer 9		8.5		6.2		1.0		0.4		6.6
Officer 10		6.0		5.2						5.2
Officer 11		5.0		4.8						4.8
Officer 12		7.0		5.5		2.5		0.7		6.2
Officer 13		3.8		3.7						3.7
Total	Ps.	100.8	Ps.	83.5	Ps.	5.8	Ps.	2.1	Ps.	85.6

(1)	Under our employee benefit plan, each officer can be granted up to a maximum of 3 mortgage loans. The amount outstanding column includes all the loans outstanding as of June 30, 2012.

(2)
Under our employee benefit plan, each officer can be granted up to a maximum of 2 credit lines (these are consumer loans without guarantees). The amount outstanding column includes all the loans outstanding as of June 30, 2012.

(3)	The largest outstanding amount is equal to the aggregate initial amount s of all loans .

Affiliate Transactions

From time to time, we enter into agreements, including service agreements, with Banco Santander Spain, our subsidiaries and affiliates such as Santander Consumo, Casa de Bolsa Santander, Gestión Santander, Banco Santander Mexico, Isban México, S.A. de C.V., Gesban México Servicios Administrativos Globales, S.A. de C.V. and Santander Global Property, S.A. de C.V.  We have entered into service agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others.  We believe that these transactions with our affiliates have been made on terms that are not less favorable to us than those that could be obtained from unrelated third parties.

We have agreements with the following service providers, which are also affiliates of the Santander Group:

•
Ingeniería de Software Bancario, S.L., or ISBAN, for the provision of IT services such as project development, quality plans, remediation plans, maintenance of application software, functional support of various applications and consulting.

•
Produban Servicios Informáticos Generales, S.L., or Produban, for the provision of IT services such as data processing, administration of IT services, project development, consulting, software quality management and project development support.

•	Gesban Mexico Servicios Administrativos Globales, S.A. de C.V., or Gesban, for the provision of accounting services, fiscal management, budget control, support services and inspections and audits.

In addition, in January, February and April 2011, we acquired loans previously held by non-Mexican related parties for which the borrower or the holding company of the borrower was a Mexican company.  The acquisition of the portfolios amounted to Ps.18,110 million and was made at fair value.  The amount was recognized in our consolidated income statement.  See note 49 to our audited financial statements included elsewhere in this prospectus for further information regarding our related party transactions with Banco Santander Spain, our subsidiaries and other affiliated companies.

The following table sets forth our assets and liabilities held in connection with related parties as of January 1, 2010, December 31, 2010 and 2011 and June 30, 2012:

	As of
	January 1, 2010				December 31, 2010				December 31, 2011					June 30, 2012
	Parent		Other Related Party		Parent		Other Related Party		Parent		Other Related Party			Parent	Other Related Party
	(Millions of pesos)

ASSETS
FINANCIAL ASSETS HELD FOR TRADING
Loans and advances to credit institutions
Banco Santander, S.A.	Ps.	8,165		—	Ps.	2,283		—	Ps.	317		—	Ps.	5,248
Santander Benelux, S.A., N.V.		—	Ps.	2,467		—	Ps.	1,319		—	Ps.	4,891			Ps.	4,930
Abbey National Treasury Services plc		—		—		—		—		—		722				827
Loans and advances to customers(1)
Produban Servicios Informáticos Generales, S.L.		—		—		—		569		—		643				890
Santander Capital Structuring, S.A. de C.V.		—		—		—		—		—		751				963
Promociones y Servicios Polanco, S.A. de C.V.		—		—		—		—		—		134				139

	As of
	January 1, 2010		December 31, 2010		December 31, 2011		June 30, 2012
	Parent	Other Related Party	Parent	Other Related Party	Parent	Other Related Party	Parent	Other Related Party
	(Millions of pesos)

Trading derivatives
Banco Santander, S.A.	17,700	—	15,694	—	11,850	—	8,869
Santander Benelux, S.A., N.V.	—	2,117	—	10,459	—	11,604		10,434
Abbey National Treasury Services plc	—	180	—	280	—	243		157
Santander Investment Limited	—	42	—	465	—	—
Other								1
OTHER ASSETS
Banco Santander, S.A.	—	—	23	—	21	—	309
Seguros Santander, S.A.	—	725	—	450	—	497		595
Isban México, S.A. de C.V.	—	12	—	—	—	—
Produban Servicios Informáticos Generales, S.L.								102
Other								56
LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING
Trading derivatives
Banco Santander, S.A.	15,429	—	14,967	—	11,722	—	11,198
Santander Benelux, S.A., N.V.	—	5,114	—	12,055	—	16,409		14,867
Abbey National Treasury Services plc	—	164	—	225	—	359		244
FINANCIAL LIABILITIES AT AMORTIZED COST
Deposits from credit institutions
Banco Santander, S.A.	—	—	6,181	—	290	—	234
Santander Trade Services, Ltd.	—	—	—	—	—	2
Customer deposits
Isban México, S.A. de C.V.	—	386	—	332	—	762		1,002
Banco Santander, S.A.	968	—	110	—	—	—
Promociones y Servicios Santiago, S.A. de C.V.	—	102	—	—	—
Promoción y Servicios Polanco, S.A. de C.V.	—	—	—	—	—	107		39
Seguros Santander, S.A.	—	27	—	—	—	—
Produban Servicios Informáticos Generales, S.L.	—	36	—	89	—	94		249
Other	—	—	—	—	—	76		36
Marketable Debt Securities
Seguros Santander, S.A.	—	856	—	928	—	955		1,002
Subordinated debentures
Banco Santander, S.A.	2,952	—	—	—	—	—
Other	—	981	—	—	—	—
Other financial liabilities
Banco Santander, S.A.	3,995	—	5,038	—	8,484	—	7,024
Santusa Holding, S.L.	—	—	—	1,594	—	2,828		747
Santander Overseas Bank Inc.	—	—	—	—	—	24		6
Other	—	57	—	14	—	—

	As of
	January 1, 2010		December 31, 2010		December 31, 2011		June 30, 2012
	Parent	Other Related Party	Parent	Other Related Party	Parent	Other Related Party	Parent	Other Related Party
	(Millions of pesos)

OTHER LIABILITIES
Banco Santander, S.A.	—	—	458	—	309	—	51
Santander Investment Securities Inc.								50
Isban México, S.A. de C.V.								34
Other								37

(1)	Does not include loans to our directors or executive officers, which are described separately in “—Loans to Related Parties—Loans to Our Directors and Executive Officers” above.

The following table set forth our income and expense from related parties for the years ended December 31, 2010 and 2011 and for the six months ended June 30, 2012:

	For the year ended December 31,								For the six months ended June 30,
	2010				2011				2012
	Parent		Other Related Party		Parent		Other Related Party		Parent		Other Related Party
	(Millions of pesos)
INCOME STATEMENT
Interest and similar income
Banco Santander, S.A.	Ps.	75		—	Ps.	71		—	Ps.	3
Santander Benelux, S.A., N.V.		—	Ps.	4		—	Ps.	20
Produban Servicios Informáticos Generales, S.L.		—		—		—		14			Ps.	13
Santander Capital Strusturing, S.A. de C.V.												21
Other		—		2		—		3				3
Interest expenses and similar charges
Banco Santander, S.A.		79		—		23		—
Isban México, S.A. de C.V.		—		—		—		24				17
Seguros Santander, S.A.		—		16		—		—				5
Promociones y Servicios Polanco, S.A. de C.V.		—		—		—		2				2
Produban Servicios Informáticos Generales, S.L.		—		—		—		2
Other		—		3		—		—				2
Fee and commission income
Banco Santander S.A.		13		—		8		—		2
Santander Investment Securities Inc.		—		6		—		—				4
Seguros Santander, S.A.		—		1,560		—		2,221				1,400
Santander Capital Structuring, S.A. de C.V.		—		—		—		15
Other		—		—		—		11				17

	For the year ended December 31,				For the six months ended June 30,
	2010		2011		2012
	Parent	Other Related Party	Parent	Other Related Party	Parent	Other Related Party
	(Millions of pesos)
Gains/(losses) on financial assets and liabilities (net)
Financial assets held for trading
Santander Benelux, S.A., N.V.	—	1,389	—	(4,244)		(1,234)
Banco Santander, S.A.	(2,183)	—	485	—	(2,584)
Servicios de Cobranza, Recuperación y Seguimiento, S.A. De C.V.	—	(1)	—	7
Abbey National Treasury Services plc	—	22	—	(184)		(75)
Other	—	—	—	(33)		(16)
Administrative expenses
Produban Servicios Informáticos Generales, S.L.	—	1,007	—	1,118		606
Isban México, S.A. de C.V.	—	91	—	84
Santander Global Facilities, S.A. de C.V.	—	115	—	151		77
Ingeniería de Software Bancario, S.L.	—	76	—	88		53
Gesban México Servicios Administrative Globales, S.A. de C.V.	—	32	—	34		18
Other	—	81	—	96		87

DESCRIPTION OF CAPITAL STOCK

Set forth below is certain information relating to our capital stock, including the material provisions of our bylaws, Mexican corporate and securities laws and certain related laws and regulations of Mexico, including those of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV), all as in effect as at the date of this prospectus.  The following summary description of our capital stock does not purport to be complete and is qualified in its entirety by reference to our bylaws, which are an exhibit to the registration statement of which this prospectus forms a part.

General

We are currently organized as a publicly traded variable capital stock corporation (sociedad anónima bursátil de capital variable) under the laws of Mexico.  We were organized as a holding company of a financial group on November 14, 1991 and became a publicly listed company on December 11, 1991.  A copy of our bylaws has been filed with the CNBV and with the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) and is available for inspection at the Mexican Stock Exchange’s website: www.bmv.com.mx, and an English translation thereof is an exhibit to the registration statement filed with the SEC of which this prospectus forms a part.  Our corporate domicile is Mexico City, Federal District and our headquarters are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, México, Distrito Federal, Mexico.  Our telephone number is +55 5257-8000.

Issued Share Capital

Our capital stock is divided into two series of shares, Series F shares and Series B shares.  Series F shares may only be owned by a foreign financial institution, except if such shares are transferred as collateral or in property to the Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario, or IPAB), and must represent at all times at least 51% of our issued and outstanding capital stock.  Series F shares may only be transferred with the prior approval of the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP).  Series B shares are common shares and may be purchased by Mexican or non-Mexican individuals or entities, subject to certain transfer restrictions.  See “Supervision and Regulation—Ownership Restrictions; Foreign Financial Affiliates.”  Series B shares may only represent up to 49% of our issued and outstanding capital stock.  Our Series B shares are registered with the Mexican National Securities Registry (Registro Nacional de Valores, or RNV) and have been listed on the Mexican Stock Exchange since December 11, 1991.

Since we are a variable stock corporation, our capital stock must have a fixed portion and may have a variable portion, represented both by Series F and Series B shares.  Our bylaws set forth that the variable portion of our capital stock may not exceed ten times the amount of the fixed portion thereof.

As of the date of this prospectus, our capital stock consists of 6,786,394,913 shares, represented by 3,322,085,768 Series B shares (one vote per share) and 3,464,309,145 Series F shares (one vote per share), all of which are book-entry shares, fully paid and of a par value of Ps.3.780782962 each.  Our share capital will not change as a result of the global offering.

Corporate Purpose

Our bylaws provide that our corporate purpose is to acquire and manage shares issued by insurance companies, brokerage houses, depositories, mutual funds management companies, credit institutions, pension fund management companies and any other kind of financial entities as the SHCP may determine, pursuant to the provisions of the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras), including companies that render ancillary services to us or to the entities part of the financial group.

Registration and Transfer of Shares

Our Series B shares are registered with the Mexican National Securities Registry maintained by the CNBV.  If we wish to cancel our registration, or if it is cancelled by the CNBV, we will be required to make a public offer to purchase all outstanding Series B shares, prior to the cancellation.

Our shares are evidenced by share certificates in registered form.  The certificates evidencing our shares are deposited with the Mexican depository institution, S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or Indeval, and are maintained in book-entry form with institutions which have accounts with Indeval.  Indeval is the holder of record in respect of all of the shares of our capital stock.  Accounts may be maintained at Indeval by brokers, banks and other financial institutions and entities authorized for this purpose.  Ownership of our shares is evidenced by certificates issued by Indeval, together with certificates issued by Indeval’s account holders.  We maintain a stock registry and only those persons listed in such stock registry and holding certificates issued in their name as registered holders, or persons holding shares through institutions that maintain accounts with Indeval, will be recognized as our shareholders.  Pursuant to Mexican law, any transfer of shares must be registered in our stock registry or through book entries that may be traced back from our stock registry to the records of Indeval.

Pursuant to the Mexican Financial Groups Law, the Mexican Securities Market Law (Ley del Mercado de Valores) and our bylaws, no person or entity, or group of persons or entities, may directly or indirectly, in one or a series of related transactions, (i) acquire any of our Series F shares, except with the prior authorization of the SHCP, (ii) acquire more than 2% of our shares without informing the SHCP after the acquisition, (iii) acquire 5% or more of our shares, except with the prior authorization of the SHCP, and (iv) acquire 30% or more of our shares, unless (a) the acquiror shall have previously obtained the prior authorization of the SHCP, and (b) the acquiror, with the approval of the CNBV, shall conduct a public tender offer to acquire either (x) if the intended acquisition is for shares representing less than 50% plus one of our aggregate outstanding shares of capital stock, the greater of an additional 10% of the aggregate outstanding shares or the percentage of additional outstanding shares intended to be acquired, or (y) if the intended acquisition is for shares representing more than 50% of the aggregate outstanding shares of capital stock, 100% of our aggregate outstanding shares.

In addition, our Series F shares may only be transferred with the prior approval of the SHCP.

Voting Rights

Holders of Series F or Series B shares are entitled to one vote per share and such shares shall, within each series, confer its holders with the same rights.  Holders of our shares do not have cumulative voting rights, which generally are not available under Mexican law.

Conflicts of Interest

Under Mexican law, any shareholder that votes in a transaction in which its interests conflict with our interest may be liable for damages, but only if the transaction would not have been approved without such shareholder’s vote.

A member of our Board of Directors with a conflict of interest must disclose such conflict and abstain from any deliberation or vote in connection therewith.  A breach by any member of our Board of Directors of any such obligations may result in such member being liable for damages and losses.  Further, any member of our Audit Committee or our Corporate Practices Committee who votes on a transaction in which he or she has a conflict of interest with us may be liable for damages.

Pursuant to the Mexican Securities Market Law, our Audit and Corporate Practices Committees, as the case may be, must issue an opinion with regard to, among others, transactions and arrangements with related parties, and these transactions and arrangements must be approved by our Board of Directors.

Shareholders’ Meetings

Calls

Under Mexican law and our bylaws, shareholders’ meetings may be called by:

•	our Board of Directors;

•	shareholders representing at least 10% of our outstanding capital stock who request that the Board of Directors or the Corporate Practices Committee or Audit Committee call a shareholder meeting;

•	a Mexican court of competent jurisdiction, in the event the Board of Directors does not comply with a valid request of the shareholders described immediately above;

•	the Audit Committee and the Corporate Practices Committee; and

•
any shareholder, provided that no annual ordinary meeting has been held for two consecutive years or the annual shareholders’ meeting did not address the matters required to be addressed in annual shareholders’ meetings.

Calls for shareholders’ meetings will be required to be published in the Official Gazette of the Federation (Diario Oficial de la Federación) or in any newspaper of general circulation of our corporate domicile, at least 15 days before the scheduled date of the shareholders’ meeting in the case of first call, and at least 5 business days in advance in the case of second and subsequent calls.  Calls need to specify the place, date and time as well as the matters to be addressed at the meeting.  From the date on which a call is published until the date of the corresponding meeting, all relevant information will have to be made available to the shareholders at our executive offices.  To attend a shareholders’ meeting, shareholders will have to be either registered in the stock registry or present evidence of the deposit of their shares with Indeval or other authorized securities depositary, coupled with a certificate issued by a participant of Indeval or such depositary.

Shareholders’ Meetings

General shareholders’ meetings may be general ordinary shareholders’ meetings or general extraordinary shareholders’ meetings.  Shareholders may also hold special meetings of a given series (as for example, meetings of Series B shareholders, as a means to exercise their rights or discuss any matters that may affect such series).

General ordinary shareholders’ meetings will be those called to discuss any issues not reserved for extraordinary meetings.  General ordinary shareholders’ meetings will have to be held at least once a year, during the first four months following the end of each fiscal year to:

•	approve financial statements for the preceding fiscal year prepared by our chief executive officer and the report of the Board of Directors;

•	elect directors;

•	appoint the members of the Audit Committee, the Corporate Practices Committee and any other special committees that may be created and determine their respective compensation;

•	discuss and approve the Audit Committee’s and the Corporate Practices Committee’s annual report;

•	determine how to allocate net profits for the preceding year (including, if applicable, the payment of dividends);

•	determine the maximum amount of funds allocated to share repurchases; and

•	approve any transaction representing 20% or more of our consolidated assets during any fiscal year.

General extraordinary shareholders’ meetings will be those called to consider:

•	an extension of our duration or voluntary dissolution;

•	an increase or decrease in the fixed portion of our capital stock;

•	any change in our corporate purpose or nationality;

•	any merger, spin-off or transformation into another type of company;

•	any issuance of preferred stock;

•	the redemption of shares with retained earnings;

•	any amendment to our bylaws;

•	any amendment to our Statutory Responsibilities Agreement;

•	the cancellation of the registration of shares at the Mexican National Securities Registry or any stock exchange (except for automated quotation systems); or

•	the issuance of treasury shares for its further issuance in the stock markets.

A special shareholders’ meeting, comprising a single class of shares (such as our Series B shares), may be called if an action is proposed to be taken that may only affect such class.  The quorum for a special meeting of shareholders and the vote required to pass a resolution at such meeting are identical to those required for extraordinary meetings of shareholders, except that the calculations are based upon the number of outstanding shares of the series that is the subject of the special meeting of shareholders.

The attendance quorum for a general ordinary shareholders’ meeting will be 51% of the outstanding capital stock; and resolutions may be taken by a majority of the capital stock represented therein.  If the attendance quorum is not met upon the first call, a subsequent meeting may be called during which resolutions may be approved by the majority of the capital stock present, regardless of the percentage of outstanding capital stock represented at such meeting.  The attendance quorum for general extraordinary shareholders’ meetings will be at least 75% of our outstanding capital stock.  If an attendance quorum is not met upon the first call, a subsequent meeting may be called, at which at least 51% of the capital stock must be represented.  In either case, resolutions must be taken by the vote of at least 51% of our outstanding capital stock, except for resolutions in respect of the cancellation of the registration of shares at the Mexican National Securities Registry or any stock exchange which require that at least 95% of the outstanding capital stock vote in favor of such resolution.

Dividends

Our Board of Directors must submit our financial statements for the previous fiscal year, proposed by our chief executive officer and supplemented by a report of our Board of Directors, at our annual general ordinary shareholders’ meeting for approval.  Once our shareholders approve our financial statements, they are required to allocate net profits for the previous fiscal year.  Under Mexican law and our bylaws, prior to any distribution of dividends, 5% of our earnings must be allocated to a legal reserve fund, until such legal reserve fund is equal to at least 20% of our paid-in capital stock.  Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated for the repurchase of shares.  The remaining balance, if any, may be distributed as dividends.  Any payment of dividends will be published in a gazette of major circulation of our corporate domicile.

Changes to Capital Stock

The fixed portion of our capital stock may be increased or decreased by a resolution adopted at a general extraordinary shareholders’ meeting and upon amendment of our bylaws, which amendment shall be previously approved by the SHCP.  The variable portion of our capital stock may be increased or decreased by a resolution adopted at a general shareholders’ meeting without amending our bylaws, and the corresponding minutes of such meeting shall be notarized.  Increases or decreases in the fixed or variable portion of the capital stock must be recorded in our capital variations register.  New shares cannot be issued unless the then-issued and outstanding shares have been paid in full.

Our bylaws provide that we may issue treasury shares that may be offered for subscription and payment by our Board of Directors, provided that:

•	the general extraordinary shareholders’ meeting approves the maximum amount of the increase of our capital stock, and the terms and conditions for the issuance of the non-subscribed shares;

•
subscription of the shares representing the increase in the capital stock is made through a public offering, and such shares must be registered in the Mexican National Securities Registry, in accordance with the Mexican Securities Market Law; and

•	the subscribed and paid amount of our capital stock must be disclosed when our authorized capital, including any issued and unsubscribed shares, is made public.

Any shareholder that opposes the issuance of shares to be subscribed and paid through a public offer shall have the right to demand the public offering of its shares at the same price as the publicly offered shares.  Upon any such demand, we will be required to offer the dissenting shareholders’ shares in first place.

Election of Directors

Our Board of Directors may consist of up to 21 members and currently consists of 11 members and their respective alternates.  At least 25% of the members of our Board of Directors (and their respective alternates) must be independent, pursuant to the Mexican Securities Market Law.  In accordance with our bylaws, holders of series F shares representing 51% of our capital stock shall have the right to appoint 50% plus 1 of our directors and their respective alternates, and to appoint an extra director for each additional 10% of our capital stock above such percentage.  Series B shareholders have the right to appoint the remaining directors and their alternates.

Pursuant to the Mexican Financial Groups Law, none of the following persons may be appointed as a member of our board: (i) our officers or officers of other entities of our group, except for our chief executive officer and officers of the first two levels of management immediately below the chief executive officer, who may be appointed as long as they do not represent more than one third of our appointed directors; (ii) the spouse of any director, or any relatives of up to the second degree of more than two directors; (iii) persons who have a pending claim against our company or any other member of our financial group; (iv) persons who have been declared bankrupt or in concurso mercantil, condemned by a court for any patrimonial crime or disqualified to engage in commercial or financial activities; (v)  persons involved in supervisory and regulatory activities and of those of our subsidiaries; and (vi) persons who participate in the board of directors of any financial entity that belongs to a different financial group, or to such group’s holding company.

A determination in respect of whether a director may be deemed independent must be made by our shareholders (at the general shareholders’ meeting where the director is elected).  Such a determination may be challenged by the CNBV within 30 days from the date the appointment of the director is notified to the CNBV.  The CNBV may only challenge the appointment after holding a hearing with us and the affected director.  Under the Mexican Securities Market Law, none of the following persons may be deemed as independent directors: (i) our officers or officers of our subsidiaries, who have being in office during the prior 12-month period; (ii) individuals who have a significant influence or authority on our company or in any member of our group; (iii) persons that are part of our group of controlling shareholders;  (iv) clients, service providers, suppliers, debtors, creditors (or employees of any of them) that have material commercial relationships with us (i.e., sales to us or our subsidiaries that exceed 10% of the aggregate sales of any such person, during the prior 12-month period); (v) relatives of any of the foregoing; (vi) officers or employees of any charity or nonprofit organization that receives significant contributions from us; (vii) general directors and first-level officers of any company at which our general director or any first level member of our management team is an elected director; or (viii) persons who have occupied any management office in our company or any of the members of our financial group.

Under the Mexican Securities Market Law, our Board of Directors may appoint temporary directors, without the vote of our shareholders, in case existing directors have resigned or their appointment has been revoked.

Election of directors must be made at a special shareholders meeting held by each series of shares.  Holders of at least 10% of our outstanding share capital are entitled to appoint one member of the Board of Directors and its respective alternate member.  Such an appointment may only be revoked by the shareholders when appointment of all directors designated by the same series of shares is revoked.  Any director so revoked may not be reelected during the 12-month period immediately following the revocation.

The chairman of the Board of Directors will be elected from the members appointed by the Series F shareholders.

Board of Directors

Our management is entrusted to our Board of Directors and our General Director.  The Board of Directors sets forth the guidelines and general strategy for the conduct of our business and supervises the execution of such strategy.

Meetings of the Board of Directors are deemed as validly convened and held if 51% of its members are present, including at least one independent director.  Resolutions passed at these meetings will be valid if approved by a majority of the members of the Board of Directors that do not have a conflict of interest.  If required, the chairman of the Board of Directors may cast a tie-breaking vote.

Meetings of our Board of Directors may be called by (i) 25% of our Board members; (ii) the chairman of the Board of Directors; (iii) the chairman of the Audit Committee or the Corporate Practices Committee; and (iv) the secretary of the Board of Directors.  Notice of such meetings must be provided to the members of our Board of Directors at least five days prior to the relevant meeting.

The Mexican Securities Market Law imposes duties of care and duties of loyalty on directors.  The duty of care generally requires that directors obtain sufficient information and be sufficiently prepared to act in our best interest.  The duty of care is discharged, principally, by requesting and obtaining from us all information that may be necessary to take decisions, attending Board meetings and disclosing to the Board of Directors material information in possession of the relevant director.  Failure to act with due care by a director subjects the relevant director to joint and several liability, together with other guilty directors, for damages and losses caused to us and our subsidiaries.

The duty of loyalty consists, primarily, of a duty to act for the benefit of the issuer and includes a duty to maintain the confidentiality of information received in connection with the performance of a director’s duties and to abstain from discussing or voting on matters where the director has a conflict of interest.  In addition, the duty of loyalty is breached if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the Board of Directors, a director takes advantage of a corporate opportunity belonging to us or our subsidiaries.

The duty of loyalty is also breached if the director uses corporate assets or approves the use of corporate assets in violation of our policies, discloses false or misleading information, orders not to, or causes the failure to, register any transaction in our records, that could affect our financial statements, or causes material information not to be disclosed or to be modified.

The violation of the duty of loyalty subjects the breaching director to joint and several liability with all breaching directors, for damages and losses caused to us and to the persons we control.  Liability may also arise if damages and losses result from benefits obtained by the directors or third parties, as a result of activities carried out by such directors.

Claims for breach of the duty of care and the duty of loyalty may be brought solely for our benefit (as a derivative suit) and may only be brought by us or by shareholders representing at least 5% of any outstanding shares.

As a safe harbor for the benefit of directors, in respect of perceived violations of the duty of care or the duty of loyalty, the Mexican Securities Market Law provides that liabilities arising from a breach of the duty of care or the duty of loyalty will not be applicable, if the director acted in good faith and (a) complied with applicable law and our bylaws, (b) decided based upon facts and information provided by officers, external auditors or third-party experts, the capacity and credibility of which may not be the subject of reasonable doubt, and (c) selected the more adequate alternative in good faith, or the negative effects of the director’s decision could not have been reasonably foreseeable, based upon the then-available information.  Mexican courts have not yet interpreted the meaning of this provision and, as a result, the extent and meaning of it is uncertain.

Under the Mexican Securities Market Law and our bylaws, our chief executive officer and our principal executives are also required to act for our benefit and not for the benefit of a shareholder or group of shareholders.  Principally, these executives are required to submit to the Board of Directors for approval the principal strategies for our business and the business of the companies we control, to execute the resolutions of the Board of Directors, to comply with the provisions related to repurchase and offering of our shares, verify the effectiveness of capital contributions, comply with any provisions relating to declaration and payment of dividends, to submit to the audit committee proposals relating to internal control systems, to prepare all material information related to our activities and the activities of the companies we control, to disclose all material information to the public, to maintain adequate accounting and registration systems and internal control mechanisms, and to prepare and submit to the board the yearly financial statements.

Committees of the Board of Directors

We maintain several committees of the Board of Directors that are required under the Mexican Securities Market Law or necessary to discharge our specialized duties and limit conflicts of interest.  Each of our Audit Committee and our Corporate Practices Committee is required to be comprised of only independent board members and it must consist of at least three directors.

Preemptive Rights

Under Mexican law, our shareholders have preemptive rights for all share issuances or increases except in the cases noted below.  Generally, if we issue additional shares of capital stock, our shareholders will have the right to purchase the number of shares necessary to maintain their existing ownership percentage.  Shareholders must exercise their preemptive rights within the time period set forth by our shareholders at the general meeting approving the relevant issuance of additional shares.  This period must continue for at least 15 days following the publication of notice of the issuance in the Official Gazette of the Federation and in a newspaper of general circulation in our corporate domicile.

The preemptive rights specified in the prior paragraph will not apply (i) in the case of shares issued in connection with mergers, (ii) in the case of resale of shares held in our treasury, as a result of repurchases of shares conducted on the Mexican Stock Exchange, (iii) in the event of an issuance for purposes of a public offering, see “—Changes to Capital Stock” above, and (iv) in respect of shares issued in connection with the conversion of any convertible securities.

We may not be able to offer shares to U.S. shareholders pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless certain conditions are met.  See “Risk Factors—Risks Relating to the ADSs and our Series B Shares— Preemptive rights may be unavailable to non-Mexican holders of our Series B shares and ADSs and, as a result, they may suffer dilution.”

Redemption

In accordance with our bylaws, shares representing our capital stock are subject to redemption in connection with either (i) a reduction of capital stock, or (ii) a redemption with retained earnings, which in either case must be approved by our shareholders.  The fixed portion of our capital stock may only be reduced to absorb losses and requires the approval of the general extraordinary shareholders meeting.  In connection with a capital reduction, the redemption of shares will be made pro rata among the shareholders, first of the shares representing the variable portion of the capital stock and then of the shares representing the fixed portion.  In the case of redemption with retained earnings, such redemption will be conducted (a) by means of a tender offer conducted on the Mexican

Stock Exchange at prevailing market prices, in accordance with the Mexican Corporations Law, the Mexican Securities Market Law and our bylaws, or (b) pro rata among the shareholders.

Dissolution or Liquidation

Upon our dissolution, which must be approved by the SHCP, our shareholders at an extraordinary general shareholders’ meeting will appoint one or more liquidators to wind up our affairs.  Our liquidation may only take place once all of the obligations of our financial subsidiaries have been fulfilled.  All fully paid and outstanding shares of capital stock will be entitled to participate equally in any liquidation distributions.

Certain Minority Protections

Pursuant to the Mexican Securities Market Law and the Mexican Corporations Law, our bylaws include a number of minority shareholder protections.  These minority protections will include provisions that permit:

•	holders of at least 10% of our outstanding capital stock:

-	to vote (including in a limited or restricted manner) to request a call for a shareholders’ meeting;

-	to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and

-	to appoint one member of our Board of Directors and one alternate member of our Board of Directors.

•
holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily, within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our bylaws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution, and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution, in the event that the court ultimately rules against the opposing shareholders; and

•
holders of 5% of our outstanding capital stock may initiate a shareholder derivative suit against some or all of our directors, for our benefit, for violations of their duty of care or duty of loyalty, in an amount equal to the damages or losses caused to us.  Actions initiated on these grounds have a five year statute of limitations.

Other Provisions

Duration

Our corporate existence under our bylaws is indefinite.

Share Repurchases

We are able to purchase our shares through the Mexican Stock Exchange, at the then-prevailing market prices for the shares at the time of the purchase.  The economic and voting rights corresponding to repurchased shares may not be exercised by us during the period the shares are owned by us, and such shares will not be deemed outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting.  We are not required to create a special reserve for the repurchase of shares and we do not need the approval of our Board of Directors to effect share repurchases; however, we are required to obtain shareholder approval in respect of the maximum amount that may be used by us for share repurchases (including, subsequent sales of such repurchased shares).  In addition, our Board of Directors must appoint an individual or group of individuals responsible for effecting share repurchases.

Share repurchases are required to be made pursuant to the provisions of the Mexican Securities Market Law, and carried out, reported and disclosed in the manner specified by the CNBV.  If we intend to repurchase more than 1% of our outstanding shares at a single trading session, we must inform the public of this intention at least 10 minutes before submitting our bid.  If we intend to repurchase 3% or more of our outstanding shares during a period of 20 trading days, we must conduct a public tender offer for these shares.

Purchase of shares by our subsidiaries

Our subsidiaries may not purchase, directly or indirectly, shares representing our capital stock or shares of companies that are our shareholders.

Anti-Takeover Protections

Our shares are subject to certain transfer restrictions that may have the effect of delaying or preventing a change in control.  See “—Registration and Transfer of Shares” above.

In addition, neither foreign governmental authorities nor Mexican financial institutions, except for Mexican financial institutions, when acting as institutional investors pursuant to the Mexican Financial Groups Law, may acquire any of our shares.

Furthermore, our bylaws provide that any transfer of shares may only be made with the prior approval of our Board of Directors.  We will obtain approval from our Board of Directors prior to the completion of this offering.

Tag-Along Rights

Our bylaws do not grant tag-along rights to our shareholders.  Notwithstanding, the Mexican Securities Market Law permits our shareholders to enter into these types of agreements or understandings, in which case the applicable shareholders shall notify us within the five business days following the corresponding agreement or understanding so that such information becomes publicly available.  Such information is also to be disclosed in our annual report.

Such agreements and understanding shall not be enforceable against us and any breach thereunder shall not affect the validity of the vote taken pursuant to a shareholders’ meeting.  Further, the agreement or understanding shall only become effective among the parties thereto once they are disclosed to the public.

Withdrawal Rights

If our shareholders approve a change in our corporate purpose, jurisdiction of organization or transformation from one type of corporate form to another, any shareholder entitled to vote that voted against the approval of these matters has the right to withdraw and receive book value for its shares, as set forth in the financial statements last approved by our shareholders, provided that the shareholder exercises this withdrawal right within 15 days after the meeting, at which the relevant matter was approved.

Cancellation of Registration in the Mexican National Securities Registry

In accordance with our bylaws, and as set forth in the Mexican Securities Market Law, we will be required to make a public tender offer for the purchase of stock held by minority shareholders, in the event that the listing of our Series B shares on the Mexican Stock Exchange is cancelled, either as a result of our determination or by an order of the CNBV.  Our controlling shareholders will be secondarily liable for these obligations.  A controlling shareholder will be deemed to be a shareholder that holds a majority of our capital stock, has the ability to control the outcome of decisions made at a shareholders or board of directors meeting, or has the ability to appoint a majority of the members of our Board of Directors.  Unless otherwise approved by the CNBV, the price at which the stock must be purchased is the higher of:

•	the average quotation price on the Mexican Stock Exchange for the 30 days prior to the date of the tender offer, or

•	the book value, as reflected in the report filed with the CNBV and the Mexican Stock Exchange.

If the tender for cancellation is requested by the CNBV, it must be initiated within 180 days from the date of the request.  If initiated by us, under the Mexican Securities Market Law, the cancellation must be approved by 95% of our shareholders.

Our Board of Directors must make a determination with respect to fairness of the tender offer price, taking into consideration the minority shareholders’ interest, and disclose its opinion.  The resolution of the Board of Directors may be accompanied by a fairness opinion issued by an expert selected by our Audit Committee.  Directors and first level officers are required to disclose whether they will sell their shares in connection with the tender offer.

Holding Company Sole Liability

Pursuant to the Mexican Financial Groups Law, we, as a financial services holding company, are secondarily liable for the performance of the obligations undertaken by the members of our financial group (including all of our subsidiaries), in respect of the operations that each such member is allowed to carry out pursuant to applicable law.  In addition, we are liable for the losses of each company comprising our financial group, provided that for such purposes, such company is deemed to have losses when its assets are insufficient to fulfill its payment obligations.  As a result, we would be secondarily liable in respect of all of Banco Santander Mexico’s obligations, including any and all outstanding obligations under the Bank’s debts and issued notes.  Pursuant to our Sole Liability Agreement (Convenio Único de Responsabilidades), as amended and in effect as of the date hereof, if our assets were not sufficient to cover the aggregate losses of the members of our financial group, they would be applied first to cover the losses of Banco Santander Mexico and, thereafter, proportionately among the rest of the members of our financial group until our assets were applied entirely or the relevant losses completely covered.

Enforcement of our secondary liability is subject to a specific proceeding set forth in the Mexican Financial Groups Law and may not be carried out expeditiously.  Thus, the timing and outcome of an action against us to enforce such liability would be uncertain.

Certain Differences between Mexican and U.S. Corporate Law

As an investor, you should be aware that the Mexican Financial Groups Law, the Mexican Securities Market Law and the Mexican Corporations Law, all of which apply to us, differ in certain material respects from laws generally applicable to U.S. corporations and their shareholders.

Mergers, Consolidations and Similar Arrangements

Under Mexican law, mergers, spin-offs, transformations or other similar reorganizations must be approved by the extraordinary general shareholders’ meeting.  Pursuant to the Mexican Corporations Law, under certain circumstances, a shareholder may be entitled to appraisal rights.

In contrast, pursuant to Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.  Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under specific circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive payment in the amount of the fair market value of the shares held by the shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.  Delaware law also provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital share.  Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Transfer Restrictions

Pursuant to the Mexican Financial Groups Law, the Mexican Securities Market Law and our bylaws, no person or entity, or group of persons or entities, may directly or indirectly, in one or a series of related transactions, (i) acquire any of our Series F shares, except with the prior authorization of the SHCP, (ii) acquire more than 2% of our shares without informing the SHCP after the acquisition, (iii) acquire 5% or more of our shares, except with the prior authorization of the SHCP, and (iv) acquire 30% or more of our shares, unless (a) the acquiror shall have previously obtained the prior authorization of the SHCP, and (b) the acquiror, with the approval of the CNBV, shall conduct a public tender offer to acquire either (x) if the intended acquisition is for shares representing less than 50% plus one of our aggregate outstanding shares of capital stock, the greater of an additional 10% of the aggregate outstanding shares or the percentage of additional outstanding shares intended to be acquired, or (y) if the intended acquisition is for shares representing more than 50% of the aggregate outstanding shares of capital stock, 100% of our aggregate outstanding shares.

The Mexican Securities Market Law defines control, for these purposes, as (a) the ability to impose decisions, directly or indirectly, at a shareholders’ meeting (b) the right to vote 50% or more of our shares, or (c) the ability to cause, directly or indirectly, that our management, strategy or policies be pursued in any given fashion.  See “—Anti-Takeover Protections” above.

In contrast, under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts.  Delaware law also prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:

•
prior to the date of the transaction in which the shareholder became an interested shareholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

•
at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at a shareholders’ meeting by at least 66⅔% of the voting stock which is not owned by the interested shareholder.

Class Action Lawsuits

Applicable Mexican law has been modified to permit the initiation of class actions; however, rules implementing applicable law have not fully developed the relevant procedural requirements.  In Mexico, the law concerning fiduciary duties of directors and executive officers has been in existence for a relatively short period.  Actions against directors for breach of fiduciary duties may not be initiated as a direct action, but as a shareholder derivative suit (that is for the benefit of our company).  The grounds for shareholder derivative actions under Mexican law are limited.  See “—Certain Minority Protections” above.

In contrast, under Delaware law, class actions and derivative actions are generally available to shareholders for purposes of, among other things, breaches of fiduciary duty, corporate waste and other actions or omissions that conflict with applicable law.  In these kinds of actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with the action.

Shareholder Proposals

Under Mexican law and our bylaws, holders of at least 10% of our outstanding capital stock may (i) vote to request a call for a shareholders’ meeting; (ii) request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and (iii) appoint one member of our Board of Directors and its respective alternate.

In contrast, Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

Calling of Extraordinary Shareholders’ Meetings

Under Mexican law and our bylaws, general shareholders’ meetings may be called by (i) our Board of Directors; (ii) shareholders representing at least 10% of our outstanding capital stock; (iii) a Mexican court of competent jurisdiction; (iv) the audit committee and the corporate practices committee; and (v) a shareholder, in limited cases.  See “—Shareholders’ Meetings” above.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call an extraordinary meeting of shareholders.

Cumulative Voting

Cumulative voting rights generally are not available under Mexican law.

Under Delaware law, cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation.

Approval of Corporate Matters by Written Consent

Under Mexican law and our bylaws, our shareholders may take action by written consent of the holders of all of the outstanding shares of capital stock.

Delaware law permits shareholders to take action by written consent of holders of outstanding shares having more than the minimum number of votes necessary to take the action at a shareholders’ meeting at which all voting shares were present and voted.

Amendment of Bylaws

Under Mexican law, any amendment to our bylaws may only be resolved by our shareholders at a general extraordinary shareholders’ meeting.  In addition, the SHCP must previously approve any amendment to our bylaws.

Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will execute and deliver the ADRs.  Each ADR is a certificate evidencing a specific number of American depositary shares, also referred to as ADSs.  Each ADS will represent five Series B shares.  Each ADS will also represent any other securities, cash or other property which may be held by the depositary.  The depositary’s office at which the ADRs will be administered is located at 1 Chase Manhattan Plaza, Floor 21, New York, New York 10005-1401.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution.  If you hold ADSs directly, you are an ADR holder.  This description assumes you hold your ADSs directly.  If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section.  You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights.  Mexican law governs shareholder rights.  The depositary will be the holder of the Series B shares underlying your ADSs.  As a holder of ADRs, you will have ADR holder rights.  A deposit agreement among us, the depositary, and the holders of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary and us.  As an ADR holder you are deemed to be a party to and bound by the terms of the deposit agreement and the ADRs.  New York law governs the deposit agreement and the ADRs.

The following is a summary of the material provisions of the deposit agreement.  For more complete information, you should read the entire deposit agreement and the form of ADR.  See “Where You Can Find More Information” for directions on how to obtain copies of those documents.

How Will You Receive Dividends and Other Distributions on the Shares?

The depositary has agreed to distribute to you, to the extent practicable, the cash dividends or other distributions it or the custodian receives on the Series B shares or other deposited securities, after deducting its fees and expenses described below.  You will receive these distributions in proportion to the number of Series B shares your ADSs represent.

Cash

The depositary will convert any cash dividend or other cash distribution we pay on the Series B shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States on a reasonable basis, and it will distribute such cash to ADR holders on an averaged or other practicable basis, subject to such distribution being impermissible or impracticable with respect to certain ADR holders, and subject to obtaining any required governmental approval or license.  See “—Other Distributions” below.

Before making a distribution, the depositary will deduct its expenses in (1) converting foreign currency to U.S. dollars, (2) transferring foreign currency or U.S. dollars to the United States, (3) obtaining any governmental approval or license required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.  The depositary will also deduct any withholding taxes that must be paid.  See “Taxation.”  The depositary will distribute only whole U.S. dollars and cents and fractional cents will be withheld and dealt with by the depositary in accordance with its then current practices.  If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares

The depositary may distribute additional ADSs representing any Series B shares we distribute as a dividend or free distribution.  The depositary will only distribute whole ADSs.  It will sell Series B shares, which would require it to deliver a fractional ADS, and distribute the net proceeds in the same way as it does with cash.  If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new Series B shares.

Rights to purchase additional Series B shares

If we offer holders of our securities any rights to subscribe for additional Series B shares or any other rights, the depositary may make these rights available to you by distributing warrants or other instruments representing such rights.  If we do not furnish such evidence and sales of the rights are practicable, the depositary will sell the rights and distribute the net proceeds in the same way as it does with cash.  To the extent we do not furnish such evidence and sales of the rights cannot be practicably accomplished by reason of the nontransferability of the rights, limited markets therefor, their short duration or otherwise, the depositary will allow the rights to lapse.  In that case, you will receive no value for them.

If the depositary makes rights to purchase Series B shares available to you, it will exercise the rights and purchase the shares on your behalf, subject to such procedures as the depositary shall establish in its discretion.  The depositary will then deposit the shares and deliver ADSs to you.  It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

Other Distributions

The depositary will distribute to you any other securities or property we distribute on deposited securities by any means it deems equitable and practical.  If the depositary determines that it cannot make the distribution in that way, the depositary may sell what we distributed and distribute the net proceeds, in the same way as it does with cash.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.  In such case, the depositary may, after consultation with us, if practicable, make such distribution as it deems practicable, including the distribution of foreign currency, securities or other property or it may retain the same as deposited securities, without liability for interest thereon or the investment thereof, and the outstanding ADSs will also represent such retained currency, securities or property.

We have no obligation to register Series B shares, rights or other securities under the Securities Act.  We also have no obligation to take any other action to permit the distribution of ADRs, Series B shares, rights or anything else to ADR holders.  See “Risk Factors—Risks Relating to the ADSs and Our Series B Shares.”  This means that you may not receive the distributions we make on our Series B shares or any value for them if it is illegal or impractical for us or the depository to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits Series B shares or evidence of rights to receive Series B shares with the custodian.  Upon such deposit of shares, receipt of related documentation and payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request.  Certificated ADRs will be delivered at the depositary’s office to the persons you request.  If ADRs are issued in book-entry form, a statement setting out such ownership interest will be mailed to you by the depositary.  Unless an ADR holder specifically requests certificated ADRs, all ADRs will be issued in book-entry form through the depositary’s direct registration system and registered holders will receive periodic statements from the depositary showing the number of ADRs in such holder’s name.

How do ADR holders cancel ADRs and obtain shares?

If you surrender certificated ADSs to the depositary at its office, or if you deliver proper instructions and documentation in the case of book-entry ADRs, then upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Series B shares and any other deposited securities underlying the surrendered ADSs to you or a person you designate at the office of the custodian or, in the case of book-entry ADRs, delivery will be made from the custodian’s office.  At your request, risk and expense, the depositary may deliver the deposited securities at such place as you have requested.

Record Dates

The depositary may fix a record date for the determination of the ADR holders who will be entitled to receive any distribution on or in respect of the deposited securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such ADR holders at such record date will be so entitled or obligated.

Voting Rights

How do you vote?

If the depositary asks ADR holders to provide it with voting instructions, you may instruct the depositary to vote the shares underlying your ADRs, subject to any applicable provisions of Mexican law.  If we furnish voting materials to the depositary, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you.  Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares underlying your ADRs.  However, you may not know about the meeting far enough in advance to withdraw the shares.  The depositary’s notice will describe the information in the voting materials and explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADRs as you direct by a specified date.  For instructions to be valid, the depositary must receive them on or before the date specified.  The depositary will try, as far as practicable and permitted under the provisions of or governing the deposited securities, to vote or cause to be voted the shares or other deposited securities as you instruct.  If the depositary does not receive voting instructions from you by the specified date, the shares underlying your ADRs will not be voted.  If the depositary receives voting instructions which fail to specify the manner in which the depositary is to vote the underlying shares, the depositary will deem you to have instructed it to vote in favor of the items set forth in the voting instructions.

If so requested by us in writing, the depositary will represent all deposited securities at a meeting of the shareholders (whether or not voting instructions have been received from ADR holders in respect of such deposited securities) for the sole purpose of establishing quorum at such meeting; subject to the depositary’s receipt of a legal opinion confirming the legality of, and other matters relating to, its representation of such deposited securities for purposes of establishing a quorum.

The depositary will only vote or attempt to vote as you instruct.  The depositary itself will not exercise any voting discretion.

Fees and Expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances as a result of a distribution of shares,  rights and other property, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, up to $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be.  The depositary may sell (by public or private sale) sufficient securities and property received in respect of a distribution of shares, rights and/or other property prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing Series B shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $1.50 per ADR for transfers of certificated or direct registration ADRs;

•	a fee of $0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

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a fee of $0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities (treating all such securities as if they were Series B shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

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any other charge payable by the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our Series B shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of Series B shares, ADRs or deposited securities;

•	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;

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such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations; and

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any other charge payable by the depositary, its agents (including the custodian) and the agents of the depositary’s agents in connection with the servicing of the Series B shares or other deposited securities.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.  The fees described above may be amended from time to time.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses, reasonable legal, audit and accounting fees, initial and ongoing listing fees and certain of our out-of-pocket expenses.  The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing Series B shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges imposed on the depositary or the custodian with respect to the ADRs, any deposited securities or any distribution on the ADRs, and by holding or having held an ADR, you agree to indemnify, defend and save harmless the depositary and its agents in respect of such tax or governmental charge.  The depositary may refuse to effect any registration, registration of transfer, split-up or combination of your ADRs to or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid.  It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed or other charges owed and you will remain liable for any deficiency.  You will remain liable if the proceeds of the sale are not enough to pay the taxes.  If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we change the par value of our Series B shares; reclassify, split up, consolidate or cancel any of the deposited securities; distribute securities on the Series B shares that are not distributed to you; or recapitalize, reorganize, merge, consolidate, liquidate, sell all or substantially all of our assets, or go into liquidation, receivership or bankruptcy; then the depositary may choose to either (i) amend the form of ADR, (ii) distribute additional or amended ADRs, (iii) distribute the cash, securities or other property received by the depositary in connection with such actions or (iv) sell any securities or property received and distribute the net proceeds as cash.  If the depositary does not choose any of the above, the cash, securities or other property it receives will constitute deposited securities and each ADS will automatically represent its equal share of the new deposited cash, securities or other property, or a combination thereof, as the case may be.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason.  If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for transfer or registration fees, facsimile, cable or telex costs, delivery charges or similar items, or prejudices a substantial existing right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment.  At the time an amendment becomes effective, you are considered, by continuing to hold your ADRs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

An amendment can become effective before such notice is given if such amendment is necessary to ensure compliance with a new law, rule or regulation.

No amendment will impair the right of ADR holders to surrender their ADRs and to receive the underlying shares, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so.  The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and have not appointed a new depositary.  In either case, the depositary must notify you at least 30 days before termination; however, such notice may not be provided unless (i) we have not appointed a successor depositary within 45 days, in the case where the depositary has resigned or (ii) we have not appointed a successor depositary within 90 days, in the case where we have removed the depositary.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else:  (i) collect distributions on the deposited securities; (ii) sell rights and other property distributed in respect of deposited securities and (iii) deliver Series B shares and other deposited securities upon cancellation of ADRs.  As soon as practicable after the expiration of two months following the termination date, the depositary will sell any remaining deposited securities if lawful to do so by private or public sale.  After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs.  It will not invest the money and has no liability for interest.  The depositary’s only obligations will be to account for the net proceeds and other cash.  After termination, we will have no obligations except our obligations under the deposit agreement to the depositary and its agents.

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary.  It also limits our liability and the liability of the depositary.  We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or bad faith;

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are not liable if either of us becomes subject to any civil or criminal penalty in connection with any act under the deposit agreement, or is prevented or delayed by reason of any law or regulation, the provisions of or governing the deposited securities, our charter, or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises or fails to exercise any discretion permitted under the deposit agreement;

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may rely on the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR holder, or any other person believed by to be competent to give such advice or information;

•	are not liable for any tax consequences that may be incurred by ADR holders and beneficial owners of ADRs on account of their ownership of ADRs or ADSs;

•	have no obligation to inform ADR holders or any other holders of an interest in an ADS about the requirements of Mexican law, rules or regulations or any changes therein or thereto;

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are not liable to ADR holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought;

•	may rely upon any written notice, request, direction or other documents we believe in good faith to be genuine and to have been signed or presented by the proper party; and

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system in connection with the book-entry settlement of deposited securities or otherwise.

The depositary is not obligated to appear in, prosecute or defend any lawsuit or other proceeding relating to the ADRs or any deposited securities.  We are not obligated to appear in, prosecute or defend any lawsuit or other proceeding relating to the ADRs or any deposited securities if, in our opinion, such proceeding may involve us in expense or liability, unless we are indemnified to our satisfaction against all liabilities and expenses including fees and disbursements of counsel.

The depositary is not liable for:

•	the acts or omissions of any securities depository, clearing agency or settlement system in connection with the book-entry settlement of deposited securities or otherwise;

•	the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A.;

•	any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote;

•	the content of any information submitted to it by us for distribution to ADR holders or any inaccuracy of any translation of such information;

•	any investment risk associated with acquiring an interest in the deposited securities or the validity or worth of the deposited securities;

•	the creditworthiness of any third party; and

•	allowing any rights to lapse under the terms of the deposit agreement or for the failure or timeliness of any notice from us.

Neither we, the depositary nor the custodian is liable for the failure by any ADR holder or beneficial owner of ADRs to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability.

The depositary may rely upon instructions from us or our Mexican counsel regarding any Mexican governmental approval or license required for any currency conversion, transfer or distribution.  The depositary may own and deal in any class of securities of our company and in our ADRs.  The depositary may fully respond to any and all demands or requests made pursuant to lawful authority for information maintained by it in connection with the ADRs, any ADR holders or otherwise related to the deposit agreement.

 The depositary and the custodian are not responsible for any errors or omissions made in providing information or services through third parties for matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the deposit agreement, or in using local agents to provide extraordinary services, such as attendance at our annual meeting, provided the depositary and the custodian use reasonable care in selecting such service providers and local agents.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or willful misconduct, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will issue, register, or register a transfer of an ADR, effect a split-up or combination of ADRs, make a distribution on an ADR, or permit withdrawal of Series B shares (subject to limitations under U.S. securities laws and Mexican local law), the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Series B shares or other deposited securities;

•	payment of any applicable charges of the depositary as provided in the deposit agreement;

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satisfactory proof of the identity of any signatory and genuineness of any signature or other information it deems necessary or proper,  including information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing the deposited securities and terms of the deposit agreement and the ADRs; and

•	compliance with regulations it may establish consistent with the deposit agreement.

The depositary may suspend the issuance of ADSs, the deposit of Series B shares, the registration, registration of transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (subject to limitations under U.S. securities laws and Mexican local law), generally or in particular circumstances, when the transfer books of the depositary or our transfer books are closed or at any time if the depositary thinks it advisable to do so.

Your Right to Receive the Series B Shares Underlying Your ADRs

You have the right to surrender your ADSs and withdraw the underlying Series B shares at any time except:

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When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of Series B shares is blocked to permit voting at a shareholders’ meeting or (iii) we are paying a dividend on our Series B shares.

•	When you owe money for fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of Series B shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADRs

The depositary may not lend Series B shares or ADSs.  However the deposit agreement permits the depositary to deliver ADSs before deposit of the underlying Series B shares.  This is called a pre-release of the ADSs.  A pre-release is closed out as soon as the underlying Series B shares are delivered to the depositary.  The depositary may receive ADSs instead of Series B shares to close out a pre-release.  The depositary may pre-release ADSs only under the following conditions: (i) the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the Series B shares underlying the pre-released ADSs; (b) agrees to indicate the depositary as the owner of such Series B shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian such Series B shares, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate; (ii) the pre-release is fully collateralized with cash, U.S. government securities or other collateral that the depositary considers appropriate; (iii) the depositary must be able to close out the pre-release on not more than five business days’ notice; and (iv) the pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate.  In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of a pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.  The depositary may retain any compensation received in conjunction with the pre-release of ADSs.  Collateral provided in connection with the pre-release of ADSs, but not the earnings on such collateral, will be held for the benefit of the holders other than the applicant for pre-release.

Disclosure of Interests

 By holding ADRs, you agree to comply with all applicable disclosure requirements and ownership limitations, including without limitation requirements of Mexican law or under the provisions of or governing the deposited securities, and you agree to comply with any reasonable instructions from us in respect thereof.  We have the right to instruct you to cancel your ADSs and withdraw the deposited securities so as to permit us to deal directly with you as a holder of Series B shares, and you agree to comply with such instructions.  We may from time to time request ADR holders or beneficial owners of an interest in ADRs to provide information as to the capacity in which such holders own ADRs and regarding the identity of any other persons then or previously having a beneficial interest in such ADRs and the nature of such interest and various other matters.  You agree to provide any such information requested by us or the depositary.

Available Information

You can inspect the following documents at the offices of the depositary and the custodian: the deposit agreement, the provisions of or governing deposited securities, and written communications which are received from us by the custodian as a holder of deposited securities and which are made generally available to the holders of deposited securities.  The depositary will distribute copies of such communications (or English-language translations or summaries thereof) to you when furnished by us.

Upon completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act.  Accordingly, we will be required to file reports and other information with the U.S. Securities and Exchange Commission, or the Commission, including annual reports on Form 20-F and reports on Form 6-K.  Such reports and other information are available for inspection and copying through the SEC’s EDGAR system or at public reference facilities maintained by the Commission.  For more information about the Commission’s public reference facilities, see “Where You Can Find More Information.”

We also file annual and quarterly reports and other information, all of which is in the Spanish language, with the Mexican Stock Exchange in accordance with the requirements applicable to issuers of securities registered with the Mexican National Securities Registry (Registro Nacional de Valores, or RNV) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV).

JPMorgan Chase Bank, N.A.

The depositary is JPMorgan Chase Bank, N.A.  JPMorgan Chase Bank, N.A. is a wholly-owned bank subsidiary of JPMorgan Chase & Co., a Delaware corporation.  JPMorgan Chase Bank, N.A. is a commercial bank offering a wide range of banking services to its customers both domestically and internationally.  It is chartered, and its business is subject to examination and regulation by the Office of the Comptroller of the Currency, a bureau of the United States Department of the Treasury.  It is a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation.

TAXATION

The following summary contains a description of material Mexican and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or Series B shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, hold or dispose of ADSs or Series B shares.  The summary is based upon the tax laws of Mexico and regulations thereunder, the tax laws of the United States and regulations thereunder and the income tax treaty between Mexico and the United States, all as of the date hereof, which are subject to change, possibly with retroactive effect, and to differing interpretations.

Mexican Taxation

The following summary contains a general description of certain tax consequences, under the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta) and regulations thereunder, of the acquisition, ownership and disposition of ADSs or Series B shares by a holder that is a non-Mexican holder (as described below), and it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or dispose of ADSs or Series B shares.  In addition, this summary does not address any Mexican state or municipal tax considerations, that may be relevant to a non-Mexican holder of ADSs or Series B shares.

This summary is intended to be for general information purposes only, and is based upon the Mexican Income Tax Law and regulations thereunder, as in effect on the date of this prospectus, all of which are subject to change.

Prospective investors in ADSs or Series B shares should consult their own tax advisors as to the Mexican or other tax consequences of the purchase, ownership and disposition of ADSs or Series B shares including, in particular, the effect of any foreign, state or local tax laws, and their entitlement to the benefits, if any, afforded by the Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a protocol thereto between Mexico and the United States, as amended (the “Tax Treaty”), and other tax treaties to which Mexico is a party and which are in effect.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico for tax purposes, and that will not hold ADSs or Series B shares, or a beneficial interest therein, in connection with the conduct of a trade or business, through a permanent establishment for tax purposes, in Mexico.

For purposes of Mexican taxation:

•
individuals are residents of Mexico for tax purposes, if they have established their principal place of residence in Mexico or, if they have established their principal place of residence outside Mexico, if their core of vital interests (centro de intereses vitales) is located within Mexican territory.  This will be deemed to occur if (i) at least 50.0% of their aggregate annual income derives from Mexican sources, or (ii) the main center of their professional activities is located in Mexico.  Mexican nationals who filed a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico, in which their income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years;

•
unless otherwise evidenced, a Mexican national individual shall be deemed a Mexican resident for tax purposes.  An individual will also be considered a resident Mexico for tax purposes, if such individual is a state employee, regardless of the location of the individual’s core of vital interests; and

•	a legal entity is a resident of Mexico for tax purposes if it maintains the principal administration of its business, or the place of its effective management, in Mexico.

Non-residents of Mexico (whether individuals or corporate entities) who are deemed to have a permanent establishment in Mexico for tax purposes, shall be subject to the Mexican income tax laws, and all income attributable to such permanent establishment, will be subject to Mexican taxes in accordance with the Mexican Income Tax Law.

Taxation on Dividends

Pursuant to the provisions of the Mexican Income Tax Law, dividends, either in cash or in kind, paid to non-Mexican holders of ADSs or Series B shares, are currently not subject to Mexican withholding tax or any similar tax.

Dividends paid on ADSs or Series B shares from distributable earnings that have not been subject to Mexican corporate income tax, are subject to a tax at the corporate level, payable by us.

Taxation on Capital Gains

Gains on the sale of ADSs or Series B shares by a non-Mexican holder will generally not be subject to Mexican income tax, if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities market approved by the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP).  Gains from the sale or other transfer or disposition of ADSs or Series B shares by a non-Mexican holder, in other circumstances will be subject to a 25.0% income tax rate in Mexico, which is applicable to the gross proceeds realized from the sale.  Should the buyer in any such transactions be a Mexican resident for tax purposes, or a non-resident with a permanent establishment in Mexico for tax purposes, the applicable tax would be withheld by such Mexican resident from the acquisition price.  Alternatively, a non-Mexican holder may, subject to certain requirements, elect to pay taxes on the gains realized from the sale of ADSs or Series B shares on a net basis at a rate of 30.0% during 2012, 29.0% in 2013 and 28.0% thereafter.

The Mexican Income Tax Law provides that, any person or group of persons (whether residents or non-Mexican holders) that, directly or indirectly, hold 10.0% or more of Series B shares (directly or through ADSs), are not exempt from income tax on the gains realized from the sale or other disposition of Series B shares (directly or through ADSs), regardless of whether the sale or disposition is carried out through the Mexican Stock Exchange or another approved securities market, if the sale comprises a block of Series B shares (directly or through ADSs) equal to or exceeding 10.0% of Series B shares (directly or through ADSs), in a single transaction or a series of transactions, during any 24-month period, except as described below.

Under the Tax Treaty, a non-Mexican holder that is eligible to claim the benefits under the Tax Treaty, may be exempt from Mexican income taxes on gains realized from a sale or other disposition of Series B shares (directly or through ADSs) that is or is not carried through the Mexican Stock Market or such other approved securities market, to the extent such non-Mexican holder owned, directly or indirectly, less than 25.0% of our outstanding shares during the 12-month period preceding the date of the sale or other disposition, and provided that certain formal requirements set forth in the Mexican Income Tax Law are also complied with.

Other Mexican Taxes

There is currently no Mexican estate, gift, inheritance or value-added tax applicable to the purchase, ownership or disposition of ADSs or Series B shares by a non-Mexican holder, provided, however, that gratuitous transfers of our shares may, in certain circumstances, result in the imposition of Mexican federal income tax on the recipient.

There is currently no Mexican stamp, issue, registration or similar tax or duty payable by a non-Mexican holder with respect to the purchase, ownership or disposition of ADSs or Series B shares.

Material U.S. Federal Income Tax Consequences

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs or Series B shares.  This discussion is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the securities.  This discussion applies only to a U.S. Holder that holds ADSs or Series B shares as capital assets for tax purposes (generally property held for investment).  In addition, it does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences and differing tax consequences applicable to you if you are, for instance:

•	a financial institution;

•	a dealer or trader in securities;

•	holding ADSs or Series B shares as part of a straddle, wash sale, conversion transaction or integrated transaction or entering into a constructive sale with respect to the ADSs or Series B shares;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a partnership for U.S. federal income tax purposes;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•	a person that owns or is deemed to own ten percent or more of our voting stock; or

•	holding ADSs or Series B shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs or Series B shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership.  Partnerships holding ADSs or Series B shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ADSs or Series B shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed U.S. Treasury regulations and the income tax treaty between Mexico and the United States (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect.  It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs or Series B shares who is eligible for the benefits of the Treaty and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are pre-released, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares.  These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of Mexican taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ADSs or Series B shares in their particular circumstances.

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on ADSs or Series B shares will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends.  Subject to the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders (including individuals) in taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE, where we intend to apply to list the ADSs for trading.  Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

The amount of a dividend will include any amounts withheld in respect of Mexican taxes.  The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.  Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the Depositary’s) receipt of the dividend.  The amount of any dividend income paid in pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the  dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, any Mexican income taxes withheld from dividends on ADSs or Series B shares at a rate not exceeding the rate provided by the Treaty generally will be creditable against the U.S. Holder’s U.S. federal income tax liability.  Instead of claiming a credit, the U.S. Holder may elect to deduct such Mexican income taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.  The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or Other Taxable Disposition of ADSs or Series B Shares

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other taxable disposition of ADSs or Series B shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or Series B shares for more than one year.  Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates.  The deductibility of capital losses is subject to limitations.  The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or Series B shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.  A U.S. Holder may elect to treat disposition gain that is subject to Mexican taxation as foreign-source gain for purposes of claiming a credit in respect of the tax.  U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Passive Foreign Investment Company Rules

Based on proposed U.S. Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and on management estimates, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for 2011 and we do not expect to be a PFIC in the foreseeable future.  However, because the proposed U.S. Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year.  The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

If we were a PFIC for any taxable year during which a U.S. Holder held ADSs or Series B shares, gain recognized by a U.S. Holder on a sale or other taxable disposition (including certain pledges) of the ADSs or Series B shares would generally be allocated ratably over the U.S. Holder’s holding period for the ADSs or Series B shares.  The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for that year, as appropriate, and an interest charge would be imposed.  Further, to the extent that any distribution received by a U.S. Holder on its ADSs or Series B shares exceeds 125 percent of the average of the annual distributions on the ADSs or Series B shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, as described immediately above.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or Series B shares.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service (the “IRS”).

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for securities held in certain accounts maintained by U.S. financial institutions, such as our ADSs).  U.S. Holders should consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of ADSs or Series B shares.

Potential U.S. FATCA withholding after December 31, 2016

Under certain provisions of the Code (commonly referred to as “FATCA”), we may be subject to 30% U.S. withholding tax on certain payments we receive unless we enter into an agreement (a “FATCA agreement”) with the IRS pursuant to which we agree to report to the IRS information about any of our “United States accounts” and comply with certain procedures to be determined by the IRS.  We currently intend to enter into such an agreement with the IRS and thereby become a participating foreign financial institution (“participating FFI”) unless we otherwise become eligible for an exemption (e.g., pursuant to an intergovernmental agreement between the United States and Mexico).  The U.S. Treasury and the IRS recently proposed regulations that would implement certain provisions of FATCA.  Under FATCA and the proposed regulations, if we enter into a FATCA agreement, we (or another intermediary that is a participating FFI) may be required, pursuant to our FATCA agreement, to withhold 30% U.S. withholding tax from any payment made on the Series B shares after December 31, 2016 to the extent the payment is considered to be a “foreign passthru payment,” but only if such payment is made to a “foreign financial institution” (which is broadly defined for this purpose and in general includes investment vehicles) that is not a participating FFI.  Under currently proposed regulations, the term “foreign passthru payment” is not defined and it is not yet clear whether or to what extent payments on the Series B shares will be treated as foreign passthru payments.  If any such withholding is imposed, a beneficial owner of Series B shares that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return, which may entail significant administrative burden.  A beneficial owner of Series B shares that is a foreign financial institution, but not a participating FFI will be able to obtain a refund only to the extent an applicable income tax treaty with the United States entitles such beneficial owner to an exemption from, or reduced rate of, tax on the payment that was subject to withholding under FATCA.  Holders of Series B shares should consult their tax advisers regarding the application of FATCA to an investment in the Series B shares and their ability to obtain a refund of any amounts withheld under FATCA.

UNDERWRITING (CONFLICTS OF INTEREST)

We, the selling shareholders and the international underwriters, for whom Santander Investment Securities Inc., UBS Securities LLC, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have entered into an underwriting agreement, dated the date of this prospectus, or the international underwriting agreement, with respect to sales outside of Mexico of the ADSs being offered in the international offering.  Under the terms and subject to the conditions contained in the international underwriting agreement, the international underwriters have agreed, severally and not jointly, to purchase, and the selling shareholders have agreed to sell to the international underwriters, the number of ADSs indicated below:

International Underwriters	Number of ADSs
Santander Investment Securities Inc.
UBS Securities LLC
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Banca IMI S.p.A.
BNY Mellon Capital Markets, LLC
Credit Agricole Securities (USA) Inc.
Mizuho Securities USA Inc.
Total

We and the selling shareholders have also entered into an underwriting agreement (contrato de colocación) with Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander Mexico, Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex, Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer, and HSBC Casa de Bolsa, S.A. de C.V., Grupo Financiero HSBC, providing for the concurrent offer and sale of Series B shares in a public offering in Mexico for the number of shares indicated below:

Mexican Underwriters	Number of Series B Shares
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander Mexico
Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex
Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer
HSBC Casa de Bolsa, S.A. de C.V., Grupo Financiero HSBC
Total

The international underwriters are offering the ADSs subject to their acceptance of the ADSs from the selling shareholders and subject to prior sale.  The international underwriting agreement provides that the obligations of the international underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.  Subject to the terms and conditions of the international underwriting agreement, the international underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken.  However, the international underwriters are not required to take or pay for the ADSs covered by the international underwriters’ option to purchase additional ADSs described below.  If an underwriter defaults, the international underwriting agreement provides that the purchase commitments of the nondefaulting international underwriters may be increased or the international underwriting agreement may be terminated.

The international underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the international underwriting agreement, such as the receipt by the international underwriters of officer’s certificates and legal opinions.  The international underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The international underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus (which is to be equivalent to the public offering price, in pesos, to be applicable to Series B shares sold in the Mexican public offering).  After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the international underwriters.  The international underwriters will receive underwriting discounts and commissions calculated based upon approximately           % of the international offering.

At our request, the Mexican underwriters have reserved          % of the Series B shares to be offered in the Mexican offering for sale, on the same terms and conditions as those offered to all of the participants in the global offering, to a Mexican multiple-purpose banking institution (institución de banca múltiple) that will act as the trustee of a trust created pursuant to Mexican law. This trust will purchase Series B shares in the Mexican offering using cash provided by Banco Santander Mexico and Casa de Bolsa Santander and will allocate such Series B shares over time and upon satisfaction of specified criteria to approximately 300 of our senior officers in accordance with a proposed share compensation plan to be adopted in connection with this offering.  See “Management—Compensation—Share Compensation Plan—Proposed Share Compensation Plan in Shares of Grupo Financiero Santander Mexico.”

In connection with the offering made hereby, UBS Securities LLC, which is acting as one of the global coordinators for the offering, has, together with its affiliates, also acted as sole financial advisor to Banco Santander Spain in the overall process of issuing the ADSs, having provided advice to us and our affiliates in connection with the overall issuance process, including alternative means of issuances, valuation, timing, the impact of market conditions, classes or types of investors and overall issuance strategy, as well as an analysis on the financial impact on the Santander Group. Banco Santander Spain will reimburse UBS Securities LLC, or one of its affiliates, for a limited amount of preapproved and documented expenses incurred in connection with these advisory services.

The closing of this offering and the Mexican offering are conditioned upon one another, meaning that both closings will occur simultaneously.

A prospectus in Spanish pursuant to Mexican law and practice has been prepared and will be used in connection with the Mexican offering in accordance with applicable law.

The expenses of the offering, not including the underwriting discounts and commissions, are estimated at U.S.$                    and are payable by the selling shareholders.  The selling shareholders have granted to the international underwriters and the Mexican underwriters independent options, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                additional Series B shares in the form of ADSs and                additional Series B shares, respectively, at the public offering price listed on the cover page of this prospectus and the Mexican prospectus, respectively, less underwriting discounts and commissions.  If either the international underwriters or the Mexican underwriters exercise their option to purchase additional shares, the underwriters will purchase first from Banco Santander, S.A. up to               additional Series B shares (including in the form of ADSs), then from Santusa Holding, S.L. up to                   additional Series B shares (including in the form of ADSs).  Santusa Holding, S.L. will only sell shares in this offering if the underwriters exercise their option to purchase more than                   additional Series B shares (including in the form of ADSs), and will not sell any shares in this offering if the international underwriters or the Mexican underwriters do not exercise their option to purchase additional shares.  The international and the Mexican options to purchase additional ADSs and Series B shares, respectively, may be exercised independently of each other but are expected to be exercised on a coordinated basis.  If the international underwriters’ option is exercised in full, the total price to the public would be U.S.$             , the total international underwriters’ discounts and commissions would be U.S.$             and total proceeds to the selling shareholders would be U.S.$              million.

The international underwriters and the Mexican underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We will apply for the ADSs to be listed on the New York Stock Exchange, or NYSE, under the symbol “BSMX.”  The Series B shares are listed on the Mexican Stock Exchange under the symbol “ SANMEX .”

We and the selling shareholders, who beneficially own substantially all of the shares of our Series B common stock, have agreed that, without the prior written consent of Santander Investment Securities Inc., UBS Securities LLC, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, will not, during the period ending         days after the date of this prospectus:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of the ADSs or Series B shares or any securities convertible into or exercisable or exchangeable for the ADSs or Series B shares;

•
file any registration statement with the SEC or the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) relating to the offering of any of the ADSs or Series B shares or any securities convertible into or exercisable or exchangeable for the ADSs or Series B shares; or

•	enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of the ADSs or Series B shares;

whether any transaction described above is to be settled by delivery of the ADSs or Series B shares or such other securities, in cash or otherwise.  The determination regarding whether to release a party from the restrictions described above will be based on the expected impact on the trading price of the ADSs or the Series B shares.  The restrictions described in this paragraph do not apply to:

•	the sale of the ADSs or Series B shares to the international underwriters or the Mexican underwriters; or

•
the issuance by us of the ADSs or Series B shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the international underwriters have been advised in writing.

In addition, in the event that either (1) during the last            days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the             -day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the                                        -day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the international underwriters waive, in writing, such an extension.  The restrictions described above are subject to limited exceptions. As of the date of this prospectus, none of the members of our Board of Directors or executive officers hold shares of our capital stock or options on our capital stock.

In order to facilitate the offering of the ADSs, the international underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs.  Specifically, the international underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position.  A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the international underwriters under the option to purchase additional ADSs.  The international underwriters can close out a covered short sale by exercising the option to purchase additional ADSs or purchasing ADSs in the open market.  In determining the source of ADSs to close out a covered short sale, the international underwriters will consider, among other things, the open market price of ADSs compared to the price available under the option to purchase additional ADSs.  The international underwriters may also impose a penalty bid.  This occurs when a particular international underwriter repays to the other international underwriters a portion of the underwriting discount received by it because the representatives of the international underwriters have repurchased shares sold by or for the account of such underwriter in stabilization or short covering transactions.  The international underwriters may also sell shares in excess of the option to purchase additional ADSs, creating a naked short position.  The international underwriters must close out any naked short position by purchasing ADSs in the open market.  A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the international underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs.  The underwriting syndicate may also reclaim selling concessions allowed to the international underwriters or a dealer for distributing the ADSs in the offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs.  These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs.  Similarly, the Mexican underwriters may, in order to facilitate the offering of the Series B shares in Mexico, engage in transactions that stabilize the price of the Series B shares.  The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The international underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services.  Certain of the international underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and continue to provide, investment banking services to us.  From time to time, the international underwriters and the Mexican underwriters have provided, and continue to provide, investment banking services to us.

In the ordinary course of their various business activities, the international underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us.  The international underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

We, the selling shareholders and the international underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that we, the selling shareholders and the international underwriters may be required to make in respect of those liabilities.

Reports of stabilization activity, if any, are required to be furnished to the CNBV.

IN CONNECTION WITH THE OFFERING OF THE ADSs, THE PERSON (IF ANY) NAMED AS THE STABILIZING MANAGER (THE “STABILIZING MANAGER”) (OR PERSONS ACTING ON THEIR BEHALF) MAY OVER-ALLOT SECURITIES OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE ADSs AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL.  HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZING MANAGER (OR PERSONS ACTING ON THEIR BEHALF) WILL UNDERTAKE STABILIZATION ACTION.  ANY STABILIZATION ACTION MAY BEGIN ON OR AFTER THE DATE OF COMMENCEMENT OF TRADING OF THE ADSs ON THE NYSE AND, IF BEGUN, MAY BE ENDED AT ANY TIME, BUT IT MUST END NO LATER THAN 30 DAYS AFTER THAT DATE.

In connection with the offering, certain of the international underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Conflicts of Interest

Because Santander Investment Securities Inc., a member of the U.S. Financial Industry Regulatory Authority, or FINRA, and an underwriter in this offering, is an affiliate of, and under common control with, the issuer and the selling shareholders, FINRA views the participation of Santander Investment Securities Inc. as an underwriter in this offering as the public distribution of securities issued by a company with which Santander Investment Securities Inc. has a conflict of interest and/or an affiliation, as those terms are defined in FINRA Rule 5121.  Because of this relationship, the offering will be conducted in accordance with FINRA Rule 5121.  This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of “due diligence” in respect to, the registration statement and this prospectus. Deutsche Bank Securities Inc. has agreed to act as qualified independent underwriter for the international offering and to undertake the legal responsibilities and liabilities of the underwriter under the Securities Act of 1933, specifically including those inherent in Section 11 of the Securities Act.  We have agreed to indemnify Deutsche Bank Securities Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Pricing of the Offering

The consolidated financial statements as of January 1, 2010 (transition date to IFRS), December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011 included in this prospectus and the related financial statement schedules included elsewhere in the Registration Statement have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, an independent registered public accounting firm, as stated in their report appearing herein.  Such consolidated financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each international underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State it has not made and will not make an offer of ADSs which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State, other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall result in a requirement for the publication by us or the international underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of ADSs in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of ADSs.  Accordingly any person making or intending to make an offer in that Relevant Member State of ADSs which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the international underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer.  Neither we nor the international underwriters have authorized, nor do they authorize, the making of any offer of ADSs in circumstances in which an obligation arises for us or the international underwriters to publish a prospectus for such offer.  Neither we nor the international underwriters have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the international underwriters, which constitute the final placement of the ADSs contemplated in this prospectus.

This prospectus and this offering are only addressed to and directed at persons in Member States of the European Economic Area, who are “Qualified Investors” within the meaning of Article 2(1)(e) of the Prospectus Directive.  The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with Qualified Investors.  This prospectus and its contents should not be acted upon or relied upon in any Member State of the European Economic Area by persons who are not Qualified Investors.

For the purposes of the above, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in that Relevant Member State; and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission.  It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia).  This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia).  By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia).  If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient.  Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient.  In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

United Kingdom

Each international underwriter has represented and agreed that:

(a)      it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)      it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).  This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons.  Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Switzerland

No ADSs will be publicly offered or distributed in Switzerland.  ADSs shall be offered in Switzerland privately only to a select circle of investors without the use of any public means of information or advertisement.  This prospectus does not constitute an offer prospectus within the meaning of Art. 652a of the Swiss Code of Obligations.  It has not been filed with or approved by any Swiss regulatory authority or stock exchange.  The ADSs will not be registered in Switzerland or listed at any Swiss stock exchange.  This document may not be distributed or used in Switzerland without our prior written approval.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This document does not constitute, and may not be used in connection with, an offer or solicitation in any place or jurisdiction where offers or solicitations are not permitted by law.

This document has not been and will not be lodged with or registered as a prospectus by the Monetary Authority of Singapore.  Accordingly, this document and any other document or material in connection with the offer, or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”); or (ii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs initially acquired pursuant to an offer made in reliance on an exemption under Section 274 of the SFA are sold within a period of six months from the date of initial acquisition to any person other than (i) to an institutional investor; (ii) a relevant person as defined in Section 275(2) of the SFA; or (iii) to any person pursuant to an offer referred to in Section 275(1A) of the SFA, then Subdivisions (2) and (3) of Division 1 of Part XIII of the SFA (which relate, inter alia, to the prospectus requirement) shall apply to the offer resulting in that sale.

By accepting this document, you:

(a)	represent and warrant that you are an institutional investor as defined under Section 4(A) of the SFA; and

(b)	agree to be bound by the limitations and restrictions described herein.

Japan

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the “Securities and Exchange Law,” and the international underwriters have agreed that they will not offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Qatar

The ADSs have not been and will not be offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering.  The ADSs are not and will not be listed on the Qatar Exchange.

This prospectus has not been, and will not be, reviewed or approved by or filed or registered with the Qatar Financial Markets Authority, Qatar Central Bank or the Qatar Financial Centre Regulatory Authority and may not be publicly distributed.  This prospectus is intended for the original recipient only and must not be provided to any other person.  It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

United Arab Emirates

The ADSs will be sold outside the United Arab Emirates and are not part of a public offering and are being offered to a limited number of institutional and private investors in the United Arab Emirates.  We have not been reviewed, approved or licensed by the United Arab Emirates Central Bank or any other relevant licensing authorities or governmental agencies in the United Arab Emirates.  This document is strictly private and confidential and has not been reviewed, deposited or registered with any licensing authority or governmental agency in the United Arab Emirates, and is being issued to a limited number of institutional and private investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose.  Our ADSs may not be offered or sold directly or indirectly to the public in the United Arab Emirates.

Dubai International Financial Center

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”).  This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA.  It must not be delivered to, or relied on by, any other person.  The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers.  The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus.  The shares and ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale.  Prospective purchasers of the shares and ADSs offered should conduct their own due diligence on the shares and ADSs.  If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

People’s Republic of China

This offering has not been approved or registered in the People’s Republic of China (the “PRC”).  This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any person in the PRC, except to the extent consistent with applicable laws and regulations of the PRC.  For the purpose of this paragraph, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Italy

The offer of the ADSs has not been cleared by the Commissione Nazionale per le Società e la Borsa, the Italian securities exchange commission (“CONSOB”), pursuant to the Italian securities laws and regulations.  Accordingly, the ADSs may not be offered, sold or delivered in the Republic of Italy, and copies of this prospectus or any other document relating to the ADSs may not be circulated or distributed in the Republic of Italy, except to:

(a)      qualified investors (investitori qualificati) as defined in Article 34-ter, first paragraph, letter b) of CONSOB Regulation no. 11971 dated May 14, 1999, as amended (“Regulation no. 11971”), pursuant to Article 100 paragraph 1, letter a) of Legislative Decree no. 58, dated February 24, 1998, as amended (the “Italian Securities Act”); or

(b)      in circumstances which are exempt from the rules on public offers pursuant to the Italian Securities Act, and its implementing CONSOB regulations, including Regulation no. 11971.

Any offer, sale or delivery of the ADSs in the Republic of Italy or distribution of copies of this prospectus or any other document relating to the ADSs in the Republic of Italy under (a) or (b) above must be (i) made by soggetti abilitati (including investment firms, banks or financial intermediaries, as defined by Article 1, first paragraph, letter r), of the Italian Securities Act, permitted to conduct such activities in the Republic of Italy in compliance with the Italian Securities Act, Legislative Decree no. 385 dated September 1, 1993, as amended and CONSOB Regulation no. 16190 dated October 29, 2007, as amended, and any other applicable law and regulation; and (ii) in compliance with any applicable Italian laws and regulations and any other requirement or limitation that may be imposed by CONSOB, the Bank of Italy (Banca d’Italia) or any other relevant Italian authorities.

Chile

The ADSs will not be registered under Law 18,045, as amended, of Chile with the Superintendencia de Valores y Seguros (Chilean Securities Commission), and accordingly, they may be not be offered to persons in Chile, except in circumstances that do not constitute a public offering under Chilean law.

Colombia

The ADSs have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the ADSs may not be publicly offered in Colombia.  This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable.  You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Brunei

This prospectus and the ADSs described herein are not an offer to sell or a solicitation of an offer to buy and/or to subscribe for any shares to the public or any member of the public in Brunei Darussalam but are for information purposes only and directed solely to such persons as the law in Brunei Darussalam would regard as a person whose ordinary business or part thereof is to buy or sell shares or debentures, whether as principal or agent.  As such, this prospectus and any other document, circular, notice or other material issued in connection therewith may not be distributed or redistributed to and may not be relied upon or used by the public or any member of the public in Brunei Darussalam.  All offers, acceptances, subscriptions, sales, and allotments of the ADSs shall be made outside Brunei Darussalam.  This document has not been registered as a prospectus with the Registrar of Companies under the Companies Act, Cap. 39 of Brunei Darussalam and the ADSs have not been approved by Registrar of Companies or by any other government agency in Brunei Darussalam.

Kuwait

Unless all necessary approvals from the Kuwait Capital Markets Authority pursuant to Law No. 7/2010, its Executive Regulations and the various Resolutions and Announcements issued pursuant thereto or in connection therewith have been given in relation to the marketing, of and sale of the ADSs, these may not be offered for sale, nor sold in the State of Kuwait.  Neither this prospectus nor any of the information contained herein is intended to lead to the conclusion of any contract of whatsoever nature within the State of Kuwait.

Norway

This prospectus has not been approved by, or registered with, any Norwegian securities regulators pursuant to the Norwegian Securities Trading Act of 29 June 2007.  Accordingly, neither this prospectus nor any other offering material relating to the ADSs constitutes, or shall be deemed to constitute, an offer to the public in Norway within the meaning of the Norwegian Securities Trading Act of 2007.  The ADSs may not be offered or sold, directly or indirectly, in Norway except:

(a)
in respect of an offer of ADSs addressed to investors subject to a minimum purchase of ADSs for a total consideration of not less than €50,000 per investor, or in respect of shares whose denomination per unit amounts to at least €50,000;

(b)	to “professional investors” as defined in the Norwegian Securities Regulation of 29 June 2007 no. 876, being:

(i)	legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii)
any legal entity which is registered as a professional investor with the Financial Supervisory Authority of Norway (in Norwegian, Finanstilsynet) and which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(iii)
any natural person which is registered as a professional investor with the Financial Supervisory Authority of Norway (in Norwegian, Finanstilsynet) and which has two or more of (1) an average execution of at least ten – 10 – transactions in securities of significant volume per quarter for the last four quarters; (2) a portfolio of securities with a market value of at least €500,000 and (3) worked or works, for at least one – 1 – year, within the financial markets in a position which presuppose knowledge of investing in securities;

(c)	to fewer than 100 natural or legal persons in the Norwegian securities market (other than “professional investors” as defined in the Norwegian Securities Regulation of 29 June 2007 no. 876);

(d)
in any other circumstances provided that no such offer of shares shall result in a requirement for the registration, or the publication by the Issuer or any of the Dealers of a prospectus pursuant to the Norwegian Securities Trading Act of 29 June 2007.

From the time of implementation in Norwegian laws and regulations of directive 2010/73/EU (the “Amending Directive”), which amends the Prospectus Directive 2003/71/EC, the criteria set forth in item (a) through (d) above shall be deemed to have been amended to correspond to such criteria as set forth in any amending measures implementing the Amending Directive in Norwegian laws and regulations.

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a Saudi Investor) who acquires the ADSs pursuant to the offering should note that the offer of the ADSs is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004 and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the KSA Regulations).  The ADSs may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (SR) 1 million or an equivalent amount.  The offer of the ADSs is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (a) A Saudi Investor (the transferor) who has acquired the ADSs pursuant to this exempt offer may not offer or sell the ADSs to any person (referred to as a transferee) unless the price to be paid by the transferee for such ADSs equals or exceeds SR1 million; (b) If the provisions of paragraph (a) cannot be fulfilled because the price of the ADSs being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the ADSs to the transferee if their purchase price during the period of the original exempt offer was equal to or exceeded SR1 million; (c) If the provisions of paragraphs (a) and (b) cannot be fulfilled, the transferor may offer or sell the ADSs if it sells its entire holding of the ADSs to one transferee.

Brazil

The offer and sale of the ADSs will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, and under CVM Rule (Instrução) No. 400, of December 29, 2003, as amended.  The offer and sale of the ADSs have not been and will not be registered with the Comissão de Valores Mobiliários in Brazil.  Any representation to the contrary is untruthful and unlawful.  Any public offering or distribution, as defined under Brazilian laws and regulations, of the interests in Brazil is not legal without such prior registration.  Documents relating to the offering of the ADSs, as well as information contained therein, may not be supplied to the public in Brazil, as the offering of the ADSs is not a public offering of securities in Brazil, nor may they be used in connection with any offer for sale of the ADSs to the public in Brazil.

This offer of the ADSs is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon by anyone else or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent.

Oman

The information contained in this prospectus neither constitutes a public offer of securities in the Sultanate of Oman as contemplated by the Commercial Companies Law of Oman (Royal Decree 4/74) or the Capital Market Law of Oman (Royal Decree 80/98), nor does it constitute an offer to sell, or the solicitation of any offer to buy Non-Omani securities in the Sultanate of Oman as contemplated by Article 139 of the Executive Regulations of the Capital Market Law (issued by Capital Market Authority Decision No. 1/2009).

The recipient of this prospectus in Oman represents that it is a financial institution and is a financially solvent, experienced investor (as described in Article 139 of the Executive Regulations of the Capital Market Law) and that its officers/employees have such experience in business and financial matters that they are capable of evaluating the merits and risks of investments.  This prospectus has been sent at the request of the investor in Oman, and by receiving this prospectus, the person or entity to whom it has been issued and sent understands, acknowledges and agrees that this prospectus has not been approved by the Capital Market Authority (“CMA”) or any other regulatory body or authority in Oman, nor has any authorization, license or approval been received from the CMA or any other regulatory authority in Oman, to market, offer, sell or distribute the ADSs within Oman.  The distributor of the prospectus is neither a company licensed by the CMA to provide investment advisory, brokerage or portfolio management services in Oman, nor a bank licensed by the Central Bank of Oman to provide investment banking services in Oman. The distributor of the prospectus does not advise persons or entities resident or based in Oman as to the appropriateness of investing in or purchasing or selling securities or other financial products.

Nothing contained in this prospectus is intended to constitute Omani investment, legal, tax, accounting or other professional advice. This prospectus is for your information only, and nothing herein is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice on the basis of your situation.  Any recipient of this prospectus any purchaser of the ADSs pursuant to this prospectus shall not market, distribute, resell, or offer to resell the ADSs within Oman without complying with the requirements of applicable Omani law, nor copy or otherwise distribute this prospectus to others.

South Korea

The ADSs have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the FSCMA.  The ADSs may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea, or FETL) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the ADSs, except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder.  The ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Argentina

This prospectus has not been registered with the Comisión Nacional de Valores and may not be offered publicly in Argentina.  The prospectus may not be publicly distributed in Argentina.  Neither we nor the international underwriters will solicit the public in Argentina in connection with this prospectus.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with the international offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount (in U.S. dollars)
Securities and Exchange Commission registration fee	U.S.$	11,460
NYSE listing fees
Financial Industry Regulatory Authority filing fee		15,000
Printing and engraving expenses
Legal fees and expenses
Accountant fees and expenses
Miscellaneous costs
Total	U.S.$

All amounts in the table are estimated except the Securities and Exchange Commission registration fee, the NYSE listing fee and the FINRA filing fee.  The depositary has agreed to pay some of these expenses on our behalf, subject to the closing of the international offering.  The selling shareholders will pay the underwriting discounts and commissions in the amount of U.S.$             in the international offering.

VALIDITY OF THE SECURITIES

The validity of the ADSs and certain matters of U.S. law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York.  The validity of the Series B shares and other matters governed by Mexican law will be passed upon for us by Ritch Mueller, S.C., Mexico D.F., Mexico.  The underwriters have been represented by Shearman & Sterling LLP, New York, New York, and Bufete Robles Miaja, S.C., Mexico, D.F., Mexico.

EXPERTS

The consolidated financial statements as of January 1, 2010 (transition date to IFRS), December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011 included in this prospectus and the related financial statement schedules included elsewhere in the Registration Statement have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, an independent registered public accounting firm, as stated in their report appearing herein.  Such consolidated financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

We are a publicly traded variable capital corporation (sociedad anónima bursatil de capital variable) incorporated in accordance with the laws of Mexico.  All of our directors and officers and experts named herein are non-residents of the United States and substantially all of the assets of such persons and substantially all of our assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of United States federal securities laws.  We have been advised by our special Mexican counsel, Ritch Mueller, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.  We have been advised by such special Mexican counsel that no bilateral treaty is currently in effect between the United States and Mexico that covers the reciprocal enforcement of civil foreign judgments.  In the past, Mexican courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the United States judgment, in order to ascertain, among other matters, whether Mexican legal principles of due process and public policy (orden público) have been complied with, without reviewing the merits of the subject matter of the case.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act.  This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement.  For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.  If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed.  Each statement in this registration statement relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.  Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers.  Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.  You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604 and 3 World Financial Center, Room 4-300, New York, NY 10281.  Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.  The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.  In addition, the SEC maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act.  However, we intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.  We will file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from December 31, the end of our fiscal year, and will file interim reports on Form 6-K containing an English language version of any reports we file with Mexican securities regulators or stock exchanges, including our quarterly reports.

We will send in English the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders.  The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office.  The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

We also file annual and quarterly reports and other information, all of which is in Spanish, with the Mexican Stock Exchange in accordance with the requirements applicable to issuers of securities registered with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV).

INDEX TO FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements of Grupo Financiero Santander México, S.A.B. de C.V. (formerly Grupo Financiero Santander, S.A.B. de C.V.) and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2011 and June 30, 2012	F-2
Unaudited Condensed Consolidated Income Statements for the Six-Month Periods Ended June 30, 2011 and 2012	F-3
Unaudited Consolidated Statements of Comprehensive Income for the Six-Month Periods Ended June 30, 2011 and 2012	F-4
Unaudited Condensed Consolidated Statements of Changes in Total Equity for the Six-Month Periods Ended June 30, 2011 and 2012	F-5
Unaudited Condensed Consolidated Statements of Cash Flow for the Six-Month Periods Ended June 30, 2011 and 2012	F-6
Notes to the Unaudited Condensed Consolidated Financial Statements for the Six-Month Periods Ended June 30, 2011 and 2012	F-7

Consolidated Financial Statements of Grupo Financiero Santander México, S.A.B. de C.V. (formerly Grupo Financiero Santander, S.A.B. de C.V.) and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-48
Consolidated Balance Sheets as of January 1, 2010 and December 31, 2010 and 2011	F-49
Consolidated Income Statements for the Years Ended December 31, 2010 and 2011	F-50
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2010 and 2011	F-51
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2010 and 2011	F-52
Consolidated Statements of Cash Flow for the Years Ended December 31, 2010 and 2011	F-53
Notes to the Consolidated Financial Statements as of January 1, 2010 and for the Years Ended December 31, 2010 and 2011 and for each of the two years in the two-year period ended December 31, 2011	F-54
Financial Statement Schedules	F-202

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO FINANCIERO SANTANDER, S.A.B. DE C.V.)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND JUNE 30, 2012
(Millions of Pesos)

ASSETS	Note	12/31/2011	06/30/2012	LIABILITIES AND EQUITY	Note	12/31/2011	06/30/2012

CASH AND BALANCES WITH CENTRAL BANK		44,143	42,049	FINANCIAL LIABILITIES HELD FOR TRADING:	10	125,291	133,670
				Trading derivatives	22	87,518	86,756
				Short positions	10	37,773	46,914
FINANCIAL ASSETS HELD FOR TRADING:	6	242,463	291,910
Debt instruments		147,293	194,932	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH
Equity instruments		10,678	9,464	PROFIT OR LOSS:	10	118,269	167,267
Trading derivatives	22	84,492	87,514	Deposits from Central Bank – Reverse repurchase agreements		-	-
				Deposits from credit institutions – Reverse repurchase agreements		45,707	69,909
				Customer deposits – Reverse repurchase agreements		72,562	97,358
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH	6
PROFIT OR LOSS:		21,589	31,521	FINANCIAL LIABILITIES AT AMORTIZED COST:	10	391,773	422,517
Loans and advances to credit institutions - Repurchase agreements		14,642	28,470	Deposits from Central Bank		-	-
Loans and advances to customers - Repurchase agreements		6,947	3,051	Deposits from credit institutions		29,486	31,238
				Customer deposits		316,086	343,406
				Marketable debt securities		23,894	21,963
AVAILABLE-FOR-SALE FINANCIAL ASSETS:	6	61,582	54,881	Subordinated liabilities		-	-
Debt instruments		61,416	54,703	Other financial liabilities		22,307	25,910
Equity instruments		166	178
				HEDGING DERIVATIVES	23	2,501	1,726

LOANS AND RECEIVABLES:	6	346,187	388,934	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS		-	-
Loans and advances to credit institutions		26,325	45,226	HELD FOR SALE
Loans and advances to customers		314,628	338,360
Debt instruments		5,234	5,348	LIABILITIES UNDER INSURANCE CONTRACTS		-	-

				PROVISIONS:	11	6,151	5,567
HEDGING DERIVATIVES	23	897	571	Provisions for pensions and similar obligations		1,795	1,750
				Provisions for tax and legal matters		1,409	1,323
				Provisions for off-balance sheet risk		2,513	2,037
NON-CURRENT ASSETS HELD FOR SALE	7	464	525	Other provisions		434	457

				TAX LIABILITIES:		866	604
INVESTMENTS IN ASSOCIATES		-	-	Current		812	531
				Deferred		54	73

REINSURANCE ASSETS		-	-	OTHER LIABILITIES		7,866	8,142

				TOTAL LIABILITIES		652,717	739,493
TANGIBLE ASSETS	8	5,607	3,774
				SHAREHOLDERS' EQUITY:	12	90,104	96,520
				Share capital		25,658	25,658
INTANGIBLE ASSETS:	9	3,462	3,414	Share premium		11,415	11,415
Goodwill		1,588	1,588	Accumulated reserves		35,261	50,031
Other intangible assets		1,874	1,826	Profit for the year attributable to the Parent		17,770	9,416

TAX ASSETS:		13,384	14,747	VALUATION ADJUSTMENTS:		1,372	1,124
Current		2,138	3,830	Available-for-sale financial assets		442	654
Deferred		11,246	10,917	Cash flow hedges		930	470
				Non-current assets held for sale		-	-

OTHER ASSETS		4,426	4,823	NON-CONTROLLING INTERESTS		11	12

				TOTAL EQUITY		91,487	97,656
TOTAL ASSETS		744,204	837,149	TOTAL LIABILITIES AND EQUITY		744,204	837,149

The accompanying explanatory Notes are an integral part of the condensed consolidated balance sheets.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO FINANCIERO SANTANDER, S.A.B. DE C.V.)

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(Millions of Pesos)

	Note	06/30/2011	06/30/2012

Interest income and similar income	13	21,477	27,392
Interest expenses and similar charges	14	(8,211)	(10,929)
NET INTEREST INCOME		13,266	16,463
Income from equity instruments	15	183	155
Fee and commission income	16	6,139	6,830
Fee and commission expenses	17	(1,058)	(1,113)
Gains/(losses) on financial assets and liabilities (net)	18	478	515
Exchange differences (net)		(12)	(3)
Other operating income		284	281
Other operating expenses		(771)	(871)
TOTAL INCOME		18,509	22,257
Administrative expenses:		(6,767)	(7,393)
Personnel expenses		(3,564)	(4,016)
Other general administrative expenses		(3,203)	(3,377)
Depreciation and amortization		(700)	(753)
Impairment losses on financial assets (net):		(2,286)	(3,515)
Loans and receivables	6	(2,286)	(3,515)
Impairment losses on other assets (net):		(93)	-
Other intangible assets		(30)	-
Non-current assets held for sale		(63)	-
Provisions (net)		738	313
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		1	1,733
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		5	49
OPERATING PROFIT BEFORE TAX		9,407	12,691
Income tax		(2,471)	(3,274)
PROFIT FROM CONTINUING OPERATIONS		6,936	9,417
PROFIT FROM DISCONTINUED OPERATIONS (net)		277	-
CONSOLIDATED PROFIT FOR THE PERIOD		7,213	9,417
Profit attributable to the Parent		7,212	9,416
Profit attributable to non-controlling interests		1	1

EARNING PER SHARE (pesos)
From continuing and discontinued operations
Basic earnings per share (pesos)	4	1.06	1.39
Diluted earnings per share (pesos)	4	1.06	1.39
From continuing operations
Basic earnings per share (pesos)	4	1.02	1.39
Diluted earnings per share (pesos)	4	1.02	1.39

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated income statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO FINANCIERO SANTANDER, S.A.B. DE C.V.)

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2011 AND 2012

(Millions of Pesos)

	06/30/2011	06/30/2012

CONSOLIDATED PROFIT FOR THE PERIOD	7,213	9,417

OTHER COMPREHENSIVE INCOME/(LOSS)
Available-for-sale financial assets:
Valuation adjustments	(17)	258
Amounts transferred to income statement	(406)	53
Income taxes	127	(93)
Other movements	-	(6)
Cash flow hedges net of amounts transferred to income statements	(168)	(657)
Income taxes	51	197

Other comprehensive income/(loss), (net)	(413)	(248)

TOTAL COMPREHENSIVE INCOME	6,800	9,169

Attributable to the Parent	6,799	9,168
Attributable to non-controlling interests	1	1
TOTAL	6,800	9,169

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated statements of comprehensive income.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO FINANCIERO SANTANDER, S.A.B. DE C.V.)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(Millions of Pesos)

	Share Capital	Share Premium	Accumulated Reserves	Profit Attributable to the Parent	Valuation Adjustments	Total Shareholders’ Equity	Non-Controlling Interests	Total Equity

BALANCES AT DECEMBER 31, 2010	25,658	11,415	34,025	12,586	1,947	85,631	10	85,641
Consolidated profit for the period	-	-	-	7,212	-	7,212	1	7,213
Other changes in equity:
Transfer to accumulated reserves	-	-	12,586	(12,586)	-	-	-	-
Dividends declared	-	-	(2,500)	-	-	(2,500)	-	(2,500)
Other comprehensive income/(loss)	-	-	-	-	(413)	(413)	-	(413)
BALANCES AT JUNE 30, 2011	25,658	11,415	44,111	7,212	1,534	89,930	11	89,941
BALANCES AT DECEMBER 31, 2011	25,658	11,415	35,261	17,770	1,372	91,476	11	91,487
Consolidated profit for the period	-	-	-	9,416	-	9,416	1	9,417
Other changes in equity:
Transfer to accumulated reserves	-	-	17,770	(17,770)	-	-	-	-
Dividends declared	-	-	(3,000)	-	-	(3,000)	-	(3,000)
Other comprehensive income/(loss)	-	-	-	-	(248)	(248)	-	(248)
BALANCES AT JUNE 30, 2012	25,658	11,415	50,031	9,416	1,124	97,644	12	97,656

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated statements of changes in total equity.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO FINANCIERO SANTANDER, S.A.B. DE C.V.)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(Millions of Pesos)

	06/30/2011	06/30/2012
A. CASH FLOWS FROM OPERATING ACTIVITIES:	39,272	7,955
Consolidated profit for the period	7,213	9,417
Adjustments made to obtain the cash flows from operating activities	5,085	3,452
Depreciation and amortization	700	753
Impairment losses on other assets (net)	93	-
(Gain)/losses on disposal of non-current assets held for sale not classified as discontinued operations	(5)	(49)
(Gain)/losses on disposal of assets not classified as non-current assets held for sale	(1)	(1,733)
Income tax expense recognized in income statement	2,471	3,274
Profit on discontinued operations	(277)	-
Effect of foreign exchange rate changes on foreign currency cash deposits	2,104	1,207
Net (increase)/decrease in operating assets	(77,835)	(97,580)
Financial assets held for trading	(27,613)	(49,602)
Other financial assets at fair value through profit or loss	(25,142)	(9,932)
Available-for-sale financial assets	13,299	7,011
Loans and receivables	(34,986)	(42,747)
Other operating assets	(3,393)	(2,310)
Net increase/(decrease) in operating liabilities	105,970	94,723
Financial liabilities held for trading	10,472	8,379
Other financial liabilities at fair value through profit or loss	49,490	48,998
Financial liabilities at amortized cost	41,916	39,094
Other operating liabilities	4,092	(1,748)
Income tax paid	(1,344)	(2,212)
Dividends received	183	155
B. CASH FLOWS FROM INVESTING ACTIVITIES:	(23,313)	2,508
Payments	(23,327)	(428)
Tangible assets	(84)	(40)
Intangible assets	(397)	(388)
Business acquisitions	(22,846)	-
Proceeds	14	2,936
Tangible assets	14	2,936

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(6,400)	(11,350)
Payments	(6,400)	(11,350)
Dividends	(6,400)	(11,350)
Proceeds	-	-

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	(2,104)	(1,207)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	7,455	(2,094)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	44,136	44,143
G. CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	51,591	42,049

The accompanying explanatory Notes are an integral part of the unaudited condensed consolidated statements of cash flows.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO FINANCIERO SANTANDER, S.A.B. DE C.V.)

Notes to the unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2011 and 2012

1.	Introduction, basis of presentation of the condensed consolidated financial statements and other information

a)	Introduction

Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries (formerly Grupo Financiero Santander, S.A.B. de C.V.) (hereinafter, the “Group”) is a subsidiary of Banco Santander, S.A. in Spain (hereinafter, “Banco Santander (Spain)”) and is authorized by the Ministry of Finance and Public Credit to operate as a financial group under the form and terms established by the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras), subject to the supervision and oversight of the Mexican National Banking and Securities Commission (hereinafter, the “Commission”) and the Mexican Central Bank (hereinafter, “Central Bank,” “Mexican Central Bank” or “Banco de México”). The Group and its subsidiaries are regulated, depending on their activities, by the Commission, Central Bank and other applicable laws.

Per legal requirements, the Group has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

The main subsidiary of the Group is Banco Santander (México), S.A. (hereinafter, the “Bank”) which is a private-law entity, subject to the rules and regulations governing banking institutions operating in Mexico. The Bank conducts its business through branches and offices located throughout Mexico. The Bank is one of the largest private-sector banks in Mexico. The main offices of the Group are located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Ciudad de México.

The main activity of the Group´s subsidiaries is to carry out financial transactions that include the rendering of full-banking services, stock exchange intermediation and management of investment funds.

Effective August 21, 2012, the Group’s name was officially changed to Grupo Financiero Santander México, S.A.B. de C.V.

b)	Basis of presentation of the condensed consolidated financial statements

These unaudited condensed consolidated financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting from International Financial Reporting Standards as issued by the International Accounting Standards Board (hereinafter, “IASB”).

The unaudited condensed consolidated financial statements were authorized for issue by the Board of Directors on July 26, 2012.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurring during the six-month period, and does not duplicate information previously reported in the latest annual consolidated financial statements authorized for issue. Consequently, these unaudited condensed consolidated financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (hereinafter, “IFRS”) and, accordingly, for a proper understanding of the information included in these unaudited condensed consolidated financial statements, they should be read together with the Group’s consolidated financial statements as of December 31, 2011 and for the year then ended.

The accounting policies and methods used in preparing these unaudited condensed consolidated financial statements are the same as those applied in the consolidated financial statements as of December 31, 2011, taking into account those standards and interpretations effective subsequent as described in the consolidated financial statements as of December 31, 2011 and for the year then ended which did not have a material effect on these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated financial statements as of June 30, 2012 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented and all such adjustments are of a normal recurring nature.

Standards and interpretations issued but not yet effective as of June 30, 2012

Except for the Standard detailed below, the Group has not yet adopted the new or revised Standards or Interpretations detailed in Note 1.b of the consolidated financial statements as of December 31, 2011. Management is currently analyzing the effects of adopting these new standards and has not yet quantified the potential impacts they may have on the unaudited condensed consolidated financial statements. The future impact that the adoption of these standards has not been determined as of the date of this report.

-
Amendment to IAS 12 – Income Taxes: The amendments provide an exception to the general principle in IAS 12 Income Taxes (IAS 12) that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset.

Specifically, the amendments provide an exception to the general principles of IAS 12 for investment property measured using the fair value model in IAS 40 Investment Property. For the purposes of measuring deferred tax, the amendments introduce a rebuttable presumption that the carrying amount of such an asset will be recovered entirely through sale. The presumption can be rebutted if the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits over time, rather than through sale. The exception also applies to investment property acquired in a business combination if the acquirer applies the fair value model in IAS 40 subsequent to the business combination. The amendments also incorporate the requirements of SIC 21 Income Taxes - Recovery of Revalued Non-Depreciable Assets into IAS 12, i.e., deferred tax arising on a non-depreciable asset measured using the revaluation model in IAS 16 Property, Plant and Equipment should be based on the sale rate. The effective date of the amendments is for annual periods beginning on or after January 1, 2012.

The adoption of this amendment did not have a material effect on our unaudited condensed consolidated financial statements.

c)           Accounting estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Group in preparing the six-month period financial statements. The main accounting policies and measurement bases are described in Note 2 to the unaudited condensed consolidated financial statements.

These estimates, which were made on the basis of the best information available, relate basically to the following:

-
The income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

-	Fair value measurement of certain financial instruments;

-	Fair value estimates used in disclosures;

-	Impairment losses and provisions for off-balance sheet risks;

-	The recognition and measurement of deferred tax assets;

-	Goodwill and business combinations;

-	The recognition and measurement of certain provisions and contingencies.

During the six-month period ended June 30, 2012 there were no significant changes in the estimates made at 2011 year-end other than those indicated in these unaudited condensed consolidated financial statements.

d)         Comparative information

The information for 2011 contained in these half-yearly financial statements is presented for comparison purposes only with the information relating to the six-month period ended June 30, 2012.

e)         Seasonality of the Group’s transactions

In view of the business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the unaudited condensed consolidated financial statements for the six-month period ended June 30, 2012.

f)          Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation the unaudited condensed consolidated financial statements for the six-month period ended June 30, 2012.

g)         Events after the reporting period

The Board of Directors of the Group resolved to sell our asset management business (including all of Gestión Santander’s assets under management) and its sale to a holding company which would be a subsidiary of Banco Santander (Spain) and would acquire ownership of a significant number of the Banco Santander (Spain)’s asset management businesses as part of a global internal reorganization to centralize the Banco Santander (Spain)’s asset management business. Such sale is authorized to occur only at a price determined by a third party to be fair and upon satisfaction of certain other conditions. The reorganized global asset management business would seek to benefit from specialized portfolio management and capitalize on synergies, to expand product offerings and to make investments in and improvements to the information technology used in the business to streamline operations. The Group expects to enter into exclusive, long-term distribution contracts so that Banco Santander Mexico and Casa de Bolsa Santander would continue to offer mutual funds managed by Gestión Santander following the divestiture, if it is completed.

On August 13, 2012, the Board of Directors of the Group declared a dividend of 4,300 million pesos pending to be paid no later than September 13, 2012.

2.        Accounting policies

The same accounting policies, presentation and methods of computation have been followed in these unaudited condensed financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2011.

a)	Basis of consolidation

Note 52 to the consolidated financial statements for the year ended December 31, 2011 provide relevant information on the Group’s companies that were consolidated at that date and on the equity-accounted Group companies.

During the six-month period ended as of June 30, 2012, no changes have occurred in the method and in the scope of consolidation.

b)	Measurement of financial assets and liabilities and recognition of fair value changes

The following table shows a summary of the fair values of the financial assets and liabilities at December 31, 2011 and June 30, 2012, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	12/31/2011			06/30/2012
	Published			Published
	Price			Price
	Quotations in			Quotations in
	Active	Internal		Active	Internal
	Markets	Models	Total	Markets	Models	Total
ASSETS:
Financial assets held for trading	157,366	85,097	242,463	203,925	87,985	291,910
Other financial assets at fair value through profit or loss	-	21,589	21,589	-	31,521	31,521
Available-for-sale financial assets	61,582	-	61,582	54,881	-	54,881
Hedging derivatives	-	897	897	-	571	571
	218,948	107,583	326,531	258,806	120,077	378,883
LIABILITIES:
Financial liabilities held for trading	17,933	86,926	104,859	20,469	85,688	106,157
Other financial liabilities at fair value through profit or loss	-	118,269	118,269	-	167,267	167,267
Hedging derivatives	-	2,501	2,501	-	1,726	1,726
Short positions	-	20,432	20,432	-	27,513	27,513
	17,933	228,128	246,061	20,469	282,194	302,663

Set forth below are the financial instruments at fair value whose measurement was based on valuation techniques as of December 31, 2011 and as of June 30, 2012:

	Fair Values Calculated Using Internal Models at 12/31/2011	Fair Values Calculated Using Internal Models at 06/30/2012	Valuation Techniques	Main Inputs
ASSETS

Financial assets held for trading:	761	663
Debt and equity instruments	761	663	Local volatility model with partial differential equation method	Interest rate yield curve, quoted equity price and extrapolation of the implied volatility surface

Trading derivatives:	84,336	87,322
Interest rate options	1,863	2,253	Black-Scholes model with analytic method	Interest rate yield curve and implied volatility surface
Index and securities options	1,233	1,232	Black-Scholes model with analytic method local volatility model with Monte Carlo and partial differential equation method
Interest rate yield curves, quoted equity and index prices, historical correlation between equity prices and exchange rates (quanto and composite options), dividends estimation and volatility surface (implied and extrapolation of the implied volatility surface)

Exchange rate options	255	100	Black-Scholes model with analytic and trinomial tree methods and mixed volatility model with partial differential equation methods	Interest rate yield curves, quoted exchange rates and implied volatility surface
Swaps	76,244	80,699	Present value (analytic method)	Interest rate yield curves
Index and securities futures	117	163	Present value (analytic method)	Interest rate yield curve, quoted equity and index prices and dividends estimation.
Interest rate futures	346	96	Hull-White model with analytic method	Interest rate yield curve, implied volatility surface and a mean reversion parameter assumption (2%)
Exchange rate futures	4,278	2,779	Present value (analytic method)	Interest rate yield curves and quoted exchange rates

Other financial assets at fair value through profit or loss:	21,589	31,521
Loans and advances to credit institutions – Repurchase Agreements	14,642	28,470	Present value (analytic method)	Interest rate yield curve
Loans and advances to customers – Repurchase Agreements	6,947	3,051	Present value (analytic method)	Interest rate yield curve

Hedging derivatives:	897	571
Swaps	897	571	Present value (analytic method)	Interest rate yield curve
	107,583	120,077

	Fair Values Calculated Using Internal Models at 12/31/2011	Fair Values Calculated Using Internal Models at 06/30/2012	Valuation Techniques	Main Inputs

LIABILITIES

Trading derivatives:	86,926	85,688		Interest rate yield curve and implied volatility surface.
Interest rate options	4,013	3,715	Black-Scholes model with analytic method
Index and securities options	1,329	1,257	Black-Scholes model with analytic method, local volatility model with Monte Carlo and partial differential equation methods
Interest rate yield curves, quoted equity and index prices, historical correlation between equity prices and exchange rates (quanto and composite options), dividends estimation and volatility surface (implied and extrapolation of the implied volatility surface).

Exchange rate options	380	111	Black-Scholes model with analytic and trinomial tree method and mixed volatility model with partial differential equation method	Interest rate yield curves, quoted exchange rates and implied volatility surface
Swaps	71,296	76,672	Present value (analytic method)	Interest rate yield curves
Index and securities futures	224	199	Present value (analytic method)	Interest rate yield curve, quoted equity and index prices and dividends estimation.
Interest rate futures	3,929	1,572	Hull-White model with analytic method	Interest rate yield curve, implied volatility surface and a mean reversion parameter assumption (2%)
Exchange rate futures	5,755	2,162	Present value (analytic method)	Interest rate yield curves and quoted exchange rates

Other financial liabilities at fair value through profit or loss:	118,269	167,267
Deposits from Central Bank –Reverse Repurchase Agreements	-		Present value (analytic method)	Interest rate yield curve
Deposits from credit institutions – Reverse Repurchase Agreements	45,707	69,909	Present value (analytic method)	Interest rate yield curve
Customer deposits – Reverse Repurchase Agreements	72,562	97,358	Present value (analytic method)	Interest rate yield curve

Hedging derivatives:	2,501	1,726
Swaps	2,501	1,726	Present value (analytic method)	Interest rate yield curve

Short positions	20,432	27,513	Present value (analytic method)	Interest rate yield curve
	228,128	282,194

During the six month period ended as of June 30, 2012, there were no significant changes in the internal models and in the not observable data used as inputs in those internal models comparing with the valuation techniques detailed in Note 2.d of the consolidated financial statements as of December 31, 2011.

The unobservable market data that constitute significant inputs of the internal models are, basically, those related to long term volatility (more than 2 years period). Some of the instruments in Level 2 and 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities in the table below. The detail of the financial assets and liabilities measured using these models, included in the foregoing table, is as follows:

	Fair Values Calculated Using Internal Models
	12/31/2011	06/30/2012

ASSETS:
Level 2	106,176	119,414
Level 3	1,407	663
	107,583	120,077
LIABILITIES:
Level 2	227,378	282,194
Level 3	750	-
	228,128	282,194

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, Group management considers that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The table below presents a breakdown of the financial instruments categorized in Level 3:

	12/31/2011	06/30/2012

ASSETS:
Financial assets held for trading	761	663
Trading derivatives	646	-
	1,407	663
LIABILITIES:
Trading derivatives	750	-
	750	-

Financial assets held for trading

This category includes convertible bonds issued by Cemex. This hybrid instrument is valued using partial differential equation solver given the embedded equity option (whose underlying is CEMEX.CPO shares listed on Mexican Stock Exchange) on the debt instrument. Because the issuer’s credit spread and long-dated implied volatility are not quoted directly or indirectly in the market, this financial asset is classified as Level 3.

Trading derivatives

As of December 31, 2011 this category includes Over The Counter (OTC) European Equity Options on Cemex’s ADR (NYSE: CX) considered as Level 3 because the implied volatility is unobservable due to their long-term maturities (average implied volatilities are quoted up to 1-2 years). These instruments are fair-valued using Black-Scholes valuation model. During February 2012, these security options were settled. Consequently, as of June 30, 2012 the Group does not present any trading derivatives as Level 3.

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets
	Held for Trading	Trading Derivatives	Total

Beginning balance – January 1	959	-	959
Total gains/losses recognized in profit or loss	(35)	17	(18)
Purchases	-	840	840
Sales	-	-	-
New issuances	-	-	-
Settlements	(53)	-	(53)
Balance at June 30, 2011	871	857	1,728
Beginning balance – January 1	761	646	1,407
Total gains/losses recognized in profit or loss	136	(1,518)	(1,382)
Purchases	-	-	-
Sales	(187)	-	(187)
New issuances	-	-	-
Settlements	(47)	872	825
Balance at June 30, 2012	663	-	663

	Liabilities
	Held for Trading	Trading Derivatives	Total

Beginning balance – January 1	-	-	-
Total gains/losses recognized in profit or loss	-	148	148
Purchases	-	(1,462)	(1,462)
Sales	-	-	-
New issuances	-	-	-
Settlements	-	-	-
Balance at June 30, 2011	-	(1,314)	(1,314)
Beginning balance – January 1	-	(750)	(750)
Total gains/losses recognized in profit or loss	-	1,760	1,760
Purchases	-	-	-
Sales	-	-	-
New issuances	-	-	-
Settlements	-	(1,010)	(1,010)
Balance at June 30, 2012	-	-	-

As of June 30, 2012, the effect on consolidated net income of changing the main hypotheses used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable hypotheses) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on the Unaudited Condensed Consolidated Income Statement
	Most Favorable Hypothesis	Least Favorable Hypothesis

ASSETS:
Of which:
Financial assets held for trading	2	(2)
	2	(2)

Because there are not alternatives for the underlying at the maturity of the convertible bond, the scenarios are based on management experience, considering they are conservative but reasonably possible at the same time.

The volatility used as input for the internal model for the convertible bond (36.07%) is an extrapolation of the observable volatility surface of a shorter-term market option of the underlying.

The scenario was based on the difference between the bid and offer quotations of the underlying options in the market divided by two and increased by 0.5% for each year the maturity of the convertible bond exceeds the market options maturity, which create a scenario with a change of 5.36% in volatility.

The least favorable scenario assumed the volatility of the underlying asset of the convertible bond (held for trading) at its maturity moved from 36.07% to 41.43%.

The most favorable scenario assumed the volatility of the underlying asset of the convertible bond (held for trading) at its maturity moved from 36.07% to 30.71%.

As alternative to sensitivity analysis, the Group uses a value-at-risk (VaR) technique. A breakdown explanation about how the model works and the main assumptions are described in Note 50 of the consolidated financial statements as of December 31, 2011. The VaR amounts as of June 30, 2012, including all financial instruments in the trading and banking books positions of the Group,  are as follows (in millions of Mexican pesos):

	Average	High	Low	06/30/2012

All financial instruments	113.38	143.51	88.99	110.90

Analyzed by components
Instruments sensitive to interest rate	114.81	139.97	84.44	127.56
Instruments sensitive to equity market prices	13.44	17.53	8.65	13.15
Instruments sensitive to foreign currency exchange rates	8.60	15.77	1.19	12.45
Instruments sensitive to volatility movements	47.92	93.94	25.41	93.44

3.	Grupo Financiero Santander México, S.A.B. de C.V. and subsidiaries (formerly Grupo Financiero Santander, S.A.B. de C.V.) – Acquisitions and Disposals

Note 3 to the consolidated financial statements for the year ended December 31, 2011 includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2010 and 2011.

No acquisitions or disposals occurred in the Group during the six-month period ended as of June 30, 2012.

4.	Dividends paid by the Group and earnings per share

4.1	Dividends paid by the Group

 A dividend amount of 11,350 million pesos was paid to stockholders on March 5, 2012.

4.2	Earnings per share from continuing operations and discontinued operations

i) Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of shares outstanding during the six-month period, excluding the average number of treasury shares, if any, held in the six-month period.

Accordingly:

	06/30/2011	06/30/2012

Profit attributable to the Parent	7,212	9,416
Profit from discontinued operations (net of non-controlling interests)	277	-
Profit from continuing operations (net of non-controlling interests)	6,935	9,416
Weighted average number of shares outstanding	6,786,394,913	6,786,394,913
Adjusted number of shares	6,786,394,913	6,786,394,913
Basic earnings per share (pesos)	1.06	1.39
Basic earnings per share from discontinuing operations (pesos)	0.04	-
Basic earnings per share from continuing operations (pesos)	1.02	1.39

ii) Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments). However the Group does not have any of these effects over the diluted earnings per share ratio as of June 30, 2011 and 2012.

5.	Compensation of Directors, Executive Officers and other key management personnel

The Group has considered key management personnel the directors, the executive officers, the members of the audit committee, corporate practices committee, comprehensive risk management committee and compensation committee (created in 2011).

Note 6 to the Group’s consolidated financial statements as of December 31, 2011 and for the year then ended includes information on the main compensation of directors, executive officers and other key management personnel. There were no significant changes in the Group’s main key personnel from December 31, 2011 to the date of preparation of these unaudited condensed consolidated financial statements for the six-month period ended June 30, 2012.

a)	Remuneration of directors

Our shareholders establish the compensation of our directors at the annual shareholders’ meeting. Accordingly, only independent directors receive compensation for their duties. Under Mexican law, we are not required to disclose on an individual basis the compensation of our directors, members of the audit committee, corporate practices committee, comprehensive risk management committee and compensation committee and executive officers, and we do not otherwise publicly disclose such information.

During the six-month periods ended June 30, 2011 and 2012, the aggregate compensation paid to independent directors members of the audit committee, corporate practices committee, comprehensive risk management committee, compensation committee and the board of directors of the Group amounted 7 million pesos and 5 million pesos paid as attendance fees, respectively,.

b)	Remuneration of executive officers

The aggregate amount for compensations and benefits generated to executive officers for the six-month periods ended June 30, 2011 and 2012 amounted 37 million pesos and 44 million pesos, respectively. The main benefits paid to the Group’s officers are: Christmas bonus, vacation bonus, holidays, performance bonus, health care service, health insurance, life insurance and retirement fund.

The criteria for granting and paying bonus compensation vary according to the activities performed by the different areas and, therefore, payment of the bonus may vary depending on the department and activities performed by each member.

c)	Post-employment and other long-term benefits

Our executive officers may participate in the same pension plan that is available to the Group´s employees but at different contribution percentages to the ones maid by the rest of the employees.

The total pension obligations to executive officers, together with the total sum insured under life insurance policies amounted 338 million pesos at December 31, 2011 and 362 million pesos during the six-month period ended June 30, 2012.

d)	Share compensation plan

The Group has acceded to a variable compensation plan launched by Banco Santander (Spain) and for a number of officials of the Group to continue with the policy of permanent stimulus driven in 2008. The Plan is implemented through the granting of a determined number of shares of Banco Santander (Spain), based on the extent to which the Group achieves a series of commercial and institutional objectives (refer to Note 44.b of the Group’s consolidated financial statements as of December 31, 2011 for further information).

e)	Loans

The loans conferred to executive officers amounts to 97 million pesos and 87 million pesos as of December 31, 2011 and as of June 30, 2012, respectively.

6.	Financial assets

a)        Breakdown

The breakdown by category for measurement purposes, of the Group’s financial assets, other than the balances relating to cash and balances with Central Bank and hedging derivatives, at December 31, 2011 and June 30, 2012 is as follows:

	12/31/2011
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables

Loans and advances to credit institutions	-	14,642	-	26,325
Of which:
Reciprocal accounts	-	-	-	1,401
Time deposits	-	-	-	1,226
Guarantee deposits - Collateral delivered for OTC transactions	-	-	-	18,264
Repurchase agreements	-	14,642	-	-
Call money transactions granted	-	-	-	3,401
Other accounts	-	-	-	2,033

Loans and advances to customers	-	6,947	-	314,628
Of which:
Commercial credit	-	-	-	170,748
Public sector	-	-	-	33,378
Mortgage loans	-	-	-	61,794
Repurchase agreements	-	6,947	-
Installment loans:
Revolving credit card	-	-	-	27,746
Non revolving loans	-	-	-	21,827
Impaired assets	-	-	-	6,382
Impairment losses				(7,247)

Debt instruments	147,293	-	61,416	5,234
Of which:
Mexican government debt securities	143,562	-	55,566	5,234
Of which:
Collateral delivered for OTC transactions	1,514	-	-	-
Foreign government debt securities	81	-	-	-
Of which:
Brazilian government debt securities	68	-	-	-
United States of America government debt securities	13	-	-	-
Debt securities issued by financial institutions	1,726	-	68	-
Other fixed-income interest debt securities	1,924	-	5,782	-

Equity instruments	10,678	-	166	-
Of which:
Shares of Mexican companies	10,546	-	-	-
Shares of foreign companies	132	-	166	-

Trading derivatives	84,492	-	-	-
Of which:
Interest rate risk	51,272	-	-	-
Currency risk	31,762	-	-	-
Price risk	1,179	-	-	-
Other	279	-	-	-
	242,463	21,589	61,582	346,187

	06/30/2012
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables
Loans and advances to credit institutions	-	28,470	-	45,226
Of which:
Reciprocal accounts	-	-	-	3,735
Time deposits	-	-	-	1,365
Guarantee deposits - Collateral delivered for OTC transactions	-	-	-	19,449
Repurchase agreements	-	28,470	-	-
Call money transactions granted	-	-	-	8,112
Other accounts	-	-	-	12,565

Loans and advances to customers	-	3,051	-	338,360
Of which:
Commercial credit	-	-	-	182,541
Public sector	-	-	-	35,574
Mortgage loans	-	-	-	65,608
Repurchase agreements	-	3,051	-	-
Installment loans:				56,860
Revolving credit card	-	-	-	31,278
Non revolving loans	-	-	-	25,582
Impaired assets	-	-	-	5,809
Impairment losses		-		(8,032)

Debt instruments	194,932	-	54,703	5,348
Of which:
Mexican government debt securities	191,458	-	48,602	5,348
Of which:		-	-	-
Collateral delivered for OTC transactions	1,588		-	-
Foreign government debt securities	64	-	-	-
Of which:	-	-	-	-
Brazilian government debt securities	64		-	-
United States of America government debt securities	-	-	-	-
Debt securities issued by financial institutions	-	-	516	-
Other fixed-income interest debt securities	3,410	-	5,585	-

Equity instruments	9,464	-	178	-
Of which:
Shares of Mexican companies	9,306	-	-	-
Shares of foreign companies	158	-	178	-

Trading derivatives	87,514	-	-	-
Of which:
Interest rate risk	59,434	-	-	-
Currency risk	26,496	-	-	-
Price risk	1,064	-	-	-
Other	520	-	-	-
	291,910	31,521	54,881	388,934

b)	Valuation adjustments for impairment of financial assets

Available-for-sale financial assets

As indicated in Note 2 to the consolidated financial statements for the year ended December 31, 2011, as a general rule, changes in the carrying amounts of financial assets and liabilities are recognized with a charge or credit to the unaudited condensed consolidated income statement. However, in the case of available-for-sale financial assets the changes in value are recognized temporarily in consolidated equity under Valuation adjustments — Available-for-sale financial assets.

Items charged or credited to Valuation adjustments — Available-for-sale financial assets remain in the Group’s consolidated equity until the asset giving rise to them is derecognized, at which time they are recognized in the unaudited condensed consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under Valuation adjustments — Available-for-sale financial assets and are reclassified, for the cumulative amount at that date, to the unaudited condensed consolidated income statement.

As of June 30, 2011 and 2012 no permanent impairment of the available-for-sale financial assets has been recognized in the unaudited condensed consolidated income statement.

Loans and receivables

The changes in the impairment losses on the assets included under Loans and receivables in the first six months of 2011 and 2012 were as follows:

	2011	2012
Beginning balance – January 1	(7,558)	(7,247)
Impairment losses charged to income (*)	(2,800)	(4,225)
Of which:
Individually assessed	(451)	(651)
Collectively assessed	(2,349)	(3,574)
Write-off of impaired balances recorded against impairment allowance	3,538	3,427
Others	(4)	13
Balance at June 30	(6,824)	(8,032)

 (*) The amount of impairment losses reduced by loans recovered net of legal expenses for an amount of 710 million pesos in the six-months period ended as of June 30, 2012 and 514 million pesos in the six-months period ended as of June 30, 2011 are recorded under Impairment losses on financial assets (net) – Loans and receivables in the unaudited condensed consolidated income statement.

The increase in impairment losses charged to income of Ps.1,425 million, or 51%, is comprised mainly of increases of Ps.742 million, or 59%, in our credit card portfolio and of Ps.336 million, or 39%, in our non-revolving consumer loan portfolio. Regarding the credit card portfolio, the increase was driven by a 25% increase in the average balance outstanding during the period and a 25% decrease in the probability of default for during the six-month period ended 2011. The decrease in probability of default during the six-month period ended June 30, 2011 resulted mainly from fewer delinquencies. All things being equal, a reduction in the probability of default results in reduced impairment charged to income.  The probability of default did not change materially during the six-month period ended June 30, 2012. The increase in the non-revolving consumer loan portfolio was driven mainly by an increase in the average balance of 33%.

Valuation adjustments for impairment of financial assets

The breakdown of the changes in the first six months of 2011 and 2012 in the balance of financial assets classified as Loans and receivables and considered to be impaired due to credit risk is as follows:

	2011	2012
Beginning balance – January 1	5,004	6,382
Net additions	3,903	2,854
Written-off loans	(3,538)	(3,427)
Balance at June 30	5,369	5,809

Non-performing Loans

Following is a breakdown of the financial assets classified as Loans and receivables and considered to be impaired due to credit risk as of December 31, 2011 and as of June 30, 2012, classified by type of loan and by age of the oldest past-due amount:

12/31/2011	With no Past-Due Balances or Less than 3 Months Past Due	With Balances Past Due by
		3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan:
Commercial, financial and industrial	1,754	372	119	37	327	2,609
Mortgage	508	861	473	355	52	2,249
Installment loans to individuals
Of which:
Revolving consumer credit cards	514	377	-	-	-	891
Non revolving consumer	136	474	16	6	1	633
	2,912	2,084	608	398	380	6,382

06/30/2012	With no Past-Due Balances or Less than 3 Months Past Due	With Balances Past Due by
		3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan and status:
Commercial, financial and industrial	429	509	218	53	436	1,645
Mortgage	231	554	501	481	27	1,794
Installment loans to individuals
Of which:
Revolving consumer credit cards	489	935	-	-	-	1,424
Non revolving consumer	192	743	6	4	1	946
	1,341	2,741	725	538	464	5,809

Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

	12/31/2011	06/30/2012

Available line of credits	96,009	75,758
Guarantees and loan commitments of commercial and public sector portfolios	36,902	35,136
Guarantees and loan commitments of commercial portfolio (SMEs)	72	58

7.	Non-current assets held for sale

The breakdown of Non-current assets held for sale is as follows:

	12/31/2011	06/30/2012

Tangible assets	464	525
Of which:
Foreclosed assets	620	681
Impairment losses	(156)	(156)
	464	525

The total amount of non-current assets held for sale are intended for sale up to one year through the completion of auctions.

8.	Tangible assets

a)	Changes in the period

In the second quarter of 2012 the Group entered into an agreement with a non-related party, Fibra Uno, S.A. de C.V. (hereinafter, “Fibra Uno”) in relation to the sale of 220 properties (branches, offices and parking spaces) and the subsequent leaseback thereof for a term of 20 years. This sale was completed in May 2012 for the amount of 3,334 million pesos, which resulted in the recognition of net gains in the amount of 1,730 million pesos.

The lease contract, which is accounted for as an operating lease, is non-cancellable and includes an option to renew up to an additional four consecutive periods of five years each with a market rates to be determined on the date of the renewal. The lease agreement includes rent adjustments based on the Mexican National Consumer Price Index and does not contain volume based or leveraged contingent rent payment clauses or purchase options, or impose any restrictions on the Group’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

As of June 30, 2012, the future minimum lease payments required under the Group’s operating lease are as follows:

Operating lease due	06/30/2012

2013	253
2014	253
2015	253
2016	266
2017	276
2018 and thereafter	3,952
Total commitments for minimum payments under operating lease	5,253

b)	Impairment losses

There were no significant impairment losses on tangible assets in the first six months of 2011 and 2012.

c)	Other information

At June 30, 2011 and 2012, the Group did not have any significant commitments to purchase property, plant and equipment items.

9.	Intangible assets

a)	Goodwill

The changes in Goodwill were as follows:

	2011	2012

Beginning balance – January 1	-	1,588
Additions	1,588	-
Balance at June 30	1,588	1,588

b)	Impairment test

In accordance with the estimates, projections, measurements and hypothesis, available to the Group's Management in 2012, the Group has not recognized any impairment losses on Goodwill.

These hypotheses have not changed based on the ones explained in Note 18 of the consolidated financial statements of the Group in 2011.

c)	Other intangible assets

In the first half of 2012 there were no significant impairment losses with respect to items classified as Other intangible assets.

10. Financial liabilities

a)	Breakdown

The breakdown by category for measurement purposes, of the Group’s financial liabilities, other than hedging derivatives, as of December 31, 2011 and as of June 30, 2012 is as follows:

	12/31/2011
	Financial Liabilities held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost

Deposits from Central Bank and Credit Institutions	-	45,707	29,486
Of which:
Reciprocal accounts	-	-	14,009
Time deposits	-	-	8,006
Overnight deposits	-	-	2,371
Central Bank deposits	-	-	-
Reverse repurchase agreements	-	45,707	-
Other demand accounts	-	-	5,043
Accrued interest	-	-	57

Customer deposits	-	72,562	316,086
Of which:
Reverse repurchase agreements	-	72,562	-
Demand deposits:
Current accounts	-	-	177,986
Saving accounts	-	-	24
Other demand deposits	-	-	9,122
Of which:
Collateral received for OTC transactions	-	-	3,342
Others	-	-	5,780
Time deposits:
Fixed-term deposits	-	-	128,695
Accrued interest	-	-	259

Marketable debt securities	-	-	23,894
Of which:
Structured bank bonds	-	-	1,329
Promissory notes	-	-	2,232
Unsecured bonds	-	-	20,333

Trading derivatives	87,518	-	-
Of which:
Interest rate risk	51,597	-	-
Currency risk	33,799	-	-
Price risk	1,917	-	-
Others	205	-	-

Short positions	37,773	-	-
Of which:
Securities loans	15,478	-	-
Short sales	22,295	-	-

Other financial liabilities	-	-	22,307
Of which:
Trade payables	-	-	814
Dividend payable	-	-	11,350
Collection accounts:
Tax payables	-	-	762
Unsettled financial transactions	-	-	7,960
Other financial liabilities	-	-	1,421

	125,291	118,269	391,773

	06/30/2012
	Financial Liabilities held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost

Deposits from Central Bank and Credit Institutions	-	69,909	31,238
Of which:
Reciprocal accounts	-	-	18,406
Time deposits	-	-	7,015
Reverse repurchase agreements	-	69,909	-
Other demand accounts	-	-	5,759
Accrued interest	-	-	58

Customer deposits	-	97,358	343,406
Of which:
Reverse repurchase agreements	-	97,358	-
Demand deposits:
Current accounts	-	-	204,513
Saving accounts	-	-	24
Other demand deposits	-	-	11,410
Time deposits:
Fixed-term deposits	-	-	127,240
Accrued interest	-	-	219

Marketable debt securities	-	-	21,963
Of which:
Structured bank bonds	-	-	1,520
Promissory notes	-	-	98
Unsecured bonds	-	-	20,345

Trading derivatives	86,756	-	-
Of which:
Interest rate risk	57,416	-	-
Currency risk	26,901	-	-
Price risk	1,983	-	-
Others	456	-	-

Short positions	46,914	-	-
Of which:
Securities loans	18,766	-	-
Short sales	28,148	-	-

Other financial liabilities	-	-	25,910
Of which:
Trade payables	-	-	1,098
Dividend payable	-	-	3,000
Collection accounts:
Tax payables	-	-	678
Unsettled financial transactions	-	-	19,149
Other financial liabilities	-	-	1,985

	133,670	167,267	422,517

b)	Short positions

Following is a breakdown of the carrying amount of the Short positions:

	12/31/2011	06/30/2012

Securities loans:
Debt instruments	13,637	18,536
Equity instruments	1,841	230

Short sales:
Debt instruments (*)	22,295	28,148
	37,773	46,914

(*) These figures include financial liabilities arising from the outright sale of financial assets acquired under repurchase agreements of 20,432 million pesos and 27,513 million pesos as of December 31 and as of June 30, 2012, respectively.

c) Marketable debt securities - Changes

The changes in Marketable debt securities classified as financial liabilities at amortized cost in the six months were as follows:

	2011	2012
Beginning balance – January 1	12,005	23,894
Issues	1,260,870	410,773
Of which:
Bank bonds	2,832	3,527
Promissory notes	1,247,638	407,246
Stock certificates	10,400	-
Of which:
Banco Santander (México), S.A.	1,260,870	410,773
Redemptions	(1,234,503)	(412,734)
Of which:
Bank bonds	(2,426)	(3,427)
Promissory notes	(1,232,037)	(409,304)
Stock certificates	(40)	(3)
Of which:
Banco Santander (México), S.A.	(1,234,503)	(412,734)
Accrued interest	60	30
Balance at June 30	38,432	21,963

d) Marketable debt securities - Other disclosures

As of December 31, 2011 the balance of the issues performed by the Group under the aforementioned program is as follows:

	Amount	Maturity Date	Rate
Structured bank bonds	76	05/23/2013	IPC, S&P 500, Dow Jones and Euro Stoxx 50
Structured bank bonds	100	06/25/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured bank bonds	749	07/30/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured bank bonds	10	07/11/2014	TIIE
Structured bank bonds	92	05/29/2014	TIIE
Structured bank bonds	105	06/25/2013	1%
Structured bank bonds	28	01/05/2012	6%
Structured bank bonds	70	01/26/2012	3%
	1,230
Accrued interest	99
	1,329

Promissory notes	39	01/02/2012	4.50%
Promissory notes	11	01/03/2012	4.50%
Promissory notes	2	01/04/2012	4.49%
Promissory notes	5	01/12/2012	4.50%
Promissory notes	8	01/19/2012	4.57%
Promissory notes	1	01/25/2012	4.50%
Promissory notes	47	01/27/2012	4.50%
Promissory notes	135	01/12/2012	4.40%
Promissory notes	1,777	02/17/2012	4.85%
Promissory notes	130	04/03/2012	4.45%
	2,155
Accrued interest	77
	2,232

Unsecured bonds	5,000	04/18/2013	TIIE + 12 bps
Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	3,700	04/16/2013	TIIE + 15 bps
Unsecured bonds	5,000	01/27/2014	TIIE + 20 bps
Unsecured bonds	730	01/27/2014	TIIE + 20 bps
Unsecured bonds	2,800	09/21/2016	TIIE + 50 bps
Unsecured bonds	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds	191	04/16/2013	Guaranteed rate subject to IPC yield
Unsecured bonds	50	07/15/2013	Guaranteed rate subject to IPC yield
	20,471
Redemptions	(217)
Accrued interest	79
	20,333

As of June 30, 2012 the balance of the issues performed by the Group under the aforementioned program is as follows (unaudited information):

	Amount	Maturity Date	Rate
Structured bank bonds	76	05/23/2013	IPC, S&P 500, Dow Jones and Euro Stoxx 50
Structured bank bonds	100	06/25/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured bank bonds	749	07/30/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured bank bonds	10	07/11/2014	TIIE
Structured bank bonds	92	05/29/2014	TIIE
Structured bank bonds	200	05/05/2014	TIIE
Structured bank bonds	57	05/17/2013	TIIE
Structured bank bonds	18	08/07/2012	Subject to exchange rate movements
Structured bank bonds	27	07/26/2012	5.06%
	1,329
Accrued interest	191
	1,520

Promissory notes	1	07/02/2012	4.45%
Promissory notes	48	07/24/2012	4.45%
Promissory notes	49	07/02/2012	4.45%
	98
Accrued interest	-
	98

Unsecured bonds	5,000	04/18/2013	TIIE + 12 bps
Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	3,700	04/16/2013	TIIE + 15 bps
Unsecured bonds	5,000	01/27/2014	TIIE + 20 bps
Unsecured bonds	730	01/27/2014	TIIE + 20 bps
Unsecured bonds	2,800	09/21/2016	TIIE + 50 bps
Unsecured bonds	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds	191	04/16/2013	Guaranteed rate subject to IPC yield
Unsecured bonds	50	07/15/2013	Guaranteed rate subject to IPC yield
	20,471
Redemptions	(220)
Accrued interest	94
	20,345

11. Provisions

a)           Breakdown

The breakdown of Provisions is as follows:

	12/31/2011	06/30/2012

Provisions for pensions and similar obligations	1,795	1,750
Provisions for tax and legal matters	1,409	1,323
Provisions for off-balance sheet risk	2,513	2,037
Other provisions	434	457
Provisions	6,151	5,567

b)       Changes

The changes in Provisions were as follows:

	2011	2012
Beginning balance – January 1	8,680	6,151
Reversals to provisions	(950)	(476)
Of which:
Provisions for Off-balance Sheet Risk (*)	(950)	(476)
Additions to provisions	212	163
Of which:
Provisions for tax and legal matters	119	103
Other provisions	64	38
Provisions for Pensions and Similar Obligations	29	22
Provisions for Pensions and Similar Obligations charged to income	265	285
Of which:
Defined benefit plan	87	90
Defined contribution plan	90	84
Others	88	111
Payments and other movements	(569)	(556)
Balance at June 30	7,638	5,567

(*) The provision for off-balance sheet risks is estimated with the same methodology used for calculating the impairment of loans and receivables. Refer to Note 2.g. in the consolidated financial statements of 2011 for further description.

c)           Provisions for pensions and similar obligations

No significance changes have occurred in the first six-months of 2012 based on the information reported in Note 26 of the consolidated financial statements of the Group in 2011.

d)           Other disclosures

In July 2001, the Group executed a collective lifetime payment insurance operation agreement for certain retirees with Principal Mexico Compañía de Seguros, S.A. de C.V. (hereinafter, “Principal”). Such agreement establishes that with the payment of the single premium by the Group, Principal commits to paying insured retirees a lifetime payment until the death of the last insured retiree.

Under such agreement, the Group’s net worth would not be affected in the future by these insured persons, since the risk was transferred to Principal. However, in order to record the Group’s legal obligation to its retirees in the consolidated balance sheets, the Group records the projected benefit obligation of the insured retirees surrendered to Principal under the heading of Provisions - Provisions for pensions and similar obligations, and a long-term account receivable with Principal, which is recorded under the heading of Provisions - Provisions for pensions and similar obligations for the funds that it transferred thereto. The amount of the projected benefits obligation was calculated at the close of the year, based on the estimates used for labor liabilities and the remaining personnel.

As of December 31, 2011 and June 30, 2012 such liability is 1,001 million pesos and 980.4 million pesos, respectively. For presentation purposes such liability is eliminated against the equivalent balance under the heading of Other assets without any impact in the consolidated balance sheet.

e)           Litigations

i. Tax-related proceedings

As of December 31, 2011 and June 30, 2012, the Group had recognized provisions that reasonably cover any liabilities that might arise from these tax-related proceedings.

The total amount of payments made by the Group arising from Tax-proceeding in the first six-months of 2012 is not material with respect to these consolidated financial statements.

ii.   Other tax issues

The Group operates a branch in Nassau through which it carries out tax free operations principally involving transactions with derivative instruments. The Mexican tax authorities have reviewed the operations of the Nassau branch and determined that the Group is liable for Mexican withholding taxes.  Payments rendered amounted to 24 million pesos during the first six-months of 2011 and 18 million pesos in the first six-months of 2012.

iii. Non-tax-related proceedings

As a result of its business activities, as of December 31, 2011 and as of June 30, 2012, the Group has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, management and its internal and external legal, tax and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome. As of December, 31, 2011 and as of June 30, 2012, the Group has recorded provisions for the amounts of 1,198 million pesos and 1,144 million pesos, respectively, which based on the opinion of its internal and external legal advisers, management considers adequate.

The total amount of payments made by the Group arising from litigation in the first six months of 2011 and the six-month period ended June 30, 2012 is not material with respect to these consolidated financial statements.

12. Shareholders’ equity

In the first half of 2011 and 2012 there were no other quantitative or qualitative changes in the Group’s equity other than those indicated in the unaudited condensed consolidated statements of changes in total equity.
Annual Ordinary General Meeting of May 14, 2012, adopted the payment of the amount of 3,000 million pesos assigned from the Accumulated reserves account for the future declaration of dividends payable to Shareholders. The amount of 3,000 million pesos will be paid to Shareholders during the third quarter of 2012.

13. Interest income and similar income

The breakdown of the main items of interest income and similar income items earned in 2011 and 2012 is as follows:

	06/30/2011	06/30/2012

Cash and balances with Central Bank	723	717
Loans and advances to credit institutions	445	1,309
Loans and advances to customers	14,116	18,061
Debt instruments	5,480	6,498
Income from hedging derivatives swaps and discontinued hedge accounting (Note 23)	615	728
Other interest income	98	79
	21,477	27,392

14.  Interest expenses and similar charges

The breakdown of the main items of interest expenses and similar charges accrued in 2011 and 2012 is as follows:

	06/30/2011	06/30/2012

Deposits from the Central Bank and credit institutions	1,667	2,326
Customer deposits	4,746	6,325
Marketable debt securities	721	685
Other interest expenses	1,077	1,593
	8,211	10,929

15.       Income from equity instruments

The breakdown of the balance is as follows:

	06/30/2011	06/30/2012

Equity instruments classified as:
Assets held for trading	127	69
Of which:
NAFTRAC (ETF)	20	29
América Móvil, S.A.B, de C.V.	-	-
Grupo México, S.A.B. de C.V.	17	4
Industrias Peñoles, S.A.B. de C.V.	5	2
Wal-Mart de México, S.A.B. de C.V.	13	10
Teléfonos de México, S.A.B. de C.V.	4	-
Kimberly-Clark de México, S.A.B. de C.V.	3	-
Fomento Económico Mexicano, S.A.B. de C.V.	11	-
Grupo Modelo, S.A.B. de C.V.	10	1
Others	44	23

Available-for-sale financial assets	56	86
Of which:
Controladora Prosa, S.A. de C.V.	-	18
TransUnión de México, S.A.	40	53
Others	16	15
	183	155

16.       Fee and commission income

The breakdown of the balance is as follows:

	06/30/2011	06/30/2012

Collection and payment services:
Service charges on deposits accounts	260	350
Credit and debit cards	1,472	1,638
Checks and others	192	179
	1,924	2,167
Marketing of non-banking
financial products:
Investment funds management	951	946
Capital markets and securities activities	138	172
Collection and payment services	658	735
Insurance	1,078	1,410
Financial advisory services	645	638
	3,470	3,901
Securities services:
Administration and custody	139	173
	139	173
Other:
Foreign exchange	271	271
Other fees and commissions	335	318
	606	589
	6,139	6,830

17.       Fee and commission expenses

The breakdown of the balance is as follows:

	06/30/2011	06/30/2012

Credit and debit cards	441	662
Checks and other	22	18
Collections and transactional services	63	69
Fund management	72	72
Capital markets and securities activities	86	64
Financial advisory services	205	19
Other fees and commission	169	209
	1,058	1,113

18.	Gains/(losses) on financial assets and liabilities (net)

The breakdown of the balance by type of instrument is as follows:

	06/30/2011	06/30/2012

Financial instruments held for trading	218	548
Of which:
Debt instruments	87	396
Equity instruments	(1,164)	799
Derivatives	1,295	(647)
Recognized profit from sale of available-for-sale financial instruments	406	(53)
Hedging derivatives	(146)	20
Of which:
Fair value hedge – hedged items	78	98
Fair value hedge – hedging derivative instruments	(64)	(103)
Cash flow hedge inefficiency	(160)	(25)
	478	515

19.  Operating segments

The Group has three operating segments, as described below, which are the Group’s strategic business units:

-
Retail Banking: the Retail Banking segment encompasses the entire commercial banking business.  The retail banking activities include products and services for individuals and Small and Medium Entities (hereinafter, “SME”), such as personal loans, deposit-taking, employee payroll accounts for corporate customers, credit and debit cards and overdraft facilities.

-
Global Wholesale Banking: this segment reflects the returns on the Corporate Banking business, those on Investment Banking and Markets in Mexico, including all the managed treasury departments and the equities business. The global wholesale banking activities include products and services for our corporate customers, such as investment banking and project finance.

-
Corporate Activities: this segment includes the centralized management business relating to financial and industrial investments, the financial management of the structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations and assets and liabilities management.

The Group does not have any customers that individually accounted for 10% or greater of our interest and similar income for 2010 and 2011.

The Group does not carry out significant operations outside of Mexico and does not have any individual customers that account for 10% or more of the Group’s revenues.  Information regarding products and service is not available and is deemed excessively costly to develop.

Management reporting for the Group is generally based on IFRS.

The six-month period ended as of June 30, 2011 of the unaudited condensed consolidated income statement and other significant data (assets and liabilities as of December 31, 2011) are as follows:

		Global
	Retail	Wholesale	Corporate
2011	Banking	Banking	Activities	Total
Net interest income	9,886	1,701	1,679	13,266
Income from equity instruments	-	76	107	183
Net fee and commission income	4,393	762	(74)	5,081
Gains/(losses) on financial assets and liabilities and exchange differences (net)	666	(45)	(155)	466
Other operating income/(expenses) (net)	(388)	(118)	19	(487)
Total income	14,557	2,376	1,576	18,509
Administrative expenses	(5,992)	(706)	(69)	(6,767)
Depreciation and amortization	(626)	(79)	5	(700)
Impairment losses on financial assets (net)	(2,113)	(64)	(109)	(2,286)
Impairment losses on other assets (net)	-	-	(93)	(93)
Provisions (net)	952		(214)	738
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	-	-	1	1
Gains/(losses) on disposal of non-current-assets held for sale not classified as discontinued operations	-	-	5	5
Operating profit before tax	6,778	1,527	1,102	9,407
Income tax				(2,471)
Profit from continuing operations				6,936
Profit from discontinued operations (net)				277
Consolidated profit for the period				7,213
Profit attributable to the parent				7,212
Profit attributable to non-controlling interest				1
Total assets	243,062	411,254	89,888	744,204
Total liabilities	262,323	297,191	93,203	652,717

The six-month period ended as of June 30, 2012 of the unaudited condensed consolidated income statement and other significant data are as follows:

		Global
	Retail	Wholesale	Corporate
2012	Banking	Banking	Activities	Total
Net interest income	12,376	1,905	2,182	16,463
Income from equity instruments	18	52	85	155
Net fee and commission income	4,880	891	(54)	5,717
Gains/(losses) on financial assets and liabilities and exchange differences (net)	313	353	(154)	512
Other operating income/(expenses) (net)	(428)	(242)	80	(590)
Total income	17,159	2,959	2,139	22,257
Administrative expenses	(6,637)	(704)	(52)	(7,393)
Depreciation and amortization	(713)	(80)	40	(753)
Impairment losses on financial assets (net)	(3,484)	(52)	21	(3,515)
Impairment losses on other assets (net)
Provisions (net)	549	-	(236)	313
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	-	-	1,733	1,733
Gains/(losses) on disposal of non-current-assets held for sale not classified as discontinued operations	-	-	49	49
Operating profit before tax	6,874	2,123	3,694	12,691
Income tax				(3,274)
Profit from continuing operations				9,417
Profit from discontinued operations (net)				-
Consolidated profit for the period				9,417
Profit attributable to the parent				9,416
Profit attributable to non-controlling interest				1
Total assets	269,632	480,471	87,046	837,149
Total liabilities	315,005	323,561	100,927	739,493

20. Related party transactions

Transactions with related parties

In addition to subsidiaries, affiliates and associates entities, the Group’s “related parties” include its “key personnel” from the executive staff (members of the Group’s Board and the Managers of Grupo Financiero Santander México, S.A.B. de C.V. and its Affiliates, formerly Grupo Financiero Santander, S.A.B. de C.V., together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Group also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander (Spain).

Transactions between the Group and its related parties are specified below. To facilitate comprehension, we have divided the information into the following categories:

Parent

This category includes balances with Banco Santander (Spain).

Santander Group Companies

This category includes all the companies that are controlled by Banco Santander (Spain), around the world, and hence, it also includes the companies over which the Group exercises any degree of control (Affiliates and special-purpose entities).

The Information related to Directors, Executive Officers and other key management personnel is detailed in Note 5.

Related-party transactions were made on terms equivalent to those prevailing in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized.

	12/31/2011		06/30/2012
		Santander		Santander
		Group		Group
	Parent	Companies	Parent	Companies

ASSETS:
Financial assets held for trading:
Loans and advances to credit institutions:
Of which:
Banco Santander, S.A. (Spain)	317	-	5,248	-
Santander Benelux, S.A., N.V.	-	4,891	-	4,930
Abbey National Treasury Services plc.	-	722	-	827
Loans and advances to customers:
Of which:
Santander Capital Structuring, S.A. de C.V.	-	751	-	963
Produban Servicios Informáticos Generales, S.L.	-	643	-	890
Promociones y Servicios Polanco, S.A. de C.V.	-	134	-	139
Trading derivatives:
Of which:
Banco Santander, S.A. (Spain)	11,850	-	8,869
Santander Benelux, S.A., N.V.	-	11,604	-	10,434
Abbey National Treasury Services plc.	-	243	-	157
Others				1
Other assets:
Of which:
Banco Santander, S.A. (Spain)	21	-	309
Seguros Santander, S.A.	-	497	-	595
Produban Servicios Informáticos Generales, S.L.	-	-	-	102
Others	-	-	-	56

	12/31/2011		06/30/2012
		Other		Other
		Related		Related
	Parent	Party	Parent	Party

LIABILITIES AND EQUITY:
Financial liabilities held for trading:
Trading derivatives:
Of which:
Banco Santander, S.A. (Spain)	11,722	-	11,198	-
Santander Benelux, S.A., N.V.	-	16,409	-	14,867
Abbey National Treasury Services plc.	-	359	-	244
Financial liabilities at amortized cost:
Deposits from credit institutions:
Of which:
Banco Santander, S.A. (Spain)	290	-	234	-
Santander Trade Services, Ltd.	-	2	-
Customer deposits:
Of which:
Isban México, S.A. de C.V.	-	762	-	1,002
Promociones y Servicios Polanco, S.A. de C.V.	-	107	-	39
Seguros Santander, S.A.	-	-	-	-
Produban Servicios Informáticos Generales, S.L.	-	94	-	249
Other	-	76	-	36
Marketable Debt Securities:
Of which:
Seguros Santander, S.A.	-	955	-	1,002
Other financial liabilities:
Of which:
Banco Santander, S.A. (Spain)	8,484	-	7,024	-
Santusa Holding, S.L.	-	2,828	-	747
Santander Overseas Bank, Inc.	-	24	-	6
Other Liabilities:
Of which:
Banco Santander, S.A. (Spain)	309	-	51	-
Santander Investment Securities Inc.	-	-	-	50
Banco Santander, S.A. (Spain)	-	-	-	34
Other	-	-	-	37

	06/30/2011		06/30/2012
	Parent	Other Related Party	Parent	Other Related Party

INCOME STATEMENT:
Interest income and similar income:
Of which:
Banco Santander, S.A. (Spain)	5	-	3	-
Santander Benelux, S.A., N.V.	-	6	-	-
Produban Servicios Informáticos Generales, S.L.	-	5	-	13
Santander Capital Structuring, S.A. de C.V.	-	-	-	21
Other	-	-	-	3
Interest expenses and similar charges:
Of which:
Isban México, S.A. de C.V.	-	6	-	17
Seguros Santander, S.A.	-	5	-	5
Promociones y Servicios Polanco, S.A. de C.V.	-	-	-	2
Other	-	-	-	2
Fee and commission income:
Of which:
Banco Santander, S.A. (Spain)	-	-	2	-
Santander Investment Securities Inc.	-	3	-	4
Seguros Santander, S.A.	-	1,062	-	1,400
Other	-	-	-	17
Gains/(losses) on financial assets and liabilities (net):
Of which:
Santander Benelux, S.A., N.V.	-	1,928	-	(1,234)
Banco Santander, S.A. (Spain)	(468)	-	(2,584)	-
Abbey National Treasury Services plc.	-	(32)	-	(75)
Other	-	10	-	(16)
Administrative expenses:
Of which:
Produban Servicios Informáticos Generales, S.L.	-	556	-	606
Isban México, S.A. de C.V.	-	329	-	-
Santander Global Facilities, S.A. de C.V.	-	-	-	77
Ingeniería de Software Bancario, S.L.	-	52	-	53
Gesban México Servicios Administrativos Globales, S.A. de C.V.	-	23	-	18
Other	-	39	-	87

21.   Other disclosures

a) Share-based payments

During the six-month period ended as of June 30, 2012, except for the issues mentioned below, no changes have been made to the compensation plans detailed in Note 44 b) of the consolidated financial statements as of December 31, 2011.

On January 2012, the Board of Directors of Banco Santander (Spain) approved the rules applicable to the Plan I-14. The most relevant provisions are the following:

-	Certain group of executives (known as “supervised group”) are not eligible for this plan.

-	Some changes were made to the “Reference Group” and to the percentage of shares to be delivered in accordance of Banco Santander (Spain)´s place in the TSR ranking.

-	Compliance with additional provisions is a requirement for the delivery of shares.

The fair value of the equity instruments granted for the Group’s beneficiaries under the plans detailed in Note 44 b) of the consolidated financial statements as of December 31, 2011, is 319 million pesos and 270 million pesos and as of June 30, 2012, respectively.

The cost of the share-based payments is calculated at the inception date and accrued in pro-rata bases. In the six-month period ended as of June 30, 2011 and in 2012 pro-rata expenses of 44 million pesos and 41 million pesos, respectively, were recorded related to the initial costs on the related grant dates for the above mentioned cycles. The changes in fair value between the grant date and the settlement date are hedged by Banco Santander (Spain).

b)	Residual maturity periods and average interest rates

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2011 is as follows:

	12/31/2011
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with Central Bank	44,143	-	-	-	-	-	-	44,143	3.20%
Available-for-sale financial assets:
Debt instruments	-	-	-	14,806	31,698	8,214	6,698	61,416	5.91%
Loans and receivables:
Loans and advances to credit Institutions	3,296	22,893	-	-	-	-	136	26,325	1.16%
Loans and advances to customers	13,354	14,885	26,188	63,319	87,115	38,169	71,598	314,628	9.70%
Debt instruments	-	-	-	-	16	2,135	3,083	5,234	4.23%
	60,793	37,778	26,188	78,125	118,829	48,518	81,515	451,746
Liabilities:
Financial liabilities held for trading:
Trading derivatives	3	2,632	3,930	8,137	16,722	16,619	39,475	87,518	-
Short positions	-	37,773	-	-	-	-	-	37,773	2.88%
Other Financial Liabilities at Fair Value through Profit or Loss:
Deposits from credit institutions	-	45,707	-	-	-	-	-	45,707	4.52%
Customer deposits	-	72,562	-	-	-	-	-	72,562	4.22%
Financial liabilities at amortized cost:
Deposits from credit institutions	14,286	4,933	3,621	5,635	796	125	90	29,486	0.81%
Customer deposits	178,190	110,524	10,740	14,168	2,066	262	136	316,086	1.83%
Marketable debt securities	-	452	1,852	131	15,610	4,106	1,743	23,894	5.24%
Other financial liabilities	10,958	-	11,349	-	-	-	-	22,307	-
Hedging derivatives	-	-	16	481	1,218	500	286	2,501	-
	203,437	274,583	31,508	28,552	36,412	21,612	41,730	637,834
Difference (assets less liabilities)	(142,644)	(236,805)	(5,320)	49,573	82,417	26,906	39,785	(186,088)

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of June 30, 2012 is as follows:

	06/30/2012
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with Central Bank	42,049	-	-	-	-	-	-	42,049	4.47%
Available-for-sale financial assets:
Debt instruments	-	-	-	22,353	18,251	7,326	6,773	54,703	6.17%
Loans and receivables:
Loans and advances to credit Institutions	16,301	28,685	116	-	-	-	124	45,226	1.83%
Loans and advances to customers	8,835	23,005	25,318	63,704	98,830	40,631	78,037	338,360	10.76%
Debt instruments	-	-	-	-	16	2,182	3,150	5,348	4.39%
	67,185	51,690	25,434	86,057	117,097	50,139	88,084	485,686
Liabilities:
Financial liabilities held for trading:
Trading derivatives	-	1,517	2,827	6,426	12,731	14,843	48,412	86,756
Short positions	-	46,914	-	-	-	-	-	46,914	4.19%
Other Financial Liabilities at Fair Value through Profit or Loss:
Deposits from credit institutions	-	69,909	-	-	-	-	-	69,909	4.47%
Customer deposits	-	96,120	1,238	-	-	-	-	97,358	4.12%
Financial liabilities at amortized cost:
Deposits from credit institutions	11,566	8,002	2,543	6,595	2,334	50	148	31,238	2.01%
Customer deposits	204,537	121,460	11,551	4,115	1,290	209	244	343,406	2.48%
Marketable debt securities	-	125	18	9,002	6,960	4,115	1,743	21,963	5.36%
Other financial liabilities	22,910	-	-	3,000	-	-	-	25,910
Hedging derivatives	-	-	-	472	427	330	497	1,726
	293,013	344,047	18,177	29,610	23,742	19,547	51,044	725,180
Difference (assets less liabilities)	(171,828)	(292,357)	7,257	56,447	93,355	30,592	37,040	(239,494)

22.   Derivatives - Notional amounts and market values of trading and hedging derivatives

The breakdown of the fair value and notional amount of trading derivative assets as of December 31, 2011 and as of June 30, 2012, is as follows:

	12/31/2011		06/30/2012
Trading	Nominal	Asset	Nominal	Asset

Futures:
Foreign Currency Futures	1,586	48	670	4
Interest Rate Futures	6,149	310	1,460	96
Index Futures	3,789	64	4,551	143

Forwards:
Foreign Currency Forwards	64,984	4,245	72,671	2,653
Fx Spot	-	33	-	124
Interest Rate Forwards	1,600	35	-	-
Equity Forwards	4,848	117	3,011	163

Options:
Foreign Currency Options	23,794	255	8,192	100
Interest Rate Options	118,874	1,864	146,867	2,253
Index Options	11,169	998	12,840	758
Equity Securities Options	10,465	279	3,159	520

Swaps:
Interest Rate Swaps	1,411,802	49,063	1,532,686	57,085
Cross Currency Swaps	256,319	27,181	267,022	23,615

	1,915,379	84,492	2,053,129	87,514

As of December 31, 2011 84,336 million pesos (assets) are OTC derivatives of the total amount of the trading portfolio and 87,322 million pesos as of June 30, 2012.

The breakdown of the fair value and notional amount of hedging derivative assets as of December 31, 2011 and as of June 30, 2012, is as follows:

	12/31/2011		06/30/2012
Hedging	Nominal	Asset	Nominal	Asset

Cash flow:
Interest Rate Swaps	28,535	842	24,825	571
Cross Currency Swaps	3,869	55	-	-

Fair value:
Cross Currency Swaps	-	-	-	-
	32,404	897	24,825	571
TOTAL ASSET	1,947,783	85,389	2,077,954	88,085

The breakdown of the fair value and notional amount of trading derivative liabilities as of December 31, 2011 and as of June 30, 2012, is as follows:

	12/31/2011		06/30/2012
Trading	Nominal	Liability	Nominal	Liability

Futures:
Foreign Currency Futures	373	16	1,863	67
Interest Rate Futures	1,945,481	3,894	557,797	1,546
Index Futures	4,645	111	8,494	486

Forwards:
Foreign Currency Forwards	98,406	5,714	73,593	1,975
Fx Spot	-	41	-	188
Interest Rate Forward	1,740	35	1,000	26
Equity Forward	8,210	224	8,189	199

Options:
Foreign Currency Options	26,030	380	8,610	111
Interest Rate Options	196,400	4,013	192,961	3,715
Index Options	99,806	1,583	24,873	1,298
Equity Securities Options	7,219	205	2,800	456

Swaps:
Interest Rate Swaps	1,376,177	43,655	1,577,024	52,129
Cross Currency Swaps	237,631	27,647	282,481	24,560
	4,002,118	87,518	2,739,685	86,756

As of December 31, 2011 86,926 million pesos (liabilities) are OTC derivatives of the total amount of the trading portfolio and 85,689 million pesos as of June 30, 2012.

The breakdown of the fair value and notional amount of hedging derivative liabilities as of December 31, 2011 and as of June 30, 2012, is as follows:

	12/31/2011		06/30/2012
Hedging	Nominal	Liability	Nominal	Liability

Cash flow:
Interest Rate Swaps	-	-	-	-
Cross Currency Swaps	20,572	2,354	19,227	1,283

Fair value:
Interest Rate Swaps	2,832	147	7,670	273
Cross Currency Swaps	-	-	2,099	170
	23,404	2,501	28,996	1,726
TOTAL LIABILITIES	4,025,522	90,019	2,768,681	88,482

23.  Hedging derivatives

a)	Breakdown

The breakdown by type of hedge of the derivatives qualifying for hedge accounting is as follows:

	12/31/2011		06/30/2012
	Assets	Liabilities	Assets	Liabilities

Fair value hedges	-	147	-	443
Cash flow hedges	897	2,354	571	1,283
	897	2,501	571	1,726

b) Quantitative information

Fair value hedges

As of December 31, 2011, the hedging derivative positions are as follows:

	Nominal (million)	Nominal (million pesos )	Currency	Hedged Item

Interest Rate Swaps	2,832	2,832	Mexican pesos	Loans and receivables

As of June 30, 2012, the hedging derivative positions are as follows:

	Nominal (million)	Nominal (million pesos)	Currency	Hedged Item

Interest Rate Swaps	2,699	2,699	Mexican pesos	Loans and receivables
Interest Rate Swaps	371	4,971	US Dollar	Loans and receivables
Cross Currency Swaps	157	2,099	US Dollar	Loans and receivables

These hedging derivatives hedge interest rate risk and foreign currency risk associated with the hedged items.

The fair value hedges carried out by the Group are extended in certain cases up to the year 2023.

As of June 30, 2011 and 2012 , the effect of valuation for the period of derivative financial instruments for fair value hedging purposes recorded in the consolidated income statements under Gains/(losses) on financial assets and liabilities (net) is (64) million pesos and (103) million pesos, respectively.

As of June 30, 2011 and 2012, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recorded in the consolidated income statements in Gains/(losses) on financial assets and liabilities (net) is 78 million pesos and 98 million pesos, respectively.

Each of these hedging derivative instruments are presented in the balance sheet under hedging derivatives.

Cash flow hedges

As of December 31, 2011 the positions in derivatives with cash flow hedging purposes are as follows:

	Nominal (million)	Nominal (million pesos)	Currency	Hedged Item

Interest Rate Swaps	12,690	12,690	Mexican pesos	BPATs and BONDES
Interest Rate Swaps	15,845	15,845	Mexican pesos	Monetary Regulation Deposit
Cross Currency Swaps	1,241	17,306	US Dollar	Loans and receivables
Cross Currency Swaps	180	3,266	Euro	Loans and receivables
Cross Currency Swaps	825	3,869	UDIS	UDIBONDS

As of June 30, 2012 the positions in derivatives with cash flow hedging purposes are as follows:

	Nominal (million)	Nominal (million pesos)	Currency	Hedged Item

Interest Rate Swaps	12,690	12,690	Mexican pesos	BPATs and BONDES
Interest Rate Swaps	12,135	12,135	Mexican pesos	Monetary Regulation Deposit
Cross Currency Swaps	928	12,447	US Dollar	Loans and receivables
Cross Currency Swaps	169	2,870	Euro	Loans and receivables
Cross Currency Swaps	825	3,910	UDIS	UDIBONDS

These hedging derivatives hedge interest rate risk and foreign currency risk associated with the hedged items.

As of December 31, 2011 and June 30, 2012, the Group maintains a balance under the heading of Valuation adjustments - Cash flow hedge of 393 million pesos and 362 million pesos, respectively, which refers to the remnant of the accumulated gain of the effective part of the hedging derivative that was recognized in Shareholders' equity as part of comprehensive income during the period of time that the hedges were efficient. Such balance is being amortized based on the original term of the forecast transaction. The term of such amortization matures between 2013 and 2022. The remaining amount of the total valuation adjustment for cash flow hedge reflected in the consolidated Other Comprehensive Income consisted of Accumulated gain on effective cash flow hedges currently in effect.

The cash flow hedges performed by the Group are extended in certain cases up to the year 2014 for securities classified as Available-for-sale and for the Monetary Regulation Deposit, and up to the year 2016 for the loans and receivables denominated in U.S. and up to the year 2025 for the UDIBONDS.

The effective part of the cash flow hedges recognized in Shareholders' equity as part of comprehensive income is adjusted to the lower value in absolute terms of the gain or loss from the derivative and the cumulative change in the fair value of the cash flow hedges from the hedged item. As of June 30, 2011 and 2012 the amounts of (160) million pesos and 25 million pesos were recognized in the consolidated income statement under the heading of Gains/(losses) on financial assets and liabilities (net) for the inefficient part of the cash flow hedges. A reconciliation of Valuation adjustments – Cash flow hedges during the six month periods ended June 30, 2011 and 2012, were as follows:

	06/30/2011	06/30/2012
Valuation adjustments	263	72
Amounts transferred to income statements	(431)	(729)
Of which:
Income from hedging derivatives swaps and discontinued hedge accounting (Note 13)	(615)	(728)
Cash flow hedges inefficiencies (Note 18)	160	(25)
Others	24	24
	(168)	(657)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Grupo Financiero Santander México, S.A.B. de C.V.
(formerly Grupo Financiero Santander, S.A.B. de C.V.)

We have audited the accompanying consolidated balance sheets of Grupo Financiero Santander México, S.A.B. de C.V. and subsidiaries (formerly Grupo Financiero Santander S.A.B. de C.V.) (the “Group”) as of January 1, 2010 (transition date) and as of December 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2010 and 2011. Our audits also included the financial statement schedules presenting the condensed financial information of Grupo Financiero Santander México, S.A.B. de C.V. (formerly Grupo Financiero Santander, S.A.B. de C.V.) referenced in the Index at Item 8. These financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Financiero Santander México, S.A.B. de C.V. and subsidiaries (formerly Grupo Financiero Santander, S.A.B. de C.V.) as of January 1, 2010 (transition date) and as of December 31, 2010 and 2011, and the results of their operations and their cash flows for the years ended December 31, 2010 and 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu Limited

/s/ Guillermo A. A. Roa Luvianos

C.P.C. Guillermo A. A. Roa Luvianos
Mexico City, Mexico
June 6, 2012 (August 29, 2012 as to the modifications to footnote disclosures discussed in Note 1.f.)

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO FINANCIERO SANTANDER, S.A.B. DE C.V.)

CONSOLIDATED BALANCE SHEETS AS OF JANUARY 1, 2010 AND DECEMBER 31, 2010, 2011

 (Millions of Pesos)

ASSETS	Note	01/01/2010	12/31/2010	12/31/2011	LIABILITIES AND EQUITY	Note	01/01/2010	12/31/2010	12/31/2011

CASH AND BALANCES WITH CENTRAL BANK	7	44,170	44,136	44,143	FINANCIAL LIABILITIES HELD FOR TRADING:		101,487	116,535	125,291
					Trading derivatives	11	75,960	91,250	87,518
					Short positions	11	25,527	25,285	37,773
FINANCIAL ASSETS HELD FOR TRADING:		190,613	238,613	242,463
Debt instruments	9	93,671	123,515	147,293	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH
Equity instruments	10	18,939	18,244	10,678	PROFIT OR LOSS:		120,236	112,239	118,269
Trading derivatives	11	78,003	96,854	84,492	Deposits from Central Bank – Reverse repurchase agreements	21	50,000	3,360	-
					Deposits from credit institutions – Reverse repurchase agreements	21	10,860	43,858	45,707
					Customer deposits – Reverse repurchase agreements	22	59,376	65,021	72,562
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH
PROFIT OR LOSS:		12,000	12,661	21,589	FINANCIAL LIABILITIES AT AMORTIZED COST:		277,731	326,448	391,773
Loans and advances to credit institutions - Repurchase agreements	8	12,000	9,000	14,642	Deposits from Central Bank	21	2,617	701	-
Loans and advances to customers - Repurchase agreements	12	-	3,661	6,947	Deposits from credit institutions	21	7,612	18,973	29,486
					Customer deposits	22	246,177	281,043	316,086
					Marketable debt securities	24	5,137	12,005	23,894
AVAILABLE-FOR-SALE FINANCIAL ASSETS:		76,450	60,426	61,582	Subordinated liabilities	23	3,933	-	-
Debt instruments	9	75,503	59,635	61,416	Other financial liabilities	25	12,255	13,726	22,307
Equity instruments	10	947	791	166
					HEDGING DERIVATIVES	13	70	28	2,501

LOANS AND RECEIVABLES:		243,540	271,879	346,187	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS	35	-	5,368	-
Loans and advances to credit institutions	8	36,152	37,605	26,325	HELD FOR SALE
Loans and advances to customers	12	202,588	229,282	314,628
Debt instruments	9	4,800	4,992	5,234	LIABILITIES UNDER INSURANCE CONTRACTS	16	3,449	-	-

					PROVISIONS:	26	8,921	8,680	6,151
HEDGING DERIVATIVES	13	928	1,287	897	Provisions for pensions and similar obligations		1,856	1,852	1,795
					Provisions for tax and legal matters		1,646	1,474	1,409
					Provisions for off-balance sheet risk		5,048	4,869	2,513
NON-CURRENT ASSETS HELD FOR SALE	14	260	7,811	464	Other provisions		371	485	434

					TAX LIABILITIES:	28	70	118	866
INVESTMENTS IN ASSOCIATES	15	284	-	-	Current		18	75	812
					Deferred		52	43	54

REINSURANCE ASSETS	16	437	-	-	OTHER LIABILITIES	27	5,240	6,557	7,866

					TOTAL LIABILITIES		517,204	575,973	652,717
TANGIBLE ASSETS	17	5,705	5,488	5,607
					SHAREHOLDERS' EQUITY:	31	77,498	83,684	90,104
					Share capital		25,658	25,658	25,658
INTANGIBLE ASSETS:		1,849	1,879	3,462	Share premium		11,415	11,415	11,415
Goodwill	18	44	-	1,588	Accumulated reserves		40,425	34,025	35,261
Other intangible assets	19	1,805	1,879	1,874	Profit for the year attributable to the Parent		-	12,586	17,770

TAX ASSETS:	28	15,806	15,146	13,384	VALUATION ADJUSTMENTS:	30	888	1,947	1,372
Current		2,190	4,332	2,138	Available-for-sale financial assets		381	771	442
Deferred		13,616	10,814	11,246	Cash flow hedges		507	1,151	930
					Non-current assets held for sale		-	25	-

OTHER ASSETS	20	3,557	2,288	4,426	NON-CONTROLLING INTERESTS	29	9	10	11

					TOTAL EQUITY		78,395	85,641	91,487
TOTAL ASSETS		595,599	661,614	744,204	TOTAL LIABILITIES AND EQUITY		595,599	661,614	744,204

The accompanying Notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO FINANCIERO SANTANDER, S.A.B. DE C.V.)

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

(Millions of Pesos)

		(Debit)/Credit
	Note	2010	2011

Interest income and similar income	36	39,237	46,587
Interest expenses and similar charges	37	(12,991)	(17,976)
NET INTEREST INCOME		26,246	28,611
Income from equity instruments	38	289	299
Fee and commission income	39	11,157	12,316
Fee and commission expenses	40	(1,881)	(2,117)
Gains/(losses) on financial assets and liabilities (net)	41	3,622	279
Exchange differences (net)	42	(14)	30
Other operating income	43	581	536
Other operating expenses	43	(1,413)	(1,590)
TOTAL INCOME		38,587	38,364
Administrative expenses:		(13,347)	(15,001)
Personnel expenses	44	(6,578)	(7,344)
Other general administrative expenses	45	(6,769)	(7,657)
Depreciation and amortization	17 and 19	(1,398)	(1,461)
Impairment losses on financial assets (net):		(6,972)	(5,435)
Loans and receivables	12	(6,972)	(5,435)
Impairment losses on other assets (net):		(92)	(100)
Other intangible assets	19	(27)	(30)
Non-current assets held for sale	14	(65)	(70)
Provisions (net)	26	(562)	1,890
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	46	(77)	13
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		17	54
OPERATING PROFIT BEFORE TAX		16,156	18,324
Income tax	28	(4,449)	(4,813)
PROFIT FROM CONTINUING OPERATIONS		11,707	13,511
PROFIT FROM DISCONTINUED OPERATIONS (net)	35	880	4,260
CONSOLIDATED PROFIT FOR THE YEAR		12,587	17,771
Profit attributable to the Parent		12,586	17,770
Profit attributable to non-controlling interests		1	1

EARNING PER SHARE (pesos)
From continuing and discontinued operations
Basic earnings per share (pesos)	5	1.85	2.62
Diluted earnings per share (pesos)	5	1.85	2.62
From continuing operations
Basic earnings per share (pesos)	5	1.73	1.99
Diluted earnings per share (pesos)	5	1.73	1.99

The accompanying Notes are an integral part of these
consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO FINANCIERO SANTANDER, S.A.B. DE C.V.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED

DECEMBER 31, 2010 AND 2011

(Millions of Pesos)

	2010	2011

CONSOLIDATED PROFIT FOR THE YEAR	12,587	17,771

OTHER COMPREHENSIVE INCOME/(LOSS):
Available-for-sale financial assets:
Valuation adjustments	1,462	(99)
Amounts transferred to consolidated income statement	(869)	(407)
Income taxes	(178)	152
Cash flow hedges net of amounts transferred to consolidated income statements	920	(316)
Income taxes	(276)	95
Other comprehensive income/(loss), net of tax	1,059	(575)

TOTAL COMPREHENSIVE INCOME(LOSS)	13,646	17,196

Attributable to the Parent	13,645	17,195
Attributable to non-controlling interests	1	1

The accompanying Notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO FINANCIERO SANTANDER, S.A.B. DE C.V.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

(Millions of Pesos)

	Share Capital	Share Premium	Accumulated Reserves	Profit Attributable to the Parent	Valuation Adjustments	Total Shareholders’ Equity	Non-Controlling Interests	Total Equity

BALANCES AT JANUARY 1, 2010	25,658	11,415	40,425	-	888	78,386	9	78,395
Consolidated profit for the year	-	-	-	12,586	-	12,586	1	12,587
Other changes in equity:
Dividends declared	-	-	(6,400)	-	-	(6,400)	-	(6,400)
Other comprehensive income/(loss)	-	-	-	-	1,059	1,059	-	1,059
BALANCES AT DECEMBER 31, 2010	25,658	11,415	34,025	12,586	1,947	85,631	10	85,641
Consolidated profit for the year	-	-	-	17,770	-	17,770	1	17,771
Other changes in equity:
Transfer to accumulated reserves	-	-	12,586	(12,586)	-	-	-	-
Dividends declared	-	-	(11,350)	-	-	(11,350)	-	(11,350)
Other comprehensive income/(loss)	-	-	-	-	(575)	(575)	-	(575)
BALANCES AT DECEMBER 31, 2011	25,658	11,415	35,261	17,770	1,372	91,476	11	91,487

The accompanying Notes are an integral part of these consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO FINANCIERO SANTANDER, S.A.B. DE C.V.)

CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

(Millions of Pesos)

	2010	2011
A. CASH FLOWS FROM OPERATING ACTIVITIES:	9,792	28,082
Consolidated profit for the year	12,587	17,771
Adjustments made to obtain the cash flows from operating activities	6,325	5,660
Depreciation and amortization	1,398	1,461
Impairment losses on other assets (net)	92	100
Gain/(losses) on disposal of non-current assets held for sale nor classified as discontinued operations	(17)	(54)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	77	(13)
Income tax expense recognized in income statement	4,449	4,813
Profit on discontinued operations	(880)	(4,260)
Effect of foreign exchange rate changes on foreign currency cash deposits	1,206	3,613
Net (increase)/decrease in operating assets	(66,705)	(68,255)
Financial assets held for trading	(48,289)	(4,149)
Other financial assets at fair value through profit or loss	(661)	(8,928)
Available-for-sale financial assets	16,617	(1,662)
Loans and receivables	(28,339)	(54,755)
Other operating assets	(6,033)	1,239
Net increase/(decrease) in operating liabilities	61,668	75,222
Financial liabilities held for trading	15,048	8,756
Other financial liabilities at fair value through profit or loss	(7,997)	6,030
Financial liabilities at amortized cost	50,250	60,375
Other operating liabilities	4,367	61
Income tax paid	(4,372)	(2,615)
Dividends received	289	299

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(687)	(18,062)
Payments	(1,367)	(24,468)
Tangible assets	(489)	(753)
Intangible assets	(878)	(869)
Business acquisitions	-	(22,846)
Proceeds	680	6,406
Tangible assets	102	42
Investment in associates	191	-
Discontinued operations	387	6,364

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(7,933)	(6,400)
Payments	(7,933)	(6,400)
Dividends	(4,000)	(6,400)
Subordinated liabilities	(3,933)	-

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	(1,206)	(3,613)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(34)	7
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	44,170	44,136
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	44,136	44,143

The accompanying Notes are an integral part of these
consolidated financial statements.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO FINANCIERO SANTANDER, S.A.B. DE C.V.)
Notes to the Consolidated Financial Statements as of January 1, 2010 and for the years ended December 31, 2010 and 2011 and for each of the two years in the two-year period ended December 31, 2011

1.	Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries (formerly Grupo Financiero Santander, S.A.B. de C.V.) (hereinafter, the “Group”) is a subsidiary of Banco Santander, S.A. in Spain (hereinafter, “Banco Santander (Spain)”) and is authorized by the Ministry of Finance and Public Credit to operate as a financial group under the form and terms established by the Mexican Financial Groups Law (Ley para Regular las Agrupaciones Financieras), subject to the supervision and oversight of the Mexican National Banking and Securities Commission (hereinafter, the “Commission”) and the Mexican Central Bank (hereinafter, “Central Bank,” “Mexican Central Bank” or “Banco de México”). The Group and its subsidiaries are regulated, depending on their activities, by the Commission, the Mexican National Insurance and Bonding Commission, Central Bank and other applicable laws.

Per legal requirements, the Group has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

The main subsidiary of the Group is Banco Santander (México), S.A. (hereinafter, the “Bank”) which is a private-law entity, subject to the rules and regulations governing banking institutions operating in Mexico. The Bank conducts its business through branches and offices located throughout Mexico. The Bank is one of the largest private-sector banks in Mexico. The main offices of the Group are located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Ciudad de México.

The main activity of the Group´s subsidiaries is to carry out financial transactions that include the rendering of full-banking services, stock exchange intermediation, management of investment funds and providing life and casualty insurance. As explained in Note 3, the Group sold its insurance business in 2011, and as result, ended its life and casualty insurance activity.

Effective August 21, 2012, the Group’s name was officially changed to Grupo Financiero Santander México, S.A.B. de C.V.

b)	Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (hereinafter, “IASB”), (hereinafter, “IFRS”) and interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, “IFRIC”).

The consolidated financial statements were authorized for issue by the Board of Directors as of May 10, 2012.

The Group’s accounting policies used to prepare these consolidated financial statements have changed to comply with IFRS. The transition to IFRS is accounted for in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, with January 1, 2010 as the date of transition. The changes in accounting policies as a result of the transition to IFRS and the reconciliation of the effects of the transition to IFRS are presented in Note 51. The Group prepared its opening balance sheet at January 1, 2010, by applying the accounting policies and rules and the measurement bases described in Note 2, with the exemptions, as permitted by IFRS 1 and described in Note 51.

The financial statements filed for Mexican statutory purposes are prepared in accordance with accounting principles and regulations prescribed by the Commission for credit institutions, as amended, which are hereinafter referred to as “Mexican Banking GAAP”. Mexican Banking GAAP is comprised of Mexican Financial Reporting Standards, as issued by the Mexican Board of Financial Reporting Standards (the “CINIF”), which, in turn, are supplemented and modified by specific rules mandated by the Commission. The Commission’s accounting rules principally relate to the recognition and measurement of impairment of loans and receivables, reverse and repurchase agreements and foreclosed assets. Information regarding the initial adoption of IFRS by the Group, including reconciliations of shareholders’ equity and comprehensive income, are included in Note 51.

Generally speaking significant differences between Mexican Banking GAAP and IFRS, as they relate to the Group, are explained in Note 51 and, in addition, through December 31, 2007, Mexican Banking GAAP required the recognition of the comprehensive effects of inflation on financial information; beginning January 1, 2008, recognition of inflation is only required when the environment is considered inflationary, which for purposes of Mexican Banking GAAP, is indicated by an economic environment that, among other things, has cumulative inflation of approximately 26 percent or more over a 3-year period. Mexico is not considered an inflationary environment in 2010 or 2011 and thus the Group does not recognize the comprehensive effects of inflation on its financial statements pursuant to Mexican Banking GAAP.

Note 51 also includes the reconciliation between Mexican Banking GAAP and IFRS of the consolidated equity as of January 1, 2010 and December 31, 2010 and of the consolidated comprehensive income and consolidated statement of cash flow for the year ended December 31, 2010.

All accounting policies and measurement bases with effect on the consolidated financial statements were applied in their preparation.

Standards and interpretations issued but not yet effective as of December 31, 2011

The Group has not yet adopted the following new or revised Standards or Interpretations, which have been issued but their effective date is subsequent to the date of these consolidated financial statements. Management is currently analyzing the effects of adopting these new standards and has not yet quantified the potential impacts they may have on the consolidated financial statements.

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IFRS 9 – Financial Instruments: Classification and Valuation (mandatory as of January 1, 2015): This standard will replace the financial asset classification and valuation portion of the current IAS 39. This standard incorporates relevant differences with the current standard, including among others, the approval of a new classification model based only on two categories: amortized cost and fair value. IFRS 9 eliminates the current classifications of investments held to maturity and financial assets Available-for-sale, the impairment analysis only for assets at amortized cost, and the non-bifurcation of derivatives embedded in financial contracts.

-
Amendment to IFRS 7 – Financial Instruments Disclosures for Financial Asset Transfers (mandatory for years beginning on or after July 1, 2011): This amendment increases the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures of transactions where a financial asset is transferred but the transferor retains some level of continuing exposure (referred to as “continuing involvement”) in the asset. The amendments also require disclosure where transfers of financial assets are not evenly distributed throughout the period (e.g., where transfers occur near the end of a reporting period). The amendments are applicable for annual periods beginning on or after July 1, 2011, with early adoption allowed. Moreover, the disclosures are not required for any of the periods presented that start before the initial adoption date.

-
Amendment to IAS 12 – Income Taxes: The amendments provide an exception to the general principle in IAS 12 Income Taxes (IAS 12) that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset.

Specifically, the amendments provide an exception to the general principles of IAS 12 for investment property measured using the fair value model in IAS 40 Investment Property. For the purposes of measuring deferred tax, the amendments introduce a rebuttable presumption that the carrying amount of such an asset will be recovered entirely through sale. The presumption can be rebutted if the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits over time, rather than through sale. The exception also applies to investment property acquired in a business combination if the acquirer applies the fair value model in IAS 40 subsequent to the business combination. The amendments also incorporate the requirements of SIC 21 Income Taxes - Recovery of Revalued Non-Depreciable Assets into IAS 12, i.e., deferred tax arising on a non-depreciable asset measured using the revaluation model in IAS 16 Property, Plant and Equipment should be based on the sale rate. The effective date of the amendments is for annual periods beginning on or after January 1, 2012.

-
IFRS 10 – Consolidated Financial Statements (mandatory for years beginning on January 1, 2013): This standard will replace the current IAS 27 and SIC 12, introducing only one consolidation model based on control, regardless of the nature of the investee entity. IFRS 10 amends the current definition of control. The new definition includes three elements that must be fulfilled: the power over the entity in which there is equity, the exposure or the right over the variable results of the investment and the ability to exercise that control to influence the return amounts.

-
IFRS 11 – Joint Arrangements (mandatory for years beginning on January 1, 2013): This standard will replace the current IAS 31. The basic change in this standard is the elimination of the proportional consolidation option for entities under common control, which will now use the equity method.

-
IFRS 12 – Disclosure of Interests in Other Entities (mandatory for years beginning on January 1, 2013): This standard groups the financial statement disclosure requirements regarding equity in other entities (dependent, associates, joint ventures, or other equity) including new breakdown requirements. The objective of this standard is to provide information to financial statement users that will allow them to assess the bases on which control is exercised, the possible restrictions on assets and liabilities, the exposure to risk related to the involvement with nonconsolidated entities, etc.

-
IFRS 13 – Fair Value Measurement (mandatory for years beginning on January 1, 2013): This standard will replace the current fair value literature included in different accounting standards for one only standard.

-
Amendment to IAS 27 and IAS 28 – IAS 27 Consolidated and Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures (reviewed) (mandatory for years beginning on January 1, 2013): Includes the changes derived from the new IFRS 10 and 11 discussed above.

-
Amendment to IAS 1 – Presentation of Financial Statements (mandatory for years beginning on July 1, 2012): The amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

-
Amendment to IAS19 – Employee Benefits (mandatory for years beginning on January 1, 2013): The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the 'corridor approach' permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognised immediately through other comprehensive income in order for the net pension asset or liability recognised in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. The application of the amendments to IAS 19 may have impact on amounts reported in respect of the Groups’ defined benefit plans. Management has not yet performed a detailed analysis of the impact of the application of the amendments and has not yet quantified the extent of the impact.

-
Amendment to IAS 32 – Financial Instruments: Presentation - Offsetting of financial assets and financial liabilities (mandatory for years beginning as of January 1, 2014). It provides clarifications on the application of the offsetting rules and it clarifies that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.

-
Amendment to IFRS 7 – Financial Instruments: Disclosures - Offsetting of financial assets and financial liabilities (mandatory for years beginning as of January 1, 2013). It contains new disclosures requirements for financial assets and liabilities that are offset in the statement of financial position or subject to master netting arrangements or similar agreements.

The future impact that the adoption of these standards has not been determined as of the date of this report.

All accounting policies and measurement bases with a material effect on the 2011 consolidated financial statements were applied in their preparation.

c)	Critical accounting estimates

IFRS requires that management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures. Although the actual results may differ, management believes that the estimates and assumptions utilized were appropriate under the circumstances.

These critical accounting estimates are as follows:

-	Fair value measurement of certain financial instruments (see Note 2.d. iii. and Note 47.c.).

The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques that are commonly used by the financial markets as explained in Note 2.d.

As such, in reaching estimates of fair value, management judgment needs to be exercised. The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable. Management judgment is required in the selection and application of appropriate parameters and modeling techniques.

The Group’s financial assets and liabilities carried at fair value are based on, or derived from, observable prices or inputs. The availability of observable prices or inputs varies by product and market, and may change over time. For certain instruments, the fair value is determined using valuation techniques appropriate for the particular instrument. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity and liquidity in the market. Valuation techniques include industry standard models. For more complex products, the valuation models include more complex modeling techniques and parameters, such as volatility, correlation, default rates and loss severity. Management judgment is required in the selection and application of the appropriate parameters and modeling techniques. Because the objective of using a valuation technique is to establish the price at which market participants would currently transact, the valuation techniques incorporate all factors that the Group believes market participants would consider in setting a transaction price.

Valuation adjustments are an integral part of the fair value process that requires the exercise of judgment. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid-ask spread valuation adjustments, liquidity, and credit risk (both counterparty credit risk in relation to financial assets and the Group’s own credit risk in relation to financial liabilities which are at fair value through profit or loss).

-	Fair value estimates used in disclosures (see Note 2.d. iii. and Note 47.c.).

Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the valuation method used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market (level 1), valuation techniques based on observable parameters (level 2) and valuation techniques using significant unobservable parameters (level 3). This disclosure is provided in Note 2.d. iii.

For financial instruments measured at amortized cost (which includes loans, deposits and short and long term debt issued) the Group discloses the fair value. This disclosure is provided in Note 47.c. Generally there is no trading activity in these instruments and therefore the fair value determination requires significant management judgment.

-	Impairment losses and provisions for off-balance sheet risk (see Note 2.g., Note 12.c. and Note 26.).

The Group covers losses inherent in instruments not measured at fair value taking into account the historical loss experience and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

The Group uses the concept of incurred loss to quantify the cost of the credit, using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”, as further discussed in Note 2.g.

The accounting estimates and judgments related to the impairment of losses and provisions for off-balance sheet risk are a critical accounting estimate for the Group because the underlying assumptions used to assess the impairment can change from period to period and may significantly affect the Group’s results of operations, particularly in circumstances of economic and financial uncertainty. Further, the statistical models incorporate numerous estimates and judgments. As such, the actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual losses to differ from the reported reserves or provisions.

-	The recognition and measurement of deferred tax assets (see Note 28).

As discussed in Note 2.w., deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the entities will have sufficient future taxable profits against which the deferred tax assets can be utilized. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the entities will have sufficient future taxable profits against which they can be utilized.

In determining the amount of deferred tax assets, the Group uses current expectations and estimates on projections of future events and trends which may affect the consolidated financial statements, including a review of the eligible carryforward periods, available tax planning opportunities and other relevant considerations.

The Group believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because requires significant management judgments and the underlying assumptions used in the estimate can change from period to period (for example, tax law changes or variances in future projected operating performance of the Group).

-	Impairment of other financial assets.

The Group’s financial assets classified as available-for-sale are evaluated for impairment at each reporting date. For investments in debt and equity instruments classified as available-for-sale, evidence of impairment would include, among other things, significant or prolonged decline in fair value, specific conditions in an industry or geographical area or specific information regarding the financial condition of the company to which the investment relates. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, the Group considers this to be a critical accounting estimate.

-	Goodwill and business combinations (see Note 4 and Note 18).

Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recorded in connection with acquisitions as well as acquired intangible assets. Accounting for goodwill and acquired intangible assets requires management’s estimates regarding: (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recorded, (2) the amortization period (for identified intangible assets other than those with indefinite lives or goodwill) and (3) the recoverability of the carrying value of acquired intangible assets.

To determine the initial amount of goodwill to be recognized on an acquisition, the Group determines the fair value of the consideration and the fair value of the net assets acquired. The Group uses internal analysis, generally based on discounted cash flow techniques, to determine the fair value of the net assets acquired and non-cash components of the consideration paid. The actual fair value of net assets acquired could differ from the fair value determined, resulting in an under- or over-statement of goodwill.

The useful lives of acquired intangible assets are estimated based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the acquired entity.

-	The recognition and measurement of certain provisions and contingencies (see Note 26).

The Group conducts its business in many different legal, regulatory and tax environments, and, accordingly, legal claims, regulatory proceedings or uncertain income tax positions may arise.

The use of estimates is important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax positions. The Group estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax positions to the extent that such losses are probable and can be estimated, in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” or IAS 12, “Income Taxes”, respectively. Significant judgment is required in making these estimates and the Group’s final liabilities may ultimately be materially different.

Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters cannot be assured. Significant judgment is required in assessing the probability and amount of possible losses related to contingencies. The Group’s actual losses may differ materially from recognized amounts.

d)	Capital management

The Bank’s capital management is performed at regulatory and economic levels.

The Bank must keep net capital in relation to the market, credit and operational risks incurred in its operation, which cannot be less than the amount resulting from adding up the capital requirements under Mexican Banking GAAP for those types of risks, in accordance with the provisions of the Sole Circular for Banks issued by the Mexican Central Bank.

Net Capital

Net capital is divided into two parts: Basic and Complementary.

-
Basic Capital (Tier I) is composed mainly of Shareholders' Equity plus capitalization instruments, less stock investments in finance companies, organization expenses, other intangibles, as well as deferred tax assets derived from tax losses and excess provisions. Basic Capital cannot be less than 50% of Net Capital.

-
Complementary Capital (Tier II) is composed mainly of bank capitalization instruments which are not computed as Basic Capital, plus the general allowances for impairment losses created up to an amount not exceeding 1.25% of the assets subject to credit risk.

Assets Subject to Credit Risk

Deposits, securities, credits, repurchase and resale agreements, swaps, forwards contracts, securities loans, options, structured operations, derivative instruments packages and contingent operations, as well as the other bank transactions exposed to credit risk in accordance with established regulations, are classified in their respective risk groups and the weight factors stipulated for each group are applied, ranging from zero up to 150%, depending on the counterparty and its classification granted by the ratings agencies authorized by the Commission.

Assets Subject to Market Risk

In transactions which have an interest rate, the capital requirement is calculated by determining the residual term of the asset and liability part of each one, and the Market Risk Charge Coefficient stipulated in regulations is applied for each term and type of foreign currency.

For those transactions whose return is referenced to the variance in the price of a share, basket of shares or share index, a 12% Charge Coefficient is applied for the net position, adding the specific risk requirement for the long net position and the short net position. Finally, if applicable, it will also have an additional 4% requirement for those variable income positions with low or zero trading volumes.

For the foreign currency position, a 12% capital requirement is calculated on the higher of the sum of the long position or short position.

For real rate positions, a weight factor of 1.25% is applied for the annual variation of the National Consumer Price Index of the minimum wage, for transactions referenced to such minimum wage.

The equivalent assets for market risk are determined by multiplying by 12.5 the sum of the capital requirement of all the transactions described above.

Assets Subject to Operational Risk

The requirement is calculated by determining the average net revenues for the 36 months prior to the month being calculated, applying a 15% Operational Risk Charge Coefficient, in accordance with established limits. The equivalent assets for operational risk are determined by multiplying the capital requirement by 12.5.

At the date of these consolidated financial statements, the Group met these minimum requirements of capital.

e)	Events after the reporting period

i. Agreement with Fibra Uno

In the first quarter of 2012 the Group entered into an agreement with a non related-party, Fibra Uno, S.A. de C.V. (hereinafter, “Fibra Uno”) in relation to the sale of 219 properties (branches, offices and parking spaces) for approximately 3,330 million pesos, and the subsequent leaseback thereof for a term of 20 years with a combined annual rent of approximately 275 million pesos.

ii. Change in Name

On August 13, 2012, the Group obtained shareholder approval to change its name to Grupo Financiero Santander México, S.A.B. de C.V. (formerly Grupo Financiero Santander, S.A.B. de C.V.).  The Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or SHCP) and the Ministry of Economy (Secretaría de Economía) have authorized this name change.

iii. Dividends declared

On May 14, 2012 and August 13, 2012, the Annual Ordinary General Meeting, declared a dividend of 3,000 million pesos and 4,300 million pesos, respectively, pending to be paid no later than September 13, 2012.

f)	Subsequent modifications to footnote disclosures

Subsequent to the original issuance of these financial statements, certain footnote disclosures included in Notes 1.e., 2.d., 2.g., 12.e.,12.f., 13.b., 18.c., 26.c. and 33.a. have added or modified.

2.	Accounting policies

The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:

a)	Foreign currency transactions

i. Functional currency

The functional currency of all entities comprising the Group is the Mexican Peso (hereinafter, “peso” or “$”). Therefore, all balances and transactions denominated in currencies other than the peso are deemed to be denominated in foreign currency.

ii. Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under Exchange differences in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognized under Valuation adjustments.

iii. Exposure to foreign currency risk

The Group performs a large number of foreign currency transactions. Given that the parities of other currencies against the Mexican peso are linked to the USD dollar, the overall foreign currency position is consolidated into USD dollars at each month-end closing.

As of January 1, 2010, the “Fix” (48-hour) exchange rate used was $13.0659 per USD dollar, $12.3496 per USD dollar as of December 31, 2010 and $13.9476 per USD dollar as of December 31, 2011.

Banco de México sets the ceilings for foreign currency liabilities and the liquidity ratio that the Group obtains directly or through its foreign branch, which must be determined daily for such liabilities to enable the Group to structure their contingency plans and access longer term funding within a reasonable time frame.

b)	Basis of consolidation

i. Subsidiaries

Subsidiaries are defined as entities over which the Group has the capacity to exercise control. In general, but not exclusively, control is presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, if this percentage is lower, as in the case of agreements with shareholders of the investee, the Group is granted control. Control is the power to govern the financial and operating policies of an entity, as stipulated by the law, the Bylaws or agreement, so as to obtain benefits from its activities.

The financial statements of the subsidiaries are fully consolidated with those of the Group. Accordingly, all balances and effects of the transactions between consolidated entities are eliminated on consolidation.

On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognized at fair value at the date of acquisition. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognized as goodwill (see Note 18). Negative differences are recognized in profit or loss on the date of acquisition.

Additionally, third parties, share of the Group’s equity is presented under Non-controlling interests in the consolidated balance sheet (see Note 29). Their share of the profit for the year is presented under Profit attributable to non-controlling interests in the consolidated income statement.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

A breakdown of the subsidiaries as of January 1, 2010 and as of December 31, 2010 and 2011 is summarized in Note 52.

ii. Associates

Associates are entities over which the Group is in a position to exercise significant influence, but not control or joint control, usually because it holds 20% or more of the voting power of the investee.

In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. as the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with an associate are eliminated to the extent of the Group’s interest in the associate.

As of December 31, 2010 and 2011 the Group did not have any associates.

iii. Business combinations

Business combinations whereby the Group obtains control over an entity are recognized for accounting purposes as follows:

The Group measures the cost of the business combination as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any, by the acquirer. Acquisition-related costs are recognized as an expense in profit or loss as incurred.

The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet. Non-controlling interests are measured at either the fair value or at the non-controlling interests’ share of recognized identifiable net assets of the acquiree. The Group also estimates the fair value of the previously held equity interest in the acquiree.

Any positive difference between the aforementioned items is recognized as discussed in Note 2.m. Any negative difference is recognized as a gain in the consolidated income statement.

iv. Changes in the levels of equity held in dependent companies

As required under IFRS, since 1 January 2010, acquisitions and disposals not giving rise to a change in control are recognised as equity transactions, no gain or loss is recognised in the income statement and the initially recognised goodwill is not remeasured. The difference between the consideration transferred or received and the decrease or increase in non-controlling interests, respectively, is recognised in reserves in the Shareholders’ equity.

Similarly, since that date, IAS 27 has established that when control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognised in valuation adjustments of that company are derecognised from the consolidated balance sheet, and the fair value of the consideration received and of any remaining equity interest is recognised. The difference between these amounts is recognised in profit or loss.

Notes 3 and 4 contain information regarding business combinations that occurred during 2010 and 2011.

c)	Definitions and classification of financial instruments

i. Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or equity instrument of another entity.

An equity instrument is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A financial derivative is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

The following transactions are not treated for accounting purposes as financial instruments:

-	Investments in associates (see Note 15).

-	Pensions and similar obligations (see Note 26. c.).

-	Share-based payments (see Note 44. b.).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash and balances with the Central Bank, changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and on investments, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

-
Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

-
Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, such as the Repurchase agreements, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

-
Available-for-sale financial assets: this category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as Financial assets held for trading or as Other financial assets at fair value through profit or loss.

-
Loans and receivables: this category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other institutions, whatever the legal instrument and unquoted debt securities, constituting part of the Group’s business.

The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes any reductions required to reflect the estimated losses on their recovery).

-
Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Group has both the intention and proven ability to hold to maturity.

As of January 1, 2010 and as of December 31, 2010 and 2011 the Group did not hold any investment classified as held to maturity.

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

-	Cash and balances with Central Bank: cash balances and balances receivable on demand relating to deposits with Banco de México.

-
Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Group, such as balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services. They are classified, depending on the institutional sector to which the debtor belongs, under:

-	Loans and advances to credit institutions: credit of any nature, including deposits and money market operations, in the name of credit institutions.

-	Loans and advances to customers: includes the remaining credit, including money market operations.

-	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates.

-
Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units are included in this item.

-
Trading derivatives: includes the fair value in favor of the Group of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-
Hedging derivatives: includes the fair value of derivatives in favor of the Group, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

-	Investments: includes the investments in the share capital of associates.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Liabilities associated with non-current assets held for sale or they relate to Hedging derivatives or changes in the fair value of hedged items in portfolio hedges of interest rate risk (liability side), which are reported separately.

Financial liabilities are classified for measurement purposes into one of the following categories:

-
Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and borrowed (short positions).

-
Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, such as the Reverse repurchase agreements, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel.

-
Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

-
Deposits: includes all repayable balances received in cash by the Group, other than those instrumented as marketable securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

-	Deposits from Central Bank: deposits of any nature, including credit received and money market operations received from the Banco de México.

-	Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

-	Customer deposits: includes the remaining deposits, including money market operations.

-
Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities. This item includes the component considered to be a financial liability of issued securities that are compound financial instruments.

-
Trading derivatives: includes the fair value of derivatives with a negative balance for the Group, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

-	Short positions: includes the amount of financial liabilities arising from the sale of financial assets under reverse repurchase agreements, securities loans and short sales.

-
Subordinated liabilities: amount of financing received which for the purposes of payment priority ranks behind ordinary debt. This category also includes the financial instruments issued by the Group, which although capital for legal purposes, do not meet the requirements for classification as equity, such as certain preference shares issued.

-
Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, as well as liabilities under financial guarantee contracts.

-
Hedging derivatives: includes the fair value of the Group’s liability in respect to derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

d)	Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i.  Measurement of financial assets

Generally, financial assets are measured at fair value without deducting any transaction costs that may be incurred on their disposal. However, transaction costs are considered for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments. All financial assets are accounted for at the trade date.

The fair value of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price).

If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instrument. In the absence thereof, valuation techniques commonly used by the international financial community are considered, taking into account the specific features of the instrument to be measured, specifically, the various types of risk associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. In the absence of evidence to the contrary, the fair value on the trade date is deemed to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organized markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If for exceptional reasons the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure Over the Counter (hereinafter, “OTC”) derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (present value or theoretical close) using valuation techniques commonly used by the financial markets: net present value (NPV), option pricing models and other methods.

Loans and receivables and Held-to-maturity investments are measured at amortized cost using the effective interest method. Amortized cost is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that because of their nature form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under finance lease and full-service lease agreements, assets acquired under Repurchase agreements, securities loans and credit derivatives.

The measurement of available-for-sale assets is described in further breakdown in iii. Valuation Techniques.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under Financial liabilities held for trading and Other financial liabilities at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Valuation techniques

The following table shows a summary of the fair values of the financial assets and liabilities at January 1, 2010 and at December 31, 2010 and 2011, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	01/01/2010			12/31/2010			12/31/2011
	Published			Published			Published
	Price			Price			Price
	Quotations in			Quotations in			Quotations in
	Active	Internal		Active	Internal		Active	Internal
	Markets	Models	Total	Markets	Models	Total	Markets	Models	Total
ASSETS:
Financial assets held for trading	111,817	78,796	190,613	141,059	97,554	238,613	157,366	85,097	242,463
Other financial assets at fair value through profit or loss	-	12,000	12,000	-	12,661	12,661	-	21,589	21,589
Available-for-sale financial assets	76,450	-	76,450	60,426	-	60,426	61,582	-	61,582
Hedging derivatives (assets)	-	928	928	-	1,287	1,287	-	897	897
	188,267	91,724	279,991	201,485	111,502	312,987	218,948	107,583	326,531
LIABILITIES:
Financial liabilities held for trading	16,703	75,882	92,585	22,635	90,695	113,330	17,933	86,926	104,859
Other financial liabilities at fair value through profit or loss	-	120,236	120,236	-	112,239	112,239	-	118,269	118,269
Hedging derivatives (liabilities)	-	70	70	-	28	28	-	2,501	2,501
Short positions	-	8,902	8,902	-	3,205	3,205	-	20,432	20,432
	16,703	205,090	221,793	22,635	206,167	228,802	17,933	228,128	246,061

The fair value of the financial instruments are determined, when it is possible, on the basis of published price quotations given by a price vendor (Level 1). This group includes government debt securities, private-sector debt securities without optional characteristics, derivatives traded in organized markets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set using valuation techniques. These techniques use observable market data as significant inputs (Level 2). The use of observable market data assumes that markets are efficient and therefore the data that is derived therefrom is representative.

Nevertheless, some internal models use as inputs not observable data. In these cases, managers made some assumptions for these data. The market data that are not observable and the assumptions made for them are below:

-	Correlation: historical correlation between equity prices and exchange rates is assumed for valuing quanto and composite options.

-
Dividends: the estimation for the dividend used as inputs in the internal models are based in the dividend payments expected from the issuer companies. Since the dividend expectation may change or be different depending on the price precedence (normally historical information or market consensus for option valuation), and the dividend policy of companies may vary, the valuation is adjusted.

-
Volatility: there is not a liquid option market for some assets in a long term (for Mexican underlyings, this means more than 2 years). In these cases we assume a local volatility model at the maturity where we have market data and extrapolate the shape for unknown terms.

Whenever there is an unobservable market data use in valuation techniques, the valuation is adjusted for the missing variable.

The Group also adjusts the value of some assets when they have very low liquidity in the market, although the price vendor publishes a price.

The fair value of financial instruments for which the effects of inputs that are not observable market data (correlation, dividends or volatility) is material, are classified as Level 3.

Valuation methods

a) Trading and available for sale financial assets

The estimated fair value of these financial assets was determined through the use of market values or yield quotes by an available - price vendor-.

b) Loan and advances to credit institutions and customers – repurchase agreements

The fair values of loans are estimates made by performing a cash flow discount analysis, using the interest rates that are currently offered for loans with terms similar to those of borrowers having a similar credit quality.

c) Short positions, deposits from Central Bank and deposits from credit institutions and customers – Repurchase agreements

The fair value of these financial instruments is calculated by using the cash flow discount analysis based on the current incremental lending rates for similar types of loans having similar maturities.

d) Financial derivatives (assets and liabilities)

The estimated fair value future contracts was calculated using the prices quoted on the Mexican Derivatives Exchange (“MexDer”), for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that we expect to receive or pay to rescind the contracts or agreements.

If there are no quoted prices on the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Trinomial Trees , and Monte Carlo simulation, taking into consideration the relevant inputs/outputs such as implied volatility of traded options.

The fair value of an instrument using valuation techniques is obtained with one of the following methods: Analytic (close formula), Monte Carlo simulation, trinomial tree and partial differential equation solver.

In the valuation of financial instruments permitting static hedging (loans, deposits, forwards, swaps, etc.), the present value method is used (analytic method).  This method discounts estimated future cash flows using the market yield curves of the related currencies. The yield curves are observable market data.

In the valuation of plain vanilla options, the Black-Scholes model (analytic method) is used. This model assumes that the underlying price follows a lognormal distribution.

The Monte Carlo method with local volatility model is the market proxy or reference model to price a wider range of exotic equity products. The partial differential equation method with local volatility model is particularly appropriate to price and manage callable products and products including barrier features on a single underlying. This method is quicker, more stable and precise than the standard Monte Carlo method, but the latter is needed when the underlying is a basket. The local volatility models assume that share and index prices are lognormally distributed and volatility is a deterministic function of time and the market price.

The trinomial tree method is intended for American foreign exchange products, which can be canceled at any time throughout the life of the option. It assumes deterministic interest rates and represents the evolution of the underlying foreign exchange using the Black-Scholes model.

The partial differential equation solver using a mixed volatility model is used for pricing barrier products in foreign exchange. The development of a mixed volatility model was motivated by some very sensitive barrier products (double-no-touch options) which were quoted in the market with prices in between those provided by a local volatility model and a pure stochastic volatility model. The mixed volatility model is a mixture of both models which provides a price in between them.

All financial instruments fair values are calculated on a daily basis.

Set forth below are the financial instruments at fair value whose measurement was based on valuation techniques at January 1, 2010 and at December 31, 2010 and 2011.

	Fair Values Calculated Using Internal Models at 01/01/2010	Fair Values Calculated Using Internal Models at 12/31/2010	Fair Values Calculated Using Internal Models at 12/31/2011
				Valuation Techniques	Main Inputs
ASSETS

Financial assets held for trading:	1,008	959	761
Debt and equity instruments	1,008	959	761	Local volatility model with partial differential equation method	Interest rate yield curve, quoted equity price and extrapolation of the implied volatility surface

Trading derivatives:	77,788	96,595	84,336
Interest rate options	716	1,591	1,863	Black-Scholes model with analytic method	Interest rate yield curve and implied volatility surface
Index and securities options	7,054	8,715	1,233	Black-Scholes model with analytic method local volatility model with Monte Carlo and partial differential equation method
Interest rate yield curves, quoted equity and index prices, historical correlation between equity prices and exchange rates (quanto and composite options), dividends estimation and volatility surface (implied and extrapolation of the implied volatility surface)

Exchange rate options	131	421	255	Black-Scholes model with analytic and trinomial tree engines and mixed volatility model with partial differential equation methods	Interest rate yield curves, quoted exchange rates and implied volatility surface
Swaps	62,457	80,078	76,244	Present value (analytic method)	Interest rate yield curves
Index and securities futures	3,051	455	117	Present value (analytic method)	Interest rate yield curve, quoted equity and index prices and dividends estimation.
Interest rate futures	2,306	472	346	Hull-White model with analytic method	Interest rate yield curve, implied volatility surface and a mean reversion parameter assumption (2%)
Exchange rate futures	2,073	4,863	4,278	Present value (analytic method)	Interest rate yield curves and quoted exchange rates

Other financial assets at fair value through profit or loss:	12,000	12,661	21,589
Loans and advances to credit institutions – Repurchase Agreements	12,000	9,000	14,642	Present value (analytic method)	Interest rate yield curve
Loans and advances to customers – Repurchase Agreements	-	3,661	6,947	Present value (analytic method)	Interest rate yield curve

Hedging derivatives:	928	1,287	897
Swaps	928	1,287	897	Present value (analytic method)	Interest rate yield curve
	91,724	111,502	107,583

	Fair Values Calculated Using Internal Models at 01/01/2010	Fair Values Calculated Using Internal Models at 12/31/2010	Fair Values Calculated Using Internal Models at 12/31/2011	Valuation Techniques	Main Inputs
LIABILITIES
Trading derivatives:	75,882	90,695	86,926		Interest rate yield curve and implied volatility surface.
Interest rate options	2,878	3,680	4,013	Black-Scholes model with analytic method
Index and securities options	4,417	4,950	1,329	Black-Scholes model with analytic method, local volatility model with Monte Carlo and partial differential equation methods
Interest rate yield curves, quoted equity and index prices, historical correlation between equity prices and exchange rates (quanto and composite options), dividends estimation and volatility surface (implied and extrapolation of the implied volatility surface).

Exchange rate options	222	468	380	Black-Scholes model with analytic and trinomial tree method and mixed volatility model with partial differential equation method	Interest rate yield curves, quoted exchange rates and implied volatility surface
Swaps	61,370	73,810	71,296	Present value (analytic method)	Interest rate yield curves
Index and securities futures	3,879	617	224	Present value (analytic method)	Interest rate yield curve, quoted equity and index prices and dividends estimation.
Interest rate futures	451	2,626	3,929	Hull-White model with analytic method	Interest rate yield curve, implied volatility surface and a mean reversion parameter assumption (2%)
Exchange rate futures	2,665	4,544	5,755	Present value (analytic method)	Interest rate yield curves and quoted exchange rates

Other financial liabilities at fair value through profit or loss:	120,236	112,239	118,269
Deposits from Central Bank – Repurchase Agreements	50,000	3,360	-	Present value (analytic method)	Interest rate yield curve
Deposits from credit institutions – Repurchase Agreements	10,860	43,858	45,707	Present value (analytic method)	Interest rate yield curve
Customer deposits – Repurchase Agreements	59,376	65,021	72,562	Present value (analytic method)	Interest rate yield curve

Hedging derivatives:	70	28	2,501
Swaps	70	28	2,501	Present value (analytic method)	Interest rate yield curve

Short positions	8,902	3,205	20,432	Present value (analytic method)	Interest rate yield curve
	205,090	206,167	228,128

The unobservable market data that constitute significant inputs of the internal models are, basically, those related to long term volatility (more than 2 years period). Some of the instruments of the fair value hierarchy have identical or similar offsetting exposures to certain inputs. However, according to IFRS they are required to be presented as gross assets and liabilities in the table below. The detail of the financial assets and liabilities measured using these models, included in the foregoing table, is as follows:

	Fair Values Calculated Using Internal Models
	01/01/2010	12/31/2010	12/31/2011

ASSETS:
Level 2	90,716	110,543	106,176
Level 3	1,008	959	1,407
	91,724	111,502	107,583
LIABILITIES:
Level 2	205,090	206,167	227,378
Level 3	-	-	750
	205,090	206,167	228,128

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, Group management considers that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The table below presents a breakdown of the financial instruments categorized in Level 3:

	01/01/2010	12/31/2010	12/31/2011

ASSETS:
Financial assets held for trading	1,008	959	761
Trading derivatives	-	-	646
	1,008	959	1,407
LIABILITIES:
Trading derivatives	-	-	750
	-	-	750

Financial assets held for trading

This category includes convertible bonds issued by Cemex. This hybrid instrument is valued using partial differential equation solver given the embedded equity option (whose underlying is CEMEX.CPO shares listed on Mexican Stock Exchange) on the debt instrument. Because the issuer’s credit spread and long-dated implied volatility are not quoted directly or indirectly in the market, this financial asset is classified as Level 3.

Trading derivatives

This category includes security options. OTC European Equity Options on Cemex’s ADR (NYSE: CX) are considered as Level 3 because the implied volatility is unobservable due to their long-term maturities (average implied volatilities are quoted up to 1-2 years). These instruments are fair-valued using Black-Scholes valuation model.

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets
	Held for Trading	Trading Derivatives	Total

Balances at January 1, 2010	1,008	-	1,008
Total gains/losses recognized in profit or loss	56	-	56
Purchases	-	-	-
Sales	-	-	-
New issuances	-	-	-
Settlements	(105)	-	(105)
Balance at December 31, 2010	959	-	959
Total gains/losses recognized in profit or loss	(93)	(194)	(287)
Purchases	-	840	840
Sales	-
New issuances	-
Settlements	(105)		(105)
Balance at December 31, 2011	761	646	1,407

Liabilities
	Held for Trading	Trading Derivatives	Total

Balances at January 1, 2010	-	-	-
Total gains/losses recognized in profit or loss	-	-	-
Purchases	-	-	-
Sales	-	-	-
New issuances	-	-	-
Settlements	-	-	-
Balance at December 31, 2010	-	-	-
Total gains/losses recognized in profit or loss	-	(712)	(712)
Purchases	-	-
Sales	-	1,462	1,462
New issuances	-	-
Settlements	-	-
Balance at December 31, 2011	-	750	750

As of December 31, 2011, the effect on consolidated net income of changing the main hypotheses used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable hypotheses) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on Consolidated Income Statement
	Most Favorable Hypothesis	Least Favorable Hypothesis

ASSETS:
Of which:
Financial assets held for trading	2	(2)
Trading derivatives	(24)	24
	(22)	22
LIABILITIES:
Of which:
Trading derivatives	95	(95)
	95	(95)

Because there are not options for the underlying at the maturities of these positions, the scenarios are based on the Group’s experience, considering they are conservative but reasonably possible at the same time.

The least favorable scenario assumed the following:

-
For the Financial assets held for trading, the volatility of the underlying asset of the convertible bond at its maturity moved from 36.99% to 43.63%. The volatility used as input for the internal model (36.99%) is an extrapolation of the observable volatility surface of a shorter-term market options of the underlying. The scenario was based on the difference between the bid and offer quotations of these options divided by two and increased by 0.5% for each year the maturity of the convertible bond exceeds the market options maturity.

-
For the Trading derivatives, the volatility of the underlying asset of the call spread position moved 400 basis points in the strike the Group is short (from 49.14% to 53.14%) but just 100 basis points in the strike the Group is long (from 58.43% to 59.43%). That means that the volatility surface went up and flattened at the same time. The volatility used as input for the internal model is an extrapolation of the observable volatility surface of a shorter-term market options of the underlying. Because there is a short and a long position of the same underlying but at different strike prices, the Group considered a more conservative scenario an increase and a twist of the volatility surface.

The most favorable scenario assumed the following:

-	For the Financial assets held for trading, the volatility of the underlying asset of the convertible bond at its maturity moved from 36.99% to 30.35%.

-
For the Trading derivatives, the volatility of the underlying asset of the call spread position moved 400 basis points in the strike the Group is short (from 49.14% to 45.14%) but just 100 basis points in the strike the Group is long (from 58.43% to 57.43%). That means that the volatility surface went up and flattened at the same time.

As alternative to sensitivity analysis, the Group use a value-at-risk (VaR) technique. A breakdown explanation about how the model works and the main assumptions are described in Note 50. The VaR amounts as of December 31, 2011, including all financial instruments in the trading and banking books positions of the Group,  are as follows:

	Average	High	Low	12/31/2011

All financial instruments	168.83	330.48	90.23	117.34

Analized by components
Instruments sensitive to interest rate	160.47	308.85	95.94	127.56
Instruments sensitive to equity market prices	42.77	128.39	16.21	16.21
Instruments sensitive to foreign currency exchange rates	19.81	62.30	4.02	4.85
Instruments sensitive to volatility movements	47.48	121.37	21.76	52.72

The Group’s VaR should be interpreted in light of the limitations of the methodologies. These limitations include the following:

•
Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	The Group largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day.

•	VaR using a 99 per cent confidence level does not reflect the extent of potential losses beyond that percentile.

These limitations and the nature of the VaR measure mean that the Group can neither guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 100 business days.

iv. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items which are recognized under Interest and similar income or Interest expense and similar charges, as appropriate, and those arising for other reasons which are recognized at their net amount under Gain/(Losses) on financial assets and liabilities (net).

Adjustments due to changes in fair value arising from:

-
Available-for-sale financial assets are recognized temporarily in equity under Valuation adjustments - Available-for-sale financial assets, unless they relate to exchange differences, in which case they are recognized in Valuation adjustments (exchange differences arising on monetary financial assets are recognized in Exchange differences in the consolidated income statement).

-
Items charged or credited to Valuation adjustments - Available-for-sale financial assets and Valuation adjustments remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognized, at which time they are recognized in the consolidated income statement.

-
Unrealized gains on Available-for-sale financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognized under Valuation adjustments - Non-current assets held for sale.

v. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to customers who request them in the management of their market and credit risks (trading derivatives); ii) to use these derivatives in the management of the risks of the Group entities’ own positions and assets and liabilities (hedging derivatives); and iii) to obtain gains from changes in the prices of these derivatives (trading derivatives).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.
Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge);

c.	The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b.
There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness). To this end, the Group checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

3.
There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a.
In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognized directly in the consolidated income statement.

b.
In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under Valuation adjustments - Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.
In hedges of a net investment in a foreign operation, the gains and losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in equity under Valuation adjustments - Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in the consolidated income statement.

d.
The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under Gain/(losses) on financial assets and liabilities in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under Valuation adjustments (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognized immediately in profit or loss.

vi. Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as Other financial assets/liabilities at fair value through profit or loss or as Financial assets/liabilities held for trading and a separate instrument with the same term will meet the definition as embedded derivative.

e)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.
If the Group transfers substantially all the risks and rewards to third parties – unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases –, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2.
If the Group retains substantially all the risks and rewards associated with the transferred financial asset – sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases –, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a.
An associated financial liability, which is recognized for an amount equal to the consideration received and is subsequently measured at amortized cost, unless it meets the requirements for classification under Other financial liabilities at fair value through profit or loss.

b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability, without offsetting.

3.
If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset  – sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases – the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b.
If the transferor retains control of the transferred financial asset, it continues to recognize it for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished.

f)	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated balance sheet at their net amount) only if the subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

g)	Impairment of financial assets

i. Definition

A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment when there is objective evidence that events have occurred which:

-	In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

-	In the case of equity instruments, mean that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment losses is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

Balances are deemed to be impaired, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to the Group’s financial statements taken as a whole.

The Group applies the following criteria to classify loans as impaired:

-	Commercial, financial and industrial loans
Loans with a single payment of principal and interest (generally commercial loans for a short period of time) are considered non-performing 30 days after the date of maturity.

Loans with a single payment of principal at maturity and with periodic interest payments are considered impaired 90 days after interest is due or 30 days after the principal is due.

Loans whose principal and interest payments have been agreed in periodic installments are considered impaired 90 days after an installment becomes due.

-	Mortgages loans
Mortgage loans are considered impaired when a payment is due by 90 days or more.

-	Installment loans to individuals
Revolving consumer credit cards are considered impaired when payment is not received in two monthly billing cycles or 60 days after they become due.

Non revolving consumer loans whose principal and interest payments have been agreed in periodic installments are considered impaired 90 days after an installment becomes due.

-	If the borrower is declared bankrupt, in accordance with the Commercial Bankruptcy Law.

For all type of loans, impaired loans will remain as impaired, until there is evidence of sustained payment; i.e., performance of payment by the borrower without arrears for the total amount due and payable in terms of principal and interest, for at least three consecutive installments under the loan payment scheme, or in the case of loans with installments that cover periods in excess of 60 calendar days, the payment of one installment.

Impaired loans which are renegotiated will remain as impaired, until there is evidence of sustained payment as described in the preceding paragraph.

The accrual of interest earned on the loans is suspended at the time the loan is classified as impaired loans, including those loans which, in accordance with the respective contract, capitalize interest to the amount of the loan.

With regard to uncollected accrued interest on loans which are considered as impaired loans, the Group creates an allowance for the total amount of the interest at the time the loan is transferred as impaired loans.

When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that the consolidated entities may initiate to seek.

The entire loan balance is kept on the balance sheet until the recovery of any recognized amount is considered to be unlikely. The recovery of a loan is considered to be unlikely when there is an unsecured loan in which there is a significant deterioration in the borrower´s overall financial condition, resources, value of any guarantees and payment record which would lead a borrower to bankruptcy.

When the loan is written off, the loan balance and its specific allowance are removed from the balance sheet and then recorded in off-balance sheet accounts, with no resulting impact on net income attributable to the Group.

Loans and the related impairment allowance are normally written off considering the following:

-
Commercial, financial and industrial loans are evaluated on a case-by-case basis; as such, write-off will only take place after considering all relevant information such as the occurrence of asignificant change in the borrower’s financial position, guarantees and collaterals and payment records. Within this portfolio, installment Small and medium-sized enterprises (SMEs) loans and revolving SME loans are written off when the loans become 181 and 151 days past due, respectively.

-	Mortgage loans are generally written off when they have been delinquent for 366 days.

-
For installment loans to individuals, any portion of the balance that the Group does not expect to collect is generally written off at 151 days past due for revolving credit cards, and 181 days past due for other non-revolving loans.

In the event of bankruptcy or analogous proceedings, write-off may occur earlier than at the periods stated above. Collections procedures may continue after write-off.

Credit losses on impaired assets and contingent liabilities are assessed as follows:

-
Individually, for all significant instruments and for instruments which, although not material, are not susceptible to being classified in homogeneous groups of instruments with similar risk characteristics: instrument type, debtor’s industry, type of guarantee or collateral, and age of past-due amounts, taking into account: (i) the present value of future cash flows, discounted at an appropriate discount rate; (ii) the debtor’s financial situation; and (iii) any guarantees in place. Clients individually assessed based on the borrower’s overall financial condition, resources, guarantees and payment record are globally managed clients, corporate, sovereign and other loans with significant balances.

-
Collectively, in all other cases, we group transactions on the basis of the nature of the obligors, the conditions of the countries in which they reside, transaction status, type of collateral or guarantee, and age of past-due amounts. For each group, we establish the appropriate impairment losses (“identified losses”) that must be recognized. Clients collectively assessed are, mainly, consumer mortgage, installment, revolving credit and other consumer loans, and an impairment loss is recognized when interest or principal is past due for 90 days or more.

ii.	Debt instruments carried at amortized cost

The amount of an impairment loss incurred on a debt instrument carried at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows and is presented as a reduction of the balance of the asset adjusted.

In estimating the future cash flows of debt instruments the following factors are taken into account:

-
All the amounts that are expected to be obtained over the remaining life of the instrument; including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past-due interest receivable;

-	The various types of risk to which each instrument is subject; and

-	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

Impairment losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency:

-	When there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or

-	When country risk materializes: country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.

The Group has certain policies, methods and procedures for covering its credit risk arising from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, examination and documentation of credit risk, and contingent liabilities and commitments and credit risk from debt instruments, the identification of their impairment and the calculation of the amounts required to cover the related credit risk.

With respect to the coverage of loss arising from credit risk, the Group makes the following distinctions, taking into account the different types of credits into the portfolio:

1.	Non retail loans

a.	Specific allowance:

The allowance for credits and loans not measured at fair value through profit or loss that are classified as doubtful is generally recognized in accordance with the criteria set forth below:

i.	Assets classified as doubtful due to counterparty arrears:

Credits and loans, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

ii.	Assets classified as doubtful for reasons other than counterparty arrears:

Credits and loans which are not classifiable as doubtful due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are assessed individually, and an allowance is recognized for the difference between the amount recognized in assets and the cash flow estimated under a detailed analysis performed by a Recovery Unit and under the authorization of the Recovery Committee.

b.	Allowance for inherent losses:

The Group covers its losses inherent in credits and loans not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

The Group uses the concept of incurred loss to quantify the cost of the credit risk and includes it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for its calculation are also used to calculate economic capital and to calculate Basel Capital Accord II (hereinafter, “BIS II”) regulatory capital under internal models.

The incurred loss is the expected cost which will be disclosed in the one-year period after the reporting date of the credit risk of a transaction, considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The loss is calculated by multiplying three factors: exposure at default (hereinafter, “EAD”), probability of default (hereinafter, “PD”) and loss given default (hereinafter, “LGD”).

-	The EAD is the amount of risk exposure at the date of default by the counterparty.

-
The PD is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

PD is measured using a time horizon of one year (i.e. it quantifies the probability of the counterparty defaulting in the coming year). The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

-	The LGD is the loss arising in the event of default. It depends mainly on the guarantees associated with the transaction.

The calculation of the expected loss also takes into account the adjustment to the cycle of the aforementioned factors, especially PD and LGD.

The methodology for determining the allowance for inherent losses seeks to identify the amounts of losses which, although incurred at the reporting date, have not yet been disclosed and which the Group knows, on the basis of historical experience and other specific information, will arise in the one-year period following the reporting date.

i.	Low default portfolios:

In loans to the public sector, (credit institutions and large corporations which are included in Commercial financial and industrial loan class) the number of defaults observed by the Group is either very small or zero. Accordingly, for such low default portfolios, the Group supplements its own historical default data with the data obtained from external credit ratings in order to estimate the expected loss discounted by the market to determine the PD and LGD factors. The guarantees are being considered in the allowance for loan losses. When the guarantor has a better credit risk rating, the guarantor’s rating is used in the model instead of the credit rating of the borrower.

2.	Retail portfolio

With respect to the coverage of losses arising from credit risk to individuals and small and medium entities, the Group covers its inherent losses taking into account the historical experience of impairment at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

The Group uses a methodology based on rolling rates to determine the expected losses, making classification based on non performing payments, and estimating the probability to migrate into another range (PD transition matrix). These calculations consider at least a one–year period of observations by type of portfolio (receivables, payroll loans and mortgages).

In addition to the allowance for impairment losses, the Group also estimates probable losses for off-balance sheet risk related to unfunded lending commitments, such as available line of credits. The process to determine the provision for off-balance sheet positions is similar to the methodology used for impairment losses for loans and receivables as described above.

Loan loss reserve related to the loan portfolio is reported as a reduction on the carrying amount of the loans and receivables to customers whereas the provision for unfunded lending commitments is reported separately on the consolidated balance sheet in Provisions for off-balance sheet risk. Impairment losses related to the loan portfolio and commitments is reported in the consolidated income statement.

Based on the methodology explained above, if the retail portfolio losses as of December 2011 were determined using included PDs incorporating default rates incurred during 2008, the year in which the Group suffered the worst default experience in its recent history of the Group, and the non-retail portfolio losses as of December 2011 were determined considering PDs that included decreases in internal credit ratings ranging between 1 and 1.5 points, the allowance for impairment losses of the Group as of December 31, 2011 would have increased 14.2%.

iii.	Debt or equity instruments classified as Available-for-sale

The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal repayment or amortization in the case of debt instruments) and their fair value, less any impairment loss previously recognized in the consolidated income statement.

When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under Valuation adjustments - Available-for-sale financial assets and are reclassified for the cumulative amount at that date to the consolidated income statement.

If all or part of the impairment losses is subsequently reversed, the reversed amount is recognized, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurs (or in equity under Valuation adjustments - Available-for-sale financial assets in the case of equity instruments).

iv.	Equity instruments carried at cost

The amount of impairment losses on equity instruments carried at cost is the difference between their carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if the related assets are sold.

h)	Repurchase agreements and Reverse repurchase agreements

Purchases of financial instruments under a non-optional resale agreement are measured at fair value and recorded as assets in the consolidated balance sheet under the headings “Loans and advances to credit institutions – Repurchase agreements” or “Loans and advances to customers – Repurchase agreements”.

Differences between the purchase and resale prices are recognized as interest over the contract term.

Sales of financial instruments under a non-optional repurchase agreement are measured at fair value and recorded as liabilities in the consolidated balance sheet under the headings “Deposits from Central Bank – Reverse repurchase agreements”, “Deposits from credit institutions – Reverse repurchase agreements”, or “Customer deposits – Reverse repurchase agreements”.

Differences between the sales prices and the repurchase are recognized as interest over the contract term.

i)	Non-current assets held for sale and Liabilities associated with non-current assets held for sale

Non-current assets held for sale includes the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items which can be of a financial nature or otherwise will foreseeably be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.

Liabilities associated with non-current assets held for sale includes the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Non-current assets held for sale are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

j)	Reinsurance assets and Liabilities under insurance contracts

Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flows will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.

The Group controls its insurance risk as follows:

-	By applying a strict methodology in the launch of products and in the assignment of value thereto.

-	By using deterministic and stochastic models for measuring commitments.

-	By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.

-	By establishing an operating framework for credit risks.

-	By actively managing asset and liability matching.

-	By applying security measures in processes.

Reinsurance assets includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entity.

At least once a year these assets are reviewed to ascertain whether they are impaired (i.e. there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract and the amount that will not be received can be reliably measured), and any impairment loss is recognized in the consolidated income statement and the assets are written down.

Liabilities under insurance contracts include the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.

Insurers’ results relating to their insurance business are recognized according to their nature under the related consolidated income statement items.

In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.

At least at each reporting date the Group assesses whether the insurance contract liabilities recognized in the consolidated balance sheet are adequate. For this purpose, it calculates the difference between the following amounts:

-
Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

-
The carrying amount recognized in the consolidated balance sheet of its insurance contract liabilities, less any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.

If the calculation results in a positive amount, this deficiency is charged to the consolidated income statement. When unrealized gains or losses on assets of the Group’s insurance companies affect the measurement of liabilities under insurance contracts and/or the related deferred acquisition costs and/or the related intangible assets, these gains or losses are recognized directly in equity. The corresponding adjustment in the liabilities under insurance contracts (or in the deferred acquisition costs or in intangible assets) is also recognized in equity.

As explained in Note 3, the Group sold its insurance business in 2011.

k)	Tangible assets

Tangible assets includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use -including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (carrying amount higher than recoverable amount).

Depreciation is calculated using the straight-line method on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and therefore is not depreciated.

The period tangible asset depreciation charge is recognized in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average Annual
Rate

Buildings	2% to 5%
Furniture and vehicles	10% to 20%
IT equipment and fixtures	25%
Others	5% to 20%

The consolidated entities assess at the reporting date whether there is any indication that an asset may be impaired (i.e. its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognize the reversal of the impairment loss recognized in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

The estimated useful lives of the items in property, plant and equipment for own use are reviewed at least at the end of the reporting period to detect significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognized in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.

l)	Accounting for leases

i.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under Tangible assets. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognized on a straight-line basis under Other operating income in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to Other general administrative expenses in their consolidated income statements.

ii.	Sale and leaseback transactions

In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognized at the time of sale. In the case of finance leasebacks, any profit or loss is amortized over the lease term.

In determining whether a sale and leaseback transaction results in an operating lease, the Group should analyze, among other things, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.

As of January 1, 2010 and as of December 31, 2010 and 2011 the Group did not have any sale and leaseback transaction.

m)	Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

i.	Goodwill

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

-
If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in the acquired entities’ balance sheets.

-
If it is attributable to specific intangible assets, by recognizing it explicitly in the consolidated balance sheet provided that the fair value of these assets within 12 months following the date of acquisition can be measured reliably.

-
The remaining amount is recognized as goodwill, which is allocated to one or more cash-generating units (a cash generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and if there is any impairment, the goodwill is written down with a charge to Impairment losses on other assets (net) - Goodwill and other intangible assets in the consolidated income statement.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

ii.	Other intangible assets

Other intangible assets include the amount of identifiable intangible assets (such as computer software).

Other intangible assets can have an indefinite useful life when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each reporting period or whenever there is any indication of impairment, the consolidated entities review the remaining useful lives of the assets in order to determine the appropriate steps.

Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate tangible assets.

The intangible asset amortization charge is recognized under Depreciation and amortization in the consolidated income statement.

In both cases the consolidated entities recognize any impairment loss on the carrying amount of these assets with a charge to Impairment losses on other assets in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and where applicable, the reversal of impairment losses recognized in prior years, are similar to those used for tangible assets (see Note 2.k.).

n)	Other assets

Other assets in the consolidated balance sheet includes the balance of all prepayments and accrued income (excluding accrued interest, fees and commissions), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favor, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

o)	Other liabilities

Other liabilities include the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

p)	Provisions and contingent assets and liabilities

When preparing the financial statements of the Group, management made a distinction between:

-
Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing.

-
Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. They include the present obligations of the Group when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

-
Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows:

-	Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.

-
Provisions for contingent liabilities and off-balance risks: includes the amount of the provisions made to cover contingent liabilities – defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind – and contingent commitments – defined as irrevocable commitments that may give rise to the recognition of financial assets.

In addition to the allowance for impairment losses, the Group also estimates probable losses related to unfunded lending commitments, such as letters of credit and financial guarantees, and available line credit of consumer credit. The allowance for credit losses related to the loan portfolio is reported separately on the consolidated balance sheet whereas the reserve for unfunded lending commitments is reported on the consolidated balance sheet in Provisions for contingent liabilities and commitments. Impairment losses related to the loan portfolio and unfunded lending commitments are reported in the Consolidated Statement of Income.

-
Provisions for taxes and other legal contingencies and Other provisions: include the amount of the provisions recognized to cover tax and legal contingencies and litigation and the other provisions recognized by the consolidated entities (see Note 26).

q)	Litigation and/or claims in process

At the end of 2010 and 2011 certain litigation and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 26).

r)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve.

For cash-settled share-based payments, a liability is recognised for the services acquired, measured initially at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognised in profit or loss for the year.

The share based plan discussed in Note 44, which began in 2008 to certain executives of the Group, and which qualifies as a group plan that is paid with the shares of Banco Santander (Spain), is accounted for under IFRS 2, Share Based Payment, as an equity plan.

s)	Recognition of income and expenses

The most significant criteria used by the Group to recognize its income and expenses are summarized as follows:

i.	Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities’ right to receive them arises.

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments individually classified as impaired for loans and receivables considered as past due loans and receivables and for the instruments for which impairment losses have been assessed collectively because they have payments more than three months past due.  Collections on interest of nonperforming assets that have been written down to zero are recorded in income on a cash basis.

ii.	Fee and commission income and expenses

Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

-	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid.

-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.

-	Those relating to services provided in a single act are recognized when the single act is carried out.

iii.	Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.	Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v.	Loan arrangement fees

Loan arrangement fees, mainly loan origination, application and information fees, are accrued and recognized in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement, which is included as a part of the effective interest method recognition.

t)	Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

The Group initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Group recognizes a credit on the asset side of the consolidated balance sheet for the amount of the fees, commissions and similar interest received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments carried at amortized cost (described in Note 2.g. above).

The provisions made for these transactions are recognized under Provisions - Provisions for contingent liabilities and off-balance sheet risk in the consolidated balance sheet (see Note 26). These provisions are recognized and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognized under Financial liabilities at amortized cost - Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

u)	Post-employment benefits

See Notes 26.b. and c.

v)	Income tax

Income tax (hereinafter, “ISR”) and the Business Flat Tax (hereinafter, “IETU”) are recorded in the earnings of the year in which they are incurred.  Management determines, based on financial and tax projections, whether the Group and its subsidiaries will incur ISR or IETU, and deferred taxes are recognized based on which tax the entity is expected to primarily be subject to. The Group determines the deferred tax on the temporary differences, tax losses and tax credits, from the initial recognition of the items and at the end of each period. The deferred tax derived from the temporary differences is recognized by using the assets and liabilities method, which compares the accounting and tax values of the assets and liabilities. This comparison produces deductible and taxable temporary differences which along with tax losses and the tax credit from the undeducted allowances for impairment losses, are then multiplied by the tax rate in effect when the temporary differences will reverse, or when the tax benefit carry forward is realized. The amounts for these three items constitute the deferred tax asset or liability recognized.

w)	Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at January 1, 2010 and at December 31, 2010 and 2011 is provided in Note 47.

3.	Grupo Financiero Santander México, S.A.B. de C.V. and Subsidiaries (formerly Grupo Financiero Santander México, S.A.B. de C.V.) – Acquisitions and Disposals

Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:

3.1 Agreement for the sale of Seguros Santander to Zurich

During 2010, the Group initiated and completed a strategic project to separate the insurance activity integrated in a global strategy of Santander Group in Spain. Banco Santander (Spain) and the insurance company Zurich Financial Services Group (hereinafter, “Zurich”), reached an agreement to form a strategic alliance that will boost the insurance banking in five key markets for Banco Santander (Spain) in Latin America. Banco Santander (Spain) created a holding company named Inversiones ZS America SPA (hereinafter “Inversiones ZS America”) that contains the insurance entities in Latin America. Zurich acquired 51% of the equity of Inversiones ZS America and is responsible for managing the companies. Banco Santander (Spain) holds 49% of the equity of such holding company and signed a distribution agreement for the sale of insurance products in each country for a 25 year period.

For additional breakdown of items presented under discontinued operations, please refer to Note 35.

3.2 Sale of associated company Servicio Panamericano de Protección, S.A. de C.V.

During November 2010 the Group sold the equity that it owned in Servicio Panamericano de Protección, S.A. de C.V. (Serpaprosa). The selling price was 191 million pesos, resulting in a loss of 93 million pesos which was recognized in the consolidated income statement under the heading of Gains/(losses) on disposal of assets not classified as non-current assets held for sale (see Note 15).

3.3 Acquisition of the GE Capital mortgage business in Mexico

This transaction is explained in Note 4.

3.4 Loan portfolio acquisition

To enable it to manage regional customer relations locally, in January, February and April 2011, the Group acquired the loans of Mexican companies or which have a certified Mexican holding company from affiliates under common control. The acquisition of the portfolios amounted to 18,110 million pesos and was made at fair value. As of the acquisition date and as of December 31, 2011, all of such acquired loans are performing loans and, accordingly, we have not recorded any specifically identified impairment reserves against them. As of December 31, 2011, the incurred but not yet identified loss impairment reserves attributable to these acquired loans, is approximately 45 million pesos.

A summary of the credit ratings of the loans acquired from affiliates, based on the Group’s internal rating scale (see Note 12 f), are as follows:

Internal Rating	Amount
8.0	3,996
7.5	559
6.0	3,774
5.0	9,781
18,110

4.	Business combination

On April 29, 2011 (the Closing Date), the Group closed the acquisition of the residential mortgage business of GE Capital Corporation and its subsidiaries in Mexico, after fulfilling all of the necessary conditions under the purchase agreement dated as of December 23, 2010. This transaction involved the acquisition of four entities (GE México), together with other assets related to the mortgage business. The net assets acquired amount to 21,463 million pesos which includes a loan portfolio with a contractual value of 21,974, and an estimated fair value of 19,240 million pesos. A loan portfolio of approximately 2,514 million pesos was expected to be uncollectible at the moment of the acquisition. These entities and the related assets were acquired by the Group and are today established as subsidiaries. This transaction involved the payment of 2,042 million pesos for the equity, plus the payment of 21,009 million pesos to replace the funding previously provided by GE Capital Corporation.

During April 2012, management finalized its estimates with respect to the fair values of the assets and liabilities acquired in the business combination. These adjustments have been included in the values presented on the table below. Acquired intangible assets consisting of established customer relationships and noncompete agreements were not recognized due to immateriality. The recognition of the acquisition  date assets and liabilities of Santander Hipotecario, S.A. de C.V. (formerly GE Consumo México, S.A. de C.V.) resulted in goodwill of 1,588 million pesos, which consists largely of the profit generating potential of the mortgage business acquired.

Fair values of the identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

Assets:
Cash and & cash equivalents	205
Loans and other receivables (net)	19,240
Foreclosed asset (net)	81
Accounts receivable	934
Other assets	615
Deferred tax asset	710
21,785
Liabilities:
Other liabilities	(322)

Net assets acquired	21,463
Non-controlling interest	-
Cost of investment	23,051
Goodwill at April 29, 2011	(1,588)

Since the acquisition, GE México contributed net revenues and net income after tax of 464 million pesos and 192 million pesos, respectively, to the Group’s consolidated income statement. If the acquisition had been effective as of January 1, 2011, the effect on the Group’s net revenues and net income after tax in 2011 would have been 520 million pesos and 175 million pesos, respectively.

Further, the purchase agreement provides that GE Capital Corporation must indemnify the Group for certain matters relating to the period prior to the Closing Date. In particular, GE Capital Corporation indemnifies the Group, exclusively, with respect to certain tax loss carryforwards totaling as of the purchase date 1,098 million pesos, which as of December 31, 2011 are considered to be an indemnification asset (see Note 20) by management of the Group, given the GE Capital Corporation indemnity obligation. The purchase agreement also provides an aggregate limitation on GE Capital´s indemnification obligation of 25,000 million pesos.

5.	Distribution of the Group's profit and Earnings per share

5.1	Distribution of the Group's profit

The distribution of the Group's net profit for the years ended December 31, 2010 and 2011 that the board of directors approved by the shareholders at the annual general meetings as follows:

	2010	2011

Consolidated profit of the year	12,587	17,771
Dividends declared against profit of the previous year	6,400	11,350
Gross dividend per share (pesos)	0.94	1.67
Date of payment	02/02/11	03/05/12

5.2	Earnings per share from continuing operations and discontinued operations

Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Parent by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares, if any, held in the year.

Accordingly:

	2010	2011

Profit attributable to the Parent	12,586	17,770
Profit from discontinued operations (net of non-controlling interests)	880	4,260
Profit from continuing operations (net of non-controlling interests)	11,706	13,510
Weighted average number of shares outstanding	6,786,394,913	6,786,394,913
Adjusted number of shares	6,786,394,913	6,786,394,913
Basic earnings per share (pesos)	1.85	2.62
Basic earnings per share from discontinuing operations (pesos)	0.13	0.63
Basic earnings per share from continuing operations (pesos)	1.73	1.99

5.3	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments). However the Group does not have any of these effects over the diluted earnings per share ratio in 2010 and 2011.

6.	Compensation of Directors, Executive Officers and other key management personnel

The Group has considered key management personnel the directors, the executive officers, the members of the audit committee, corporate practices committee, comprehensive risk management committee and compensation committee (created in 2011).

a)	Remuneration of directors

Our shareholders establish the compensation of our directors at the annual shareholders’ meeting. Accordingly, only independent directors receive compensation for their duties. Under Mexican law, we are not required to disclose on an individual basis the compensation of our directors, members of the audit committee, corporate practices committee, comprehensive risk management committee and compensation committee and executive officers, and we do not otherwise publicly disclose such information.

During 2010, the aggregate compensation paid to independent directors who were members of the audit committee, corporate practices committee, comprehensive risk management committee, compensation committee and the board of directors of the Group amounted to 4 million pesos and 7 million pesos during 2011, paid as attendance fees.

b)	Remuneration of executive officers

The aggregate amount for compensations and benefits generated during 2010 to executive officers amounted to 187 million pesos and 268 million pesos during 2011. This amount includes annual salary, Christmas bonus, vacation bonus and performance bonus. The main benefits paid to the Group’s officers are: Christmas bonus, vacation bonus, holidays, performance bonus, health care service, health insurance, life insurance and retirement fund.

The criteria for granting and paying bonus compensation vary according to the activities performed by the different areas and, therefore, payment of the bonus may vary depending on the department and activities performed by each member.

c)	Post-employment and other long-term benefits

Our executive officers may participate in the same pension plan that is available to the Group´s employees, but at different contribution percentages to the ones made by the rest of the employees.

The total pension obligations to executive officers, together with the total sum insured under life insurance policies amounted to 261 million pesos at December 31, 2010 and 338 million pesos at December 31, 2011.

d)	Share compensation plan

The Group has acceded to a variable compensation plan launched by Banco Santander (Spain) and for a number of officials of the Group to continue with the policy of permanent stimulus driven in 2008. The Plan is implemented through the granting of a determined number of shares of Banco Santander (Spain), based on the extent to which the Group achieves a series of commercial and institutional objectives (see Note 44.b.).

e)	Loans

The loans conferred to executive officers amounts to 92 and 97 million pesos as of December 31, 2010 and 2011, respectively.

7.	Cash and balances with Central Bank

The breakdown by type of balances of Cash and balances with Central Bank is as follows:

	01/01/2010	12/31/2010	12/31/2011

Cash	12,223	12,721	12,706
“Depósito de Regulación Monetaria” in Central Bank	31,320	31,320	31,320
Interbank investments	627	95	117
Of which:
Interbank deposits	537	-	-
Accrued interest	90	95	117
	44,170	44,136	44,143

Central Bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received from third parties.

Note 47.a. includes a breakdown of the residual maturity periods of Cash and balances with Central Bank and of the related average interest rates.

8.	Loans and advances to credit institutions

The breakdown by classification, type and currency of the balances of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	01/01/2010	12/31/2010	12/31/2011

Classification:
Other financial assets at fair value through profit or loss	12,000	9,000	14,642
Loans and receivables	36,152	37,605	26,325
	48,152	46,605	40,967
Type:
Reciprocal accounts	213	3,509	1,401
Time deposits	8,240	1,242	1,226
Guarantee deposits - Collateral delivered for OTC transactions (Note 34)	13,013	8,852	18,264
Repurchase agreements	12,000	9,000	14,642
Call money transactions granted	8,687	19,109	3,401
Other accounts	5,999	4,893	2,033
	48,152	46,605	40,967
Currency:
Mexican Pesos	26,962	27,964	13,882
US Dollar	21,094	18,393	27,023
Other currencies	96	248	62
	48,152	46,605	40,967

As of January 1, 2010, the Time deposits mainly include 2,384 million pesos related to deposits that the Group holds in Banco Santander (Spain) at a 95-day term and a 0.35% interest rate.

As of December 31, 2010, the Time deposits mainly include 923 million pesos related to deposits that the Group holds in Banco Santander (Spain) at a term of between 29 and 13 days and interest rate of between 5.05% and 0.43%.

As of December 31, 2011, the Time deposits mainly include 43 million pesos related to deposits that the Group holds in Banco Santander New York and 1,046 million pesos with a foreign financial institution at a term of 7 days and interest rate of between 4.9% and 0.45%.

“Call money transactions granted” represent interbank loan transactions agreed for periods equal to or less than 4 and 3 business days; as of January 1, 2010 and as of December 31, 2010 and 2011, these transactions are as follows:

	Days	Interest rate	01/01/2010

Mexican financial institutions	4	4.50%	3,069
Foreign financial institutions	4	0.07%	5,618
			8,687

	Day	Interest rate	12/31/2010

Mexican financial institutions	3	4.50%	7,500
Foreign financial institutions	3	0.18%	11,609
			19,109

	Days	Interest rate	12/31/2011

Mexican financial institutions	3	4.50%	1,867
Foreign financial institutions	4	0.11%	1,534
			3,401

Note 47.a. includes a breakdown of the residual maturity periods of Loans and advances to credit institutions and of the related average interest rates. Additionally, Note 47.c. includes the fair value amounts of these assets classified as Loans and advances to credit institutions.

9.	Debt instruments

a)	Breakdown

The breakdown by classification, type and currency of the balances of Debt instruments is as follows:

	01/01/2010	12/31/2010	12/31/2011

Classification:
Financial assets held for trading	93,671	123,515	147,293
Loans and receivables	4,800	4,992	5,234
Available-for-sale financial assets	75,503	59,635	61,416
	173,974	188,142	213,943
Type:
Mexican government debt securities	156,739	172,777	204,362
Of which:
Collateral delivered for OTC transactions (Note 34)	2,042	1,560	1,514
Foreign government debt securities	1,287	189	81
Of which:
Brazilian government debt securities	-	59	68
United States of America government debt securities	1,287	130	13
Debt securities issued by financial institutions	4,712	6,046	1,794
Other fixed-income interest debt securities	11,236	9,130	7,706
	173,974	188,142	213,943
Currency:
Mexican Pesos	167,132	183,112	209,285
US Dollar	6,842	4,971	4,590
Other currencies	-	59	68
	173,974	188,142	213,943

The breakdown of the Debt instruments classified as Held for trading is as follows:

	01/01/2010	12/31/2010	12/31/2011

Federal Treasury Securities (CETES)	29,566	28,664	44,765
United Mexican States Bonds (UMS)	5,530	3,611	283
Federal Mexican Government Development Bonds (BONDES)	1,737	269	1,065
M and M10 Mexican Government Bonds	22,690	35,052	42,107
Mexican Bank Saving Protection Bonds (BPATs)	15,791	25,311	41,416
Federal Mexican Government Development Bonds in UDIS(*) (UDIBONDS)	1,541	15,291	13,925
Other Mexican Government debt securities	546	461	458
Brazilian Government Bonds	-	59	68
US Government Treasury Bills (TBILLS)	-	14	13
US Government Treasury Notes (TNOTE)	1,287	116	-
Other Debt Securities	14,983	14,667	3,193
	93,671	123,515	147,293
Of which:
Disregarding allowances for impairment losses	93,671	123,515	147,293
Allowances for impairment losses	-	-	-
	93,671	123,515	147,293

(*) References hereinafter to “UDIS” are to “Unidades de inversión”, a peso-equivalent unit of account indexed for Mexican inflation.

The breakdown of the Debt instruments classified as Loans and receivables is as follows:

	01/01/2010	12/31/2010	12/31/2011

Special CETES - program of credit support and additional benefits to Mexican States and Municipalities	1,971	2,060	2,151
Special CETES - support program for housing loan debtors	2,829	2,932	3,083
	4,800	4,992	5,234

Type :
Unquoted in an active market	4,800	4,992	5,234
Of which:
Disregarding allowances for impairment losses	4,800	4,992	5,234
Allowances for impairment losses	-	-	-
	4,800	4,992	5,234

The breakdown of the Debt instruments classified as Available-for-sale is as follows:

	01/01/2010	12/31/2010	12/31/2011

United Mexican States Bonds (UMS)	-	-	2,444
Federal Mexican Government Development Bonds (BONDES)	35,842	35,224	17,128
M, M3 and M5 Mexican Government Bonds	38,721	24,411	23,097
Mexican Bank Saving Protection Bonds (BPATs)	-	-	8,564
Federal Mexican Government Development Bonds in UDIS (UDIBONDS)	-	-	4,333
Other Debt Securities	940	-	5,850
	75,503	59,635	61,416
Of which:
Disregarding allowances for impairment losses	75,503	59,635	61,416
Allowances for impairment losses	-	-	-
	75,503	59,635	61,416

The breakdown by issuer rating of Debt instruments at January 1, 2010 is as follows:

	Private Debt	Sovereign Debt	Total	%

AAA	254	4,145	4,399	2.53%
A	9,947	148,351	158,298	90.99%
BBB	556	5,530	6,086	3.50%
BB	3,530		3,530	2.03%
Below BBB	1,588	-	1,588	0.91%
Unrated	73	-	73	0.04%
	15,948	158,026	173,974	100%

The breakdown by issuer rating of Debt instruments at December 31, 2010 is as follows:

	Private Debt	Sovereign Debt	Total	%

AAA	-	130	130	0.07%
A	8,868	169,166	178,034	94.63%
BBB	110	3,611	3,721	1.98%
BB	3,872	-	3,872	2.06%
Below BBB	2,136	-	2,136	1.14%
Unrated	190	59	249	0.13%
	15,176	172,966	188,142	100%

 The breakdown by issuer rating of Debt instruments at December 31, 2011 is as follows:

	Private Debt	Sovereign Debt	Total	%

A	6,230	201,635	207,865	97.16%
BBB	1,849	2,795	4,644	2.17%
Below BBB	1,421	13	1,434	0.67%
	9,500	204,443	213,943	100%

Exchange of unsecured bonds for convertible debt securities

In December 2009, Cementos Mexicanos, S.A.B. de C.V. (hereinafter, “CEMEX”) made a public offering in the Mexican Stock Exchange aimed at the holders of unsecured bonds issued in Mexico by CEMEX.  The Group exchanged 10,510,900 of unsecured bonds of the CEMEX 08, CEMEX 06, CEMEX 06-03 and CEMEX 07-2 Series into 118,100 convertible debt securities into common stock. There is a ten year conversion term with quarterly payment of coupons at 10% per year, provided the conversion is not made in an advanced or compulsory manner.

As of January 1, 2010 and as of December 31, 2010 and 2011, the market value of these debt securities, classified as financial assets held for trading, was 1,008 million pesos, 959 million pesos and 761 million pesos, respectively, and they have generated a loss in 2010 and 2011 of (49) million pesos and (198) million pesos, respectively, that is recorded under Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement of the year.

b)	Changes

The changes in Available-for-sale – Debt instruments, disregarding the allowances for impairment losses, were as follows:

	2010	2011

Beginning balance	75,503	59,635
Transfer to discontinued operations (Note 35)	(1,068)	-
Transfer from Financial assets held for trading	-	11,580
Net disposals (*)	(15,553)	(9,691)
Valuation adjustments	1,622	(112)
Amounts transferred to consolidated income statement	(869)	4
Balance at year end	59,635	61,416
(*) The disposals in 2011 correspond to the maturity of Debt instruments. Consequently, there is no impact on the consolidated income statement.

During June and August 2010, the Management of the Group decided to sell fixed-rate positions in M Bonds for a nominal total of 10,690 million pesos and 4,740 million pesos, which resulted in a gain of 539 million pesos and 330 million pesos, respectively, recorded in the consolidated income statement under the heading of Gains/(losses) on financial assets and liabilities (net).

As of January 1, 2010 and as of December 31, 2010 and 2011, of the Government securities related to M Bonds, M10 Bonds and BONDES, the amounts of 74,588 million pesos, 29,608 million pesos  and 19,340 million pesos, respectively, have been repurchased into repurchase agreements operations, for which reason they are considered as a restricted position.

In December 2011, the Management of the Group made a transfer of trading securities (Debt instruments) to the Available-for-sale portfolio. The transfer was carried out following the strategy established by the Parent company in order to comply with revised capital requirements imposed by the European banking regulator in late 2011. We consider these circumstances surrounding the reclassification to be rare.  The fair value gain on these financial assets recognized in the consolidated income statement during 2010 and 2011 was 103 million pesos and 209 million pesos, respectively. Authorization for this transfer has also been provided by the Commission for local financial reporting purposes.

The Group transferred securities with a historical cost 10,688 million pesos and fair value at the date of the transfer of 11,580 million pesos. The breakdown of the securities transferred is presented below:

	Number of Titles	Interest Rate	Fair Value

Petroleos Mexicanos Bonds	33,719,259	1.56% - 5.54%	5,800
United Mexican States Bonds (UMS)	116,916	2.45%	2,402
Federal Mexican Government Development Bonds (BONDES)	422,239,039	5.44%	3,378
			11,580
Of which:
Mexican Pesos	455,846,710		7,381
Other currencies	228,504		4,199
			11,580

Note 30 includes a breakdown of the valuation adjustments recognized in equity on Available-for-sale financial assets.

c)	Allowances for impairment losses

As of January 1, 2010 and as of December 31, 2010 and 2011 and during 2010 and 2011 the Group has not recognized any significant impairment in the Available-for-sale – Debt Instruments (see Note 30).

d)	Other information

Note 47.a. contains a breakdown of the residual maturity periods of Available-for-sale – Debt Instruments financial assets and the related average interest rates.

10.	Equity instruments

a)	Breakdown

The breakdown by classification and type of Equity instruments is as follows:

	01/01/2010	12/31/2010	12/31/2011

Classification:
Financial assets held for trading	18,939	18,244	10,678
Available-for-sale financial assets	947	791	166
Of which:
Visa, Inc.	555	422	-
MasterCard, Inc.	247	204	-
Others	145	165	166
Of which:
Disregarding allowances for impairment losses	947	791	166
Allowances for impairment losses	-	-	-
	19,886	19,035	10,844
Type:
Shares of Mexican companies	18,420	18,201	10,546
Shares of foreign companies	1,466	834	298
	19,886	19,035	10,844

In March 2011, the Group sold the complete portfolio of Visa and MasterCard, classified as Available-for-sale financial assets generating a gain of 407 million pesos recorded in Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement of the Group.

b)	Changes

The changes in Available-for-sale – Equity instruments, disregarding the allowances for impairment losses, were as follows:

	2010	2011

Beginning balance	947	791
Transfer to discontinued operations (Note 35)	(1)	-
Net additions /(disposals)	5	(227)
Valuation adjustments	(160)	13
Amounts transferred to consolidated income statement		(411)
Balance at year end	791	166

Note 30 includes a breakdown of the valuation adjustments recognized in equity on Available-for-sale financial assets.

c)	Allowances for impairment losses

As of January 1, 2010 and as of December 31, 2010 and 2011 and during 2010 and 2011 the Group has not recognized any impairment in the Available-for-sale – Equity Instruments.

11.	Trading derivatives (assets and liabilities) and Short positions

a)   Trading derivatives

The breakdown by type of inherent risk of the fair value of the Trading derivatives arranged by the Group is as follows (see Note 34):

	01/01/2010		12/31/2010		12/31/2011
	Debit Balance	Credit Balance	Debit Balance	Credit Balance	Debit Balance	Credit Balance

Interest rate risk	50,791	48,013	64,230	60,715	51,272	51,597
Currency risk	16,913	19,577	23,195	24,458	31,762	33,799
Price risk	4,188	4,867	1,891	2,320	1,179	1,917
Others	6,111	3,503	7,538	3,757	279	205
	78,003	75,960	96,854	91,250	84,492	87,518

b)   Short positions

Following is a breakdown of the carrying amount of the Short positions:

	01/01/2010	12/31/2010	12/31/2011

Securities loans:
Debt instruments	9,479	20,730	13,637
Equity instruments	-	568	1,841

Short sales:
Debt instruments (*)	16,048	3,987	22,295
	25,527	25,285	37,773

(*) These figures include financial liabilities arising from the outright sale of financial assets acquired under repurchase agreements of 8,902, 3,205 and 20,432 million pesos as of January 1, 2010, December 31, 2010 and December 31, 2011, respectively.

12.	Loans and advances to customers

a)   Breakdown

The breakdown by classification of Loans and advances to customers in the consolidated balance sheets is as follows:

	01/01/2010	12/31/2010	12/31/2011

Other financial assets at fair value through profit or loss (repurchase agreements)	-	3,661	6,947
Loans and receivables, net	202,588	229,282	314,628
	202,588	232,943	321,575
Of which:
Disregarding impairment losses	212,665	240,501	328,822
Impairment losses	(10,077)	(7,558)	(7,247)
	202,588	232,943	321,575

Note 47.a. contains a breakdown of the residual maturity periods of Loans and receivables and of the related average interest rates.

b)	Breakdown

Following is breakdown by loan type, borrower sector, geographical area of residence and interest rate formula of the Loans and advances to customers. The breakdown reflects the Group's exposure to credit risk in its core business, disregarding impairment losses:

	01/01/2010	12/31/2010	12/31/2011

By loan type:
Commercial credit	113,700	140,778	170,748
Public sector	19,649	15,841	33,378
Mortgage loans	28,908	35,069	61,794
Repurchase agreements	-	3,661	6,947
Installment loans:
Revolving credit card	28,580	23,821	27,746
Non revolving loans	15,517	16,327	21,827
Impaired assets	6,311	5,004	6,382
	212,665	240,501	328,822
By borrower sector:
Public sector – Mexico	19,649	15,841	33,378
Individuals	76,232	64,546	115,076
Communications and transportation	5,852	6,432	10,003
Construction	19,631	26,614	30,455
Manufacturing	36,758	35,712	49,172
Services	27,831	59,040	52,072
Tourism	5,638	5,184	6,090
Other sectors	21,074	27,132	32,576
	212,665	240,501	328,822
By geographical area:
Mexico	212,665	240,501	328,822
	212,665	240,501	328,822
By interest rate formula:
Fixed rate	65,618	88,917	121,537
Floating rate	147,047	151,584	207,285
	212,665	240,501	328,822

c)	Impairment losses

The changes in the impairment losses on the assets making up the balances of Loans and receivables - Loans and advances to customers were as follows:

	2010	2011

Beginning balance	(10,077)	(7,558)

Impairment losses charged to income for the year (*)	(7,894)	(6,620)
Of which:
Individually assessed	(1,556)	(1,261)
Collectively assessed	(6,338)	(5,359)

Others	3	13

Write-off of impaired balances against recorded impairment allowance	10,410	6,918
Balance at year end	(7,558)	(7,247)

Of which:
By method of assessment:
Individually	(2,745)	(2,913)
Collectively	(4,813)	(4,334)
By geographical location of risk:
Mexico	(7,558)	(7,247)
By classification of assets:
Loans and advances to customers	(7,558)	(7,247)

(*) The amount of impairment losses reduced by loans recovered net of legal expenses for an amount of 922 million pesos in 2010 and 1,185 million pesos in 2011 are recorded under Impairment losses on financial assets (net) – Loans and receivables in the consolidated income statement.

d)	Impaired assets

The breakdown of the changes in the balance of the financial assets classified as Loans and receivables - Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	2010	2011

Beginning balance	6,311	5,004
Net additions	9,103	8,296
Written-off assets	(10,410)	(6,918)
Balance at year end	5,004	6,382

These amounts, after deducting the related allowances, represents the Group's best estimate of the fair value of the impaired assets.

Following is breakdown of the financial assets classified as Loans and receivables and considered to be impaired due to credit risk at January 1, 2010, classified by type of loan and by age of the oldest past-due amount:

		With Balances Past Due by
	With no Past-Due Balances or Less than 3 Months Past Due	3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total
By type of loan:
Commercial, financial and industrial	414	220	134	81	2,323	3,172
Mortgage	143	243	210	114	22	732
Installment loans to individuals
Of which:
Revolving consumer credit cards	798	896	-	-	-	1,694
Non revolving consumer	179	502	29	3	-	713
	1,534	1,861	373	198	2,345	6,311

The breakdown at December 31, 2010 is as follows:

		With Balances Past Due by
	With no Past-Due Balances or Less than 3 Months Past Due	3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan:
Commercial, financial and industrial	1,614	234	100	73	380	2,401
Mortgage	138	259	130	138	42	707
Installment loans to individuals
Of which:
Revolving consumer credit cards	711	565	-	-	-	1,276
Non revolving consumer	206	386	9	14	5	620
	2,669	1,444	239	225	427	5,004

The breakdown at December 31, 2011 is as follows:

		With Balances Past Due by
	With no Past-Due Balances or Less than 3 Months Past Due	3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total

By type of loan:
Commercial, financial and industrial	1,754	372	119	37	327	2,609
Mortgage	508	861	473	355	52	2,249
Installment loans to individuals
Of which:
Revolving consumer credit cards	514	377	-	-	-	891
Non revolving consumer	136	474	16	6	1	633
	2,912	2,084	608	398	380	6,382

e)	Renegotiated loans

Renegotiated loans includes renegotiation of performing loans and loans in non-performing status, as contractual terms of a loan may be modified not only due to concerns about the borrower’s ability to meet contractual payments but also for customer retention purposes and other factors not related to current or potential credit deterioration of the borrower.

As explained in the previous paragraph, renegotiated loans include performing and impaired loans. As such, the amounts of loans, by loan class, that have been renegotiated at the time such loans were restructured during the years ended December 31, 2010 and 2011 are as follows:

	For the year ended 12/31/2010				For the year ended 12/31/2011
	Performing		Impaired	Total	Performing		Impaired	Total
	Due to concerns about current or potential credit deterioration	Due to other factors			Due to concerns about current or potential credit deterioration	Due to other factors
Commercial, financial and industrial	653	-	1,101	1,754	13,444	15	148	13,607
Mortgages	18	-	-	18	11	-	4	15
Installment loans to individuals	1,555	-	117	1,672	1,352	-	92	1,444
Total	2,226	-	1,217	3,443	14,807	15	243	15,066
Percentage	65%	0%	35%	100%	98%	0%	2%	100%

The non-performing loans that are renegotiated remain in impaired status until the sustained payment criteria is reached as described in Note 2. g).

The types of terms that are typically renegotiated include a) modifications to the contractual terms of loans such as payment terms, interest rates, currency, etc. or b) modifications of the guarantees that covered the loans.

In consequence, the Group has implemented renegotiation programs which include options for the borrowers to extend payment terms, reduction in principal repayments, debt consolidations, and other forms of loan modifications that can be group per loan types as follows:

Commercial, financial and industrial loans – Due to the nature of these portfolios, renegotiations are made on an individual, ad-hoc basis, depending on borrower risk, profile and other factors.

Mortgage loans – Renegotiation programs mainly consist in extended payment terms offer to the borrower, as modifications of other contractual terms generally generate high operational costs, for example notary and legal expenses. There are two options in place: a) borrowers can either defer up to 6 overdue payments to the last period of the loan term, or b) reducing up to 12 loan amortization payments of principal by a maximum of 50% of the loan payments, the overdue principal is deferred and paid at a later date.

Installment loans to individuals – The renegotiation programs offer in this portfolio are generally: a) converting the revolving consumer credit card loans to installment, or b) depending on customer risk, profile and other factors, lower the applicable interest rate or extend the payment terms up to 60 months.

f)	Maximum exposure to credit risk and credit quality information

Maximum exposure to credit risk

The tables below represent the Group’s maximum exposure to credit risk by class of financial instrument (except  for Hedging Derivatives) and the respective collateral and other credit enhancements mitigating credit risk for these classes of financial instruments. The maximum exposure to credit risk includes the carrying amounts of financial instruments recognized on the balance sheet subject to credit risk and the notional amounts for off-balance sheet commitments.

Where available, collaterals are presented at fair value; for other collaterals such as real estate and other assets, best estimates of fair value are used. Other credit enhancements as guarantees are included at their notional amounts.

Collateral or guarantee is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default.  The Group’s collaterals or guarantees are contractual and are typically classified as follows:

-
Financial and other collateral, which enables us to recover all or part of the outstanding exposure by liquidating the collateral asset provided, in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity, bonds), collections rights or inventory, equipment and real estate are included in this category:

•	Cash collateral received - Cash collateral requested to Financial and Corporate customers to secure the payments in OTC derivative transactions

•	Collateralized by securities - Collaterals to secure the payments in repurchase and reverse repurchase agreements

•	Collection rights - Highly liquid and realizable guarantees, mainly stand-by letters and pledge on funds and securities

•	Real estate

-
Guarantee collateral, which complements the borrower’s ability to fulfill its obligation under the legal contract and as such is provided by third parties in the form of  individual guarantee by endorsement or co-signers, where individuals or companies act as guarantors of the loan transaction.

Commercial portfolio including its related collaterals and credit enhancements are subject to at least an annual review. In the case of guarantee collateral, the guarantor’s ability to perform under the guarantee contract is reviewed through an analysis of the financial position of the borrower and the guarantor. There are cases where the Group has attempted to seek recovery through the execution of a third party guarantee and have initially been denied such recovery.  Please see Note 2.g) for an explanation of how the credit ratings of guarantors affect our loan impairment reserves.

On the retail portfolio, a review of its collaterals and other credit enhancements is performed on a periodic basis depending on history of payment performance of the borrower.

For the real estate collaterals, appraisals are obtained as of the date of origination of the loans and when the financial asset is impaired.

The breakdown is as follows:

		01/01/2010
		Maximum Exposure to Credit Risk (1)		Collaterals		Other Credit Enhancements
	Maximum Exposure to Credit Risk	Unsecured	Secured	Cash Collateral Received	Collateralized by Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets held for trading	171,674				2,042
Other Financial assets at fair value through profit or loss	12,000				12,000
Available-for-sale financial assets	75,503
Loans and receivables:	253,617	149,135	104,482	16,038		45,067	83,108	171,607
Of which:
Loans and advances to credit institutions	36,152	36,152
Loans and advances to customers	212,665	108,183	104,482	16,038		45,067	83,108	171,607
Commercial credit	116,872	46,485	70,387	16,038		44,208	32,299	171,607
Public sector	19,649	15,194	4,455			859
Mortgage loans	29,640		29,640				50,809
Installment loans to individuals:
Revolving credit card	30,274	30,274
Non revolving loans	16,230	16,230
Debt instruments	4,800	4,800
Guarantees and loan commitments	27,960	27960
Available line of credits	93,402	93,402
	634,156	270,497	104,482	16,038	14,042	45,067	83,108	171,607

(1)   Relate to loans and receivables and available lines of credit in the maximum exposure to credit risk in the first column that are guaranteed for the collaterals and other credit enhancements disclosed in the table. As such, unguaranteed amounts are the amounts related to loans and receivables and available lines of credits that are not covered by any collateral or other credit enhancement.
Note the total secured amount differs from the total collaterals and other credit enhancements, as the first only refers to the loans and receivables and there are loans that could have multiple credit enhancements, and thus, certain loans and receivables have no credit enhancements.
(2)   Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is impaired.
(3)   Public sector’s collection rights are guaranteed by Mexican governmental entities.

12/31/2010
	Maximum Exposure to Credit Risk (1)		Collaterals		Other Credit Enhancements
Maximum Exposure to Credit Risk	Unsecured	Secured	Cash Collateral Received	Collateralized by Securities	Collection Rights (3)	Real Estate (2)	Guarantees
Financial assets held for trading	220,369				1,560
Other Financial assets at fair value through profit or loss	12,661				12,661
Available-for-sale financial assets	59,635
Loans and receivables:	279,437	155,531	123,906	16,664		62,219	117,481	245,333
Of which:
Loans and advances to credit institutions	37,605	37,605
Loans and advances to customers	236,840	112,934	123,906	16,664		62,219	117,481	245,333
Commercial credit	143,179	54,324	88,855	16,664		49,364	47,739	245,333
Public sector	15,841	15,594	247			12,855
Mortgage loans	35,776	972	34,804				69,742
Installment loans to individuals:
Revolving credit card	25,097	25,097
Non revolving loans	16,947	16,947
Debt instruments	4,992	4,992
Guarantees and loan commitments	26,947	26,947
Available line of credits	121,293	121,293
	720,342	303,771	123,906	16,664	14,221	62,219	117,481	245,333

(1)   Relate to loans and receivables and available lines of credit in the maximum exposure to credit risk in the first column that are guaranteed for the collaterals and other credit enhancements disclosed in the table. As such, unguaranteed amounts are the amounts related to loans and receivables and available lines of credits that are not covered by any collateral or other credit enhancement.
Note the total secured amount differs from the total collaterals and other credit enhancements, as the first only refers to the loans and receivables and there are loans that could have multiple credit enhancements, and thus, certain loans and receivables have no credit enhancements.
(2)   Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is impaired.
(3)   Public sector’s collection rights are guaranteed by Mexican governmental entities.

12/31/2010
	Maximum Exposure to Credit Risk (1)		Collaterals		Other Credit Enhancements
Maximum Exposure to Credit Risk	Unsecured	Secured	Cash Collateral Received	Collateralized by Securities	Collection Rights (3)	Real Estate (2)	Guarantees
Financial assets held for trading	231,785				1,514
Other Financial assets at fair value through profit or loss	21,589				21,598
Available-for-sale financial assets	61,416
Loans and receivables:	353,434	211,554	141,880	26,174		66,795	172,531	228,795
Of which:
Loans and advances to credit institutions	26,325	26,325
Loans and advances to customers	321,875	179,995	141,880	26,174		66,795	172,531	228,795
Commercial credit	173,357	101,110	72,247	26,174		44,467	52,490	228,795
Public sector	33,378	27,159	6,219			22,328
Mortgage loans	64,043	629	63,414				120,041
Installment loans to individuals:
Revolving credit card	28,637	28,637
Non revolving loans	22,460	22,460
Debt instruments	5,234	5,234
Guarantees and loan commitments	36,974	36,974
Available line of credits	96,009	96,009
	801,237	344,537	141,880	26,174	23,112	66,795	172,531	228,795

(1)   Relate to loans and receivables and available lines of credit in the maximum exposure to credit risk in the first column that are guaranteed for the collaterals and other credit enhancements disclosed in the table. As such, unguaranteed amounts are the amounts related to loans and receivables and available lines of credits that are not covered by any collateral or other credit enhancement.
Note the total secured amount differs from the total collaterals and other credit enhancements, as the first only refers to the loans and receivables and there are loans that could have multiple credit enhancements, and thus, certain loans and receivables have no credit enhancements.
(2)   Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is impaired.
(3)   Public sector’s collection rights are guaranteed by Mexican governmental entities.

The following table shows additional information regarding recoveries of guarantees related to Commercial credit loans – Middle-market corporations, during the years ended December 31, 2010 and 2011:

Year	Commercial Credit Loans – Middle Market Corporations	Commercial Credit Loans Secured by Guarantees – Middle Market Corporations	Loans Secured by Guarantees Ratio	Value of Guarantees Initially Denied during the Year	Non Performing Ratio	Total Recoveries to Date	Recovery Ratio
2010	61,221	26,849	44%	478	1.8%	403	84%(1)
2011	72,704	33,654	46%	435	1.3%	212	49%(2)

(1)	From 18 to 30 months from default (24 months in average)
(2)	From 6 to 18 months from default (12 months in average)

Credit quality information

For the commercial credit (except Small and medium-sized enterprises or SMEs) and public sector segments, in order to achieve equivalent internal ratings in the different models available and to make them comparable with the external ratings of rating agencies, the Group has developed a master rating scale. The equivalence is established through the probability of default associated with each rating. Internally calibrated PDs are compared against the default rates associated with the external ratings, which are published periodically by rating agencies. Internal rating scale and mapping of external ratings are as follows:

Internal Rating	Probability of Default	Equivalence with
		Standard & Poor’s	Moody’s
9.3	0.02%	AAA	Aaa
9.2	0.02%	AA+	Aa1
9.0	0.02%	AA	Aa2
8.5	0.04%	AA-	Aa3
8.0	0.06%	A+	A1
7.5	0.09%	A/A-	A2/A3
7.0	0.14%	A- / BBB+	A3/Baa1
6.5	0.23%	BBB+/BBB	Baa1/Baa2
6.0	0.36%	BBB	Baa2
5.5	0.57%	BBB-	Baa3
5.0	0.92%	BB+	Ba1
4.5	1.46%	BB	Ba2
4.0	2.33%	BB-	Ba3
3.5	3.71%	B+	B1
3.0	5.92%	B+/B	B1/B2
2.5	9.44%	B	B2
2.0	15.05%	B-	B3
1.5	24.00%	CCC	Caa1
1.0	38.26%	CC	Ca

For commercial credit (Small and medium-sized enterprises or SMEs), mortgage and installment loans (revolving credit cards and non-revolving loans), incurred losses are calculated using statistical methods without taking internal ratings into consideration. However, based on Mexican National Banking and Securities Commission criteria and a combination of internal scorecards, client financial information and qualitative criteria, ratings are assigned as follows:

Rating	Equivalence
A-1	Minimum Risk (Solid)
A-2	Low Risk (Outstanding)
B-1	Normal Risk (Good)
B-2	Normal Risk
B-3	(Satisfactory)
C-1	Normal Risk (Adequate)
C-2	Medium Risk (Weak)
D	High Risk (Poor)
E	Probable Loss

Credit quality information by rating category

The tables below represent the classification by rating category of the commercial credit and public sector loans and their related guarantees and loan commitments not recognized on the balance sheet:

	01/01/2010
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial credit	621	-	732	25	288	2,957	16,659	24,180	21,011	19,602	10,153	1,807	1,822	2,315	98	21	4	10	-	3,851	106,156
Public sector	-	-	1,010	7,977	6,760	-	338	643	534	2,383	5	-	-	-	-	-	-	-	-	-	19,650
	621	-	1,742	8,002	7,048	2,957	16,997	24,823	21,545	21,985	10,158	1,807	1,822	2,315	98	21	4	10	-	3,851	125,806

Financial instruments not recognized on the balance sheet
Guarantees	1,824	-	3,937	946	685	201	277	20	2,058	23	-	-	-	25	-	-	-	-	-	-	9,996
Loan commitments	49	-	710	439	1,430	808	1,962	2,764	5,735	2,665	492	70	106	639	-	-	-	-	-	-	17,869
	1,873	-	4,647	1,385	2,115	1,009	2,239	2,784	7,793	2,688	492	70	106	664	-	-	-	-	-	-	27,865
	2,494	-	6,389	9,387	9,163	3,966	19,236	27,607	29,338	24,673	10,650	1,877	1,928	2,979	98	21	4	10	-	3,851	153,671

	12/31/2010
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial credit	621	-	1	31	2,005	3,716	19,370	30,243	27,606	16,643	8,256	6,915	4,361	305	154	43	38	6	6	7,825	128,645
Public sector	-	-	618	-	5,463	-	1,419	640	7,293	398	4	6	-	-	-	-	-	-	-	-	15,841
	621	-	619	31	7,968	3,716	20,789	30,883	34,899	17,041	8,260	6,921	4,361	305	154	43	38	6	6	7,825	144,486

Financial instruments not recognized on the balance sheet
Guarantees	1,656	-	5,276	471	560	446	130	681	1,704	38	161	-	-	-	-	-	-	-	-	-	11,123
Loan commitments	119	-	445	258	260	128	2,762	3,910	2,277	2,556	876	1,603	439	127	-	6	-	-	-	-	15,766
	1,775	-	5,721	729	820	574	2,892	4,591	3,981	2,594	1,037	1,603	439	127	-	6	-	-	-	-	26,889
	2,396	-	6,340	760	8,788	4,290	23,681	35,474	38,880	19,635	9,297	8,524	4,800	432	154	49	38	6	6	7,825	171,375

	12/31/2011
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total

Commercial credit	-	-	-	10	2,208	8,441	16,338	30,223	34,778	17,615	17,471	16,423	1,959	1,153	224	15	233	-	18	7,034	154,143
Public sector	864	-	-	-	12,105	9	6,327	5,098	3,292	3,154	2,531	-	-	-	-	-	-	-	-	-	33,380
	864	-	-	10	14,313	8,450	22,665	35,321	38,070	20,769	20,002	16,423	1,959	1,153	224	15	233	-	18	7,034	187,523

Financial instruments not recognized on the balance sheet
Guarantees	5,263	-	4,598	455	869	793	460	650	1,490	875	31	59	-	-	-	-	-	-	-	155	15,698
Loan commitments	105	-	488	90	666	493	3,523	7,018	3,692	1,895	923	1,976	219	109	1	-	6	-	-	-	21,204
	5,368	-	5,086	545	1,535	1,286	3,983	7,668	5,182	2,770	954	2,035	219	109	1	-	6	-	-	155	36,902
	6,232	-	5,086	555	15,848	9,736	26,648	42,989	43,252	23,539	20,956	18,458	2,178	1,262	225	15	239	-	18	7,189	224,425

The tables below represent the classification by rating category of the commercial credit, mortgage, revolving credit card and non revolving loans and their related commitments not recognized on the balance sheet:

	01/01/2010
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial credit (SMEs)	9,752	40		110	412	85	104	107	39	72	10,721
Mortgage loans	27,266	-	1,906	-	-	186	-	268	12	-	29,638
Revolving credit card	767	-	22,561	-	-	3,751	-	2,666	225	303	30,273
Non revolving loans	13,701	-	564	-	-	378	-	585	72	927	16,227
	51,486	40	25,031	110	412	4,400	104	3,626	348	1,302	86,859

Financial instruments not recognized on the balance sheet
Available lines of credit	-	-	-	93,402	-	-	-	-	-	-	93,402
Guarantees	-	-	-	-	-	-	-	-	-	5	5
Loan commitments	-	-	-	-	-	-	-	-	-	90	90
	51,486	40	25,031	93,512	412	4,400	104	3,626	348	1,397	180,356

	12/31/2010
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial credit (SMEs)	13,684	4		177	320	61	109	58	41	72	14,526
Mortgage loans	30,322	-	3,931	-	-	180	-	310	1	1,031	35,775
Revolving credit card	694	-	20,196	-	-	2,440	-	1,558	210	515	25,098
Non revolving loans	13,635	-	2,045	-	-	218	-	415	119	-	16,947
	58,335	4	26,172	177	320	2,899	109	2,341	371	1,618	92,346

Financial instruments not recognized on the balance sheet
Available lines of credit	-	-	-	121,293	-	-	-	-	-	-	121,293
Loan commitments	-	-	-	-	-	-	-	-	-	58	58
	58,335	4	26,172	121,470	320	2,899	109	2,341	371	1,676	213,697

	12/31/2011
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial credit (SMEs)	17,948	9		322	428	47	151	197	37	72	19,211
Mortgage loans	49,685	-	12,635	-	45	960	-	13	23	683	64,044
Revolving credit card	3,165	-	7,113	14,555	-	2,475	-	1,206	122	-	28,636
Non revolving loans	14,336	-	3,772	2,174	-	1,126	-	469	9	575	22,461
	85,134	-	23,520	17,051	473	4,608	151	1,885	191	1,330	134,352

Financial instruments not recognized on the balance sheet
Available lines of credit	-	-	-	96,009	-	-	-	-	-	-	96,009
Guarantees	-	-	-	-	-	-	-	-	-	7	7
Loan commitments	-	-	-	-	-	-	-	-	-	65	65
	85,134	9	23,520	113,060	473	4,608	151	1,885	191	1,402	230,433

The following is a breakdown of the retail portfolio considered to be neither past due or impaired at January 1, 2010 and December 31, 2010 and 2011, classified by type of loan and by age of the oldest past-due amount:

Retail portfolio that are neither past due or impaired as of January 1, 2010:

		With Balances Past Due by

	With no Past Due	1 to 30 Days	31 to 60 Days	61 to 90 Days	Total

By type of loan:
Commercial credits(SMEs)	9,570	464	245	104	10,383
Mortgage	27,045	1,004	635	224	28,908
Installment loans to individuals
Of which:
Revolving consumer credit cards	26,077	1,548	955	-	28,580
Non revolving consumer	14.172	844	282	219	15,517
	76,864	3,860	2,117	547	83,388

Retail portfolio that are neither past due or impaired as of December 31, 2010:

		With Balances Past Due by
	With no Past Due	1 to 30 Days	31 to 60 Days	61 to 90 Days	Total

By type of loan:
Commercial credits(SMEs)	13,378	329	312	131	14,150
Mortgage	31,211	2,352	981	525	35,069
Installment loans to individuals
Of which:
Revolving consumer credit cards	22,770	583	468	-	23,821
Non revolving consumer	15,313	673	183	158	16,327
	82,672	3,937	1,944	814	89,367

Retail portfolio that are neither past due or impaired as of December 31, 2011:

		With Balances Past Due by
	With no Past Due	1 to 30 Days	31 to 60 Days	61 to 90 Days	Total

By type of loan:
Commercial credits (SMEs)	17,687	482	427	232	18,828
Mortgage	55,727	1,384	3,264	1,419	61,794
Installment loans to individuals
Of which:
Revolving consumer credit cards	26,728	611	407	-	27,746
Non revolving consumer	20,127	1,274	240	186	21,827
	120,269	3,751	4,338	1,837	130,195

13.   Hedging derivatives

a)   Breakdown

The breakdown by type of hedge of the derivatives qualifying for hedge accounting is as follows:

	01/01/2010		12/31/2010		12/31/2011
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Fair value hedges	11	25	35	28	-	147
Cash flow hedges	917	45	1,252	-	897	2,354
	928	70	1,287	28	897	2,501

b)  Quantitative information

Fair value hedges

As of January 1, 2010, the hedging derivative positions are as follows:

	Nominal (Million pesos)	Nominal (million)	Currency	Hedged Item

Interest Rate Swaps	902	902	Mexican pesos	Loans and receivables
Cross Currency Swaps	379	29	US Dollar	Loans and receivables

As of December 31, 2010, the hedging derivative positions are as follows:

	Nominal (Million pesos)	Nominal (million)	Currency	Hedged Item

Interest Rate Swaps	1,314	1,314	Mexican pesos	Loans and receivables
Cross Currency Swaps	333	27	US Dollar	Loans and receivables

As of December 31, 2011, the hedging derivative positions are as follows:

	Nominal (million)	Currency	Hedged Item

Interest Rate Swaps	2,832	Mexican pesos	Loans and receivables

These hedging derivatives hedge interest rate risk and foreign currency risk associated with the hedged items.

The fair value hedges carried out by the Group are extended in certain cases up to the year 2018.

For 2010 and 2011, the effect of valuation for the period of derivative financial instruments for fair value hedging purposes recorded in the consolidated income statements under Gains/(losses) on financial assets and liabilities (net) is 9 million pesos and (120) million pesos, respectively.

For 2010 and 2011, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recorded in the consolidated income statements in Gains/(losses) on financial assets and liabilities (net) is (11) million pesos and 115 million pesos, respectively.

Each of these hedging derivative instruments are presented in the balance sheet under Hedging derivatives.

Cash flow hedges

As of January 1, 2010 the positions in derivatives with cash flow hedging purposes are as follows:

	Nominal (million)	Currency	Hedged Item

Interest Rate Swaps	24,233	Mexican pesos	BPATs and BONDES
Interest Rate Swaps	29,750	Mexican pesos	Monetary Regulation Deposit

As of December 31, 2010 the positions in derivatives with cash flow hedging purposes are as follows:

	Nominal (Million pesos)	Nominal (million)	Currency	Hedged Item

Interest Rate Swaps	20,963	20,963	Mexican pesos	BPATs and BONDES
Interest Rate Swaps	15,845	15,845	Mexican pesos	Monetary Regulation Deposit
Cross Currency Swaps	3,581	290	US Dollar	Loans and receivables

As of December 31, 2011 the positions in derivatives with cash flow hedging purposes are as follows:

	Nominal (Million pesos)	Nominal (million)	Currency	Hedged Item

Interest Rate Swaps	12,690	12,690	Mexican pesos	BPATs and BONDES
Interest Rate Swaps	15,845	15,845	Mexican pesos	Monetary Regulation Deposit
Cross Currency Swaps	17,306	1,241	US Dollar	Loans and receivables
Cross Currency Swaps	3,266	180	Euro	Loans and receivables
Cross Currency Swaps	3,869	825	UDIS	UDIBONDS

These hedging derivatives hedge interest rate risk and foreign currency risk associated with the hedged items.

As of December 31, 2010 and 2011, the Group maintains a balance under the heading of Valuation adjustments - Cash flow hedge of 547 million pesos and 393 million pesos (see Note 30), respectively, which refers to the remnant of the accumulated gain of the effective part of the hedging derivative that was recognized in Shareholders' equity as part of comprehensive income during the period of time that the hedges were efficient. Such balance is being amortized based on the original term of the forecast transaction. The term of such amortization matures between 2013 and 2015. The remaining amount of the total valuation adjustment for cash flow hedge reflected in the consolidated Other Comprehensive Income consisted of Accumulated gain on effective cash flow hedges currently in effect.

The cash flow hedges performed by the Group are extended in certain cases up to the year 2025 for securities classified as Available-for-sale, up to the year 2014 for the Monetary Regulation Deposit and up to the year 2022 for the loans and receivables denominated in foreign currencies.

The effective part of the cash flow hedges recognized in Shareholders' equity as part of comprehensive income is adjusted to the lower value in absolute terms of the gain or loss from the derivative and the cumulative change in the fair value of the cash flow hedges from the hedged item. For 2010 and 2011 the amounts of (29) million pesos and (114) million pesos were recognized in the consolidated income statement under the heading of Gains/(losses) on financial assets and liabilities (net) for the inefficient part of the cash flow hedges.

A reconciliation of Valuation adjustments – Cash flow hedges during 2010 and 2011, were as follows:

	2010	2011
Valuation adjustments	2,398	996
Amounts transferred to income statements	(1,478)	(1,312)
Of which:
Income from hedging derivatives swaps and discontinued hedge accounting (Note 36)	(1,556)	(1,476)
Cash flow hedges inefficiencies (Note 41)	29	114
Others	49	50
	920	(316)

Management of the Group estimates that cash flows which are hedged as forecasted transactions that will affect results will occur during the period from January 2012 to December 2025.

Management of the Group believes that the derivative financial instruments for cash flow hedging purposes discussed above fairly hedge the financial margin and profits against changes in market variables such as interest and exchange rates for up to the amounts hedged.

Management of the Group states that the effectiveness of the hedges of primary positions to IRS Swaps and Cross Currency Swaps is significant.

The breakdown of the estimated cash flows of the cash flow hedges are as follows:

	Less than 3 months	Between 3 months and 1 year	Between 1 year and 5 years	More than 5 years	Total

Cash flows to be received	608	1,635	1,186	259	3,688
Cash flows to be paid	428	1,125	597	209	2,359

Note 47.a. contains a breakdown of the residual maturity periods of hedging derivatives.

14.	Non-current assets held for sale

The breakdown of Non-current assets held for sale is as follows:

	01/01/2010	12/31/2010	12/31/2011

Non-current assets held for sale	-	7,501	-
Of which:
Seguros Santander, S.A.(Note 35)	-	7,457	-
Goodwill (Note 18)	-	44	-
Tangible assets	260	310	464
Of which:
Foreclosed assets	369	451	620
Impairment losses	(109)	(141)	(156)
	260	7,811	464

The total amount of assets classified as non-current assets held for sale are intended for sale up to one year through the completion of auctions.

Foreclosed assets

In 2010 and 2011 the Group recognized a gain of 17 million pesos and 54 million pesos, respectively, under Gains/(losses) on disposal of Non-current assets held for sale not classified as discontinued operations.

To account for the acquired and foreclosed assets, the Group initially records the property at the lesser value between the amount of the debt (net of allowances) and the fair value of the acquired or foreclosed asset less the estimated selling costs. If the fair value (less selling costs) is lower than the amount of the debt, the difference is recognized within the caption Impairment losses on other assets (net) in the consolidated income statement for the period. Subsequent to initial recognition, the asset is measured at the lower of fair value (less selling costs) and the amount initially recognized. The fair value of this type of asset is determined by management based on market evidence obtained from valuations performed by qualified professionals.

As of January 1, 2010, the net balance of the Foreclosed assets was made up of 185 million pesos of assets for residential use, 66 million pesos of assets for tertiary use (industrial, commercial or offices) and 9 million pesos of assets for agricultural use; 176 million pesos, 120 million pesos and 14 million pesos as of December 31, 2010, respectively, and 387 million pesos, 68 million pesos and 9 million pesos as of December 31, 2011, respectively.

In 2010 and 2011, none of the sales of these assets were financed by any entity of the Group.

We obtained updated appraisals as of the date of origination of the new loans and on the foreclosure date supporting the estimated fair value.

a)  Changes

The changes in foreclosed assets in the consolidated balance sheet were as follows:

Foreclosed Assets

Cost:
Balances at January 1, 2010	369
Additions	174
Disposals	(88)
Balances at December 31, 2010	455
Additions	493
Disposals	(324)
Balances at December 31, 2011	624

Impairment:
Balances at January 1, 2010	(109)
Additions	(65)
Disposals	29
Balances at December 31, 2010	(145)
Additions	(70)
Disposals	55
Balances at December 31, 2011	(160)

Balances at January 1, 2010	260
Balances at December 31, 2010	310
Balances at December 31, 2011	464

15.	Investments in associates

a)	Breakdown

The breakdown by company of Investments in associates is as follows:

	01/01/2010	12/31/2010	12/31/2011

Servicio Panamericano de Protección, S.A. de C.V.	284	-	-
Total Investment in Associates	284	-	-
Of which:
Mexican Pesos	284	-	-
Of which:
Unlisted	284	-	-

b)	Changes

The changes in Investments in associates were as follows:

	01/01/2010	12/31/2010	12/31/2011

Beginning balance	284	284	-
Disposals (Note 3)	-	(284)	-
Of which:
Servicio Panamericano de Protección, S.A. de C.V.	-	(284)	-
Balance at year end	284	-	-

During November 2010, the Group sold the total equity (21.05%) held in Servicio Panamericano de Protección, S.A. de C.V. The selling price was 191 million pesos, resulting in a loss of 93 million pesos that was recorded in the consolidated income statement under Gains/(losses) on disposal of assets not classified as non-current assets held for sale.

16.	Liabilities under insurance contracts and Reinsurance assets

The breakdown of Liabilities under insurance contracts and Reinsurance assets in the consolidated balance sheets is as follows:

	01/01/2010
	Direct Insurance and Reinsurance Assumed	Reinsurance Ceded	Total (Balance Payable)

Liabilities under insurance contracts and Reinsurance assets

Unearned premiums and unexpired risks	868	(296)	572
Life insurance:
Unearned premiums and risks Mathematical provisions	1,906	-	1,906
Claims outstanding	418	(107)	311
Other technical provisions	257	(34)	223
	3,449	(437)	3,012

As indicated in Note 3, the insurance business of the Group has been sold in 2011. The main products offered, which were aimed at individual customers who were, in turn, customers of the Group were life and non-life insurance policies and unit-linked-type savings products where the investment risk was borne by the policyholder.

17.	Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheet were as follows:

Property, Plant and Equipment

Cost:
Balances at January 1, 2010	8,475
Additions	489
Disposals	(479)
Transfer to discontinued operations (Note 35)	(25)
Balances at December 31, 2010	8,460
Additions (*)	765
Disposals	(304)
Balances at December 31, 2011	8,921

Accumulated depreciation:
Balances at January 1, 2010	(2,770)
Additions	(621)
Disposals	409
Transfer to discontinued operations (Note 35)	10
Balances at December 31, 2010	(2,972)
Additions	(617)
Disposals	275
Balances at December 31, 2011	(3,314)

Balances at January 1, 2010	5,705
Balances at December 31, 2010	5,488
Balances at December 31, 2011	5,607
(*) These additions include the net additions of 12 million pesos of Tangible assets originated from the acquisition of GE México (Note 4).

b)  Breakdown

The breakdown by asset class of Property, plant and equipment for own use in the consolidated balance sheet is as follows:

	Cost	Accumulated Depreciation	Impairment Losses	Carrying Amount

Buildings	6,512	(2,013)	-	4,499
IT equipment and fixtures	604	(320)	-	284
Furniture and vehicles	1,021	(437)	-	584
Others	338	-	-	338
Balances at January 1, 2010	8,475	(2,770)	-	5,705

Buildings	6,548	(2,171)	-	4,377
IT equipment and fixtures	521	(329)	-	192
Furniture and vehicles	1,030	(472)	-	558
Others	361	-	-	361
Balances at December 31, 2010	8,460	(2,972)	-	5,488

Buildings	6,770	(2,473)	-	4,297
IT equipment and fixtures	582	(337)	-	245
Furniture and vehicles	1,087	(504)	-	583
Others	482	-	-	482
Balances at December 31, 2011	8,921	(3,314)	-	5,607

18.	Intangible assets – Goodwill

a)  Breakdown

The breakdown of Goodwill based on the companies giving rise thereto is as follows:

	01/01/2010	12/31/2010	12/31/2011

GE México (Note 4)	-	-	1,588
Seguros Santander, S.A.	44	-	-
	44	-	1,588

b)  Changes

The changes in Goodwill were as follows:

	01/01/2010	12/31/2010	12/31/2011

Beginning balance	44	44	-
Additions (Note 4)	-	-	1,588
Transfer to discontinued operations (Note 14)	-	(44)	-
Balance at year end	44	-	1,588

c)  Impairment test

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. It is only recognized as goodwill when the business combinations are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis, and impaired goodwill is written off if appropriate.

For the purposes of the impairment analysis, goodwill is allocated to one or more cash-generating units expected to benefit from the synergies arising from business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from other assets or groups of assets. Each unit or units to which goodwill is allocated:

    •   Is the lowest level at which the entity manages goodwill internally.

    •   Is not larger than an operating segment.

The cash-generating units to which goodwill has been allocated are tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually as of December 31 and always if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the higher value between the fair value less costs to sell and its value in use. Value in use is calculated as the discounted value of the cash flow projections that the Group estimates and is based on the latest budgets approved for the next three years. The principal hypotheses are a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows is equal to the cost of the capital assigned to each cash-generating unit, which is made up of the risk-free rate plus a risk premium.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are not valued at fair value, the deterioration of goodwill attributable to minority interests will be recognized. No impairment of goodwill attributable to the minority interests may be recognized.

In any case, impairment losses on goodwill can never be reversed. Impairment losses on goodwill are recognized under the heading Impairment losses on other assets (net) - Goodwill and other intangible assets in the accompanying consolidated income statements.

The main assumptions used in the calculation of the impairment are as follows:

Hypotheses

Basis of valuation	Value in use: discounted cash flows
Period of projection of cash flows (1)	5 years
Perpetual cash flow	(2)
Discount rate (6)	9.4%
Of which:
Cost of Equity(3)	14.8%
Cost of Debt (4) Equity Structure (5)	7.31% 28% 28% Equity / 72% Debt

(1)
The period of projections of cash flow are prepared using internal budgets and growth plans of the Management, based on historical data, market expectations and conditions such as industry growth and inflation.

(2)	The perpetual cash flow has been calculated based on the following formula over the last cash flow estimated [D*(1+g)//i-g)]*(1+i)^-5, where:
-   D = Last estimated cash flow (2016).
-   g = Perpetual growth (0%).
-    i = Discount rate (9.4%).

(3)	The Cost of Equity has been calculated based on the following formula Rf+(ß*Pr) where:
-   Rf = Risk free rate (Average of the Sovereign Mexican Bond – 10 years -) (6.92%).
-β = Beta  (1.08).
-   Pr = Premium Risk  (7.34%).

(4)	The Cost of Debt has been calculated based on the actual pre-tax financing cost of the Group.

(5)
The Equity Structure has been calculated based on the following formula Equity/(Total Liability+Equity). The Debt Structure has been calculated based on the following formula Debt/(Total Liability+Equity)

(6)	The Discount rate has been calculated based on the following formula (Cost of Equity*Equity Structure) + (Cost of Debt*Debt Structure)

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Group's Management in 2011, the Group has not recognized any impairment losses on Goodwill.

19.	Intangible assets - Other intangible assets

a)	Changes

The changes in Other intangible assets in the consolidated balance sheet were as follows:

Intangible Assets with Finite Useful Life

Cost:
Balances at January 1, 2010	3,450
Additions	878
Disposals	(1,366)
Balances at December 31, 2010	2,962
Additions	869
Disposals	(245)
Balances at December 31, 2011	3,586

Accumulated amortization:
Balances at January 1, 2010	(1,645)
Additions	(777)
Disposals	1,366
Impairment	(27)
Balances at December 31, 2010	(1,083)
Additions	(844)
Disposals	245
Impairment	(30)
Balances at December 31, 2011	(1,712)
Balances at January 1, 2010	1,805
Balances at December 31, 2010	1,879
Balances at December 31, 2011	1,874

b)	Breakdown

The breakdown of Other intangible assets in the consolidated balance sheet is as follows:

	Estimated Useful Life	Cost	Accumulated Amortization	Impairment Losses	Carrying Amount

IT developments	3 years	3,358	(1,611)	-	1,747
Others	10 years	92	(34)	-	58
Balances at January 1, 2010		3,450	(1,645)	-	1,805

IT developments	3 years	2,870	(1,010)	-	1,860
Others	10 years	92	(46)	(27)	19
Balances at December 31, 2010		2,962	(1,056)	(27)	1,879

IT developments	3 years	3,494	(1,620)	-	1,874
Others	10 years	92	(35)	(57)	-
Balances at December 31, 2011		3,586	(1,655)	(57)	1,874

20.	Other assets

The breakdown of Other assets is as follows:

	01/01/2010	12/31/2010	12/31/2011

Insurance premiums receivable	1,414	-	-
Credit card operating balances	393	497	349
Insurance commissions receivable	-	450	497
Prepayments	276	172	662
Bank branches operating balances	192	162	148
Net pension plan assets	58	77	53
Indemnification assets (Note 4)	-	-	1,098
Other	1,224	930	1,619
	3,557	2,288	4,426

21.	Deposits from Central Bank and Deposits from credit institutions

The breakdown by classification, type and currency of the balance is as follows:

	01/01/2010	12/31/2010	12/31/2011

Classification:
Other financial liabilities at fair value through profit or loss	60,860	47,218	45,707
Financial liabilities at amortized cost	10,229	19,674	29,486
	71,089	66,892	75,193
Type:
Reciprocal accounts	3,217	3,095	14,009
Time deposits	-	617	8,006
Overnight deposits	1,826	10,695	2,371
Central Bank deposits	2,613	700	-
Reverse repurchase agreements	60,860	47,218	45,707
Other demand accounts	2,549	4,539	5,043
Accrued interest	24	28	57
	71,089	66,892	75,193
Currency:
Mexican Pesos	65,103	54,905	62,736
US Dollar	5,984	11,987	12,456
Other currencies	2	-	1
	71,089	66,892	75,193

The amount included in Central Bank deposits corresponds to a Liquidity Auction (Suba) with 12 days maturity and 28 days maturity, at an annual interest rate of 0.68% and 4.87% at January 1, 2010 and at December 31, 2010, respectively.

Note 47.a. includes a breakdown of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates. In addition, Note 47.c. contains the fair value amounts of these liabilities classified as Deposits from credit institutions.

22.	Customer deposits

The breakdown by classification, type and currency of the balance of Customer deposits is as follows:

	01/01/2010	12/31/2010	12/31/2011

Classification:
Other financial liabilities at fair value through profit or loss	59,376	65,021	72,562
Financial liabilities at amortized cost	246,177	281,043	316,086
	305,553	346,064	388,648
Type:
Reverse repurchase agreements	59,376	65,021	72,562
Demand deposits:
Current accounts	130,779	156,840	177,986
Saving accounts	26	25	24
Other demand deposits	7,121	9,984	9,122
Of which:
Collateral received for OTC transactions(Note 34)	2,511	6,028	3,342
Others	4,610	3,956	5,780
Time deposits:
Fixed-term deposits	108,063	114,007	128,695
Accrued interest	188	187	259
	305,553	346,064	388,648
Currency:
Mexican Pesos	276,396	318,012	360,652
US Dollar	29,156	28,042	27,985
Other currencies	1	10	11
	305,553	346,064	388,648

Note 47.a. includes a breakdown of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates. In addition, Note 47.c. contains the fair value amounts of these liabilities classified as Customers deposits.

23.	Subordinated liabilities

a)	Breakdown

    The breakdown of the balance of Subordinated liabilities is as follows:

				01/01/2010
				Outstanding Issue Amount in Foreign Currency	Annual Interest Rate (%)

Currency of Issue	01/01/2010	12/31/2010	12/31/2011

US Dollar	3,933	-	-	300 million	LIBOR + between 1.1 basis points (bps) and 1.2 bps
Balance at year end	3,933	-	-

b)	Changes

     The changes in Subordinated liabilities were as follows:

	2010	2011
Beginning balance	3,933	-
Interests paid	(141)	-
Redemptions	(3,792)	-
Of which:		-
Banco Santander S.A.(Spain)	(2,848)	-
Bank of America Corporation	(944)	-
Balance at year end	-	-

Issuance and redemption of Subordinated liabilities

On September 23, 2010, the Group, with the prior authorization of Banco de México, made the advance payment of the total amount of the unsecured convertible debentures and the interest accrued as of that date, in accordance with the following:

1.
Advance payment for USD 151,000,000, which refers to USD 150,000,000 in preferred, unsecured subordinated debentures, which could be converted into Series B shares of Banca Serfin (BSERFIN04), currently, the Bank, issued on November 30, 2004, through its branch located in Nassau, Bahamas, to their holders Banco Santander (Spain) and Bank of America Corporation. The amount paid to the holders included principal and interest.

2.
Advance payment for USD 152,000,000, which refers to USD 150,000,000 in preferred, unsecured subordinated debentures, which could be converted into Series B shares of Banca Serfin (BSERFIN05D), currently, the Bank, issued on March 31, 2005, through its former branch located in Nassau, Bahamas, to their holders Banco Santander (Spain) and Bank of America Corporation.  The amount paid to the holders included principal and interest.

24.	Marketable debt securities

a)	Breakdown

The breakdown by classification and type of issue of Marketable debt securities is as follows:

	01/01/2010	12/31/2010	12/31/2011

Classification:
Financial liabilities at amortized cost	5,137	12,005	23,894
	5,137	12,005	23,894
Type:
Structured bank bonds	1,024	1,134	1,329
Promissory notes	3,865	5,790	2,232
Unsecured bonds	248	5,081	20,333
	5,137	12,005	23,894

Note 47.a. contains a breakdown of the residual maturity periods of Marketable debt securities at each year-end and of the related average interest rates in each year.

b)	Changes

The changes in Marketable debt securities classified as financial liabilities at amortized cost were as follows:

	2010	2011
Beginning balance	5,137	12,005
Issues	1,524,610	3,151,854
Of which:
Structured bank bonds	12,067	5,403
Promissory notes	1,507,543	3,131,221
Unsecured bonds	5,000	15,230
Of which:
Banco Santander (México), S.A.	1,524,610	3,151,854
Redemptions	(1,517,822)	(3,140,072)
Of which:
Structured bank bonds	(11,997)	(5,266)
Promissory notes	(1,505,667)	(3,134,764)
Unsecured bonds	(158)	(42)
Of which:
Banco Santander (México), S.A.	(1,517,822)	(3,140,072)
Accrued interest	80	107
Balance at year end	12,005	23,894

c)	Other disclosures

On April 19, 2007, the Board of Directors of the Group authorized an issuance program for up to USD 4,000,000,000 or its Mexican pesos equivalent. The program will allow for the placement of different instruments with varying maturities on the market according to applicable provisions within a period not exceeding five years. On October 26, 2011, the Board of Directors increased the total amount of debt issuance in local and international markets up to USD 6,500,000,000.

As of January 1, 2010 the balance of the issues performed by the Group under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Structured bank bonds	98	01/28/2010	3%
Structured bank bonds	76	05/23/2013	IPC, S&P 500, Dow Jones and Euro Stoxx 50
Structured bank bonds	100	06/25/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured bank bonds	749	07/30/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
	1,023
Accrued interest	1
	1,024

Promissory notes	3	01/11/2010	4.50%
Promissory notes	4	01/07/2010	4.43%
Promissory notes	4	01/07/2010	4.50%
Promissory notes	13	01/08/2010	4.50%
Promissory notes	15	01/15/2010	4.23%
Promissory notes	23	02/04/2010	4.67%
Promissory notes	26	01/04/2010	4.55%
Promissory notes	44	01/04/2010	4.50%
Promissory notes	60	01/07/2010	4.60%
Promissory notes	64	01/04/2010	4.75%
Promissory notes	65	01/04/2010	4.75%
Promissory notes	76	01/21/2010	4.60%
Promissory notes	84	01/07/2010	4.55%
Promissory notes	101	01/07/2010	4.55%
Promissory notes	459	02/26/2010	4.86%
Promissory notes	552	04/29/2010	5.06%
Promissory notes	639	05/28/2010	5.07%
Promissory notes	716	03/30/2010	5.11%
Promissory notes	874	01/29/2010	4.83%
	3,822
Accrued interest	43
	3,865

Unsecured bonds	191	04/16/2013	Guaranteed rate subject to IPC yield
Unsecured bonds	50	07/15/2013	Guaranteed rate subject to IPC yield
	241
Redemptions	(18)
Accrued interest	25
	248

As of December 31, 2010 the balance of the issues performed by the Group under the aforementioned program is as follows:

	Amount	Maturity Date	Rate
Structured bank bonds	168	01/28/2011	3%
Structured bank bonds	76	05/23/2013	IPC, S&P 500, Dow Jones and Euro Stoxx 50
Structured bank bonds	100	06/25/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured bank bonds	749	07/30/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
	1,093
Accrued interest	41
	1,134

Promissory notes	1,290	01/03/2011	5.50%
Promissory notes	12	01/04/2011	4.55%
Promissory notes	2	01/04/2011	4.55%
Promissory notes	33	01/03/2011	4.55%
Promissory notes	13	01/04/2011	4.55%
Promissory notes	1	01/06/2011	4.50%
Promissory notes	1	01/07/2011	4.50%
Promissory notes	4	01/11/2011	4.50%
Promissory notes	4	01/14/2011	4.50%
Promissory notes	5	01/17/2011	4.50%
Promissory notes	1	01/19/2011	4.50%
Promissory notes	8	01/21/2011	4.50%
Promissory notes	4	01/24/2011	4.60%
Promissory notes	361	02/25/2011	4.78%
Promissory notes	448	04/29/2011	4.70%
Promissory notes	7	03/18/2011	4.55%
Promissory notes	656	01/31/2011	4.87%
Promissory notes	7	01/31/2011	4.87%
Promissory notes	1,220	02/04/2011	5.25%
Promissory notes	553	03/30/2011	4.75%
Promissory notes	500	11/04/2011	5.12%
Promissory notes	50	05/23/2011	4.65%
Promissory notes	518	05/31/2011	4.70%
	5,698
Accrued interest	92
	5,790

Unsecured bonds	191	04/16/2013	Guaranteed rate subject to IPC yield
Unsecured bonds	50	07/15/2013	Guaranteed rate subject to IPC yield
Unsecured bonds	5,000	04/18/2013	TIIE + 12 bps
	5,241
Redemptions	(175)
Accrued interest	15
	5,081

 As of December 31, 2011 the balance of the issues performed by the Group under the aforementioned program is as follows:

	Amount	Maturity Date	Rate
Structured bank bonds	76	05/23/2013	IPC, S&P 500, Dow Jones and Euro Stoxx 50
Structured bank bonds	100	06/25/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured bank bonds	749	07/30/2013	IPC, Dow Jones, Euro Stoxx 50 and Nikkei 225
Structured bank bonds	10	07/11/2014	TIIE
Structured bank bonds	92	05/29/2014	TIIE
Structured bank bonds	105	06/25/2013	1%
Structured bank bonds	28	01/05/2012	6%
Structured bank bonds	70	01/26/2012	3%
	1,230
Accrued interest	99
	1,329

Promissory notes	39	01/02/2012	4.50%
Promissory notes	11	01/03/2012	4.50%
Promissory notes	2	01/04/2012	4.49%
Promissory notes	5	01/12/2012	4.50%
Promissory notes	8	01/19/2012	4.57%
Promissory notes	1	01/25/2012	4.50%
Promissory notes	47	01/27/2012	4.50%
Promissory notes	135	01/12/2012	4.40%
Promissory notes	1,777	02/17/2012	4.85%
Promissory notes	130	04/03/2012	4.45%
	2,155
Accrued interest	77
	2,232

Unsecured bonds	5,000	04/18/2013	TIIE + 12 bps
Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	3,700	04/16/2013	TIIE + 15 bps
Unsecured bonds	5,000	01/27/2014	TIIE + 20 bps
Unsecured bonds	730	01/27/2014	TIIE + 20 bps
Unsecured bonds	2,800	09/21/2016	TIIE + 50 bps
Unsecured bonds	1,300	09/21/2016	TIIE + 50 bps
Unsecured bonds	191	04/16/2013	Guaranteed rate subject to IPC yield
Unsecured bonds	50	07/15/2013	Guaranteed rate subject to IPC yield
	20,471
Redemptions	(217)
Accrued interest	79
	20,333

25.	Other financial liabilities

The breakdown of Other financial liabilities balance is as follows:

	01/01/2010	12/31/2010	12/31/2011

Trade payables	973	809	814
Dividend payable	4,000	6,400	11,350
Collection accounts:
Tax payables	611	600	762
Unsettled financial transactions	4,827	4,604	7,960
Other financial liabilities (*)	1,844	1,313	1,421
	12,255	13,726	22,307

(*) These figures include the remaining balance of the financial liability owed to the Mexican Bank Savings Protection Institute.

Unsettled financial transactions include repurchase agreements with a settlement between 1 and 4 days, primarily with the national clearing house, and detailed as follows:

	01/01/2010	12/31/2010	12/31/2011
Unsettled financial transactions Of which:
M and M0 Mexican Government Bonds	3,260	2,212	6,755
Federal Treasury Securities (CETES)	426	432	567
Federal Mexican Government Development Bonds in UDIS (UDIBONDS)	30	389	615
Mexican Bank Saving Protection Bonds (BPATs)	21	747	-
Equity instruments	341	287	21
Derivative instruments – options	749	444	-
Other financial instrument	-	93	2
	4,827	4,604	7,960

Other financial liabilities:

	01/01/2010	12/31/2010	12/31/2011

Retentions related to loans (*)	230	644	840
IPAB contingency	1,279	325	258
Other payable account	335	344	323
	1,844	1,313	1,421

 (*)These amounts correspond to temporary retention accounts for customers that have their payroll deposits with the Bank and to whom the Bank has granted a loan.

Mexican Bank Savings Protection Institute Contingency

As of December 31, 2010 and 2011 the Group was the defendant in various legal proceedings and claims brought against them by clients as a result of the Group´s acquisition of Grupo Financiero Serfin, S.A. and Subsidiaries (hereinafter, “Grupo Financiero Serfin”) in May 23, 2000 to the Mexican Bank Savings Protection Institute (hereinafter, IPAB) (see Note 43). Later in 2006 Grupo Financiero Serfin merged with Grupo Financiero Santander, S.A. de C.V. and subsidiaries (currently the Group), wherein the Group was the surviving company.

At the time of the acquisition, Grupo Financiero Serfin faced certain legal proceedings and claims brought by third parties and was taken over by the IPAB Law. The IPAB provided indemnities to the Group, thereby releasing the Group from liabilities exceeding the fixed amount of 637 million pesos, arising from  legal, tax and labor contingencies generated by the operations of Grupo Financiero Serfin through the date of the acquisition. In connection with this arrangement, Grupo Financiero Serfin recognized the fixed liability of 637 million pesos, which accrues interest at the CETES 28 days (Federal Treasury Securities) rate.

On September 30, 2010, the Group paid principal and interest of 905 million pesos. As of December 31, 2010 and 2011, the remaining balance of the IPAB liability and related accrued interest is 279 million pesos and 258 million pesos, respectively, which, at the discretion of the IPAB, may either be reimbursed to the IPAB, in which case IPAB is obligated to absorb all remaining contingencies, or it may be used to directly pay contingencies until the liability is reduced to zero.

26.	Provisions

a)	Breakdown

The breakdown of Provisions is as follows:

	01/01/2010	12/31/2010	12/31/2011

Provisions for pensions and similar obligations	1,856	1,852	1,795
Provisions for tax and legal matters	1,646	1,474	1,409
Provisions for off-balance sheet risk	5,048	4,869	2,513
Other provisions	371	485	434
Provisions	8,921	8,680	6,151

b)	Changes

The changes in Provisions were as follows:

	2010					2011
	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-balance Sheet Risk	Other Provisions	Total	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off-balance Sheet Risk	Other Provisions	Total

Balances at beginning of year	1,856	1,646	5,048	371	8,921	1,852	1,474	4,869	485	8,680
Additions charged to income:
Interest expense and similar charges	154	-	-	-	154	183	-	-	-	183
Personnel expenses – Defined Benefit Plan (Note 44)	150	-	-	-	150	182	-	-	-	182
Personnel expenses – Defined Contribution Plan (Note 44)	192	-	-	-	192	143	-	-	-	143
Actuarial (gains)/losses recognized in the year	59	-	-	-	59	85	-	-	-	85
Period provisions	-	412	(177)	268	503	-	219	(2,356)	162	(1,975)
Contributions from the employer	(212)	-	-	-	(212)	(328)	-	-	-	(328)
Payments to pensioners and pre-retirees with a charge to internal provisions	(163)	-	-	-	(163)	(193)	-	-	-	(193)

Other payments (*)	-	(585)	-	(132)	(717)	-	(314)	-	(165)	(479)
Payments to Defined Contribution Plan	(184)	-	-	-	(184)	(128)	-	-	-	(128)
Transfers and other changes	-	1	(2)	(22)	(23)	(1)	30	-	(48)	(19)
Balances at end of year	1,852	1,474	4,869	485	8,680	1,795	1,409	2,513	434	6,151

(*) Included in these amounts, are payments made by the Group to the Tax Administration Service of 329 million pesos in 2010 and 48 million pesos in 2011 due to the fact that the Group was not retaining income tax in their derivative transactions with certain counterparties.

c)	Provisions for pensions and similar obligations

Under Mexican Labor Law, the Group is liable for severance payments and seniority premiums to employees terminated under certain circumstances as well as other obligations derived from the collective bargaining agreement.

During the year the Group estimates and records the net periodic cost to create a fund that covers the net projected obligation from seniority premiums and pensions, medical expenses and severance payments calculations that are based on the projected unit credit method. These estimates are related to the obligations derived to Mexican Labor Law as well as the obligations derived from the collective bargaining agreement. Therefore, the liability is accrued at the present value of future cash flows required to settle the obligation from benefits projected to the estimated retirement date of the Group’s employees.

Based on the current collective bargaining agreements and individual employment contracts, the Group has a liability for postretirement benefits that requires the full payment of certain medical expenses of such employees and their family members upon retirement.

Prior to January 1, 2006, the Group offered a defined benefit medical expense pension plan to all eligible employees (and their families), that upon retirement provided for the payment of 100% of medical expenses due to illness or accidents. Under this plan, the Group accrues the estimated medical expense based upon actuarial calculations during the period of employment up to the date of retirement.

Provisions for post-employment plans under the defined benefit plan amounted to 1,856 million pesos as of January 1, 2010 and 1,844 million pesos and 1,780 million pesos as of December 31, 2010 and 2011, respectively.

Beginning January 1, 2006, the Group introduced a new defined contribution medical expenses pension plan referred to as the Retirement Medical Coverage Plan. All individuals employed after January 1, 2006 were automatically enrolled in the new defined contribution medical expense plan. Employees with more than 6 months of service as of January 1, 2006 were given the option of remaining under the defined benefit medical expense plan or transferring to the Retirement Medical Coverage Plan. Under the new program, the Group pays pre-established cash amounts to a given investment fund.  An employee´s benefits consists of the sum of such contributions, plus or minus the gains or losses from the management of such funds.

The Group recognized as personnel expenses in the consolidated income statement 192 million pesos and 143 million pesos, 2010 and 2011, respectively, (see Note 44) related to the defined contribution plan.

The investment fund of the defined benefit pension plan was 3,436 million pesos as of January 1, 2010 and 3,884 million pesos and 3,917 million pesos as of December 31, 2010 and 2011, respectively.

As of January 1, 2010 and December 31, 2010 and 2011, approximately 4.03%, 3.31% and 2.88% of the Group’s employees, respectively, were still enrolled in the defined benefit pension plan while the remainder of the employees were enrolled in the defined contribution pension plan.

As of December 31, 2010 and 2011, approximately 69.08% and 73.92% of the Group´s employees enrolled in the defined contribution plan have been included in the new Retirement Medical Coverage plan.

The breakdown of Provisions for pensions and similar obligations is as follows:

	01/01/2010	12/31/2010	12/31/2011

Provisions for post-employment plans
Of which: defined benefit	1,856	1,844	1,780
Provisions for defined contribution plan	-	8	15
Provisions for pensions and similar obligations	1,856	1,852	1,795

For the following disclosures, we have aggregated the liabilities related to the defined benefit pension plan and the defined benefit plan for medical expenses.

The amount of the defined benefit obligations was determined using the following actuarial techniques:

1.	Valuation method: projected unit credit method which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: The most significant actuarial assumptions used in the calculations were as follows:

	Defined benefit plans
	12/31/2010	12/31/2011

Annual discount rate	9.0%	8.75%
Mortality tables	EMSSA 1997	EMSSA 1997
Expected return on plan assets	9.0%	8.5%
Cumulative annual Consumer Price Index growth	4.0%	4.0%
Annual salary increase rate	5.0%	5.0%
Annual minimum salary increase rate	4.0%	4.0%
Medical cost trend rates	7.12%	7.12%

The determination of the discount rate considered the term and performance of high credit quality corporate bonds.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The funding status of the defined benefit obligations is as follows:

	Defined benefit plans
	01/01/2010	12/31/2010	12/31/2011

Present value of the obligations:
To current employees	476	374	424
Vested obligations to retired employees	1,150	1,485	1,538
Other	3,476	4,059	4,457
	5,102	5,918	6,419
Less:
Fair value of plan assets	3,246	3,674	3,721
Unrecognized actuarial (gains)/losses	-	400	918
Provisions – Provisions for pensions	1,856	1,844	1,780
Of which:
Internal provisions for pensions	1,856	1,844	1,780

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Defined benefit plans
	2010	2011

Current service cost (Note 44)	150	182
Interest cost	475	511
Expected return on plan assets	(321)	(328)
Extraordinary items:
Actuarial (gains)/losses recognized in the year	59	85
	363	450

The changes in the present value of the accrued defined benefit obligations were as follows:

	Defined benefit plans
	2010	2011

Present value of the obligations at beginning of year	5,102	5,918
Current service cost	150	182
Interest cost	475	511
Benefits paid	(452)	(520)
Actuarial (gains)/losses	686	338
Other	(43)	(10)
Present value of the obligations at end of year	5,918	6,419

An increase of one percent in the assumed medical cost trend rate for each year would have resulted in an additional accumulated defined benefit obligation of 3,352 million pesos and 4,277 million pesos as of December 31, 2010 and 2011, respectively, and 358 million pesos and 444 million pesos increase in the charge for the year, respectively. A decrease of one percent in the medical cost trend rate for each year would have resulted in lower defined benefit obligation of 2,586 million pesos and 3,409 million pesos as of December 31, 2010 and 2011, respectively, and 274 million pesos and 349 million pesos decrease in the charge for the year, respectively.

The changes in the fair value of plan assets linked to pensions were as follows:

	Defined benefit plans
	2010	2011

Fair value of plan assets at beginning of year	3,246	3,674
Actual return on plan assets	524	68
Contributions from the employer	212	328
Benefits paid	(289)	(330)
Other	(19)	(19)
Fair value of plan assets at end of year	3,674	3,721

The major categories of plan assets as a percentage over the total plan assets is as follows:

	Defined benefit plans
	01/01/2010	12/31/2010	12/31/2011

Equity instruments	39%	38%	26%
Debt instruments	61%	62%	74%

In 2012 the Group expects to make contributions to fund its defined benefit pension obligations for amounts similar to those made in 2011.

The following table shows the estimated benefits payable at December 31, 2011 for the next ten years:

Benefit payments
2012	572
2013	509
2014	480
2015	492
2016	468
2017 to 2021	2,250
Total estimated benefits payable	4,771

d)	Other disclosures

In July 2001, the Group executed a collective lifetime payment insurance operation agreement for certain retirees with Principal Mexico Compañía de Seguros, S.A. de C.V. (hereinafter, “Principal”). Such agreement establishes that with the payment of the single premium by the Group, Principal commits to paying insured retirees a lifetime payment until the death of the last insured retiree.

Under such agreement, the Group’s net worth would not be affected in the future by these insured persons, since the risk was transferred to Principal. However, in order to record the Group’s legal obligation to its retirees in the consolidated balance sheets, the Group records the projected benefit obligation of the insured retirees surrendered to Principal under the heading of Provisions - Provisions for pensions and similar obligations, and a long-term account receivable with Principal, which is recorded under the heading of Provisions - Provisions for pensions and similar obligations for the funds that it transferred thereto. The amount of the projected benefits obligation was calculated at the close of the year, based on the estimates used for labor liabilities and the remaining personnel. As of January 1, 2010 and as of December 31, 2010 and 2011, such liability was 868 million pesos, 1,021 million pesos and 1,001 million pesos, respectively. For presentation purposes is eliminated against the equivalent balance under without any impact in the consolidated balance sheet.

e)	Provisions for tax and legal matters

i. Tax-related proceedings

The Group is a party to various tax claims for which it has recorded total provisions of 495 million pesos, 258 million pesos and 193 million pesos as of January 1, 2010 and as of December 31, 2010 and 2011, respectively. The main tax-related proceedings concerning the Group were as follows:

-
On April 16, 2007, the Group filed a proceeding for annulment against the ruling issued by the Tax Administration Service which, among other items, determined a tax liability of 109 million pesos related to the 2003 tax year for income tax, inflation adjustments, surcharges and fines.

This proceeding was sent to the Seventh Regional Metropolitan Court of the Federal Tax Court for study and the respective ruling. On August 21, 2007, the Court issued notification regarding the admission of this lawsuit, together with the requirement that the Group submit certain evidence, which has since been filed.

On August 14, 2008, the Group was notified of the agreement in which the defendant authority filed a motion for reconsideration against the admission decree.

On August 20, 2008, the response to the motion for reconsideration filed by the defendant authority was submitted, for which reason the Group is waiting for the Chamber to issue its ruling accepting such response as filed.

On March 12, 2009, the Group was notified of the interlocutory judgment declaring that the constitutional appeal filed by tax authorities was unfounded.

On March 19, 2009, the Group’s expert appeared to accept his designation in this trial, having filed his report on April 15 of that year.

Accordingly, the file was turned over to the court clerk responsible for preparing the preliminary judgment as of October 25, 2010, where the agreement on the report submitted by the defendant authority’s expert is currently being prepared.

In this regard, on November 19, 2010 a letter was filed requesting a copy of the report submitted by the defendant authority’s expert.

Currently, the Group is waiting for ruling on the accounting report submitted by the aforementioned expert and on the related copy requested.

The total amount of losses paid by the Group arising from this tax proceeding in 2011 is not material with respect to these consolidated financial statements.

ii.   Other tax issues

The Group operates a branch in Nassau through which it carries out tax free operations principally involving transactions with financial derivative instruments.  The Mexican tax authorities have reviewed the operations of the Nassau branch and determined that the Group is liable for Mexican withholding taxes. During December 2009, the Group negotiated a settlement with the Mexican tax authorities for cumulative back withholding taxes on transactions carried out from 2004 through 2009.  Payments rendered amounted to 40 million pesos in 2009, 329 million pesos in 2010 and 48 million pesos in 2011.

iii. Non-tax-related proceedings

As of January 1, 2010 and as of December 31, 2010 and 2011 as a result of its business activities the Group has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, management and its internal and external legal, tax and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome. As of January 1, 2010 and as of December 31, 2010 and 2011, the Group has recorded provisions for the amounts of 1,124 million pesos, 1,213 million pesos and 1,198 million pesos respectively, which based on the opinion of its internal and external legal advisers, management has assessed losses to be probable. Management consider such provisions to be adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recorded provisions.

The total amount of payments made by the Group arising from litigation in 2010 and 2011 is not material with respect to these consolidated financial statements.

During 2010 and 2011 the amount paid by the Group to external lawyers was 144 million pesos and 151 million pesos, respectively, for the management of all the outstanding claims.

f)	Provisions for off-balance sheet risks

The provision for off-balance sheet risks is estimated with the same methodology used for calculating the impairment of loans and receivables. Refer to Note 2.g. above for further description.

The breakdown of the off-balance sheet risks is as follows:

	01/01/2010	12/31/2010	12/31/2011

Available line of credits	4,988	4,808	2,432
Guarantees and loan commitments of commercial and public sector loans	60	61	81
	5,048	4,869	2,513

27.	Other liabilities

The breakdown of the balance of Other liabilities is as follows:

	01/01/2010	12/31/2010	12/31/2011

Sundry creditors	1,505	1,811	2,406
Customer cash balances undrawn	718	1,637	2,937
Accrued personnel obligations	1,675	1,362	1,160
Other obligations	631	1,121	959
Credit card operation balances	711	626	404
	5,240	6,557	7,866

28.	Tax matters

a)	Income Tax expense

The components of income tax expense for 2010 and 2011 are as follows:

	2010	2011

Current tax expense:
Tax expense (benefit) for current year	2,083	4,268
Adjustments for prior years	-	-
Deferred tax expense (benefit):
Origination and reversal of temporary difference, unused tax losses and tax credits	2,366	545
Effect of changes in tax law and/or tax rate	-	-
Adjustments for prior years	-	-
Total Income Tax expense	4,449	4,813

b)	Income Tax reconciliation

The reconciliation of the Income tax expense calculated at the standard tax rate to the income tax expense recognized and the breakdown of the effective tax rate are as follows:

	2010	2011

Consolidated profit before tax
Of which:
Continuing operations	16,156	18,324
Discontinued operations (Note 35)	704	6,086
Income tax at 30%
Of which:
Continuing operations	4,847	5,497
Discontinued operations- amount transferred to discontinued operations (Note 35)	211	1,826
Increase/(Decrease) due to permanent differences
Of which:
Due to effect of inflation	(463)	(545)
Due to effect of property, plant and equipment	(10)	(141)
Due to effect of non-deductible expenses, non-taxable income and others	75	2
Income tax	4,449	4,813

Effective tax rate	27.54%	26.27%
Current tax liability	75	812

Income tax	4,449	4,813
Of which:
Current tax	2,083	4,268
Deferred taxes	2,366	545

c)	Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in consolidated equity:

	2010	2011

Net tax credited/(charged) to equity:
Measurement of Available-for-sale – Debt instruments	(226)	32
Measurement of Available-for-sale – Equity instruments	48	120
Measurement of Financial Derivatives (Cash flow hedges)	(276)	95
	(454)	247

d)	Deferred taxes

Major components of the Group’s gross deferred income tax assets and liabilities are as follows:

	01/01/2010	12/31/2010	12/31/2011
Total deferred tax assets pre offsetting	15,577	16,050	14,291

Of which:
Property, plant and equipment and deferred charges	922	874	1,292
Accumulated liabilities	942	1,130	1,514
Impairment losses	10,647	11,176	9,366
Unrealized losses on financial instruments	1,339	210	328
Net operating losses carryforward	-	-	97
Capital losses carryforward	853	1,145	774
Labor obligations	425	397	374
Fees and interest collected in advance	425	555	546
Other	24	563	-

Total deferred tax liabilities pre offsetting	(2,013)	(5,279)	(3,099)

Of which:
Unrealized gains on financial instruments	(1,776)	(3,964)	(2,077)
Exchange rate derivatives	(63)	(627)	(466)
Prepayments	(84)	(70)	(131)
Labor obligations	(3)	(3)	(4)
Other	(87)	(615)	(421)

After offsetting, deferred tax assets and liabilities are presented on the balance sheets as follows:

	01/01/2010	12/31/2010	12/31/2011
Presented as deferred tax assets (*)	13,616	10,814	11,246
Presented as deferred tax liabilities	(52)	(43)	(54)
Net	13,564	10,771	11,192

(*) This amount also represents the deferred tax asset whose realization is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit). This is due to (1) deferred taxes that are recognized directly to equity and (2) the acquisition and disposal of entities as part of ordinary activities.

The changes in the total deferred tax assets and liabilities, pre offsetting, in the last three years were as follows:

	01/01/2010	(Charge)/ Credit to Income	(Charge)/ Credit to Other Comprehensive Income	Transfer to Discontinued Operations	Other Movements	12/31/2010

Deferred tax assets	15,577	473	-	-	-	16,050
Deferred tax liabilities	(2,013)	(2,839)	(454)	27	-	(5,279)
	13,564	(2,366)	(454)	27	-	10,771

	12/31/2010	(Charge)/ Credit to Income	(Charge)/ Credit to Other Comprehensive Income	Increase to Goodwill (Generated as a Result of GE México Acquisition)	Other Movements	12/31/2011

Deferred tax assets	16,050	(1,759)	-	710	-	14,291
Deferred tax liabilities	(5,279)	1,214	247		9	(3,099)
	10,771	(545)	247	710	9	11,192

As of December 31, 2010 and 2011, no deferred tax assets were recognized for the following items:

	12/31/2010	12/31/2011

Expiring in 2012	-	-
IETU loss carryforwards expiring after subsequent period	-	567
IETU losses tax credits	-	567

The amounts presented above have been adjusted for Mexican inflation as permitted by Mexican tax law and refer to IETU losses tax credits carryforwards.

The Group did not include the benefit of tax credit for IETU losses tax credit carryforwards, which cannot be used to reduce future ISR income.  As the Group believes that ISR liabilities will be higher than IETU liabilities for the foreseeable future, the future realization of the IETU benefit carryfowards is not deemed to be probable.

29.	Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Group, including the portion attributed to them of profit for the year.

a)	Breakdown

The breakdown by subsidiary of Equity - Non-controlling interests is as follows:

	01/01/2010	12/31/2010	12/31/2011

Equity as of balance sheet date attributable to non-controlling interests:
Of which:
Banco Santander (México), S.A.	5	6	7
Almacenadora Somex, S.A., de C.V.	4	4	4
	9	10	11
Profit for the year attributable to non-controlling interests:
Of which:
Banco Santander (México), S.A.	-	1	1

b)	Changes

The changes in Non-controlling interests are summarized as follows:

	2010	2011

Beginning balance	9	10
Profit for the year attributable to non-
controlling interests	1	1
Balance at year end	10	11

The foregoing changes are shown in the consolidated statement of changes in equity.

30.	Valuation adjustments

The balances of Valuation adjustments include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity through the statement of changes in equity (recognized income and expense) until they are extinguished or realized, when they are recognized definitively as shareholders’ equity through the consolidated income statement. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the comprehensive income statement includes the changes to “Valuation adjustments” as follows:

1.
Valuation Gains/(losses): includes the amount of the income, net of the expenses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this item, even if in the same year they are transferred to the consolidated income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

2.
Amounts transferred to consolidated income statement: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the consolidated income statement.

3.	Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

The amounts of these items are recognized gross, including the amount of the valuation adjustments relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a)	Available-for-sale financial assets

Valuation adjustments – Available-for-sale financial assets includes the net amount of unrealized changes and exchange differences in the fair value of assets classified as Available-for-sale financial assets (see Notes 9 and 10).

The breakdown by type of instrument of Valuation adjustments - Available-for-sale financial assets at December 31, 2010 and 2011 is as follows:

	12/31/2010				12/31/2011
			Net				Net
			Revaluation				Revaluation
	Revaluation	Revaluation	Gains/	Fair	Revaluation	Revaluation	Gains/	Fair
	Gains	Losses	(Losses)	Value	Gains	Losses	(Losses)	Value

Debt instruments	1,762	(140)	1,622	59,635	128	(240)	(112)	61,416
Equity instruments	15	(175)	(160)	791	17	(4)	13	166

At the end of each year, the Group makes an assessment of whether there is any objective evidence that any of the Available-for-sale securities (debt and equity instruments) are impaired. The analysis includes, but is not limited to, the changes in the fair value of each asset, information about the issuer’s solvency and business, the near-term prospects of the issuer, the existence of any default or material change in the issuer, the trend in both net income and the dividend pay-out policy of the issuer, information about significant changes with an adverse effect that have taken place in the environment in which the issuer operates, changes in general economic conditions, whether a security’s fair value is a consequence of factors intrinsic to such investment or, rather are consequence of uncertainties about the country’s or the overall economy, independent analyst reports and forecasts and other independent market data. The Group also analyzes on a security-by-security basis the effect on the recoverable amount of each equity security of the significance and length of the decline in the fair value below cost.

If after completing the abovementioned analysis the Group considers that the presence of one or several of these factors could impact the recoverable amount, an impairment loss is recognized in the profit and loss account. Additionally, in all circumstances, if the Group does not have the intent and ability to retain our investment in a debt or equity instrument for a period of time sufficient to allow for the anticipated recovery of its costs, the instrument is written down to fair value.

A summary of changes in the cumulative valuation adjustments recorded to available-for-sale securities is as follows:

	Debt Instruments	Equity Instruments	Total

Balance at January 1, 2010	(31)	412	381
Valuation adjustments	1,622	(160)	1,462
Amounts transferred to earnings	(869)	-	(869)
Income taxes	(226)	48	(178)
Balance at December 31, 2010	496	300	796
Valuation adjustments	(112)	13	(99)
Amounts transferred to earnings	4	(411)	(407)
Income taxes	33	119	152
Balance at December 31, 2011	421	21	442

b)	Cash flow hedges

Valuation adjustments - Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see Note 13). A reconciliation of the accumulated gain on the effective portion of the hedging to the cumulative valuation adjustment for cash flow hedges is presented as follows:

2011
Accumulated gain on cash flow hedges currently in effect	677
Accumulated gain related to canceled hedges wherein gains remain in OCI due to the effectiveness of the hedge (Note 13)	393
Accumulated cash flow hedge inefficiency	(140)
Balance at December 31, 2011	930

31.	Shareholders’ equity

a)	Share capital

As of January 1, 2010 and as of December 31, 2010 and 2011, capital stock, at par value, was as follows:

	Number of Shares			Total Par Value in Millions
	01/01/2010	12/31/2010	12/31/2011	01/01/2010	12/31/2010	12/31/2011

Fixed capital:
Series "F" Shares	1,078,456,241	1,078,456,241	1,078,456,241	4,078	4,078	4,078
Series "B" Shares	1,739,931,948	1,739,931,948	1,739,931,948	6,578	6,578	6,578

Variable capital:
Series "F" Shares	2,385,852,904	2,385,852,904	2,385,852,904	9,020	9,020	9,020
Series "B" Shares	1,582,153,820	1,582,153,820	1,582,153,820	5,982	5,982	5,982
	6,786,394,913	6,786,394,913	6,786,394,913	25,658	25,658	25,658

At all times, Series “F” shares shall represent at least 51% of common stock and may only be directly or indirectly acquired by a foreign financial institution, as defined by the Law on Financial Groups (hereinafter, “LRAF”). Series “B” shares can represent up to 49% of common stock, may be freely subscribed and are subject to the provisions of Article 18 of the LRAF.

Foreign corporations that exercise functions of authority may not participate under any circumstances in the capital of the Group. National financial entities cannot do either, including those which form part of the Group, except when they act as institutional investors, pursuant to article 19 of the LRAF.

b)	Share premium

Share premium includes the amount paid up by the Group's shareholders in capital issues in excess of the par value.

The Mexican General Law of Corporations (Ley General de Sociedades Mercantiles) expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions as to its use.

c)	Accumulated reserves

c.1) Legal reserve

The Group and its subsidiaries, except the Bank, are subject to the legal provision whereby at least 5% of net profits each year must be separated and transferred to a capital reserve fund until reaching the equivalent of 20% of paid in common stock. With regard to the Bank, the legal provision requires the creation of a legal reserve equal to 10% of net profits until reaching 100% of paid-in common stock. The reserve fund cannot be distributed to the Shareholders during the existence of the aforementioned entities, except in the form of a stock dividend.

As of January 1, 2010 and as of December 31, 2010 and 2011, the Group and its subsidiaries are in accordance with the maximum percentage of legal reserve established.

c.2) Retained earnings

It includes the accumulated profit not distributed to Shareholders and the impact of the valuation adjustments as a consequence of the transition to IFRS as it is explained in Note 51.

c.3) Dividend policy and payment of dividends

If dividends are distributed without incurring the tax applicable to the Group, such tax must be paid when the dividend is distributed. Therefore, the Group must keep track of profits subject to each rate.

Capital reductions will incur taxation on the excess of the amount distributed against its tax value, as set forth in the Income Tax Law.

Annual Ordinary General Meeting of December 22, 2010, the meeting adopted the following resolutions:

-
The amount of 6,400 million pesos was assigned from the Retained earnings account for the future declaration of dividends payable to Shareholders. The amount of 6,400 million pesos was paid to Shareholders on February 2, 2011.

Annual Ordinary General Meeting of May 13, 2011, the meeting adopted the following resolutions:

-
The amount of 2,500 million pesos was assigned from the Retained earnings account for the future declaration of dividends payable to Shareholders. The amount of 2,500 million pesos was paid to Shareholders on March 3, 2012.

Annual Ordinary General Meeting of December 16, 2011, the meeting adopted the following resolutions:

-
The amount of 8,850 million pesos was assigned from the Retained earnings account for the future declaration of dividends payable to Shareholders. The amount of 8,850 million pesos was paid to Shareholders on March 3, 2012.

The aforementioned dividend paid to Shareholders was not taken from the Net tax retained earnings account.

d)	Other information

On June 9, 2010 Banco Santander  (Spain) announced that it had reached agreement with Bank of America Corporation to acquire the 24.9% minority interest which the latter held in the Group. The amount of the transaction was 32,150 million pesos (equivalent to USD 2,500 million), which was paid in cash.

The transaction was completed on September 23, 2010 by Santusa Holding, S.L., a subsidiary of Banco Santander (Spain). After this transaction Banco Santander  (Spain) holds 99.9% of the Group.

32.	Minimum capital requirements

Financial institutions are required to maintain regulatory capital that reflects the risk that they take from their operations according to the rules established by the Commission.

The minimum capital requirements calculated using the Mexican Banking GAAP for the Bank is as follows:

	01/01/2010	12/31/2010	12/31/2011

Computable capital:	64,229	69,791	73,144
Core capital	71,059	79,234	91,667
Supplementary capital	994	1,088	1,469
Deductible items	(7,824)	(10,531)	(19,992)

Capital requirements:	42,783	35,893	39,472
Market risk	24,106	12,755	14,376
Credit risk	15,566	18,838	21,387
Operational risk	3,111	4,300	3,709

Excess of capital requirements	21,466	33,898	33,672

Risk-weighted assets	534,789	448,657	493,405

As of January 1, 2010 and as of December 31, 2010 and 2011, in accordance with the capitalization requirements applicable to full service banks in effect, the Bank presents the following capitalization ratios, which exceeds the minimum legal required by the Commission:

	01/01/2010	12/31/2010	12/31/2011

Net Capital / Required Capital	1.50	1.94	1.85
Minimum capital requirements	N/A	N/A	N/A

Basic Capital / Assets subject to Credit and Market Risk	11.82%	15.31%	14.53%
Minimum capital requirements	N/A	N/A	N/A

Net Capital / Assets subject to Credit Risk	33.01%	29.64%	27.36%
Minimum capital requirements	N/A	N/A	N/A

Net Capital / Assets subject to Credit, Market and Operating Risk	12.01%	15.56%	14.82%
Minimum capital requirements	8%	8%	8%

33.	Memorandum accounts

Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets, including contingent commitments.

a)	Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

Contingent commitments	01/01/2010	12/31/2010	12/31/2011

Available line of credits	93,402	121,293	96,009
Guarantees and loan commitments of commercial and public sector loans	27,865	26,889	36,902
Guarantees and loan commitments of commercial loans (SMEs)	95	58	72
Total	121,362	148,240	132,983

34.	Derivatives - Notional amounts and market values of trading and hedging derivatives

The breakdown of the fair value and notional amount of trading derivative assets as of January 1, 2010 and as of December 31, 2010 and 2011, is as follows:

	01/01/2010		12/31/2010		12/31/2011
Trading	Nominal	Asset	Nominal	Asset	Nominal	Asset

Futures:
Foreign Currency Futures	928	21	370	-	1,586	48
Interest Rate Futures	2,065,526	2,306	32,098	373	6,149	310
Index Futures	2,185	18	1,292	7	3,789	64

Forwards:
Foreign Currency Forwards	51,658	2,063	202,657	4,799	64,984	4,245
Fx Spot	-	10	-	64	-	33
Interest Rate Forwards	-	-	2,270	99	1,600	35
Equity Forwards	15,062	3,051	6,534	455	4,848	117

Options:
Foreign Currency Options	7,572	131	23,148	421	23,794	255
Interest Rate Options	42,901	716	102,049	1,590	118,874	1,864
Index Options	6,542	1,119	12,900	1,429	11,169	998
Equity Securities Options	8,772	6,112	35,178	7,539	10,465	279

Swaps:
Interest Rate Swaps	1,598,869	47,768	1,449,296	62,168	1,411,802	49,063
Cross Currency Swaps	124,612	14,688	186,193	17,910	256,319	27,181

	3,924,627	78,003	2,053,985	96,854	1,915,379	84,492

As of January 1, 2010 77,788 million pesos (assets) are OTC derivatives of the total amount of the trading portfolio (96,595 million pesos as of December 31, 2010 and 84,336 million pesos as of December 31, 2011).

The breakdown of the fair value and notional amount of hedging derivative assets as of January 1, 2010 and as of December 31, 2010 and 2011, is as follows:

	01/01/2010		12/31/2010		12/31/2011
Hedging	Nominal	Asset	Nominal	Asset	Nominal	Asset

Cash flow:
Interest Rate Swaps	41,303	917	36,808	1,216	28,535	842
Cross Currency Swaps	-	-	3,581	36	3,869	55

Fair value:
Cross Currency Swaps	379	11	333	35	-	-
	41,682	928	40,722	1,287	32,404	897
TOTAL ASSET	3,966,309	78,931	2,094,707	98,141	1,947,783	85,389

The breakdown of the fair value and notional amount of trading derivative liabilities as of January 1, 2010 and as of December 31, 2010 and 2011, is as follows:

	01/01/2010		12/31/2010		12/31/2011
Trading	Nominal	Liability	Nominal	Liability	Nominal	Liability

Futures:
Foreign Currency Futures	583	4	3,519	46	373	16
Interest Rate Futures	860,986	451	2,125,035	2,626	1,945,481	3,894
Index Futures	10,589	52	16,355	396	4,645	111

Forwards:
Foreign Currency Forwards	61,672	2,653	184,849	4,442	98,406	5,714
Fx Spot	-	12	-	102	-	41
Interest Rate Forward	-	-	-	-	1,740	35
Equity Forward	19,975	3,879	9,916	617	8,210	224

Options:
Foreign Currency Options	10,184	222	26,542	468	26,030	380
Interest Rate Options	102,640	2,878	161,165	3,680	196,400	4,013
Index Options	6,916	936	10,226	1,307	99,806	1,583
Equity Securities Options	5,205	3,503	32,729	3,757	7,219	205

Swaps:
Interest Rate Swaps	1,637,615	44,684	1,506,865	54,409	1,376,177	43,655
Cross Currency Swaps	142,415	16,686	173,698	19,400	237,631	27,647

	2,858,780	75,960	4,250,899	91,250	4,002,118	87,518

As of January 1, 2010 75,883 million pesos (liabilities) are OTC derivatives of the total amount of the trading portfolio (90,695 million pesos as of December 31, 2010 and 86,926 million pesos as of December 31, 2011).

The breakdown of the fair value and notional amount of hedging derivative liabilities as of January 1, 2010 and as of December 31, 2010 and 2011, is as follows:

	01/01/2010		12/31/2010		12/31/2011
Hedging	Nominal	Liability	Nominal	Liability	Nominal	Liability

Cash flow:
Interest Rate Swaps	12,680	45	-	-	-	-
Cross Currency Swaps	-	-	-	-	20,572	2,354

Fair value:
Interest Rate Swaps	902	25	1,314	28	2,832	147
	13,582	70	1,314	28	23,404	2,501
TOTAL LIABILITIES	2,872,362	76,030	4,252,213	91,278	4,025,522	90,019

As of January 1, 2010 and as of December 31, 2010 and 2011 the collateral submitted to operate with derivative transactions in organized markets are as follows:

		01/01/2010	12/31/2010	12/31/2011

Collateral submitted :
Of which:
Mercado Mexicano de Derivados, S.A. de C.V. (Mexder)	Cash	2,866	7,593	7,569
Chicago Mercantile Exchange	Cash	45	216	265
Banco Santander (Spain)	Cash	114	3	76
		3,025	7,812	7,910

Guarantee deposits cover transactions in interest rate futures, futures based on the Mexican Stock Exchange Prices and Quotations Index (IPC), US Dollar and Mexican Peso futures and listed option futures.

The guarantees and/or collateral delivered for the derivative financing transactions as of January 1, 2010 and as of December 31, 2010 and 2011 are as follows:

		01/01/2010	12/31/2010	12/31/2011

Loans and receivables – Loans and advances to credit institutions:
Of which (Note 8):
Mexican financial institutions	Cash	551	1,550	3,261
Foreign financial institutions	Cash	12,462	7,302	15,003
		13,013	8,852	18,264
Financial assets held for trading –
Debt instruments:
Of which(Note 9):
Mexican financial institutions	Bonds	2,042	1,560	1,514
		2,042	1,560	1,514

The guarantees and/or collateral received for the derivative financing transactions as of January 1, 2010 and as of December 31, 2010 and 2011 are as follows:

		01/01/2010	12/31/2010	12/31/2011

Customer deposits:
Of which (Note 22) :
Mexican financial institutions	Cash	879	1,563	1,108
Foreign financial institutions	Cash	1,632	4,465	2,234
		2,511	6,028	3,342

Upon executing transactions with OTC derivatives, the Group agrees to deliver and/or receive collateral to cover any exposure to market risk and the credit risk of such transactions. Such collateral is contractually agreed to with each of the counterparties.

Currently, debt securities, mainly government bonds, are posted as collateral for transactions with domestic finance companies; cash deposits are used for transactions with foreign financial entities and institutional customers.

The notional and/or contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Group since the net position in these financial instruments is the result of offsetting and/or combining them. The net position is used by the Group basically to hedge interest rate, underlying asset price or foreign currency risk. The results on these financial instruments are recognized under Gains/(losses) on financial assets and liabilities in the consolidated statements of income and increase or offset, as appropriate, the gains or losses on the investments hedged.

The Group manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collateral for its risk positions.

The cumulative credit risk exposure is presented in terms of Equivalent Credit Risk (hereinafter, “ECR”). ECR is composed of the current exposure of the contract (mark to market in case of derivatives) plus the Potential Future Exposure (hereinafter, “PFE”) which is defined as the maximum expected credit exposure over a specified period of time calculated at 97.5% level of confidence and that expresses its potential evolution. This metric is internally used for management purposes.

ECR by Profiles Methodology introduces the concept of Exposure Profile per deal, where exposure may vary depending on the time-band considered. There is not a unique exposure figure per deal. However, many exposures figure as time-bands are affected each time-band exposure equals the maximum exposure within the time-band. Deals risk aggregation requires adding up exposures of each of the time-bands. For derivatives, where ECR = Current Exposure (MTM) + Notional x Risk Factor (Potential Future Exposure –PFE-), this PFE figure is not unique but it is calculated for each of the time-bands.

The Counterparty Credit Risk Area in a monthly basis compares notional amounts considered to calculate PFE vs. notional amounts recorded in the accounting books; also compares MTM amounts considered for the Current Exposure of the ECR, against MTM amounts recognized also in the accounting books.

As of December 31, 2010 and 2011 the cumulative credit risk exposure of the Group was 289,945 million pesos and 227,612 million pesos, respectively.

35.	Discontinued operations

a)	Description of divestments

Seguros Santander, S.A.

In November 2011, the Group completed the sale of its insurance business to Inversiones ZS America, a holding company created by Banco Santander (Spain). The sale was undertaken in connection with a plan to form a strategic alliance to strengthen insurance sales channel through the Group’s bank branches network in Mexico with the Zurich insurance group, which ultimately acquired 51% of Inversiones ZS America to Banco Santander (Spain).

As the disposal of the Mexican insurance operations within a 12 month period became highly probable in 2010, the insurance business is classified as held for sale and presented as discontinued operations in the 2010 and 2011 consolidated balance sheet and consolidated income statements.

The sales price for 99.99% of the shares of Seguros Santander, S.A. held by the Group was 7,441 million pesos, which generated an after-tax profit of 4,260 million pesos. This amount was recorded by the Group in November 2011 once this sale had been concluded pursuant to contractual clauses; the resulting effects were subsequently recognized in the consolidated income statement as Profit from discontinued operations (net).

Under the terms of the contract, the Group and Gesban México will continue to provide administrative services and market insurance policies in return for commission income. In addition, the tangible goods property of the disposed business will be maintained on the Group’s premises, unless or until such time Zurich and Inversiones ZS America agree otherwise or the contract is concluded.

As a result of these events:

-       For 2010 and 2011, all revenues and costs relating to the discontinued operation are reported in the consolidated income statement as Profit from discontinued operations (net).

-       All current and non-current assets relating to discontinued operations at December 31, 2010 have been reclassified in the consolidated balance sheet as Non-current asset held for sale.

-       All liabilities (excluding equity) relating to discontinued operations at December 31, 2010 have been reclassified in the consolidated balance sheet as Liabilities associated with non-current asset held for sale.

Elavon Merchant Services Mexico

On December 22, 2009, the Group and Elavon Merchant Services Mexico (hereinafter, “Elavon”) entered into an agreement in which the Group sold 50% of its interest in its merchant services business.

In January 2010, certain clauses and considerations of the agreement were fulfilled including the payment of the selling price and the approval of the transaction by the relevant authorities, resulting in the substantial transfer of the interest sold to Elavon.

In 2010, the Group recognized an after-tax profit of 387 million pesos (555 million pesos pre-tax), in the consolidated income statement as Profit from discontinued operations (net). The contribution of the merchant services business to the Group’s revenues and net income prior to the disposal transaction is immaterial. Similarly, the merchant services business had an immaterial effect on the Group’s operating, investing and financing cash flows.

b)	Profit or loss and net cash flows from discontinued operations of Seguros Santander, S.A.

The breakdown of the profit or loss from discontinued operations is set forth below.

The comparative figures were presented in order to include the operations classified as discontinued.

	2010	2011
Net interest income	290	266
Income from companies accounted for using
the equity method	3	3
Gains/(losses) on financial assets and liabilities	58	7
Other operating income (net)	489	736
Total income	840	1,012
Other general administrative expenses	(127)	(126)
Depreciation and amortization	(5)	(4)
Impairment losses on financial assets	(4)	-
Operating profit before tax (Note 28)	704	882
Income tax (Note 28)	(211)	(268)
	493	614
Gain on disposal of operation	-	4,724
Income tax	-	(1,078)
	-	3,646
Profit from discontinued operations (net) (*)	493	4,260

(*) In order to reconcile the profit from discontinued operations registered in the consolidated income statement, it must be considered the profit generated in the Elavon transaction explained above (387 million pesos, after-tax).

Additionally, following is a breakdown of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

The comparative figures were restated in order to include the operations classified as discontinued.

	12/31/2010	10/31/2011

Cash flows from operating activities	803	614
Cash flows from investing activities	(1)	-
Cash flows from financing activities	(800)	-

c)	Assets and liabilities Seguros Santander, S.A.

The breakdown of the assets and liabilities associated with the operations classified as held for sale in 2010 is as follows:

2010

Assets:
Financial assets held for trading	2,749
Other financial assets at fair value to profit or loss	953
Of which:
Loans and advance to credit institutions	26
Debt instruments	927
Available-for-sale financial assets (Notes 9 and 10)	1,068
Loans and receivables	46
Tangible assets, net (Note 17)	15
Tax assets	262
Other assets	2,364
7,457
Liabilities:
Liabilities under insurance contracts	4,447
Provisions	8
Tax liabilities	443
Other liabilities	470
5,368

36.	Interest income and similar income

Interest income and similar income in the consolidated income statement comprises the interest accrued in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting.

The breakdown of the main interest income and similar income items earned in 2010 and 2011 is as follows:

	2010	2011

Cash and balances with Central Bank	1,477	1,449
Loans and advances to credit institutions	1,024	1,615
Loans and advances to customers	25,417	31,245
Debt instruments	9,512	10,779
Income from hedging derivatives swaps and discontinued hedge accounting (Note 13)	1,556	1,476
Other interest income	251	23
	39,237	46,587

37.	Interest expenses and similar charges

Interest expenses and similar charges in the consolidated income statement includes the interest accrued in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value, the rectifications of cost as a result of hedge accounting, and the interest cost attributable to pension funds.

The breakdown of the main items of interest expenses and similar charges accrued in 2010 and 2011 is as follows:

	2010	2011

Deposits from credit institutions	2,964	3,911
Customer deposits	8,198	10,308
Marketable debt securities	926	1,919
Subordinated debentures	75	-
Other interest expenses	828	1,838
	12,991	17,976

38.	Income from equity instruments

Income from equity instruments includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance is as follows:

	2010	2011

Equity instruments classified as:

Assets held for trading	237	242
Of which:
NAFTRAC (ETF)	108	107
América Móvil, S.A.B, de C.V.	23	17
Grupo México, S.A.B. de C.V.	15	23
Industrias Peñoles, S.A.B. de C.V.	11	5
Wal-Mart de México, S.A.B. de C.V.	9	13
Teléfonos de México, S.A.B. de C.V.	8	4
Kimberly-Clark de México, S.A.B. de C.V.	8	5
Fomento Económico Mexicano, S.A.B. de C.V.	7	13
Grupo Modelo, S.A.B. de C.V.	4	10
Others	44	45

Available-for-sale financial assets	52	57
Of which:
Controladora Prosa, S.A. de C.V.	11	-
Trans Unión de México, S.A.	29	40
Others	12	17
	289	299

39.	Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance is as follows:

	2010	2011

Collection and payment services:
Service charges on deposits accounts	591	590
Credit and debit cards	3,259	3,095
Checks and others	408	383
	4,258	4,068
Marketing of non-banking
financial products:
Investment funds management	1,953	1,955
Capital markets and securities activities	432	251
Collection and payment services	1,157	1,256
Insurance	1,586	2,312
Financial advisory services	828	1,048
	5,956	6,822
Securities services:
Administration and custody	259	297
	259	297
Other:
Foreign exchange	456	490
Other fees and commissions	228	639
	684	1,129
	11,157	12,316

40.	Fee and commission expenses

Fee and commission expenses show the amount of all fees and commissions paid or payable by the Group in the year, except those that forms an integral part of the effective interest rate on financial instruments.

The breakdown of the balance is as follows:

	2010	2011

Credit and debit cards	958	1,003
Checks and other	44	43
Collections and transactional services	127	132
Fund management	148	176
Capital markets and securities activities	146	159
Financial advisory services	91	226
Other fees and commission	367	378
	1,881	2,117

41.	Gains/(losses) on financial assets and liabilities (net)

Gains/(losses) on financial assets and liabilities (net) includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

The breakdown of the balance by type of instrument is as follows:

	2010	2011

Financial instruments held for trading	2,784	(15)
Of which:
Debt instruments	(1,156)	(237)
Equity instruments	3,383	(3,025)
Derivatives	572	3,247
Others	(15)	-
Recognized profit from sale of financial instruments available-for-sale	869	407
Hedging derivatives	(31)	(119)
Of which:
Fair value hedge – hedged items	(11)	115
Fair value hedge – hedging derivative instruments	9	(120)
Cash flow hedge inefficiency	(29)	(114)
Others	-	6
	3,622	279

42.	Exchange differences (net)

Exchange differences (net) shows the gains or losses on currency dealings as a result of the differences that arise on translations of monetary items in foreign currencies to the functional currency.

43.	Other operating income and other operating expenses

These items in the consolidated income statement include:

	2010	2011

Other operating income:
Recovered expenses	84	75
Other operating income	497	461
	581	536
Other operating expenses:
IPAB fund contribution	(982)	(1,228)
Other operating expenses	(431)	(362)
	(1,413)	(1,590)

On January 19, 1999, the IPAB was approved and created to establish a bank savings protection system in favor of individuals that perform any of the guaranteed transactions, and to regulate financial support granted to full service banking institutions in order to protect the interests of depositors.

IPAB’s resources come from the mandatory contributions paid by financial institutions, according to the risk to which they are exposed. Such contributions are calculated based on the capitalization level of each financial group and other indicators set forth in IPAB’s bylaws issued by its Board of Directors. These contributions must be equivalent to one-twelfth of four-thousandths of the monthly average of the daily balances of funding activities of the applicable month.

For 2010 and 2011, the amount of the fund contributions payable by the Group, as determined by the IPAB, were 982 million pesos and 1,228 million pesos, respectively.

44.	Personnel expenses

a)	Breakdown

The breakdown of Personnel expenses is as follows:

	2010	2011

Wages and salaries	3,536	3,886
Social security costs	552	581
Additions to provisions for defined
contribution pension plans (Note 26)	192	143
Contributions to defined benefit plan
pension funds (Note 26)	150	182
Share-based payment costs	82	91
Other staff costs	872	924
Bonus and benefits granted to employees	1,194	1,537
	6,578	7,344

b)	Share-based payments

Banco Santander (Spain) has one long-term compensation plan linked to the market price of its own shares – the Global Program. Our executive officers and other executives are eligible for this plan.

Long-term incentive policy

The board of directors of Banco Santander (Spain), at a meeting held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander (Spain) and its affiliates companies (except Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander (Spain), as established in the Annual Shareholders’ Meeting.

Performance share plan

This multi-annual incentive plan is payable in shares of Banco Santander (Spain). The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Banco Santander (Spain) and its affiliates’ executives determined by the board of directors or, when delegated by it, the executive committee of Banco Santander (Spain).

This plan currently involves three-year cycles for the delivery of shares to the beneficiaries. Accordingly, except for the first cycle, which lasted for two years (Plan I-09), the other cycles last for approximately three years each. As of December 31, 2010 and 2011, there were three cycles in effect (Plans I-11, I-12 and I-13 for 2010 and Plans I-12, I-13 and I-14 for 2011). The Plan I-10 was cancelled in July of 2010.

For each cycle, a maximum number of shares is established for each beneficiary who remains in the Banco Santander (Spain) and its affiliate’s employment for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered, are defined by comparing Banco Santander (Spain)‘s performance against that of a benchmark group of financial institutions and are linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS).

The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary was considered), and the shares will be delivered within a maximum period of seven months from the end of the cycle.

At the end of the cycle for Plan I-11, the TSR and the EPS growth were calculated for Banco Santander (Spain) and each of the benchmark entities and the results were be ranked from first to last, although the EPS metric was eliminated in the fourth and fifth cycles (Plans I-12 and I-13) and changes were made to the reference group for successive cycles. Each of the two criteria (TSR and EPS growth) were weighted at 50% in the calculation of the percentage of shares to be delivered, based on the following scale and in accordance with Banco Santander (Spain) relative position among the group of benchmark financial institutions (the “Reference Group”):

Banco Santander	Percentage of	Banco Santander	Percentage of
Spain’s	Maximum	Spain’s	Maximum
Place in the TSR	Shares to be	Place in the EPS	Shares to be
Ranking	Delivered	Growth Ranking	Delivered

1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th and below	0%	12th and below	0%

Any benchmark group entity that is acquired by another company, whose shares cease trading or that ceases to exist will be excluded from the benchmark group.  In an event of this or any similar nature, the comparison with the benchmark group will be performed in such a way that, for each of the measures considered (TSR and EPS growth) the maximum percentage of shares will be delivered if Banco Santander (Spain) ranks within the first quartile (including the 25th percentile) of the benchmark group; no shares will be delivered if Banco Santander (Spain) ranks below the median (50th percentile); 30% of the maximum amount of shares will be delivered if Banco Santander (Spain) is placed at the median (50th percentile). The linear interpolation method will be used for calculating the corresponding percentage for positions between the median and the first quartile (25th percentile) (neither included).

At the end of Plan I-12’s cycle and Plan I-13’s cycle, TSR will be calculated for Banco Santander (Spain) and each of the benchmark entities and the results will be ranked from first to last.  The percentage of shares to be distributed will be determined based on the following scale and on the relative position of Banco Santander (Spain) within the Reference Group:

Banco Santander	Percentage of
(Spain)'s	Maximum
Place in the TSR	Shares to be
Ranking	Delivered

1st to 5th	100.0%
6th	82.5%
7th	65.0%
8th	47.5%
9th	30.0%
10th and below	0%

The fair value of the equity instruments granted for the Group’s beneficiaries under these plans is 616 million pesos as of January 1, 2010 (399 million pesos as of December 31, 2010 and 319 million pesos as of December 31, 2011).

The cost of the share-based payments is calculated at the inception date and accrued in pro-rata basis. In 2010 and 2011 pro-rata expenses of 82 million pesos and 91 million pesos, respectively, were recorded related to the initial costs on the related grant dates for the above mentioned cycles. The changes in fair value between the grant date and the settlement date are hedged by Banco Santander (Spain).

c)	Bonus payments policies

An internal policy for Banco Santander (Spain) was approved in 2010, in which a portion of the bonus of our executive officers and employees whose annual variable remuneration or bonus generally exceeds EUR 300,000 gross (EUR 100,000 for Global Banking and Markets employees, GBM), is deferred in Banco Santander (Spain) shares for a period of three years, with one-third vesting each year. The amount to be deferred is calculated in tranches based on the table below:

Reference Bonus
(Thousands of Euros)	% Deferred

Less than or equal to 300 (100 for GBM)	0%
More than 300 (100 for GBM) to 600 (inclusive)	20%
More than 600 to 1,200 (inclusive)	30%
More than 1,200 to 2,400 (inclusive)	40%
More than 2,400	50%

As a result of an internal policy for Banco Santander (Spain) approved in 2011, a portion of the variable compensation for certain group of executives (known as “supervised group”) is deferred for a period of three years, with one-third vesting each year.

Both, the deferred and non-deferred portions are paid in cash and Banco Santander (Spain) shares, equally, for the corresponding payment periods. Once delivered, beneficiaries are obligated to keep the shares for one-year period.

45.	Other general administrative expenses

a)	Breakdown

The breakdown of the balance is as follows:

	2010	2011

Maintenance, conservation and repair	423	451
Technology and systems	1,493	1,657
Stationery and supplies	167	179
Advertising and communications	569	827
Rents	888	980
Administrative services	701	721
Taxes other than income tax	823	928
Surveillance and cash courier services	526	553
Insurance premiums	37	40
Travel costs	190	221
Other administrative expenses	952	1,100
	6,769	7,657

b) Other information

The fees for the audit of the financial statements of Group companies amounted to 11 million pesos in 2010 (12 million pesos in 2011).

The fees for services similar to the audit of financial statements are as follows:

	2010	2011

Other reports required by Banco Santander (Spain)	7	7
Other reports required by the different national supervisory bodies	12	18
	19	25

46.	Gains/(losses) on disposal of assets not classified as Non-current assets held for sale

The breakdown of the balance is as follows:

	2010	2011

Gains:
On disposal of tangible assets	16	13
Losses:
On disposal of Servicio Panamericano de Protección, S.A. de C.V.	(93)	-
	(77)	13

47.	Other disclosures

a)	Residual maturity periods and average interest rates

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of January 1, 2010 is as follows:

	01/01/2010
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with Central Bank	44,103	-	67	-	-	-	-	44,170	3.31%
Available-for-sale financial assets:
Debt instruments	59	-	-	6,273	25,976	30,774	12,421	75,503	6.43%
Loans and receivables:
Loans and advances to credit Institutions	21,405	13,752	220	775	-	-	-	36,152	1.71%
Loans and advances to customers	10,680	7,687	20,448	54,943	59,831	23,575	25,424	202,588	13.83%
Debt instruments	-	-	-	-	-	15	4,785	4,800	4.28%
	76,247	21,439	20,735	61,991	85,807	54,364	42,630	363,213
Liabilities:
Financial liabilities held for trading:
Trading derivatives	154	1,656	1,701	11,379	22,914	11,381	26,775	75,960
Short positions	-	25,527	-	-	-	-	-	25,527	2.10%
Other Financial Liabilities at Fair Value through Profit or Loss:
Deposits from Central Banks	-	50,000	-	-	-	-	-	50,000	4.68%
Deposits from credit institutions	-	10,860	-	-	-	-	-	10,860	4.36%
Customer deposits	-	59,376	-	-	-	-	-	59,376	4.39%
Financial liabilities at amortized cost:
Deposits from Central Bank	-	2,617	-	-	-	-	-	2,617	0.67%
Deposits from credit institutions	2,999	3,258	804	201	-	-	350	7,612	2.73%
Customer deposits	130,788	95,983	11,554	4,976	1,468	851	557	246,177	1.78%
Marketable debt securities	785	-	88	3,305	-	959	-	5,137	4.67%
Subordinated liabilities	-	-	-	13	-	1,960	1,960	3,933	2.25%
Other financial liabilities	6,653	1,547	4,041	14	-	-	-	12,255	-
Hedging derivatives	-	-	-	-	17	49	4	70
	141,379	250,824	18,188	19,888	24,399	15,200	29,646	499,524
Difference (assets less liabilities)	(65,132)	(229,385)	2,547	42,103	61,408	39,164	12,984	(136,311)

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2010 is as follows:

	12/31/2010
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with Central Bank	44,136	-	-	-	-	-	-	44,136	3.29%
Available-for-sale financial assets:
Debt instruments	301	-	4,687	8,740	29,612	16,295	-	59,635	6.20%
Loans and receivables:
Loans and advances to credit Institutions	37,605	-	-	-	-	-	-	37,605	1.64%
Loans and advances to customers	11,871	15,120	17,519	48,153	52,200	32,750	51,669	229,282	10.39%
Debt instruments	-	-	-	-	15	-	4,977	4,992	3.76%
	93,913	15,120	22,206	56,893	81,827	49,045	56,646	375,650
Liabilities:
Financial liabilities held for trading:
Trading derivatives	359	1,556	5,263	9,580	19,610	14,668	40,214	91,250
Short positions	-	21,480	3,805	-	-	-	-	25,285	1.01%
Other Financial Liabilities at Fair Value through Profit or Loss:
Deposits from Central Banks	-	3,360	-	-	-	-	-	3,360	4.55%
Deposits from credit institutions	-	43,858	-	-	-	-	-	43,858	4.51%
Customer deposits	-	64,836	185	-	-	-	-	65,021	4.51%
Financial liabilities at amortized cost:
Deposits from Central Bank	-	701	-	-	-	-	-	701	4.86%
Deposits from credit institutions	3,560	11,494	2,178	864	217	270	390	18,973	2.35%
Customer deposits	163,026	105,070	9,699	1,995	536	420	297	281,043	1.54%
Marketable debt securities	-	1,525	2,879	1,532	6,069	-	-	12,005	4.99%
Other financial liabilities	7,318	-	6,408	-	-	-	-	13,726	-
Hedging derivatives	-	-	-	2	10	-	16	28
	174,263	253,880	30,417	13,973	26,442	15,358	40,917	555,250
Difference (assets less liabilities)	(80,350)	(238,760)	(8,211)	42,920	55,385	33,687	15,729	(179,600)

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2011 is as follows:

	12/31/2011
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with Central Bank	44,143	-	-	-	-	-	-	44,143	3.20%
Available-for-sale financial assets:
Debt instruments	-	-	-	14,806	31,698	8,214	6,698	61,416	5.91%
Loans and receivables:
Loans and advances to credit institutions	3,296	22,893	-	-	-	-	136	26,325	1.16%
Loans and advances to customers	13,354	14,885	26,188	63,319	87,115	38,169	71,598	314,628	9.70%
Debt instruments	-	-	-	-	16	2,135	3,083	5,234	4.23%
	60,793	37,778	26,188	78,125	118,829	48,518	81,515	451,746
Liabilities:
Financial liabilities held for trading:
Trading derivatives	3	2,632	3,930	8,137	16,722	16,619	39,475	87,518
Short positions	-	37,773	-	-	-	-	-	37,773	2.88%
Other Financial Liabilities at Fair Value through Profit or Loss:
Deposits from credit institutions	-	45,707	-	-	-	-	-	45,707	4.52%
Customer deposits	-	72,562	-	-	-	-	-	72,562	4.22%
Financial liabilities at amortized cost:
Deposits from credit institutions	14,286	4,933	3,621	5,635	796	125	90	29,486	0.81%
Customer deposits	178,190	110,524	10,740	14,168	2,066	262	136	316,086	1.83%
Marketable debt securities	-	452	1,852	131	15,610	4,106	1,743	23,894	5.24%
Other financial liabilities	10,958	-	11,349	-	-	-	-	22,307	-
Hedging derivatives	-	-	16	481	1,218	500	286	2,501
	203,437	274,583	31,508	28,552	36,412	21,612	41,730	637,834
Difference (assets less liabilities)	(142,644)	(236,805)	(5,320)	49,573	82,417	26,906	39,785	(186,088)

b)     Foreign currency of assets and liabilities

The breakdown of the main foreign currency balances in the consolidated balance sheet based on the nature of the related items is as follows:

	Equivalent Value in Millions of Pesos
	01/01/2010		12/31/2010		12/31/2011
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and balances with Central Bank	1,197	-	1,058	-	949	-
Debt instruments	6,842	-	5,030	-	4,658	-
Equity instruments	1,466	-	834	-	298	-
Loans and advances to credit institutions	21,190	-	18,641	-	27,085	-
Loans and advances to customers	24,841	-	22,079	-	56,072	-
Other assets	80	-	107	-	179	-
Marketable debt securities	-	98	-	117	-	202
Derivatives	-	14,638	-	4,475	-	49,355
Deposits from credit institutions and Central Bank	-	5,986	-	11,987	-	12,457
Customer deposits	-	29,157	-	28,052	-	27,996
Other financial liabilities	-	949	-	1,002	-	553
Other provisions	-	2	-	38	-	43
Subordinated liabilities	-	3,934	-	-	-	-
Other liabilities	-	146	-	661	-	598

c)	Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.

Similarly, the Group's financial liabilities – except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlying equity instruments whose market value cannot be estimated reliably – are measured at amortized cost in the accompanying consolidated balance sheet.

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Group's financial assets measured at other than fair value and their respective fair values at year-end:

	01/01/2010		12/31/2010		12/31/2011
	Carrying	Fair	Carrying	Fair	Carrying	Fair
Assets	Amount	Value	Amount	Value	Amount	Value

Loans and receivables:
Loans and advances to credit institutions	36,152	36,152	37,605	37,605	26,325	26,325
Loans and advances to customers	202,588	209,606	229,282	242,662	314,628	330,254
Debt instruments	4,800	4,800	4,992	4,992	5,234	5,234

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Group's financial liabilities measured at other than fair value and their respective fair values at year-end:

	01/01/2010		12/31/2010		12/31/2011
	Carrying	Fair	Carrying	Fair	Carrying	Fair
Liabilities	Amount	Value	Amount	Value	Amount	Value

Financial liabilities at amortized cost:
Deposits from Central Bank	2,617	2,617	701	701	-	-
Deposits from credit institutions	7,612	7,626	18,973	18,980	29,486	29,478
Customer deposits	246,177	246,203	281,043	281,032	316,086	316,010
Marketable debt securities	5,137	5,053	12,005	11,816	23,894	23,542
Subordinated liabilities	3,933	4,044	-	-	-	-
Other financial liabilities	12,255	12,255	13,726	13,726	22,307	22,307

The methodology used to calculate the fair value for each financial asset and liability class is as follows:

-
Unlisted debt instruments: Their fair value has been estimated to be equal to their amortized cost given that, because they are non-negotiable financial instruments issued by the Mexican Government, this value would be considered to execute a prepayment transaction at fair value.

-
Loans and receivables: Fair value has been obtained using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate, but also using certain non-observable market input, such as the credit risk associated to the portfolio for the allowance of future flows and current portfolio conditions (net commissions, operating expenses, medium-term, etc.).

-
Financial liabilities at amortized cost: Financial liabilities at amortized cost at a fixed interest rate and maturing in less than one year: their fair value has been estimated to match their book value because there are no significant differences.

-
Remaining financial liabilities at amortized cost with maturity greater than one year: Their fair value has been obtained by using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate, but also using certain non-observable market input, such as the credit risk associated to the portfolio for the allowance of future flows.

-
Marketable debt securities: Fair value has been obtained using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate, but also using certain non-observable market input, such as the credit risk associated to the portfolio for the allowance of future flows.

-
Subordinated liabilities: Fair value has been obtained using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate, but also using certain non-observable market input, such as the credit risk associated to the portfolio for the allowance of future flows.

d)	Restricted availability assets

As of January 1, 2010 and as of December 31, 2010 and 2011 the Group did not have any assets with restricted availability, except for the Central Bank Deposit (see Note 7) and repurchase agreements included as Debt instruments.

e)	Restriction on earnings distribution

As of January 1, 2010 and as of December 31, 2010 and 2011 the Group did not have any restriction on earnings distribution, except for the legal reserve as mentioned in Note 31 (47 million pesos as of January 1, 2010 and December 31, 2010 and 50 million pesos as of December 31, 2011), the unrealized gains of financial instruments under Mexican Banking GAAP (1,546 million pesos as of January 1, 2010, 2,409 million pesos as of December 31, 2010 and 1,653 million pesos as of December 31, 2011), the “Depósito de Regulación Monetaria” in Central Bank as mentioned in Note 7 (31,320 million pesos as of January 1, 2010 and December 31, 2010 and 2011) and certain repurchase agreements pledged as collateral  as mentioned in Note 9 (74,508 million pesos as of January 1, 2010, 29,608 million pesos and 19,340 million pesos as of December 31, 2010 and 2011).

.
48.	Operating segments

The Group has three operating segments, as described below, which are the Group’s strategic business units:

-
Retail Banking: the Retail Banking segment encompasses the entire commercial banking business.  The retail banking activities include products and services for individuals and Small and Medium Entities (hereinafter, “SME”), such as personal loans, deposit-taking, employee payroll accounts for corporate customers, credit and debit cards and overdraft facilities.

-
Global Wholesale Banking: this segment reflects the returns on the Corporate Banking business, those on Investment Banking and Markets in Mexico, including all the managed treasury departments and the equities business. The global wholesale banking activities include products and services for our corporate customers, such as investment banking and project finance.

-
Corporate Activities: this segment includes the centralized management business relating to financial and industrial investments, the financial management of the structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations and assets and liabilities management.

The Group does not have any customers that individually accounted for 10% or greater of our interest and similar income for 2010 and 2011.

The Group does not carry out significant operations outside of Mexico and does not have any individual customers that account for 10% or more of the Group’s revenues.  Information regarding products and service is not available and is deemed excessively costly to develop.

Management reporting for the Group is generally based on IFRS.

The 2010 consolidated income statement and other significant data are as follows:

		Global
	Retail	Wholesale	Corporate
2010	Banking	Banking	Activities	Total
Net interest income	18,765	2,060	5,421	26,246
Income from equity instruments	-	250	39	289
Net fee and commission income	8,121	1,334	(179)	9,276
Gains/(losses) on financial assets and liabilities and exchange differences	515	2,356	737	3,608
Other operating income/(expenses)	(873)	(345)	386	(832)
Total income	26,528	5,655	6,404	38,587
Administrative expenses	(11,873)	(1,370)	(104)	(13,347)
Depreciation and amortization	(1,229)	(140)	(29)	(1,398)
Net impairment losses on financial assets	(6,908)	(1)	(63)	(6,972)
Impairment losses on other assets (net)	-	-	(92)	(92)
Provisions (net)	181	-	(743)	(562)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	-	-	(77)	(77)
Gains/(losses) on disposal of non-current-assets not classified as discontinued operations	-	-	17	17
Operating profit before tax	6,699	4,144	5,313	16,156
Income tax				(4,449)
Profit from continuing operations				11,707
Profit from discontinued operations (net)				880
Consolidated profit for the year				12,587
Profit attributable to the parent				12,586
Profit attributable to non-controlling interest				1
Total assets	192,789	371,286	97,539	661,614
Total liabilities	232,227	286,837	56,909	575,973

The 2011 consolidated income statement and other significant data are as follows:

		Global
	Retail	Wholesale	Corporate
2011	Banking	Banking	Activities	Total
Net interest income	21,107	3,690	3,814	28,611
Income from equity instruments	-	193	106	299
Net fee and commission income	8,929	1,465	(195)	10,199
Gains/(losses) on financial assets and liabilities and exchange differences	935	(394)	(232)	309
Other operating income/(expenses)	(839)	(369)	154	(1,054)
Total income	30,132	4,585	3,647	38,364
Administrative expenses	(13,354)	(1,412)	(235)	(15,001)
Depreciation and amortization	(1,299)	(158)	(4)	(1,461)
Impairment losses on financial assets (net)	(5,326)	(65)	(44)	(5,435)
Impairment losses on other assets (net)	-	-	(100)	(100)
Provisions (net)	2,434	(1)	(543)	1,890
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	-	-	13	13
Gains/(losses) on disposal of non-current-assets not classified as discontinued operations	-	-	54	54
Operating profit before tax	12,587	2,949	2,788	18,324
Income tax				(4,813)
Profit from continuing operations				13,511
Profit from discontinued operations (net)				4,260
Consolidated profit for the year				17,771
Profit attributable to the parent				17,770
Profit attributable to non-controlling interest				1
Total assets	243,062	411,254	89,888	744,204
Total liabilities	262,323	297,191	93,203	652,717

49.	Related party transactions

Transactions with related parties

In addition to subsidiaries, affiliates and associates entities, the Group’s “related parties” include its “key personnel” from the executive staff (members of the Group’s Board and the Managers of Grupo Financiero Santander México, S.A.B. de C.V. and its Affiliates, formerly Grupo Financiero Santander, S.A.B. de C.V., together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Group also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander (Spain).

Transactions between the Group and its related parties are specified below. To facilitate comprehension, we have divided the information into the following categories:

Parent

This category includes balances with Banco Santander (Spain).

Santander Group Companies

This category includes all the companies that are controlled by Banco Santander (Spain), around the world, and hence, it also includes the companies over which the Group exercises any degree of control (Affiliates and special-purpose entities).

The Information related to Directors, Executive Officers and other key management personnel is detailed in Note 6.

Related-party transactions were made on terms equivalent to those prevailing in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized.

	01/01/2010		12/31/2010		12/31/2011
		Santander		Santander		Santander
		Group		Group		Group
	Parent	Companies	Parent	Companies	Parent	Companies

ASSETS:
Financial assets held for trading:
Loans and advances to credit institutions:
Of which:
Banco Santander, S.A. (Spain)	8,165	-	2,283	-	317	-
Santander Benelux, S.A., N.V.	-	2,467	-	1,319	-	4,891
Abbey National Treasury Services plc.	-	-	-	-	-	722
Loans and advances to customers:
Of which:
Santander Capital Structuring, S.A. de C.V.	-	-	-	-	-	751
Produban Servicios Informáticos Generales, S.L.	-	-	-	569	-	643
Promociones y Servicios Polanco, S.A. de C.V.	-	-	-	-	-	134
Trading derivatives:
Of which:
Banco Santander, S.A. (Spain)	17,700	-	15,694	-	11,850	-
Santander Benelux, S.A., N.V.	-	2,117	-	10,459	-	11,604
Abbey National Treasury Services plc.	-	180	-	280	-	243
Santander Investment Limited	-	42	-	465	-	-
Other assets:
Of which:
Banco Santander, S.A. (Spain)	-	-	23	-	21	-
Seguros Santander, S.A.	-	725	-	450	-	497
Isban México, S.A. de C.V.	-	12	-	-	-	-

	01/01/2010		12/31/2010		12/31/2011
		Santander		Santander		Santander
		Group		Group		Group
	Parent	Companies	Parent	Companies	Parent	Companies

LIABILITIES AND EQUITY:
Financial liabilities held for trading:
Trading derivatives:
Of which:
Banco Santander, S.A. (Spain)	15,429	-	14,967	-	11,722	-
Santander Benelux, S.A., N.V.	-	5,114	-	12,055	-	16,409
Abbey National Treasury Services plc.	-	164	-	225	-	359
Financial liabilities at amortized cost:
Deposits from credit institutions:
Of which:
Banco Santander, S.A. (Spain)	-	-	6,181	-	290	-
Santander Trade Services, Ltd.	-	-	-	-	-	2
Customer deposits:
Of which:
Isban México, S.A. de C.V.	-	386	-	332	-	762
Banco Santander, S.A. (Spain)	968	-	110	-	-	-
Promociones y Servicios Santiago, S.A. de C.V.	-	102	-	-	-	-
Promociones y Servicios Polanco, S.A. de C.V.	-	-	-	-	-	107
Seguros Santander, S.A.	-	27	-	-	-	-
Produban Servicios Informáticos Generales, S.L.	-	36	-	89	-	94
Other	-	-	-	-	-	76
Marketable Debt Securities:
Of which:
Seguros Santander, S.A.	-	856	-	928	-	955
Subordinated liabilities:
Of which:
Banco Santander, S.A. (Spain)	2,952	-	-	-	-	-
Other	-	981	-	-	-	-
Other financial liabilities:
Of which:
Banco Santander, S.A. (Spain)	3,995	-	5,038	-	8,484	-
Santusa Holding, S.L.	-	-	-	1,594	-	2,828
Santander Overseas Bank, Inc.	-	-	-	-	-	24
Other	-	57	-	14	-	-
Other Liabilities:
Of which:
Banco Santander, S.A. (Spain)	-	-	458	-	309	-

	2010		2011
	Parent	Santander Group Companies	Parent	Santander Group Companies

INCOME STATEMENT:
Interest income and similar income:
Of which:
Banco Santander, S.A. (Spain)	75	-	71	-
Santander Benelux, S.A., N.V.	-	4	-	20
Produban Servicios Informáticos Generales, S.L.	-	-	-	14
Other	-	2	-	3
Interest expenses and similar charges:
Of which:
Banco Santander, S.A. (Spain)	79	-	23	-
Isban México, S.A. de C.V.	-	-	-	24
Seguros Santander, S.A.	-	16	-	-
Promociones y Servicios Polanco, S.A. de C.V.	-	-	-	2
Produban Servicios Informáticos Generales, S.L.	-	-	-	2
Other	-	3	-	-
Fee and commission income:
Of which:
Banco Santander, S.A. (Spain)	13	-	8	-
Santander Investment Securities Inc.	-	6	-	-
Seguros Santander, S.A.	-	1,560	-	2,221
Santander Capital Structuring, S.A. de C.V.	-	-	-	15
Other	-	-	-	11
Gains/(losses) on financial assets and liabilities (net):
Of which:
Santander Benelux, S.A., N.V.	-	1,389	-	(4,244)
Banco Santander, S.A. (Spain)	(2,183)	-	485	-
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	-	(1)	-	7
Abbey National Treasury Services plc.	-	22	-	(184)
Other	-	-	-	(33)
Administrative expenses:
Of which:
Produban Servicios Informáticos Generales, S.L.	-	1,007	-	1,118
Isban México, S.A. de C.V.	-	91	-	84
Santander Global Facilities, S.A. de C.V.	-	115	-	151
Ingeniería de Software Bancario, S.L.	-	76	-	88
Gesban México Servicios Administrativos Globales, S.A. de C.V.	-	32	-	34
Other	-	81	-	96

50.	Risk management

The Group risk management and control structure and its risk appetite are determined mainly by a banking business model.

-
The Group main activity is the banking activity and more specifically the retail banking business, and has a local diversified presence characterized by major market shares in the main markets in which it operates.

-	This model enables the Group to generate highly recurring earnings on the basis of a solid capital and liquidity base.

-	The Group implements its operational and technological integration model through a series of corporate platforms and tools. This facilitates a swift and efficient compilation of data.

The risk model underlying the business model is founded on the following principles:

-
Independence of the risk functions with respect to the business. The segregation of functions between the business areas and the risk areas entrusted with risk acceptance, measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

-	Direct involvement of senior management in the decision-making process.

-
Decisions by consensus (even at branch level), which ensure that different opinions are taken into account and avoid individual decision making. Decisions on credit transactions taken jointly by the risk and commercial areas, with the former having the last word in case of disagreement.

-
Definition of powers. The type of activities to be performed, segments, risks to be assumed and risk decisions to be made are clearly defined for each risk approval unit and, if appropriate, each risk management unit, based on their delegated powers. How transactions should be arranged and managed and where they should be accounted for is also defined.

At the Group, the risk management and control process is conducted as follows:

-
Definition and limitation of risk appetite. The aim pursued is to delimit, in an efficient manner, the maximum levels of risk that can be assumed, by setting overall and specific limits for the various types of risks, products, customers, sectors and geographical areas.

-
Establishment of risk policies and procedures. The risk policies and procedures constitute the basic regulatory framework governing risk activities and processes. The risk unit transposes the corporate risk regulations into their internal policies.

-
Definition and assessment of risk methodologies. Risk methodologies facilitate the development of the internal risk models applicable by the Group, and they require risk measures and product valuation and yield curve building methods.

-
Risk measurement. Risk measurement takes into account all risk exposures assumed across the business spectrum. It uses previously validated and approved methodologies and models based on the components and dimensions of risk throughout its life-cycle.

-
Implementation of a risk monitoring and control system which checks, on a daily basis and with the corresponding reports, the degree to which Group risk profile matches the risk policies approved and the risk limits set.

Group risk management fully identifies with Basel principles, insofar as it acknowledges and supports the leading-edge industry practices which the Group has implemented in advance; accordingly, for several years the Group has used a number of tools and techniques which are described in detail in the various sections of this Note. These tools and techniques include most notably the following:

-
Internal rating and scoring models which, by assessing the various qualitative and quantitative components by client and operation, enable the probability of failure to be estimated first and then, on the basis of estimates of loss given default, the expected loss.

-
Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performed, Return on Risk-Adjusted Capital (hereinafter, “RORAC”), which is used both as a transaction pricing tool (bottom-up approach) and in the analysis of portfolios and units (top-down approach); and Value at Risk (hereinafter, “VaR”), which is used for controlling market risk and setting the market risk limits for the various trading portfolios.

-	Scenario analysis and stress testing to supplement credit and market risk analyses in order to assess the impact of alternative scenarios, even on provisions and capital.

Group risk appetite

The risks assumed by the Group must be delimited and quantified within the risk appetite framework defined and approved by Integrated Risk Management Committee (hereinafter, “CAIR”). Risk appetite is defined as the amount and type of risk that it considers reasonable to assume in implementing its business strategy.

The CAIR, at the proposal of senior management, is the body responsible for setting and monitoring the risk appetite and its risk tolerance. Senior management is responsible for achieving the desired risk profile and for managing risk in the day-to-day operations.

Risk appetite, which comprises both quantitative and qualitative aspects, is directly related to The Group strategy, including the assessment of growth opportunities in key businesses and markets, funding liquidity and capacity, and capital. Basel II Second Pillar, with its corresponding capital planning and stress test exercises, complements the reference framework for risk appetite.

The risk appetite formulated sets the boundaries for the budget process, in which the Group’s principal strategic parameters –earnings, liquidity, capital, NPL ratio, VaR, etc. - are analyzed and approved in an integrated fashion.

A general medium-low and predictable risk profile based on a diversified business model, focused on retail banking and with significant market shares. Develop a wholesale banking model which attaches importance to the relationship with clients in the Group´s core markets.

Risk limit planning and setting

Risk limit setting is a dynamic process that identifies the Group’s risk appetite through the discussion of business proposals and the attitude to risk.

This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheet and the inherent risks, which establishes risk appetite on the basis of the various factors involved.

The risk limits are founded on two basic structures: customers/segments and products.

For individualized risks, customers represent the most basic level, and individual limits are established (pre-classification) when certain features, generally materiality, concur.

For large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. As regards the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.).

In the case of standardized risks, the risk limits are planned and set using a credit management programme (PGC, using the Spanish acronym), a document agreed upon by the business areas and the risk units and approved by the Risk Committee, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

Risk analysis and credit rating process

Risk analysis is a pre-requisite for the approval of loans to customers by the Group.

This analysis consists of examining the customer’s ability to meet its contractual obligations to the Group, which involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

The risk analysis is conducted every time a new customer or transaction arises or with a pre-established frequency, depending on the segment involved. Additionally, the credit rating is examined and reviewed whenever a warning system is triggered or an event affecting the customer/transaction occurs.

Transaction decision-making

The purpose of the transaction decision-making process is to analyze transactions and adopt resolutions thereon, taking into account the risk appetite and any transaction elements that is important in achieving a balance between risk and return.

The Group uses, among others, the RORAC methodology for risk analysis and pricing in the decision-making process on transactions and deals.

Risk monitoring and control

In order to ensure adequate credit quality control, the risk unit has a specific risk monitoring function, consisting of local and global teams, to which specific resources and persons in charge have been assigned.

This monitoring function is based on an ongoing process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, with a view to adopting mitigating actions. The risk monitoring function is specialized by customer segment.

For this purpose a system called “companies under special surveillance” (FEVE, using the Spanish acronym) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company can be classified as FEVE as a result of the monitoring process itself, a review performed by internal audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

Risk appetite management criteria for each specific risk

Risk appetite is controlled and monitored with varying frequencies (ranging from daily to yearly), depending on the metric concerned and the corresponding level of responsibility.

For each risk, a set of criteria, metrics and, where necessary, limits (“hard” and “warning/control”) are established in accordance with principle of materiality. Following is a brief description of the general criteria applied for each risk, which are explained in greater detail in subsequent sections:

-
Credit risk: In general, credit risk appetite is shaped through control limits, which can vary in the course of the year in accordance with the needs of the banking business and the Group risk appetite, on the basis of the established segmentation of risk (standardized, individualized and wholesale). There are two types of limits (basic -budget-linked- and portfolio -standardized and individualized-).

The main characteristics for each credit risk segment are as follows:

Standardized risks: scoring models and an automated decision-making process are used. Risks are grouped together into credit management programs (PGCs), with lending policies designed and approved on the basis of the risk appetite of the unit concerned, in keeping with its level of predictability.

Individualized risks: these are classified on the basis of a given risk exposure per customer. Analysts are each assigned a portfolio of customers which they monitor actively. The ratings of each customer are updated at least once a year.

Global Wholesale Banking Risk (BMG, includes Corporate Banking and Financial Institutions/IFIs): the distribution of the level of risk exposure by rating is used as a parameter for monitoring the portfolio. At least once a year limits are assigned to each group/customer and an analysis is performed of all aggregate limits, broken down by rating level. Reviews are conducted by sector (Corporate) and country (IFIs).

The Group’s basic objective in terms of concentration risk appetite is to ensure that its risk portfolio remains widely diversified from the perspective of its exposure to large risks, to certain markets and to specific products. This appetite is measured using three approaches (customers, products and sector) that include limits which are set as warning or control signals.

-
Market risk: the trading business is customer-centric. Checks are made to ensure that the limits proposed are consistent with the business budget. The metrics employed include VaR, management P&L and capital. VaR is established on the basis of the historical trend of losses, and is expressed as the amount used of management P&L up to a maximum percentage. Stress testing is also used.

Structural/market risks are linked to a conservative management of the Group’s interest rate and liquidity risks. The criteria and metrics used are described in detail in the corresponding sections below.

-
Liquidity risk:  Liquidity risk is associated with the Group’s ability to fund its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Group permanently monitors maximum gap profiles.

In the short term the control, monitoring and management of liquidity risk aims to ensure fulfillment of all payment obligations of the financial entities of The Group with its clients.

In the medium term, aims to ensure the adequacy of the financial structure according with the economic context and regulatory changes.

-
Operational and technology risk: the established risk appetite is monitored on the basis of daily management and mitigation, through the gross losses/gross income ratio, self-assessment questionnaires/risk maps, and management indicators.

-	Compliance and reputational risk: the appetite for this risk is deemed to be “zero”. Active reputational risk management policies are established through the corporate office set up for this purpose.

This risk is monitored using the following support indicators: 1) prevention of money laundering, 2) institutional relations with regulatory bodies, 3) codes of conduct for securities markets, 4) marketing of products, 5) other.

Corporate governance of the risk function

Each area is responsible for integrating and adopting the risk culture of the Group in its respective area, defining the strategy, risk and tolerance level and matching mission and objectives of the business area.

The Group has implemented an Integral Risk Administration system settled on manuals for admission, monitoring and recovery phases.

Control system

a)  Limit setting

The limit setting process is performed together with the budgeting activity and is the tool used to establish the assets and liabilities of each business activity. Limit setting is a dynamic process that responds to the level of risk appetite considered acceptable by senior management.

b) Objectives of the limits structure

The limits structure requires a process to be performed that pursues, among other things, the following objectives:

-	To identify and delimit, in an efficient and comprehensive manner, the main types of financial risk incurred, so that they are consistent with business management and the defined strategy.
-	To quantify and communicate to the business areas the risk levels and profile deemed acceptable by senior management so as to avoid undesired risks.
-
To give flexibility to the business areas for the efficient and timely assumption of financial risks, depending on market changes, and for the implementation of the business strategies, provided that the acceptable levels of risk are not exceeded.

-	To allow business makers to assume risks which, although prudent, are sufficient to obtain the budgeted results.
-
To delimit the range of products and underlyings with which the treasury unit can operate, taking into account features such as assessment model and systems, liquidity of the instruments involved, etc.

Internal model

a)	Credit risk

A.1 Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

The specialization of the Group's risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers and standardized customers throughout the risk management process:

-
Individualized customers are defined as those to which a risk analyst has been assigned, basically because of the risk assumed. This category includes wholesale banking customers, financial institutions and certain enterprises belonging to retail banking. Risk management is performed through expert analysis supplemented by decision-making support tools based on internal risk assessment models.

-
Standardized customers are those which have not been expressly assigned a risk analyst. This category generally includes individuals, individual entrepreneurs, and retail banking enterprises not classified as individualized customers. Management of these risks is based on internal risk assessment and automatic decision-making models, supplemented subsidiarily, when the model is not comprehensive enough or is not sufficiently accurate, by teams of analysts specializing in this type of risk.

A.2 Main aggregates and variations

The profile of the credit risk assumed by the Group is characterized by retail banking operations.

A.3 Credit risk map – 2010 and 2011

The following table shows the Group maximum credit risk exposure by type of product of the line Loans and advances to customers as of January 1, 2010 and as of December 31, 2010 and 2011, without recognizing the availability of collateral or other credit enhancements to guarantee compliance:

				Change, December 31, 2011 vs. December 31, 2010
Credit Operations	01/01/2010	12/31/2010	12/31/2011	Millions of Pesos	%
Payroll credit	7,020	10,108	13,233	3,125	30.91%
Personal loans	8,625	6,437	8,961	2,524	39.21%
Credit cards	30,274	25,097	28,637	3,540	14.11%
Mortgages	29,640	35,776	64,044	28,268	79.01%
Other	585	402	266	(136)	(33.83)%
SMEs	10,627	14,513	19,382	4,869	33.55%
Middle market corporations	55,340	66,166	73,321	7,155	10.81%
Institutions	6,129	10,281	15,654	5,373	52.26%
Global corporate clients	64,425	71,721	105,324	33,603	46.85%
	212,665	240,501	328,822	88,321

For financial assets recognized in the accompanying consolidated balance sheets, credit risk exposure is equal to the carrying amount excluding valuation adjustments (impairment losses, accrued interest receivable, derivatives and other), except for trading and hedging derivatives.

The maximum exposure to credit risk on financial guarantees is the maximum that the Group would be liable for if these guarantees were called in.

For trading and hedging derivatives, as depicted in Note 34, this information reflects the maximum credit risk exposure better than the amount shown on the balance sheet because it does not only include the market value on the date of the transactions (the carrying amount only shows this figure); it also estimates the potential risk of these transactions on their due date.

Global rating tools are applied to the sovereign risk, financial institution and global wholesale banking segments. These tools assign a rating to each customer, which is obtained from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables, supplemented by the analyst’s expert judgment.

For individualized corporates and institutions, The Group has defined a single methodology for the construction of a rating in each country, based on an automatic module which includes the initial participation of the analyst that can be supplemented subsequently if required. The automatic module determines the rating in two phases, a quantitative phase and a qualitative phase. The quantitative rating is determined by analyzing the credit performance of a sample of customers and the correlation with their financial statements. The automatic rating (qualitative + quantitative) may in turn be modified by the analyst by overwriting it or using a manual scoring module.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The rating tools themselves are also reviewed in order to progressively fine-tune the ratings they provide.

In the course of 2010 the quantitative rating module for wholesale banking was recalibrated and new expert rating models were developed for funds, management companies and LOs (leveraged buy-outs).

For standardized risk portfolios, of both legal entities and individuals, the Group has scoring tools that automatically assign a score to proposed transactions.

These originations systems are complemented by behavioral scoring models which are used for both preventive actions as well as marketing and limit assignment at the product and customer level.

A.4 Credit risk parameters

The assessment of customers or transactions using rating or scoring systems constitutes a judgment of their credit quality, which is quantified through the probability of default (hereinafter, “PD”).

In addition to customer assessment, the quantification of credit risk requires the estimation of other parameters, such as exposure at default (hereinafter, “EAD”) and the percentage of EAD that will not be recovered (loss given default or hereinafter, “LGD”). Therefore, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off-balance-sheet exposures, which depends on the type of product, or the analysis of expected recoveries, which is related to the guarantees provided and other characteristics of the transaction: type of product, term, etc.

These factors are the main credit risk parameters. Their combination facilitates calculation of the probable loss or expected loss (EL). This loss is considered to be an additional cost of the activity which is reflected in the risk premium and must be charged in the transaction price.

For portfolios with scant internal default experience, such as banks, sovereign risk or global wholesale banking, estimates of the risk parameters (PD, LGD and EAD) are based on alternative sources: market prices or studies conducted by external agencies gathering the shared experience of a sufficient number of entities. These portfolios are known as low default portfolios.

For all other portfolios, parameter estimates are based on the Group internal experience. The PD is calculated by observing the cases of new arrears in relation to the final rating assigned to customers or to the scoring assigned to the related transactions.

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account not only the income and expenses associated with the recovery process, but also the timing thereof and the indirect costs arising from the recovery process.

EAD is estimated by comparing the use of committed facilities at the time of default and their use under normal (performing) circumstances, so as to identify the actual use of the facilities at the time of default.

The parameters estimated for global portfolios are the same for all the Group's units. Therefore, a financial institution with an 8.5 rating will have the same PD, regardless of the Group unit in which its exposure is accounted for. By contrast, the retail portfolios have specific rating and scoring systems in each of the Group's units, which require separate estimates and specific assignment of parameters in each case.

A.5 Credit risk cycle

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Group operations. The parties involved in this process are the risk taking areas, senior management and the risk unit.

The process begins at senior management level, through the board of directors, the Executive Committee and the Risk Committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale:

-
Pre-sale: this phase includes the risk planning and target setting processes, determination of the Group’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting.

-	Sale: this is the decision-making phase for both pre-classified and specific transactions.

-	Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

b)	Market risk

B.1 Activities subject to market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in interest rates, exchange rates, equity prices, credit spreads and from the volatility of each of these factors, as well as from the liquidity risk of the various products and markets in which the Group operates.

The activities are segmented by risk type as follows:

1)	Trading: this item includes financial services for customers, trading operations and positioning mainly in fixed-income, equity and foreign currency products.

2)	Balance sheet management: interest rate risk and liquidity risk arising as a result of the maturity and repricing gaps of commercial assets and liabilities.

The treasury area is responsible for managing the positions taken in the trading activity.

The Financial Management area is responsible for managing the balance sheet risk centrally through the application of uniform methodologies adapted to the situation of the markets. Decisions affecting the management of these risks are taken through the Assets and Liabilities Committee (hereinafter, “ALCO”).

The aim pursued by Financial Management is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.

B.2 Methodologies

1)	Trading

The standard methodology applied to trading activities by the Group in 2010 and 2011 was VaR, which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed. Specifically, The Group uses a time window of 520 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR daily reported by e-mail to the executives is the higher of these two figures.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of market risk incurred by The Group. However, other measures are simultaneously being taken to enable The Group to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to The Group’s activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events. The scenarios considered are enough (five historic scenarios and three plausible) which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

Also, the market risk area, in accordance with the principle of independence of the business units, monitors daily the positions, through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. The daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to identify the impact of changes in financial variables on the portfolios.

Lastly, due to their atypical nature, derivatives are controlled daily using specific measures. In the case of derivatives, a control is conducted of sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (Vega) and in time (theta).

With respect to the credit risk inherent in the trading portfolios, and in keeping with the recommendations made by the Basel Committee on Banking Supervision and with current regulations, an additional measure, the incremental risk charge (IRC), is calculated to capture credit default and migration risks that are incremental to the risks captured by the market VaR calculation of the bank’s trading book positions. The instruments subject to control are basically fixed-income government, financial institutions and corporate bonds, and derivatives on bonds (forwards, options, etc.).

Additionally, a stress VaR is calculated for the trading portfolios, to quantify the value at risk in historical extreme situations.

2)	Balance sheet management

i.	Interest rate risk

The Group analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

On the basis of the balance-sheet interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Group. These measures can range from building hedge portfolios to the definition of the interest rate features of commercial products.

The measures used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, value at risk (VaR) and scenario analysis.

•	Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of both on and off-balance-sheet assets and liabilities items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risks in the various maturity buckets to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the bank’s net interest margin and market value of equity.

The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

•	Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected net interest income for a specific period (twelve months) given a pararell shift in the yield curve (100 basis points).

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the yield curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

•	Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities, by simulating a parallel shift of 100 basis points in the yield curve.

•	Value at risk (VaR)

The value at risk for balance sheet aggregates and investment portfolios is calculated by applying the same standard as that used for trading: maximum expected loss under an historical simulation with a confidence level of 99% and a one-day time horizon.

•	Scenario analysis

Stress test scenarios are calculated to analyze the impact on the net interest margin and the market value of equity projections for the year. The interest rate performance scenarios established are six standard deviations, a severe crisis and a movement of 300 basis points on the interest rates.

ii.	Liquidity risk

Liquidity risk is associated with the Group’s ability to fund its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Group permanently monitors maximum gap profiles.

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

•	Liquidity gap

The liquidity gap provides information on contractual and expected cash inflows and outflows for a given period for each currency in which the Group operates. The gap measures net cash requirements or surpluses at a given date and reflects the liquidity level maintained under normal market conditions.

The Group conducts a contractual liquidity gap including all cash-flow generating on- and off-balance-sheet items and placed at the point of contractual maturity. For assets and liabilities without contractual maturities, an internal analysis model is used based on a statistical study of the time series of the products, and the so-called stable or unstable balance for liquidity purposes are determined.

•	Liquidity ratios

The liquidity ratio compares liquid assets Available-for-sale or transfer (after the relevant discounts and adjustments have been applied) with the total amount of liabilities (including contingencies). This ratio shows, in one hand the local currency and in the other the rest of the currencies, The Group’s capacity to immediately respond to its commitments.

Cumulative net liquidity is defined as the 30-day cumulative gap obtained from the modified liquidity gap. The modified contractual liquidity gap is calculated on the basis of the contractual liquidity gap, and places liquid assets at the point of settlement or transfer rather than at the point of maturity.

•	Scenario analysis / Contingency plan

The Group’s liquidity management focuses on adopting all the measures required to prevent a crisis. It is not always possible to predict the causes of a liquidity crisis and, therefore, contingency plans focus on the modeling of potential crises by analyzing two scenarios, a systemic and an individual crisis:

-
Individual crisis: it is the possibility that different levels of cash outflows represent a threat to the banks’ ability to face short term obligations as well as a scenario of increased non-performing loans that would impact cash inflows and capital levels.

-
Systemic crisis: it is a crisis that affects the whole financial system, reducing the possibility of using local sources to face short term obligations, as well as limited possibilities of buyers for asset sell off.

•	Complementary measures

i.	Calibration and test measures

Back-testing consists of performing a comparative analysis between VaR estimates and daily clean results (i.e. profit or loss on the portfolios at the end of the preceding day valued at following-day prices). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.

Back-testing analyses performed at the Group comply, at the very least, with the BIS recommendations regarding the verification of the internal systems used to measure and manage financial risks.

The assessment models are regularly calibrated and tested by a specialized unit.

ii.	Coordination with other areas

Joint efforts are made daily with other areas to mitigate operational risk. This coordination work comprises mainly the reconciliation of positions, risks and results.

Risks and results in 2010

a)       Trading

The average VaR of the Group's market trading operations in 2010, at 162.20 million pesos (U.S.$12.83 million), was slightly lower than that for 2009 174.58 million pesos (U.S.$ 12.91 million), even though in 2010 it was affected by the periods of greater volatility as a result of the sovereign debt crisis in Europe. In 2010 the changes in VaR were due mainly to changes in the market data (market levels of the risk factors), the interest rate risk and Vega risk in foreign-exchange derivatives derivatives that decreased as a result of the strategy of the trading book.  VaR modeling did not change during 2010. At the end of December 2010, the VaR stood at 156.87 million pesos (U.S.$12.7 million).

Average VaR fell by 12.38 million pesos (U.S.$0.08 million) with respect to 2009. This reduction was concentrated in interest rate VaR, which fell from 173.65 million pesos (U.S. 12.83 million) to 158.11 million pesos (U.S.$12.52 million). Average equities VaR rose slightly from 35.67 million pesos (U.S.$2.66 million) to 49.63 million pesos (U.S.$3.95 million), and exchange rate VaR from 24.07 million pesos (U.S.$1.79 million) to 29.38 million pesos (U.S.$2.32 million).

i.	Distribution over time of risks and results

The risk assumption profile, in terms of VaR and results, showed that VaR increased during January of 2010 and then remained stable until the last quarter of the year where the performance was more irregular, when the European sovereign debt crisis was latent.

ii.	Calibration and test measures

Pursuant to the recommendations issued by BIS for the calibration and control of the efficiency of the internal market risk measurement and management systems, in 2010 the Group regularly performed the required benchmark tests and analyses, and drew conclusions which enabled it to verify the reliability of the model.

In 2010 there were no 99% VaR breaks (i.e. days when the daily loss exceeded VaR).

The Group performs regular back-testing (BT) processes to calibrate and improve its VaR model. Back-testing consists of performing a comparative analysis between VaR estimates and daily results (i.e. real profit or loss obtained at the end of the day on the portfolio analyzed at the end of the preceding day valued at the following day prices).

Back-testing is conducted based on several approaches: by principal portfolio/strategy (proprietary trading, market making rates, market making equity, etc.), and by type of profit and loss source. Four kinds of back-testing are conducted: clean P&L (which allows us to monitor market risk), clean P&L calculated with front platforms such as Murex (which allows us to monitor risks associated with our treasury positions), dirty P&L without mark ups, and dirty P&L (which includes commissions, mark ups and intraday trading results). The aim of the latter is to capture indirectly the importance of intra-day activity.

Whenever an anomaly is detected, we undertake a detailed examination of elements (such as “pricers”, inputs and configuration, among others) in order to correct such anomaly.

With respect to the number of days we would expect losses to exceed VaR, it should be taken into account that the number of expected “exceptions” is an average number. Over a long period of time we would expect an average of approximately three exceptions per year; however, there may be some years or periods where there are fewer exceptions than expected, as was the case in 2009 and 2010 when there were no exceptions, and other periods where there are more exceptions than expected.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during the periods presented nor are any such changes contemplated at this time.

b)       Balance sheet management

  i. Interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 basis points in the yield curve, remained at low levels throughout 2010, under 700 million pesos (U.S.$55 million), mainly due to the short term repricing of the credit portfolio. At the end of December 2010, the risk consumption measured in terms of 100 basis points sensitivity of the MVE, stood under at 750 million pesos (U.S.$60 million).

 Interest Rate Risk Profile at December 31, 2010

The tables below show the distribution of interest rate risk by maturity as of December 31, 2010 (Million pesos):

	Total	0 -1 months	1 - 3 months	3 - 6 months	6 - 12 months	1- 3 years	3 - 5 years	> 5 years	Not Sensitive
Money Market	44,879	31,319	-	-	-	-	-	-	13,560
Loans	223,786	28,453	15,943	8,546	74,456	33,430	-	60,624	2,334
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	75,789	75,789	-	-	-	-	-	-	-
Securities	67,367	21,760	21,192	1,037	62	16,907	6,409	-	-
Permanent	12,979	-	-	-	-	-	-	-	12,979
Other Balance Sheet Assets	26,725	-	-	-	-	-	-	-	26,725
Total Balance Sheet Assets	451,525	157,321	37,135	9,583	74,518	50,337	6,409	60,624	55,598
Money Market	(65,836)	(61,279)	(482)	-	-	-	-	-	(4,075)
Deposits	(254,067)	(125,052)	(2,099)	(111)	(12)	(126,793)	-	-	-
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	(1,791)	(1,791)	-	-	-	-	-	-	-
Long-Term Funding	(5,002)	(5,002)	-	-	-	-	-	-	-
Equity	(78,741)	-	-	-	-	-	-	-	(78,741)
Other Balance Sheet Liabilities	(39,099)	-	-	-	-	-	-	-	(39,099)
Total Balance Sheet Liabilities	(444,536)	(193,124)	(2,581)	(111)	(12)	(126,793)	-	-	(121,915)
Total Balance Sheet Gap	6,989	(35,803)	34,554	9,472	74,506	(76,456)	6,409	60,624	(66,317)
Total Off-Balance Sheet Gap	2,606	(3,050)	(99)	482	12	4,755	605	(99)	-
Total Structural Gap	9,595	(38,853)	34,455	9,954	74,518	(71,701)	7,014	60,525	(66,317)
Accumulated Gap	9,595	(38,853)	(4,398)	5,556	80,074	8,373	15,387	75,912	9,595

Risks and results in 2011

a)     Trading

The average VaR of the Group's market trading operations in 2011, stood at 125.29 million pesos (U.S.$10.07 million), significantly lower than that for 2010 162.20 million pesos (U.S.$12.83 million), even though in 2011 it continued to be affected by periods of high volatility as a result of the sovereign debt crisis in Europe. In 2011 the changes in VaR were due mainly to changes in the market data (market levels of the risk factors), the interest rate risk and Vega risk in interest rate derivatives that decreased as a result of the strategy of the trading book. VaR modeling did not change throughout 2011. At the end of December 2011, the VaR stood at 103.17 million pesos (U.S.$ 7.38 million).

Average VaR fell by 36.91 million pesos U.S.$2.76 million) with respect to 2010. This reduction was concentrated in interest rate VaR, which fell from  158.11 million pesos (U.S.$12.52 million) to 119.92 million pesos (U.S.$9.68 million), in equities VaR from 49.63 million pesos (U.S.$3.95 million) to 42.35 million pesos (U.S.$3.40 million), and in exchange rate VaR from 29.38 million pesos (U.S.$2.32 million) to 20.10 million pesos (U.S.$1.67 million).

i.	Distribution over time of risks and results

The risk assumption profile, in terms of VaR and results, showed that VaR decreased since February until September of 2011 where the VaR limit was exceeded during two days (September 22nd and September 23rd) because of the failure of the authorities in solving the deadlock of the global economy, after that it continue decreasing and remained stable until the end of December.

ii.	Calibration and test measures

Pursuant to the recommendations issued by BIS for the calibration and control of the efficiency of the internal market risk measurement and management systems, in 2011 the Group regularly performed the required benchmark tests and analyses, and drew conclusions which enabled it to verify the reliability of the model.

In 2011, there were four 99% VaR breaks (i.e. days when the daily loss exceeded VaR), all of them due to movements in the risk factors (interest rates and equities), it is worthy of note that in 2010 there were no 99% VaR breaks. Also during 2011, an exception to 99% VaE occurred (i.e. days when the daily gain exceeded VaE) on 26 August 2011, due mainly to the changes in the medium and long term interest rates.

The Group performs regular back-testing (BT) processes to calibrate and improve its VaR model. Back-testing consists of performing a comparative analysis between VaR estimates and daily results (i.e. real profit or loss obtained at the end of the day on the portfolio analyzed at the end of the preceding day valued at the following day prices).

Back-testing is conducted based on several approaches: by principal portfolio/strategy (proprietary trading, market making rates, market making equity, etc.), and by type of profit and loss source. Four kinds of back-testing are conducted: clean P&L (which allows us to monitor market risk), clean P&L calculated with front platforms such as Murex (which allows us to monitor risks associated with our treasury positions), dirty P&L without mark ups, and dirty P&L (which include commissions, mark ups and intraday trading results). The aim of the latter is to capture indirectly the importance of intra-day activity.

Whenever an anomaly is detected, we undertake a detailed examination of elements (such as “pricers”, inputs and configuration, among others) in order to correct such anomaly.

With respect to the number of days we would expect losses to exceed VaR, it should be taken into account that the number of expected “exceptions” is an average number. Over a long period of time we would expect an average of approximately three exceptions per year; however, there may be some years or periods where there are fewer exceptions than expected, as was the case in 2009 and 2010 when there were no exceptions, and other periods where there are more exceptions than expected, as was the case in 2011.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during the periods presented nor are any such changes contemplated at this time.

b)              Balance sheet management

i.	Interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2011 under 1,000 million pesos (U.S.$80 million), mainly due to the short term repricing of the credit portfolio. At the end of December 2011, the risk consumption measured in terms of 100 basis points sensitivity of the MVE, stood under 2,800 million pesos (U.S.$200 million).

Interest Rate Risk Profile at December 30, 2011

The tables below show the distribution of interest rate risk by maturity as of December 30, 2011 (Ps. Million pesos):

	Total	0 -1 months	1 - 3 months	3 - 6 months	6 - 12 months	1- 3 years	3 - 5 years	> 5 years	Not Sensitive
Money Market	132,290	34,815	251	1	8	32	31	67	97,085
Loans	355,838	215,837	8,768	11,978	14,202	38,854	20,108	56,612	(10,521)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	65,574	36,979	986	437	865	5,107	2,606	18,450	144
Securities	135,411	19,821	8,690	8,031	972	17,549	6,931	6,393	67,024
Permanent	624	-	-	-	-	-	-	-	624
Other Balance Sheet Assets	140,984	-	-	-	-	-	-	-	140,984
Total Balance Sheet Assets	830,721	307,452	18,695	20,447	16,047	61,542	29,676	81,522	295,340
Money Market	(205,158)	(22,825)	(251)	-	-	-	-	-	(182,082)
Deposits	(320,348)	(182,273)	(11,856)	(1,428)	(6,940)	(110,683)	-	-	(7,168)
Trade Finance	(1,387)	-	-	-	-	-	-	-	(1,387)
Intragroup	(65,431)	(36,979)	(986)	(437)	(865)	(5,107)	(2,606)	(18,450)	(1)
Long-Term Funding	(26,839)	(22,617)	(77)	-	(77)	(307)	(306)	(2,389)	(1,066)
Equity	(106,370)	-	-	-	-	-	-	-	(106,370)
Other Balance Sheet Liabilities	(155,133)	-	-	-	-	-	-	-	(155,133)
Total Balance Sheet Liabilities	(880,666)	(264,694)	(13,170)	(1,865)	(7,882)	(116,097)	(2,912)	(20,839	(453,207)
Total Balance Sheet Gap	(49,945)	42,758	5,525	18,582	8,165	(54,555)	26,764	60,683	(157,867)
Total Off-Balance Sheet Gap	(28,245)	(20,450)	(330)	(2,642)	711	180	(515)	(4,922)	(277)
Total Structural Gap	(78,190)	22,308	5,195	15,940	8,876	(54,375)	26,249	55,761	(158,144)
Accumulated Gap	(78,190)	22,308	27,503	43,443	52,319	(2,056)	24,193	79,954	(78,190)

ii. Funding and liquidity risk management

The Group's liquidity management framework and the liquidity position at 2011 year-end are described below.

•     Liquidity management framework

Liquidity management is based on three basic pillars:

-	Governance model - a sound governance model that ensures the participation of senior management in the decision-making process, so liquidity profile complies with strategic plans and risk appetite.

-	Management - adapted to the liquidity needs of each business unit, in accordance with the decentralized organizational model at parent level.

-	Balance sheet analysis and liquidity risk measurement - thorough analysis of the balance sheet and of the changes therein in order to support decision-making.

-	Governance model

Decisions relating to all structural risks are made through the ALCO Committee, which is the senior decision-making body responsible for coordinating all the global decisions affecting liquidity risk measurement, management and control.

The management of structural risks, including liquidity risk, is performed by the Financial Management area, and the control of these risks is the responsibility of the Market Risk area. Both areas provide support to the ALCO by submitting analyses, proposals and controlling, in compliance with the limits set.

Accordingly, in keeping with best governance practices, the Group establishes a clear division between the implementation of the financial management strategy (for which the Financial Management area is responsible) and its monitoring and control (which is the responsibility of the Market Risk area).

-	Liquidity management

Structural liquidity management seeks to finance the Group's recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

Funding and liquidity management is based on the following principles:

▪	Broad base of highly stable customer deposits: more than 74% are retail customer deposits captured by the commercial unit.

▪
Financing of stable on-balance-sheet liquidity needs (commercial gap or difference between lending and deposits) through an efficient mix between short, medium and long term issues, aiming to improve structural funding in order to cope with possible adverse situations.

▪	Diversification of funding sources intend to reduce concentration risk with respect to:

o     Instruments/investors

o     Markets/currencies

o     Terms

▪	Autonomy and responsibility of the Group in terms of liquidity management and funding, with no structural support from the parent company or any other unit of the Group.

In practice, based on the aforementioned principles, the liquidity management performed by the Group consists of the following:

▪
Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business and the methodology described above. Based on these liquidity requirements and taking into account certain prudential limits on the raising of short-term market financing, financial management establishes an issue plan for the year.

▪	Year-round monitoring of the actual changes in the balance sheet and in the financing requirements, which result in the relevant updates of the plan.

▪
As of December 31, 2010, the Group has only one medium term senior unsecured outstanding issue, with a maturity of 2.3 years, considering our customer deposits exceeded our loan portfolio throughout the year.

▪
At the end of 2011, the Group has eight medium and long term senior unsecured outstanding issues with a total amount of USD 1,522 million and an average maturity of 2.8 years, considering that our loan portfolio exceeds our customer deposits by USD 313 million at the end of December 2011.

▪	All this translates into a moderate need for short-term financing.

c)            Balance sheet analysis and liquidity risk measurement

Funding and liquidity decision-making is based on a thorough understanding of the Group’s current situation (environment, strategy, balance sheet and liquidity position), of the future liquidity needs of the businesses (liquidity projection) and scenarios of the accessibility and situation of the funding sources in the markets.

Its aim is to ensure that the Group maintains optimum liquidity levels to cover its short- and long-term funding requirements, optimizing the impact of the funding cost on the income statement.

This requires the monitoring of the balance sheet structure, the preparation of short- and medium-term liquidity projections and the establishment of basic measures, consistent with those described in the following section.

Simultaneously, various scenario analyses are conducted considering the additional liquidity needs that could arise if certain extreme but plausible events occur. These events might have a varying effect on the various balance sheet items and/or funding sources (extent of roll-over of wholesale financing, run-off of deposits, impairment of liquid assets, etc.), due either to the global market conditions or to the Group's specific situation.

All this enables the Group to respond to a broad-range of potential adverse situations and to implement early, if necessary, the related contingency plans.

These measures are in line with the practices being promoted by the Basel Committee to strengthen the liquidity of financial institutions.

•	Current liquidity position

The Group maintains an excellent structural liquidity position and has the ability to cope with further stress market conditions, as reflected by the following factors:

- Robust balance sheet

The balance sheet at 2010 year-end had a sound structure consistent with its commercial nature. The loan portfolio, which accounted for 50% of net assets, was fully funded by customer deposits. Similarly, structural liquidity needs, i.e. loans and fixed assets, were also fully funded by structural funds (deposits and short term financing using repos).

As regards wholesale market funding, the Group's funding structure is mainly supported by short term and demand deposits.

There is a ratio established to measure the liquidity on the local currency and on the foreign currencies for 30 days, and at the end of 2010 it has a coefficient of 38% and 19% respectively with a limit of >10%.

It is important to highlight that locally, the Central Bank demands a minimum amount of local currency deposits calculated depending the bank’s liabilities regarding the rest of the bank system’s liabilities, at the end of 2010 this deposit represents 6.92% of the total assets.

Finally, it should be noted that the Central Bank acts as lender of last resource, against several classes of collateral, of which the Bank has relevant positions: sovereign debt and the deposit previously mentioned.

The balance sheet at 2011 year-end had a sound structure consistent with its commercial nature. The loan portfolio, which accounted for 62.98% of net assets, was almost entirely funded by customer deposits (98.59%). Similarly, structural liquidity needs, i.e. loans and fixed assets, were also fully funded by structural funds (deposits and short term financing using repos).

As regards wholesale market funding, the Group's funding structure is mainly supported by short term and demand deposits.

There is a ratio established to measure the liquidity on the local currency and on the foreign currencies for 30 days, and at the end of 2011 it has a coefficient of 49.70% and 18.50% respectively with a limit of >10%.

It is important to highlight that locally, the Central Bank demands a minimum amount of local currency deposits calculated depending the bank’s liabilities regarding the rest of the bank system’s liabilities, at the end of 2011 this deposit represents 6.43% of the total assets.

Finally, it should be noted that the Central Bank acts as lender of last resource, against several classes of collateral, of which the Bank has relevant positions: sovereign debt and the deposit previously mentioned.

- Funding dynamics

As it has been described previously, the customer deposits funds 98.59% of the loan portfolio. Additionally, in the current environment of economic downturn, the Group managed to issue 5,000 million pesos (U.S.$358.5 million) of senior unsecured debt during 2010 and 16,230 million pesos (U.S.$1,163.7 million) of senior unsecured debt during 2011, all of them denominated in local currency. The breakdown of the issues are the following (in million pesos):

	Amount	Issue Date	Maturity Date	Coupon
Floating	5,000	04/22/2010	04/18/2013	TIIE 28 +0.12%
Floating	5,000	01/31/2011	01/27/2014	TIIE 28 +0.20%
Floating	1,000	03/22/2011	03/19/2013	TIIE 28 +0.14%
Floating	3,700	03/22/2011	04/16/2013	TIIE 28 +0.15%
Fix	1,700	03/22/2011	03/09/2021	8.91%
Floating	730	07/07/2011	01/27/2014	TIIE 28 +0.20%
Floating	2,800	09/28/2011	09/21/2016	TIIE 28 +0.50%
Floating	1,300	10/20/2011	09/21/2016	TIIE 28 +0.50%
	21,230

Accordingly, the Group begins 2012 with an excellent liquidity situation. Furthermore, there are no debt redemptions or repayments scheduled for 2012.

-	Exposures related to complex structured assets

The Group's policy with respect to the approval of new transactions involving these products is very prudent and conservative and is subject to strict supervision by the Group's senior management. Before approval is given for a new transaction, product or underlying, the risk division checks:

▪	Whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure.
▪	Whether the inputs enabling application of this valuation model are observable in the market.
▪	Provided the two aforementioned conditions are met, the risk division ascertains:
▪	The availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the new transactions envisaged.
▪	The degree of liquidity of the product or underlying, with a view to arranging the related hedge on a timely basis.

51.	Transition to International Financial Reporting Standards

The Group prepared its opening balance sheet at January 1, 2010, by applying the accounting policies and rules and the measurement bases described in Note 2, with the exemptions permitted by IFRS 1. The Group has applied the following exemptions:

•
IFRS 1 includes an optional exemption allowing first-time adopters to use the Mexican Banking GAAP balances as a surrogate, or “deemed cost”, for property, plant and equipment as of January 1, 2010. Under Mexican Banking GAAP, property, plant and equipment is stated at historical cost adjusted for the effects of inflation through December 31, 2007, which is broadly comparable to depreciated cost in accordance with IFRS adjusted for inflation. The effects of recognizing the deemed cost of tangible assets as of the transition date results in higher net carrying amounts for such items reported in the consolidated balance sheets and higher related depreciation expense reported in the statements of income as compared to what such amounts would have been if the historical cost model under IFRS had been applied on a retrospective basis. The recognition of tangible assets at deemed cost does not impact cash flows.

•
The Group elected not to apply IFRS 3 retrospectively to past business combinations with acquisition dates prior to the date of transition to IFRS. Prior to its adoption of IFRS, the Group’s only business combination was the acquisition of Grupo Financiero Serfin referred to in Note 25. In connection with this acquisition, the assets acquired and liabilities assumed of the acquiree were recognized in the Group’s Mexican Banking GAAP financial statements on the basis of the previous net carrying amounts measured accordance with Mexican Banking GAAP with additional adjustments to increase loan loss reserves prescribed by the Commission.  The difference between the value of the purchase price paid and the carrying amounts of net assets acquired was recorded as a reduction to equity. The application of IFRS 3 retrospectively to the acquisition of Grupo Financiero Serfin would result in a higher balance in total assets, mainly goodwill.  We do not believe that the retrospective application of IFRS 3 would have a material effect on the Group’s earnings or cash flows.

•
The Group elected to recognize all cumulative actuarial gains and losses arising from pension and post-employment benefits at the date of transition to IFRS. As indicated in the reconciliations of consolidated equity and comprehensive income below, the application of this exemption resulted in a higher reported pension liabilities and a reduction to our net comprehensive income. The elimination of comprehensive income does not impact cash flows.

The Group was also subject to mandatory exemptions to IFRS 1, which prohibit the retrospective application of certain aspects of the following:

•	Accounting estimates
•	Hedge accounting
•	Derecognition of financial assets
•	Non-controlling interest

Compliance with these mandatory exemptions did not have a material effect on the Group’s consolidated financial statements.

Reconciliation of consolidated equity reported under Mexican Banking GAAP to IFRS

	Explanation	As of January 1, 2010	As of December 31, 2010
Consolidated equity under Mexican Banking GAAP		73,973	82,425

Impairment losses	a)	1,959	2,450
Provision for off-balance sheet risk	a)	(5,048)	(4,869)
Fair value measurements	b)	324	148
Reserve for investment in Federal Treasury Securities	c)	427	373
Equity method accounting	d)	(72)	(68)
Insurance provision for catastrophes	e)	740	804
Pension and post-employment benefits	f)	(1,479)	(1,414)
Recognition of deferred tax assets on impairment losses	g)	6,668	4,824
Other adjustments		(13)	26
Deferred taxes on IFRS adjustments	g)	916	942
Subtotal – Equity adjustments		4,422	3,216

Consolidated equity under IFRS		78,395	85,641

Reconciliation of consolidated comprehensive income reported under Mexican Banking GAAP to IFRS

	Explanation	Year ended December 31, 2010
Net consolidated comprehensive income under Mexican Banking GAAP		14,852

Adjustments to net income:
Impairment losses	a)	778
Provision for off-balance sheet risk	a)	179
Fair value measurements	b)	(195)
Reserve for investment in Federal Treasury Securities	c)	(54)
Equity method accounting	d)	25
Insurance provision for catastrophes	e)	63
Pension and post-employment benefits	f)	65
Recognition of deferred tax assets on impairment losses	g)	(1,844)
Other adjustments		(30)
Deferred taxes on IFRS adjustments	g)	(250)
Subtotal – Net income adjustments		(1,263)

Adjustments to other comprehensive income:	h), i)	56

Net consolidated comprehensive income under IFRS		13,645

Reconciliation  of consolidated statement of cash flow for the year ended December 31, 2010

	Mexican Banking GAAP Balances	Adjustments (1)	IFRS Balances

Cash flows from operating activities	29,409	(19,617)	9,792
Cash flows from investing activities	(268)	(419)	(687)
Cash flows from financing activities	(3,938)	(3,995)	(7,933)
Net increase in cash and cash equivalents	25,203	(24,031)	1,172
Effect of foreign exchange rate changes on foreign currency cash deposits	(1,206)	-	(1,206)
Cash and cash equivalents at beginning of year	78,144	(33,974)	44,170
Cash and cash equivalents at end of year	102,141	(58,005)	44,136

(1)
Requirements regarding the presentation of the statement of cash flows under Mexican Baking GAAP differ in certain respects from those set forth by IFRS. Cash and cash equivalents reported Under Mexican Banking GAAP includes Guarantee deposits (collateral delivered for OTC transactions) of 8,852, Mexican and foreign accounts with Mexican and foreign credit institutions of 23,861 and a part of Derivatives of 25,292 at December 31, 2010 which are mainly classified as Loans and receivables - Loans and advances to credit institutions under IFRS.

The principal reconciling items between Mexican Banking GAAP operating, investing and financing cash flows and the corresponding amounts under IFRS are as follows:

o
Operating cash flows for IFRS purposes include cash outflows of 24,031 million pesos for originations of loans and receivables - Loans and advances to credit institutions relating to Guarantee deposits (collateral delivered for OTC transactions), Mexican and foreign time deposits and a part of Derivatives which are included in cash and cash equivalents for Mexican Banking GAAP purposes.

o	Investing cash flows for Mexican Banking GAAP purposes includes cash dividends received of 520 million pesos, which amount is classified as operating cash flows for IFRS purposes.
o	Financing cash flows under IFRS include cash outflows related to payments rendered on subordinated debt, which amounts are classified in operating cash flows under Mexican Banking GAAP.

A description of the main accounting effects of adoption are presented below:

a)	Impairment losses and provision for off-balance sheet risk

For the purpose of IFRS, the Group has established a methodology for calculating impairment losses and the provision for off-balance sheet risk. This methodology is disclosed in Note 2. Under IFRS, the Group estimates the impairment of loans and receivables and off-balance sheet risk provision using an incurred loss model, which is based on the Bank’s historical experience of impairment and other circumstances known at the time of assessment. Such IFRS criteria differ from the related criteria for Mexican Banking GAAP under which impairment losses and provisions for off-balance sheet risk are determined using prescribed formulas that are based primarily on an expected losses model. The expected loss model formulas are developed by the Commission using losses information compiled from the Mexican lending market as a whole, which may differ significantly from the Group’s credit loss experience.

As of January 1, 2010 and December31,2010, the combined reserves for impairment losses and the provision for off-balance sheet risk under IFRS resulted in net decreases to equity as compared to the corresponding amounts recorded under Mexican Banking GAAP.  The amounts of the estimated losses are as follows:

Millions of pesos	IFRS			Mexican Banking GAAP	Difference
	Reserve for Impairment	Off-balance sheet risk	Total	Reserve for Impairment (*)
January 1, 2010	10,077	5,048	15,125	12,036	3,089
December 31, 2010	7,558	4,869	12,427	10,008	2,419

(*) Includes allowances for loan losses of 668 million pesos and 0 as of January 1, 2010 and December 31, 2010, respectively, that for Mexican Banking GAAP are recorded against Other receivables (net).

The reconciling item for the reserve for impairment losses appears as an increase to equity because the Group is required to group both the reserve for impairment losses and the provision for off-balance sheet risk as a contra asset to loans and receivables under Mexican Banking GAAP, whereas such amounts are separated into contra-assets and liability provisions under IFRS.

The projected loss method used for Mexican Banking GAAP purposes incorporates a shorter historical experience window, as compared to that which was used for IFRS. At January 1, 2010 and December 31, 2010, the Mexican Banking GAAP estimate relies on a one-year window which results in the exclusion of historical losses incurred during 2008, in which we suffered sharply higher losses as compared to 2009 and 2010.  By contrast, the incurred loss model adopted for IFRS takes into account historical losses suffered during 2008 for the reserve and provision estimates at the date of transition and December 31, 2010.

Accordingly, our loss reserves and provisions under IFRS are higher than the corresponding amounts under Mexican Banking GAAP as of January 1, 2010 and December 31, 2010 as noted in the above table.

  b)   Fair value measurements

In accordance with Mexican Banking GAAP, the Group uses a "mid-price", which is roughly the mid-point between the bid and ask prices to determine the fair value for all market-quoted financial assets and liabilities.

Under IFRS, the determination of fair value requires that financial assets whose prices are quoted in the market should be valued at a buying position or price a buyer is willing to pay (Bid Price), while financial liabilities should be valued at a sales position or price a seller is willing to accept (Ask Price).

For Mexican Banking GAAP, the fair value measurement of OTC derivatives does not consider the counterparty credit risk or the Group’s own credit risk. For IFRS purposes, the counterparty credit risk and the Group’s own credit risk is factored into the fair value measurements of OTC derivatives.

Due to the lack of trading volume for certain financial instruments, the quoted market prices of such instruments may not deemed to be sufficiently current for purposes of measuring fair value under IFRS. The adjustments were applicable to 28 day Interbank Interest Rate (TIIE28) future contacts traded in the Mexican Derivatives Exchange (MexDer).

Whenever there is not possible to have a real market price, due to the lack of trading volume, MexDer calculates a theoretical price. The methodology considers that the future rate is equals to the forward rate. Considering that during 2010 the typical time period (position weighted average) between the last trade versus the balance sheet measurement date was 96 days, the Group’s theoretical price used for IFRS was based on the forward rate plus a convexity adjustment. The addition of the convexity adjustment in addition to the fact that the Group has held a short position in these contracts are what drove an increase in the fair value.

Fair value adjustments were made for TIIE future contacts assuming a Hull and White evolution for the short rate and incorporating a convexity adjustment to the forward rate estimation made with the TIIE28 swaps market curve. We assumed a mean reversion parameter of 2% and calibrate volatility in order to replicate with Hull and White model the market value of TIIE 28 caps and floors.

The Mexican Banking GAAP fair values of these financial instruments are the unadjusted quoted market prices (MexDer prices). As of December 31, 2010, the adjustment represents a change of 14.14% of the market value of the Group’s position in TIIE28 future contracts under Mexican Banking GAAP.

The effects of fair value adjustments are as follows:

	Increase (Decrease) to Mexican Banking GAAP Equity		Increase (Decrease) to Net Comprehensive Income
	January 1, 2010	December 31, 2010	Year ended December 31, 2010
Bid – Ask Price	(53)	(81)	(38)
OTC Derivatives	(40)	(53)	(13)
Mexder and Theoretical Prices	417	282	(144)
	324	148	(195)

c)	Reserve for investment in Federal Treasury Securities

Under Mexican Banking GAAP, the Group approved the creation of a reserve for the possible future decrease in value of Special Long-Term Federal Treasury Securities (Special CETES). The reserve, which was expressly permitted by the Commission for Mexican Banking GAAP purposes, is being released to earnings over time. The provisions do not meet the recognition criteria under IFRS and, as a result, were reversed from the opening balance sheet and all related earnings effects were similarly eliminated from the consolidated income statement under IFRS.

d)	Equity method accounting

For Mexican Banking GAAP purposes, certain investments are accounted for using the equity method of accounting that would otherwise not be considered as such under IFRS. Differences arise regarding the shareholding percentages that are indicative of significant influence over these investments. Under Mexican Banking GAAP, the investor is generally deemed to wield significant influence with a 10% shareholding in the investee, whereas under IFRS, the investor is generally presumed to wield significant influence over unconsolidated investees with 20% or more voting power. Equity method investments recognized in the   Mexican Banking GAAP financial statements that do not meet the significant influence threshold in accordance with IFRS criteria are accounted for as available-for-sale securities under IFRS.

e)	Insurance provision for catastrophes

The Group recognized a technical provision for catastrophic hurricane and other hydro-meteorological risks as required for Mexican Banking GAAP purposes by the Mexican National Insurance and Bonding Commission. The catastrophe provisions are built up gradually following a formula prescribed by the Mexican National Insurance and Bonding Commission and relate to possible future claims under contracts that are not in existence. Such catastrophe provisions are prohibited under IFRS.

f)	Pension and post-employment benefits

Adjustments were made to recognize the effects of the first-time adoption exemption taken in which all unrecognized actuarial gains and losses related to pension and post-employment benefits were recognized on the date of transition.

g)	Deferred taxes

For Mexican Banking GAAP purposes, the Group records a reserve against deferred tax assets related primarily to the effect of tax benefits offered by loan loss reserves that are not expected to be realized within a short-term period based on the projections of the Group. Such valuation reserves have been accepted by the Commission. For IFRS purposes, the Group has recognized deferred tax assets for all tax benefits that management believes are probable of realization.

IFRS tax balances also include the deferred tax effects of adjustments described in this Note.

h)	Foreign exchange gains or losses on available-for-sale in equity securities

Under the Mexican Banking GAAP, the exchange rate fluctuation in equity instruments classified as available-for-sale securities are recognized through profit or loss. For IFRS purposes, foreign exchange gains and losses on available-for-sale investments in non-monetary items such as equity securities are recognized in equity until the investment is realized.

i)	Foreign exchange gains or losses on available-for-sale in equity securities

The difference between other comprehensive income reported for IFRS and Mexican Banking GAAP consists primarily of differences in realized and unrealized gains and losses on investments in securities that were designated as available for sale for IFRS and classified as trading securities under Mexican Banking GAAP pursuant to rules imposed by the Commission, which stated that unrealized gains and losses on investments in securities classified as Available-for-sale financial assets under repurchase agreements were recognized in our consolidated income statement for Mexican Banking GAAP instead of other comprehensive income until 2008.

52.	Consolidated Subsidiaries

Subsidiaries as of January 1, 2010.

	PERCENTAGE
NAME	DIRECT (%)	INDIRECT (%)	PERCENTAGE OF VOTING RIGHTS (%)	ACTIVITY

BANCO SANTANDER (MÉXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER	99.99088%	-	100%	BANKING
CASA DE BOLSA SANTANDER, S.A. DE C.V., GRUPO FINANCIERO SANTANDER	99.96681%	-	100%	BROKER DEALER
ALMACENADORA SERFIN. S.A. DE C.V.	98.67113%	-	100%	WAREHOUSING
GESTIÓN SANTANDER, S.A. DE C.V., SOCIEDAD OPERADORA DE SOCIEDADES DE INVERSIÓN	99.99999%	-	100%	MANAGEMENT OF INVESTMENT FUNDS
SEGUROS SANTANDER, S.A. , GRUPO FINANCIERO SANTANDER	99.99870%	-	100%	INSURANCE
SERVICIOS CORPORATIVOS SEGUROS SERFIN. S.A. DE C.V.	99.99999%	-	100%	SERVICES
SANTANDER CONSUMO, S.A. DE C.V.	99.99999%	-	100%	CREDIT CARDS
FIDEICOMISO GFSSLPT BANCO SANTANDER. S.A.	100.00000%	-	100%	FINANCE
INSTITUTO SANTANDER SERFIN. A.C.	99.99999%	-	100%	NOT-FOR-PROFIT INSTITUTE
BANCO SANTANDER S.A., FIDEICOMISO 100740	100.00000%	-	100%	FINANCE
ALMACENADORA SOMEX. S.A.	97.24091%	-	100%	NON-OPERATING

Subsidiaries as of December 31, 2010.

	PERCENTAGE
NAME	DIRECT (%)	INDIRECT (%)	PERCENTAGE OF VOTING RIGHTS (%)	ACTIVITY

BANCO SANTANDER (MÉXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE GRUPO FINANCIERO SANTANDER	99.99088%	-	100%	BANKING
CASA DE BOLSA SANTANDER, S.A. DE C.V., GRUPO FINANCIERO SANTANDER	99.96681%	-	100%	BROKER DEALER
ALMACENADORA SERFIN, S.A. DE C.V.	98.67113%	-	100%	NON-OPERATING
GESTIÓN SANTANDER, S.A. DE C.V., SOCIEDAD OPERADORA DE SOCIEDADES DE INVERSIÓN	99.99999%	-	100%	MANAGEMENT OF INVESTMENT FUNDS
SEGUROS SANTANDER, S.A., GRUPO FINANCIERO SANTANDER	99.99870%	-	100%	INSURANCE
SERVICIOS CORPORATIVOS SEGUROS SERFIN, S.A. DE C.V.	99.99999%	-	100%	SERVICES
SANTANDER CONSUMO, S.A DE C.V. SOFOM E.R.	99.99999%	-	100%	CREDIT CARDS
FIDEICOMISO GFSSLPT BANCO SANTANDER, S.A.	100.00000%	-	100%	FINANCE
INSTITUTO SANTANDER SERFIN, A.C.	99.99999%	-	100%	NOT-FOR-PROFIT INSTITUTE
BANCO SANTANDER S.A., FIDEICOMISO 100740	100.00000%	-	100%	FINANCE
ALMACENADORA SOMEX, S.A.	97.24091%	-	100%	NON-OPERATING

Subsidiaries as of December 31, 2011.

	PERCENTAGE
NAME	DIRECT (%)	INDIRECT (%)	PERCENTAGE OF VOTING RIGHTS (%)	ACTIVITY

BANCO SANTANDER (MÉXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE GRUPO FINANCIERO SANTANDER	99.99088%	-	100%	BANKING
CASA DE BOLSA SANTANDER, S.A. DE C.V., GRUPO FINANCIERO SANTANDER	99.96681%	-	100%	BROKER DEALER
GESTIÓN SANTANDER, S.A. DE C.V., SOCIEDAD OPERADORA DE SOCIEDADES DE INVERSIÓN, GRUPO FINANCIERO SANTANDER	99.99999%	-	100%	MANAGEMENT OF INVESTMENT FUNDS
SANTANDER CONSUMO, S.A. DE C.V. SOFOM E.R.	99.99999%	-	100%	CREDIT CARDS
FIDEICOMISO GFSSLPT, BANCO SANTANDER. S.A.	100.0000%	-	100%	FINANCE
INSTITUTO SANTANDER SERFIN. A.C.	99.99999%	-	100%	NOT-FOR-PROFIT INSTITUTE
BANCO SANTANDER S.A., FIDEICOMISO 100740	100.0000%	-	100%	FINANCE
SANTANDER HIPOTECARIO, S.A. DE C.V. SOFOM E.R.	100.0000%	-	100%	MORTGAGE LENDING
SANTANDER HOLDING VIVIENDA S.A. DE C.V.	100.0000%	-	100%	SUBHOLDING
SANTANDER SERVICIOS CORPORATIVOS S.A. DE C.V.	100.0000%	-	100%	SERVICES
SANTANDER SERVICIOS ESPECIALIZADOS S.A. DE C.V.	100.0000%	-	100%	SERVICES
ALMACENADORA SOMEX. S.A.	97.24091%	-	100%	NON-OPERATING

******

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO FINANCIERO SANTANDER, S.A.B. DE C.V.)

CONDENSED PARENT COMPANY ONLY BALANCE SHEETS AS OF JANUARY 1, 2010 AND DECEMBER 31, 2010, 2011

 (Millions of Pesos)

ASSETS	01/01/2010	12/31/2010	12/31/2011	LIABILITIES AND EQUITY	01/01/2010	12/31/2010	12/31/2011

CASH AND BALANCES WITH CENTRAL BANK	-	-	-	FINANCIAL LIABILITIES HELD FOR TRADING:	-	-	-
				Trading derivatives
				Short positions
FINANCIAL ASSETS HELD FOR TRADING:	1,414	656	6,443
Debt instruments	1,414	656	6,443	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH	-	-	-
Equity instruments				PROFIT OR LOSS:
Trading derivatives				Deposits from Central Bank – Reverse repurchase agreements
				Deposits from credit institutions – Reverse repurchase agreements
				Customer deposits – Reverse repurchase agreements
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH
PROFIT OR LOSS:	4	5	-	FINANCIAL LIABILITIES AT AMORTIZED COST:	5,280	6,726	11,610
Loans and advances to credit institutions - Repurchase agreements	4	5		Deposits from Central Bank
Loans and advances to customers - Repurchase agreements				Deposits from credit institutions
				Customer deposits
				Marketable debt securities
AVAILABLE-FOR-SALE FINANCIAL ASSETS:	58	301	-	Dividends payable	4,000	6,400	11,350
Debt instruments	58	301		Other financial liabilities	1,280	326	260
Equity instruments
				HEDGING DERIVATIVES	-	-	-

LOANS AND RECEIVABLES:	4,000	6,000	36	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS
Loans and advances to credit institutions	3,000	5,690	562	HELD FOR SALE	-	-	-
Loans and advances to customers	1,000	310
Debt instruments				LIABILITIES UNDER INSURANCE CONTRACTS	-	-	-

				PROVISIONS:	-	-	-
HEDGING DERIVATIVES	-	-	-	Provisions for pensions and similar obligations
				Provisions for tax and legal matters
				Provisions for off-balance sheet risk
NON-CURRENT ASSETS HELD FOR SALE	-	-	-	Other provisions

				TAX LIABILITIES:	3	-	1,094
INVESTMENTS IN SUBSIDIARIES	78,085	85,271	96,074	Current	3		1,094
Banco Santander (México) S.A.	74,350	81,364	94,558	Deferred
Others	3,735	3,907	1,516

REINSURANCE ASSETS				OTHER LIABILITIES	9	9	-

				TOTAL LIABILITIES	5,292	6,735	12,704
TANGIBLE ASSETS	-	-	-
				SHAREHOLDERS' EQUITY:	77,498	83,684	90,104
				Share capital	25,658	25,658	25,658
INTANGIBLE ASSETS:	-	-	-	Share premium	11,415	11,415	11,415
Goodwill				Accumulated reserves	28,598	34,025	35,261
Other intangible assets				Profit for the year attributable to the Parent	11,827	12,586	17,770

TAX ASSETS:	51	23	1,100	VALUATION ADJUSTMENTS:	888	1,947	1,372
Current	47	12	1,097	Available-for-sale financial assets	381	771	442
Deferred	4	11	3	Cash flow hedges	507	1,151	930
				Non-current assets held for sale		25

OTHER ASSETS	66	110	1
				TOTAL EQUITY	78,386	85,631	91,476
TOTAL ASSETS	83,678	92,366	104,180	TOTAL LIABILITIES AND EQUITY	83,678	92,366	104,180

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO FINANCIERO SANTANDER, S.A.B. DE C.V.)

CONDENSED PARENT COMPANY ONLY INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

(Millions of Pesos)

	(Debit)/Credit

	2010	2011

Interest income and similar income	38	68
Interest expenses and similar charges		(10)
NET INTEREST INCOME	38	58
Income from equity instruments	3,200	5,890
Banco Santander (México) S.A.	3,000	5,690
Others	200	200
Income from companies accounted for using the equity method	9,311	7,054
Banco Santander (México) S.A.	8,644	8,479
Others	667	(1,425)
Fee and commission income	-	-
Fee and commission expenses	-	-
Gains/(losses) on financial assets and liabilities (net)	-	-
Exchange differences (net)	-	1
Other operating income	94	-
Other operating expenses	(42)	-
TOTAL INCOME	12,602	13,003
Administrative expenses:	(38)	(47)
Personnel expenses	(26)	(27)
Other general administrative expenses	(12)	(20)
Depreciation and amortization	-	-
Impairment losses on financial assets (net):	-	-
Loans and receivables	-	-
Impairment losses on other assets (net):	-	-
Other intangible assets	-	-
Non-current assets held for sale	-	-
Provisions (net)	20	9
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	-	-
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations	-	-
OPERATING PROFIT BEFORE TAX	12,584	12,965
Income tax	3	(16)
PROFIT FROM CONTINUING OPERATIONS	12,587	12,949
PROFIT FROM DISCONTINUED OPERATIONS (net)	-	4,822
CONSOLIDATED PROFIT FOR THE YEAR	12,587	17,771

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
(FORMERLY GRUPO FINANCIERO SANTANDER, S.A.B. DE C.V.)

CONDENSED PARENT COMPANY ONLY STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

(Millions of Pesos)

	2010	2011
A. CASH FLOWS FROM OPERATING ACTIVITIES:	4,000	36
Profit for the year	12,587	17,771
Adjustments made to obtain the cash flows from operating activities	(12,514)	(17,750)
Income from equity instruments	(3,200)	(5,890)
Income from companies accounted for using the equity method	(9,311)	(7,054)
Income tax expense recognized in income statement	(3)	16
Profit on discontinued operations	-	(4,822)
Net change in other operating assets and liabilities	758	(5,858)
Income tax paid	(31)	(17)
Dividends received	3,200	5,890

B. CASH FLOWS FROM INVESTING ACTIVITIES:	-	6,364
Proceeds
Discontinued operations	-	6,364

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(4,000)	(6,400)
Payments
Dividends	(4,000)	(6,400)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	-	-
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	-	-
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	-	-
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	-	-

On March 5, 2012, we paid a dividend of 11.35 billion pesos with cash obtained from dividends paid by our subsidiary, Banco Santander México, of 8.074 billion pesos, and proceeds from the sale of securities held for trading of 6,471 million pesos, both of which occurred on March 5, 2012. The held for trading securities were purchased with the proceeds from the sale of the insurance business in 2011. Historically, we have funded our dividend payments principally with cash provided by dividends received from Banco Santander México.

Through and including                 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this international offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Grupo Financiero Santander México, S.A.B. de C.V.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 6.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

Neither the laws of Mexico nor our bylaws or other constitutive documents provide for indemnification of our directors or officers.  We may purchase and maintain directors’ and officers’ liability insurance covering our directors and executive officers with respect to general civil liability, including liabilities under the Securities Act, which our directors and officers may incur in their capacities as such.

ITEM 7.      RECENT SALES OF UNREGISTERED SECURITIES

None.

ITEM 8.      EXHIBITS

(a)     The following documents are filed as part of this Registration Statement:

1.1**	Form of International Underwriting Agreement.
2.1*
Stock and Assets Purchase Agreement, dated as of December 23, 2010, among General Electric Capital Corporation, GE Capital de México, S. de R.L. de C.V., Global Consumer Leasing, S.A. de C.V., GE Capital Residential Connections Corporation, GE Capital Servicios Administrativos, S.A. de C.V. and Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander.

3.1	English translation of the bylaws (estatutos) of the Registrant.
4.1**
Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary receipts issued thereunder, evidencing American depositary shares.

5.1**	Opinion of Ritch Mueller, S.C., Mexican legal counsel of the Registrant, as to the validity of the Series B shares.
8.1**	Opinion of Ritch Mueller, S.C., Mexican legal counsel of the Registrant, as to Mexican tax matters (included in Exhibit 5.1).
21.1*	List of subsidiaries of the Registrant.
23.1	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited
23.2**	Consent of Ritch Mueller, S.C. (included in Exhibit 5.1)
24.1*	Powers of Attorney (included on signature page filed herewith).
99.1*	Form F-1 Registration Statement of Grupo Financiero Santander, S.A.B. de C.V., as confidentially submitted to the U.S. Securities and Exchange Commission on June 8, 2012.
99.2*	Amendment No. 1 to the Form F-1 Registration Statement of Grupo Financiero Santander, S.A.B. de C.V., as confidentially submitted to the U.S. Securities and Exchange Commission on July 26, 2012.
99.3*	Opinion of the General Counsel of Grupo Financiero Santander Mèxico, S.A.B. de C.V. furnished pursuant to Instruction 3 to Item 7.B of Form 20-F.

*	Previously filed.
**	To be filed by amendment.

(b)     Financial Statement Schedules

The financial statement schedules are included on pages F-202 to F-204 of this Registration Statement.

PART II

ITEM 9.      UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby also undertakes that:

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement at the time it was declared effective.

For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

For the purposes of Item 512(F) of Regulation S-K, the undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

For the purpose of determining any liability under the Securities Act, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in México, D.F., Mexico, on August 29, 2012.

GRUPO FINANCIERO SANTANDER, S.A.B. DE C.V.
By:	/s/ Marcos Alejandro Martínez Gavica
	Name:	Marcos Alejandro Martínez Gavica
	Title:	Executive President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on August 29, 2012 in the capacities indicated:

Name	Title
/s/ Marcos Alejandro Martínez Gavica	Executive President and Chief Executive Officer (Principal Executive Officer)
Marcos Alejandro Martínez Gavica

/s/ Pedro José Moreno Cantalejo	Vice President of Administration and Finance (Principal Financial Officer)
Pedro José Moreno Cantalejo

/s/ Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management (Principal Accounting Officer)
Emilio de Eusebio Saiz

/s/ Carlos Gómez y Gómez	Chairman
Carlos Gómez y Gómez

/s/ José Carlos Ávila Benito	Director
José Carlos Ávila Benito

*	Independent Director
Joaquín Vargas Guajardo

*	Independent Director
Fernando Ruiz Sahagún

*	Independent Director
Alberto Torrado Martínez

/s/ James H. Bathon	Authorized Representative in the United States
James H. Bathon Authorized Signatory

*By	/s/ Eduardo Fernández García-Travesí
Attorney-in-fact

EXHIBIT INDEX

1.1**	Form of International Underwriting Agreement.
2.1*
Stock and Assets Purchase Agreement, dated as of December 23, 2010, among General Electric Capital Corporation, GE Capital de México, S. de R.L. de C.V., Global Consumer Leasing, S.A. de C.V., GE Capital Residential Connections Corporation, GE Capital Servicios Administrativos, S.A. de C.V. and Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander.

3.1	English translation of the bylaws (estatutos) of the Registrant.
4.1**
Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary receipts issued thereunder, evidencing American depositary shares.

5.1**	Opinion of Ritch Mueller, S.C., Mexican legal counsel of the Registrant, as to the validity of the Series B shares.
8.1**	Opinion of Ritch Mueller, S.C., Mexican legal counsel of the Registrant, as to Mexican tax matters (included in Exhibit 5.1).
21.1*	List of subsidiaries of the Registrant.
23.1	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited
23.2**	Consent of Ritch Mueller, S.C. (included in Exhibit 5.1)
24.1*	Powers of Attorney (included on signature page filed herewith).
99.1*	Form F-1 Registration Statement of Grupo Financiero Santander, S.A.B. de C.V., as confidentially submitted to the U.S. Securities and Exchange Commission on June 8, 2012.
99.2*	Amendment No. 1 to the Form F-1 Registration Statement of Grupo Financiero Santander, S.A.B. de C.V., as confidentially submitted to the U.S. Securities and Exchange Commission on July 26, 2012.
99.3*	Opinion of the General Counsel of Grupo Financiero Santander Mèxico, S.A.B. de C.V. furnished pursuant to Instruction 3 to Item 7.B of Form 20-F.

*	Previously filed.
**	To be filed by amendment.